   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ------------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                              DIGITAL FUSION, INC.

             (Exact Name of Registrant as Specified in Its Charter)
                         ------------------------------

           DELAWARE                         7389                   APPLIED FOR
(State or Other Jurisdiction of       (Primary Standard          (I.R.S. Employer
Incorporation or Organization)           Industrial           Identification Number)
                                 Classification Code Number)

                              590 NORTH GULPH ROAD
                           KING OF PRUSSIA, PA 19406
                                 (610) 971-8840

         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                         ------------------------------

                      NICHOLAS R. LOGLISCI, JR. PRESIDENT
                              DIGITAL FUSION, INC.
                              590 NORTH GULPH ROAD
                           KING OF PRUSSIA, PA 19406
                                 (610) 971-8840

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                         ------------------------------

                                   COPIES TO:

  GERARD J. LEWIS, JR., ESQ.      ELLEN P. MERCER, ESQ.       BRIAN W. SEIDMAN, ESQ.      RANDI-JEAN G. HEDIN, ESQ.
       Infonautics, Inc.        Morgan, Lewis & Bockius,       IBS Interactive, Inc.      Kelley Drye & Warren LLP
                                           LLP
      590 North Gulph Rd.           One Oxford Centre            2 Ridgedale Ave.            Two Stamford Plaza
   King of Prussia, PA 19406        301 Grant Street                 Suite 350              281 Tresser Boulevard
        (610) 971-8840            Pittsburgh, PA 15219        Cedar Knolls, NJ 07927         Stamford, CT 06901
                                     (412) 560-3300               (973) 285-2600               (203) 324-1400

                         ------------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
 AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AND ALL OTHER CONDITIONS TO THE PROPOSED BUSINESS COMBINATION DESCRIBED HEREIN HAVE
                           BEEN SATISFIED OR WAIVED.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                        CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF               AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
     SECURITIES TO BE REGISTERED         BE REGISTERED(1)         PER SHARE        OFFERING PRICE(2)   REGISTRATION FEE(2)
Common Stock, $.001 par value per
  share...............................      19,776,256         Not applicable         $49,836,512            $13,157

(1) Based upon the maximum number of shares expected to be issued in connection with the transactions described herein.

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f). The registration fee was calculated in accordance with Rule 457(f), based on the average of the high and low sale prices for shares of common stock of each of IBS Interactive, Inc. and Infonautics, Inc. on the Nasdaq SmallCapMarket on September 26, 2000:

    (a) IBS Interactive common stock, 7,108,350 shares multiplied by an average price of $2.50; plus

    (b) Infonautics common stock, 12,667,906 shares multiplied by an average price of $2.53125.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Front cover of the Joint Proxy Statement/Prospectus

                      DIGITAL FUSION BUSINESS COMBINATION
                        JOINT PROXY STATEMENT/PROSPECTUS

                            ------------------------

                           NOTICE OF SPECIAL MEETINGS

            IBS Interactive, Inc.                            Infonautics, Inc.
             Stockholder Meeting                            Shareholder Meeting
                      , 2000                                      , 2000
                  [address]                                      [address]
                  [address]                                      [address]

To the stockholders of IBS Interactive, Inc. and the shareholders of Infonautics, Inc.

       A PROPOSAL FOR A BUSINESS COMBINATION--YOUR VOTE IS VERY IMPORTANT

    IBS Interactive, Inc., Infonautics, Inc. and First Avenue Ventures, Inc. have agreed, subject to your approval, to a three-way strategic combination. We are proposing the combination because we believe the combined strengths of the three companies will enable us to build a venture technology company that can create, acquire, fund, develop, operate and integrate successful Internet businesses, as well as continue to develop the current businesses of IBS Interactive, Infonautics and First Avenue. The new corporation will be named Digital Fusion, Inc. After the business combination is completed, the board of directors of Digital Fusion will be comprised of three members designated by IBS Interactive, three members designated by Infonautics and two members designated by First Avenue. Three independent directors will be jointly selected by IBS Interactive, Infonautics and First Avenue prior to or as soon as practicable after completion of the business combination. Senior management of Digital Fusion will be comprised of executive officers from each of IBS Interactive, Infonautics and First Avenue.

    When the business combination is completed, IBS Interactive common stockholders will receive one share of Digital Fusion common stock for each share of IBS Interactive they own, and Infonautics common shareholders will receive one share of Digital Fusion common stock for each share of Infonautics they own. First Avenue common stockholders will receive 1.514538 shares of Digital Fusion common stock for each share of First Avenue common stock they own, and First Avenue preferred stockholders will receive 1.514538 shares of Digital Fusion's series A convertible preferred stock for each share of First Avenue preferred stock they own. As a result, former IBS Interactive stockholders will own approximately 34.4%, former Infonautics shareholders will own approximately 61.2%, and former First Avenue stockholders will own approximately 4.4% of the outstanding Digital Fusion common stock on an as converted basis. Digital Fusion intends to apply to list its common stock on the
Nasdaq SmallCap Market under the symbol "      ."

    The boards of directors of both IBS Interactive and Infonautics have approved the business combination and recommend that their respective stockholders vote FOR the business combination proposal. Both the board of directors and stockholders of First Avenue have approved the business combination and, subject to your approval and certain other conditions, will receive shares of Digital Fusion in a private placement. Information about the business combination is contained in this joint proxy statement/prospectus. WE URGE YOU TO READ THIS DOCUMENT, INCLUDING THE SECTION DESCRIBING RISK FACTORS THAT BEGINS ON PAGE 17.

    The dates, times and places of the meetings are as follows:

  For IBS Interactive stockholders:        For Infonautics shareholders:
         , 2000 at             .m.           , 2000 at             .m.
              [address]                              [address]
              [address]                              [address]

    Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting.

    We strongly support this business combination and join with our boards of directors in enthusiastically recommending that you vote in favor of the business combination.

        /s/ Nicholas R. Loglisci, Jr.                   /s/ David Van Riper Morris
          Nicholas R. Loglisci, Jr.                       David Van Riper Morris
    President and Chief Executive Officer          President and Chief Executive Officer
            IBS Interactive, Inc.                            Infonautics, Inc.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the business combination or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

    This joint proxy statement/prospectus is dated             , 2000, and is
first being mailed to stockholders of IBS Interactive and shareholders of
Infonautics on or about             , 2000.

                             ADDITIONAL INFORMATION

    The Annual Report on Form 10-KSB for the year ended December 31, 1999 and Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000, Current Report on Form 8-K/A filed on May 16, 2000 and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000 of IBS Interactive are attached to this joint proxy statement/prospectus as Annexes 1, 2, 2A and 3 and are incorporated by reference in this joint proxy statement/prospectus. The Annual Report of Infonautics on Form 10-K and Form 10-K/A for the year ended December 31, 1999 is attached to the joint proxy statement/prospectus as Annex 4. The Quarterly Report on Form 10-Q and Form 10-Q/A of Infonautics for the quarter ended
March 31, 2000 is attached to this proxy statement/prospectus as Annex 5, and Infonautics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 is attached to this joint proxy statement/prospectus as Annex 6. These reports are incorporated by reference in this joint proxy statement/prospectus. These reports include important business and financial information about IBS Interactive and Infonautics, and we urge you to read them.

    Also, see "Where You Can Find More Information" that begins on page 139.

                             IBS INTERACTIVE, INC.
                         2 RIDGEDALE AVENUE, SUITE 350
                         CEDAR KNOLLS, NEW JERSEY 07927

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                     , 2000 AT      .M.

                            ------------------------

To the Stockholders of IBS Interactive, Inc.:

    Notice is hereby given that a special meeting of stockholders of IBS
Interactive, Inc. will be held on             , 2000 at [location] at
[10:00 a.m.], local time, for the following purposes:

    1. To consider and vote upon a proposal to adopt an agreement and plan of reorganization by and among IBS Interactive, Infonautics, Inc. and First Avenue Ventures, Inc., pursuant to which IBS Interactive, Infonautics and First Avenue will become wholly owned subsidiaries of a new holding company to be named Digital Fusion, Inc. and each share of IBS Interactive common stock will be converted into one share of Digital Fusion common stock.

    2. To transact any other business that may properly come before the special meeting or any adjournment or postponement thereof.

    These items of business are described in the attached joint proxy statement/prospectus. Holders of record of shares of IBS Interactive common
stock at the close of business on       , 2000, the record date, shall be
entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.

    Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If you do not vote, it will have the same effect as voting against the business combination.

    Under Delaware law, holders of shares of IBS Interactive common stock who submit a written demand for appraisal of their shares and who comply with the other applicable statutory procedures, including not voting in favor of adoption of the reorganization agreement, will be entitled to appraisal rights and to receive payment in cash for the fair value of their shares as determined by the Delaware Chancery Court. A summary of the applicable provisions of Delaware law is contained in the accompanying joint proxy statement/prospectus under the caption "The Business Combination--Appraisal Rights--IBS Interactive." In addition, the text of the applicable provisions of Delaware law is attached as Annex 10 to this joint proxy statement/prospectus.

                                          By order of the Board of Directors of
                                          IBS Interactive, Inc.

                                          /s/ Brian W. Seidman
                                          Brian W. Seidman
                                          SECRETARY AND GENERAL COUNSEL

Cedar Knolls, New Jersey
            , 2000

                               INFONAUTICS, INC.
                              590 NORTH GULPH ROAD
                      KING OF PRUSSIA, PENNSYLVANIA 19406

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                     , 2000 AT      .M.

                            ------------------------

To the Shareholders of Infonautics, Inc.:

    Notice is hereby given that a special meeting of shareholders of
Infonautics, Inc. will be held on             , 2000 at         .m., local time,
at [location] for the following purposes:

    1. To consider and vote upon a proposal to adopt an agreement and plan of reorganization by and among IBS Interactive, Inc., Infonautics and First Avenue Ventures, Inc. pursuant to which IBS Interactive, Infonautics and First Avenue will each become a wholly owned subsidiary of a new holding company that will be named Digital Fusion, Inc. and each share of Infonautics common stock will be converted into one share of Digital Fusion common stock.

    2. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

    These items of business are described in the attached joint proxy statement/prospectus. Holders of record of Infonautics common stock at the close
of business on       , 2000, the record date, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

    Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If you do not respond, your shares will not be counted for any purpose, including determining whether a quorum is present so that business can be done at the special meeting.

    Under Pennsylvania law, holders of Infonautics common stock who submit a written demand for appraisal of their shares and who comply with the applicable statutory procedures, including not voting in favor of adoption of the reorganization agreement, will be entitled to appraisal rights and to receive payment in cash for the fair value of their shares as determined under Pennsylvania law. A summary of the applicable requirements of Pennsylvania law is contained in the accompanying joint proxy statement/prospectus under the caption "The Business Combination--Appraisal Rights--Infonautics Shareholders." In addition, the text of the applicable provisions of Pennsylvania law is attached as Annex 11 to this joint proxy statement/prospectus.

                                          By order of the Board of Directors of
                                          Infonautics, Inc.

                                          /s/ Gerard J. Lewis, Jr.
                                          Gerard J. Lewis, Jr.
                                          SECRETARY

King of Prussia, Pennsylvania
            , 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION........         1

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS.............         4
  The Companies.............................................         4
  The Structure of the Business Combination.................         6
  Recommendation of the Boards of Directors and Opinions of
    Financial Advisors......................................         8
  Appraisal Rights..........................................         8
  The Special Meetings......................................         8
  Board of Directors and Management Following the Business
    Combination.............................................         9
  Interests of Directors and Executive Officers in the
    Business Combination....................................         9
  Treatment of Stock Options and Warrants...................         9
  Certain Federal Income Tax Consequences...................        10
  Overview of Reorganization Agreement......................        10
  Market Price Information..................................        12

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA............        13
  IBS Interactive, Inc. Selected Historical Financial
    Data....................................................        13
  Infonautics, Inc. Selected Historical Financial Data......        15
  Digital Fusion, Inc. Selected Unaudited Pro Forma
    Consolidated Financial Data.............................        16

RISK FACTORS................................................        17
  Risk Factors Related to IBS Interactive...................        17
  Risk Factors Related to Infonautics.......................        22
  Risk Factors Related to the Business Combination..........        30
  Risk Factors Related to Digital Fusion....................        32

THE SPECIAL MEETINGS........................................        40
  Joint Proxy Statement/Prospectus..........................        40
  Date, Time and Place of the Special Meetings..............        40
  Purpose of the Special Meetings...........................        40
  Vote Required for Adoption of the Reorganization
    Agreement...............................................        41
  Proxies...................................................        41
  Solicitation of Proxies...................................        42

THE BUSINESS COMBINATION....................................        43
  Background of the Business Combination....................        43
  IBS Interactive's Reasons for the Business Combination....        46
  Infonautics' Reasons for the Business Combination.........        48
  Recommendation of the IBS Interactive Board of
    Directors...............................................        51
  Opinion of IBS Interactive's Financial Advisor............        51
  Recommendation of the Infonautics Board of Directors......        59
  Opinion of Infonautics' Financial Advisor.................        60
  Interests of Certain IBS Interactive Directors and
    Executive Officers in the Business Combination..........        70
  Interests of Certain Infonautics Directors and Executives
    Officers in the Business
    Combination.............................................        71
  Completion and Effectiveness of the Business
    Combination.............................................        72
  Structure of the Business Combination and Conversion of
    IBS Interactive, Infonautics and First Avenue Stock.....        73
  Exchange of Stock Certificates for Digital Fusion Stock
    Certificates............................................        73
  Treatment of IBS Interactive and Infonautics Stock Options
    and Other Stock Rights..................................        74

                                                                PAGE
                                                              --------
  Material United States Federal Income Tax Consequences of
    the Business Combination................................        74
  Accounting Treatment of the Business Combination..........        77
  Restrictions on Sales of Shares by Affiliates of IBS
    Interactive and Infonautics and by Stockholders of First
    Avenue; Registration Rights.............................        78
  Nasdaq Listing of Digital Fusion Common Stock to be Issued
    in Business Combination.................................        79
  Appraisal Rights..........................................        79
  Delisting and Deregistration of IBS Interactive and
    Infonautics Common Stock after the Business
    Combination.............................................        81
  The Reorganization Agreement..............................        81
  Digital Fusion Charter and By-laws........................        89
  Shareholder Agreement.....................................        90

UNAUDITED COMPARATIVE PER SHARE INFORMATION.................        91

PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS.......        92
  Digital Fusion, Inc. Pro Forma Consolidated Condensed
    Balance Sheet at June 30, 2000..........................        93
  Digital Fusion, Inc. Pro Forma Consolidated Condensed
    Statement of Operations for the
    Six Months Ended June 30, 2000..........................        94
  Digital Fusion, Inc. Pro Forma Consolidated Condensed
    Statement of Operations for the
    Year Ended December 31, 1999............................        95
  Notes to the Pro Forma Consolidated Condensed Financial
    Statements (unaudited)..................................        96

BUSINESS OF DIGITAL FUSION..................................        98
  Overview..................................................        98
  Strengths.................................................        98
  Continuing Operations.....................................       102
  Competition...............................................       102

DESCRIPTION OF DIGITAL FUSION CAPITAL STOCK.................       103
  Authorized Capital Stock..................................       103
  Common Stock..............................................       103
  Preferred Stock...........................................       103
  Anti-Takeover Considerations..............................       105

COMPARISON OF RIGHTS OF DIGITAL FUSION STOCKHOLDERS, IBS
INTERACTIVE STOCKHOLDERS AND INFONAUTICS SHAREHOLDERS.......       106
  Capitalization............................................       106
  Voting Rights.............................................       107
  Number and Election of Directors..........................       107
  Vacancies on the Board of Directors and Removal of
    Directors...............................................       108
  Charter Amendments........................................       109
  Amendments to Bylaws......................................       110
  Action by Written Consent.................................       110
  Ability to Call Special Meetings..........................       111
  Notice of Stockholder Action..............................       111
  Limitation of Personal Liability of Directors and
    Officers................................................       113
  Indemnification of Directors and Officers.................       114
  State Anti-Takeover Statutes..............................       115

                                                                PAGE
                                                              --------
MANAGEMENT OF DIGITAL FUSION AFTER THE BUSINESS
COMBINATION.................................................       118
  Board of Directors of Digital Fusion......................       118
  Compensation of Directors.................................       118
  Executive Officers of Digital Fusion......................       118
  Biographical Information about Directors and Executive
    Officers................................................       118
  Compensation of Executive Officers........................       120

MANAGEMENT OF IBS INTERACTIVE...............................       122
  Executive Compensation....................................       124
  Employment Contracts and Termination of Employment and
    Change-of-Control
    Arrangements............................................       125
  Certain Transactions......................................       128

MANAGEMENT OF INFONAUTICS...................................       129
  Executive Compensation....................................       130
  Employment Agreements.....................................       132
  Certain Transactions......................................       133

SECURITY OWNERSHIP OF PRINCIPAL BENEFICIAL OWNERS AND
MANAGEMENT..................................................       134
  IBS Interactive...........................................       134
  Infonautics...............................................       135

LEGAL MATTERS...............................................       138

EXPERTS.....................................................       138

OTHER MATTERS...............................................       138

STOCKHOLDER PROPOSALS.......................................       138

WHERE YOU CAN FIND MORE INFORMATION.........................       139

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION............       140

ANNEXES:

Annex 1:
  IBS Interactive Annual Report on Form 10-KSB for the year ended December 31, 1999
Annex 2:
  IBS Interactive Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000
Annex 2A:
  IBS Interactive Current Report on Form 8-K/A filed on
  May 16, 2000
Annex 3:
  IBS Interactive Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000
Annex 4:
  Infonautics' Annual Report on Form 10-K and Form 10-K/A for the year ended
    December 31, 1999

Annex 5:
  Infonautics' Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended
    March 31, 2000
Annex 6:
  Infonautics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2000
Annex 7:
  Agreement and Plan of Reorganization by and among I.I. Holding Company, Inc., IBS Interactive, Inc.,
    Infonautics, Inc., I.I. Merger Sub I, Inc., I.I. Merger
    Sub II, Inc., I.I. Mergersub III, Inc. and First Avenue
    Ventures, Inc.
Annex 8:
  Opinion of Janney Montgomery Scott LLC
Annex 9:
  Opinion of First Union Securities, Inc.
Annex 10:
  Appraisal Rights Provisions of Delaware General
    Corporation Law
Annex 11:
  Appraisal Rights Provisions of Pennsylvania Business
    Corporation Law
Annex 12:
  Digital Fusion Amended and Restated Certificate of
    Incorporation
Annex 13:
  Digital Fusion Amended and Restated Bylaws

              QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q: Why are IBS Interactive and Infonautics proposing the business combination?

A: We are proposing the business combination because we believe the combined strengths of IBS Interactive, Infonautics and First Avenue will enable us to build a venture technology company that can create, acquire, fund, develop, operate and integrate successful Internet businesses, as well as continue to develop the current businesses of IBS Interactive, Infonautics and First Avenue. We believe that Digital Fusion will create the potential for stronger operating and financial results than any of the companies could achieve on its own by combining:

    - IBS Interactive's experience in providing comprehensive e-business and information technology services, including e-business strategic assessment and advisory services, application development and integration services, network services, website hosting and Internet access services for businesses and public sector institutions.

    - Infonautics' operating portfolio of web properties, including its network of 1.3 million registered users of its Sleuth sites (Company Sleuth, Sports Sleuth, Job Sleuth and Entertainment Sleuth) and approximately 100,000 paying subscribers to Electric Library, a search and reference site, and Infonautics' other search and reference sites.

    - First Avenue's relationships with Cross Atlantic Capital Partners, a venture capital firm, and with technology companies operating in the United States, Ireland, the United Kingdom, Australia and New Zealand.

Q: What will I receive in the business combination?

A: IBS Interactive stockholders and Infonautics shareholders will each receive one share of Digital Fusion common stock for each share of IBS Interactive or Infonautics that they own. After completion of the business combination, former IBS Interactive stockholders will own approximately 34.4% and former Infonautics shareholders will own approximately 61.2% of the outstanding Digital Fusion common stock on an as converted basis.

Q: What will stockholders of First Avenue receive in the business combination?

A: Holders of First Avenue common stock will receive 1.514538 shares of Digital
    Fusion common stock for each share of First Avenue common stock that they own, and holders of First Avenue preferred stock will receive 1.514538 shares of Digital Fusion series A convertible preferred stock for each share of First Avenue preferred stock that they own. After completion of the business combination, former First Avenue stockholders will own approximately 4.4% of the outstanding common stock of Digital Fusion on an as converted basis.

Q: What stockholder approvals are needed?

A: For IBS Interactive, the affirmative vote of the holders of a majority of the outstanding shares of IBS Interactive common stock is required to adopt the reorganization agreement. Each holder of IBS Interactive common stock is entitled to one vote per share. As of the record date, IBS Interactive directors and executive officers and their affiliates owned 25% of the outstanding shares of IBS Interactive.

    For Infonautics, the affirmative vote of the holders of a majority of the votes cast by holders of Infonautics common stock at a meeting at which a quorum is present is required to adopt the reorganization agreement. Each holder of common stock is entitled to one vote per share. Marvin Weinberger, who, as of August 31, 2000, held 1,456,194 shares of common stock, has agreed to vote his shares in favor of adoption of the reorganization agreement. As of August 31, 2000, Infonautics directors and executive officers and their affiliates owned 11.1% of the outstanding shares of Infonautics.

    The stockholders of First Avenue approved the reorganization agreement prior to its execution and delivery by First Avenue.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this joint proxy statement/ prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage paid envelope as soon as possible so that your shares may be represented at your special meeting.

Q: What if I don't vote?

A: If you are an IBS Interactive stockholder:

    - If you fail to respond, it will have the same effect as a vote against the business combination.

    - If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the business combination.

    - If you respond and abstain from voting, your proxy will have the same effect as a vote against the business combination.

    If you are an Infonautics shareholder:

    - If you fail to respond, your shares will not be counted for any purpose, including determining whether a quorum is present so that business can be done at the Infonautics special meeting.

    - If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the business combination.

    - If you respond and abstain from voting, your shares will be counted for determining whether there is a quorum, but will otherwise have no effect.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the secretary of IBS Interactive or Infonautics, as appropriate, before your special meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend the special meeting and vote in person.

Q: Should I send in my stock certificates now?

A: No. After the business combination is completed, you will receive written instructions from the exchange agent on how to exchange your stock certificates for shares of Digital Fusion. Please do not send in your stock certificates with your proxy.

Q: Where will my shares of Digital Fusion common stock be listed?

A: We intend to apply to list the Digital Fusion common stock on the Nasdaq
    SmallCap Market under the symbol "      ."

Q: Will I receive dividends on my Digital Fusion shares?

A: Digital Fusion does not currently intend to pay dividends on its common stock or its preferred stock.

Q: When do you expect the business combination to be completed?

A: We are working to complete the business combination as quickly as possible.
    We expect to complete the business combination during the fourth quarter of 2000.

Q: What are the tax consequences of the business combination to IBS Interactive stockholders and Infonautics shareholders?

A: IBS Interactive intends that IBS Interactive stockholders will not recognize gain or loss for United States federal income tax purposes in the business combination, other than with respect to any cash received instead of fractional shares of Digital Fusion common stock.

    Infonautics intends that the exchange of shares by Infonautics shareholders will be tax-free to them for U.S. federal income tax purposes, except for taxes payable on any gain recognized as a result of receiving cash in lieu of fractional shares of Digital Fusion common stock.

    A summary of the material federal income tax consequences of the business combination is included in the section "The Business Combination--Material United States Federal Income Tax Consequences of the Business Combination" on page 74. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisor for a full understanding of the tax consequences to you of the business combination.

Q: Who can help answer my questions?

A: If you have any questions about the business combination or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

    - if you are an IBS Interactive stockholder:

        IBS Interactive, Inc.
         Howard B. Johnson
         Chief Financial Officer
         2 Ridgedale Avenue
         Suite 350
         Cedar Knolls, NJ 07927
         (973) 285-2600, ext. 277

    - if you are an Infonautics shareholder:

        Infonautics, Inc.
         Gerard J. Lewis, Jr.
         Vice President and General Counsel
         590 North Gulph Road
         King of Prussia, PA 19406-2800
         (610) 971-8840

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

    This summary highlights selected information in the joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents to which we refer for a more complete understanding of the business combination. In particular, you should read the documents attached to this joint proxy statement/prospectus, including the reorganization agreement which is attached as Annex 7. In addition, important business and financial information about IBS Interactive is included in IBS Interactive's Annual Report on Form 10-KSB for the year ended
December 31, 1999 which is attached as Annex 1, its Quarterly Report on
Form 10-QSB for the quarter ended March 31, 2000 which is attached as Annex 2, its Current Report on Form 8-K/A filed on May 16, 2000 which is attached as Annex 2A, and its Quarterly Report on Form 10-QSB for the quarter ended
June 30, 2000 which is attached as Annex 3, and important business and financial information about Infonautics is included in Infonautics' Annual Report on Form 10-K and 10-K/A for the year ended December 31, 1999 which is attached as Annex 4, its Quarterly Report on Form 10-Q and 10-Q/A for the quarter ended March 31, 2000 which is attached as Annex 5, and its Quarterly Report on Form 10-Q for the quarter ended and June 30, 2000 which is attached as Annex 6.

THE COMPANIES

IBS INTERACTIVE, INC.
2 Ridgedale Avenue, Suite 350
Cedar Knolls, New Jersey 07927
(973) 285-2600
http://www.interactive.net

    IBS Interactive is a provider of single source e-business and information technology professional services, website hosting and Internet access services to businesses and public sector institutions in the Eastern and Midwestern United States.

    IBS Interactive uses advanced technologies to provide the following services individually or as part of a single source package custom designed for a client's needs:

       - e-business strategic assessment and advisory services;

       - custom application development and integration including Intranet and Internet applications and website development and maintenance;

       - network services, including network planning, design, implementation, support and optimization;

       - information technology consulting and training, including network and software support, security audits and protocol recommendations;

       - shared and co-location website hosting; and

       - Internet access services, including T-1, T-3 and DSL service.

    IBS Interactive was incorporated in Delaware in February 1995.

    RECENT DEVELOPMENTS. On August 8, 2000, IBS Interactive announced that Earthlink, Inc. agreed to purchase IBS Interactive's consumer dial up business for cash. The total amount of proceeds from the sale will depend upon the total number of IBS Interactive subscribers who join Earthlink. To date, IBS Interactive has received $2.9 million from Earthlink in connection with the sale. IBS Interactive used $1.9 million of these funds to pay off its existing bank debt.

INFONAUTICS, INC.
590 North Gulph Road
King of Prussia, Pennsylvania 19406
(610) 971-8840
http://www.infonautics.com

    Infonautics is a provider of personalized information agents and websites. Infonautics delivers information over the Internet and other communications mediums such as wireless. Infonautics' sites provide users with relevant information they cannot conveniently locate in any one place elsewhere on the Internet. Infonautics' content notification sites are personal portals that provide users with comprehensive information on a specific topic or area of interest. Infonautics' search and reference sites deliver deep, archival research content in response to users' questions. As the amount of information on the Internet continues to grow, Infonautics believes that users value its delivery of relevant information.

    Infonautics' content notification sites--Company Sleuth, Sports Sleuth, Job Sleuth and Entertainment Sleuth--are intelligent personalized information agents that are designed to deliver the information users want, when and where they want it. These sites are now integrated into the Sleuth Center portal, making it even easier for customers to go to one place on the Internet to get all the information they want. These content notification sites generate revenue in a variety of ways, including through advertising and affiliate marketing.

    Infonautics' search and reference sites--Electric Library, eLibrary Tracker, Encyclopedia.com, and Newsdirectory.com--provide relevant information in response to users' questions and preferences from sites that are highly differentiated from traditional search engines and directories. These search and reference sites generate revenue primarily through Electric Library subscription fees, and also through advertising, affiliate marketing and co-branding.

    Infonautics was incorporated in Pennsylvania in November 1992.

FIRST AVENUE VENTURES, INC.
P.O. Box 228
Gwynedd, Pennsylvania 19436

    First Avenue is a private equity and management consulting firm. First Avenue, in part through Cross Atlantic Capital Partners, a venture capital firm that manages First Avenue's two largest stockholders, has developed a network of strategic relationships with technology companies operating in the United States, Ireland, the United Kingdom, Australia and New Zealand.

DIGITAL FUSION, INC.
590 North Gulph Road
King of Prussia, Pennsylvania 19406
(610) 971-8840
http://www.digitalfusion.com

    Digital Fusion is a newly formed corporation that has not, to date, conducted any activities other than those incident to its formation, the matters contemplated by the reorganization agreement and the preparation of this joint proxy statement/prospectus. Upon completion of the business combination, IBS Interactive, Infonautics and First Avenue will each become a wholly owned subsidiary of Digital Fusion.

    On completion of the business combination, Digital Fusion's business objective is to create, acquire, fund, develop, operate and integrate a network of Internet focused technology companies. Digital Fusion also intends to continue the businesses currently operated by IBS Interactive, Infonautics and First Avenue.

THE STRUCTURE OF THE BUSINESS COMBINATION (SEE PAGE 73)

    To accomplish the combination of their businesses and the business of First Avenue, IBS Interactive and Infonautics jointly formed a new company, Digital Fusion, Inc. (formerly I. I. Holding Company, Inc.), with three subsidiaries, IBS Interactive Merger Sub, Inc. (formerly I. I. Merger Sub I, Inc.), Infonautics Merger Sub, Inc. (formerly I. I. Merger Sub II, Inc.) and First Avenue Merger Sub, Inc. (formerly I. I. Mergersub III, Inc.). At the time the business combination is completed:

       - In the IBS Interactive merger, IBS Interactive Merger Sub will be merged into IBS Interactive, and IBS Interactive will be the surviving corporation;

       - In the Infonautics merger, Infonautics Merger Sub will be merged into Infonautics, and Infonautics will be the surviving corporation; and

       - In the First Avenue merger, First Avenue Merger Sub will be merged into First Avenue, and First Avenue will be the surviving corporation.

As a result, IBS Interactive, Infonautics and First Avenue will each become a wholly owned subsidiary of Digital Fusion.

The organization of the companies before and after the business combination is illustrated below:

                        BEFORE THE BUSINESS COMBINATION

                                    [GRAPH]

                         AFTER THE BUSINESS COMBINATION

                                    [GRAPH]

RECOMMENDATION OF THE BOARDS OF DIRECTORS AND OPINIONS OF FINANCIAL ADVISORS (SEE PAGE 51)

    TO IBS INTERACTIVE STOCKHOLDERS: The IBS Interactive board of directors believes that the IBS Interactive merger is fair to you and in your best interest and unanimously voted to approve the reorganization agreement and unanimously recommends that you vote FOR the adoption of the reorganization agreement.

    TO INFONAUTICS SHAREHOLDERS: The Infonautics board of directors believes that the Infonautics merger is fair to you and in your best interest and unanimously voted to approve the reorganization agreement and unanimously recommends that you vote FOR the adoption of the reorganization agreement.

    OPINION OF IBS INTERACTIVE'S FINANCIAL ADVISOR. In deciding to approve the business combination, the IBS Interactive board of directors considered the opinion of its financial advisor, Janney Montgomery Scott, LLC that, as of the date of its opinion, and subject to and based on the considerations referred to in its opinion, the ratio to exchange IBS Interactive common stock for Digital Fusion common stock is fair, from a financial point of view, to the holders of IBS Interactive common stock. The full text of this opinion is attached as Annex 8 to this joint proxy statement/ prospectus. IBS Interactive urges its stockholders to read the opinion of Janney Montgomery Scott in its entirety.

    OPINION OF INFONAUTICS' FINANCIAL ADVISOR. In deciding to approve the business combination, the Infonautics board of directors considered the opinion of its financial advisor, First Union Securities, Inc., that, as of the date of its opinion, and subject to and based on the considerations referred to in its opinion, the ratio to exchange Infonautics common stock for Digital Fusion common stock is fair, from a financial point of view, to the holders of Infonautics common stock. The full text of this opinion is attached as Annex 9 to this joint proxy statement/prospectus. Infonautics urges its shareholders to read the opinion of First Union Securities, Inc. in its entirety.

APPRAISAL RIGHTS (SEE PAGE 79)

    Under Delaware law, IBS Interactive stockholders who submit a written demand for appraisal of their shares and who comply with the other applicable statutory procedures, including not voting in favor of adoption of the reorganization agreement, will be entitled to appraisal rights and to receive payment in cash for the fair value of their shares as determined by the Delaware Chancery Court. For a more complete description of these appraisal rights, see "The Business Combination--Appraisal Rights--IBS Interactive."

    Under Pennsylvania law, Infonautics shareholders who submit a written demand for appraisal of their shares and who comply with the other applicable statutory procedures, including not voting in favor of adoption of the reorganization agreement, will be entitled to appraisal rights and to receive payment in cash for the fair value of their shares as determined under Pennsylvania law. For a more complete description of these appraisal rights, see "The Business Combination--Appraisal Rights--Infonautics."

    Under the reorganization agreement, IBS Interactive, Infonautics and First Avenue are not obligated to complete the business combination if holders of more than $2.5 million in value of IBS Interactive common stock and Infonautics common stock, in the aggregate, request appraisal rights and do not withdraw their requests.

THE SPECIAL MEETINGS (SEE PAGE 40)

    SPECIAL MEETING OF IBS INTERACTIVE STOCKHOLDERS.  The IBS Interactive
special meeting will be held at [address] on             , 2000, starting at
        .m., local time.

    SPECIAL MEETING OF INFONAUTICS SHAREHOLDERS.  The Infonautics special
meeting will be held at [address] on       , 2000, starting at         .m.,
local time.

BOARD OF DIRECTORS AND MANAGEMENT FOLLOWING THE BUSINESS COMBINATION (SEE PAGE
  118)

    The reorganization agreement provides that the board of directors of Digital Fusion will be comprised of 11 directors, of whom three will be selected by IBS Interactive, three will be selected by Infonautics, two will be selected by First Avenue and three will be independent directors jointly selected by IBS Interactive, Infonautics and First Avenue.

    The initial directors of Digital Fusion will be:

       - Nicholas R. Loglisci, Jr., Roy E. Crippen, III and Ahmad Al-Khaled, who are the designees of IBS Interactive;

       - David Van Riper Morris and Lloyd N. Morrisett, who are the designees of Infonautics, and a third designee of Infonautics who will be named prior to completion of the business combination; and

       - Richard Masterson and Glenn Rieger, who are the designees of First Avenue.

    The persons to be selected as independent directors will be named prior to or as promptly as practicable following completion of the business combination.

    The initial officers of Digital Fusion will be:

       - Richard Masterson--Chief Executive Officer

       - Nicholas R. Loglisci, Jr.--President

       - David Van Riper Morris--Chief Operating Officer

       - Howard B. Johnson--Chief Financial Officer

       - Roy E. Crippen, III--President, Digital Fusion Services

       - Gerard J. Lewis, Jr.--General Counsel

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION (SEE
  PAGE 70)

    Some of the directors and executive officers of IBS Interactive and Infonautics have interests in the business combination that are different from, or are in addition to, the interests of holders of their company's stock. These interests include the potential for positions as directors or executive officers of Digital Fusion, acceleration of vesting of options as a result of the combination and the right to continued indemnification and insurance coverage by Digital Fusion for acts or omissions occurring prior to the combination.

TREATMENT OF STOCK OPTIONS AND WARRANTS (SEE PAGE 74)

    When the business combination is completed, each outstanding IBS Interactive stock option and warrant to purchase common stock and each outstanding Infonautics stock option will be converted into an option or warrant to purchase shares of Digital Fusion common stock at an exercise price per share equal to the exercise price per share of IBS Interactive common stock or Infonautics common stock subject to the option before the conversion. As a result of the completion of the business combination, substantially all outstanding IBS Interactive and Infonautics employee stock options, except for options to purchase 290,000 shares of IBS Interactive common stock granted under its 2000 Stock Option Plan, will vest and become exercisable or free of restrictions, as the case may be, at the effective time of the business combination.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 74)

    It is a condition to completion of the business combination that each of IBS Interactive and Infonautics receive an opinion from its tax counsel that its respective merger will qualify as a "reorganization" within the meaning of
Section 368(a) and/or as an "exchange" within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended. The effect of the IBS Interactive merger so qualifying will be that IBS Interactive and its stockholders who exchange their shares for shares of Digital Fusion common stock will generally not recognize gain or loss for United States federal income tax purposes in connection with the business combination, except with respect to cash received instead of fractional shares of Digital Fusion stock. The effect of the Infonautics merger so qualifying will be that Infonautics and its shareholders who exchange their shares for shares of Digital Fusion common stock will generally not recognize gain or loss for United States federal income tax purposes in connection with the business combination, except with respect to cash received instead of fractional shares of Digital Fusion stock.

    IBS Interactive and Infonautics urge you to consult your tax advisor for a full understanding of the tax consequences of the business combination applicable to you.

OVERVIEW OF THE REORGANIZATION AGREEMENT (SEE PAGE 81)

    CONDITIONS TO THE COMPLETION OF THE BUSINESS COMBINATION. The obligations of IBS Interactive, Infonautics and First Avenue to complete the business combination are subject to the satisfaction of certain customary conditions. The principal conditions are listed below. Except where otherwise indicated, each of the conditions can be waived.

        CONDITIONS TO OBLIGATIONS OF IBS INTERACTIVE, INFONAUTICS AND FIRST
        AVENUE

           - The reorganization agreement must be adopted by both the IBS Interactive stockholders and the Infonautics shareholders. This condition cannot be waived.

           - The registration statement of which this joint proxy statement/prospectus forms a part must be declared and remain effective. This condition cannot be waived.

           - No law, injunction or order preventing the completion of the business combination may be in effect.

           - Holders of more than $2.5 million in value of IBS Interactive common stock and Infonautics common stock must not have requested appraisal rights and not withdrawn their requests.

        ADDITIONAL CONDITION TO OBLIGATIONS OF IBS INTERACTIVE AND INFONAUTICS

           - First Avenue must have issued common stock and preferred stock for a total purchase price of $6 million, and the First Avenue merger must be consummated simultaneously with the IBS Interactive merger and the Infonautics merger. This condition cannot be waived.

        ADDITIONAL CONDITION TO OBLIGATIONS OF FIRST AVENUE

           - The IBS Interactive merger and the Infonautics merger must be completed simultaneously with the First Avenue merger. This condition cannot be waived.

        OTHER SIGNIFICANT CONDITIONS

           - The representations and warranties of each of the parties must be correct in all material respects.

           - Each of the parties must have complied with its covenants in all material respects.

           - The shares of Digital Fusion common stock to be issued to IBS Interactive stockholders and Infonautics shareholders in the business combination must be approved for quotation on the Nasdaq National Market or the Nasdaq SmallCap Market

           - IBS Interactive, Infonautics and First Avenue must have obtained all consents of third parties required to complete the business combination except for those consents which, if not obtained, would not have a material adverse effect.

           - IBS Interactive must receive an opinion of tax counsel to the effect that the IBS Interactive merger will qualify as a tax-free exchange or reorganization, or both, for U.S. federal income tax purposes.

           - Infonautics must receive an opinion of tax counsel to the effect that the Infonautics merger will qualify as a tax-free exchange or reorganization, or both, for U.S. federal income tax purposes.

    TERMINATION OF THE REORGANIZATION AGREEMENT. IBS Interactive, Infonautics and First Avenue can jointly agree to terminate the reorganization agreement at any time. Any of the companies may also terminate the reorganization agreement if:

       - The business combination is not completed on or before December 31, 2000, so long as the failure to complete the business combination is not the result of the failure by that company to fulfill any of its obligations under the reorganization agreement;

       - A condition to the obligations of that party to complete the business combination cannot be satisfied by December 31, 2000 because of a law, injunction or order;

       - The IBS Interactive stockholders or the Infonautics shareholders fail to adopt the reorganization agreement at a meeting of that company's stockholders; or

       - Either of the other companies breaches its representations, warranties or covenants in the reorganization agreement in a material way.

    In addition, IBS Interactive and Infonautics may terminate the reorganization agreement:

       - if the other of them enters into or publicly announces its intention to enter into an agreement or agreement in principle other than the reorganization agreement with respect to a proposal to acquire that company;

       - if the other of them withdraws its recommendation to holders of its common stock that they approve the reorganization agreement; or

       - in order to enter into an agreement in principle or a definitive agreement with respect to a superior acquisition proposal.

    TERMINATION FEES. The reorganization agreement provides that in several circumstances, IBS Interactive or Infonautics may be required to pay termination fees to the other as described on page 86.

    "NO SOLICITATION" PROVISIONS. The reorganization agreement contains detailed provisions prohibiting IBS Interactive and Infonautics from seeking an alternative transaction. These "no solicitation" provisions prohibit IBS Interactive and Infonautics, as well as their officers, directors, subsidiaries and representatives, from taking any action to solicit an acquisition proposal as described on page 83. The reorganization agreement does not, however, prohibit either party or its board of directors from considering, and potentially recommending, an unsolicited bona fide written superior proposal from a third party as described on pages 84 through 85.

    ACCOUNTING TREATMENT. The business combination will be treated as a purchase by Infonautics of IBS Interactive and First Avenue in accordance with Accounting Principles Board Opinion No. 16. The fair value of the consideration given by the accounting acquirer in the business combination will be used as the valuation basis of the acquiree. The assets and liabilities of IBS Interactive and First Avenue will be recorded at their fair values as of the completion of the business combination. The assets and liabilities of Infonautics will remain at their historical carrying amount. The financial statements of Digital Fusion will reflect the combined operations of Infonautics and IBS Interactive from the closing date.

    COMPLETION AND EFFECTIVENESS OF THE BUSINESS COMBINATION. The business combination will be completed when all of the conditions to completion of the business combination are satisfied or, if permissible, waived in accordance with the reorganization agreement. The business combination will become effective when certificates of merger are filed with the State of Delaware with respect to the IBS Interactive merger and the First Avenue merger and with the Commonwealth of Pennsylvania with respect to the Infonautics merger. The business combination is expected to be completed during the fourth quarter of 2000.

MARKET PRICE INFORMATION

    Shares of IBS Interactive common stock and Infonautics common stock are traded on the Nasdaq SmallCap Market. On July 28, 2000, the last trading day before the public announcement of the business combination, IBS Interactive common stock closed at $7.50 per share, and Infonautics common stock closed at
$3.28 per share. On             , 2000, IBS Interactive common stock closed at
$  per share and Infonautics common stock closed at $      per share.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following tables present (1) selected historical financial data of IBS Interactive, (2) selected historical financial data of Infonautics and
(3) selected unaudited pro forma consolidated financial data of Digital Fusion which reflect the business combination.

                             IBS INTERACTIVE, INC.

                       SELECTED HISTORICAL FINANCIAL DATA

    The selected historical financial data of IBS Interactive has been derived from the audited historical consolidated financial statements and related notes of IBS Interactive for each of the years in the three-year period ended December 31, 1999 and the unaudited consolidated financial statements for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1999 and 2000. The historical data is only a summary, and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes contained in the annual, quarterly and current reports of IBS Interactive which are attached to this joint proxy statement/prospectus as Annexes 1, 2, 2A and 3.

    The following table sets forth IBS Interactive's selected historical consolidated financial information, adjusted for acquisitions which have been accounted for as pooling of interests (DesignFX and Halo in 1998 and Spectrum and Spencer in 1999) and the classification of IBS Interactive's consumer dial up business segment as a discontinued operation in 2000. In addition, in March 2000, IBS Interactive acquired digital fusion, inc. in a transaction accounted for as a purchase. Accordingly, the selected consolidated statement of operations data for the six months ended June 30, 2000 include the results of the operations of digital fusion, inc. from the date of the acquisition through June 30, 2000 and the selected consolidated balance sheet as of June 30, 2000 includes digital fusion's financial position as of that date. digital fusion, inc. is a provider of e-business solutions and should not be confused with Digital Fusion, the issuer of the securities to be issued in the business combination. In IBS Interactive's opinion, unaudited interim data reflects all adjustments (consisting solely of restructuring provisions and losses on disposals of businesses in 2000 and normal recurring adjustments) considered necessary for a fair presentation of results for such interim periods.

                                                                                                   SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                      JUNE 30,
                                           ----------------------------------------------------   -------------------
                                             1995       1996       1997       1998       1999       1999       2000
                                           --------   --------   --------   --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.................................   $2,222     $5,007     $9,154    $14,650    $15,538    $ 7,616    $11,197
Operating income (loss)..................     (189)      (622)       (23)        83     (4,489)    (1,054)    (5,768)
Interest and other, net..................       --        (12)      (129)       131       (341)        67        (51)
Income (loss) before discontinued
  operations.............................   $ (189)    $ (575)    $ (281)   $   188    $(4,875)   $  (910)   $(5,830)
Income (loss) per share before
  discontinued operations:
    Basic................................   $ (.13)    $ (.27)    $ (.12)   $   .05    $ (1.13)   $  (.22)   $  (.97)
    Diluted..............................   $ (.13)    $ (.27)    $ (.12)   $   .05    $ (1.13)   $  (.22)   $  (.97)
Average common shares:
    Basic................................    1,437      2,167      2,437      3,509      4,310      4,145      5,982
    Diluted..............................    1,437      2,167      2,437      3,509      4,310      4,145      5,982

                                                                DECEMBER 31,                            JUNE 30,
                                            ----------------------------------------------------   -------------------
                                              1995       1996       1997       1998       1999       1999       2000
                                            --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................    $ 95      $  129     $1,075    $ 7,011    $ 8,094    $ 3,839    $ 5,811
Total assets..............................     558       2,414      4,458     11,176     11,536     12,483     30,242
Debt due within one year..................      35         219        624         79        130        949      2,558
Long term debt............................     139         123        432        277        267        203        982
Stockholders' equity......................      85       1,263      1,500      8,423     13,975      8,661     21,458

                               INFONAUTICS, INC.

                       SELECTED HISTORICAL FINANCIAL DATA

    The selected historical financial data of Infonautics has been derived from the audited historical consolidated financial statements and related notes of Infonautics for each of the years in the five-year period ended December 31, 1999 and the unaudited consolidated financial statements for the six months ended June 30, 1999 and 2000. The historical data is only a summary, and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes contained in the annual and quarterly reports of Infonautics which are attached to this joint proxy statement/prospectus as Annexes 4, 5 and 6.

    In December 1999, Infonautics sold its K-12 and public library business and assets and liabilities to bigchalk.com, Inc. for cash and an ownership interest in bigchalk.com. Infonautics also sold its e-commerce online archive business to Bell & Howell Information and Learning Company. Revenues related to the K-12 and public library business were $2.1 million and $7.3 million for the years ended December 31, 1997 and 1998, respectively, and $12.8 million for the period ended December 15, 1999. Included in the results of operations for the six months ended June 30, 2000 is a loss of $5.9 million related to Infonautics' equity interest in bigchalk.com.

                                                                                             SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                      JUNE 30,
                                     ----------------------------------------------------   -------------------
                                       1995       1996       1997       1998       1999       1999       2000
                                     --------   --------   --------   --------   --------   --------   --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...........................  $   448    $  1,442   $  6,832   $ 14,925   $23,234    $11,208    $  6,047
Operating income (loss)............   (7,495)    (14,984)   (18,363)   (17,602)   (8,293)    (4,471)     (4,780)
Interest and other, net............       14       1,198      1,004        154    32,990       (699)     (5,928)
                                     -------    --------   --------   --------   -------    -------    --------
Net income (loss)..................  $(7,481)   $(13,786)  $(17,359)  $(17,448)  $24,697    $(5,170)   $(10,708)
                                     =======    ========   ========   ========   =======    =======    ========
Redemption of preferred stock in
  excess of carrying amount........       --          --         --         --       (75)       (75)         --
Net income (loss) attributable to
  common shareholders..............  $(7,481)   $(13,786)  $(17,359)  $(17,448)  $24,622    $(5,245)   $(10,708)
Net income (loss) per share:
  Basic............................  $ (1.51)   $  (1.61)  $  (1.83)  $  (1.77)  $  2.10    $ (0.45)   $  (0.88)
  Diluted..........................  $ (1.51)   $  (1.61)  $  (1.83)  $  (1.77)  $  1.88    $ (0.45)   $  (0.88)
Average common shares:
  Basic............................    4,940       8,550      9,492      9,831    11,730     11,665      12,123
  Diluted..........................    4,940       8,550      9,492      9,831    13,126     11,665      12,123

                                                         DECEMBER 31,                            JUNE 30,
                                     ----------------------------------------------------   -------------------
                                       1995       1996       1997       1998       1999       1999       2000
                                     --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  investments......................  $   962    $ 27,379   $ 12,997   $  3,268   $ 3,739    $ 1,577    $ 12,975
Total assets.......................    2,532      30,227     18,794     10,192    30,061     11,966      19,869
Debt due within one year...........      143          --        298        357     2,857      1,853       3,229
Long-term debt.....................      138          --        404         47        --      3,561          --
Shareholders' equity...............     (549)     27,688     10,460     (3,298)   22,916     (7,401)     13,268

                              DIGITAL FUSION, INC.

            SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The selected unaudited pro forma consolidated financial data of Digital Fusion have been derived from the unaudited pro forma consolidated condensed financial statements included elsewhere in this joint proxy statement/prospectus.

                                                                       SIX MONTHS
                                                        YEAR ENDED        ENDED
                                                       DECEMBER 31,     JUNE 30,
                                                           1999           2000
                                                      --------------   -----------
                                                      (IN THOUSANDS, EXCEPT SHARE
                                                          AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues............................................    $   37,149     $   18,914
Operating income (loss).............................       (11,957)       (13,095)
Interest and other, net.............................        (1,862)          (638)
Income (loss).......................................    $  (23,175)    $  (19,685)
Income (loss) per share:
  Basic and diluted.................................    $    (1.43)    $    (1.08)
Average common shares:
  Basic and diluted.................................    16,190,606     18,256,622

                                                                 JUNE 30,
                                                                   2000
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and equivalents........................................     $22,365
Working capital.............................................      18,986
Total assets................................................      88,840
Debt due within one year....................................       5,787
Long-term debt..............................................         982
Stockholders' equity........................................      73,255

                                  RISK FACTORS

    In addition to the other information in this joint proxy statement/prospectus, IBS Interactive stockholders and Infonautics shareholders should carefully consider the following factors in evaluating the reorganization agreement prior to voting to adopt it. All of the risks affecting IBS Interactive and Infonautics will continue to affect Digital Fusion on completion of the business combination.

RISK FACTORS RELATED TO IBS INTERACTIVE

IBS INTERACTIVE BEGAN OPERATIONS IN 1995, SO YOUR BASIS FOR EVALUATING IBS
  INTERACTIVE IS LIMITED.

    IBS Interactive has only been in operation since 1995 and many of its services have only been offered since 1997 or later. In addition, IBS Interactive has only been a publicly reporting company since May 1998. Accordingly, IBS Interactive has a limited operating history on which you may evaluate IBS Interactive. You should consider the risks and difficulties frequently encountered by early stage companies in new, rapidly evolving and technology-dependent markets. Failure by IBS Interactive to address these risks adequately will have a material adverse effect on its business.

OPERATING LOSSES FOR IBS INTERACTIVE ARE EXPECTED TO CONTINUE AT LEAST FOR THE
  NEAR FUTURE. IBS INTERACTIVE MAY NOT HAVE SUFFICIENT CASH FLOW FOR ITS
  BUSINESS.

    IBS Interactive has recently experienced significant losses in its operations. IBS Interactive expects to continue to incur significant losses for the foreseeable future. For the six months ended June 30, 2000, its operating loss from continuing operations was $5,830,000, its loss from discontinued operations was $798,000 and its loss on sale of discontinued operations was $3,383,000. IBS Interactive expects its expenses to increase as IBS Interactive seeks to grow its business and as its business expands. IBS Interactive cannot assure you that its revenues will increase as a result of its increased spending. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations, IBS Interactive may not become profitable. Even if IBS Interactive becomes profitable, IBS Interactive may be unable to sustain profitability, generate sufficient cash flow or raise capital in sufficient amounts to continue to operate its business. If this happens, it may result in an impairment loss in the value of its long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets and will have a material adverse effect on its business.

IBS INTERACTIVE'S REVENUES DEPEND IN SIGNIFICANT PART UPON ONE KEY CUSTOMER, AND
  IN SIGNIFICANT PART UPON NON-RECURRING CONTRACTS.

    For the six months ended June 30, 2000, IBS Interactive's largest client, Aetna, accounted for approximately 19% of its revenues. In December 1998, IBS Interactive entered into a contractual agreement with Aetna to provide certain information technology professional services. This contract expires on December 31, 2000. Non-renewal or termination of its contract with Aetna would have a material adverse effect on IBS Interactive. Revenues derived from its consulting contracts are generally non-recurring in nature. IBS Interactive cannot assure you that IBS Interactive will obtain additional contracts for projects similar in scope to those previously obtained from Aetna or any other client, that IBS Interactive will be able to retain existing clients or attract new clients, or that IBS Interactive will not remain largely dependent on a limited client base, which may continue to account for a substantial portion of IBS Interactive's revenues. In addition, IBS Interactive may be subject to:

    - delays in client funding;

    - lengthy client review processes for awarding contracts;

    - non-renewal, delay, termination, reduction or modification of contracts in the event of changes in client policies or as a result of budgetary constraints; and

    - increased or unexpected costs resulting in losses in the event of "fixed-price" contracts.

    IBS Interactive's revenues are difficult to forecast. IBS Interactive plans to significantly increase its operating expenses to increase the number of its sales, marketing and technical personnel to sell, provide and support its products and services. IBS Interactive may not be able to adjust its spending quickly enough to offset any unexpected revenue shortfall. In addition, at any given point in time, IBS Interactive may have significant accounts receivable balances with customers that expose IBS Interactive to credit risks if such customers are unable to settle their accounts. Any unexpected shortfall in revenues in relation to its expenses, or significant bad debt experience will have a material adverse effect on IBS Interactive's business.

MARKET ACCEPTANCE OF IBS INTERACTIVE'S SERVICES IS UNCERTAIN.

    The markets for IBS Interactive's services are relatively new and evolving, and therefore the ultimate level of demand for its services is subject to a high degree of uncertainty. Any significant decline in demand for e-business strategy and advisory services, applications development and integration services, networking services, information technology consulting, website hosting or Internet access services could have a material adverse effect on its business and prospects.

    IBS Interactive's success depends on its ability to continually attract new clients and retain existing clients as well as to replace clients who have not renewed their contracts. Achieving significant market acceptance will require substantial efforts and expenditures on its part to create awareness of its services.

IBS INTERACTIVE HAS LIMITED MARKETING, SERVICE AND SUPPORT CAPABILITIES.

    To effectively market and sell its services, IBS Interactive will need to expand its client service and support capabilities to satisfy increasingly sophisticated client requirements. IBS Interactive currently has limited marketing experience and limited marketing, service, client support and other resources, which may not be adequate to meet client needs.

IBS INTERACTIVE HAS MANY COMPETITORS AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY
  AGAINST THEM.

    Competition for the e-business and information technology professional services and web-hosting and Internet access services that IBS Interactive provides is significant, and IBS Interactive expects that competition will continue to intensify. IBS Interactive may not have the financial resources, technical expertise, sales and marketing or support capabilities to successfully meet this competition. If IBS Interactive is unable to compete successfully against such competitors, its business will be adversely affected. IBS Interactive competes against numerous large companies that have substantially greater market presence, longer operating histories, more significant customer bases and financial, technical, facilities, marketing, capital and other resources than IBS Interactive has.

    IBS Interactive's competitors include national, regional and local e-business and information technology professional services firms, software development firms and major accounting and consulting firms, such as Andersen Consulting, iXL Enterprises, Scient, Viant and US Interactive. IBS Interactive's competitors also include international, national, regional and local Internet service providers, established on-line service providers, cable operators, specialized Internet service providers, regional Bell operating companies and national long-distance carriers, such as Globix Corporation, Exodus Communications, Inc. and Verio, Inc. Still other competitors offer the full range of services that IBS Interactive offers as a single source provider. Companies in this arena include Applied Theory Corporation, Interliant, Appnet, Breakaway Solutions and Internet Commerce.Com Resource Technologies.

    In addition, IBS Interactive encounters competition from numerous other businesses that provide one or more similar goods or services, including numerous resellers of Internet-related hardware and software and website development companies.

    IBS Interactive's competitors may respond more quickly than IBS Interactive can to new or emerging technologies and changes in customer requirements. IBS Interactive's competitors may also devote greater resources than IBS Interactive can to the development, promotion and sale of their products and services. They may develop e-business products and services that are superior to or have greater market acceptance than those developed by IBS Interactive. Competitors may also engage in more extensive research and development, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees and strategic partners. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties.

    New competitors, including large computer hardware, software, professional services and other technology and telecommunications companies, may enter IBS Interactive's markets and rapidly acquire significant market share. As a result of increased competition and vertical and horizontal integration in the industry, IBS Interactive could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for IBS Interactive's products and services. For example, telecommunications companies may be able to provide customers with reduced communications costs in connection with their Internet access services, significantly increasing pricing pressures on IBS Interactive. IBS Interactive may not be able to offset the effects of any price reductions with an increase in the number of customers, higher revenue from professional services, cost reductions or otherwise. In addition, Internet professional services and access businesses are likely to encounter consolidation in the near future, which could result in decreased pricing and other competition.

IBS INTERACTIVE DEPENDS ON ITS KEY PERSONNEL AND ITS ABILITY TO RETAIN THOSE
  PERSONNEL AND RECRUIT ENOUGH QUALIFIED PERSONNEL.

    There is intense competition for qualified personnel in the sectors in which IBS Interactive operates. The loss of existing personnel or the failure to recruit additional qualified technical, managerial and sales personnel, as well as expenses in connection with hiring and retaining personnel, would adversely affect IBS Interactive's business. IBS Interactive also depends on the performance of its executive officers and key employees, some of whom have not entered into employment agreements with IBS Interactive.

IBS INTERACTIVE'S SUCCESS DEPENDS ON KEEPING UP WITH RAPID TECHNOLOGICAL
  CHANGES.

    The market for e-business and information technology professional services and website-hosting and Internet access services has only recently begun to develop and is rapidly evolving. Significant technological changes could render IBS Interactive's existing products and services obsolete. To be successful, IBS Interactive must adapt to this rapidly changing market by continually improving the responsiveness, functionality and features of its products and services to meet customer needs. If IBS Interactive is unable to respond to technological advances and conform to emerging industry standards on a cost-effective and timely basis, it will have a material adverse effect on IBS Interactive's business.

IBS INTERACTIVE'S OPERATIONS DEPEND ON THE CAPABILITIES OF ITS NETWORK
  OPERATIONS CENTER.

    IBS Interactive's success depends in large part upon the performance of IBS Interactive's network operations center and IBS Interactive's ability to expand its network operations center as its customer base gets larger and the needs of its customers for Internet access, website hosting and Internet application development and integration services become more demanding. If IBS Interactive is unsuccessful in providing a network operations center with the necessary capabilities, it will have a material adverse effect on its business. IBS Interactive's existing network operations center relies entirely on third-party data communications and telecommunications providers. These include Internet service provider companies such as MCI WorldCom, Sprint Communications, Winstar Communications, Cox Communications and Cable & Wireless, and long-distance and local carriers, such as Verizon Communications, Bell South, MCI WorldCom, Hyperion, Digex, Incorporated and KMC Communications, to provide leased telecommunication lines on a cost-effective and continuous basis. These carriers are subject to price constraints, including tariff controls, that in the future may be relaxed or lifted. This could have a material and adverse effect on the costs of maintaining IBS Interactive's network operations center. In accordance with industry custom, IBS Interactive does not maintain agreements with these suppliers. Accordingly, IBS Interactive cannot assure you that these suppliers will continue to provide services to IBS Interactive or that IBS Interactive can replace them on comparable terms.

    Other risks and difficulties that IBS Interactive may encounter in connection with expanding its network operations center include its ability to adapt its network infrastructure to changing customer requirements and changing industry standards.

BECAUSE IBS INTERACTIVE IS DEPENDENT ON COMPUTER SYSTEMS, A SYSTEMS FAILURE
  WOULD CAUSE A SIGNIFICANT DISRUPTION TO ITS BUSINESS.

    IBS Interactive's business depends predominantly on the efficient and uninterrupted operation of its computer and communications hardware systems and infrastructure. IBS Interactive currently maintains most of its computer systems in one of its facilities in New Jersey. While IBS Interactive has taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. IBS Interactive also leases telecommunications lines from local and regional carriers, whose service may be interrupted. Any damage or failure that interrupts or delays its network operations could have a material adverse effect on its business.

IF IBS INTERACTIVE'S SECURITY MEASURES ARE INADEQUATE, ITS BUSINESS WILL BE
  ADVERSELY AFFECTED.

    IBS Interactive has taken measures to protect the integrity of its infrastructure and the privacy of confidential information. Nonetheless, IBS Interactive's infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents IBS Interactive's security measures, he or she could jeopardize the security of confidential information stored on its systems, misappropriate proprietary information or cause interruptions in its operations. IBS Interactive may be required to make significant additional investments and efforts to protect against or remedy security breaches. Security breaches that result in access to confidential information could damage its reputation and expose IBS Interactive to a risk of loss or liability.

    The security services that IBS Interactive offers in connection with customers' use of the Internet cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although IBS Interactive attempts to contractually limit its liability in such instances, the occurrence of these problems may result in claims against IBS Interactive for liability. These claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on its business and reputation and on its ability to attract and retain customers.

IBS INTERACTIVE IS DEPENDENT ON HARDWARE AND SOFTWARE SUPPLIERS TO PROVIDE IBS
  INTERACTIVE WITH THE PRODUCTS AND SERVICES NEEDED TO SERVE ITS CUSTOMERS.

    IBS Interactive relies on outside vendors to supply IBS Interactive with computer hardware, software and networking equipment. These products are available from only a few sources. IBS

Interactive primarily buys these products from Hewlett-Packard, Sun Microsystems, Lucent Technologies, Cisco Systems and Adtran. IBS Interactive cannot assure you that it will be able to obtain the products and services that are needed on a timely basis and at affordable prices.

    IBS Interactive has in the past experienced delays in receiving shipments of equipment purchased for resale. IBS Interactive may not be able to obtain computer equipment on the scale or at the times required by IBS Interactive or at an affordable price. IBS Interactive's suppliers may enter into exclusive arrangements with its competitors or stop selling their products or services to IBS Interactive at commercially reasonable prices. If IBS Interactive's sole or limited source suppliers do not provide IBS Interactive with products or services, it may have a material adverse effect on its business.

CONDUCTING IBS INTERACTIVE'S BUSINESS EXPOSES IT TO POTENTIAL LIABILITY TO
  CLIENTS.

    IBS Interactive's services involve development, implementation and maintenance of computer systems and computer software that are critical to the operations of its clients' businesses. IBS Interactive's failure or inability to meet a client's expectations in the performance of its services could harm its business reputation or result in a claim for substantial damages against IBS Interactive, regardless of its responsibility for such failure or inability. In addition, in the course of performing services, its personnel often gain access to technologies and content that include confidential or proprietary client information. Although IBS Interactive has implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim against IBS Interactive for substantial damages. IBS Interactive attempts to limit contractually its damages arising from negligent acts, errors, mistakes or omissions in rendering services and, although IBS Interactive maintains general liability insurance coverage, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims. The successful assertion of one or more large claims against IBS Interactive that are uninsured, exceed available insurance coverage or result in changes to its insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, would have a material adverse effect on IBS Interactive.

IBS INTERACTIVE MAY BE LIABLE FOR THE MATERIAL CUSTOMERS DISTRIBUTE OVER THE
  INTERNET.

    The law relating to the liability of online service providers, private network operators and Internet service providers for information carried on or disseminated through their networks is currently unsettled. IBS Interactive may become subject to legal claims relating to the content of websites that IBS Interactive hosts or in email messages that IBS Interactive transmits. For example, lawsuits may be brought against IBS Interactive claiming that material inappropriate for viewing by young children can be accessed from the websites IBS Interactive hosts. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of such material. If IBS Interactive has to take costly measures to reduce its exposure to these risks, or is required to defend against such claims, it may have a material adverse effect on its business.

CHANGES IN GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT IBS INTERACTIVE'S
  BUSINESS.

    There are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. The government may also seek to regulate some segments of IBS Interactive's activities such as basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. IBS Interactive cannot predict the impact, if any, that future regulation or regulatory changes may have on its business.

IBS INTERACTIVE HAS LIMITED INTELLECTUAL PROPERTY PROTECTION.

    IBS Interactive relies on a combination of copyright and trademark laws, trade secrets laws and license and nondisclosure agreements to protect its proprietary information, particularly the computer software applications that IBS Interactive has developed. IBS Interactive currently has no registered copyrights or patents or patent applications pending. It may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, IBS Interactive's proprietary information without authorization. The majority of IBS Interactive's current contracts with its clients contain provisions granting to the client intellectual property rights to certain of its work product, including the customized programming that IBS Interactive creates for them. IBS Interactive anticipates that contracts with future clients will contain similar provisions. Other existing agreements to which IBS Interactive is a party are silent, and future agreements may likewise be silent, as to the ownership of such rights. To the extent that the ownership of such intellectual property rights is expressly granted to a client or is ambiguous, IBS Interactive's ability to reuse or resell such rights may be limited.

    IBS Interactive's policy is to execute confidentiality agreements with its employees and consultants upon the commencement of an employment or consulting relationship with IBS Interactive. These agreements generally require that all confidential information developed or made known to the individual by IBS Interactive during the course of the individual's relationship with IBS Interactive be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to IBS Interactive shall be the exclusive property of IBS Interactive. IBS Interactive cannot assure you that such agreements will not be breached, that IBS Interactive would have adequate remedies for any breach or that its trade secrets will not otherwise become known to or be independently developed by competitors.

RISK FACTORS RELATED TO INFONAUTICS

INFONAUTICS HAS LOST MONEY IN THE PAST AND EXPECTS TO LOSE MONEY IN THE FUTURE.

    If its revenues do not increase substantially, Infonautics may never become profitable. Infonautics has not generated enough revenues to exceed the substantial amounts spent to create, launch and enhance Infonautics' sites and to grow its business. Infonautics expects to continue to expend substantial amounts on marketing its sites to grow its registered user base. Infonautics expects these expenditures to result in continuing losses in the near future.

    Infonautics needs its registered user base to grow substantially in order to execute its business plan. If Infonautics' marketing efforts are unsuccessful, its business, financial condition and results of operations would be materially adversely affected. In order to build its brand awareness, Infonautics must succeed in its growth strategy and marketing efforts, provide high-quality sites and increase user traffic on the Infonautics network of websites. These efforts have required, and will continue to require, significant expenses.

    A portion of Infonautics' revenues may be derived from barter agreements. Approximately 2% of Infonautics' revenues in 1999 were derived from agreements where Infonautics traded advertisements on the Infonautics network of websites in exchange for advertisements on other websites without receiving any cash payments.

INFONAUTICS HAS A LIMITED OPERATING HISTORY WITH ITS BUSINESS FOLLOWING THE
  BIGCHALK.COM TRANSACTION WHICH OFFERS LITTLE INFORMATION TO EVALUATE INFONAUTICS AND ITS LONG TERM PROSPECTS.

    Although Infonautics and its original business were established in 1992, Infonautics completed the sale of its K-12 and public library Electric Library business to bigchalk.com, Inc. in December 1999. As a result, Infonautics has little operating history as a company with its current business. If Infonautics does not successfully address the risks and difficulties that companies like itself with little operating history with their current businesses encounter, then its business may not grow and its revenues may decline. Infonautics success depends upon its ability to address those risks successfully, which include, among other things:

    - whether Infonautics can continue to expand marketing and distribution for its sites to support an increasing customer base;

    - whether Infonautics can retain and attract talented employees to support and market its existing sites and develop and market new sites, and experienced management to execute its strategy; and

    - whether Infonautics can respond quickly and effectively to competitive and technological changes.

AS INFONAUTICS OPERATES IN A NEW AND DEVELOPING MARKET OF PROVIDING ELECTRONIC
  INFORMATION, THE MARKET FOR INFONAUTICS' SITES MAY NOT GROW FAST ENOUGH AND INFONAUTICS' PROFITABILITY WILL BE IMPAIRED.

    Infonautics depends on revenues derived from its sites such as Sleuth Center and Electric Library and it may not receive these revenues if it does not continue to develop a market for these sites. Specifically, Infonautics currently derives subscription-based revenues from its fee based Electric Library site. Infonautics' Electric Library customers are primarily individual end users, and Infonautics may not receive revenues from Electric Library if it does not continue to develop a market for it. Infonautics' content notification sites such as those found in the Sleuth Center portal, and search and reference sites other than Electric Library, are free to the user. These sites are intended to be primarily advertising and e-commerce supported. Infonautics' ability to earn significant revenues from its content notification and search and reference sites other than Electric Library will depend in part on their acceptance by a substantial number of users in order to attract advertising revenues and their inclusion in e-commerce programs. Furthermore, if Infonautics develops these markets more slowly than expected, its financial growth and profitability will be impaired.

RAPID TECHNOLOGY CHANGE MAY RENDER INFONAUTICS' SITES NONCOMPETITIVE OR
  OBSOLETE.

    If Infonautics is not able to respond successfully to the rapid technological change of the Internet, it may not be able to compete effectively. The Internet may not continue to expand as quickly as needed to remain a viable commercial marketplace, or may suffer periodic setbacks in this regard, because of factors that may inhibit its ability to handle increased levels of activity, such as:

    - inadequate development of the necessary reliable infrastructure (i.e., a reliable network backbone);

    - delayed development of complementary products and technologies (i.e., high speed modems and security procedures for customer transaction information); and

    - delays in the development or adoption of new standards and protocols (i.e., the next-generation Internet protocol).

    The introduction of new technologies and the emergence of new industry standards and practices can render Infonautics' existing sites obsolete and unmarketable. Additionally, it could require

Infonautics to make significant unanticipated investments in research and development. Infonautics is dependent, in part, on its ability to keep pace with:

    - the latest technologies and technological development;

    - changing customer requirements; and

    - frequent new product introductions.

INFONAUTICS' BUSINESS MODEL IS EVOLVING AND DEPENDS IN PART ON WEB ADVERTISING,
  E-COMMERCE PROGRAMS AND SUBSCRIPTIONS, ALL OF WHICH ARE SUSCEPTIBLE TO CHANGE.

    Infonautics expects to derive an increasing amount of its revenues from, among other things, advertising and e-commerce sources for its content notification and search and reference sites, in addition to the subscription based revenue Infonautics currently derives from Electric Library. Few standards have been widely accepted to measure the effectiveness of web advertising and e-commerce programs. In the absence of such standards, it may be difficult to attract advertisers for Infonautics' sites and reliably report the results of web advertising and e-commerce programs. Potential advertisers and e-commerce partners may also be reluctant to participate in web advertising and e-commerce programs in the absence of these standards. Infonautics' business could be harmed if the market for web advertising and e-commerce programs fails to develop or develops more slowly than expected. Currently, there are many different pricing models used to sell advertising on the Internet and for e-commerce programs. Unless and until any industry standards emerge, it will be difficult to predict the terms of and results from advertising and e-commerce programs.

    Infonautics derives its subscription-based revenue from Electric Library. Infonautics depends in part on third party websites and services with which it has agreements, such as America Online, Inc., to generate new subscribers to Electric Library. These agreements with third party websites and services may not generate the anticipated number of new customers Infonautics seeks for Electric Library, even though these agreements may require Infonautics to make payments. Typically, these agreements provide the Electric Library site with promotion and placement on the third parties' websites. These agreements usually require Infonautics to pay the third parties a fixed fee plus a variable fee based on the number of qualified users who enroll for Infonautics' service. One or more of these agreements may not generate enough revenue to cover the associated costs, and a significant shortfall could affect Infonautics' ability to make the required payments under these agreements. Additionally, one or more of these agreements may not be renewed. If they are not renewed, this could reduce Infonautics' acquisition rate for new subscribers. In particular, Infonautics' Interactive Marketing Agreement with America Online, Inc. expired May 11, 2000. America Online and Infonautics agreed to continue the agreement on terms not requiring the payment of any additional placement fees by Infonautics. Infonautics expects that the continued agreement will expire in October 2000. If the America Online agreement is not renewed or if AOL's link to Encyclopedia.com is removed, this could reduce Infonautics acquisition rate for new subscribers.

INFONAUTICS' ABILITY TO TRACK AND MEASURE ACCURATELY ADVERTISING, IMPRESSIONS,
  PAGE VIEWS AND REGISTERED USERS IS IMPORTANT TO THE SUCCESS OF ITS BUSINESS.

    Infonautics must accurately track and measure a variety of metrics that are important to the success of its business. These metrics include, for example, the size of advertising inventories, the number of advertising impressions, the number of page views and the number of registered users of its sites. Infonautics depends in part on third parties to provide some of these metrics. If they are unable to provide these metrics in the future, Infonautics would be required to measure them itself or obtain them from another provider. This could cause Infonautics to incur additional costs or cause interruptions in its business during the time Infonautics is replacing these services. Infonautics provides some of these metrics itself. In order to continue to deliver accurate metrics itself, Infonautics must continue to monitor and update its tracking systems. This could cause Infonautics to incur additional costs or cause interruptions in its business during the time it is updating its tracking systems. Infonautics' failure accurately to track and provide advertising, page view and registered user metrics could cause it to not obtain new advertisers or affiliates, for example, or lose existing ones. Any corrections Infonautics makes to advertising, page view and registered user metrics it has previously used could cause Infonautics to fail to obtain new advertisers or affiliates, lose existing ones or renegotiate terms of contracts with existing ones.

THE COMPETITION INFONAUTICS FACES FROM OTHER PROVIDERS OF ELECTRONIC INFORMATION
  IS INTENSE, AND INFONAUTICS MAY NOT BE ABLE TO COMPETE EFFECTIVELY OR SUCCESSFULLY ATTRACT AND RETAIN CUSTOMERS.

    Competition in Infonautics' business of providing electronic information is intense. Infonautics may not be successful in attracting and retaining customers which would cause revenues to decline. There are many public and private entities, such as Yahoo!, America Online, Inc., About.com, Britannica.com, Northern Light, for example, some with greater resources and name recognition than Infonautics, that are or may become competitors of Infonautics. Many of these companies have substantially greater experience and larger existing customer bases than Infonautics does. Accordingly, Infonautics' competitors may succeed in:

    - responding more quickly to new or emerging technologies;

    - responding more rapidly to changes in customer requirements;

    - devoting greater resources to the development, promotion and sale of their products or services than Infonautics; and

    - establishing relationships with affiliates, advertisers, content providers, and others who have not entered into agreements with Infonautics.

    Competitors may succeed in developing services and products which are superior to Infonautics' and also may prove more successful in marketing their products or services to the same customers to which Infonautics intends to market its products or services.

IF INFONAUTICS IS UNABLE TO RETAIN ITS ELECTRIC LIBRARY CUSTOMERS AFTER THEIR
  SUBSCRIPTION PERIODS HAVE ENDED OR MAINTAIN THE PRICE OF ELECTRIC LIBRARY, ITS REVENUES MAY DECLINE.

    If Infonautics' retention and renewal rates or pricing decreases significantly, its revenues from Electric Library may decline. Infonautics' Electric Library marketing strategy and objectives depend in part on its ability to retain and renew customers after their subscription period has ended. In the end-user market, industry experience indicates that a significant number of subscribers to Electric Library will likely end their subscriptions over time, but tend to be replaced by new subscribers. Also, Infonautics may reduce the selling price of Electric Library due to factors such as increased competition or loss of customers.

BIGCHALK.COM, INC. OR A THIRD PARTY COULD PURCHASE THE ELECTRIC LIBRARY END USER
  BUSINESS FROM INFONAUTICS, WHICH WOULD GENERATE CASH FOR INFONAUTICS BUT CAUSE INFONAUTICS' REVENUES TO DECLINE.

    Bigchalk.com, Inc. has a right of first refusal and exclusive call option to purchase the Electric Library site and end user business from Infonautics. This right and option expire December 15, 2001. Infonautics can sell the Electric Library site and end user business to a third party on terms negotiated with the third party if bigchalk.com declines to purchase that site and business by matching the terms. If the Electric Library site and end user business have not already been purchased, bigchalk.com has the right to acquire that site and business for a purchase price equal to the preceding 12 months' net revenue for the site and business multiplied by two. If a third party or bigchalk.com purchases the Electric Library site and business, Infonautics would receive cash and its revenues would likely decline.

INFONAUTICS NEEDS TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER
  WEBSITES AND SERVICES IN ORDER TO GROW ITS BUSINESS.

    In order to promote and grow its sites, Infonautics depends in part on establishing and maintaining distribution relationships with high-traffic websites. There is intense competition for placements on these sites. Infonautics may not be able to enter into placement agreements on commercially reasonable terms or at all. Even if Infonautics enters into distribution relationships with these websites, they may not attract significant numbers of users. Therefore, Infonautics' sites may not receive additional users from these relationships. Moreover, Infonautics may have to pay significant fees to establish these relationships. Infonautics' business would be harmed if it does not establish and maintain additional strategic relationships on commercially reasonable terms. It would also be harmed if any of Infonautics' strategic relationships do not result in increased use of its sites.

INFONAUTICS DEPENDS ON BIGCHALK.COM, INC. FOR ITS PUBLISHED CONTENT, AND IF
  INFONAUTICS IS UNABLE TO LICENSE ADDITIONAL CONTENT ON A COST-EFFECTIVE BASIS, IT MAY BE UNABLE TO RETAIN ITS CURRENT CUSTOMERS AND ATTRACT NEW CUSTOMERS.

    Infonautics licenses published content for Electric Library, and its other sites if it requests, from bigchalk.com, Inc. Infonautics' content license from bigchalk.com makes them the preferred provider to Infonautics of content of this type and gives them a right of first refusal to provide this type of content to Infonautics. If Infonautics were to lose the content license with bigchalk.com, Infonautics' ability to deliver Electric Library, and possibly other sites, would be harmed. The loss of the bigchalk.com content license could require Infonautics to change Electric Library and any other site using the content licensed from bigchalk.com. These changes may cause interruptions in Infonautics' business and could cause Infonautics to incur substantial costs to replace any lost content.

    Infonautics' future success also partially depends on its ability to license additional content on a cost-effective basis from sources other than bigchalk.com. If Infonautics is unable to license content at a reasonable cost, Infonautics' ability to deliver Infonautics sites could be impaired, which could cause Infonautics to lose current customers or fail to attract new customers.

IF INFONAUTICS IS UNABLE TO RETAIN ACCESS TO FREE OR LOW COST WEB-BASED CONTENT,
  ITS ABILITY TO PROVIDE ITS CONTENT NOTIFICATION SITES IN A COST EFFICIENT MANNER WILL BE IMPAIRED.

    If Infonautics is not able to continue to access and provide web-based content as it has been, its ability to provide low cost or free services, such as its content notification sites, will be impaired. For example, if Infonautics has to pay fees or develop technology in order to access and provide web-based content, its costs will rise. If Infonautics is not able to access and provide web-based content on favorable terms, its ability to deliver the Sleuth Center portal and its sites for free will be impaired. Infonautics accesses this content mainly by searching selected websites and then providing links to relevant content from the individual sites, such as Company Sleuth or Sports Sleuth. Usually, Infonautics pays no fee, or a small fee, for accessing web-based content in this manner. Infonautics' ability to continue to use web-based content in this manner without cost, or for small fees, is fundamental to its goal of providing free, or low cost, content notification sites.

IF INFONAUTICS FAILS TO PROTECT ITS PROPRIETARY RIGHTS OR IF INFONAUTICS
  INFRINGES ON THE PROPRIETARY RIGHTS OF OTHERS, IT COULD LOSE ITS INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES.

    Infonautics' efforts to establish and protect its proprietary rights may be inadequate to prevent misappropriation or infringement of its intellectual property. In addition, Infonautics' success depends in large part on proprietary software technology and software developed by it and licensed from third parties. While Infonautics has alternatives to third party technology and software, there is a risk that its licensors or third parties could take actions that would have a material adverse effect on the value of Infonautics' intellectual property rights or its ability to continue to provide its sites.

    Infonautics may incur substantial costs in asserting any patent rights, in defending suits against it related to patents and in taking licenses to patents asserted against it. Infonautics is aware that many patents have recently been issued in the United States, and that more are likely to be issued, relating to various elements of electronic commerce including online shopping, advertising and affiliate marketing. Infonautics could be subject to demands or suits from the holders of these patents. In addition to patents, Infonautics may also incur substantial costs in asserting its other intellectual property rights against third parties, in defending suits against it related to its other intellectual property rights and in taking licenses to other intellectual property asserted against it. In order to establish and protect its proprietary rights in Infonautics' sites, Infonautics relies on patents, trademarks, copyrights and trade secrets. Infonautics also routinely enters into confidentiality and non-disclosure agreements with its employees, consultants, advisors and partners. However, these parties may not honor these agreements. Further, Infonautics may not successfully protect its rights to unpatented trade secrets, know-how and confidential information. Others may also independently develop substantially equivalent or even superior proprietary information and techniques, or otherwise gain access to Infonautics' trade secrets, know-how and confidential information. While Infonautics believes that its services and the proprietary rights developed by it or licensed to it do not infringe on the rights or others, Infonautics cannot be sure that others will not bring an infringement claim against it or those licensing information to Infonautics. Any patents Infonautics now holds, or any patents that may issue from patent applications Infonautics files, may not be broad enough to protect what Infonautics believes are its proprietary rights. Also, any current or future patents may not give Infonautics any competitive advantages.

    Infonautics has licensed in the past, and may license in the future, some of its trademarks and other proprietary rights to third parties. While Infonautics attempts to ensure that the quality of its trademarks and technology is maintained by its licensees, its licensees may take actions that could materially and adversely affect the value of its proprietary rights or the reputation of its sites.

    The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Because the nature of online services and the Internet is global, Infonautics cannot control the ultimate destination of its services. As policing the unauthorized use of its technology and proprietary rights is often difficult and expensive anywhere in the world, Infonautics cannot be sure its proprietary rights will be honored everywhere.

INFONAUTICS DEPENDS ON BIGCHALK.COM, INC. FOR ELECTRIC LIBRARY TECHNOLOGY AND
  RELATED TECHNICAL SYSTEMS.

    Infonautics depends on bigchalk.com, Inc. to license the Electric Library site and related software, technology and systems to it. The license is royalty free and perpetual, but bigchalk.com has a right to terminate the license on a change of control of Infonautics. Infonautics does not believe that completion of the business combination will result in a change of control under the license. The loss of this license could hurt Infonautics' business and cause its revenues to decline. Infonautics also depends on bigchalk.com to provide technical and data center support and services to it for Electric Library for individual end users. The term of this agreement is three years and may be renewed by the mutual written agreement of the parties. The loss of this agreement could hurt Infonautics' business and force it to provide technical and data center support and services itself, or hire a third party to provide those services.

    This could cause Infonautics' business to suffer interruptions and Infonautics to incur substantial costs.

INFONAUTICS COULD EXPERIENCE SYSTEM FAILURES AND CAPACITY CONSTRAINTS, WHICH
  WOULD CAUSE INTERRUPTIONS IN THE SITES IT PROVIDES TO ITS CUSTOMERS AND ULTIMATELY CAUSE IT TO LOSE CUSTOMERS.

    Any delay or failure to the systems Infonautics uses to deliver its sites to its customers would interfere with their ability to access and use Infonautics' sites. Infonautics has occasionally suffered failures of the computer hardware and software and telecommunications systems that it uses to deliver its sites to customers. These failures have caused interruptions in the functioning of Infonautics' sites for its customers. Also, the growth of Infonautics' customer base, as well as the number of sites Infonautics provides, may strain the systems it uses to deliver its services to customers to the point where the system may perform poorly or fail. Infonautics is also dependent on its ability and that of its service providers to maintain its systems in effective working order and to protect them against damage from:

    - fire;

    - natural disaster;

    - power loss;

    - telecommunications failure; or

    - similar events.

    Most of the systems Infonautics currently uses to deliver its services to its customers (except for external telecommunications systems) are located in southeastern Pennsylvania. Although Infonautics maintains property insurance, claims could exceed the coverage obtained.

    Infonautics, along with its customers and its service providers, test and perform quality assurance efforts in connection with Infonautics' sites. Infonautics may, however, find errors in its sites or its upgrades to them that could result in:

    - loss of or delay in market acceptance and sales;

    - diversion of development resources;

    - injury to Infonautics' reputation; or

    - increased service and support costs.

INFONAUTICS' SYSTEMS FACE SECURITY RISKS, AND INFONAUTICS' CUSTOMERS HAVE
  CONCERNS ABOUT THEIR PRIVACY.

    Infonautics has taken security precautions with respect to its systems and sites. Still, they may be vulnerable to unauthorized access and use by hackers or other persons or organizations, computer viruses and other disruptive problems. The consequences to Infonautics of any security breaches or problems could include, for example, misappropriation of its customers' information, misappropriation of its sites, misappropriation of its intellectual property and other rights, as well as disruption and interruption in the use of Infonautics' systems and sites. Unauthorized access to and theft of customer information as well as denial of service attacks of various Internet and online services have occurred in the Internet industry in the past, and will likely occur again in the future. In order to maintain Infonautics' security precautions or to correct problems caused by security breaches, Infonautics may need to spend significant capital or other resources. Infonautics intends to continue to put industry-standard security measures in place for its systems and sites. Nevertheless, those measures may be circumvented and, in order continually to monitor and maintain these measures, Infonautics may cause disruption to and interruption in its customers' use of its systems and sites. These disruptions and interruptions could harm Infonautics' business.

    In general, users of the Internet and online services are very concerned about the security and privacy of their communications and transaction data transmitted over those services. These concerns may inhibit the growth of the Internet and other online services generally, and Infonautics' sites in particular. Infonautics intends to continue to put industry-standard measures in place in order securely to transmit and store its customers' private and confidential information and transaction data including, for example, their credit card numbers. These measures could be circumvented, however, and the consequence of a security breach in this regard could hurt Infonautics' reputation, expose Infonautics to a risk of damages and litigation, and possible liability. These kinds of breaches could harm Infonautics' business.

INFONAUTICS' SUCCESS DEPENDS ON ITS KEY PERSONNEL, WHOM INFONAUTICS MAY BE
  UNABLE TO RETAIN, AND ITS ABILITY TO RECRUIT ENOUGH QUALIFIED PERSONNEL TO MEET ITS HIRING NEEDS.

    The loss of the services of existing personnel, as well as the failure to recruit additional key technical, managerial and sales personnel in a timely manner, would be detrimental to Infonautics' business. Furthermore, Infonautics may incur substantial expenses in connection with hiring and retaining employees. Infonautics is highly dependent on the performance of its executive officers and key employees. Some of its officers and all of its other employees have not entered into employment agreements with Infonautics. There is intense competition for qualified personnel. Therefore, Infonautics may not be able to attract and retain the qualified personnel necessary for the development of its business and to manage growth effectively.

INFONAUTICS MAY BE SUBJECT TO GOVERNMENT REGULATION AND LEGAL LIABILITIES WHICH
  MAY BE COSTLY AND MAY INTERFERE WITH ITS ABILITY TO CONDUCT BUSINESS.

    GOVERNMENT REGULATION IN THE U.S. Infonautics is not currently subject to direct regulation by any United States or state government agency other than the laws and regulations applicable to businesses generally. Also, there are few laws or regulations directly applicable to access to or commerce on the Internet. Infonautics believes these laws and regulations do not seriously affect its operations and that it is materially in compliance with them. Because of the increasing popularity and use of the Internet, federal and state governments may adopt laws or regulations in the future with respect to commercial online services and the Internet with respect to:

    - user privacy;

    - copyrights and other intellectual property rights and infringement;

    - domain names;

    - pricing;

    - content regulation;

    - defamation;

    - taxation; and

    - the characteristics and quality of products and services.

    Laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. Laws and regulations, such as those listed above, could expose Infonautics to substantial liability, if enacted. For example, provisions of the Communications Decency Act of 1996 may apply to Infonautics. Although portions of that Act were struck down as unconstitutional by the U.S. Supreme Court, other portions of it remain in effect. Other recently enacted United States laws, such as the federal Digital Millennium Copyright Act and various federal laws aimed at protecting children, their privacy and the content made available to them could expose Infonautics to substantial liability, too. Furthermore, various proposals at the federal, state and local level could, if enacted, impose additional taxes on the sale of goods and services through the Internet. These laws, regulations and proposals could also slow the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, require Infonautics to incur significant compliance expenses and adversely affect Infonautics' opportunity to derive financial benefit from its activities. In addition, Infonautics' content providers, other licensors and contractual partners or insurance may not indemnify or cover it in all cases for violations of any of these laws or regulations.

    GOVERNMENT REGULATION OUTSIDE THE U.S. Although transmission of Infonautics' sites primarily originates in Pennsylvania and the United States, the Internet is global in nature. Therefore, governments of foreign countries might try to regulate Infonautics' transmissions or prosecute it for violations of their laws covering a variety of topics, many of which are the same as those described above for United States laws and regulations. For example, Germany has taken actions to restrict the free flow of material deemed to be objectionable on the Internet. The European Union has adopted privacy, copyright and database directives that may impose additional burdens and costs on Infonautics. Infonautics may incur substantial costs in responding to charges of violations of local laws by foreign governments. The effect of this could be to slow the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, require Infonautics to incur significant compliance expenses and adversely affect Infonautics opportunity to derive financial benefit from its activities.

INFONAUTICS' INSURANCE COVERAGE MAY BE INADEQUATE TO COVER LIABILITY CLAIMS.

    Although Infonautics maintains general liability insurance, claims could exceed the coverage obtained or might not be covered by Infonautics' insurance. In addition, while Infonautics typically obtains representations from its technology and content providers (as well as other contractual partners) as to the ownership of licensed technology and informational content and obtains indemnification to cover any breach of these representations, Infonautics still may not receive accurate representations or adequate compensation for any breach of such representations. Infonautics may have to pay a substantial amount of money for claims which are not covered by indemnification.

RISK FACTORS RELATED TO THE BUSINESS COMBINATION

FLUCTUATIONS IN MARKET PRICES MAY CAUSE THE VALUE OF THE SHARES OF DIGITAL
  FUSION STOCK THAT YOU RECEIVE IN THE BUSINESS COMBINATION TO DECREASE RELATIVE TO THE VALUE OF YOUR SHARES OF IBS INTERACTIVE STOCK OR INFONAUTICS STOCK.

    Upon completion of the business combination, all shares of IBS Interactive common stock and Infonautics common stock will be converted into shares of Digital Fusion common stock. The ratio at which the shares will be converted is fixed at 1:1, and there will be no adjustment for changes in the market price of the common stock of either IBS Interactive or Infonautics. Any change in the per share price of the common stock of either IBS Interactive or Infonautics between the time you adopt the reorganization agreement and the time the business combination is completed will affect the value of the Digital Fusion common stock received by you upon your exchange of such shares for shares of Digital Fusion common stock. Stock price changes may result from a variety of factors that are beyond the control of IBS Interactive and Infonautics. Neither IBS Interactive nor Infonautics is permitted to terminate the reorganization agreement or to re-solicit the vote of IBS Interactive stockholders or Infonautics shareholders solely because of changes in the market price of either party's common stock.

    The prices of IBS Interactive common stock and Infonautics common stock at the time of the completion of the reorganization may vary from their prices on the date of this joint proxy statement/ prospectus and on the dates of the special meetings.

DIGITAL FUSION MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF THE BUSINESS
  COMBINATION.

    The success of the business combination will depend, in part, on the ability of Digital Fusion to realize the anticipated growth opportunities and synergies from combining the businesses of IBS Interactive, Infonautics and First Avenue and to implement the business plan of Digital Fusion. To realize the anticipated benefits of this combination, members of the management team of Digital Fusion must develop strategies that will effectively and efficiently integrate the policies, procedures and operations of IBS Interactive, Infonautics and First Avenue, and that will successfully retain and attract key employees of the combined company, including operating management and key technical personnel, during a period of transition and in light of the competitive employment market. If members of the management team of Digital Fusion are not able to develop strategies and implement a business plan that achieves these objectives, the anticipated benefits of the business combination may not be realized. In particular, growth in revenue, earnings and cash flow may not be realized, which would have an adverse impact on Digital Fusion and the market price of Digital Fusion common stock.

DIRECTORS OF IBS INTERACTIVE AND INFONAUTICS HAVE POTENTIAL CONFLICTS OF
  INTEREST IN RECOMMENDING THAT YOU VOTE IN FAVOR OF ADOPTION OF THE REORGANIZATION AGREEMENT.

    Certain directors of IBS Interactive and certain directors of Infonautics who recommend that you vote in favor of the adoption of the reorganization agreement have certain employment and severance benefit arrangements that provide them with interests in the business combination that differ from yours. Following completion of the business combination, Nicholas Loglisci, Jr., Chairman, President and Chief Executive Officer of IBS Interactive, will serve as President and as a director of Digital Fusion and David Van Riper Morris, President and Chief Executive Officer of Infonautics, will serve as Chief Operating Officer and as a director of Digital Fusion. Roy E. Crippen, III, Chief Operating Officer of IBS Interactive, will serve as President, Digital Fusion Services, a division of Digital Fusion, and as a director of Digital Fusion. Ahmad Al-Khaled, a director of IBS Interactive, will serve as a director of Digital Fusion. Lloyd N. Morrisett, a director of Infonautics, will serve as a director of Digital Fusion.

    The receipt of compensation or other benefits in the business combination, including the vesting of stock options, or the continuation of indemnification arrangements for current directors of IBS Interactive and Infonautics following completion of the combination, may have influenced these directors in making their recommendation that you vote in favor of the adoption of the reorganization agreement.

ANY FEE THAT IS PAYABLE IF THE REORGANIZATION AGREEMENT IS TERMINATED MAY NOT BE
  PAID OR, IF PAID, MAY NOT BE SUFFICIENT TO COMPENSATE FOR LOST BUSINESS OPPORTUNITIES.

    The reorganization agreement provides for the payment of $2 million by IBS Interactive to Infonautics or by Infonautics to IBS Interactive if the agreement is terminated by one or the other of these parties under certain circumstances. Payment of these fees is not secured by the assets of any of the parties. Therefore, any party against whom such termination fee is assessed may not have sufficient funds or otherwise be willing or able to pay the termination fees. If either party terminates the agreement under circumstances under which a termination fee is payable, the termination fee may not be sufficient to cover all of the costs and expenses associated with pursuing the business combination or to compensate for any business opportunities that any party had foregone in favor of pursuing the business combination. In addition, the reorganization agreement may be terminated under circumstances under which a termination fee is not payable. Under those circumstances, each of IBS Interactive and Infonautics will have incurred costs and expenses that cannot be recovered.

SUBSTANTIAL EXPENSES WILL BE INCURRED IN CONNECTION WITH THE BUSINESS
  COMBINATION.

    The costs and expenses of the business combination are expected to approximate $2.8 million. These costs will be reflected as part of the purchase price and will negatively impact operating results for future periods. Although none of Digital Fusion, IBS Interactive, Infonautics or First Avenue believes that the costs will exceed these estimates, these estimates may not be correct, and unanticipated contingencies may occur that will substantially increase the costs of the business combination or will result in a material adverse effect on operating results in future periods.

THE BUSINESS COMBINATION WILL RESULT IN A SIGNIFICANT AMOUNT OF GOODWILL, THE
  VALUE OF WHICH MAY NOT BE REALIZED.

    The business combination will result in the creation of a significant amount of goodwill. If Digital Fusion does not reach certain income and cash flow levels, the carrying value of the goodwill may become impaired. Impairments are recognized when the expected future operating non-discounted cash flows derived from an asset are less than the carrying value of that asset. If goodwill is determined to be impaired, a write down in the value would be necessary which could significantly impact the earnings of Digital Fusion in the period of the impairment.

THE TAX CONSEQUENCES OF THE INFONAUTICS MERGER DEPEND ON FACTUAL INFORMATION
  THAT MUST BE CONFIRMED AT CLOSING AND SO ARE UNCERTAIN UNTIL THAT TIME.

    It is a condition to completion of the business combination that Kelley
Drye & Warren LLP deliver an opinion letter to IBS Interactive, and that Morgan, Lewis & Bockius LLP deliver an opinion letter to Infonautics, with respect to the expected material United States federal income tax consequences of the business combination to the respective companies and their stockholders. Because the tax consequences of the Infonautics merger depend on factual information that must be confirmed at the closing, at the time that an Infonautics shareholder votes on the business combination, the shareholder will not know if the Infonautics merger will qualify for tax-free treatment, and therefore will not be able to ascertain the actual federal income tax consequences to each Infonautics shareholder at that time. If the Infonautics merger does not qualify for tax free treatment, the Infonautics merger will be treated as a sale of shares fully taxable to the Infonautics shareholders. However, Infonautics expects and intends that the requirements for tax-free treatment will be met at closing and expects to receive the opinion of its tax counsel as described above. If Infonautics is unable to obtain this opinion of its tax counsel, Infonautics will not waive the condition that it receive this opinion without resoliciting the votes of its shareholders to approve the business combination. IBS Interactive stockholders and Infonautics shareholders are advised to consult their own tax advisors regarding the specific tax consequences of the business combination, including the application and effect of state, local and foreign income and other tax laws.

RISK FACTORS RELATED TO DIGITAL FUSION

DIGITAL FUSION HAS NO EXPERIENCE WITH ITS BUSINESS PLAN, WHICH MAKES IT MORE
  DIFFICULT TO PREDICT WHETHER IT WILL ULTIMATELY HAVE SUCCESSFUL BUSINESS OPERATIONS.

    Digital Fusion's business plan involves creating, acquiring, funding, developing, operating and integrating Internet focused technology businesses in addition to continuing to operate the businesses currently operated by IBS Interactive, Infonautics and First Avenue. Digital Fusion's expected management team has little experience with this business model. Digital Fusion's prospects must be considered in light of the risks and difficulties frequently encountered by companies expanding into a new and rapidly evolving area such as Internet focused technology businesses, including, but not limited to, an untested business model and the management of growth. You should evaluate Digital Fusion's business operations that will extend beyond the current operations of IBS Interactive, Infonautics and

First Avenue in view of the risks, uncertainties, delays and difficulties associated with starting a new business, many of which may be beyond the control of Digital Fusion. Digital Fusion may not be successful in meeting the challenges and addressing the risks that it faces in a new and rapidly expanding market such as developing associated companies in Internet focused technology businesses.

DIGITAL FUSION MAY NOT HAVE OPPORTUNITIES TO ACQUIRE INTERESTS IN ASSOCIATED
  COMPANIES.

    Digital Fusion may be unable to identify companies that complement its strategy, and even if Digital Fusion identifies a company that complements its strategy, Digital Fusion may be unable to acquire an interest in the company for many reasons, including:

    - a failure to agree on the terms of the acquisition, such as the amount or price of Digital Fusion's acquired interest;

    - incompatibility between Digital Fusion and management of the company;

    - competition from other acquirors of Interest focused technology companies;

    - a lack of capital to acquire an interest in the company; and

    - the unwillingness of the company to be acquired by Digital Fusion.

    If Digital Fusion cannot acquire interests in attractive companies, its strategy to build a collaborative network of associated companies may not succeed.

DIGITAL FUSION'S MANAGEMENT WILL MAKE DECISIONS IN MANAGEMENT'S DISCRETION ABOUT
  ACQUIRING, DISPOSING OF AND CHANGING ASSOCIATED COMPANIES.

    Digital Fusion's management will have the discretion to identify and select associated companies. Digital Fusion may alter the business plan of or reorganize any associated companies in which it has a controlling interest and may sell its interest in associated companies at any time. You may not be able to evaluate the merits of any acquisition or disposition or of any decisions Digital Fusion's management may make concerning the business of associated companies before they take those actions. In making decisions to establish or acquire interests in associated companies, Digital Fusion will rely in part on financial projections developed by its management and the management of the potential associated companies. These projections will be based on assumptions and subjective judgments. The actual results of Digital Fusion's associated companies may differ significantly from these projections.

COMPETITION FOR INTERNET FOCUSED TECHNOLOGY BUSINESSES IS INTENSE.

    Digital Fusion will face competition from numerous other companies seeking to acquire interests in Internet focused technology businesses. Traditionally, venture capital and private equity firms have dominated investments in emerging technology companies, and many of these competitors may have greater experience and financial resources than Digital Fusion has. In addition to competition from venture capital and private equity firms, several public companies devote significant resources to providing capital and other resources to Internet focused technology businesses. Additionally, corporate strategic investors, including Fortune 500 and other significant companies, are developing Internet strategies and capabilities. Many of these competitors have greater financial resources than Digital Fusion has, and the barriers to entry for those companies to provide capital and other resources to entrepreneurs and their emerging technology companies are minimal. Digital Fusion expects that competition from both private and public companies with similar business models will intensify. Among other adverse consequences, this competition may diminish the number and quality of potential acquisition opportunities and raise the cost of making future acquisitions. As a result, Digital Fusion's financial condition, operating results and business could be adversely affected, and its strategy to build a network of Internet focused technology businesses may not succeed.

DIGITAL FUSION MAY NEED ADDITIONAL CAPITAL WHICH EITHER MAY NOT BE AVAILABLE OR,
  IF AVAILABLE MAY DILUTE YOUR OWNERSHIP IN DIGITAL FUSION.

    Digital Fusion expects that it will need to raise additional funds in order to:

       - acquire significant interests in Internet focused technology businesses;

       - expand the existing businesses of IBS Interactive and Infonautics and future associated companies; and

       - respond to competitive pressures.

    Additional sources of capital may include public and private equity and debt financings, sales of non-strategic assets, capital leases and other financing arrangements. Additional financing may not be available on acceptable terms, or at all. Failure to obtain financing could cause Digital Fusion to delay or abandon its acquisition, development and expansion plans and expenditures, which could have a material adverse effect on its business prospects and limit the ability to meet any debt requirements which it may from time to time have. Furthermore, if Digital Fusion raises capital through the sale of equity, such equity sales could dilute your ownership percentage in Digital Fusion.

DIGITAL FUSION'S GROWTH COULD BE IMPAIRED BY LIMITATIONS ON ITS AND ITS
  ASSOCIATED COMPANIES ACCESS TO THE CAPITAL MARKETS.

    Digital Fusion will be dependent on the capital markets for access to funds for acquisitions and other purposes. Digital Fusion's associated companies will also be dependent on the capital markets to raise capital for their own purposes. To date, there have been a substantial number of Internet-related initial public offerings and additional offerings are expected to be made in the future. If the market for Internet-related companies and initial public offerings were to weaken for an extended period of time, Digital Fusion's ability and the ability of its associated companies to grow and access the capital markets will be impaired.

DIGITAL FUSION MAY BE UNABLE TO OBTAIN MAXIMUM VALUE FOR ITS ASSOCIATED COMPANY
  INTERESTS.

    Digital Fusion intends to have significant positions in its associated companies. While Digital Fusion generally does not anticipate selling its interests in its associated companies, if Digital Fusion were to divest all or part of an interest in its associated company, Digital Fusion may not receive maximum value for this position. For any associated companies with publicly-traded stock, Digital Fusion may be unable to sell its interests at then-quoted market prices. Furthermore, for those associated companies that do not have publicly-traded stock, the realizable value of Digital Fusion's interests may ultimately prove to be lower than the carrying value then reflected in its consolidated financial statements.

DIGITAL FUSION'S RESOURCES AND ABILITY TO MANAGE NEWLY ACQUIRED ASSOCIATED
  COMPANIES MAY BE STRAINED AS IT ACQUIRES MORE AND LARGER INTERESTS IN INTERNET FOCUSED TECHNOLOGY COMPANIES.

    Digital Fusion intends to acquire significant interests in Internet focused technology companies that complement its business strategy. In the future, Digital Fusion may acquire large percentages in companies and may seek to acquire 100% ownership of companies. These larger acquisitions may place significant strain on Digital Fusion's resources, ability to manage such companies and ability to integrate them into a collaborative network. Future acquisitions are subject to the following risks:

    - Digital Fusion's acquisitions may cause a disruption in its ongoing support of its associated companies, distract its management and strain its other resources and make it difficult to maintain its standards, controls and procedures.

    - Digital Fusion may acquire interests in companies in Internet focused technology markets in which it has little experience.

    - Digital Fusion may not be able to facilitate collaboration between its associated companies and new companies that it acquires.

DIGITAL FUSION MAY HAVE TO BUY, SELL OR RETAIN ASSETS WHEN IT WOULD OTHERWISE
  NOT WISH TO DO SO IN ORDER TO AVOID REGISTRATION UNDER THE INVESTMENT COMPANY ACT.

    Digital Fusion intends to invest in and develop, manage, and operate companies engaged in Internet focused technology companies, as well as to continue to operate and manage its current businesses. Digital Fusion, directly and through its associated companies, intends to operate in a manner that would not subject it or its associated companies to registration or regulation under the Investment Company Act of 1940. Because Digital Fusion's business strategy involves actively managing, operating and promoting collaboration by and among its associated companies, it would not be feasible for Digital Fusion to operate under the Investment Company Act, and Digital Fusion intends to structure its operations, and those of its associated companies, so as not to come within the investment company definition or, alternatively, to be able to rely on any available exemption or exception from that definition. However, as described below, this means that Digital Fusion may have to buy, sell, or retain assets or take other actions at times when it otherwise may not wish to do so, and these actions may not be consistent with the best long-term economic results for Digital Fusion and its stockholders.

    The Investment Company Act broadly defines an investment company generally as any issuer that is engaged in, or proposes to engage in, the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the issuer's total assets. For purposes of this definition, and as relevant here, the term "investment securities" generally excludes securities issued by majority-owned subsidiaries, but it does not exclude securities issued by lesser-owned subsidiaries. In addition, a widely-used exemption to the investment company definition provides that an issuer will not be deemed to be an investment company if, among other things, no more than 45% of the value of its total assets consists of, and no more than 45% of its net income is derived from, securities other than securities issued by majority-owned or primarily controlled subsidiaries. For purposes of this exemption, a subsidiary is "majority-owned" if the issuer owns 50% or more of its outstanding voting securities, and a subsidiary is "primarily controlled" by an issuer generally if the issuer beneficially owns more than 25% of voting securities of the subsidiary and the issuer's "control" is greater than that of any other person. Under this exemption, securities of and income from non-primarily controlled subsidiaries would be counted for purposes of the 45% tests.

    After completion of the business combination, Digital Fusion will be engaged in Internet focused technology businesses, directly and through associated companies that, for Investment Company Act purposes, may be majority-owned, primarily controlled, or non-primarily controlled subsidiaries of Digital Fusion. As discussed above, the treatment of these interests under the Investment Company Act depends on the circumstances. For example, Digital Fusion's interests in majority-owned subsidiaries would not be counted for Investment Company Act purposes, its interests in non-primarily controlled subsidiaries would be counted for such purposes, and its interests in primarily controlled subsidiaries would be counted under the statutory definition but would not be counted under the exemption discussed above. Depending on what percentage of Digital Fusion's total assets consists of, and net income is derived from, such interests, Digital Fusion might have to buy, sell or retain assets or take other actions when it would otherwise not wish to do so in order to avoid becoming subject to the Investment Company Act. These percentages will be affected by matters such as a change in the value of Digital Fusion's interests in an associated company, in the net income generated by an associated company, or in the status of an associated company under the Investment Company Act. Where Digital Fusion believes such a change could result in Digital Fusion or an associated company becoming subject to the Investment Company Act, Digital Fusion might determine to buy, sell, or retain assets or take other actions at times when it otherwise may not wish to do so. For example, to avoid generating income from a non-primarily controlled subsidiary, Digital Fusion might determine not to sell an interest in it, or Digital Fusion might deem it necessary to sell an "offsetting" interest in a majority-owned subsidiary. Similarly, Digital Fusion might require an associated company to sell an asset (or refrain from selling it) to avoid Investment Company Act issues for the associated company or Digital Fusion. In addition, Investment Company Act concerns might require Digital Fusion to retain an ownership interest in excess of 50% in an associated company after it makes a public offering of its equity securities so that the company continues to qualify as a majority-owned subsidiary under the Investment Company Act. Finally, Investment Company Act concerns might require Digital Fusion to acquire interests in majority-owned or primarily controlled subsidiaries in situations where it otherwise would have made a lesser investment, or Digital Fusion may be precluded from acquiring non-majority-owned or non-primarily controlling interests in potentially desirable associated companies.

    In addition to buying, selling or retaining assets when Digital Fusion would otherwise not wish to do so, Investment Company Act concerns might require Digital Fusion to take other actions to avoid being subject to the Investment Company Act. For example, if Digital Fusion or an associated company becomes subject to the Investment Company Act and were unable to qualify for an exemption or exception, Digital Fusion might have to file an application with the SEC seeking an order declaring that it is primarily engaged in a business other than that of an investment company. Obtaining an order from the SEC in such a situation is at the discretion of the SEC, and even where an order has been granted, the SEC has the ability to revoke or modify an order because of changes in the facts or for other reasons. Further, if Digital Fusion were unable to obtain such an order, it might be required to buy, sell or retain assets or take other actions in a relatively short time period.

DIGITAL FUSION MAY HAVE DIFFICULTY IN DEVELOPING AND MANAGING ITS INTERNATIONAL
  OPERATIONS.

    Digital Fusion intends to expand its business into international markets, initially primarily through its relationship with Cross Atlantic Partners and with technology incubators in the United Kingdom, Ireland, Australia and New Zealand. Digital Fusion's management may have difficulty in developing and managing international operations, and it may not be able to establish or acquire and develop Internet focused technology companies successfully in foreign markets. Other risks related to potential international operations include:

    - reduced protection of proprietary rights;

    - problems in meeting different technology standards;

    - fluctuations in currency exchange rates;

    - difficulties arising from staffing and managing foreign operations;

    - state-imposed restrictions on the repatriation of funds;

    - legal and regulatory requirements of different countries, such as differing tax or labor laws; and

    - potential political and economic instability.

    If any of these risks materialize, Digital Fusion may not be able successfully to establish, acquire or develop Internet focused technology companies in international markets. As a result, its growth and ability to compete effectively may be hindered, and its financial condition, operating results and business could be materially and adversely affected.

    To the extent Digital Fusion does develop international operations, it may be difficult for investors to enforce outside of the United States judgments against Digital Fusion obtained in the United States in any actions, including actions based on the civil liability provisions of the securities laws of the United States. In the future Digital Fusion may have officers and directors who are not citizens or residents of the United States. If any individual who is a citizen or resident of another country becomes an officer or director of Digital Fusion, all or a substantial portion of that person's assets may be located outside the United States. It may be difficult for investors to initiate legal actions in the United States against such a person or to enforce judgments against him or her obtained in the United States.

DIGITAL FUSION'S BUSINESS WILL DEPEND UPON THE PERFORMANCE OF ITS ASSOCIATED
  COMPANIES, WHICH WILL BE UNCERTAIN.

    Digital Fusion intends to develop and operate a network of Internet focused technology companies. Digital Fusion expects that many of these companies will be in the early stages of their development, and these companies may not be able to achieve successfully their business goals in a timely manner or at all. Digital Fusion might not realize any return on any of these investments. Moreover, the trading price of Digital Fusion's common stock may be adversely affected if it does not realize any return on these investments, or if that return is lower than the market expects. The failure of one or more of Digital Fusion's associated companies could adversely affect Digital Fusion's financial condition and operating results.

DIGITAL FUSION'S SUCCESS DEPENDS ON CERTAIN KEY PERSONNEL.

    Digital Fusion's success depends on its ability to retain key executive management personnel, including Richard Masterson, its Chairman and Chief Executive Officer, Nicholas Loglisci, its President, and Van Morris, its Chief Operating Officer. If one or more of the members of Digital Fusion's executive management team were unable or unwilling to continue with Digital Fusion following the business combination, the business of Digital Fusion could be materially adversely affected. Digital Fusion may also need to hire additional key management and/or technical personnel. Because of the highly competitive nature of Digital Fusion's business and the tight labor market in which Digital Fusion will operate, Digital Fusion may not be able to identify, attract or retain any needed personnel. In addition, Digital Fusion may incur substantial expenses in connection with hiring and retaining key personnel.

DIGITAL FUSION'S SUCCESS DEPENDS ON THE GROWING DEMAND FOR PRODUCTS AND SERVICES
  PROVIDED BY INTERNET FOCUSED TECHNOLOGY COMPANIES.

    Digital Fusion's success depends on the continued expansion of, and reliance of consumers and businesses on, the Internet and related technical solutions. The Internet may not be able to support an increased number of users or an increase in the volume of data transmitted over it. As a result, the performance or reliability of the Internet may be adversely affected as use increases. The Internet has already experienced outages and delays as a result of damage to portions of its infrastructure. The infrastructure, products or services necessary to maintain and expand the Internet may not be developed. Other factors that may adversely affect Internet usage or e-commerce adoption include:

    - actual or perceived lack of security of information;

    - congestion of Internet traffic or other usage delays;

    - inconsistent quality of service;

    - increases in Internet access costs;

    - increases in government regulation of the Internet;

    - uncertainty regarding intellectual property ownership;

    - reluctance of businesses to adopt new business methods;

    - costs associated with the obsolescence of existing infrastructure; and

    - economic viability of e-commerce models.

THE MARKET PRICE OF DIGITAL FUSION'S COMMON STOCK MAY FLUCTUATE, MAKING IT
  DIFFICULT TO RESELL SHARES OF DIGITAL FUSION COMMON STOCK AT AN ATTRACTIVE PRICE.

    Because the common stock of each of IBS Interactive and Infonautics has fluctuated widely and has at times been subject to extreme volatility, and because the stock market in general and the market for Internet-related companies in particular have recently experienced extreme volatility, Digital Fusion's common stock after the completion of the business combination may experience similar price volatility, resulting in a decrease in the price of Digital Fusion common stock regardless of Digital Fusion's operating performance. Consequently, Digital Fusion stockholders may be unable to resell their common stock at an attractive price. The factors that may contribute to such volatility include, but are not limited to, the following:

    - actual or anticipated variations in quarterly operating results;

    - announcements of new technologies or new services by Digital Fusion or its associated companies or by competitors;

    - changes in financial estimates and recommendations by securities analysts;

    - operating and stock price performance of other companies that investors may view as comparable to Digital Fusion or its associated companies;

    - news relating to trends in related markets;

    - developments in the relationships with customers, suppliers or strategic partners of Digital Fusion or its associated companies;

    - the operating results of Digital Fusion's associated companies;

    - changes in equity, losses or income and amortization of goodwill related to the acquisitions or divestiture of interests in associated companies;

    - changes in Digital Fusion's method of accounting for its interests in associated companies, which may result from changes in its ownership percentages of its associated companies;

    - sales of equity securities by Digital Fusion's associated companies, which could cause Digital Fusion to recognize gains or losses under applicable accounting rules;

    - the pace of development or a decline in growth in the Internet technology market;

    - intense competition from other potential acquirers of Internet focused technology companies, which could increase Digital Fusion's cost of acquiring interests in additional companies, and competition for the goods and services offered by Digital Fusion's associated companies; and

    - Digital Fusion's ability to effectively manage its growth and the growth of its associated companies during the anticipated rapid growth of the global Internet technology market.

CERTAIN ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OF DIGITAL FUSION'S CHARTER
  AND BY-LAWS MAY DISCOURAGE THE ACQUISITION OF DIGITAL FUSION BY A THIRD-PARTY EVEN IF SUCH AN ACQUISITION WOULD BE BENEFICIAL TO DIGITAL FUSION'S STOCKHOLDERS.

    The certificate of incorporation of Digital Fusion contains provisions that may discourage acquisition bids or make it more difficult for a third-party to acquire Digital Fusion. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the common stock of Digital Fusion. The certificate of incorporation permits the board of directors to issue up to 15 million shares of preferred stock. The authorization of such preferred stock empowers the board of directors to issue, without stockholder approval, preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Digital Fusion common stock. Although the issuance of preferred stock provides desirable flexibility in connection with possible acquisitions and other corporate actions by Digital Fusion, the issuance of preferred stock could also discourage, delay or prevent a change of control of Digital Fusion, even if a change of control would be beneficial to the holders of Digital Fusion common stock. Digital Fusion does not currently plan to issue any preferred stock other than the series A preferred stock to be issued to the holders of series A preferred stock of First Avenue.

    Additionally, Digital Fusion is subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control of Digital Fusion, even if a change of control would be beneficial to the holders of Digital Fusion common stock.

THE DIGITAL FUSION BUSINESS PLAN DEPENDS ON INDUSTRY COLLABORATORS.

    Digital Fusion intends to form alliances with other businesses. The success of Digital Fusion's alliances depends on the general business conditions of the members, each member's commitment to the relationship and the skills and experience of each member's employees responsible for the relationship. A decision by any member of an alliance to limit or terminate its responsibilities or the participation by Digital Fusion under the alliance or the failure or inability of these industry collaborators to fulfill their obligations to Digital Fusion could have a material adverse effect on the business of Digital Fusion. Digital Fusion may not be successful in forming and maintaining such alliances. Digital Fusion or its marketing collaborators may not be successful in gaining market acceptance for Digital Fusion's services or products.

INTERNET AND COMPUTER TECHNOLOGY IS CHARACTERIZED BY RAPID CHANGE.

    The success of Digital Fusion will depend in large part upon its ability to keep pace with advancing technology. Rapid changes are likely to occur in the development of new Internet and computer technology and the applications of such technology. Digital Fusion may not be able to respond effectively to such changes. Digital Fusion's development efforts may be rendered obsolete by technological advances of others.

DIGITAL FUSION'S ABILITY TO COMPETE EFFECTIVELY WITH OTHER COMPANIES WILL
  DEPEND, IN PART, ON THE ABILITY OF DIGITAL FUSION TO MAINTAIN THE PROPRIETARY NATURE OF ITS TECHNOLOGY.

    In order to establish and protect its proprietary rights, Digital Fusion intends to rely on patents, trademarks, copyrights and trade secrets. Infonautics currently holds seven United States patents. Any patents Infonautics now holds, or any patents that may issue from patent applications that may be filed by Digital Fusion, IBS Interactive, Infonautics or any associated companies, may not be broad enough to protect the proprietary rights the company is seeking to protect. In addition, any such patents applied for may not be awarded. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may apply for and obtain patents that will prevent, limit or interfere with Digital Fusion's ability to make and sell its products. Competitors may intentionally infringe Digital Fusion's patents, if any. The defense and prosecution of patent suits are both costly and time-consuming, even if the outcome is favorable to Digital Fusion. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject Digital Fusion to significant liabilities to third parties, require disputed rights to be licensed from third parties or require Digital Fusion to cease selling its products. Although Digital Fusion believes that its products and other proprietary rights and those of IBS Interactive and Infonautics do not infringe the proprietary rights of third parties, third parties may assert infringement claims against Digital Fusion in the future. Digital Fusion will also rely on unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to Digital Fusion's proprietary technology. To protect its rights in these areas, Digital Fusion intends to require all employees and most consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for Digital Fusion's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If Digital Fusion is unable to maintain the proprietary nature of its technologies, Digital Fusion's business could be materially adversely affected.

                              THE SPECIAL MEETINGS

JOINT PROXY STATEMENT/PROSPECTUS

    This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the board of directors of each of IBS Interactive and Infonautics in connection with the proposed business combination.

    This joint proxy statement/prospectus is first being furnished to IBS
Interactive stockholders and Infonautics shareholders on or about       , 2000.

DATE, TIME AND PLACE OF THE SPECIAL MEETINGS

    The special meetings are scheduled to be held as follows:

For IBS Interactive stockholders:              For Infonautics shareholders:

            , 2000                             , 2000
[address]                                      [address]

PURPOSE OF THE SPECIAL MEETINGS

    The special meetings are being held so that IBS Interactive stockholders and Infonautics shareholders may consider and vote upon a proposal to adopt a reorganization agreement among IBS Interactive, Infonautics and First Avenue pursuant to which IBS Interactive, Infonautics and First Avenue will each become a wholly owned subsidiary of Digital Fusion, and to transact any other business that properly comes before the special meetings or any adjournment or postponement of the special meetings. Adoption of the reorganization agreement will also constitute approval of the merger of a subsidiary of Digital Fusion into IBS Interactive, with IBS Interactive as the surviving corporation, the merger of another subsidiary of Digital Fusion into Infonautics, with Infonautics as the surviving corporation and the other transactions contemplated by the reorganization agreement.

    If the IBS Interactive stockholders and Infonautics shareholders adopt the reorganization agreement, upon completion of the business combination:

    - each outstanding share of IBS Interactive common stock will be converted into one share of Digital Fusion common stock;

    - each outstanding share of Infonautics common stock will be converted into one share of Digital Fusion common stock;

    - each outstanding share of First Avenue common stock will be converted into
      1.514538 shares of Digital Fusion common stock; and

    - each outstanding share of First Avenue series A preferred stock will be converted into 1.514538 shares of Digital Fusion series A preferred stock.

RECORD DATE FOR THE SPECIAL MEETINGS

    IBS INTERACTIVE.  The IBS Interactive board of directors has fixed the close
of business on             , 2000 as the record date for determination of IBS
Interactive stockholders entitled to notice of and to vote at the special
meeting. On the record date, there were             shares of IBS Interactive
common stock outstanding, held by approximately       holders of record.

    INFONAUTICS.  The Infonautics board of directors has fixed the close of
business on             , 2000 as the record date for determination of
Infonautics shareholders entitled to notice of and to vote at the Infonautics special meeting. On the record date, there were shares of Infonautics common stock outstanding, held by approximately holders of record.

VOTE REQUIRED FOR ADOPTION OF THE REORGANIZATION AGREEMENT

    IBS INTERACTIVE. A majority of the outstanding shares of IBS Interactive common stock must be represented, either in person or by proxy, to constitute a quorum at the IBS Interactive special meeting. The affirmative vote of the holders of a majority of the outstanding shares of IBS Interactive common stock outstanding as of the record date is required to adopt the reorganization agreement. At the IBS Interactive special meeting, each share of IBS Interactive common stock is entitled to one vote on all matters properly submitted to the IBS Interactive stockholders. As of August 31, 2000, IBS Interactive directors and executive officers and their affiliates owned 25% of the outstanding shares of IBS Interactive common stock.

    INFONAUTICS. A majority of the outstanding shares of Infonautics common stock must be represented, either in person or by proxy, to constitute a quorum at the Infonautics special meeting. The affirmative vote of the holders of a majority of the votes cast by holders of Infonautics common stock at a meeting at which a quorum is present is required to adopt the reorganization agreement. Each share of Infonautics common stock is entitled to one vote on all matters properly submitted to the Infonautics shareholders. Marvin Weinberger, who, as of August 31, 2000, held 1,456,194 shares of common stock, has agreed to vote his shares in favor of adoption of the reorganization agreement. As of August 31, 2000, Infonautics directors and executive officers and their affiliates owned 11.1% of the outstanding shares of Infonautics common stock.

PROXIES

    All shares of IBS Interactive common stock represented by properly executed proxies received before or at the IBS Interactive special meeting and all shares of Infonautics common stock represented by properly executed proxies received before or at the Infonautics special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR adoption of the reorganization agreement. You are urged to mark the box on the proxy card to indicate how to vote your shares.

    If a properly executed proxy card is returned and the stockholder has abstained from voting on adoption of the reorganization agreement, the IBS Interactive common stock or Infonautics common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of adoption of the reorganization agreement. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If an executed proxy card is returned by a broker or bank holding shares which indicates that the broker or bank does not have discretionary authority to vote on adoption of the reorganization agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of adoption of the reorganization agreement. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

    Because adoption of the reorganization agreement requires, in the case of IBS Interactive, the affirmative vote of at least a majority of the shares of IBS Interactive common stock outstanding on the record date, abstentions, failures to vote and broker non-votes by or on behalf of IBS Interactive stockholders will have the same effect as a vote against adoption of the reorganization agreement. Because adoption of the reorganization agreement requires, in the case of Infonautics, the affirmative vote of at least a majority of the shares of Infonautics common stock cast at a meeting at which a quorum is present, abstentions and broker non-votes by or on behalf of Infonautics shareholders will have no effect on the outcome of the vote of Infonautics shareholders on the reorganization agreement, while failures to vote by Infonautics shareholders will affect whether a quorum is present at the Infonautics special meeting.

    The IBS Interactive special meeting or the Infonautics special meeting may be adjourned or postponed, including by their respective chairmen, in order to permit further solicitation of proxies. No proxy voted against the proposal to adopt the reorganization agreement will be voted on any proposal to adjourn or postpone the special meeting that is submitted to the IBS Interactive stockholders or the Infonautics shareholders for a vote.

    Neither IBS Interactive nor Infonautics expects that any matter other than adoption of the reorganization agreement will be brought before its special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld on the proxy card.

    An IBS Interactive stockholder or an Infonautics shareholder may revoke his or her proxy at any time before it is voted by:

    - notifying in writing the Secretary of IBS Interactive at 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927, if you are an IBS Interactive stockholder, or the Secretary of Infonautics at 590 North Gulph Road, King of Prussia, PA 19406, if you are an Infonautics shareholder;

    - granting a subsequently dated proxy; or

    - appearing in person and voting at the special meeting if you are a holder of record.

    Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

SOLICITATION OF PROXIES

    IBS Interactive, Infonautics and First Avenue will share the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus in the following proportion: Infonautics--60%, IBS Interactive--35% and First Avenue--5%. IBS Interactive has retained
at an estimated cost of $      to assist in the solicitation of proxies.
Infonautics has retained             , at an estimated cost of $      , to
assist in the solicitation of proxies. IBS Interactive, Infonautics and their respective proxy solicitors will also request banks, brokers and other intermediaries holding shares of IBS Interactive or Infonautics common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of IBS Interactive and Infonautics. No additional compensation will be paid to directors, officers or employees for such solicitation.

    You should not send in any stock certificates with your proxy card. A transmittal letter with instructions for the surrender of stock certificates will be mailed to you as soon as practicable after completion of the business combination.

                            THE BUSINESS COMBINATION

    This section of the joint proxy statement/prospectus describes material aspects of the proposed business combination, including the reorganization agreement. While the description covers the material terms of the business combination, this summary may not contain all of the information that is important to you. You should read this entire joint proxy statement/prospectus and the other documents referred to carefully for a more complete understanding of the business combination. In addition, important business and financial information about IBS Interactive and Infonautics is included in their annual, quarterly and current reports attached to this joint proxy statement/prospectus as Annexes 1 through 6.

BACKGROUND OF THE BUSINESS COMBINATION

    In January 2000, David Van Riper Morris, President and Chief Executive Officer of Infonautics, and Richard Masterson, who was an independent consultant at the time, met in a breakfast meeting. Mr. Morris' initial purpose in meeting with Mr. Masterson was to explore possible future strategies for Infonautics that could include the creation of a separate operating division or subsidiary to operate Infonautics' customer-oriented sites and services. Mr. Morris had met Mr. Masterson in 1998 while Mr. Masterson was an advisor to Vcall, Inc. and was also considering Mr. Masterson as a possible chief executive officer of Infonautics or of the division or subsidiary of Infonautics that would operate Infonautics' consumer-oriented properties. Mr. Morris and Mr. Masterson discussed Infonautics' Sleuth properties, which Infonautics had launched with Company Sleuth in late 1998, and was continuing to develop. Mr. Masterson indicated that he had been considering the possibility of utilizing a technology services business, with its primary strength of trained technical personnel, as the core asset of a company that would create, fund, develop and operate early stage Internet businesses like Company Sleuth and Infonautics' other Sleuth properties.

    In early February 2000, Mr. Masterson introduced Mr. Morris to Donald Caldwell, the founder and Chief Executive Officer of Cross Atlantic Capital Partners, a venture capital management firm operating several venture funds. Two funds managed by Cross Atlantic are stockholders of First Avenue. Mr. Morris, Mr. Masterson and Mr. Caldwell discussed in general terms some of the investments Cross Atlantic and its funds had made in technology startup companies in the United States, England, Ireland, Australia and New Zealand.

    Later in February 2000, Mr. Morris and Mr. Masterson met again to discuss the principal elements they saw as necessary to develop a successful venture technology company. These elements included a services business that would contribute technical resources and a products group able to start new ventures quickly.

    On February 28, 2000, Mr. Masterson met with Nicholas Loglisci, Jr., President and Chief Executive Officer of IBS Interactive. Mr. Loglisci had earlier explored with Mr. Masterson the possibility of Mr. Masterson serving as the chief executive officer of IBS Interactive. Mr. Masterson was not interested in taking a position as the chief executive officer of a services business, but suggested that he introduce Mr. Loglisci to Infonautics.

    On March 2, 2000, Mr. Masterson, Mr. Morris and Mr. Loglisci met and discussed the difficulties facing Infonautics and IBS Interactive as relatively small companies in the burgeoning e-business economy and discussed in general the possibility of combining the businesses of Infonautics and IBS Interactive.

    On March 28, 2000, in a telephone conference, Mr. Loglisci and Mr. Morris continued their discussion about combining their businesses and had preliminary discussions about possible terms of such a combination, including exchange ratios, corporate governance issues and termination fees.

    On April 17, 2000, the Infonautics board of directors met and discussed strategic alternatives for Infonautics. Mr. Morris discussed the possibility of a business combination involving IBS Interactive and reviewed with the board IBS Interactive's recent public filings.
Mr. Masterson was introduced to the board and made a presentation to the board, discussing himself and his background and his views about the combination of IBS Interactive and Infonautics serving as the base for a venture technology company. After Mr. Masterson left the meeting, the board discussed the possible transaction and directed management to conduct additional due diligence about IBS Interactive, Mr. Masterson and the proposed business model.

    In conjunction with these initial discussions, the companies began consulting with various financial and legal advisors about issues raised in the discussions. IBS Interactive retained Janney Montgomery Scott LLC as its financial advisor and Kelley Drye & Warren LLP as its legal counsel. Infonautics retained First Union Securities, Inc. as its financial advisor and Morgan, Lewis & Bockius LLP as its legal counsel. Working with these advisors, IBS Interactive and Infonautics began conducting their due diligence investigations using publicly available materials and began analyzing a possible business combination. These consultations continued throughout the discussions about a possible business combination.

    At a telephone meeting of the Infonautics board on May 31, 2000, First Union Securities, Inc. presented a report on the status of its due diligence investigation and gave a preliminary report on the possible valuation of IBS Interactive.

    During June and July 2000, representatives of IBS Interactive, Infonautics and First Avenue met to conduct due diligence activities and to negotiate the reorganization agreement and related agreements.

    On June 21, 2000, at the annual meeting of the Infonautics board following Infonautics' annual shareholders meeting, Mr. Morris gave the board a brief report on the status of the due diligence process and negotiations with IBS Interactive and First Avenue.

    On June 23, 2000, the Infonautics board of directors met for approximately five hours to discuss the proposed business combination. Management of Infonautics presented the Infonautics board with a more detailed report about the negotiations with IBS Interactive and First Avenue. Infonautics' internal legal counsel and a representative of Morgan, Lewis & Bockius LLP discussed the board's fiduciary duties in considering a business combination and also discussed the principal terms of the current drafts of the reorganization agreement and related documents. First Union Securities, Inc. presented the current status of its due diligence investigation and its analysis of the proposed transaction to date.

    On June 26, 2000, the IBS Interactive board of directors held its annual meeting. At this meeting, Mr. Loglisci reported to the board the status of negotiations with Infonautics and First Avenue. Mr. Masterson was introduced to the IBS Interactive board and made a presentation to the board, discussing himself and his background and his views on a combination of IBS Interactive and Infonautics serving as the foundation of a venture technology company.
Mr. Loglisci and Howard Johnson, Chief Financial Officer of IBS Interactive, discussed with the board various issues resulting from the due diligence process and also discussed the principal terms of the current drafts of the reorganization agreement and related documents. In addition, Janney Montgomery Scott reported on the status of its due diligence investigation and gave a preliminary report on possible valuations for IBS Interactive and Infonautics.

    On July 20, 2000, the IBS Interactive board held a meeting to discuss the status of the proposed transaction, including various due diligence, structural and tax issues. Management also discussed the principal terms of the reorganization agreement. Finally, Janney Montgomery Scott made a presentation to the board regarding its valuation of Infonautics.

    On July 22, 2000, management of Infonautics explained to the Infonautics board the principal terms of the reorganization agreement and related documents that had been under discussion since the prior Infonautics board meeting in June. The Infonautics board also discussed certain tax issues with Infonautics' management and advisors. First Union Securities, Inc. made a detailed presentation concerning the proposed business combination and delivered orally its opinion that the ratio for exchanging shares of Infonautics common stock for shares of Digital Fusion common stock pursuant to the reorganization agreement was fair, from a financial point of view, to the holders of Infonautics common stock.

    After negotiation of the final terms of the reorganization agreement and related agreements during the week of July 23, 2000, representatives of IBS Interactive, Infonautics and First Avenue met to finalize the transaction documents.

    On July 23, 2000, the IBS Interactive board of directors met to receive an update from Mr. Loglisci and Mr. Johnson who reported on developments since the July 20 board meeting. A representative of Janney Montgomery Scott presented an update of its analysis of the proposed transaction. The board also discussed in detail various due diligence, management, structural, tax and legal issues with IBS Interactive's management and advisors.

    On July 26, 2000, the IBS Interactive board met to discuss various due diligence, structural and tax issues that were being discussed by the parties.

    On July 26, 2000, the Infonautics board met and discussed various structuring issues relating to the business combination that had been resolved during the preceding week. The Infonautics board also discussed certain tax issues with Infonautics' management and advisors. The board also discussed the status of negotiations with Marvin Weinberger, a significant shareholder of Infonautics, concerning the conversion of his class B common stock into common stock and his agreement to vote his shares of Infonautics in favor of the reorganization agreement. At this meeting, First Union Securities, Inc. confirmed the opinion that it had delivered on July 22, 2000. The board of Infonautics unanimously approved the reorganization agreement and the business combination and recommended that Infonautics shareholders approve the reorganization agreement. The board appointed Lloyd N. Morrisett, the chairman of the board, to consult with Mr. Morris with respect to any final changes to the reorganization agreement.

    On July 30, 2000, the IBS Interactive board met to discuss the final terms of the reorganization agreement and related documents. At that meeting, Janney Montgomery Scott delivered its oral opinion to the IBS Interactive board that the ratio for exchanging shares of IBS Interactive common stock for shares of Digital Fusion common stock pursuant to the reorganization agreement was fair, from a financial point of view, to the holders of IBS Interactive common stock. By written consent, the board unanimously approved the reorganization agreement and the business combination and recommended that IBS Interactive stockholders approve the reorganization agreement.

    On July 30, 2000, the Infonautics board held a meeting at which three members of the board were present. Management of Infonautics reported to the board on the final terms of the reorganization agreement and related documents, which terms were the same in all significant respects as the terms of the reorganization agreement reviewed and approved by the Infonautics board at its July 26 meeting. The Infonautics board also discussed certain tax issues with Infonautics' management and advisors. First Union Securities, Inc. delivered its written opinion to the Infonautics board that the ratio for exchanging shares of Infonautics common stock for shares of Digital Fusion common stock was fair, from a financial point of view, to holders of Infonautics common stock. The Infonautics board confirmed its approval of the reorganization agreement and its recommendation that Infonautics shareholders approve the reorganization agreement.

    IBS Interactive, Infonautics and First Avenue executed and delivered the reorganization agreement on July 30, 2000. Simultaneously, Marvin Weinberger executed an agreement with Infonautics under which he agreed to immediately convert his shares of class B common stock into common stock and to vote his shares in favor of the reorganization agreement. On the morning of July 31, 2000, IBS Interactive and Infonautics issued a joint press release announcing the proposed business combination.

IBS INTERACTIVE'S REASONS FOR THE BUSINESS COMBINATION

    The board of directors of IBS Interactive believes that the combination of IBS Interactive, Infonautics and First Avenue will create a venture technology company that can create, acquire, fund, develop, operate and integrate successful Internet focused technology businesses. Digital Fusion is expected to provide corporate clients, venture capitalists, entrepreneurs and incubators with both the comprehensive framework and the resources required to develop Internet technologies.

    In reaching the conclusion that the business combination is in the best interests of IBS Interactive and its stockholders, the board of directors of IBS Interactive consulted with IBS Interactive's senior management team concerning the team's analysis of the various strategic and operational implications of the business combination and the result of the team's due diligence efforts. In addition, the IBS Interactive board of directors consulted with Janney Montgomery Scott, financial advisor to IBS Interactive, regarding the financial implications of the business combination on IBS Interactive's business and the fairness, from a financial point of view, to IBS Interactive stockholders of the exchange ratio for exchanging shares of IBS Interactive capital stock for shares of Digital Fusion capital stock. The IBS Interactive board of directors also consulted with IBS Interactive's General Counsel and with representatives of its outside law firm, Kelley Drye & Warren LLP, regarding the terms and conditions of the reorganization agreement, legal due diligence matters and the duties of the members of IBS Interactive's board of directors in connection with the business combination.

    In its review and analysis of the terms and conditions of the reorganization agreement and of the information provided by each of IBS Interactive's senior management team, Janney Montgomery Scott and Kelley Drye & Warren LLP, in concluding the combination is in the best interests of IBS Interactive and its stockholders, and in determining to approve the combination and to recommend to IBS Interactive stockholders the adoption of the reorganization agreement and plan of reorganization, the IBS Interactive board of directors considered the following factors:

    STRATEGIC ADVANTAGES. The IBS Interactive board of directors considered the view of IBS Interactive's management team that the combination of IBS Interactive's e-business and information technology professional services, Infonautics' network of web properties and First Avenue's global strategic venture capital management expertise will provide IBS Interactive with increased professional services business, a more diverse customer base, increased ability to retain and motivate talented employees and increased access to capital to develop its business.

    POTENTIAL FOR GROWTH. The IBS Interactive board of directors considered the view of IBS Interactive's management team that the combination of IBS Interactive, Infonautics and First Avenue is expected to strengthen the ability of these companies to generate growth in revenue, earnings and cash flow. In particular, the IBS Interactive board of directors considered management's view that:

    - the business combination will allow IBS Interactive to expand its professional services business with greater resources and directed to a larger and more diverse customer base;

    - the business combination will allow Infonautics to have increased access to new technologies to develop, fund and operate; and

    - the business combination will allow First Avenue to further its objective of building an integrated group of Internet focused technology companies.

    INCREASED BENEFITS FOR CUSTOMERS. The board of directors of IBS Interactive reviewed the potential for the business combination to provide increased benefits for its customers. The IBS Interactive board of directors considered the view of the IBS Interactive senior management team that, through the combination of IBS Interactive's Internet service capabilities, Infonautics' technology development expertise and the capital management experience of First Avenue's management, IBS Interactive is expected to be able to provide its clients with better access to new technologies.

    OPPORTUNITY FOR EMPLOYEES. The IBS Interactive board considered that the business combination would create greater opportunities for employees, resulting in the possibility of improved retention and recruiting of key technical personnel.

    INFONAUTICS' AND FIRST AVENUE'S MANAGEMENT. The IBS Interactive board of directors considered the capabilities, reputation and experience of Infonautics and its management team and of First Avenue's management team.

    OPINION OF JANNEY MONTGOMERY SCOTT. The board of directors of IBS Interactive reviewed a detailed presentation by representatives of Janney Montgomery Scott regarding the financial aspects of the proposed business combination, including the ratio of exchanging shares of IBS Interactive common stock for shares of Digital Fusion common stock. The board of directors of IBS Interactive considered the opinion of Janney Montgomery Scott that the ratio for exchanging shares of IBS Interactive common stock for shares of Digital Fusion common stock pursuant to the reorganization agreement was fair, from a financial point of view, to the holders of IBS Interactive common stock.

    SHARE EXCHANGE RATIO. The IBS Interactive board of directors considered the proposed 1:1 exchange ratio of shares of IBS Interactive common stock for shares of Digital Fusion common stock. The IBS Interactive board also considered that the value of the consideration to be received by holders of IBS Interactive common stock could change depending upon the performance of Infonautics common stock prior to consummation of the business combination. While the reorganization agreement does not provide any limitations on the effect of decreases in the price of Infonautics common stock on the value of the consideration to be received by holders of IBS Interactive common stock, the IBS Interactive board of directors considered this to be acceptable in the context of the business combination, in which each of IBS Interactive and Infonautics will have the right to designate an equal number of members to Digital Fusion board of directors and the senior management will include executive officers of each of IBS Interactive and Infonautics. Moreover, the IBS Interactive board of directors noted that such market risk is mitigated by the fact that IBS Interactive stockholders will benefit from any appreciation in the market price of Infonautics common stock.

    CONTINUING EQUITY INTEREST OF IBS INTERACTIVE STOCKHOLDERS IN DIGITAL FUSION. The board of directors of IBS Interactive considered the fact that, by providing for the exchange of shares of common stock of IBS Interactive for shares of common stock of Digital Fusion, the reorganization agreement provides for holders of IBS Interactive's common stock to participate in the value that may be generated by the business combination through their continued equity participation in Digital Fusion. The IBS Interactive board of directors also noted that the proposed ratio of exchanging shares of IBS Interactive common stock for shares of Digital Fusion common stock would result in holders of IBS Interactive's common stock receiving a significant equity stake in Digital Fusion, equal to approximately 34.4% of the common stock of Digital Fusion after completion of the business combination on an as converted basis.

    CORPORATE GOVERNANCE ARRANGEMENTS. The board of directors of IBS Interactive noted that the reorganization agreement provides that the board of directors of Digital Fusion will initially consist of 11 individuals, three of whom will be designated by IBS Interactive, three of whom will be designated by Infonautics, two of whom will be designated by First Avenue and three of whom will be designated jointly by IBS Interactive, Infonautics and First Avenue. In addition, the IBS Interactive board of directors noted that the reorganization agreement provides that Richard Masterson, the Chairman of the Board and Chief Executive Officer of First Avenue, will initially serve as Chairman of the Board and Chief Executive Officer of Digital Fusion, that Nicholas Loglisci, Chairman, Chief Executive Officer and President of IBS Interactive, will initially serve as the President of Digital Fusion and that Van Morris, Chief Executive Officer and President of Infonautics, will initially serve as Chief Operating Officer of Digital Fusion. The IBS Interactive board of directors concluded that these arrangements would allow a strong management team drawn from IBS Interactive, Infonautics and First Avenue to work together to integrate the three companies.

    TAX AND ACCOUNTING TREATMENT AND IMPACT OF THE BUSINESS COMBINATION. The IBS Interactive board of directors considered that the IBS Interactive merger will be treated for accounting purposes as a purchase transaction, and that, based on its discussions with legal counsel and IBS Interactive's outside accountants, the business combination is intended generally to be tax free for United States federal income tax purposes both to the stockholders of IBS Interactive and to IBS Interactive.

    ALTERNATIVES TO THE BUSINESS COMBINATION. The board of directors of IBS Interactive considered information presented by senior members of IBS Interactive's management team that they had explored alternatives to the proposed business combination, including the internal development and growth through acquisitions. The IBS Interactive board of directors also considered the view of senior members of IBS Interactive's management team that the combination of IBS Interactive with Infonautics and First Avenue provides IBS Interactive with an opportunity to establish itself in the business of creating, acquiring, funding, operating, developing and integrating Internet focused technology companies in a relatively brief period of time and cost-effective manner. In addition, the IBS Interactive board of directors considered management's view that the business combination provides significant cost savings, greater capabilities, opportunities for cross-marketing services and products and potential to offer customers new and innovative services and products.

    INTEGRATION OF IBS INTERACTIVE, INFONAUTICS AND FIRST AVENUE. The board of directors of IBS Interactive considered the fact that the combination of the businesses of IBS Interactive, Infonautics and First Avenue would be challenging, and the success of the combination is not certain. The IBS Interactive board of directors noted, however, that the management teams of Infonautics and First Avenue have a shared vision of the potential created by the business combination, as well as a shared customer and marketing focus, and a commitment to continuing to provide e-business professional services while building and operating an integrated group of Internet focused technology companies. The IBS Interactive board of directors then noted that these similarities in experiences and views are likely to facilitate the efforts of the management teams of IBS Interactive, Infonautics and First Avenue to integrate their businesses effectively and efficiently.

    POTENTIAL ADVERSE CONSEQUENCES OF THE BUSINESS COMBINATION. The board of directors of IBS Interactive considered several risks associated with the business combination that have the potential to create adverse consequences for IBS Interactive. In particular, the IBS Interactive board of directors considered the risk inherent in the business model contemplated for Digital Fusion that the attention and efforts of senior members of IBS Interactive's management team may be diverted from IBS Interactive's businesses while they are working to implement the business combination and that valuable strategic opportunities may be lost.

    This discussion of the information and factors considered by the IBS Interactive board is not intended to be exhaustive, but includes the material factors considered. The IBS Interactive board did not assign particular weight or rank to the factors it considered in approving the reorganization. In considering the factors described above, individual members of the IBS Interactive board may have given different weight to various ones. The IBS Interactive board considered all these factors as a whole, and overall considered them to be favorable to and to support its determination.

INFONAUTICS' REASONS FOR THE BUSINESS COMBINATION

    The board of directors of Infonautics believes that the combination of Infonautics, IBS Interactive and First Avenue into Digital Fusion will create an entity that can utilize Infonautics' record of developing commercially viable Internet properties, IBS Interactive's complementary professional services business and First Avenue's access to strategic capital and global opportunities to form a venture technology company that can create, acquire, fund, develop, operate and integrate successful Internet strategies and businesses.

    In reaching the conclusion that the combination of IBS Interactive, Infonautics and First Avenue is in the best interests of Infonautics and its shareholders, the board of directors of Infonautics consulted with senior members of Infonautics' management team regarding the advantages of the business combination, operational aspects of the transaction and the results of management's due diligence review. The Infonautics board also consulted with representatives of First Union Securities, Inc., financial advisor to Infonautics, regarding the fairness, from a financial point of view, to Infonautics shareholders of the proposed ratio for exchanging shares of Infonautics common stock for shares of Digital Fusion common stock. In addition, the Infonautics board consulted with Infonautics' general counsel and with representatives of Morgan, Lewis & Bockius LLP, outside counsel to Infonautics, regarding the duties of the members of the board, legal due diligence matters and the terms of the reorganization agreement and related agreements. In considering its recommendation to Infonautics shareholders, the board of directors of Infonautics considered a variety of factors, a number of which are summarized below.

    BUSINESS SYNERGIES AND BUSINESS PLAN. The board of Infonautics considered that, in December 1999, Infonautics had sold a significant portion of the assets and liabilities of the Electric Library K-12 and public library business to bigchalk.com. Inc., an Internet education company. The Infonautics board believed that Infonautics' remaining Sleuth businesses and the consumer reference business were of insufficient scale themselves to support a larger capitalization public company in the long run and that it was important for Infonautics to expand its business. The Infonautics board considered that a combination of Infonautics' existing businesses, including its ability to establish and quickly develop new properties, such as the Sleuth businesses, and IBS Interactive's technical resources and its experience in creating technology solutions for major customers would both serve as a significant base for a venture technology company focusing on creating, acquiring, funding, developing, operating and integrating Internet strategies and businesses and create greater value if deployed within a larger business. The Infonautics board also considered that First Avenue's access to strategic capital sources and to both domestic and international acquisition candidates, as well as its contribution of significant capital to the new enterprise, would benefit the combined company.

    EXPECTED IMPACT OF THE BUSINESS COMBINATION. The board of Infonautics noted that the combination of IBS Interactive, Infonautics and First Avenue is expected to strengthen the capitalization and financial condition of the combined company.

    OPPORTUNITY FOR EMPLOYEES. The board of Infonautics considered that the business combination would create greater opportunities for employees, resulting in the possibility of improved retention and recruiting of key technical personnel.

    INVESTMENT COMPANY ACT CONSIDERATIONS. The board of Infonautics considered the fact that the proposed business combination would resolve Infonautics' status under the Investment Company Act. In January 2000, Infonautics may have become subject to the Investment Company Act because it owned investment securities having a value exceeding 40% of its total assets, primarily because of appreciation in the value of certain portfolio securities. In anticipation of this possibility, however, Infonautics elected to rely on the exemption for transient investment companies contained in Rule 3a-2 under the Investment Company Act. This rule generally deems an issuer that may have become subject to the Investment Company Act not to be an investment company for a period of up to one year, provided the issuer has a bona fide intent, as soon as is reasonably possible, to be engaged in a business other than that of an investment company. After consummation of the combination, Infonautics will not, consistent with the requirements of Rule 3a-2, be engaged in the business of an investment company. Absent the combination, Infonautics may have been required to take other actions to resolve its status under the Investment Company Act.

    OPINION OF FIRST UNION SECURITIES, INC. The board of Infonautics reviewed a detailed presentation by representatives of First Union Securities, Inc. regarding the financial aspects of the proposed business combination of IBS Interactive, Infonautics and First Avenue, and considered the opinion of First Union Securities, Inc. that the ratio for exchanging shares of Infonautics common stock for shares of Digital Fusion common stock pursuant to the reorganization agreement was fair, from a financial point of view, to the holders of Infonautics common stock.

    RATIO OF EXCHANGING SHARES OF INFONAUTICS COMMON STOCK FOR SHARES OF DIGITAL FUSION COMMON STOCK. The board of Infonautics considered the fact that the proposed ratio for exchanging shares of Infonautics common stock for shares of Digital Fusion common stock would provide Infonautics shareholders with a substantial premium as compared to IBS Interactive's and Infonautics' market prices at the time of execution of the reorganization agreement.

    The board of Infonautics considered the fact that the value of the consideration to be received by holders of Infonautics common stock could change depending upon the performance of Infonautics common stock between the time of the execution of the reorganization agreement and the time of the completion of the business combination. The Infonautics board also considered the fact that the reorganization agreement does not contain any provisions that limit the effect of declines in the market price of IBS Interactive common stock prior to the completion of the business combination or the value of the consideration to be received by holders of Infonautics common stock in the business combination. The Infonautics board noted that, while the absence of these provisions exposes Infonautics shareholders to some market risk, the risk is mitigated by several factors. Holders of Infonautics common stock will participate in any appreciation in the value of IBS Interactive's common stock between the time of the execution of the reorganization agreement and the time of the completion of the business combination. In addition, any protection against declines in the market price of IBS Interactive's common stock would likely be coupled with a cap on the benefit Infonautics shareholders would enjoy as a result of increases in the market price of IBS Interactive's common stock.

    CONTINUING EQUITY INTEREST OF INFONAUTICS SHAREHOLDERS IN DIGITAL
FUSION. The board of Infonautics considered the fact that, by providing for the exchange of shares of Infonautics common stock for shares of Digital Fusion common stock, the reorganization agreement provides for holders of Infonautics common stock to participate in the value that may be generated by the combination of IBS Interactive, Infonautics and First Avenue through their continued equity participation in Digital Fusion, equal to approximately 61% of the outstanding Digital Fusion common stock on an as converted basis after completion of the business combination.

    CORPORATE GOVERNANCE ARRANGEMENTS. The Infonautics board noted that the reorganization agreement provides that the board of directors of Digital Fusion will initially consist of 11 directors, three of whom will be designated by Infonautics, three of whom will be designated by IBS Interactive, two of whom will be designated by First Avenue and three of whom will be independent directors agreed upon by IBS Interactive, Infonautics and First Avenue. In addition, the reorganization agreement provides that Richard Masterson of First Avenue will serve as Digital Fusion's Chief Executive Officer, Nicholas R. Loglisci, Jr. of IBS Interactive will serve as its President and David Van Riper Morris of Infonautics will serve as its Chief Operating Officer. The Infonautics board concluded that these arrangements would allow a strong management team drawn from IBS Interactive, Infonautics and First Avenue to work together to integrate the three companies and to implement the business plan of Digital Fusion.

    ALTERNATIVES TO THE BUSINESS COMBINATION. The board of directors of Infonautics considered information presented by senior members of Infonautics' management team, as well as the company's financial advisors, that they had explored alternatives to the proposed business combination, including continuing to operate Infonautics as a stand-alone company as well as a sale of Infonautics or other transaction. The Infonautics board considered the view of Infonautics' senior management and advisors that while these alternatives, and others, were possibilities, the potential benefits of the business combination provided a means by which Infonautics could more quickly become a significant and leading company in its current business as well as contributing to Digital Fusion's contemplated business model.

    POTENTIAL ADVERSE CONSEQUENCES OF THE BUSINESS COMBINATION. The board of Infonautics considered several risks associated with the business combination that have the potential to create adverse consequences for Infonautics. In particular, the Infonautics board considered:

    - the risk that the attention and efforts of senior members of Infonautics' management team may be diverted from Infonautics' business while they are working to implement the business combination and focusing on the business plan of Digital Fusion;

    - the challenges involved in integrating the businesses of IBS Interactive, Infonautics and First Avenue;

    - the risks inherent in the new business model contemplated for Digital Fusion; and

    - the risk that the business combination will not be completed.

    This summary of the factors considered by the board of Infonautics in evaluating the merits of the business combination is not intended to be exhaustive but is believed to include all material factors considered. Because of the wide variety of the factors that the Infonautics board considered in evaluating the merits of the business combination, the Infonautics board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in its evaluation. Individual members of the Infonautics board may have given different weights to the various factors. The Infonautics board considered all these factors as a whole, and over all considered them to be favorable to and to support its determination to recommend to the Infonautics shareholders that they adopt the reorganization agreement.

RECOMMENDATION OF THE IBS INTERACTIVE BOARD OF DIRECTORS

    The IBS Interactive board of directors believes that the IBS Interactive merger is fair to and in the best interest of IBS Interactive's stockholders, and recommends the adoption of the reorganization agreement.

    In considering the recommendation of the IBS Interactive board with respect to the reorganization agreement, you should be aware that certain directors and executive officers of IBS Interactive have interests in the business combination that are different from, or are in addition to, the interests of IBS Interactive stockholders. Please see the section entitled "Interests of Certain IBS Interactive Directors and Executive Officers in the Business Combination" that begins on page 70 of this joint proxy statement/prospectus.

OPINION OF IBS INTERACTIVE'S FINANCIAL ADVISOR

    The IBS Interactive board of directors engaged Janney Montgomery Scott LLC as its exclusive financial advisor to review the business combination and to render an opinion as to the fairness of the Digital Fusion common stock exchange ratio to the holders of IBS Interactive common stock. IBS Interactive selected Janney Montgomery Scott as its financial advisor on the basis of Janney Montgomery Scott's experience and expertise in the technology industry in general and in transactions similar to the business combination. As described above, Janney Montgomery Scott's opinion, dated July 30, 2000, was only one of the many factors taken into consideration by the IBS Interactive board of directors in making its determination to approve the business combination.

    On July 30, 2000, Janney Montgomery Scott delivered its oral opinion to the board of directors to the effect that, as of such date, and based upon and subject to certain matters stated in its opinion, the exchange of one share of Digital Fusion common stock for each share of IBS Interactive common stock was fair, from a financial point of view, to the holders of IBS Interactive common stock. On August 12, 2000, Janney Montgomery Scott delivered its written opinion to IBS Interactive.

    The full text of Janney Montgomery Scott's written opinion, dated July 30, 2000, which sets forth the assumptions made, matters considered and limitations on review undertaken, is attached to this joint proxy statement/prospectus as Annex 8 and is incorporated by reference. Janney Montgomery Scott's opinion is directed to the board of directors of IBS Interactive and addresses the fairness of the exchange ratio in the business combination to the holders of IBS Interactive common stock from a financial point of view. Janney Montgomery Scott's opinion does not address the underlying decision of the board of directors to engage in the business combination and does not constitute a recommendation to any stockholder as to how such stockholder should vote or as to any other action such stockholder should take in connection with the business combination. The summary of the opinion of Janney Montgomery Scott set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

    In connection with its opinion, Janney Montgomery Scott reviewed:

    - the reorganization agreement;

    - annual reports on Form 10-KSB of IBS Interactive for the years ended December 31, 1998 and 1999, and Annual Reports on Form 10-K of Infonautics for the years ended December 31, 1997, 1998 and 1999;

    - quarterly report on Form 10-QSB for IBS Interactive for the quarter ended March 31, 2000 and quarterly report on Form 10-Q of Infonautics for the quarter ended March 31, 2000;

    - IBS Interactive's financial projections for the years ending December 31, 2000 through 2004, pro forma for the divestiture of IBS Interactive's dial-up internet access business, prepared by the management of IBS Interactive;

    - Infonautics' financial projections for the years ending December 31, 2000 through December 31, 2001 prepared by the management of Infonautics;

    - preliminary results of operations for IBS Interactive for the quarter ended June 30, 2000;

    - the stock prices, operating results, financial condition and future earnings estimates of publicly traded companies Janney Montgomery Scott deemed comparable to IBS Interactive and Infonautics;

    - the financial terms of mergers and acquisitions of companies comparable to IBS Interactive and Infonautics; and

    - other financial analyses and supporting information provided by management. In addition Janney Montgomery Scott held discussions with the management of IBS Interactive and Infonautics regarding their respective businesses, operating results, financial condition, prospects and the business combination, and undertook other analyses, studies and investigations as it considered appropriate.

    In preparing its opinion, Janney Montgomery Scott assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Janney Montgomery Scott did not assume any responsibility for independently verifying such information or undertake any independent evaluation or appraisal of any of the assets or liabilities of IBS Interactive, Infonautics or First Avenue nor has Janney Montgomery Scott been furnished with any such evaluations or appraisals. In addition, Janney Montgomery Scott did not assume any obligation to conduct any physical inspection of the properties or facilities of IBS Interactive or Infonautics. With respect to the financial forecast information furnished to or discussed with it by IBS Interactive and Infonautics, Janney Montgomery Scott assumed that they were reasonably prepared and reflected the best available estimates and judgment of IBS Interactive's and Infonautics' management as to the expected future financial performance of IBS Interactive and Infonautics. Janney Montgomery Scott's opinion expressed no view with respect to whether such projections can be realized or the assumptions on which they were based. Further, Janney Montgomery Scott relied upon the assurances of management of IBS Interactive and Infonautics that they were not aware of any facts or circumstances that would have made such information inaccurate or misleading. Janney Montgomery Scott's opinion was based upon market, economic and other conditions as they exist and can be evaluated only as of the date of its opinion.

    In arriving at its opinion as described below, Janney Montgomery Scott ascribed a general range of values to IBS Interactive and Infonautics, and made its determination as to the fairness of the Digital Fusion common stock exchange ratio, from a financial point of view, in the business combination to the holders of IBS Interactive common stock on the basis of a variety of financial and comparative analyses, including those described below. The summary of analyses performed by Janney Montgomery Scott as set forth below does not purport to be a complete description of the analyses underlying Janney Montgomery Scott's opinion. The presentation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial or summary description. No company or business used in such analyses as a comparison is identical to IBS Interactive or Infonautics, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the business combination, public trading or other values of the companies or business combinations being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In arriving at this opinion, Janney Montgomery Scott made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Janney Montgomery Scott believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its opinion.

    The following is a summary of the material analyses performed by Janney Montgomery Scott and presented to the IBS Interactive board of directors during several meetings between June 20, 2000 and July 30, 2000.

IBS INTERACTIVE ANALYSES

    HISTORICAL AND PROJECTED OPERATING RESULTS AND FINANCIAL CONDITION

    In rendering its opinion, Janney Montgomery Scott reviewed and analyzed the historical and projected operating results and financial condition of IBS Interactive which included an assessment of IBS Interactive's financial condition and an analysis of its growth in revenue and profits and of trends in its profitability.

    Janney Montgomery Scott analyzed IBS Interactive's projections in support of its fairness opinion. The projections were based on numerous estimates and other assumptions made by the management of IBS Interactive and are inherently subject to significant uncertainties and contingencies. The management of IBS Interactive believes that the projections were prepared, in all material respects, in accordance with generally accepted accounting principles. However, the projections were not reviewed by independent auditors. You cannot be assured that the projections will be achieved, and you should not regard the inclusion of these estimates in the fairness opinion and this summary as an indication that IBS Interactive or any other person considers such estimates an accurate prediction of future events.

    ANALYSES OF SELECTED COMPARABLE PUBLIC COMPANIES

    Janney Montgomery Scott reviewed publicly available information relating to certain comparable companies in related industries to IBS Interactive. Janney Montgomery Scott examined actual financial results, the financial condition and financial projections for the years ended 2000 and 2001 of these companies. When comparing the companies, Janney Montgomery Scott considered revenue, profitability, revenue per billable professional and financial condition.

    Janney Montgomery Scott identified eight publicly traded information technology services companies and five Internet professional service companies as comparable to IBS Interactive. This group included:

INFORMATION TECHNOLOGY SERVICE COMPARABLES  INTERNET PROFESSIONAL SERVICES COMPARABLES
------------------------------------------  ------------------------------------------
American Management Systems, Inc.           Answerthink, Inc.
Computer Horizons Corp.                     Digitas, Inc
Hall Kinion & Associates                    Integrated Information Systems, Inc.
IMRGlobal Corp.                             IXL Enterprises, Inc
Keane, Inc                                  Tanning Technology Corp.
Primix Solutions, Inc
Tier Technologies, Inc
Teletech Holdings

    Currently, IBS Interactive is involved in providing both Internet professional services and traditional information technology services to clients. Although IBS Interactive's Internet professional service segment is growing, the majority of its business is still traditional information technology services. The information technology services comparables selected were similarly entering or growing their Internet services, and the majority of the comparable companies' business was in the traditional information technology services segment. Therefore, Janney Montgomery Scott used the information technology service companies as the focus of the analysis. Janney Montgomery Scott examined total capitalization (defined as market capitalization plus debt outstanding) as a multiple of revenue, gross profit, EBITDA (earnings before interest, taxes, depreciation, and amortization), EBIT (earnings before interest and taxes) and stock price as a multiple of earnings per share, or P/E. Janney Montgomery Scott was not able to apply EBITDA, EBIT and P/E multiples since IBS Interactive was not profitable through 2001. Based on the eight comparable companies identified, the appropriate multiple range of total capitalization divided by 2001 revenue was 0.90x-1.50x. Such multiples were applied to IBS Interactive's 2001 projected revenue of $41.2 million to produce a total capitalization range of $37.1 million to $61.7 million.

    ANALYSES OF SELECTED COMPARABLE BUSINESS COMBINATIONS

    Janney Montgomery Scott reviewed 77 business combinations of companies in industries related to IBS Interactive's business since August 1998. Janney Montgomery Scott examined actual purchase price, actual financial results of the most recently available year or interim period, the financial condition and financial projections for the years ended 2000 and 2001 when this information was publicly available for the target companies in these combinations. Of the 77, Janney Montgomery Scott selected the 15 most comparable target companies. These selected comparable transactions included:

             ACQUIROR                                   TARGET
----------------------------------  ----------------------------------------------
Proxicom                            IBIS Consulting, Inc.
Ciber, Inc                          York Consulting
Ciber, Inc                          Business Impact Systems
Answerthink, Consulting, Inc.       TriSpan, Inc
Metamor Worldwide, Inc.             Decan Consulting and Division of GE Consulting
Cohesive Technology Solutions, Inc  Exodus Communications, Inc.
Braun Consulting                    Vertex Partners
Micro Visions, Inc.                 Futurelink Corp.
Answerthink, Consulting, Inc.       Think New Ideas, Inc.
Answerthink, Consulting, Inc.       CFT Consulting Group
USWeb Corp                          Mitchell Madison
Razorfish, inc.                     International Integration, Inc.
Level 8 Systems, Inc.               Template Software, Inc.
Metamor Worldwide, Inc              PSIX, Inc.
Breakaway Solutions                 Eggrock partners

    When available, Janney Montgomery Scott examined the purchase price as a multiple of revenue, gross profit, EBITDA, EBIT and net income. Janney Montgomery Scott was not able to apply EBITDA, EBIT or net income multiples since IBS Interactive was not profitable on a historical basis or projected through 2001. The appropriate revenue multiple range was 1.70x-2.75x. Such multiples were applied to IBS Interactive's latest quarter's annualized revenue to yield an enterprise valuation range of $41.5 million to $67.2 million.

    DISCOUNTED CASH FLOW ANALYSES

    Janney Montgomery Scott performed a discounted cash flow analysis for IBS Interactive in which it calculated the present value of future cash flows of IBS Interactive using IBS Interactive projections prepared by the management of IBS Interactive. Janney Montgomery Scott estimated a range of values for IBS Interactive based on the net present value of the implied annual cash flows from July 2000 through December 2004, and a terminal value for IBS Interactive in 2004 calculated based on a multiple of revenue. Janney Montgomery Scott applied a range of discount rates of 26% to 30% and a range of terminal value multiples of 1.5x to 2.3x forecasted 2004 revenue. This analysis yielded a range of enterprise values for IBS Interactive of $41.8 million to $73.5 million.

    IBS INTERACTIVE SUMMARY

    Based on the above analyses, and other factors considered, Janney Montgomery Scott developed a range of enterprise values for IBS Interactive of $40.0 million to $65.0 million or $5.66 to $9.02 per share on a diluted basis. To derive the per share value on a diluted basis, Janney Montgomery Scott divided the sum of the net proceeds of all dilutive warrants and options with an exercise price equal to or greater than the enterprise value per share (numerator) by the sum of additional shares of these warrants and options and the basic shares outstanding (denominator). This resulted in no additional value or shares at the low end of the enterprise value range. At the high end of the range this analysis yielded an additional $2.8 million in value from proceeds of in-the-money options and an additional 448,000 shares.

    INFONAUTICS ANALYSES

    Infonautics' business is comprised of several businesses segments: Sleuth properties, Encyclopedia.Com and Electric Library. Infonautics also holds an interests in bigchalk.com and held an interest in Half.com which was converted into shares of eBay in a merger. Janney Montgomery Scott derived a range of values for each of Infonautics' businesses as if they were separate operating entities, then calculated a value for the entire business based on the sum of these valuations.

    HISTORICAL AND PROJECTED OPERATING RESULTS AND FINANCIAL CONDITION

    In rendering its opinion, Janney Montgomery Scott reviewed and analyzed the historical and projected operating results and financial condition of Infonautics' Sleuth properties and Encyclopedia.Com, Electric Library and Half.com. Janney Montgomery Scott developed summary projections for 2000 and 2001 for bigchalk.com based on discussions and guidance from management of Infonautics and bigchalk.com. Janney Montgomery Scott's review included an assessment of each business' financial condition and an analysis of growth in revenue and profits and of trends in profitability.

    Janney Montgomery Scott analyzed Infonautics' and bigchalk.com's projections in support of its fairness opinion. The projections were based on numerous estimates and other assumptions by the management of Infonautics and bigchalk.com, and are inherently subject to significant uncertainties and contingencies. The management of Infonautics believes that the projections were prepared, in all material respects, in accordance with generally accepted accounting principles. However, the projections were not reviewed by independent auditors. You cannot be assured that the projections will be achieved, and you should not regard the inclusion of these estimates in the fairness opinion and this summary as an indication that Infonautics, bigchalk.com or any other person considers such estimates as an accurate prediction of future events.

    ANALYSES OF SELECTED COMPARABLE COMPANIES

    Janney Montgomery Scott reviewed publicly available information relating to certain comparable companies in related industries to Infonautics' businesses:
Sleuth properties, Electric Library and bigchalk.com. Janney Montgomery Scott examined actual financial results, the financial condition and financial projections for the years ended 2000 and 2001 of the companies. When comparing the companies, Janney Montgomery Scott considered revenue, profitability, the financial condition and several key operating metrics including revenue per subscriber. Janney Montgomery Scott specifically focused on forward revenue projections as well as the corresponding growth rates of each of these companies.

    Janney Montgomery Scott identified nine comparable companies for Sleuth properties, four for Electric Library and four comparable companies for bigchalk.com. These companies include:

SLEUTH PROPERTIES         ELECTRIC LIBRARY            BIGCHALK.COM
-----------------  ------------------------------  ------------------
About.com, Inc.    Factset Research Systems, Inc.  Lightspan, Inc.
Ask Jeeves, Inc.   Hoovers, Inc.                   Riverdeep Group
Earthweb, Inc.     Edgar Online, Inc.              Smartforce.com
Loislaw.com, Inc.  Student Advantage, Inc.         Homestore.com, Inc
Looksmart, Ltd.
Mapquest.com, Inc
GOTO.com, Inc.
GO2net, Inc.

    Based on the comparable companies identified for Sleuth properties, the appropriate range of total capitalization divided by 2000 forward projected revenues yielded a valuation range for Sleuth properties of $5.4 to $13.6 million.

    Based on the comparable companies identified for Electric Library, the appropriate range of total capitalization divided by 2000 forward projected revenues was 3.64x-6.72x. Janney Montgomery Scott applied a 40-60% discount to this range considering the relative size of Electric Library versus the comparable companies (whose revenues were substantially greater than those of Electric Library). The appropriate low end of the range of multiples was 1.50x. When bigchalk.com acquired Infonautics' institutional Electric Library business, Infonautics granted bigchalk.com an option to acquire the remaining consumer Electric Library business for 2.0x trailing twelve months revenue. Janney Montgomery Scott used this multiple as a cap on the valuation for the Electric Library business. This results in a valuation range for Electric Library of $17.0 million to $22.7 million.

    Based on the comparable companies identified for bigchalk.com, the appropriate range of total capitalization divided by 2001 forward projected revenues yielded a valuation range for Infonautics' interest in bigchalk.com of $43.4 to $54.4 million.

    ANALYSES OF SELECTED COMPARABLE BUSINESS COMBINATIONS

    Janney Montgomery Scott reviewed 32 business combinations of companies in industries related to Sleuth properties and Electric Library and 19 business combinations of companies in industries related to bigchalk.com. Janney Montgomery Scott examined actual purchase price for the most recently available year or interim period, actual financial results for the most recently available year or interim period, the financial condition and financial projections for the years ended 2000 and 2001 when this information was publicly available for the target companies in these combinations. Of the combinations Janney Montgomery Scott selected the six target companies most comparable to Sleuth properties and the four most comparable to bigchalk.com. The comparable combinations selected included:

         ACQUIROR                      TARGET
---------------------------  ---------------------------
                   SLEUTH PROPERTIES
                   -----------------
MyPoints.com                 Cybergold
Netgateway, Inc.             Galaxy Enterprises
Memberworks, Inc.            CIC Interactive
Cnet Networks                MySimon.com
Cnet Networks                Savvy Research Ltd.
Yahoo                        Geocities
                      BIGCHALK.COM
                      ------------
7th Level, Inc               Panmedia Corp.
Scholastic                   Grolier
Ask Jeeves, Inc.             The Evergreen Project, Inc.
Bell & Howell                Electric Library

    Where available, Janney Montgomery Scott examined the purchase price as a multiple of revenue, gross profit, EBITDA, EBIT and net income. Janney Montgomery Scott was not able to apply EBITDA, EBIT or net income multiples since neither the Sleuth properties nor bigchalk.com was profitable on a historical basis or projected through 2000. Janney Montgomery Scott focused on the purchase price divided by most recent interim period annualized historical revenue "revenue multiple."

    Janney Montgomery Scott applied the appropriate revenue multiple range based on this analysis to Sleuth properties' 2000 revenue projections to yield a valuation range of $8.2 million to $29.5 million.

    The appropriate revenue multiple range was 1.5x-8.7x for bigchalk.com. Janney Montgomery Scott applied big.chalk.com's first quarter 2000 annualized revenue of $10.6 million to this multiple to yield a valuation range of $16 million to $92 million.

    Janney Montgomery Scott considered this analysis for Infonautics less relevant in developing a range of enterprise values for Infonautics and as set forth below in "Infonautics Summary" due to the limited availability of data points, the relatively larger size of the target companies in these combinations and the distinctiveness of Infonautics' business's products and services.

    INFONAUTICS SUMMARY

    Based on the above analyses, and other factors considered, Janney Montgomery Scott developed a range of enterprise values of $5.4 million to $13.6 million for Sleuth properties, $17.0 million to $22.7 million for Electric Library and $43.4 to $54.4 for bigchalk.com.

    Prior to Half.com's merger with eBay, Infonautics had a 3% ownership stake in Half.com. As a result of eBay's purchase of Half.com, Infonautics owns 174,387 shares of eBay common stock. Applying eBay's closing stock price of $46.88 on July 28, 2000 to Infonautics' ownership stake, the approximate value for Infonautics' stake in Half.com is approximately $8.2 million. Janney Montgomery Scott estimated an appropriate liquidation range for the Half.com interest of $7.5 million to $9 million based on price movements in eBay common stock over the month preceding the delivery of Janney Montgomery Scott's opinion. The highest reported trading price during the month was $51.38 on July 28, 2000, and the lowest reported trading price during the month was $43.50 on July 11, 2000.

    On March 31, 2000, Infonautics had approximately $14 million in cash on hand. Based on the current cash needs of $9 to $10 million in order for Infonautics to become cash flow positive, Janney Montgomery Scott applied an additional $4.0 million to $5.0 million of value to Infonautics' total valuation range.

    Summing the values of the operating business plus and available cash, Janney Montgomery Scott assigned a total range of values for Infonautics of $77.3 million to $104.5 million and $6.16 to $8.09 per share on a diluted basis. To derive the per share value on a diluted basis, Janney Montgomery Scott divided the sum of the net proceeds of all dilutive warrants and options with an exercise price equal to or greater than the enterprise value, on a per share basis, to the enterprise value (numerator) by the sum of additional shares of these warrants and options and the shares outstanding (denominator). At both the low and high ends of the valuation ranges, this analysis resulted in $9.4 million in value from proceeds of in the money options and an additional
1.8 million shares.

    FIRST AVENUE ANALYSES

    First Avenue is a new private equity and management consulting firm formed by Richard Masterson, who will be Chief Executive Officer of Digital Fusion, and Cross Atlantic Venture Partners. First Avenue was created to invest in promising Internet companies. The stockholders of First Avenue will receive 151,148 shares of Digital Fusion common stock and 757,269 shares of Digital Fusion series A preferred stock in the business combination. First Avenue's tangible net assets consist of $6 million in cash and up to $200,000 in liabilities associated with expenses incurred in the business combination. First Avenue has experienced management, key business relationships through Richard Masterson and Cross Atlantic Partners, and the investment experience of Cross Atlantic Partners.

    SUMMARY

    Pursuant to the reorganization agreement, IBS Interactive stockholders and Infonautics shareholders are to receive one share of common stock of Digital Fusion for each share of common stock of IBS Interactive and Infonautics respectively. First Avenue is to receive 1.514538 shares of Digital Fusion for each share of First Avenue. Based on this ratio IBS Interactive, Infonautics and First Avenue shareholders will own approximately 34%, 61% and 5% respectively of the outstanding shares of Digital Fusion.

    Based on Janney Montgomery Scott's valuation analyses, the following tables show the appropriate ranges of ownership of the companies. The first table shows these percentages on an absolute basis, the second table includes the effects of dilutive options and warrants:

                                                                   COMPANY VALUATION
                              COMPANY VALUATION                     IF EXERCISED(1)
                        ------------------------------       ------------------------------
                            LOW               HIGH               LOW               HIGH
                        ------------      ------------       ------------      ------------
IBS Interactive.......  $ 40.0    32%     $ 65.0    37%      $ 40.0    30%     $ 67.8    36%

Infonautics...........    77.3    63%      104.5    59%        86.7    66%      113.9    61%

First Avenue
  Ventures............     5.8     5%        6.3     4%         5.8     4%        6.3     3%
                        ------            ------             ------            ------

Total.................  $123.1            $175.8             $132.5            $188.0

------------------------

(1) As if all in the money options and warrants were exercised.

    The table below summarizes the per share value of each stock as if all in the money options were exercised. In addition, it indicates the possible range of exchange ratios which would be fair from a financial point of view.

                                                                VALUE PER SHARE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
IBS Interactive.............................................   $ 5.66     $ 9.02
Infonautics.................................................   $ 6.16     $ 8.09
Exchange Ratio..............................................    0.92x      1.11x

    Based on the above analyses, and other factors considered, Janney Montgomery Scott was of the opinion, as of the date of their opinion, and based upon the foregoing, that the exchange ratio in the business combination is fair to IBS Interactive stockholders from a financial point of view.

    Janney Montgomery Scott, LLC is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with business combinations, negotiated underwriting, secondary distributions of securities, private placements and valuations for corporate and other purposes.

    In the ordinary course of business Janney Montgomery Scott makes a market in the common stock of IBS Interactive and may trade the common stock of Infonautics for its own account and the accounts of its customers and, therefore, it may from time to time hold a long or short position in such stocks.

    Pursuant to the terms of Janney Montgomery Scott's engagement, IBS Interactive has agreed to pay Janney Montgomery Scott customary fees for its financial advisory services in connection with the business combination. In addition, IBS Interactive has agreed to reimburse Janney Montgomery Scott for its out-of-pocket expenses and to indemnify Janney Montgomery Scott against certain liabilities or to contribute to payments Janney Montgomery Scott may be required to make in respect thereof.

RECOMMENDATION OF THE INFONAUTICS BOARD OF DIRECTORS

    The Infonautics board of directors believes that the Infonautics merger is fair to Infonautics shareholders and in their best interest, and recommends the adoption of the reorganization agreement.

    In considering the recommendation of the Infonautics board with respect to the reorganization agreement, you should be aware that certain directors and executive officers of Infonautics have interests in the business combination that are different from, or are in addition to, the interests of Infonautics shareholders. Please see the section entitled "Interests of Certain Infonautics Directors and

Executive Officers in the Business Combination" that begins on page 71 of this joint proxy statement/ prospectus.

OPINION OF INFONAUTICS' FINANCIAL ADVISOR

    Pursuant to an engagement letter dated June 7, 2000, Infonautics retained First Union Securities, Inc. to act as its financial advisor with respect to, among other things, a potential merger with IBS Interactive and First Avenue. First Union Securities, Inc. is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Infonautics selected First Union Securities, Inc. as its financial advisor on the basis of First Union Securities, Inc.'s experience and expertise in transactions similar to the business combination and its reputation in the technology industry. In connection with the consideration by Infonautics' board of directors of the merits of the business combination, First Union Securities, Inc. was asked under the terms of the First Union Securities, Inc. engagement letter to perform various financial analyses and deliver to the Infonautics board of directors its opinion based on such analyses.

    The full text of such written opinion of First Union Securities, Inc. dated July 30, 2000, is attached hereto as Annex 9 and sets forth certain important qualifications, assumptions made, matters considered, areas of reliance on others, and limitations on the review undertaken in connection with such opinion. The First Union Securities, Inc. opinion was directed to the Infonautics board of directors for its consideration in connection with the proposed business combination, relates only to the fairness of the exchange ratio from a financial point of view, does not address any other aspects of the business combination and is not a recommendation to any holder of Infonautics common stock as to whether the business combination is in such holder's best interests or as to whether any such holder should vote for or against the business combination. The summary description of the First Union
Securities, Inc. opinion set forth below is qualified in its entirety by the full text of such opinion attached hereto as Annex 9, and is incorporated herein by reference and should be read carefully and in its entirety in connection with the proxy materials.

    In arriving at its opinion, First Union Securities, Inc., among other things:

    - Reviewed the financial terms and conditions of the reorganization agreement;

    - Reviewed certain business, financial and other information, including financial forecasts, regarding Infonautics, IBS Interactive and bigchalk.com, Inc., a non-public entity in which Infonautics has a material interest, and discussed with such management teams their respective company's business and prospects;

    - Considered certain financial data related to Infonautics and IBS Interactive and (i) compared that data with similar data for publicly held companies in businesses similar to those of Infonautics and IBS Interactive and (ii) compared Infonautics' and IBS Interactive's data relative to one another;

    - Considered the financial terms of certain other business combinations and other transactions which have recently been effected; and

    - Considered such other information, financial studies, analyses and investigations as well as financial and economic and market criteria that First Union Securities, Inc. deemed relevant.

    On July 22, 2000, First Union Securities, Inc. delivered its oral opinion to the Infonautics board of directors that, as of such date and based upon and subject to its review of the foregoing, its work described below, its experience as investment bankers and other factors it deemed relevant, but subject to the limitations set forth below and in reliance upon the assumptions set forth below, the exchange ratio contemplated in the business combination is fair, from a financial point of view, to the holders of Infonautics common stock. The written opinion of First Union Securities, Inc. was delivered on July 30, 2000 in conjunction with the execution of the reorganization agreement.

    In connection with its review, First Union Securities, Inc. relied upon the accuracy and completeness of the foregoing financial and other information, and did not assume any responsibility for any independent verification of such information. With respect to Infonautics', IBS Interactive's and bigchalk.com's financial forecasts, First Union Securities, Inc. assumed that they have been reasonably prepared and reflect the best current estimates and judgments of Infonautics', IBS Interactive's and bigchalk.com's management teams as to the future financial performance of their respective companies. First Union Securities, Inc. has discussed Infonautics', IBS Interactive's, and bigchalk.com's financial projections with the management of each company, but First Union Securities, Inc. assumed no responsibility for and expressed no view as to these financial projections or the assumptions upon which they are based. In arriving at its opinion, First Union Securities, Inc. did not conduct any physical inspection of the properties or facilities of Infonautics or IBS Interactive and has not made or been provided with any evaluations or appraisals of the assets or liabilities of Infonautics or IBS Interactive.

    First Union Securities, Inc.'s opinion was based on economic, market, financial and other conditions as they existed and could be evaluated on the date of the opinion, and the information made available to First Union Securities, Inc. as of the date of the opinion. Accordingly, although subsequent developments may affect its opinion, First Union Securities, Inc. did not assume and does not have any obligation to update, revise or reaffirm its opinion. First Union Securities, Inc. assumed that the business combination will be consummated in accordance with the terms described in the reorganization agreement, without any waiver of any material terms or conditions. First Union Securities, Inc.'s opinion does not address the relative merits of the business combination and the other business strategies considered by Infonautics' board of directors, nor does it address Infonautics' board of director's decision to proceed with the business combination. The reorganization agreement is attached as Annex 7 hereto, and you should review and understand the terms in the reorganization agreement and the conditions to Infonautics' obligations under the agreement with your consideration of the business combination.

    Set forth below is a brief summary of selected analyses presented by First Union Securities, Inc. to Infonautics' board of directors on July 22, 2000 in connection with First Union Securities, Inc.'s opinion.

RELATIVE CONTRIBUTION ANALYSIS

    First Union Securities, Inc. analyzed the pro forma financial contribution of Infonautics and IBS Interactive to the combined company assuming consummation of the business combination, prior to the subsequent combination with First Avenue, based on historical financial information and projections provided by Infonautics and IBS Interactive. First Union Securities, Inc. calculated the implied ownership of the combined company based on these financial contributions and based on each company's capital structure, including certain shares that may be issued in the future under existing contracts. The analysis showed, among other things, the following:

                                                      % PRO FORMA CONTRIBUTION BY
                                                  -----------------------------------
REVENUE                                           INFONAUTICS(1)   IBS INTERACTIVE(2)
-------                                           --------------   ------------------
1999, actual....................................  27.2     %              72.8%
First quarter 2000, annualized..................  35.4     %              64.6%
2000, estimated.................................  35.4     %              64.6%

GROSS PROFIT
------------
1999, actual.                                     %0.6             %             59.4
First quarter 2000, annualized..................  64.3     %              35.7%
2000, estimated.................................  60.3     %              39.7%

------------------------

(1) Infonautics' 1999 revenue and gross profit numbers are adjusted to reflect the sale of the Electric Library K-12 business.

(2) IBS Interactive's revenue and gross profit numbers exclude ISP and hardware related contributions.

    First Union Securities, Inc. noted that Infonautics' 63.2% pro forma ownership implied by the exchange ratio was a premium to the ownership implied by each company's historical and projected earnings and gross profit, with the exception of the first quarter 2000 (annualized) gross profit. First Union Securities, Inc. also noted that, as of the date of First Union
Securities, Inc.'s presentation to the Infonautics board, after the subsequent combination with First Avenue in the business combination, Infonautics' pro forma ownership in the combined company would be approximately 60.3%.

    First Union Securities, Inc. also performed valuation analyses of both Infonautics and IBS Interactive and derived exchange ratios based on the relative valuations obtained by these analyses. The resulting exchange ratios were then compared to the exchange ratio contemplated by the business combination. Results of this analysis are outlined below:

INFONAUTICS VALUATION ANALYSIS

    Given the diverse nature of Infonautics' business, First Union
Securities, Inc. sought to value the four component pieces of the Infonautics' business to arrive at a value for the business as a whole. The four pieces of the Infonautics' business analyzed by First Union Securities, Inc. were:

    - Sleuth properties

    - Search and reference properties

    - bigchalk.com equity interest

    - eBay share holdings

    In the valuation analysis of the four component pieces of Infonautics, First Union Securities, Inc. utilized several methodologies in arriving at an implied value for each component, including a comparable companies analysis and a comparable acquisitions analysis, where appropriate:

    SLEUTH PROPERTIES--COMPARABLE COMPANIES ANALYSIS

    Using publicly available information and information provided by Infonautics, First Union Securities, Inc. compared the historical and projected financial performance of the Sleuth properties to the corresponding performance of a group of publicly traded business-to-consumer content companies that First Union Securities, Inc. deemed to be similar to Sleuth properties. These companies included:

About.com, Inc.                        Alloy Online, Inc.
Ask Jeeves, Inc.                       CNET, Inc.
GO2NET, Inc.                           GoTo.com, Inc.
iVillage, Inc.                         theStreet.com, Inc.
Launch Media, Inc.

    To arrive at an implied valuation for the Sleuth properties, First Union Securities, Inc. calculated the enterprise value, defined as the market value of equity plus net debt, of the comparable companies as a multiple of (i) last quarter annualized revenue, (ii) 2000 projected revenue, (iii) 2001 projected revenue and (iv) registered users. The resulting median multiples for the comparable companies are shown below:

Enterprise value/last quarter annualized revenue............   6.8x
Enterprise value/2000 revenue...............................   4.5x
Enterprise value/2001 revenue...............................   2.0x
Enterprise value/registered users...........................  86.8x

    These multiples were then applied to the corresponding financial metrics for the Sleuth properties to arrive at an enterprise value. After adjusting this enterprise value for pro rata net debt, First Union Securities, Inc. applied a discount to the resulting equity value, given the relative size and business mix of Sleuth properties compared to the comparable companies, resulting in a value per Infonautics' common share for the Sleuth properties of $0.60 to $7.21, with a median value per Infonautics' common share of $0.77.

    None of the selected comparable companies is identical to Sleuth properties. Consequently, implied valuation based on the results of this analysis must entail consideration for the variances between the comparable companies and the Sleuth properties.

    SLEUTH PROPERTIES--COMPARABLE ACQUISITIONS ANALYSIS

    Using publicly available information, First Union Securities, Inc. reviewed selected merger and acquisition transactions between companies which First Union Securities, Inc. believed to have similar characteristics to the Sleuth properties. The transactions included:

ACQUIROR                                                     TARGET
--------                                            -------------------------
CNET, Inc.........................................  ZDNet, Inc.
ZDNet, Inc........................................  FerretSoft LLC
Quokka Sports, Inc................................  ZoneNetwork.com, Inc.
ITurf, Inc........................................  TheSpark.com
CNET, Inc.........................................  mySimon, Inc.
CNET, Inc.........................................  SavvySearch Ltd.
iVillage, Inc.....................................  Familypoint.com
Go2Net, Inc.......................................  Dogpile, Inc.
CNET, Inc.........................................  Nordby International,
                                                    Inc.
Go.com............................................  InfoSeek Corporation
Go2Net, Inc.......................................  Authorize.Net Corporation

    To arrive at an implied valuation for the Sleuth properties, First Union Securities, Inc. calculated the enterprise value of the consideration paid for the companies involved in the selected comparable transactions as a multiple of (i) last twelve months revenue, (ii) last quarter annualized revenue and (iii) registered users. The resulting median multiples for the transactions are shown below:

Enterprise value/last twelve months revenue.................  20.7x
Enterprise value/last quarter annualized revenue............  18.3x
Enterprise value/registered users...........................  29.4x

    The multiples were then applied to the corresponding financial metrics for Sleuth properties to arrive at an enterprise value. After adjusting this enterprise value for pro rata net debt, First Union Securities, Inc. applied a discount to the resulting equity value, given the relative size and business mix of Sleuth properties compared to the companies involved in the transactions, resulting in an equity value per Infonautics' common share for the Sleuth properties of $1.42 to $2.48 with a median value of $1.52 per Infonautics' common share.

    None of the companies or transactions in the comparable acquisition analysis of the Sleuth properties is identical to the Sleuth properties or the proposed business combination. Accordingly, an analysis of the results of this analysis involves complex considerations of the companies involved and the transactions and other factors that could affect the acquisition value of the companies and the Sleuth properties.

    SEARCH AND REFERENCE PROPERTIES--COMPARABLE COMPANIES ANALYSIS

    Using publicly available information and information provided by Infonautics, First Union Securities, Inc. compared the historical and projected financial performance of Infonautics' search and reference properties to the corresponding performance of a group of publicly-traded, business-to-consumer subscription companies that First Union Securities, Inc. deemed to be similar to Infonautics' search and reference properties. The comparable companies included:

Edgar Online, Inc.                     NewsEdge Corporation
Hoovers, Inc.                          Student Advantage, Inc.

    In valuing the search and reference properties, First Union
Securities, Inc. established a maximum value as defined by the terms of an exclusive call option and right of first refusal to purchase the search and reference properties, held by bigchalk.com. The equity value per Infonautics common share calculated according to this purchase option was $1.51.

    First Union Securities, Inc. performed an analysis similar to that described for the comparable companies analysis of the Sleuth properties to arrive at an implied valuation for Infonautics' search and reference properties, but the values implied by the comparable company multiples were greater than the maximum value defined by the bigchalk.com option. Therefore, the calculated equity value per Infonautics' common share for Infonautics' search and reference properties was $1.51.

    None of the selected companies is identical to Infonautics' search and reference properties. Consequently, implied valuation based on the results of this analysis must entail consideration for the variances between the comparable companies and Infonautics' search and reference properties.

    SEARCH AND REFERENCE PROPERTIES--COMPARABLE ACQUISITIONS ANALYSIS

    Using publicly available information, First Union Securities, Inc. reviewed selected merger and acquisition transactions between companies which First Union Securities, Inc. believed to have similar characteristics to the search and reference properties. The transactions included:

ACQUIROR                               TARGET
--------                               ------
The Thomson Corporation                Primark Corporation
The Thomson Corporation                Information Services Division
                                         (The Dialog Corporation plc)
ChoicePoint, Inc.                      DBT Online, Inc.
Office.com, Inc.                       Individual.com, Inc.
Lycos, Inc.                            Gamesville.com
Lycos, Inc.                            Quote.com, Inc.
Bell & Howell Company                  Electric Library (Infonautics, Inc.)
Multex.com, Inc.                       Market Guide, Inc.

    First Union Securities, Inc. performed an analysis similar to that described for the comparable acquisitions analysis of the Sleuth properties in order to arrive at an implied valuation for the search and reference properties, but the values implied by the transactions multiples were greater than the maximum value defined by the bigchalk.com option. Therefore, the calculated equity value per Infonautics' common share for the search and reference properties was $1.51.

    None of the companies or transactions in the comparable acquisition analysis of the search and reference properties is identical to the search and reference properties or the proposed business combination. Accordingly, an analysis of the results of this analysis involves complex considerations of the companies involved and the transactions and other factors that could affect the acquisition value of the companies and the search and reference properties.

    BIGCHALK.COM EQUITY INTEREST--COMPARABLE COMPANIES ANALYSIS

    First Union Securities, Inc. compared the historical and projected financial performance of bigchalk.com to the corresponding performance of a group of publicly-traded e-learning companies that First Union Securities, Inc. deemed to be similar to bigchalk.com. The bigchalk.com comparable companies included:

Lightspan, Inc.                        Plato Learning, Inc.
Riverdeep Group, plc                   Smartforce, plc
ZapMe! Corporation

    To arrive at an implied valuation for bigchalk.com, First Union
Securities, Inc. calculated the enterprise value of the bigchalk.com comparable companies as a multiple of (i) last quarter annualized revenue, (ii) 2000 projected revenue and (iii) 2001 projected revenue. The resulting median multiples for the bigchalk.com comparable companies are shown below:

Enterprise value/last quarter annualized revenue............    5.9x
Enterprise value/2000 revenue...............................    3.8x
Enterprise value/2001 revenue...............................    2.8x

    These multiples were then applied to the corresponding financial metrics for bigchalk.com to arrive at an enterprise value. After adjusting this enterprise value for net debt, First Union Securities, Inc. applied a private company liquidity discount to the resulting equity value. First Union Securities, Inc. then multiplied this bigchalk.com equity value by 20%, representing Infonautics' fully-diluted equity interest in bigchalk.com, resulting in a value per Infonautics' common share of $2.27 to $2.99 with a median value per Infonautics' common share of $2.34.

    None of the selected companies is identical to bigchalk.com. Consequently, implied valuation based on the results of this analysis must entail consideration for the variances between the bigchalk.com comparable companies and bigchalk.com.

    BIGCHALK.COM EQUITY INTEREST--COMPARABLE ACQUISITIONS ANALYSIS

    Using publicly available information, First Union Securities, Inc. reviewed selected merger and acquisition transactions between companies which First Union Securities, Inc. believed to have similar characteristics to bigchalk.com. The comparable transactions included:

ACQUIROR                               TARGET
--------                               ------
Lightspan, Inc.                        Edutest, Inc.
Scholastic                             Grolier, Inc.
Thomson Corporation                    Wave Technologies International, Inc.
Thomson Corporation                    Sylvan Prometric (Sylvan Learning
                                         Systems, Inc.)
Bell & Howell Company                  Electric Library (Infonautics, Inc.)
Lightspan, Inc.                        Academic Systems Corporation

    To arrive at an implied valuation for bigchalk.com, First Union Securities, Inc. calculated the enterprise value of the consideration paid for companies involved in the comparable transactions as a multiple of (i) last twelve months revenue and (ii) last quarter annualized revenue. The resulting median multiples for the comparable transactions are shown below:

Enterprise value/last twelve months revenue.................    3.3x
Enterprise value/last quarter annualized revenue............    2.1x

    First Union Securities, Inc. also considered the value implied by the January 10, 2000 bigchalk.com financing, in which $53.2 million was raised at approximately $7.00 per bigchalk.com share, to arrive at an implied valuation of bigchalk.com. Upon comparison of the information obtained from the selected comparable transactions to that of the bigchalk.com financing, First Union Securities, Inc. concluded that the bigchalk.com financing provided a more representative estimation of the value of bigchalk.com. Multiplying Infonautics' bigchalk.com share holdings by $7.00, the bigchalk.com share price implied by the January 10, 2000 financing, resulted in a value per Infonautics' common share of $2.65.

    None of the companies or transactions in the comparable acquisition analysis of bigchalk.com is identical to bigchalk.com or the proposed business combination. Accordingly, an analysis of the results of this analysis involves complex considerations of the companies involved and the transactions and other factors that could affect the acquisition value of the companies and bigchalk.com.

    EBAY SHARE HOLDINGS VALUATION

    As of July 20, 2000, Infonautics owned 174,387 shares of eBay common stock (Nasdaq: EBAY). Based on a closing market price of $61.00 per eBay share on July 20, 2000, the value of Infonautics' eBay share holdings was $0.87 per Infonautics' common share.

    To arrive at an implied value per Infonautics' common share as a whole, First Union Securities, Inc. aggregated the median results of the valuation analyses for each of the four component pieces of the Infonautics business as shown below:

                                             COMPARABLE COMPANIES VALUE    COMPARABLE TRANSACTIONS VALUE
                                            PER INFONAUTICS COMMON SHARE   PER INFONAUTICS COMMON SHARE
                                            ----------------------------   -----------------------------
Sleuth Properties.........................              $0.77                          $1.52
Search & Reference Properties.............              $1.51                          $1.51
Bigchalk.com Equity Interest..............              $2.34                          $2.65
eBay share holdings.......................              $0.87                          $0.87
                                                        -----                          -----
Total Implied Value
per Infonautics' common share.............              $5.50                          $6.55
                                                        =====                          =====

IBS INTERACTIVE VALUATION ANALYSIS

    In the valuation analysis of IBS Interactive, First Union Securities, Inc. utilized several methodologies in arriving at an implied value for IBS Interactive, including:

    - Comparable companies analysis

    - Comparable acquisitions analysis

    COMPARABLE COMPANIES ANALYSIS

    Using publicly available information and information provided by IBS Interactive, First Union Securities, Inc. compared the historical and projected financial performance of IBS Interactive to the corresponding performance of a group of publicly-traded information technologies services companies that First Union Securities, Inc. deemed to be similar to IBS Interactive. The IBS Interactive comparable companies included:

Ciber, Inc.                            Integrated Information Systems, Inc.
Keane, Inc.                            Luminant Worldwide Corporation
Primix Solutions, Inc.                 Syntel, Inc.
Xpedior, Inc.

    To arrive at an implied valuation for IBS Interactive, First Union Securities, Inc. calculated the enterprise value of the IBS Interactive comparable companies as a multiple of (i) 2000 projected revenue, (ii) 2001 projected revenue and (iii) billable employees. The resulting median multiples for the IBS Interactive comparable companies are shown below:

Enterprise value/2000 revenue...............................      1.7x
Enterprise value/2001 revenue...............................      1.1x
Enterprise value/billable employees.........................  292,230x

    These multiples were then applied to the corresponding financial metrics for IBS Interactive to arrive at an enterprise value for IBS Interactive. After adjusting this enterprise value for net debt, First Union Securities, Inc. applied a discount to the resulting equity value, given the size and relative operating performance of IBS Interactive compared to the IBS Interactive comparable companies, resulting in an equity value per IBS Interactive share of $4.62 to $6.08 with a median value per share of $4.75.

    None of the selected companies is identical to IBS Interactive. Accordingly, an analysis of the results of this comparable companies analysis involves complex considerations of the selected companies and other factors that could affect the public trading value of IBS Interactive and the selected companies.

    COMPARABLE ACQUISITION ANALYSIS

    Using publicly available information, First Union Securities, Inc. reviewed selected merger and acquisition transactions between companies which First Union Securities, Inc. believed to have similar characteristics to IBS Interactive. The comparable transactions included:

ACQUIROR                               TARGET
--------                               ------
IBS Interactive, Inc.                  digital fusion, inc.
Ciber, Inc.                            Waterstone Consulting
Ciber, Inc                             The Isadore Group
iXL Enterprises, Inc.                  Tessera Enterprise Systems
Syntel, Inc.                           Metier, Inc.
digital fusion, inc.                   Consulting and Education Division
                                         (PowerCerv Corporation)

    To arrive at an implied valuation for IBS Interactive, First Union Securities, Inc. calculated the enterprise value of the consideration paid for the companies involved in the selected comparable transactions as a multiple of
(i) last twelve months revenue, (ii) last quarter annualized revenue and
(iii) billable employees. The resulting median multiples for the comparable transactions are shown below:

Enterprise value/last twelve months revenue.................      2.3x
Enterprise value/last quarter annualized revenue............      1.7x
Enterprise value/billable employees.........................  392,330x

    These multiples were then applied to the corresponding financial metrics for IBS Interactive to arrive at an enterprise value. This enterprise value was then adjusted for net debt, resulting in an equity value per IBS Interactive share of $5.18 to $10.29 with a median value per share of $8.10.

    None of the companies or transactions in the comparable acquisition analysis is identical to IBS Interactive or the proposed business combination. Accordingly, an analysis of the results of this analysis involves complex considerations of the companies involved and the transactions and other factors that could affect the acquisition value of the companies and IBS Interactive.

EXCHANGE RATIO COMPARISON

    Finally, First Union Securities, Inc. compared the exchange ratios implied by the median of the Infonautics and IBS Interactive valuation analyses and the closing stock prices of Infonautics and IBS Interactive as of July 20, 2000 to the 1.00x exchange ratio contemplated in the business combination, as shown below:

Infonautics comparable companies implied valuation..........   $5.50
IBS interactive comparable companies implied valuation......   $4.75
Implied exchange ratio......................................    1.16x

Infonautics comparable transactions analysis................   $6.55
IBS interactive comparable transactions analysis............   $8.10
Implied exchange ratio......................................    0.81x

Infonautics stock price as of 7/20/00.......................   $3.75
IBS Interactive stock price as of 7/20/00...................   $7.13
Implied exchange ratio......................................    0.53x

    First Union Securities, Inc. observed that the 1.00x exchange ratio contemplated in the business combination is a premium to the exchange ratios implied by the comparable acquisitions analysis and company stock prices, and a discount to the exchange ratio implied by the comparable companies analysis.

    While the foregoing summary describes the analyses and examinations that First Union Securities, Inc. deemed material in arriving at its opinion, it does not purport to be a comprehensive description of all analyses and examinations actually conducted by First Union. Securities, Inc. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description, and selecting portions of the analyses and of the factors considered by First Union Securities, Inc., without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in the presentation of First Union Securities, Inc. to the Infonautics' board of directors on July 22, 2000. In addition, First Union Securities, Inc. may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be First Union Securities, Inc.'s view of the actual value of Infonautics and IBS Interactive. To the contrary, First Union Securities, Inc. expressed no opinion on the actual value of Infonautics and IBS Interactive, and its opinion that is addressed to the Infonautics' board of directors extends only to the belief expressed by First Union Securities, Inc. that from a financial point of view the exchange ratio contemplated in the business combination is within the range of exchange ratios that might fairly be ascribed to Infonautics and IBS Interactive from both a relative contribution and relative valuation perspective.

    In performing its analyses, First Union Securities, Inc. made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Infonautics and IBS Interactive. The analyses performed by First Union Securities, Inc. are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of First Union Securities, Inc.'s analysis for the Infonautics board of directors of the fairness of the exchange ratio to the holders of Infonautics common stock from a financial point of view, and were provided solely to the Infonautics board of directors in connection with its consideration of the business combination. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. First Union Securities, Inc. used in its analyses various projections of future performance prepared by the management of Infonautics and IBS Interactive. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain or accurate as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

    As described above, the opinion of First Union Securities, Inc. and the presentation to the Infonautics board of directors summarized above were among the many factors taken into consideration by the Infonautics board of directors in making its determination to approve, and to recommend that the Infonautics shareholders approve, the business combination. First Union Securities, Inc. does not, however, make any recommendation to Infonautics shareholders (or to any other person or entity) as to whether such shareholders should vote for or against the business combination.

    Infonautics has agreed to pay First Union Securities, Inc. a customary fee for providing financial advisory services and a financial fairness opinion in connection with the business combination. In addition, Infonautics has agreed to reimburse First Union Securities, Inc. for its reasonable out-of-pocket expenses and to indemnify First Union Securities, Inc., its affiliates and other respective directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of First Union Securities, Inc.'s engagement. First

Union Securities, Inc. and its affiliates may maintain business relationships with Infonautics, IBS Interactive or First Avenue and their respective affiliates. In the ordinary course of business, First Union Securities, Inc. or its affiliates may actively trade the debt and equity securities of Infonautics and IBS Interactive and their respective affiliates for its or any of First Union Securities, Inc.'s affiliate's own account or for the account of customers and, accordingly, may hold a long or short position is such securities.

INTERESTS OF CERTAIN IBS INTERACTIVE DIRECTORS AND EXECUTIVE OFFICERS IN THE
  BUSINESS COMBINATION

    In considering the recommendation of the IBS Interactive's board of directors to vote for the proposal to adopt the reorganization agreement, IBS Interactive stockholders should be aware that members of IBS Interactive's board of directors and management team have agreements and arrangements providing them with interests in the business combination that differ from or are in addition to those of IBS Interactive stockholders. The IBS Interactive board of directors was aware of these agreements and arrangements during its deliberations of the merits of the business combination, and in determining to recommend to the IBS Interactive stockholders that they vote for the proposal to adopt the reorganization agreement.

    GOVERNANCE STRUCTURE AND MANAGEMENT POSITIONS. Upon completion of the business combination:

    - Nicholas Loglisci, Roy E. Crippen, III and Ahmad Al-Khaled, who are currently members of the IBS Interactive board of directors have been designated by IBS Interactive to serve as members of the Digital Fusion board of directors.

    - Nicholas Loglisci, Chairman, Chief Executive Officer and President of IBS Interactive, will serve as President of Digital Fusion.

    - Roy E. Crippen, III, Chief Operating Officer of IBS Interactive, will serve as President, Digital Fusion Services.

    - Howard B. Johnson, Chief Financial Officer of IBS Interactive, will serve as Chief Financial Officer of Digital Fusion.

    IBS INTERACTIVE STOCK OPTIONS. At the completion of the business combination, all then issued and outstanding IBS Interactive stock options, except for options to purchase 290,000 shares granted under IBS Interactive's 2000 Stock Option Plan, will immediately vest and become exercisable. As a result of these accelerations, at the completion of the business combination, options to purchase an aggregate of 382,333 shares, with an average weighted exercise price of $14.50, held by IBS Interactive directors and officers will vest and become exercisable.

    Pursuant to the terms of the reorganization agreement, each IBS Interactive stock option outstanding immediately prior to the completion of the business combination will be converted, upon completion of the business combination, into an option to acquire, at the same exercise price and on the same terms and conditions, the number of shares of Digital Fusion common stock that is equal to the number of shares of IBS Interactive common stock that could have been acquired upon exercise of the option immediately before completion of the business combination.

    INDEMNIFICATION AND INSURANCE. The reorganization agreement provides that, for a period of six years following completion of the business combination and for so long as any claims asserted during that period are not resolved, Digital Fusion will:

    - maintain in effect any exculpatory or indemnification provisions existing as of July 30, 2000 in IBS Interactive's certificate of incorporation, by-laws or indemnification and employment agreements with any directors or officers of IBS Interactive and its subsidiaries;

    - honor and fulfill all such exculpatory or indemnification provisions;

    - indemnify and hold harmless all persons who served as directors and officers of IBS Interactive and its subsidiaries at any time prior to the completion of the business combination to the fullest extent permitted by law, in each case for acts or omissions occurring in connection with the reorganization agreement and the transactions contemplated by the reorganization agreement; and

    - provide for each person who served as a director or officer of IBS Interactive at any time prior to completion of the business combination directors' and officers' liability insurance having at least the same coverage and amounts as the liability insurance in effect immediately before the completion of the business combination or, if existing insurance expires or is terminated or canceled by the insurance company, to use its reasonable best efforts to obtain comparable insurance on a commercially reasonable basis.

INTERESTS OF CERTAIN INFONAUTICS DIRECTORS AND EXECUTIVE OFFICERS IN THE
  BUSINESS COMBINATION

    In considering the recommendation of the board of Infonautics to vote for the proposal to adopt the reorganization agreement, Infonautics shareholders should be aware that members of the Infonautics board and members of Infonautics' management team have agreements or arrangements that provide them with interests in the business combination that differ from or are in addition to those of Infonautics shareholders. The Infonautics board was aware of these agreements and arrangements during its deliberations of the merits of the combination and in determining to recommend to the shareholders of Infonautics that they vote for the proposal to adopt the reorganization agreement.

    GOVERNANCE STRUCTURE AND MANAGEMENT POSITIONS. On completion of the business combination:

    - David Van Riper Morris and Lloyd N. Morrisett, who are currently members of the board of Infonautics, have been, and another person will be, designated by Infonautics to serve as members of the board of directors of Digital Fusion.

    - David Van Riper Morris, President and Chief Executive Officer of Infonautics, will serve as Chief Operating Officer of Digital Fusion.

    - Gerard J. Lewis, Jr., Vice President and General Counsel of Infonautics, will serve as General Counsel of Digital Fusion.

    INFONAUTICS EMPLOYEE STOCK OPTIONS. At the closing of the business combination, all then outstanding and unvested Infonautics stock options will immediately vest and become exercisable. All of the 1,087,230 options to purchase shares of Infonautics common stock held by directors and executive officers of Infonautics are currently vested. Thus, at the closing of the business combination no additional shares of Infonautics common stock held by that group will vest and become exercisable.

    Pursuant to the terms of the reorganization agreement, each Infonautics employee stock option outstanding immediately prior to the completion of the business combination will be converted, upon completion of the business combination, into an option to acquire, at the same exercise price and on the same terms and conditions, the same number of shares of Digital Fusion common stock as the number of shares of Infonautics common stock that could have been acquired upon exercise of the option immediately before completion of the business combination.

    INDEMNIFICATION AND INSURANCE. The reorganization agreement provides that, for a period of six years following completion of the business combination and for so long as any claims asserted during that period are not resolved, Digital Fusion will:

    - maintain in effect any exculpatory or indemnification provisions existing as of July 30, 2000 in Infonautics' articles of incorporation, by-laws or indemnification and employment agreements with any directors or officers of Infonautics and its subsidiaries;

    - honor and fulfill all such exculpatory or indemnification provisions;

    - indemnify and hold harmless all persons who served as directors and officers of Infonautics and its subsidiaries at any time prior to the completion of the business combination to the fullest extent permitted by law, in each case for acts or omissions occurring in connection with the reorganization agreement and the transactions contemplated by the reorganization agreement; and

    - provide for each person who served as a director or officer of Infonautics at any time prior to completion of the business combination directors' and officers' liability insurance having at least the same coverage and amounts as the liability insurance in effect immediately before the completion of the business combination or, if existing insurance expires or is terminated or canceled by the insurance company, to use its reasonable best efforts to obtain comparable insurance on a commercially reasonable basis.

COMPLETION AND EFFECTIVENESS OF THE BUSINESS COMBINATION

    The business combination will be completed when all of the conditions to completion are satisfied or, if waiver is permitted, waived, including the adoption of the reorganization agreement by the IBS Interactive stockholders and Infonautics shareholders. The business combination will become effective upon the filing of certificates of merger with the Secretary of State of the State of Delaware with respect to the IBS Interactive merger and the First Avenue merger and articles of merger with the Secretary of State of the Commonwealth of Pennsylvania with respect to the Infonautics merger.

    We are working toward completing the business combination as quickly as possible. We expect to complete the business combination during the fourth quarter of 2000.

STRUCTURE OF THE BUSINESS COMBINATION AND CONVERSION OF IBS INTERACTIVE,
  INFONAUTICS AND FIRST AVENUE STOCK

    STRUCTURE. To accomplish the business combination, IBS Interactive and Infonautics jointly formed a new company, Digital Fusion, with three subsidiaries, IBS Interactive Merger Sub, Infonautics Merger Sub and First Avenue Merger Sub. At the time the business combination is completed:

    - in the IBS Interactive merger, IBS Interactive Merger Sub will be merged into IBS Interactive, and IBS Interactive will be the surviving corporation;

    - in the Infonautics merger, Infonautics Merger Sub will be merged into Infonautics, and Infonautics will be the surviving corporation; and

    - in the First Avenue merger, First Avenue Merger Sub will be merged into First Avenue, and First Avenue will be the surviving corporation.

    As a result, IBS Interactive, Infonautics and First Avenue will each become a wholly owned subsidiary of Digital Fusion.

    CONVERSION OF IBS INTERACTIVE, INFONAUTICS AND FIRST AVENUE STOCK. When the business combination is completed:

    - IBS Interactive common stockholders will receive one share of Digital Fusion common stock for each IBS Interactive share they own;

    - Infonautics' common shareholders will receive one share of Digital Fusion common stock for each Infonautics share they own;

    - First Avenue common stockholders will receive 1.514538 shares of Digital Fusion common stock for each First Avenue common share they own; and

    - First Avenue preferred stockholders will receive 1.514538 shares of Digital Fusion series A convertible preferred stock for each First Avenue preferred share they own.

    The number of shares of Digital Fusion stock issuable in the business combination will be proportionately adjusted, as appropriate, for any stock split, stock dividend or similar event with respect to the IBS Interactive common stock, Infonautics common stock or First Avenue capital stock effected between the date of the reorganization agreement and the date of completion of the business combination.

EXCHANGE OF STOCK CERTIFICATES FOR DIGITAL FUSION STOCK CERTIFICATES

    When the business combination is completed, the exchange agent will mail to you a letter of transmittal and instructions for use in surrendering your IBS Interactive or Infonautics stock certificates in exchange for Digital Fusion stock certificates. When you deliver your stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your stock certificates will be canceled and you will receive a stock certificate representing the number of full shares of Digital Fusion stock to which you are entitled under the reorganization agreement.

    You should not submit your IBS Interactive or Infonautics stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

    You are not entitled to receive any dividends or other distributions on Digital Fusion common stock until the business combination is completed and you have surrendered your IBS Interactive or Infonautics stock certificates in exchange for Digital Fusion stock certificates.

    If there is any dividend or other distribution on Digital Fusion stock with a record date after the date on which the business combination is completed and a payment date prior to the date you surrender your IBS Interactive or Infonautics stock certificates in exchange for Digital Fusion stock certificates, you will receive the dividend or distribution with respect to the whole shares of Digital Fusion stock issued to you promptly after they are issued. If there is any dividend or other distribution on Digital Fusion stock with a record date after the date on which the business combination is completed and a payment date after the date you surrender your IBS Interactive or Infonautics stock certificates in exchange for Digital Fusion stock certificates, you will receive the dividend or distribution with respect to the whole shares of Digital Fusion stock issued to you promptly after the payment date.

    Digital Fusion will only issue a Digital Fusion stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered IBS Interactive or Infonautics stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

TREATMENT OF IBS INTERACTIVE AND INFONAUTICS STOCK OPTIONS AND OTHER STOCK
  RIGHTS

    When the business combination is completed, each outstanding IBS Interactive stock option and each outstanding Infonautics employee stock option will be converted into an option to purchase the same number of shares of Digital Fusion common stock at the same exercise price per share as the IBS Interactive common stock or Infonautics common stock subject to the option before the conversion. Similarly, when the business combination is completed, each outstanding warrant or other right to purchase IBS Interactive common stock or Infonautics common stock will be converted into a warrant or other right to purchase the same number of shares of Digital Fusion common stock at the same exercise price per share as the IBS Interactive or Infonautics common stock subject to the warrant or other right to purchase before the conversion. As a result of the completion of the business combination, all outstanding IBS Interactive and Infonautics employee stock options, except for options to purchase 290,000 shares granted under IBS Interactive's 2000 Stock Option Plan, will vest and become immediately exercisable. Furthermore, simultaneously with the completion of the business combination, the exercise price of warrants to purchase an aggregate of 150,000 shares of IBS Interactive common stock will be reduced from prices ranging from $10.50 to $12.50 per share to an exercise price of $6.93 per share pursuant to anti-dilution provisions of these warrants.

    The other terms of each IBS Interactive and Infonautics option, warrant or other right to purchase stock will continue to apply.

    As promptly as practicable after completion of the business combination, Digital Fusion will file a registration statement covering the issuance of the shares of Digital Fusion common stock subject to each IBS Interactive and Infonautics employee option and will use reasonable efforts to maintain the effectiveness of that registration statement for as long as any of the options remains outstanding.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS
  COMBINATION

    The following is a discussion of the material United States federal income tax consequences of the IBS Interactive merger and the Infonautics merger pursuant to the business combination. It is not a complete analysis or listing of all potential tax effects of the business combination. This discussion does not address all tax consequences that may be relevant to particular IBS Interactive stockholders or Infonautics shareholders in light of their personal circumstances or who are subject to special treatment under certain United States federal income tax laws, such as insurance companies, financial institutions, mutual funds, dealers in securities, tax-exempt organizations, non-United States persons, persons who do not hold shares of IBS Interactive or Infonautics common stock as capital assets, persons who hold shares of IBS Interactive or Infonautics common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction, and individuals who received shares of IBS Interactive or Infonautics common stock pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not address tax consequences of the business combination, if any, under applicable foreign, state, local and other tax laws, nor does it address the tax consequences to holders of IBS Interactive or Infonautics options or warrants. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations thereunder and Internal Revenue Service and judicial decisions in effect as of the date of this joint proxy statement/prospectus. All of the foregoing are subject to change or to differing interpretation, and any such change or interpretation could apply retroactively and could affect the continuing validity of this discussion. The discussion also is based upon certain factual representations made by IBS Interactive, Infonautics, First Avenue and Digital Fusion in the reorganization agreement and related documents and in certificates to be executed in connection with the opinions of counsel referred to below, and upon the assumption that the business combination will be consummated in accordance with the terms of the reorganization agreement. Neither IBS Interactive nor Infonautics will seek rulings from the IRS concerning the tax consequences of the business combination.

    Each IBS Interactive stockholder and Infonautics shareholder is urged to consult such holder's own tax advisor as to the specific tax consequences of the business combination to that holder, including the application of foreign, state, local and other tax laws.

    THE IBS INTERACTIVE MERGER

    It is a condition to completion of the business combination that IBS Interactive receive an opinion of its counsel, Kelley Drye & Warren LLP, that the IBS Interactive merger will be treated for United States federal income tax purposes as a "reorganization" within the meaning of Internal Revenue Code section 368 and/or an "exchange" within the meaning of Internal Revenue Code section 351. As of the date of this proxy statement/prospectus IBS Interactive expects to receive an opinion of such counsel that the IBS Interactive merger will qualify as a reorganization within the meaning of Internal Revenue Code section 368. As a result of such qualification:

    - IBS Interactive will not recognize gain or loss as a result of the IBS Interactive merger;

    - IBS Interactive stockholders will not recognize gain or loss on the exchange of their shares of IBS Interactive common stock for shares of Digital Fusion common stock;

    - The aggregate tax basis of the Digital Fusion common stock received by an IBS Interactive stockholder (including any fractional share of Digital Fusion common stock for which cash is received) will equal the aggregate adjusted tax basis of the IBS Interactive common stock exchanged therefor;

    - The holding period of the Digital Fusion common stock received by an IBS Interactive stockholder will include the holding period of the IBS Interactive common stock exchanged therefor; and

    - An IBS Interactive stockholder who receives cash in lieu of a fractional share of Digital Fusion common stock will recognize gain or loss equal to the difference between the amount of cash received and such stockholder's tax basis in the fractional share.

    The Kelley Drye & Warren LLP tax opinion may also conclude that the IBS Interactive merger will qualify as an exchange under Internal Revenue Code section 351 if, based on the facts existing at closing of the business combination, less than 80% of the value of Digital Fusion's assets is attributable to investment assets described in Internal Revenue Code section 351(e) and the Treasury regulations thereunder. The tax consequences to IBS Interactive and its stockholders resulting from the IBS Interactive merger qualifying as a reorganization under Internal Revenue Code section 368, as discussed above, will apply whether or not the IBS Interactive merger also qualifies as an exchange under Internal Revenue Code section 351.

    In giving its opinion, Kelley Drye & Warren LLP will receive and rely upon representations contained in certificates of IBS Interactive, Digital Fusion and others. An opinion of counsel is not binding on the IRS. The IRS may challenge the conclusions in such opinion, and such challenge, if made, may be upheld in court.

    THE INFONAUTICS MERGER

    As a condition to the consummation of the acquisition, and based on the assumptions discussed above and upon the representations of Infonautics and IBS Interactive and others, Infonautics must receive an opinion of tax counsel to the effect that the Infonautics merger will qualify as a tax-free exchange within the meaning of Section 351 of the Internal Revenue Code or reorganization with the meaning of Section 368(a) of the Internal Revenue Code, or both, for United States federal income tax purposes. Infonautics will not know until the closing of the business combination whether the Infonautics merger will qualify as a tax-free exchange or reorganization, or both. As a result, Infonautics shareholders will not know the tax consequences to them of the business combination at the time they vote on it. However, if Infonautics is unable to obtain the tax opinion described above, Infonautics will not waive the condition that it receive this opinion unless it resolicits the votes of its shareholders to approve the business combination.

    One of the requirements for a tax-free exchange under Section 351 of the Internal Revenue Code is that Digital Fusion not be an investment company within the meaning of Section 351(e)(1). The Infonautics merger would be considered to be a transfer to an investment company if after the business combination is completed, more than 80% of the value of Digital Fusion's assets consists of cash, stock or other equity interests in corporations, debt instruments, and certain other investment type assets. On the other hand, Digital Fusion will not be an investment company so long as immediately after the business combination not more than 80% of the value of its assets (treating Digital Fusion as owning a ratable portion of the assets, rather than the stock of 50% or more (by vote or value) subsidiary corporations) consists of such investment assets. The determination of whether Digital Fusion is an investment company cannot be made until closing because the value of assets that could cause it to be an investment company (such as cash, stock in less than 50% owned companies and debt instruments) will fluctuate. However, Infonautics expects and intends that the requirements of Section 351 will be met as of the closing.

    One of the requirements for a tax-free reorganization under Section 368(a) of the Internal Revenue Code is that there is continuity of Infonautics' historic business enterprise under the modified corporate structure resulting from the business combination. This means that in order for the Infonautics merger to qualify for tax-free treatment under Section 368(a), Infonautics' historic business must be continued by the combined entities. The December 1999 sale of assets to bigchalk.com and the option held by bigchalk.com to acquire the remaining portion of Infonautics' business may prevent Infonautics from satisfying this continuity requirement. If Infonautics is unable to reacquire the option currently held by bigchalk.com to buy the search and reference properties, Infonautics would have to establish that the value of the Sleuth properties alone on Infonautics' balance sheet at the time of the bigchalk.com sale constituted at least one-third of Infonautics' total assets, including the bigchalk.com stock, the eBay stock, the search and reference properties and Sleuth.

    If the Infonautics merger does not qualify as a tax-free exchange under
Section 351 of the Internal Revenue Code or a reorganization under
Section 368(a) of the Internal Revenue Code, the Infonautics merger will be treated as a sale of Infonautics shares fully taxable to the Infonautics shareholders. In this case, each Infonautics shareholder would recognize gain or loss equal to the difference between the amount of cash plus the fair market value of Digital Fusion common stock received, and the shareholder's adjusted tax basis in the Infonautics shares surrendered in the exchange. Infonautics would recognize no gain or loss on the exchange.

    If the Infonautics merger qualifies as a tax-free exchange under
Section 351 of the Internal Revenue Code or a reorganization under
Section 368(a) of the Internal Revenue Code, the aggregate tax basis of the Digital Fusion common stock received by an Infonautics shareholder, including any fractional share deemed received, will be equal to the tax basis of the Infonautics common stock exchanged therefor. The holding period of the Digital Fusion common stock will include the holding period of the Infonautics common stock exchanged therefor.

    An Infonautics shareholder who receives cash in lieu of a fractional share of Digital Fusion common stock will be treated as having received this fractional share as a part of the exchange and having it redeemed by Digital Fusion for cash. Therefore, such Infonautics shareholder will recognize gain or loss equal to the difference, if any, between the amount of cash so received and the tax basis of the Digital Fusion common stock allocable to the fractional share.

    It is a condition to the consummation of the acquisition that, based on the assumptions discussed above and upon the representations of Infonautics, IBS Interactive and others, Morgan, Lewis & Bockius LLP, tax counsel to Infonautics, give an opinion that, for United States federal income tax purposes, the Infonautics merger will constitute a transfer of property to Digital Fusion by holders of Infonautics stock governed by Section 351 of the Internal Revenue Code, and/or a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, none of Infonautics, Digital Fusion or the merger subsidiary will recognize gain or loss for United States federal income tax purposes as a result of the Infonautics merger and Infonautics shareholders will not recognize gain or loss for United States federal income tax purposes on the receipt pursuant to the Infonautics merger of the Digital Fusion common stock in exchange for Infonautics common stock except to the extent they receive cash in lieu of fractional shares of Digital Fusion common stock. An opinion of counsel is not binding on the IRS. The IRS may take a position contrary to one or more positions reflected in such opinion, and the courts may not uphold such opinion if challenged by the IRS.

    Infonautics expects to receive an opinion of tax counsel, as set forth above, at closing. If Infonautics is unable to obtain its opinion of tax counsel, as set forth above, Infonautics is permitted, under the reorganization agreement, to waive the receipt of such opinion as a condition to its obligation to consummate the business combination. As of the date of this joint proxy statement/ prospectus, Infonautics does not intend to waive the condition as to the receipt of an opinion of tax counsel as set forth herein and does not anticipate that the material income tax consequences of the Infonautics merger will be materially different than those described above. If Infonautics is unable to obtain tax opinions as set forth above, and Infonautics were to determine to waive such condition to the consummation of the business combination, Infonautics will resolicit the votes of its shareholders to approve the business combination.

    Copies of the Kelley Drye & Warren LLP and Morgan Lewis & Bockius LLP tax opinions are attached as exhibits 8.1 and 8.2 to the registration statement of which this joint proxy statement/ prospectus is a part. Any change in currently applicable law, which may or may not be retroactive, or failure of any factual representations or assumptions to be true, correct and complete in all material respects, could affect the continuing validity of the Kelley Drye tax opinion and the Morgan Lewis tax opinion.

    APPRAISAL RIGHTS. A holder of IBS Interactive common stock or Infonautics common stock who exercises appraisal rights generally will recognize taxable gain or loss based upon the difference between the amount of cash received by such holder and the holder's tax basis in the shares of common stock exchanged.

    REPORTING REQUIREMENTS. A holder of IBS Interactive common stock or Infonautics common stock receiving Digital Fusion common stock as a result of the business combination may be required to retain records related to such holder's IBS Interactive common stock or Infonautics common stock, as the case may be, and file with its federal income tax return, a statement setting forth facts relating to the business combination.

ACCOUNTING TREATMENT OF THE BUSINESS COMBINATION

    The business combination will be treated as a purchase by Infonautics of IBS Interactive and First Avenue in accordance with Accounting Principles Board Opinion No. 16. The fair value of the consideration given by the accounting acquirer in the business combination will be used as the valuation basis of the acquiree. The assets and liabilities of IBS Interactive and First Avenue will be recorded at their fair values as of the completion of the business combination. The assets and liabilities of Infonautics will remain at their historical carrying amount. The financial statements of Digital Fusion will reflect the combined operations of Infonautics and IBS Interactive from the closing date.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF IBS INTERACTIVE AND INFONAUTICS
  AND BY STOCKHOLDERS OF FIRST AVENUE; REGISTRATION RIGHTS

    The shares of Digital Fusion common stock to be issued upon conversion of shares of IBS Interactive and Infonautics in connection with the business combination will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of Digital Fusion common stock issued to any person who is deemed to be an "affiliate" of either IBS Interactive or Infonautics at the time of the special meetings. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either IBS Interactive or Infonautics and may include executive officers and directors, as well as significant stockholders. Affiliates may not sell their shares of Digital Fusion common stock acquired in connection with the business combination except pursuant to:

    - an effective registration statement under the Securities Act covering the resale of those shares;

    - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

    - any other applicable exemption under the Securities Act.

    Digital Fusion's registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Digital Fusion common stock to be received by IBS Interactive or Infonautics affiliates in the business combination.

    The shares of Digital Fusion common stock and series A preferred stock to be issued to stockholders of First Avenue in the First Avenue merger will be issued in a private placement and will not be registered under the Securities Act. These shares may not be sold by former First Avenue stockholders except pursuant to an effective registration statement under the Securities Act covering the resale of those shares or pursuant to an applicable exemption from registration.

    Digital Fusion has entered into a registration rights agreement with First Avenue pursuant to which the holders of at least 25% of the shares of Digital Fusion common stock issued or issuable on conversion of Digital Fusion series A preferred stock as of the date of original issuance of the preferred stock have the following registration rights:

    - two demand registration rights that the holders may exercise no earlier than 180 days following completion of the business combination which require Digital Fusion to register sales of a holder's shares of common stock; and

    - an unlimited number of piggyback registration rights that require Digital Fusion to register sales of a holder's shares when Digital Fusion undertakes a public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register.

    Digital Fusion must bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate with respect to a holder's shares when such shares have been sold pursuant to a registration statement or an exemption from registration or are eligible to be sold without registration pursuant to Rule 144(k) under the Securities Act which permits the sale without restriction of shares that have been held by non-affiliates of Digital Fusion for more than two years.

NASDAQ LISTING OF DIGITAL FUSION COMMON STOCK TO BE ISSUED IN THE BUSINESS
  COMBINATION

    Digital Fusion, IBS Interactive and Infonautics will use their reasonable best efforts to cause the shares of Digital Fusion common stock to be issued in connection with the business combination to be approved for listing on the Nasdaq SmallCap Market, subject to official notice of issuance, before the completion of the business combination.

APPRAISAL RIGHTS

    IBS INTERACTIVE STOCKHOLDERS.  The following summary of the provisions of
Section 262 of the Delaware General Corporation Law is not intended to be a complete statement of the provisions and is qualified in its entirety by reference to the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this joint proxy statement/prospectus as Annex 10 and is incorporated into this summary by reference.

    Under Delaware law, holders of IBS Interactive common stock are entitled to certain appraisal rights. If the IBS Interactive merger is completed, each holder of IBS Interactive common stock who (1) files written notice with IBS Interactive of an intention to exercise rights to appraisal of his or her shares prior to the IBS Interactive special meeting, (2) does not vote in favor of the IBS Interactive merger and (3) follows the procedures set forth in Section 262, will be entitled to be paid the fair value in cash of the shares of IBS Interactive common stock by the surviving corporation in the IBS Interactive merger. The fair value of shares of IBS Interactive common stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the IBS Interactive merger. The shares of IBS Interactive common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this joint proxy statement/prospectus as the "IBS Interactive dissenting shares."

    Within ten days after the effective date of the merger, IBS Interactive, as the surviving corporation in the IBS Interactive merger, must mail a notice to all stockholders who have complied with (1) and (2) above notifying such stockholders of the effective date of the IBS Interactive merger. Within
120 days after the effective date, holders of IBS Interactive common stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal. Within 120 days of the effective date, the holders of IBS Interactive dissenting shares may also, upon written request, receive from IBS Interactive a statement setting forth the aggregate number of shares with respect to which demands for appraisals have been received.

    Appraisal rights are available only to the record holder of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

    A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

    If any holder of IBS Interactive common stock who demands appraisal of his or her shares under Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal, his or her shares will be converted into a right to receive a number of shares of Digital Fusion common stock in accordance with the terms of the reorganization agreement. IBS Interactive dissenting shares lose their status as dissenting shares if:

    - the IBS Interactive merger is abandoned;

    - the dissenting stockholder fails to make a timely written demand for appraisal;

    - the IBS Interactive dissenting shares are voted in favor of the IBS Interactive merger;

    - neither IBS Interactive nor the stockholder files a complaint or intervenes in a pending action within 120 days after the effective date of the IBS Interactive merger; or

    - the stockholder delivers to IBS Interactive, as the surviving corporation, within 60 days of the effective date of the IBS Interactive merger, or thereafter with IBS Interactive's approval, a written withdrawal of the stockholder's demand for appraisal of the IBS Interactive dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court.

    Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event an IBS Interactive stockholder will be entitled to receive the consideration with respect to the holder's dissenting shares in accordance with the reorganization agreement. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, IBS Interactive stockholders who are considering objecting to the IBS Interactive merger should consult their own legal advisors.

    INFONAUTICS. If the business combination is completed, Infonautics shareholders who fully comply with the statutory procedures for exercising appraisal rights set forth in the Pennsylvania Business Corporation Law will be entitled to receive cash for the fair value of their capital stock as determined pursuant to the procedures prescribed by the Pennsylvania Business Corporation Law. Merely voting against the reorganization agreement will not perfect an Infonautics shareholder's appraisal rights. Infonautics shareholders are urged to review carefully the dissenting shareholders' rights provisions of the Pennsylvania Business Corporation Law, which are found in Sections 1571 through 1580, or Subchapter D, and Section 1930 of the Pennsylvania Business Corporation Law. A copy of these sections is attached to this joint proxy statement/prospectus as Annex 11. Infonautics shareholders who fail to comply strictly with the applicable procedures will forfeit their appraisal rights in connection with the business combination.

    Pennsylvania law entitles any holder of record of capital stock who objects to the business combination, in lieu of receiving the consideration for such capital stock provided under the reorganization agreement to demand in writing that he or she be paid in cash the fair value of his or her capital stock.
Section 1572 of the Pennsylvania Business Corporation Law defines "fair value" as: "The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action."

    Any Infonautics shareholder contemplating making demand for fair value is urged to review carefully the provisions of Subchapter D, particularly the procedural steps required to perfect his or her appraisal rights thereunder. Appraisal rights will be lost if the procedural requirements of Subchapter D are not fully and precisely satisfied. The following summary does not purport to be a complete statement of the provisions of Subchapter D and is qualified in its entirety by reference to Annex 11.

    FILING NOTICE OF INTENTION TO DEMAND FAIR VALUE. If you are an Infonautics shareholder and you wish to exercise your appraisal right or to preserve the right to do so, then before the vote of the Infonautics shareholders is taken on the business combination, you must deliver to Infonautics a written notice of intention to demand that you be paid the fair value of your capital stock if the business combination is effected. Such written notice must be sent to Gerard J. Lewis, Jr., the Secretary of Infonautics, at Infonautics, Inc., 590 North Gulph Road, King of Prussia, PA 19406. A vote against the business combination is not sufficient to satisfy the requirement of delivering a written notice to Infonautics. In addition, you must continuously hold your capital stock from the date of filing the notice with Infonautics through the consummation of the business combination, and you must not vote your capital stock in favor of the business combination. Your failure to comply with any of the foregoing will result in the forfeiture of any right to payment of fair value for your capital stock. Once the demand has been properly made, the determination of "fair value" will be made pursuant to the provisions of Pennsylvania law, including an ultimate court determination if applicable.

    NOTICE TO DEMAND PAYMENT. If the business combination is approved by the Infonautics shareholders and Infonautics proceeds with the combination, the surviving corporation in the Infonautics merger will mail you a further notice if you gave due notice of your intention to exercise your statutory appraisal right and you refrained from voting in favor of the business combination. This notice will provide you with certain instructions for demanding payment and will notify you of a date by which such right must be exercised.

    RECORD OWNERS AND BENEFICIAL OWNERS. If you are a record holder of capital stock held in whole or in part for the benefit of another person, you may assert appraisal rights as to less than all of the capital stock registered in your name only if you dissent with respect to all the capital stock beneficially owned by such person and disclose the name and address of the person or persons on whose behalf you dissent. If you are a beneficial owner of capital stock and are not the record holder, you may assert appraisal rights with respect to capital stock held on your behalf if you submit to Infonautics the written consent of the record holder not later than the time of assertion of appraisal rights. If you are a beneficial owner, you may not dissent with respect to less than all of your capital stock, whether or not such capital stock is registered in your name.

LISTING OF DIGITAL FUSION COMMON STOCK AND DELISTING AND DEREGISTRATION OF IBS
  INTERACTIVE AND INFONAUTICS COMMON STOCK AFTER THE BUSINESS COMBINATION

    Digital Fusion intends to apply to list the Digital Fusion common stock on
the Nasdaq SmallCap or National Market under the symbol "    ", and it is a
condition to completion of the business combination that the Digital Fusion common stock be approved for quotation subject to official notice of issuance from Nasdaq. When the business combination is completed and Nasdaq has agreed to list Digital Fusion on the SmallCap or National Market, IBS Interactive common stock and Infonautics common stock will each be delisted from the Nasdaq Small Cap Market and will be deregistered under the Securities Exchange Act of 1934.

THE REORGANIZATION AGREEMENT

    The following summary of the reorganization agreement is qualified in its entirety by reference to the complete text of the reorganization agreement, which is incorporated by reference and attached as Annex 7 to this joint proxy statement/prospectus. You are urged to read the full text of the reorganization agreement.

    CONDITIONS TO THE COMPLETION OF THE BUSINESS COMBINATION. The obligation of IBS Interactive, Infonautics and First Avenue to complete the business combination is subject to the satisfaction of the conditions listed below. Except where otherwise indicated, each of the conditions can be waived.

    CONDITIONS TO OBLIGATIONS OF IBS INTERACTIVE, INFONAUTICS AND FIRST AVENUE

       - The reorganization agreement must be adopted by both the IBS Interactive stockholders and the Infonautics shareholders. This condition cannot be waived.

       - The registration statement of which this joint proxy statement/prospectus forms a part must be declared and remain effective. This condition cannot be waived.

       - No law, injunction or order preventing the completion of the business combination may be in effect.

       - Holders of more than $2.5 million in value of IBS Interactive common stock and Infonautics common stock must not have exercised appraisal rights and not withdrawn their requests.

    ADDITIONAL CONDITION TO OBLIGATIONS OF IBS INTERACTIVE AND INFONAUTICS

       - First Avenue must have issued common stock and preferred stock for a total purchase price of $6 million, and the First Avenue merger must be consummated simultaneously with the IBS Interactive merger and the Infonautics merger. This condition cannot be waived.

       - IBS Interactive, Infonautics and First Avenue must have obtained all consents of third parties required to complete the business combination except for those consents which, if not obtained, would not have a material adverse effect.

    ADDITIONAL CONDITIONS TO OBLIGATIONS OF IBS INTERACTIVE

       - The representations and warranties of Infonautics and First Avenue must be correct in all material respects.

       - Infonautics and First Avenue must have complied with their covenants in all material respects.

       - The shares of Digital Fusion common stock to be issued to IBS Interactive stockholders in the business combination must be approved for quotation on the Nasdaq National Market or the Nasdaq SmallCap Market.

       - IBS Interactive must receive an opinion of tax counsel to the effect that the IBS Interactive merger will qualify as a tax-free exchange or reorganization, or both, for U.S. federal income tax purposes.

       - Each officer and director of Digital Fusion who is not affiliated with IBS Interactive must execute an agreement not to sell his or her shares of Digital Fusion except for certain limited exceptions for 180 days after the business combination is completed.

       - IBS Interactive must be satisfied with arrangements reached concerning certain non-competition agreements between Infonautics, bigchalk.com, Inc. and Bell and Howell Information and Learning Company, who were parties to the sale of a portion of Infonautics' Electric Library business in December 1999. Infonautics believes that the present operations of IBS Interactive and Infonautics and the planned operations of Digital Fusion are permissible under these non-competition agreements.

    ADDITIONAL CONDITIONS TO OBLIGATIONS OF INFONAUTICS

       - The representations and warranties of IBS Interactive and First Avenue must be correct in all material respects.

       - IBS Interactive and First Avenue must have complied with their covenants in all material respects.

       - The shares of Digital Fusion common stock to be issued to Infonautics shareholders in the business combination must be approved for quotation on the Nasdaq National Market or the Nasdaq SmallCap Market.

       - Infonautics must receive an opinion of tax counsel to the effect that the Infonautics merger will qualify as a tax-free exchange or reorganization, or both, for U.S. federal income tax purposes.

       - Each officer and director of Digital Fusion who is not affiliated with Infonautics must execute an agreement not to sell his or her shares of Digital Fusion except for certain limited exceptions for 180 days after the business combination is completed.

       - IBS Interactive has entered into an agreement under which IBS Interactive will cease providing access to consumer Internet customers and a third party will have the right to offer Internet service to those customers. This agreement or another arrangement under which IBS Interactive will cease providing such access must be in effect. The completion of the sale contemplated by IBS Interactive's agreement with Earthlink, Inc. will satisfy this condition.

    ADDITIONAL CONDITIONS TO OBLIGATIONS OF FIRST AVENUE

       - IBS Interactive and Infonautics must have obtained all consents of third parties required to complete the business combination except for those consents which, if not obtained, would not have a material adverse effect.

       - The IBS Interactive merger and the Infonautics merger must be completed simultaneously with the First Avenue merger. This condition cannot be waived.

       - The representations and warranties of IBS Interactive and Infonautics must be correct in all material respects.

       - IBS Interactive and Infonautics must have complied with their covenants in all material respects.

       - Each officer and director who is not affiliated with First Avenue must execute an agreement not to sell his or her shares of Digital Fusion except for certain limited exceptions for 180 days after the business combination is completed.

       - Digital Fusion shall have executed an agreement with First Avenue granting registration rights regarding the shares of Digital Fusion common stock to be issued to the First Avenue stockholders in the business combination.

    NO OTHER TRANSACTIONS INVOLVING IBS INTERACTIVE OR INFONAUTICS. The reorganization agreement contains detailed provisions prohibiting IBS Interactive and Infonautics from seeking an alternative transaction. Under these "no solicitation" provisions, each of IBS Interactive and Infonautics has agreed that neither it nor any of its subsidiaries, officers, directors, employees and other representatives, will, directly or indirectly:

       - solicit, initiate or encourage any inquiries or proposals that constitute or could reasonably be expected to lead to an Acquisition Proposal, as described below;

       - engage in negotiations or discussions with any third party concerning, or provide any non-public information to any third party relating to, an Acquisition Proposal;

       - enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to an Acquisition Proposal.

    "Acquisition Proposal" means, with respect to IBS Interactive or Infonautics, any proposal or offer, including any proposal or offer to the IBS Interactive stockholders or the Infonautics shareholders, with respect to:

       - a merger, acquisition, consolidation, recapitalization, reorganization, liquidation, tender offer, exchange offer or other transaction involving an equity interest representing 25% or more of the outstanding shares of capital stock of IBS Interactive or 25% or more of the voting power of Infonautics; or

       - any purchase or sale of 25% or more of the consolidated assets of IBS Interactive or Infonautics.

    However, an Acquisition Proposal does not include any proposal or offer relating to a sale of Infonautics' interest in bigchalk.com, Inc. or related to the sale by IBS Interactive of its consumer and business Internet access services and any assets related thereto.

    The reorganization agreement does not prevent each of IBS Interactive and Infonautics, or their respective boards of directors from furnishing non-public information to, or entering into discussions or negotiations with, any third party in connection with an unsolicited bona fide written Acquisition Proposal by that person, if and only to the extent that:

       - the third party has made a written proposal to the board of directors of IBS Interactive or Infonautics, as the case may be, for an Acquisition Proposal;

       - the board determines in good faith, based on the advice of a financial advisor of nationally recognized reputation, that the Acquisition Proposal constitutes a Superior Proposal, as described below;

       - the failure to furnish non-public information or enter into discussions or negotiations with respect to the Superior Proposal would, in the reasonable good faith judgment of the board, based on advice of outside counsel, be a violation of the board's fiduciary duties to IBS Interactive stockholders or Infonautics shareholders, as the case may be; and

       - prior to furnishing non-public information or entering into discussions or negotiations with respect to a Superior Proposal, the board receives a confidentiality agreement from the third party making the proposal having material terms no less favorable to the company receiving the proposal than the terms of the confidentiality agreement between IBS Interactive and Infonautics relating to the business combination.

    The reorganization agreement prohibits the boards of directors of IBS Interactive and Infonautics from withdrawing or modifying or proposing to withdraw or modify the board's approval or recommendation of the reorganization agreement unless:

       - the board has received a Superior Proposal and, in the reasonable good faith judgment of the board, based on the advice of outside legal counsel, the failure to do so would violate the board's fiduciary duty to IBS Interactive stockholders or Infonautics shareholders, as the case may be, under applicable law;

       - the IBS Interactive stockholders or the Infonautics shareholders, as the case may be, have not approved the reorganization agreement;

       - the party receiving the Superior Proposal notifies the other party that it is contemplating withdrawing or modifying its approval or recommendation of the reorganization agreement; and

       - ten days have passed since delivery of such notification and IBS Interactive and Infonautics have not amended the reorganization agreement in a manner that, in the good faith judgment of the board of directors of the party receiving the Superior Proposal, based upon the advice of outside legal counsel, withdrawing or modifying the board's approval or recommendation of the reorganization agreement would no longer be necessary to avoid a violation of the board's fiduciary duty to the IBS Interactive stockholders or Infonautics shareholders, as the case may be.

    "Superior Proposal" means a bona fide written Acquisition Proposal made to IBS Interactive or Infonautics that the board of directors of IBS Interactive or Infonautics, as the case may be, has determined in good faith, based on the advice of a financial advisor of nationally recognized reputation, is reasonably capable of being consummated on substantially the terms proposed and would, if consummated, result in a transaction that would provide greater value to the IBS Interactive stockholders or the Infonautics shareholders, as the case may be, than the transactions contemplated by the reorganization agreement.

    TERMINATION OF THE REORGANIZATION AGREEMENT. IBS Interactive, Infonautics and First Avenue can jointly agree to terminate the reorganization agreement at any time. Any of the companies may also terminate the reorganization agreement if:

       - the business combination is not completed on or before December 31, 2000, so long as the failure to complete the combination is not the result of the failure by that company to fulfill any of its obligations under the reorganization agreement;

       - a condition to the obligations of that party to complete the combination cannot be satisfied by December 31, 2000 because of a final and unappealable law, injunction or order;

       - the IBS Interactive stockholders or the Infonautics shareholders fail to adopt the reorganization agreement at a meeting of that company's stockholders;

       - either of the other companies breaches its representations, warranties or covenants in the reorganization agreement in a material way; or

       - holders of more than $2.5 million in value of IBS Interactive common stock and Infonautics common stock exercise appraisal rights.

    In addition, IBS Interactive and Infonautics may terminate the reorganization agreement:

       - if the other of them enters into or publicly announces its intention to enter into an agreement or agreement in principle with respect to a proposal other than the reorganization agreement to acquire that company;

       - if the board of directors of the other of them withdraws its recommendation to its stockholders that they approve the reorganization agreement; or

       - in order to enter into an agreement in principle or a definitive agreement with respect to a Superior Proposal, but only if the terminating party has complied with the requirements set forth above under "No Other Transactions Involving IBS Interactive or Infonautics."

    EFFECT OF TERMINATION. The reorganization agreement requires each of IBS Interactive and Infonautics to pay a termination fee of $2 million to the other under the circumstances described below.

    INFONAUTICS TERMINATION FEE. Infonautics must pay a $2 million termination fee to IBS Interactive if:

       - IBS Interactive terminates the reorganization agreement because the Infonautics board of directors enters into or publicly announces its intention to enter into an agreement or agreement in principle with respect to an Acquisition Proposal;

       - IBS Interactive terminates the reorganization agreement because the Infonautics board of directors withdraws or modifies its approval or recommendation of the reorganization agreement;

       - Infonautics terminates the reorganization agreement in order to enter into an agreement in principle or a definitive agreement with respect to a Superior Proposal; or

       - An Acquisition Proposal with respect to Infonautics remains in effect on October 31, 2000 and the approval of Infonautics stockholders of the reorganization agreement has not been obtained before December 31, 2000.

    IBS INTERACTIVE TERMINATION FEE. IBS Interactive must pay a $2 million termination fee to Infonautics if:

       - Infonautics terminates the reorganization agreement because the IBS Interactive board of directors enters into or publicly announces its intention to enter into an agreement or agreement in principle with respect to an Acquisition Proposal;

       - Infonautics terminates the reorganization agreement because the IBS Interactive board of directors withdraws or modifies its approval or recommendation of the reorganization agreement;

       - IBS Interactive terminates the reorganization agreement in order to enter into an agreement in principle or a definitive agreement with respect to a Superior Proposal; or

       - An Acquisition Proposal with respect to IBS Interactive remains in effect on October 31, 2000 and the approval of IBS Interactive stockholders of the reorganization agreement has not been obtained before December 31, 2000.

    The termination fee is the exclusive remedy if the reorganization agreement is terminated under the circumstances set forth under "IBS Interactive Termination Fee" or "Infonautics Termination Fee" if the Acquisition Proposal giving rise to the termination is a Superior Proposal and the party that is the subject of the Acquisition Proposal has complied with the requirements set forth above under "No Other Transactions Involving IBS Interactive or Infonautics." In all other cases, all rights and obligations of the parties terminate without liability except for any liability of any party that is in breach of the reorganization agreement at the time of termination.

    CONDUCT OF BUSINESS PENDING THE BUSINESS COMBINATION. Under the reorganization agreement, each of IBS Interactive and Infonautics has agreed that, during the period before completion of the business combination, except as expressly contemplated by the reorganization agreement, it will not, without the written consent of the other, take any action or enter into any transaction other than in the ordinary course of business consistent with past practice. In addition to these agreements regarding the conduct of business generally, each of IBS Interactive and Infonautics has agreed to specific restrictions relating to the following:

       - changing its charter or by-laws;

       - granting rights to purchase capital stock;

       - issuing, authorizing or disposing of capital stock;

       - disposing of assets;

       - declaring or paying dividends or distributions with respect to capital stock;

       - splitting, combining or reclassifying capital stock;

       - redeeming, repurchasing or acquiring capital stock;

       - acquiring assets or other entities;

       - committing to or incurring capital expenditures;

       - making loans, advances, capital contributions or investments;

       - paying or satisfying claims, liabilities or obligations;

       - incurring or guaranteeing debt;

       - changing employment terms of officers, directors and employees;

       - changing accounting methods; and

       - making tax elections.

    Under the reorganization agreement, First Avenue has agreed that, during the period before completion of the business combination, except as expressly contemplated by the reorganization agreement, it will not, without the written consent of IBS Interactive and Infonautics, engage in any activities other than in the ordinary course of business consistent with past practice. In addition to these agreements regarding the conduct of business generally, First Avenue has agreed to specific restrictions relating to the following:

       - issuing capital stock except pursuant to commitments existing on the date of the reorganization agreement;

       - amending or terminating commitments to issue capital stock;

       - acquiring assets;

       - incurring liabilities;

       - hiring employees; and

       - declaring or paying dividends or distributions with respect to capital stock.

    ADDITIONAL AGREEMENTS. Each of the parties to the reorganization agreement has agreed to use all reasonable efforts to take all actions and do all things necessary in order to complete the business combination, including satisfaction, but not waiver, of the conditions to closing the business combination. Accordingly, each has agreed to:

       - give any notices to third parties and use all reasonable efforts to obtain any third party consents that may be necessary for it to complete the business combination, except that no party is required to make any material payment to a third party to obtain its consent; and

       - promptly give any notices to, making any filings with, and use all reasonable efforts to obtain any consents and approvals of any governmental entity necessary to complete the business combination.

    Under the reorganization agreement, the parties agreed to use reasonable efforts to cause the transactions contemplated by the reorganization agreement to quality as a tax-free reorganization or exchange, not to take any action that would prevent or impede the transactions from so qualifying and to obtain favorable tax opinions with respect to the transactions.

    The reorganization agreement also contains covenants relating to the cooperation between IBS Interactive and Infonautics in the preparation of this joint proxy statement/prospectus and additional agreements among the parties to the reorganization agreement relating to, among other things, access to information, mutual notice of specified matters and public announcements.

    AMENDMENT AND WAIVER. The reorganization agreement may be amended by the parties, by action taken or authorized by the boards of directors of IBS Interactive, Infonautics and First Avenue, at any time before or after approval of the business combination by the IBS Interactive stockholders and the Infonautics shareholders has been obtained, except that any amendment effected after such approval is subject to certain legal restrictions under Delaware and Pennsylvania corporate law. All amendments to the reorganization agreement must be in writing signed by each party.

    At any time before the completion of the business combination, the parties may, by action taken or authorized by their respective boards of directors, to the extent legally allowed, waive compliance with any of the agreements or conditions contained in the reorganization agreement.

    EXPENSES. Whether or not the business combination is completed, all expenses and fees incurred in connection with the reorganization agreement and the business combination will be paid by the party incurring the expenses or fees, except that the following expenses are to be paid 60% by Infonautics, 35% by IBS Interactive and 5% by First Avenue, up to a $50,000 cap in the case of First Avenue:

       - costs of forming Digital Fusion;

       - fees payable to the exchange agent;

       - filing fees for the registration statement of which this joint proxy statement/prospectus forms a part;

       - costs of printing and distributing this joint proxy statement/prospectus; and

       - fees of a consultant relating to Digital Fusion's compensation plans.

    In addition, if the business combination is not completed other than by reason of a material breach by First Avenue, Infonautics has agreed to pay 60%, and IBS Interactive has agreed to pay 35%, of certain expenses of First Avenue up to a maximum of $200,000.

    REPRESENTATIONS AND WARRANTIES. The reorganization agreement contains customary representations and warranties of IBS Interactive and Infonautics relating to, among other things:

       - corporate organization and similar corporate matters;

       - capital structure;

       - subsidiaries;

       - arrangements with respect to the voting or registration of capital stock;

       - authorization of the transaction;

       - absence of conflicts;

       - documents filed with the SEC and financial statements included in those documents;

       - conduct of business between January 1, 2000 and the signing of the reorganization agreement;

       - compliance with applicable laws;

       - brokers' and other fees;

       - litigation and undisclosed liabilities;

       - taxes;

       - opinions of financial advisors;

       - employee benefits;

       - state antitakeover laws;

       - year 2000 compliance;

       - environmental matters;

       - intellectual property;

       - insurance;

       - certain contracts;

       - accounting and tax matters; and

       - status under the Investment Company Act of 1940.

    First Avenue has made representations and warranties concerning:

       - corporate organization and similar corporate matters;

       - capital structure;

       - operations of First Avenue;

       - arrangements with respect to the voting or registration of capital stock;

       - authorization of the transaction;

       - absence of conflicts;

       - compliance with applicable laws;

       - brokers' and other fees;

       - litigation and undisclosed liabilities; and

       - the status of the stockholders of First Avenue as accredited investors or qualified institutional buyers.

DIGITAL FUSION CHARTER AND BY-LAWS

    Upon completion of the business combination, the certificate of incorporation for Digital Fusion will be in substantially the form set forth in Annex 12 to this joint proxy statement/prospectus and the by-laws of Digital Fusion will be substantially in the form set forth in Annex 13 to this joint proxy statement/prospectus. For a summary of the material provisions of the certificate of incorporation and by-laws of Digital Fusion, and the rights of stockholders of Digital Fusion under the certificate of incorporation and by-laws, see the section entitled "Description of Digital Fusion Capital Stock."

SHAREHOLDER AGREEMENT

    Simultaneously with execution and delivery of the reorganization agreement, Marvin Weinberger, who as of that date held 1,431,501 shares of Infonautics common stock and 100,000 shares of Infonautics class B common stock, a class of stock with 50 votes per share, or approximately 41% of the voting power of Infonautics, entered into a shareholder agreement with Infonautics. Under the shareholder agreement, Mr. Weinberger agreed to convert all of his class B common stock to common stock, and he delivered a notice of conversion with respect to his class B common stock, thus eliminating his ability to veto a transaction such as the business combination. This conversion was completed in August 2000. Mr. Weinberger also agreed that, with certain specified exceptions, he would not:

    - sell, transfer or otherwise dispose of any of his shares of Infonautics common stock or enter into a contract to do so;

    - deposit any of his shares of Infonautics common stock into escrow or into a voting trust or voting agreement or grant a proxy with respect to his shares of Infonautics except as provided in the shareholder agreement; or

    - acquire any additional shares of Infonautics common stock without the prior written consent of Infonautics.

    In exchange for Mr. Weinberger's agreement to these transfer restrictions, Infonautics agreed to deem Mr. Weinberger's outstanding obligations to Infonautics in the amount of $118,700 to be fully paid.

    In the shareholder agreement, Mr. Weinberger also agreed to vote his shares of Infonautics in favor of the reorganization agreement and against any action or agreement that would result in a breach of the reorganization agreement by Infonautics or which would frustrate the purposes of the business combination. Mr. Weinberger also granted to Infonautics an irrevocable proxy to vote his shares of Infonautics in favor of the reorganization agreement.

                  UNAUDITED COMPARATIVE PER SHARE INFORMATION

    We present below per common share data regarding the net income (loss) and book value of IBS Interactive and Infonautics on both historical and unaudited pro forma consolidated bases. We have derived the unaudited pro forma combined per share information from the unaudited pro forma consolidated condensed financial statements presented elsewhere in this joint proxy statement/ prospectus. You should read the information below in conjunction with the financial statements and accompanying notes of IBS Interactive and Infonautics that are included in the annual, quarterly and current reports of IBS Interactive attached to this joint proxy statement/prospectus as Annexes 1, 2, 2A and 3 and the annual and quarterly reports of Infonautics attached to this joint proxy statement/ prospectus as Annexes 4, 5 and 6 and with the unaudited pro forma consolidated information included under "Pro Forma Consolidated Condensed Financial Statements." The unaudited pro forma combined per share information does not necessarily indicate the operating results that would have been achieved had the combination of IBS Interactive, Infonautics and First Avenue actually occurred at the beginning of the periods presented nor does it indicate future results of operations or financial condition.

                                                                 YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 1999    JUNE 30, 2000
                                                              -----------------   ----------------
IBS INTERACTIVE HISTORICAL:
Net income (loss) from continuing operations per common
  share:
  Basic.....................................................       $(1.13)             $(0.97)
  Diluted...................................................       $(1.13)             $(0.97)
Book value per common share(1)..............................       $ 2.14              $ 3.18

INFONAUTICS HISTORICAL:
Net income (loss) per common share:
  Basic.....................................................       $ 2.10              $(0.88)
  Diluted...................................................       $ 1.88              $(0.88)
Book value per common share(1)..............................       $ 1.93              $ 1.09

DIGITAL FUSION PRO FORMA COMBINED:
Net income (loss) per common share:
  Basic.....................................................       $(1.43)             $(1.08)
  Diluted...................................................       $(1.43)             $(1.08)
Book value per common share(2)..............................       $ 4.84              $ 3.83

------------------------

(1) The historical book value per share is computed by dividing total stockholders' equity as of the end of each period for which such computation is made by the number of common shares outstanding at the end of each period.

(2) The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of each period for which such computation is made.

    Neither IBS Interactive nor Infonautics has ever paid dividends on its common stock, and Digital Fusion does not intend to pay dividends on its common or preferred stock.

    Completion of the business combination would not affect the Infonautics and IBS Interactive comparative per share information because the common stock of both Infonautics and IBS Interactive will be exchanged for Digital Fusion common stock on a one-for-one basis.

             PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

    The following pro forma consolidated condensed financial statements are presented to illustrate the effects of the business combination on the historical financial position and operating results of IBS Interactive and Infonautics. First Avenue was formed for the purpose of the business combination and has no historical operations.

    The pro forma consolidated condensed financial statements have been derived from, and should be read in conjunction with, the historical consolidated financial statements, including the notes thereto, of IBS Interactive, digital fusion, inc. and Infonautics. For IBS Interactive, those financial statements are included in IBS Interactive's Annual Report of Form 10-KSB for the year ended December 31, 1999 which is attached to the joint proxy/statement/prospectus as Annex 1 and its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2000 and June 30, 2000, which are attached to this joint proxy statement/prospectus as Annexes 2 and 3. The financial statements of digital fusion, inc. for the two years ended December 31, 1999 are included in IBS Interactive's Current Report on
Form 8-K/A filed on May 16, 2000 which is attached to this joint proxy statement/prospectus as Annex 2A For Infonautics, those financial statements are included in Infonautics' Annual Report of Form 10-K for the year ended
December 31, 1999 which is attached to this joint proxy statement/ prospectus as Annex 4 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, which are attached to this joint proxy/statement prospectus as Annexes 5 and 6.

    The following unaudited pro forma consolidated balance sheet as of June 30, 2000 has been prepared to reflect the business combination of Infonautics, IBS Interactive and First Avenue, as if it had occurred as of such date.

    The following unaudited pro forma consolidated statements of operations for the six months ended June 30, 2000 and the year ended December 31, 1999 have been prepared to reflect the following, as if each had occurred on the first day of each respective period:

    - The business combination of Infonautics, IBS Interactive and First Avenue;

    - IBS Interactive's acquisition of digital fusion, inc. on March 1, 2000 in exchange for shares of common stock and a note payable;

    - IBS Interactive's disposition of its consumer dial up Internet service provider business during August 2000, results of which are not included in continuing operations; and

    - Infonautics' sale of Electric Library K-12 and public library business and assets and liabilities to bigchalk.com, Inc. in December 1999 and sale of Infonautics' e-commerce online archive business to Bell & Howell Information and Learning Company.

    The business combination and IBS Interactive's acquisition of digital fusion inc. were accounted for under the purchase method of accounting.

    The unaudited pro forma consolidated condensed financial statements are presented for informational purposes only and, while they are based on assumptions that we believe are reasonable, they are not necessarily indicative of the financial position or results of operations of Digital Fusion that would have occurred had the business combination been consummated as of the dates indicated. Additionally, the unaudited pro forma consolidated financial statements are not meant to project Digital Fusion's financial position or results of operations for any period or date, nor do they give effect to any matters other than those described above or in the notes thereto. The allocations of purchase price to the assets and liabilities of each of the acquired companies are preliminary and the final allocations and related amortization may differ from the amounts reflected herein.

                              DIGITAL FUSION, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 2000

                                 (IN THOUSANDS)

                                                                      IBS
                                                    INFONAUTICS   INTERACTIVE    PRO FORMA
                                                    HISTORICAL    HISTORICAL    ADJUSTMENTS   PRO FORMA
                                                    -----------   -----------   -----------   ---------
                                                ASSETS
Current assets
  Cash and cash equivalents.......................   $ 12,975      $  3,390      $ 6,000 (1)  $ 22,365
  Accounts receivable (net of allowance for
    doubtful accounts)............................        750         6,497           --         7,247
  Prepaid expenses................................        251           374           --           625
  Income tax receivable...........................         --           163           --           163
  Assets held for sale............................         --         2,000           --         2,000
                                                     --------      --------      -------      --------
      Total current assets........................     13,976        12,424        6,000        32,400
                                                     --------      --------      -------      --------
Property and equipment, net.......................        725         1,929           --         2,654
Goodwill, intangible assets, net and other
  assets..........................................        223        15,889       32,729 (2)    48,841
Investments in affiliates.........................      4,945            --           --         4,945
                                                     --------      --------      -------      --------
        TOTAL ASSETS..............................   $ 19,869      $ 30,242      $38,729      $ 88,840
                                                     ========      ========      =======      ========

                                   LIABILITIES & STOCKHOLDERS EQUITY
Current Liabilities
  Long term debt and capital lease obligations....   $     --      $  2,558      $    --      $  2,558
  Accounts payable and accrued expenses...........      1,522         2,439          200 (2)     4,161
  Due to affiliates...............................      1,045            --           --         1,045
  Accrued liabilities on sale of discontinued
    operations....................................         --         1,359           --         1,359
  Deferred revenue................................        805           257           --         1,062
  Convertible debt................................      3,229            --           --         3,229
                                                     --------      --------      -------      --------
      Total current liabilities...................      6,601         6,613          200        13,414
                                                     --------      --------      -------      --------
Long-term debt and capital lease obligations......         --           982           --           982
Deferred compensation.............................         --           590           --           590
Accrued liabilities on sale of discontinued
  operations......................................         --           599           --           599
                                                     --------      --------      -------      --------
      Total liabilities...........................      6,601         8,784          200        15,585
                                                     --------      --------      -------      --------
Stockholders' Equity
    Convertible preferred stock...................         --            --            1 (1)         1
    Common stock..................................         --            66          (47)(2)        19
    Additional paid in capital....................     59,377        38,866        6,299 (1)        --
                                                                                  14,802 (2)   119,344
    Accumulated deficit...........................    (46,109)      (17,474)      17,474 (2)   (46,109)
                                                     --------      --------      -------      --------
      Total stockholders' equity..................     13,268        21,458       38,529        73,255
                                                     --------      --------      -------      --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........   $ 19,869      $ 30,242      $38,729      $ 88,840
                                                     ========      ========      =======      ========

                              DIGITAL FUSION, INC.

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                      IBS INTERACTIVE
                                            -----------------------------------
                                                         ACQUISITION
                              INFONAUTICS                OF DIGITAL                 PRO FORMA
                              HISTORICAL    HISTORICAL    FUSION(3)    SUBTOTAL   ADJUSTMENTS(4)    PRO FORMA
                              -----------   ----------   -----------   --------   --------------   -----------
Revenues...................   $     6,047   $   11,197     $ 1,670     $12,867            --       $    18,914

Cost of services...........         1,667        7,702       1,069       8,771            --            10,438
                              -----------   ----------     -------     -------       -------       -----------

Gross profit...............         4,380        3,495         601       4,096            --             8,476

Selling general and
  administrative...........         9,160        6,771       2,072       8,843                          18,003

Amortization of
  intangibles..............            --        1,390         394       1,784           682             2,466

Compensation expense non-
  cash.....................            --          237          --         237            --               237

Merger related expenses....                        865                     865                             865
                              -----------   ----------     -------     -------       -------       -----------

Loss from operations.......        (4,780)      (5,768)     (1,865)     (7,633)         (682)          (13,095)

Interest income (expenses),
  net......................            13          (51)       (600)       (651)           --              (638)
                              -----------   ----------     -------     -------       -------       -----------

Income (loss) from
  continuing operations....        (4,767)      (5,819)     (2,465)     (8,284)         (682)          (13,733)

Equity in net loss of
  unconsolidated
  affiliates...............        (5,941)          --          --          --            --            (5,941)

Tax benefit (provision)....                        (11)                    (11)                            (11)
                              -----------   ----------     -------     -------       -------       -----------

Income (loss)..............   $   (10,708)  $   (5,830)    $(2,465)    $(8,295)      $  (682)      $   (19,685)
                              ===========   ==========     =======     =======       =======       ===========

Income (loss) per share:

Basic and diluted..........   $     (0.88)  $    (0.97)                                            $     (1.08)

Weighted average common
  shares outstanding:

Basic and diluted..........    12,123,000    5,982,474                               151,148        18,256,622

                              DIGITAL FUSION, INC.
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                              DISCONTINUED       ACQUISITION
                              INFONAUTICS   BIGCHALK AND BHIL              IBS INTERACTIVE     OPERATIONS            OF
                              HISTORICAL     TRANSACTION(5)     SUBTOTAL     HISTORICAL      ADJUSTMENTS(6)   DIGITAL FUSION(3)
                              -----------   -----------------   --------   ---------------   --------------   -----------------
Revenues....................  $    23,234       $(13,723)       $  9,511     $   18,774        $   (3,236)         $12,100
Cost of services............        7,164         (3,949)          3,215         13,003            (2,831)           7,734
                              -----------       --------        --------     ----------        ----------          -------
Gross profit................       16,070         (9,774)          6,296          5,771              (405)           4,366
                              -----------       --------        --------     ----------        ----------          -------
Selling general and
  administrative............       24,363        (14,444)          9,919         10,545            (1,384)           3,898
Amortization of
  intangibles...............           --             --              --            514              (384)           1,571
Compensation expense non-
  cash......................           --             --              --            332                --               --
Merger related expenses.....           --             --              --            232                --               --
                              -----------       --------        --------     ----------        ----------          -------
Loss from operations........       (8,293)         4,670          (3,623)        (5,852)            1,363           (1,103)
                              -----------       --------        --------     ----------        ----------          -------
Interest income (expenses),
  net.......................       (1,516)            50          (1,466)            35                --             (431)
                              -----------       --------        --------     ----------        ----------          -------
Income (loss) from
  continuing operations.....       (9,809)         4,720          (5,089)        (5,817)            1,363           (1,534)
Gain on disposal of
  assets....................       34,919        (34,919)             --           (350)               --               --
Equity in net loss of
  unconsolidated
  affiliates................         (413)        (8,527)         (8,940)            --                --               --
Other expense...............           --             --              --            (26)               --               --
Tax benefit (provision).....           --             --              --            (45)               --                5
                              -----------       --------        --------     ----------        ----------          -------
Income (loss)...............  $    24,697       $(38,726)       $(14,029)    $   (6,238)       $    1,363          $(1,529)
                              ===========       ========        ========     ==========        ==========          =======
Income (loss) per share:
Basic.......................  $      2.10                                    $    (1.45)       $     (.32)
Diluted.....................  $      1.88                                    $    (1.45)       $     (.32)
Weighted average common
  shares outstanding:.
Basic.......................   11,729,900                                     4,310,458         4,310,458
Diluted.....................   13,126,300                                     4,310,458         4,310,458


                                           PRO FORMA
                              SUBTOTAL   ADJUSTMENTS(4)    PRO FORMA
                              --------   --------------   -----------
Revenues....................  $27,638             --      $    37,149
Cost of services............   17,906             --           21,121
                              -------       --------      -----------
Gross profit................    9,732             --           16,028
                              -------       --------      -----------
Selling general and
  administrative............   13,059                          22,978
Amortization of
  intangibles...............    1,701       $  2,742            4,443
Compensation expense non-
  cash......................      332             --              332
Merger related expenses.....      232             --              232
                              -------       --------      -----------
Loss from operations........   (5,592)        (2,742)         (11,957)
                              -------       --------      -----------
Interest income (expenses),
  net.......................     (396)            --           (1,862)
                              -------       --------      -----------
Income (loss) from
  continuing operations.....   (5,988)        (2,742)         (13,819)
Gain on disposal of
  assets....................     (350)                           (350)
Equity in net loss of
  unconsolidated
  affiliates................       --             --           (8,940)
Other expense...............      (26)                            (26)
Tax benefit (provision).....      (40)            --              (40)
                              -------       --------      -----------
Income (loss)...............  $(6,404)      $ (2,742)     $   (23,175)
                              =======       ========      ===========
Income (loss) per share:
Basic.......................                              $     (1.43)
Diluted.....................                              $     (1.43)
Weighted average common
  shares outstanding:.
Basic.......................                 151,148       16,190,606
Diluted.....................                 151,148       16,190,606(4)

 NOTES TO THE PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(1) Pro forma adjustment to record the merger with First Avenue for 151,148 shares of common stock and 757,269 shares of preferred stock of Digital Fusion. First Avenue's net assets consists principally of cash and cash equivalents.

(2) Pro forma adjustments to record the completion of the business combination as of June 30, 2000 reflect:

    - an increase in equity of $51.5 million relating to the issuance of approximately 6.8 million shares of Digital Fusion common stock and the issuance of Digital Fusion options and warrants in exchange for all of the outstanding options and warrants of IBS Interactive;

    - an increase in accrued expenses of approximately $2 million relating to the incurrence of transaction costs by Infonautics, including legal, investment banking and registration fees;

    - the elimination of approximately $15.9 million of IBS Interactive's pre-existing goodwill;

    - the preliminary allocation of the excess of the $53.5 million purchase price, including transaction costs, over the book value of the net assets acquired to goodwill and other intangible in the amount of $47.9 million. The final allocation of the purchase price will be determined after the completion of the business combination and will be based on a comprehensive final evaluation of the fair value of IBS Interactive's tangible and identifiable intangible assets acquired and liabilities assumed at the time of the business combination: and

    - a decrease in stockholders' equity of $21.5 million relating to the elimination of IBS Interactive's historical shareholders' equity.

(3) On March 1, 2000, IBS Interactive acquired digital fusion, inc. for stock and a note payable. This adjustment assumes that the acquisition of digital fusion, inc. (including digital fusion's acquisition of PowerCerv Technologies Corporation on March 31, 1999) had occurred on January 1, 2000 and January 1, 1999.

(4) Pro forma adjustments to record the business combination of Infonautics, IBS Interactive and First Avenue for the six months ended June 30, 2000 and the year ended December 31, 1999, respectively reflect:

    - increases of $2.5 million and $4.8 million, respectively, in amortization of goodwill and other intangible assets relating to the amortization of the excess of the purchase price to acquire IBS Interactive over the book value of its net assets acquired. This excess has been allocated to goodwill and other intangible assets and both of which amortized on a straight-line basis over a ten year weighted-average period.

    - decreases of $1.4 million and $0.5 million, respectively, in amortization of goodwill and other intangible assets relating to the elimination of IBS Interactive's amortization of pre-existing goodwill and intangibles; and

    - in addition, pro forma net income (loss) per common share has been adjusted to reflect the issuance of additional shares of Digital Fusion common stock in the business combination, based on IBS Interactive's historical weighted average shares outstanding for the periods presented and an exchange ratio of 1 to 1 as well as the issuance of 151,148 shares of Digital Fusion common stock in exchange for First Avenue common stock. Because the effect of stock options and other convertible securities would be antidilutive to Digital Fusion, dilutive per share amounts on a pro forma basis are the same as basic per share amounts.

(5) Adjustment to reflect the December 15, 1999 transaction in which Infonautics sold its Electric Library K-12 and public library business and assets and liabilities to bigchalk.com and its e-commerce online archive business to Bell & Howell Information and Learning Company as if the transaction occurred on January 1, 1999.

(6) Adjustment to reflect the sale of IBS Interactive's consumer dial up business to Earthlink in August 2000 as if the transaction occurred on January 1, 1999.

                           BUSINESS OF DIGITAL FUSION

OVERVIEW

    The rapid growth of the Internet has led to fundamental changes in the way businesses compete, resulting both in significant opportunities and challenges. These opportunities and challenges have led to a proliferation of new Internet related ventures engaged in various kinds of electronic commerce and in developing tools to support and extend electronic commerce. We believe that, in order to participate and establish leading positions in the growing Internet economy, these ventures must quickly establish a viable business model, develop their basic products or services and bring them to the marketplace.

    While these companies require funding in order to achieve these goals, we believe that they also require access to a comprehensive set of business and technical skills encompassing all aspects of development and operation of an Internet focused business. Most venture capital firms serve primarily as a source of capital for these developing companies, but often have not provided the other kinds of support services that we believe are necessary to assist these companies to meet the challenges that must be overcome in order to realize the opportunities that are available.

    Digital Fusion's business objective is to create, acquire, fund, develop, operate and integrate a network of Internet focused technology companies by providing technical resources, seed stage funding and infrastructure support, as well as by making available our management and marketing skills and experience. Our initial focus will be on companies engaged in developing Internet enabling tools and providing Internet content management and distribution.

    We also intend to continue to operate and develop the businesses currently operated by IBS Interactive, Infonautics and First Avenue. As a result of the combination of IBS Interactive, Infonautics and First Avenue, Digital Fusion has pro forma consolidated revenue of $38.0 million for the year ended December 31, 1999 and $18.9 million for the six months ended June 30, 2000. Digital Fusion will be engaged in providing single source e-business and information technology services, website hosting and Internet access services and in developing and operating personalized information agents and content notification and search and reference websites. Digital Fusion will have over 400 employees in twelve offices in eight states.

    In the following discussion, we discuss the business and strategies of IBS Interactive, Infonautics and First Avenue on a combined basis after completion of the business combination.

STRENGTHS

    We intend to use the strengths of IBS Interactive, Infonautics and First Avenue, our founding companies, to build a network of Internet focused technology businesses. Those strengths include:

    STRUCTURED METHODOLOGIES FOR THE DEVELOPMENT OF INTERNET-BASED SOLUTIONS.

    In our Internet professional services business, we have developed a structured methodology to work with our clients to design, develop and implement customized Internet applications. Our method consists of the following phases:

    - DISCOVERY. This is a preliminary phase in which we work with the client to help the client to understand what it needs and to create a strategy for solving the client's problems on a prioritized basis so that the most critical needs are met first.

    - DEFINITION. During this phase we learn more details of the client's needs and desires, identify potential problem areas, refine the recommended solutions, suggest alternatives, assess potential risks and deliver a detailed proposal.

    - DESIGN. During this phase we work with the client and the target audience of the Internet application to create an optimal design to develop and deploy. We provide detailed designs of the recommended solution, reporting and information delivery requirements, a data conversion plan, if needed, an application training program and a quality assurance strategy for the development effort.

    - DEVELOPMENT. During this phase we build the system according to the design specifications. Our developers, business analysts and quality assurance analysts work together to create a complete, high quality application.

    - DEPLOYMENT. During the final phase we execute the plan for conversion from a prior system, if needed, roll out the application, either on a staged or full basis, as appropriate, and assess the performance and acceptability of the solution. We also identify any continuing needs, train the client's personnel and turn the system over to the client's staff.

    We believe that our structured methodology permits us to provide high quality Internet applications tailored to our clients' needs. We also believe that we can utilize this same methodology to assist our future associated companies to develop, refine and implement their business plans.

    SOPHISTICATED INTERNET TECHNOLOGIES

    We have developed sophisticated technologies to search for data from disparate web-based sources and compile that data into structured and meaningful information. We have developed popular websites that provide users with relevant information that they cannot conveniently locate in any one place elsewhere on the Internet. Our Sleuth content notification sites are intelligent personalized information agents that deliver the information users want, when and where they want it. We have also developed a variety of search and reference sites, including Electric Library, eLibrary Tracker, Encyclopedia.com and Newsdirectory.com, that provide relevant information in response to users' questions.

    We have also developed a distance learning technology that utilizes the Internet for education and training. Our technology is a web-based, database-driven instruction system allowing organizations to train large numbers of geographically dispersed personnel without the need for classroom settings. The key feature of this system is its "instructor in the loop" methodology that allows students to communicate with instructors and gain valuable feedback while online. Instructors are also able to monitor a student's performance on a real-time basis. Initially, we will market this system to customers that are not in the K-12 school, public library and certain other educational markets, consistent with certain non-competition restrictions.

    We believe that we can use these technologies and our ability to develop new technologies to enhance the applications and business models of our future associated companies, as well as to share relevant information among companies and to provide education and training in a collaborative network.

    DEVELOPMENT AND OPERATION OF INTERNET VENTURES

    We have developed several successful Internet ventures.

    - ELECTRIC LIBRARY. Electric Library is a broad research and reference service providing access to a diverse collection of content. In
      December 1999 we sold a portion of this business, that focusing on providing research and reference services to public and private preschool, kindergarten, primary, middle and secondary schools and home school K-12 programs, to a company now known as bigchalk.com, Inc. in exchange for $16.5 million in cash and an equity interest in bigchalk.com. We also sold our online publishing business to bigchalk.com for an additional
      $2 million. We currently own approximately 19% of the outstanding equity interests in bigchalk.com. We continue to operate a portion of the Electric Library business that focuses on providing content to individual end-users over the Internet and through online services, although bigchalk.com has an option to purchase this portion of the business.

    - SLEUTH. Our Sleuth properties were developed to solve a problem created by the rapid increase of content available on the Internet. Because so much information is available, users may fail to notice information that is important to them. We developed intelligent agents to automatically detect information on selective websites and notify registered users of new information that is relevant based on a personalized user profile. Our first Sleuth property, Company Sleuth, was launched in October 1998 and notifies users when new content relevant to a particular public company is posted on the web. In addition to Company Sleuth, we currently operate Sports Sleuth, Job Sleuth and Entertainment Sleuth. Our Sleuth properties have generated 1.5 million registered users and over $2 million in advertising and lead generation revenues.

    - HALF.COM. We were a founding investor in Half.com, an Internet business formed by a former executive of Infonautics. In addition to our initial investment, we provided advertising and sponsorship positions on the Infonautics network to help Half.com develop its user base. In July 2000, Half.com was sold to eBay, Inc., and our position in Half.com was converted into approximately 175,000 shares of common stock of eBay.

    We believe that the experience we have gained in starting and developing these Internet ventures will be valuable to future associated companies seeking to develop their own Internet strategies.

    AFFILIATE MARKETING TECHNIQUES

    In developing our websites, we have successfully utilized affiliate marketing techniques whereby traffic is directed to our sites through arrangements with a variety of websites that provide links to our sites in exchange for a small "referral fee" for each registered user. These techniques have helped us to generate to date over 1.5 million unique users and over 100,000 paying subscribers through a network of approximately 14,000 affiliates. We believe that our experience with affiliate marketing techniques will be useful to future associated companies seeking to increase the number of users of their sites.

    HIGHLY SKILLED AND EXPERIENCED PROFESSIONALS

    Our employees include over 400 highly skilled and experienced information technology professionals located in twelve offices in eight states. Our senior management team has successfully created, developed and operated a variety of Internet focused businesses.

STRATEGY

    Our objective is to create, acquire, fund, develop, operate and integrate a network of Internet focused technology companies. We intend to accomplish our objective by:

    DEVELOPING A GROUP OF PARTNER COMPANIES WITH WHICH WE WILL COLLABORATE. We intend to develop a group of partner companies consisting of Internet technology incubators, private equity funds and companies engaged in business to business electronic commerce with whom we will enter into collaborative arrangements but in which we do not expect to invest. We believe that such a group of partners will help us understand Internet industry and technology trends so as to identify promising companies meeting our investment criteria, as well as to provide funding sources. We believe that First Avenue's relationships with Cross Atlantic and with technology incubators in the United States, the United Kingdom, Ireland, Australia and New Zealand will form the base for our network of partner companies.

    IDENTIFYING, FUNDING, DEVELOPING AND OPERATING ASSOCIATED COMPANIES. We intend to focus initially on identifying promising potential associated companies that are engaged in the following businesses:

    - Developing Internet technology and services, which we refer to as Internet enabling tools, to support electronic commerce. These businesses include software developers, communications providers and providers of Internet related services.

    - Providing Internet content management and distribution.

    We will seek to acquire interests in companies:

    - at various stages of development, including some which are profitable, some which are generating revenue but are not yet profitable and some at an early stage of development that have not yet generated revenue. By maintaining a strategic mix of Internet focused associated companies, we believe we can differentiate ourselves from other companies that support only early stage businesses.

    - having compelling, unique concepts that we believe address unmet market needs or establish new market opportunities in large and rapidly growing markets and that we believe are sufficiently well developed that they can achieve relatively rapid large-scale implementation and execution.

    - having the potential for a strong competitive position or in industries in which there is no dominant e-commerce or Internet enabled competitor.

    - whose business model projects revenue streams and profitability timetables that we believe to be sustainable and realistic.

    - having the technical expertise to bring their concepts to commercial readiness.

    CONTINUING TO DEVELOP OUR BUSINESS OF PROVIDING INTERNET PROFESSIONAL SERVICES TO SMALL AND MEDIUM SIZE BUSINESS AND GOVERNMENTAL ORGANIZATIONS. We believe that our clients benefit from our ability to provide a full range of Internet professional services, including strategy, website development and deployment, network planning, network implementation and site hosting. We will continue to offer our clients the ability to work with a single vendor to provide a complete solution to their Internet professional services needs. In addition, we will seek to include service companies in our group of collaborative partners to expand our network of technical resources. We may also acquire service companies.

    UTILIZING OUR EXPERIENCE IN PROVIDING INTERNET PROFESSIONAL SERVICES TO ASSIST ASSOCIATED COMPANIES. We believe that our ability to provide a complete solution to Internet professional services needs will benefit future associated companies. We intend to use our structured methodology to assist associated companies with the development and implementation of their business concepts in order to facilitate the rapid commercialization of their business models. In addition, we believe that our relationships with our professional services customers will allow us to make introductions of customers to appropriate associated companies.

    CONTINUING TO DEVELOP OUR TECHNOLOGY AND SYSTEMS. We intend to continue to develop our intelligent agent, content creation and distribution systems and other technologies to further enhance their capabilities and to make them available in new revenue generating applications.

    UTILIZING OUR INTELLIGENT AGENT AND CONTENT SYSTEMS IN DEVELOPING OUR NETWORK OF ASSOCIATED COMPANIES AND PARTNERS. We believe that our intelligent agent and content systems will allow us to link geographically dispersed associated companies and partners in a collaborative network so that we can provide strategic and operational services to associated companies and share information, ideas and best practices among the members of the network to accelerate the development of the associated companies.

    EXPAND INTERNATIONALLY. We intend to seek to create, acquire, fund, develop, operate and integrate associated companies internationally as well as in the United States. We believe that the growth of the Internet economy will be characterized by more rapid commercialization of new technologies across national borders and that the Internet will allow new business models to be implemented on a global basis regardless of the country of origin of the business. We believe that First Avenue's relationships with Cross Atlantic Partners and with technology incubators in the United Kingdom, Ireland, Australia and New Zealand will allow us to begin to develop relationships with companies outside the United States.

CONTINUING OPERATIONS

    The businesses currently operated by IBS Interactive and Infonautics are described in the Annual Report on Form 10-KSB of IBS Interactive attached to this joint proxy statement/prospectus as Annex 1 and the Annual Report on Form 10-K and Form 10-K/A of Infonautics attached to this joint proxy statement/prospectus as Annex 4. Following completion of the business combination, we will initially continue to operate these businesses on a combined basis with substantially the same employees as are currently employed by IBS Interactive and Infonautics and from the same facilities as are currently operated by IBS Interactive and Infonautics.

COMPETITION

    In addition to the competition faced by IBS Interactive and Infonautics and described in their respective attached Annual Reports, in achieving our business objective we will also face competition for acquiring interests in Internet focused companies. Numerous other capital providers are seeking to acquire interests in Internet focused companies, including publicly traded Internet companies, investment partnerships, large corporations and other capital providers. Many of these competitors have greater financial and other resources than we do, as well as greater experience in identifying, funding, developing and operating Internet focused companies and greater brand name recognition. Many of these capital providers also provide various support services to companies they acquire. The barriers to entry for companies desiring to provide capital and other resources to developing Internet focused companies are small, and we expect competition from companies with business models similar to ours to increase. Any of these competitors could limit our ability to acquire associated Internet focused companies and thus our ability to build a network of these companies.

                  DESCRIPTION OF DIGITAL FUSION CAPITAL STOCK

    This section of the joint proxy statement/prospectus describes the material terms of the Digital Fusion capital stock as provided in Digital Fusion's amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon completion of the business combination. This section also summarizes relevant provisions of the Delaware General Corporation Law, which is referred to as "Delaware Law." Digital Fusion's amended and restated certificate of incorporation and amended and restated by-laws as well as the terms of Delaware Law are more detailed than the summaries in this section. You should carefully consider the actual provisions in these documents. The amended and restated certificate of incorporation and the amended and restated by-laws of Digital Fusion are attached to this joint proxy statement/prospectus as Annexes 12 and 13, respectively.

AUTHORIZED CAPITAL STOCK

    Digital Fusion initially will be authorized to issue a total of 115 million shares of capital stock, consisting of:

    - 100 million shares of common stock, par value $.001 per share; and

    - 15 million shares of preferred stock, par value $.001 per share.

    Following completion of the business combination, approximately 19,927,710 shares of Digital Fusion common stock and 757,269 shares of Digital Fusion preferred stock designated as series A convertible preferred stock will be outstanding.

COMMON STOCK

    VOTING RIGHTS. Holders of issued and outstanding shares of Digital Fusion common stock will be entitled to one vote per share held.

    DIVIDENDS. Holders of common stock will be entitled to receive dividends and other distributions when and if declared by the Digital Fusion board of directors, subject to the rights of the holders of shares of any series of preferred stock.

    LIQUIDATION RIGHTS. In the event of the liquidation of Digital Fusion, subject to the rights, if any, of the holders of any outstanding shares of preferred stock, the holders of Digital Fusion common stock shall be entitled to share, ratably according to the number of shares of common stock held by them, in the remaining assets of Digital Fusion available for distribution to its stock.

    PREEMPTIVE RIGHTS. The holders of Digital Fusion common stock will not have preemptive rights to purchase or subscribe for any stock or any other securities of Digital Fusion.

    LISTING.  Digital Fusion intends to apply to list is common stock on the
Nasdaq SmallCap Market under the symbol "      ."

PREFERRED STOCK

SERIES A CONVERTIBLE PREFERRED STOCK

    DESIGNATION. Of the 15 million authorized shares of preferred stock, upon completion of the business combination, a total of 757,269 shares of Digital Fusion's preferred stock will be designated the "series A convertible preferred stock."

    DIVIDENDS. Digital Fusion may, but shall not be obligated to, from time to time declare and accrue or pay to the holders of outstanding series A preferred stock dividends payable in cash, property or securities of Digital Fusion. If Digital Fusion declares and pays a dividend or other distribution with respect to the common stock, the Digital Fusion board of directors shall also declare and pay a dividend on the same terms, at the same or equivalent rate (based on the number of shares of common stock into which the series A preferred stock may then be convertible, or, otherwise, the relative liquidation preference per share, as compared with the series A preferred stock then outstanding) and in like kind upon each share of series A preferred stock then outstanding, so that all shares of series A preferred stock will participate in such dividend ratably with the shares of common stock.

    LIQUIDATION RIGHTS. In the event of the liquidation of Digital Fusion, subject to the rights of the holders of outstanding shares of any class or series of Digital Fusion capital stock which by its or their terms ranks senior to the series A preferred stock, the holders of Digital Fusion series A preferred stock will receive, before any distribution is made to the holders of Digital Fusion common stock or any other class or series of capital stock which by its or their terms ranks junior to the series A preferred stock, the stated value of the series A preferred stock (initially $6.93281) for each share owned by them plus any accrued but unpaid dividends. If the assets of Digital Fusion available for distribution upon liquidation are insufficient to pay the amount due to the holders of the series A preferred stock, then the holders of the series A preferred stock will share in the distribution of the available assets ratably in proportion to the respective amounts that they would otherwise have been entitled to receive had all such amounts been paid in full. If there are remaining assets after payment to the holders of the series A preferred stock, then the holders of series A preferred stock will share in the distribution of these remaining assets with the holders of the common stock and any holders of capital stock convertible into common stock pro rata in proportion to the number of shares of common stock held by them or issuable to them upon conversion, as the case may be.

    VOTING RIGHTS; APPOINTMENT OF DIRECTORS. Other than the election of directors, the holders of series A preferred stock will be entitled to vote, together with the holders of common stock, as one class, on all matters as to which holders of common stock shall be entitled to vote, except as otherwise required by Delaware Law. In any such vote, each share of series A preferred stock will be entitled to the number of votes per share as equals the number of whole shares of common stock into which such share of series A preferred stock is then convertible. As long as 25% of the shares of series A preferred stock remain outstanding, the holders of shares of series A preferred stock, voting separately as a single class, shall have the right to elect two members to the board of directors of Digital Fusion. Any director elected by the holders of series A preferred stock may be removed from the board of directors only by the affirmative vote of the holders of a majority of the series A preferred stock, voting separately as a single class. Any vacancy created by the removal, resignation or death of any director elected by the holders of the series A preferred stock may be filled only by the vote of the remaining director elected by the holders of the series A preferred stock.

    CONVERSION. The holders of shares of series A preferred stock may convert any of their shares at any time and from time to time into shares of Digital Fusion common stock. The rate of shares of common stock to be issued upon a combination will be determined by multiplying the number of shares being converted by the conversion rate, which shall be the stated value of each share ($6.93281) divided by the conversion value (initially equal to the stated value). Adjustments will be made to the conversion value in the event of certain issuances by Digital Fusion of shares of common stock (including securities convertible into or exchangeable for common stock) at a price per share less than the conversion value or as a dividend or other distribution, or in the event of the subdivision, combination or reverse stock split of the then outstanding shares of common stock. In the event that any outstanding shares of series A preferred stock are not converted by their holders, then the outstanding shares of series A preferred stock shall automatically be converted without any further action by the holders immediately prior to an underwritten public offering by Digital Fusion of its common stock in which the proceeds to Digital Fusion are at least $25 million, or upon the conclusion of a 30-day period in which the average closing price of the common stock for any 20 trading days during such period is at least 2.5 times the stated value, or upon the third anniversary of the date of issuance of the series A preferred stock.

    REDEMPTION. There is no provision for the redemption by Digital Fusion of the series A preferred stock.

OTHER PREFERRED STOCK

    The Digital Fusion board of directors will have the authority, subject to any limitations established by law, without further stockholder approval to issue from time to time up to an additional 14,242,731 shares of preferred stock in one or more series. The Digital Fusion board of directors may fix the number of shares, designations, powers, preferences and special rights of the preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Digital Fusion common stock or adversely affect the rights and powers, including voting rights, of holders of common stock.

    The purpose of authorizing Digital Fusion board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of the outstanding voting stock of Digital Fusion. Digital Fusion has no present plans to issue any shares of preferred stock other than the shares of series A preferred stock discussed above.

ANTI-TAKEOVER CONSIDERATIONS

    Delaware Law and the amended and restated certificate of incorporation and amended and restated by-laws of Digital Fusion contain provisions which may have the effect of discouraging transactions that involve an actual or threatened change in control of Digital Fusion. See "Comparison of Rights of Digital Fusion Stockholders, IBS Interactive Stockholders and Infonautics Shareholders-- Charter Amendments" on page 109, "--Amendments to By-Laws" on page 110, "--Notice of Stockholder Action" on page 111 and "--State Anti-Takeover Statutes" on page 115.

              COMPARISON OF RIGHTS OF DIGITAL FUSION STOCKHOLDERS, IBS INTERACTIVE STOCKHOLDERS AND INFONAUTICS SHAREHOLDERS

    Digital Fusion and IBS Interactive are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Digital Fusion capital stock and IBS Interactive capital stock arise primarily from differences in their respective certificates of incorporation and by-laws. However, Infonautics is organized under the laws of the Commonwealth of Pennsylvania, so that differences in the rights of holders of Digital Fusion capital stock and Infonautics capital stock arise both from differences between their charters and by-laws and also from differences between Delaware law and Pennsylvania law. Upon completion of the business combination, holders of IBS Interactive common stock and holders of Infonautics common stock will become holders of Digital Fusion common stock, and their rights will be governed by Delaware law and the Digital Fusion certificate of incorporation and by-laws.

    This section of the joint proxy statement/prospectus describes the material differences between the rights of IBS Interactive stockholders and Infonautics shareholders. This section also includes a brief description of the material rights that Digital Fusion stockholders are expected to have following completion of the business combination, although in some cases the board of directors of Digital Fusion retains the discretion to alter those rights without stockholder consent. This section does not include a complete description of all differences among the rights of these stockholders or shareholders, nor does it include a complete description of the specific rights of these stockholders and shareholders. In addition, the identification of some of the differences in the rights of these stockholders and shareholders as material is not intended to indicate that other differences that are equally important do not exist. All IBS Interactive stockholders and Infonautics shareholders are urged to read carefully the relevant provisions of Delaware law and Pennsylvania law, respectively, as well as the certificates of incorporation or articles of incorporation, as the case may be, and by-laws of each of IBS Interactive, Infonautics and Digital Fusion. Copies of the forms of amended and restated certificate of incorporation and amended and restated by-laws for Digital Fusion are attached to this joint proxy statement/prospectus as Annexes 12 and 13, respectively. Copies of the certificate of incorporation or articles of incorporation, as the case may be, and by-laws of IBS Interactive and Infonautics will be sent to IBS Interactive stockholders and Infonautics shareholders, as applicable, upon request. See "Where You Can Find More Information."

CAPITALIZATION

    IBS INTERACTIVE.

    The authorized capital stock of IBS Interactive consists of:

       (1) Eleven million shares of IBS Interactive common stock (6,851,748 outstanding as of September 14, 2000); and

       (2) One million shares of IBS Interactive preferred stock (none of which are outstanding).

    Simultaneously with the completion of the business combination, IBS Interactive will be obligated to issue an additional 256,602 shares of common stock pursuant to antidilution provisions of various private placement agreements.

    INFONAUTICS.

    The authorized capital stock of Infonautics consists of:

       (1) 50 million shares of Infonautics class A common stock (12,675,406 outstanding as of August 31, 2000). This is the class of stock to which we have referred as Infonautics common stock in this joint proxy statement/prospectus;

       (2) 100,000 shares of Infonautics class B common stock (none of which are outstanding);

       (3) Two million shares of Infonautics class C common stock (none of which are issued); and

       (4) 1.25 million shares of Infonautics preferred stock.

    DIGITAL FUSION.

    For a description of the authorized capital stock of Digital Fusion, see "Description of Digital Fusion Capital Stock--Authorized Capital Stock."

VOTING RIGHTS

    IBS INTERACTIVE.

    Each holder of IBS Interactive common stock has the right to cast one vote for each share of IBS Interactive common stock held of record on all matters submitted to a vote of stockholders of IBS Interactive, including the election of directors. Holders of IBS Interactive common stock have no cumulative voting rights.

    INFONAUTICS.

    Each holder of Infonautics common stock has the right to cast one vote for each share of Infonautics common stock held of record on all matters submitted to a vote of shareholders of Infonautics, including the election of directors. Infonautics shareholders have no cumulative voting rights.

    DIGITAL FUSION.

    Each holder of Digital Fusion common stock will have the right to cast one vote for each share of Digital Fusion common stock held of record on all matters submitted to a vote of stockholders of Digital Fusion, including the election of directors. Holders of Digital Fusion common stock have no cumulative voting rights. For a description of the voting rights that will be granted to holders of Digital Fusion preferred stock, see "Voting Rights" for each of Digital Fusion common stock and series A preferred stock, under "Description of Digital Fusion Capital Stock."

NUMBER AND ELECTION OF DIRECTORS

    IBS INTERACTIVE.

    The IBS Interactive restated by-laws provide that the IBS Interactive board of directors will consist of not less than three nor more than nine directors, provided that the IBS Interactive board of directors, by the vote of a majority of the entire board, may increase the number of directors to a maximum of fifteen. The board of directors of IBS Interactive has seven members.

    The IBS Interactive restated by-laws provide that members of the IBS Interactive board of directors are elected to serve a term of one year or until their successors are elected and qualified.

    INFONAUTICS.

    The Infonautics bylaws, as amended, provide that the Infonautics board of directors will consist of a number of directors between one and eight, such number to be fixed from time to time by the Infonautics board of directors. There are currently five members of the Infonautics board. The Infonautics bylaws provide that members of the Infonautics board of directors are elected to serve until the expiration of the term for which he or she was elected and until such director's successor has been are selected and qualified or until such director's earlier death, resignation or removal. Pennsylvania law provides that, unless the board of directors is classified, the term of office shall be one year.

    DIGITAL FUSION.

    The Digital Fusion amended and restated by-laws provide that board of directors will consist of not less than two nor more than eleven directors, provided that the Digital Fusion board of directors, by the vote of a majority of the entire board, may increase the number of directors to a maximum of fifteen. After completion of the business combination, the board of directors of Digital Fusion will consist of eleven members, three of whom will be designated by IBS Interactive, three of whom will be designated by Infonautics, two of whom will be designated by First Avenue and three of whom will be designated jointly by IBS Interactive, Infonautics and First Avenue.

    The Digital Fusion amended and restated by-laws provide that members of the Digital Fusion board of directors are elected to serve a term of one year or until their successors are elected and qualified.

VACANCIES ON THE BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS

    IBS INTERACTIVE.

    Delaware law provides that if, at the time of the filling of any vacancy or newly created directorship, the directors then in office constitute less than a majority of the authorized number of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the outstanding stock of the corporation having the right to vote for such directors, order an election to be held to fill the vacancy or replace the directors selected by the directors then in office. Delaware law also provides that, except in the case of a classified board of directors or where cumulative voting applies, a director, or the entire board of directors, of a corporation may be removed, with or without cause, by the affirmative vote of a majority of the shares of the corporation entitled to vote at an election of directors.

    The IBS Interactive restated by-laws provide that vacancies on the IBS Interactive board of directors, including vacancies resulting from any increase in the authorized number of directors, may be filled by the vote of a majority of the directors then in office, although less than a quorum.

    The IBS Interactive restated by-laws provide that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of IBS Interactive capital stock entitled to vote generally in the election of directors, voting together as one group.

    INFONAUTICS.

    Under the Pennsylvania corporate law, the board of directors may be removed at any time with or without cause by the vote of shareholders entitled to vote thereon. Furthermore, the articles of incorporation of a corporation may not prohibit the removal of directors by the shareholders for cause. Pennsylvania corporate law and the Infonautics bylaws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining directors though less than a quorum, or by a sole remaining director, and each person so selected shall be a director to serve for the balance of the unexpired term and until his or her successor has been selected and qualified or until his or her earlier death, resignation or removal.

    The Infonautics bylaws provide that directors may be removed with or without cause by the vote of the shareholders entitled to elect directors, provided, however, that an individual director shall not be removed (unless the entire board is removed) if sufficient votes are cast against the resolution for his or her removal, if cumulatively voted at an annual meeting or other election directors, would be sufficient to elect one or more directors to the board. The Infonautics bylaws also provide that the board of directors may declare vacant the office of a director if such director (i) has been judicially declared of unsound mind, (ii) has been convicted of an offense punishable by imprisonment for a term of more than one year, or (iii) within 60 days after notice of his or her election, such director does not accept such office in writing or by attending a meeting of the board of directors and fulfilling other requirements of qualification as the bylaws or articles of incorporation may provide.

    DIGITAL FUSION.

    The Digital Fusion amended and restated by-laws provide that vacancies on the Digital Fusion board of directors, including vacancies resulting from any increase in the authorized number of directors, may be filled by the vote of a majority of the directors then in office, although less than a quorum, provided, however, that any vacancy created by the removal, resignation or death of any director elected by the holders of the series A preferred stock may be filled only by the vote of the remaining director elected by the holders of the series A preferred stock.

    The Digital Fusion amended and restated by-laws provide that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of Digital Fusion capital stock entitled to vote generally in the election of directors, provided, however, that any director elected by the holders of the series A preferred stock may be removed only by the holders of the series A preferred stock voting separately as a class.

CHARTER AMENDMENTS

    IBS INTERACTIVE.

    Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation's board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation's certificate of incorporation. The IBS Interactive restated certificate of incorporation provides that IBS Interactive may amend or repeal any provision of the IBS Interactive restated certificate of incorporation in any manner prescribed by Delaware law.

    INFONAUTICS.

    Under the Pennsylvania corporate law, unlike the Delaware corporate law, an amendment to the articles only requires the approval of the board of directors followed by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote. Furthermore, the Pennsylvania corporate law provides that, unless otherwise provided in the articles, an amendment of the articles of a corporation need not be adopted by the board of directors prior to its submission to the shareholders for approval if it is proposed by a petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon. In addition, under the Pennsylvania corporate law, shareholder approval is not required for certain non-material amendments, such as a change in the corporate name, a provision for perpetual existence or, if the corporation has only one class of shares outstanding, a change in the number and par value of the authorized shares to effect a stock split.

    DIGITAL FUSION.

    Digital Fusion's amended and restated certificate of incorporation provides that Digital Fusion may amend or repeal any provision of the certificate of incorporation in any manner prescribed by Delaware law.

AMENDMENTS TO BY-LAWS

    IBS INTERACTIVE.

    Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal by-laws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the by-laws, even though the board may also be delegated the power. The IBS Interactive restated certificate of incorporation authorizes the IBS Interactive board of directors to adopt, amend or repeal any provision of the IBS Interactive restated by-laws by a majority vote of the board of directors. The IBS Interactive restated by-laws also provide that the affirmative vote of the holders of 67% or more of the then issued and outstanding shares of capital stock entitled to vote thereon will be required for stockholders to amend or repeal any provision of the by-laws relating to special stockholder meetings, notice of stockholder meetings, business brought before an annual meeting, removal of directors, filling vacancies on the board of directors and nominations of directors. Any other amendment effected by the stockholders of IBS Interactive will require the affirmative vote of the holders of a majority of the then issued and outstanding shares of capital stock entitled to vote thereon.

    INFONAUTICS.

    Under the Pennsylvania corporate law, bylaws may be adopted, amended and repealed by the shareholders entitled to vote thereon. This authority may be expressly vested in the board of directors by the bylaws, subject to the power of the shareholders to change such action, unless the subject of the amendment is solely within the province of the shareholders. The Infonautics bylaws vest the board of directors with the authority to adopt, amend or repeal bylaws subject to the power of the shareholders to make or repeal bylaws.

    DIGITAL FUSION.

    The Digital Fusion amended and restated certificate of incorporation authorizes the Digital Fusion board of directors to adopt, amend or repeal the Digital Fusion by-laws by a majority vote of the board of directors. The Digital Fusion amended and restated by-laws also provide that the affirmative vote of the holders of 67% or more of the then issued and outstanding shares of Digital Fusion capital stock entitled to vote thereon will be required for stockholders to amend or repeal any provision of the by-laws relating to special stockholder meetings, notice of stockholder meetings, business brought before an annual stockholder meeting, removal of directors, filling vacancies on the board of directors and nominations of directors. Any other amendment effected by the stockholders of Digital Fusion will require the affirmative vote of the holders of a majority of the then issued and outstanding shares of capital stock entitled to vote thereon.

ACTION BY WRITTEN CONSENT

    IBS INTERACTIVE.

    Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. The IBS Interactive restated certificate of incorporation does not provide for any limitation on written consents by stockholders.

    INFONAUTICS.

    Under the Pennsylvania corporate law, unless the bylaws of a corporation provide otherwise, any corporate action may be taken by the shareholders without a meeting, by unanimous written consent. In addition, if the bylaws so provide, any corporate action may be taken without a meeting, by partial written consent (i.e., consent of the shareholders who would have been entitled to cast a minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting). However, if an action is approved by partial written consent, the action does not become effective until after at least 10 days written notice of the action has been given to each shareholder entitled to vote thereon who did not consent thereto. The Infonautics bylaws allow shareholders to take action without a meeting by partial written consent.

    DIGITAL FUSION.

    The Digital Fusion amended and restated certificate of incorporation does not provide for any limitation on written consents by stockholders.

ABILITY TO CALL SPECIAL MEETINGS

    IBS INTERACTIVE.

    The IBS Interactive by-laws provide that special meetings of IBS Interactive stockholders may be called by IBS Interactive's board of directors, the president of IBS Interactive or by stockholders holding at least ten percent of the outstanding shares entitled to a vote at a regularly scheduled meeting of stockholders.

    INFONAUTICS.

    Under the Pennsylvania corporate law, special meetings of shareholders may be called by the board of directors, by any officer or other persons as provided in the bylaws, and, unless otherwise provided in the articles, by shareholders entitled to cast at least 20 percent of the votes that all shareholders are entitled to cast at a particular meeting. The Infonautics bylaws provide that special meetings of shareholders may be called by the board of directors and by shareholders entitled to cast at least 20 percent of the votes that all shareholders are entitled to cast at a particular meeting

    DIGITAL FUSION.

    The Digital Fusion amended and restated by-laws provide that special meetings of Digital Fusion stockholders may be called by Digital Fusion's board of directors, the president of Digital Fusion or by stockholders holding at least ten percent of the outstanding shares entitled to a vote at a regularly scheduled meeting of stockholders.

NOTICE OF STOCKHOLDER ACTION

    IBS INTERACTIVE.

    The IBS Interactive by-laws provide that, at any annual meeting of stockholders, only business that is properly brought before the meeting will be conducted. To be properly brought before the annual meeting, business must be:

       - specified in the notice of the meeting;

       - brought before the meeting by or at the direction of the IBS Interactive board of directors; or

       - properly brought by a record stockholder.

    For business to be properly brought before an annual meeting by a stockholder, including the nomination of candidates for election to the IBS Interactive board of directors, the stockholder must give written notice to the secretary of IBS Interactive not less than 120 days prior to the anniversary date of the immediately preceding annual meeting. If the date of the annual meeting is more than 30 days earlier or more than 30 days later than the anniversary date of the preceding meeting, then the stockholder must deliver written notice to the secretary of IBS Interactive not later than ten days following the day on which public announcement of the date of the annual meeting is made.

    A stockholder's notice to IBS Interactive must set forth the following:

       - all information required to be disclosed in solicitations of proxies for election of directors relating to any person that the stockholder proposes to nominate for election or re-election as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

       - a brief description of any other business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed; and

       - the stockholder's name and address as they appear on IBS Interactive's books and the class and number of shares of IBS Interactive capital stock which are beneficially owned by the stockholder.

    The chairman of any IBS Interactive stockholder meeting has the power to determine whether the nomination or proposal was made by the stockholder in accordance with the advance notice procedures set forth in the IBS Interactive restated by-laws.

    INFONAUTICS.

    The Pennsylvania corporate law, like the Delaware corporate law, does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting. The Infonautics bylaws have no restrictions on nominations for directors by shareholders.

    DIGITAL FUSION.

    The Digital Fusion amended and restated by-laws provide that, at any annual meeting of stockholders, only business that is properly brought before the meeting will be conducted. To be properly brought before the annual meeting, business must be:

       - specified in the notice of the meeting;

       - brought before the meeting by or at the direction of the Digital Fusion board of directors; or

       - properly brought by a record stockholder.

    For business to be properly brought before an annual meeting by a stockholder, including the nomination of candidates for election to the Digital Fusion board of directors, the stockholder must give written notice to the secretary of Digital Fusion not less than 120 days prior to the anniversary date of the immediately preceding annual meeting. If the date of the annual meeting is more than 30 days earlier or more than 30 days later than the anniversary date of the preceding meeting, then the stockholder must deliver written notice to the secretary of Digital Fusion not later than ten days following the day on which public announcement of the date of the annual meeting is made.

    A stockholder's notice to Digital Fusion must set forth the following:

       - all information required to be disclosed in solicitations of proxies for election of directors relating to any person that the stockholder proposes to nominate for election or re-election as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

       - a brief description of any other business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed; and

       - the stockholder's name and address as they appear on Digital Fusion's books and the class and number of shares of Digital Fusion capital stock which are beneficially owned by the stockholder.

    The chairman of any annual meeting of Digital Fusion's stockholders may refuse to permit any business to be brought before the meeting that fails to comply with the advance notice procedures set forth in Digital Fusion's by-laws.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

    IBS INTERACTIVE.

    Delaware law provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty, except for:

       - a breach of the duty of loyalty to the corporation or its stockholders;

       - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

       - payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or

       - any transaction from which the director derived an improper personal benefit.

    The IBS Interactive restated certificate of incorporation provides that, to the fullest extent Delaware law permits the limitation or elimination of the liability of directors, no director of IBS Interactive will be liable to IBS Interactive or its stockholders for monetary damages for breach of fiduciary duty as a director.

    INFONAUTICS.

    Under the Pennsylvania corporate law, a corporation may include in its bylaws a provision, adopted by a vote of its shareholders, that eliminates the personal liability of its directors, as such, for monetary damages for any action taken or the failure to take any action unless:

       - such directors have breached or failed to perform their duties under the Pennsylvania corporate law; and

       - the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

    A Pennsylvania corporation is not empowered, however, to eliminate personal liability where the responsibility or liability of a director is pursuant to any criminal statute or is for the payment of taxes pursuant to any federal, state or local law.

    The Infonautics bylaws provide for limitation of the liability of directors in accordance with the Pennsylvania corporate law explained above.

    DIGITAL FUSION.

    The Digital Fusion certificate of incorporation provides that, to the fullest extent Delaware law permits the limitation or elimination of the liability of directors, no director of Digital Fusion will be liable to Digital Fusion or its stockholders for monetary damages for breach of fiduciary duty as a director.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    IBS INTERACTIVE.

    Under Delaware law, a corporation generally may indemnify directors and officers:

    - for actions taken in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interests of the corporation; and

    - with respect to any criminal proceeding, they had no reasonable cause to believe that their conduct was unlawful.

    In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification. The IBS Interactive restated certificate of incorporation and restated by-laws provide that IBS Interactive will indemnify its officers, directors, employees and agents to the fullest extent permitted by Delaware law. This right to indemnification is not exclusive of any other rights to which any person may be entitled under IBS Interactive's certificate of incorporation, by-laws, agreement, vote of stockholders or directors or otherwise.

    IBS Interactive is authorized to purchase and maintain insurance on behalf of its directors, officers, employees and agents.

    INFONAUTICS.

    The provisions of the Pennsylvania corporate law regarding indemnification are substantially similar to those of the Delaware corporate law. Unlike the Delaware corporate law, however, the Pennsylvania corporate law expressly permits indemnification in connection with any action, including a derivative action, unless a court determines that the acts or omissions giving rise to the claim constituted willful misconduct or recklessness. The Infonautics bylaws provide that any person who was or is a party or is threatened to be made a party to, or is in involved in (as a witness or otherwise) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of Infonautics or otherwise, because that person is or was a director or officer, or is or was serving at the request of Infonautics as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise will be indemnified and held harmless by Infonautics to the fullest extent permitted by Pennsylvania law. The indemnification rights conferred by Infonautics are not exclusive of any other right which persons seeking indemnification may be entitled under any statute, the Infonautics bylaws, any agreement, vote of shareholders or directors or otherwise.

    Infonautics is authorized to purchase and maintain insurance on behalf of its directors, officers, employees and agents.

    In addition, Infonautics may pay expenses incurred by its directors and officers in defending a civil or criminal action, suit or proceeding because they are directors or officers in advance of the final disposition of the action, suit or proceeding. The payment of expenses will be made only if Infonautics receives an undertaking by or on behalf of a director or officer to repay all amounts advanced if it is ultimately determined by a court that the director or officer is not entitled to be indemnified by Infonautics.

    DIGITAL FUSION.

    The Digital Fusion certificate of incorporation and by-laws provide that Digital Fusion will indemnify its officers, directors, employees and agents to the fullest extent permitted by Delaware law. This right to indemnification is not exclusive of any other rights to which any person may be entitled under Digital Fusion's certificate of incorporation, by-laws, agreement, vote of stockholders or directors or otherwise.

    Digital Fusion is authorized to purchase and maintain insurance on behalf of its directors, officers, employees and agents.

STATE ANTI-TAKEOVER STATUTES

    IBS INTERACTIVE.

    Under the business combination statute of Delaware law, a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation's voting stock for a three year period following the time the stockholder became an interested stockholder, unless:

    - prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

    - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

    A business combination generally includes:

    - mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

    - specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

    - other transactions resulting in a disproportionate financial benefit to an interested stockholder.

    The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or by-laws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

    Because IBS Interactive has not adopted any provision in its restated certificate of incorporation to "opt-out" of the Delaware business combination statute, the statute is applicable to business combinations involving IBS Interactive.

    INFONAUTICS.

    Unlike under the Delaware corporate law, the Pennsylvania corporate law provides for several anti-takeover provisions which apply to "registered" corporations." A "registered corporation" is a generally a corporation that has a class or series of shares entitled to vote in the election of directors registered under the Securities Exchange Act of 1934. However, pursuant to its amended and restated articles of incorporation, Infonautics has elected to "opt-out" of substantially all of the anti-takeover provisions of the Pennsylvania corporate law.

    Infonautics is subject to provisions of the Pennsylvania corporate law prohibiting "business combination" transactions with a person that becomes a "beneficial owner" of shares representing 20% or more of the voting power in an election of directors of Infonautics unless:

    - the business combination or the acquisition of the 20% interest is approved by the board of Infonautics prior to the date the 20% interest is acquired;

    - the person beneficially owns at least 80% of the outstanding shares and the business combination is approved by a majority vote of the disinterested shareholders, and satisfies certain minimum price and other conditions prescribed in the Pennsylvania corporate law;

    - the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired; or

    - the business combination is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired, and satisfies certain minimum price and other conditions prescribed in the Pennsylvania corporate law.

    A "business combination" includes mergers, consolidations, asset sales, share exchanges, divisions of a registered corporation or any subsidiary thereof and other transactions resulting in a disproportionate financial benefit to an interested shareholder.

    The Pennsylvania corporate law contains other provisions applicable to Pennsylvania corporations that may be deemed to have an anti-takeover effect. For instance, under Section 1715 of the Pennsylvania corporate law, directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in considering the best interests of the corporation. The directors may consider, to the extent they deem appropriate, such factors as:

    - the effects of any action upon any group affected by that action, including shareholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located;

    - the short term and long term interests of the corporation, including benefits that may accrue to the corporation from its long term plans and the possibility that these interests may be best served by the continued independence of the corporation;

    - the resources, intent and conduct of any person seeking to acquire control of the corporation; and

    - all other pertinent factors.

    The Pennsylvania corporate law also provides directors with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

    DIGITAL FUSION.

    Because the Digital Fusion certificate of incorporation does not include any provision to "opt-out" of the Delaware business combination statute, the statute will apply to business combinations involving Digital Fusion.

          MANAGEMENT OF DIGITAL FUSION AFTER THE BUSINESS COMBINATION

BOARD OF DIRECTORS OF DIGITAL FUSION

    MEMBERS OF THE DIGITAL FUSION BOARD OF DIRECTORS. The reorganization agreement provides that, upon completion of the business combination, the board of directors of Digital Fusion will be comprised of eleven individuals, three of whom will be designated by IBS Interactive, three of whom will be designated by Infonautics, two of whom will be designated by First Avenue and three of whom will be independent directors jointly selected by IBS Interactive, Infonautics and First Avenue.

    The following persons will be the directors of Digital Fusion upon completion of the business combination.

NAME                                                   AGE        DESIGNATED BY:
----                                                 --------   -------------------
Richard Masterson..................................     40      First Avenue
Glenn Rieger.......................................     41      First Avenue
Nicholas R. Loglisci, Jr...........................     38      IBS Interactive
Roy E. Crippen, III................................     41      IBS Interactive
Ahmad Al-Khaled....................................     34      IBS Interactive
David Van Riper Morris.............................     45      Infonautics
Lloyd N. Morrisett.................................     70      Infonautics

    The third designee of Infonautics will be named prior to completion of the business combination, and the persons to be selected as independent directors will be named prior to or as promptly as practicable following completion of the business combination.

COMPENSATION OF DIRECTORS

    In accordance with existing practice of IBS Interactive and Infonautics, we expect that directors of Digital Fusion who are also full-time employees of Digital Fusion or any of its subsidiaries will receive no additional compensation for their services as directors. Each non-employee director of Digital Fusion will receive compensation for service on the Digital Fusion board as determined by the Digital Fusion board of directors.

EXECUTIVE OFFICERS OF DIGITAL FUSION

    The principal executive officers of Digital Fusion upon completion of the business combination will be as follows:

NAME                              AGE                        TITLE
----                            --------   ------------------------------------------
Richard Masterson.............     40      Managing Director, Chairman and Chief
                                           Executive Officer
David Van Riper Morris........     45      Managing Director, Chief Operating Officer
Nicholas R. Loglisci, Jr......     38      Managing Director, President
Howard B. Johnson.............     41      Managing Director, Chief Financial Officer
Roy E. Crippen, III...........     41      Managing Director, President, Digital
                                           Fusion Services
Gerard J. Lewis, Jr...........     40      Managing Director, General Counsel

BIOGRAPHICAL INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

    Mr. Masterson will serve as Chairman and Chief Executive Officer and as a director of Digital Fusion on completion of the business combination.
Mr. Masterson has served as Chief Executive Officer of First Avenue, a Philadelphia based private equity and management consulting firm, since its inception in July 2000. Mr. Masterson is also a director of several private companies, including Taho Commerce Group, LLC and Giving Capital. In 1999,
Mr. Masterson became a limited partner in Cross Atlantic Capital Partners, a venture capital firm with offices in Philadelphia, London and Dublin.
Mr. Masterson was a founder of US Interactive, a publicly held Internet professional services company, in 1994. He served as its Vice President of Business Development from 1994 until July 1998 and its President from July 1998 through May 1999. Following his resignation from US Interactive, Mr. Masterson acted as caregiver for a terminally ill parent through November 1999. From December 1999 until the present, he has acted as a consultant for a variety of business enterprises.

    Mr. Morris will serve as Chief Operating Officer and as a director of Digital Fusion on completion of the business combination. He currently is Secretary and Treasurer and a director of Digital Fusion. Mr. Morris has served as Chief Executive Officer of Infonautics since March 1998 and as President and a director of Infonautics since September 1995. He served as Chief Operating Officer of Infonautics from September 1995 until March 1998. From 1992 to September 1995, Mr. Morris held various vice president and general management positions at Legent Corporation, a systems management software company.

    Mr. Loglisci serves as President and as a director of Digital Fusion and will continue to do so following the completion of the business combination. Mr. Loglisci, a founder of IBS Interactive, has served as IBS Interactive's Chairman of the Board, Chief Executive Officer and President and as a director since IBS Interactive's inception in February 1995.

    Mr. Johnson has served as Chief Financial Officer of Digital Fusion since September 15, 2000. Mr. Johnson has served as Chief Financial Officer of IBS Interactive since May 1999. Prior to joining IBS Interactive, he was Chief Executive Officer of MedWorks Corporation, a medical device company he founded in 1995. From 1993 to 1995, he was President of HJ Technologies, Inc., a venture capital company focused on making investments in start-up and early-stage companies. From 1983 to 1993, he held several positions of increasing responsibility in investment banking with Paine Webber Group, Inc. He holds a BA degree from Harvard College and an MBA degree from Harvard Business School.

    Mr. Crippen will serve as a director of Digital Fusion and as President, Digital Fusion Services on completion of the business combination. Mr. Crippen has served as IBS Interactive's Chief Operating Officer and as a director of IBS Interactive since March 2000. Prior to joining IBS Interactive, he was Chief Operating Officer and a director of digital fusion, inc., an Internet consulting firm that IBS Interactive acquired in March 2000. Before co-founding digital fusion in March 1999, Mr. Crippen was the Executive Vice President and Chairman of PowerCerv Technologies Corporation, an enterprise resource planning software company. Between 1992 and March 1999, Mr. Crippen held several positions with PowerCerv, including Executive Vice President, Chief Operating Officer, Chief Technology Officer and Vice Chairman. In 1996, Mr. Crippen was co-recipient of the Ernst & Young/ USA Today/NASDAQ Florida Entrepreneur of the Year award in the technology division. Mr. Crippen holds a degree in computer engineering from the University of South Florida.

    Mr. Lewis will serve as General Counsel of Digital Fusion on completion of the business combination. Mr. Lewis was named Vice President and General Counsel and Assistant Secretary of Infonautics in February 1997. From May 1996 to February 1997, Mr. Lewis served as Corporate Counsel & Director of Business Development. Prior to joining Infonautics in May 1996, Mr. Lewis was in private law practice with Reed Smith Shaw & McClay LLP in Philadelphia, Pennsylvania, where he practiced in the intellectual property and technology law and related corporate areas since 1992. Mr. Lewis was appointed Secretary of Infonautics in September 1999.

    Mr. Rieger will serve as a director of Digital Fusion on completion of the business combination. Mr. Rieger has been President of Cross Atlantic Capital Partners, Inc., General Partner and manager of two venture funds since
April 1999. From January 1998 until April 1999, Mr. Rieger was Senior Vice President in charge of business development for Safeguard Scientifics, Inc., and from January 1994 until

January 1998, he was Vice President of Safeguard Scientifics. He also serves on the board of directors of GainCapital, Track Access, Doublespace, Openet Telecom and The Haverford School. He is a graduate of Colby College and has an MBA from the Wharton School of the University of Pennsylvania.

    Mr. Al-Khaled will serve as a director of Digital Fusion on completion of the business combination. Mr. Al-Khaled has served as a director of IBS Interactive since April 2000. Mr. Al-Khaled has been the Chief Operating Officer of TeKBanC.com Limited since March 2000. Mr. Al-Khaled is also the Assistant Deputy Director and head of the Investment Funds Division at the Kuwait Fund for Arab Economic Development's Investment Department, which he joined in
September 1995. He also serves on the board of directors of incuVest LLC, a U.S.-based creator and operator of leading-edge technology companies, Brask Management, a U.K.-based sports management firm, and Tech Pacific, a Hong Kong-based technology services company. Mr. Al-Khaled holds a BA degree from California State University.

    Dr. Morrisett will serve as a director of Digital Fusion on completion of the business combination. Dr. Morrisett has served as a director of Infonautics since February 1994 and as chairman of the board of directors since March 1998. He is the co-founder of the Children's Television Workshop and served from 1969-1998 as President of The Markle Foundation, a charitable organization.
Dr. Morrisett is a director of WEBS Index Funds, Inc.

COMPENSATION OF EXECUTIVE OFFICERS

    Digital Fusion has not yet paid any compensation to any person expected to become an executive officer of Digital Fusion, except that Digital Fusion has entered in an employment agreement, described below, with Richard Masterson. In addition, the employment agreements of Mr. Loglisci, Mr. Crippen, Mr. Johnson, Mr. Morris, Mr. Lewis and certain other employees of IBS Interactive and Infonautics, described under and "Management of IBS Interactive--Employment Contracts and Termination of Employment and Change of Control Agreements" and "Management of Infonautics--Employment Agreements," will continue in effect after completion of the business combination.

    On July 30, 2000, Digital Fusion entered into an employment agreement with Richard Masterson, pursuant to which Digital Fusion agreed to employ
Mr. Masterson as its Chairman and Chief Executive Officer for a three-year term, effective on completion of the business combination. Under the employment agreement, Mr. Masterson will receive an initial annual base salary of $225,000 that will automatically increase at the rate of 10% per year and at such additional rate or amount, if any, as determined by the compensation committee of the Digital Fusion board of directors. Mr. Masterson is also entitled to receive bonus compensation as the compensation committee of the Digital Fusion board of directors deems appropriate. The employment agreement also provides that Mr. Masterson will receive stock options upon the terms and conditions set forth in a senior executive compensation plan to be developed and as recommended by the compensation committee of the Digital Fusion board of directors.

    If Digital Fusion terminates Mr. Masterson's employment other than for cause, or if Mr. Masterson terminates his employment for good reason, Mr. Masterson is entitled to receive his base salary then in effect for a period of two years after the date of his termination and any performance bonus that he would he would have earned in the year he was terminated, prorated as of the date of termination. In addition, upon any such termination of Mr. Masterson's employment, Mr. Masterson will be entitled to receive medical coverage for such two year period under substantially the same terms that were in effect on the date of termination. All unvested options, warrants or other securities awarded to Mr. Masterson pursuant to Digital Fusion's then current stock option plan or other similar plan will immediately vest and remain exercisable for the duration of the period during which such options, warrants or other securities would have remained exercisable if Mr. Masterson had remained employed by Digital Fusion.

    The employment agreement contains nondisclosure and invention assignment covenants as well as a one-year post termination noncompetition and nonsolicitation covenant. The employment further provides that if within one year following a change of control, as defined in the employment agreement, Mr. Masterson's employment is terminated for any reason other than death, incapacity or disability, then Mr. Masterson will be entitled to receive a lump sum payment equal to two times his annual base salary in effect on the date of the termination plus other amounts that are accrued but unpaid. In addition, all options, warrants or other securities awarded to Mr. Masterson pursuant to Digital Fusion's then current stock option plan or any other similar plan, as of the date of the termination, will immediately vest and remain exercisable for the duration of the period during which such options, warrants or other securities would have remained exercisable if Mr. Masterson had remained employed by Digital Fusion. If any payment to Mr. Masterson upon such a change of control becomes subject to any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, Digital Fusion must pay
Mr. Masterson such additional amount as may be necessary to place him in the same after tax position as if no portion of the payments made upon the change of control had been subject to the excise tax.

                         MANAGEMENT OF IBS INTERACTIVE

NAME                                          AGE                         POSITION
----                                        --------   -----------------------------------------------
Nicholas R. Loglisci, Jr..................     38      Chairman of the Board, Chief Executive Officer,
                                                       President and Director
Roy E. Crippen, III.......................     41      Chief Operating Officer and Director
Frank R. Altieri, Jr......................     33      Chief Information Officer and Director
Howard B. Johnson.........................     41      Chief Financial Officer
Brian W. Seidman..........................     36      General Counsel and Secretary
Susan Holloway Torricelli.................     53      Director
David Faeder..............................     44      Director
Ahmad Al-Khaled...........................     34      Director
Bruce E. Fike.............................     56      Director

    NICHOLAS R. LOGLISCI, JR. Mr. Loglisci, a founder of IBS Interactive, has served as IBS Interactive's Chairman of the Board, Chief Executive Officer and President and as a director since IBS Interactive's inception in February 1995. Prior to founding IBS Interactive, Mr. Loglisci gained corporate experience in a variety of sales, marketing and management positions while working for Motorola Inc. and the Allen Telecom Group. Prior to his corporate experience, Mr. Loglisci served as an officer in the U.S. Army from May 1985 to July 1990. Mr. Loglisci is a graduate of both the U.S. Army's Airborne and Ranger schools. Mr. Loglisci holds a BS degree in Engineering from the United States Military Academy and an MBA degree from New York University's Stern School of Business.

    ROY E. CRIPPEN, III. Mr. Crippen has served as IBS Interactive's Chief Operating Officer and as a director of IBS Interactive since March 2000. Prior to joining IBS Interactive, he was Chief Operating Officer and a director of digital fusion, inc., an Internet consulting firm that IBS Interactive acquired in March 2000. Before co-founding digital fusion in March 1999, Mr. Crippen was the Executive Vice President and Chairman of PowerCerv Technologies Corporation, an enterprise resource planning software company. Between 1992 and March 1999, Mr. Crippen held several positions with PowerCerv, including Executive Vice President, Chief Operating Officer, Chief Technology Officer and Vice Chairman. In 1996, Mr. Crippen was co-recipient of the Ernst & Young/USA Today/NASDAQ Florida Entrepreneur of the Year award in the technology division. Mr. Crippen holds a degree in computer engineering from the University of South Florida.

    FRANK R. ALTIERI, JR. Mr. Altieri has served as Chief Information Officer of IBS Interactive and as a director since joining IBS Interactive in April 1996. From 1993 to 1996, Mr. Altieri was the President of Interactive Networks, Inc., an Internet service provider that IBS Interactive acquired in April 1996. From 1989 to 1993, Mr. Altieri served as the Management Information Systems Director for Nutronic Circuit Co., Inc.

    HOWARD B. JOHNSON. Mr. Johnson has served as Chief Financial Officer of IBS Interactive since May 1999. Prior to joining IBS Interactive, he was Chief Executive Office of MedWorks Corporation, a medical device company he founded in 1995. From 1993 to 1995, he was President of HJ Technologies, Inc., a venture capital company focused on making investments in start-up and early-stage companies. From 1983 to 1993, he held several positions of increasing responsibility in investment banking with Paine Webber Group, Inc. He holds a BA degree from Harvard College and an MBA degree from Harvard Business School.

    BRIAN W. SEIDMAN, ESQ. Mr. Seidman, a founder of IBS Interactive, has served as its General Counsel and Secretary since its inception, and served as a director from inception to February 1998. Since February 1994, Mr. Seidman has also been of counsel to the law firm of Seidman, Silverman and Seidman. From March 1993 to January 1994, Mr. Seidman served as a counsel to the New York State

Senate Transportation Committee. During 1992, Mr. Seidman served as a legislative assistant to U.S. Representative Ron Wyden and also served as counsel to the U.S. House of Representatives Small Business Committee Subcommittee on Regulation, Business, Opportunity and Technology. From
November 1989 to December 1991, Mr. Seidman was associated with the law firm of Cahill, Gordon and Reindel, and from October 1988 to November 1989, Mr. Seidman was associated with the law firm of Cadwalader, Wickersham and Taft.
Mr. Seidman holds a BA degree in political science from Colgate University, summa cum laude, and a JD degree from the Harvard Law School.

    SUSAN HOLLOWAY TORRICELLI. Ms. Torricelli has served as a director of IBS Interactive since May 1998. Since 1988, Ms. Torricelli has been the President of the Susan Torricelli Company, a consulting firm providing development and financial management, governmental affairs, media relations and special event consulting services. Ms. Torricelli holds a BA degree in English and Spanish from the University of Oklahoma.

    DAVID FAEDER. Mr. Faeder has served as a director of IBS Interactive since June 1998. Since 1997, Mr. Faeder has served as President, Chief Financial Officer and a director of Sunrise Assisted Living, Inc., which he joined in 1993 as its Chief Financial Officer. Prior to joining Sunrise Assisted Living,
Mr. Faeder served in the investment banking groups at Morgan Stanley and First Boston. In his ten years on Wall Street, he advised on more than $9 billion of sales and financings. Mr. Faeder began his career at Ernst & Young, LLP as a certified public accountant. Mr. Faeder holds a BA degree in Business Administration from Old Dominion University and an MBA degree with honors from the Darden School at the University of Virginia.

    AHMAD AL-KHALED. Mr. Al-Khaled was appointed as a director of IBS Interactive in April 2000. Mr. Al-Khaled has been the Chief Operating Officer of TeKBanC.com Limited since March 2000. Mr. Al-Khaled is also the Assistant Deputy Director and head of the Investment Funds Division at the Kuwait Fund for Arab Economic Development's Investment Department, which he joined in September 1995. He also serves on the board of directors of incuVest LLC, a U.S.-based creator and operator of leading-edge technology companies, Brask Management, a U.K.-based sports management firm, and Tech Pacific, a Hong Kong-based technology services company. Mr. Al-Khaled holds a BA degree from California State University.

    BRUCE E. FIKE. Mr. Fike was appointed as a director of IBS Interactive in April 2000. Since 1991, Mr. Fike has served as Chairman of Aldenshire Ltd., an investment corporation. Mr. Fike serves on the Investment Board and as Senior Advisor to the Chairman of Greystone Capital Group, LLC, a private equity firm, and is a director of InSITE Services, LLC and Peachtree Franchise Finance, LLC. Mr. Fike is a director of the Center for Puppetry Arts, a not-for-profit organization. He holds a BS degree in Mathematics and Management Science from the University of Akron and studied corporate law at the University of Tennessee College of Law.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

    The following table sets forth compensation paid to IBS Interactive's Chief Executive Officer and its four other most highly-compensated executive officers for the two years ended December 31, 1999.

                                                                                                 LONG-TERM
                                                          ANNUAL COMPENSATION               COMPENSATION AWARDS
                                                 -------------------------------------   -------------------------
                                                                                                        SECURITIES
                                                                        OTHER ANNUAL      RESTRICTED    UNDERLYING
NAME AND PRINCIPAL POSITION             YEAR      SALARY     BONUS     COMPENSATION(1)   STOCK AWARDS    OPTIONS
---------------------------           --------   --------   --------   ---------------   ------------   ----------
Nicholas R. Loglisci, Jr............    1999     $115,000   $15,000        $ 7,200         $      0         5,000
  President & Chief                     1998     $ 75,133   $     0        $ 5,200         $      0             0
  Executive Officer
Clark D. Frederick..................    1999     $115,000   $15,000        $ 4,800         $      0         5,000
  Chief Technology Officer(2)           1998     $ 75,133   $     0        $ 4,800         $      0             0
Frank R. Altieri, Jr................    1999     $115,000   $15,000        $ 4,800         $      0         5,000
  Chief Information Officer             1998     $ 75,133   $     0        $ 4,800         $      0             0
Howard B. Johnson...................    1999     $ 71,875   $     0        $18,200         $      0       150,000
  Chief Financial Officer(3)
Jeffrey E. Brenner..................    1999     $137,500   $     0        $ 5,700         $195,313(6)     15,000
  Chief Operating Officer(4)            1998     $106,618(5) $     0       $ 2,400         $114,000(6)     40,000

------------------------

(1) Represents payment of automobile allowance and, in the case of Mr. Johnson, reimbursement of $15,000 in relocation expenses.

(2) Mr. Frederick resigned as Chief Technical Officer on February 1, 2000, and as a director of IBS Interactive effective April 12, 2000.

(3) Mr. Johnson's employment with IBS Interactive commenced on May 7, 1999.

(4) Mr. Brenner's employment with IBS Interactive commenced on April 18, 1998 and terminated on May 31, 2000.

(5) The 1998 and 1999 compensation for Mr. Brenner was accrued and reflected on IBS Interactive's financial statements. Mr. Brenner elected to defer such compensation.

(6) Pursuant to his original employment agreement with IBS Interactive, Mr. Brenner was granted a restricted stock award on April 30, 1998 of 20,000 shares of IBS Interactive common stock valued at a price of $5.70 per share. The 20,000 shares will vest over a four-year period at the rate of 25% on each anniversary of the date of grant. On March 10, 1999, Mr. Brenner was granted a restricted stock award by the IBS Interactive board of directors of 12,500 shares of IBS Interactive's common stock valued at a price of $15.625 per share. The 12,500 shares will vest over a three-year period at the rate of 33.3% on each anniversary of the date of grant. As of December 31, 1999, the value of the restricted stock awards was $227,500. This calculation is based on the fair market value of IBS Interactive common stock on December 31, 1999. Dividends may be paid on that portion of the restricted stock award that has vested and been issued.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table summarizes options granted during the year ended December 31, 1999 to the executive officers named in the Summary Compensation Table above.

                                                          PERCENT OF TOTAL OPTIONS
                                   NUMBER OF SECURITIES     GRANTED TO EMPLOYEES
                                    UNDERLYING OPTIONS               IN                PER SHARE
NAME                                    GRANTED(1)             FISCAL YEAR(2)        EXERCISE PRICE   EXPIRATION DATE
----                               --------------------   ------------------------   --------------   ---------------
Nicholas R. Loglisci, Jr.........          2,858                                        $17.1875      March 10, 2009
                                           2,142                     1.8%               $  22.00        June 4, 2009
Clark D. Frederick...............          2,858                                        $17.1875      March 10, 2009
                                           2,142                     1.8%               $  22.00        June 4, 2009
Frank R. Altieri, Jr.............          2,858                                        $17.1875      March 10, 2009
                                           2,142                     1.8%               $  22.00        June 4, 2009
Howard B. Johnson................        150,000                    52.3%               $  21.75        June 4, 2009
Jeffrey E. Brenner...............          8,568                                        $  16.00      March 10, 2009
                                           6,432                     5.3%               $  22.00        June 4, 2009

------------------------

(1) These options have been granted pursuant to IBS Interactive's 1998 and 1999 stock option plans. The options granted to Messrs. Loglisci, Frederick and Altieri vest one year from the date of grant. The options granted to Mr. Brenner and Mr. Johnson vest over a three-year period at the rate of 33.3% on each anniversary of the date of grant.

(2) During the year ended December 31, 1999, IBS Interactive granted employees options to purchase an aggregate of 281,880 shares of common stock under its 1998 and 1999 stock option plans.

AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND FISCAL 1999 YEAR-END OPTION
  VALUES

    The following table shows the number of shares covered by both exercisable and unexercisable stock options held by the executive officers named in the Summary Compensation Table as of the year ended December 31, 1999, and the values for exercisable and unexercisable options. No options were exercised during the year ended December 31, 1999 by these executive officers.

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING               VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                                      DECEMBER 31, 1999          AT DECEMBER 31, 1999(1)
                                                 ---------------------------   ---------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                             -----------   -------------   -----------   -------------
Nicholas R. Loglisci, Jr.......................          0          5,000         $     0      $      0
Clark D. Frederick.............................          0          5,000         $     0      $      0
Frank R. Altieri, Jr...........................          0          5,000         $     0      $      0
Howard B. Johnson..............................          0        150,000         $     0      $      0
Jeffrey E. Brenner.............................     10,000         45,000         $46,250      $138,750

------------------------

(1) Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price. This calculation is based on the fair market value at December 31, 1999 of $10.625 per share, less the exercise price.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-OF-CONTROL
  ARRANGEMENTS

EMPLOYMENT AGREEMENTS

    In May 1999, IBS Interactive entered into four-year employment agreements with each of Messrs. Loglisci, Frederick and Altieri, pursuant to which Mr. Loglisci is employed as President and

Chief Executive Officer, Mr. Frederick is employed as Chief Technical Officer and Mr. Altieri is employed as Chief Information Officer. Pursuant to the employment agreements, Messrs. Loglisci, Frederick and Altieri are each entitled to compensation consisting of an annual base salary in the amount of $115,000. In addition, each executive is entitled to a base salary increase of 10% per year, a bonus based on the achievement of certain performance criteria, including profitability, and a monthly automobile allowance. In connection with their employment agreements, Messrs. Loglisci, Frederick and Altieri each was granted an option to purchase 2,142 shares of IBS Interactive common stock at an exercise price equal to $22. If IBS Interactive terminates the employment of any of Messrs. Loglisci, Frederick or Altieri without cause, IBS Interactive will be required to pay to him his annual base salary for a period of two years after termination, and any options and restricted stock then held by him will automatically vest. Each executive is also subject to certain non-competition, confidentiality and non-disclosure of invention obligations pursuant to his employment agreement.

    In May 1999, IBS Interactive also entered into a three-year employment agreement with Mr. Johnson pursuant to which Mr. Johnson is employed as IBS Interactive's Chief Financial Officer. Pursuant to his employment agreement,
Mr. Johnson is entitled to compensation consisting of an initial annual base salary in the amount of $115,000. In addition, Mr. Johnson is entitled to a base salary increase of 10% per year, a bonus based on the achievement of certain performance criteria, including IBS Interactive profitability, and a monthly automobile allowance. On the date Mr. Johnson entered into the employment agreement, IBS Interactive granted to Mr. Johnson options to purchase 150,000 shares of common stock at an exercise price equal to $21.75 per share. In the event Mr. Johnson's employment is terminated for cause by IBS Interactive or by Mr. Johnson without good reason, Mr. Johnson will be entitled to receive compensation accrued and unpaid as of the date of termination. In the event that IBS Interactive terminates Mr. Johnson without cause or Mr. Johnson terminates his employment for good reason, IBS Interactive will be required to pay
Mr. Johnson his annual base salary for a period of one year after termination and any options and restricted stock then held by Mr. Johnson will automatically vest. Mr. Johnson is also subject to certain non-competition, confidentiality and non-disclosure of invention obligations pursuant to his employment agreement.

    Each of the employment agreements entered into between IBS Interactive and Messrs. Loglisci, Frederick, Altieri and Johnson contains a change of control provision. Each employment agreement defines a change of control as either
(1) a transaction that results in a person other than Messrs. Loglisci, Frederick or Altieri (or any person or entity related to or controlled by them) becoming the owner of more than 50% of the total aggregate voting power of IBS Interactive outstanding voting stock; or (2) a period of two consecutive years, during which individuals who at the beginning of such period constituted IBS Interactive's board of directors (together with any new directors whose election by stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) ceasing for any reason to constitute a majority of the directors then in office unless such majority of the directors then in office has been elected or nominated for election by Messrs. Loglisci, Frederick or Altieri (or any person or entity related to or controlled by them).

    The employment agreements of Messrs. Loglisci, Frederick and Altieri provide that if, upon a change of control, or at any time within one year thereafter, the executive is no longer employed by IBS Interactive for any reason other than for cause or the executive's death, disability or legal incapacity, the executive shall be entitled to receive a lump sum payment equal to two times the amount of his annual base salary then in effect plus any other amounts to which he is entitled under IBS Interactive's employee compensation plans and policies as of the date of termination.

    The employment agreement of Mr. Johnson provides that if, upon a change of control, or at any time within one year thereafter, he is no longer employed by IBS Interactive for any reason other than for cause or his death, disability or legal incapacity, he shall be entitled to receive a lump sum payment equal to the amount of his annual base salary then in effect plus any other amounts to which he is entitled under IBS Interactive's employee compensation plans and policies as of the date of termination.

    In March 2000, IBS Interactive entered into a three-year employment agreement with Mr. Crippen, pursuant to which Mr. Crippen is employed as IBS Interactive's Chief Operating Officer. Pursuant to the employment agreement,
Mr. Crippen is entitled to compensation consisting of an annual base salary in the amount of $100,000. In addition, he is entitled to a base salary increase of 20% per year, a bonus based on the achievement of certain performance criteria, including IBS Interactive's profitability, and a monthly automobile allowance. In connection with his employment agreement, Mr. Crippen was granted an option to purchase 150,000 shares of common stock at exercise price equal to $10.49. If IBS Interactive terminates Mr. Crippen without cause or if he terminates his employment with good reason, IBS Interactive will be required to pay
Mr. Crippen's annual base salary for a period of two years after termination and any options and restricted stock then held by him will automatically vest.
Mr. Crippen is also subject to certain non-competition, confidentiality and non-disclosure of invention obligations pursuant to his employment agreement. The employment agreement of Mr. Crippen provides that if his employment is terminated within one year of a change of control of IBS Interactive, he will be entitled to receive, at his discretion, either a lump sum payment or periodic payments in an amount equal to two times his then current annual base salary plus any other amounts to which he is entitled under IBS Interactive's employee compensation plans and policies as of the date of termination.

TERMINATION AGREEMENT

    In July 2000, IBS Interactive entered into an employment termination agreement with Jeffrey Brenner in connection with Mr. Brenner's termination of employment with IBS Interactive. Under the terms of the agreement, Mr. Brenner released IBS Interactive and related parties from any claims arising out of Mr. Brenner's employment with IBS Interactive. In addition, pursuant to the agreement, IBS Interactive: (1) entered into a one-year consulting agreement with Mr. Brenner pursuant to which IBS Interactive will pay to a company controlled by Mr. Brenner a monthly fee of $12,850 in exchange for certain consulting services to be provided by Mr. Brenner; (2) granted Mr. Brenner options to purchase 25,000 shares of IBS Interactive common stock at an exercise price of $6.0625 per share; and (3) immediately vested all of Mr. Brenner's unvested stock options and shares of restricted stock.

STOCK OPTION AGREEMENTS

    Pursuant to the terms of individual option agreements granting options under IBS Interactive's stock option plans, all stock options granted under the plans, except for options to purchase 290,000 shares of IBS Interactive common stock granted under its 2000 Stock Option Plan, will become exercisable upon a "change in control" of IBS Interactive. A change in control is deemed to occur if any of the following events occur:

    (1) Any "person" or "group" within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934: (a) becomes the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of 50% or more of the combined voting power of IBS Interactive's then outstanding securities, otherwise than through a transaction or series of related transactions arranged by, or consummated with the prior approval of, the IBS Interactive board of directors; or (b) acquires by proxy or otherwise the right to vote 50% or more of the then outstanding voting securities of IBS Interactive, otherwise than through an arrangement or arrangements consummated with the prior approval of the IBS Interactive board for the election of directors, for any merger or consolidation of IBS Interactive or for any other matter or question;

    (2) During any period of 24 consecutive months, Present Directors and/or New Directors (each as defined in the stock option plans) cease for any reason to constitute a majority of the IBS Interactive board; or

    (3) Completion of: (a) any consolidation or merger of IBS Interactive in which IBS Interactive is not the continuing or surviving corporation or pursuant to which shares of IBS Interactive stock would be converted into cash, securities or other property, other than a merger of IBS Interactive in which the holders of IBS Interactive stock immediately prior to the merger have the same proportion and ownership of common stock of the surviving corporation immediately after the merger; or
       (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of IBS Interactive.

CERTAIN TRANSACTIONS

    In September and October 1999, Stephen Loglisci, the brother of Nicholas R. Loglisci, Jr., the President, Chief Executive Officer and Chairman of IBS Interactive, purchased $300,000 in convertible debentures issued by IBS Interactive. The convertible debentures paid an interest rate of 12% per year and were convertible into a subsequent equity offering by IBS Interactive with proceeds of at least $3 million. The convertible debentures were converted in December 1999 into a $4.8 million private placement of units consisting of common stock and warrants offered by IBS Interactive (including $600,000 of proceeds from the conversion of the convertible debentures). In connection with the conversion, Stephen Loglisci received three units consisting of an aggregate 30,000 shares of common stock and warrants to purchase 7,500 shares of common stock at $12.50 per share. In addition, Stephen Loglisci received warrants to purchase an additional 6,840 shares at $12.50 per share.

                           MANAGEMENT OF INFONAUTICS

NAME                                          AGE                           POSITION
----                                        --------                        --------
David Van Riper Morris....................     45      President & Chief Executive Officer and Director
Federica F. O'Brien.......................     42      Vice President & Chief Financial Officer and
                                                       Treasurer
Gerard J. Lewis, Jr.......................     40      Vice President & General Counsel and Secretary
Cedarampattu Mohan........................     31      Vice President & Chief Technical Officer
Howard L. Morgan..........................     54      Director
Brian Segal...............................     56      Director
Lloyd N. Morrisett........................     70      Director
Israel J. Melman..........................     80      Director

    DAVID VAN RIPER MORRIS. Mr. Morris has been President and Chief Executive Officer of Infonautics since March 31, 1998. Mr. Morris originally joined Infonautics as President and Chief Operating Officer in September 1995. From 1992 until he joined Infonautics, Mr. Morris held various vice president and general management positions at Legent Corporation, a systems management software company, Goal Systems, a systems management company, UCCEL and IBM. Mr. Morris is a director of bigchalk.com, Inc. and Half.com, Inc.

    FEDERICA F. O'BRIEN. Ms. O'Brien joined Infonautics as Director of Finance in June 1996. Ms. O'Brien was appointed Acting Chief Financial Officer and Treasurer in June 1998 and was named Vice President & Chief Financial Officer in September 1999. Prior to joining Infonautics, Ms. O'Brien was a Business Assurance Manager with Coopers & Lybrand L.L.P. and she is a certified public accountant.

    GERARD J. LEWIS, JR. Mr. Lewis was named Vice President and General Counsel and Assistant Secretary of Infonautics in February 1997. From May 1996 to February 1997, Mr. Lewis served as Corporate Counsel & Director of Business Development. Prior to joining Infonautics in May 1996, Mr. Lewis was in private law practice with Reed Smith Shaw & McClay LLP in Philadelphia, Pennsylvania, where he practiced in the intellectual property and technology law and related corporate areas since 1992. Mr. Lewis was appointed Secretary of Infonautics in September 1999.

    CEDARAMPATTU MOHAN. Mr. Mohan was named Vice President and Chief Technical Officer in January 1999. From May 1997 to December 1998, Mr. Mohan served Infonautics as Director of Software Product Development. Mr. Mohan was hired by Infonautics in 1995 as a senior Engineer. Prior to joining Infonautics, Mr. Mohan worked with First Data Corporation, Unisys Corporation and KPMG Peat Marwick in a variety of engineering, technical and leadership positions.

    HOWARD L. MORGAN. Dr. Morgan has served as a director of Infonautics since March 1993. He is currently Vice-Chairman and President, NY for idealab!, which creates and operates Internet companies. Since 1989, he has been President of the Arca Group, Inc., a consulting and investment management firm specializing in the areas of computer and communications technologies. Dr. Morgan also served as Chief Executive Officer of Franklin Electronic Publishers, Inc. in early 1998. Dr. Morgan was Professor of Decision Sciences at the Wharton School of the University of Pennsylvania from 1972 through 1986. Dr. Morgan serves as director for a number of technology companies, including Cylink Corporation, Franklin Electronic Publishers, Inc., MyPoints.com, Inc., Segue Software, Inc., Tickets.com, Inc. and Unitronix Corporation.

    BRIAN SEGAL.  Dr. Segal has served as a director of Infonautics since
May 1998. Dr. Segal is the President and CEO of Publishing and Online Services, Rogers Media, Canada's leading magazine publishing and interactive media company. Rogers Media is a wholly-owned subsidiary of Rogers
Communications Inc. Rogers Media is party to a transaction with Infonautics. See "Certain

Relationships and Related Transactions." Before joining Rogers in 1992,
Dr. Segal was president of the University of Guelph and chair of the Council of Ontario Universities.

    LLOYD N. MORRISETT. Dr. Morrisett has served as a director of Infonautics since February 1994 and as chairman of the board of directors since March 1998. He is the co-founder of the Children's Television Workshop and served from 1969-1998 as President of The Markle Foundation, a charitable organization.
Dr. Morrisett is a director of WEBS Index Funds, Inc.

    ISRAEL J. MELMAN. Mr. Melman, a co-founder of Infonautics, has served as a director of the Company since April 1993. He is presently, and for the last
27 years has been, the president of Lexan Associates, a management consulting firm working with companies in the areas of video, graphics, microelectronics, communication, optics and robotics. From 1985 through 1993, Mr. Melman was Chairman of Telebase Systems, Inc., a developer of customized information and entertainment services that is now part of CDnow, Inc. as a result of its merger with N2K.

EXECUTIVE COMPENSATION

    The following table sets forth for the years ended December 31, 1999, 1998, and 1997 certain compensation paid by Infonautics to: (i) its Chief Executive Officer, (ii) its four most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers as of December 31, 1999, and (iii) up to two additional executive officers who would otherwise be required to be named in this table except for the fact that they were no longer executive officers as of December 31, 1999.

SUMMARY COMPENSATION TABLE

                                                                                                LONG TERM COMPENSATION AWARDS
                                                                 ANNUAL COMPENSATION         -----------------------------------
                                                            ------------------------------       SECURITIES            OTHER
NAME AND PRINCIPAL POSITION                                   YEAR      SALARY     BONUS     UNDERLYING OPTIONS    COMPENSATION
---------------------------                                 --------   --------   --------   -------------------   -------------
David Van Riper Morris ...................................    1999     $175,000        --           200,000                --
  President & Chief Executive Officer Executive Officer       1998     $166.667                      75,000                --
                                                              1997     $147,254                     100,000                --

Federica F. O'Brien(1) ...................................    1999     $121,970   $ 5,000            20,000                --
  Vice President & Chief Financial Officer, Treasurer         1998     $ 86,500                      13,500
                                                              1997     $ 66,917                       3,000

Gerard J. Lewis, Jr.(2) ..................................    1999     $127,256        --            45,000                --
  Vice President & General Counsel, Secretary                 1998     $108,986                      25,000
                                                              1997     $ 90,267                      30,000

Cedarampattu Mohan(3) ....................................    1999     $125,663        --            80,000                --
  Vice President & Chief Technical Officer                    1998       90,000                      20,000
                                                              1997       73,224                       9,500

William R. Burger(4) .....................................    1999     $135,833        --                --          $140,000(5)
  Vice President--Content and Media Services                           $127,500        --            30,000
                                                                       $111,200   $ 5,000            30,000

Joshua M. Kopelman(6) ....................................    1999     $ 69,913   $20,000                --          $280,000(7)
  Executive Vice President & Secretary                        1998     $109,000   $15,000            10,000                --
                                                              1997     $ 99,672   $40,000            10,000                --

------------------------------

(1) Ms. O'Brien was named Vice President & Chief Financial Officer in September 1999 and Acting Chief Financial Officer in August 1998.

(2) Mr. Lewis was appointed Secretary of Infonautics in September 1999.

(3) Mr. Mohan became an executive officer of Infonautics in January 1999.

(4) Mr. Burger ended his employment with Infonautics effective January 7, 2000.

(5) Represents a severance payment made under the January 2, 1997 employment agreement between Mr. Burger and Infonautics. The payment was made in January 2000.

(6) Mr. Kopelman ended his employment with Infonautics effective July 6, 1999 in order to start a new company, Half.com, Inc.

(7) Represents a payment to Half.com, Inc. made under the Amendment to Employment Agreement dated June 17, 1999 between Infonautics and Mr. Kopelman.

OPTION GRANTS IN LAST FISCAL YEAR(1)

    The following table summarizes stock options granted during 1999 to the executive officers named in the Summary Compensation Table above.

                                 NUMBER OF         PERCENT OF TOTAL
                           SECURITIES UNDERLYING   OPTION GRANTED TO   EXERCISE OR   EXPIRATION      GRANT DATE
NAME                          OPTIONS GRANTED      EMPLOYEES IN 1999   BASE PRICE       DATE      PRESENT VALUE(2)
----                       ---------------------   -----------------   -----------   ----------   ----------------
David Van Riper Morris...         200,000                26.0%            $6.09        7/6/09         $800,000
Federica F. O'Brien......          20,000                 2.6%            $6.09        7/6/09         $ 80,000
Gerard J. Lewis, Jr......          45,000                 5.8%            $6.09        7/6/09         $180,000
Cedarampattu S. Mohan....          80,000                10.4%            $6.09        7/6/09         $320,000
William R. Burger........              --                  --                --            --               --
Joshua M. Kopelman.......              --                  --                --            --               --

------------------------

(1) The options, which were granted under Infonautics' 1996 Amended and Restated Equity Compensation Plan or its 1994 Omnibus Stock Plan, have a term of ten years, subject to earlier termination in certain events related to the termination of employment. The options granted in 1999 vest over the course of one year with 50% of the options vesting at six months, 25% vesting at nine months, and the remaining 25% vesting at 12 months. If a "change of control" (as defined in the 1994 or 1996 Plans) were to occur, these options would become immediately exercisable in full. However, "change of control" does not include any transaction that would otherwise constitute a "change of control" if the transaction was publicly announced on or before July 8, 1999.

(2) Grant date present value has been calculated using the Black-Scholes pricing model.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
  VALUES

    The following table summarizes option exercises during 1999 and the value of vested and unvested options for the executive officers named in the Suumary Compensation Table above at December 31, 1999. Year-end values are based upon a price of $7.00 per share, which was the closing market price of a share of Infonautics' common stock on December 31, 1999.

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                              OPTIONS AT DECEMBER 31,        IN THE MONEY OPTIONS
                                     SHARES                            1999                  AT DECEMBER 31, 1999
                                    ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                               ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                               -----------   --------   -----------   -------------   -----------   -------------
David Van Riper Morris...........         --           --     438,200        200,000      $1,269,000      $182,000
Federica F. O'Brien..............         --           --      19,000         20,000      $   90,592      $ 18,000
Gerard J. Lewis, Jr..............         --           --      70,000         45,000      $  261,875      $ 40,950
Cedarampattu S. Mohan............         --           --      33,500         80,000      $  135,663      $ 72,800
William R. Burger................         --           --      60,000             --      $  218,750            --
Joshua M. Kopelman...............    107,500     $342,454          --             --              --            --

    Infonautics does not currently grant any long-term incentives, other than stock options, to its executives or other employees. Similarly, Infonautics does not sponsor any defined benefit or actuarial plans at this time.

EMPLOYMENT AGREEMENTS

    As of September 5, 1995, Van Morris entered into an employment agreement with Infonautics that provided for an annual base salary of $135,000, which salary is subject to review at least annually and is currently $175,000. His employment agreement was subsequently amended on November 4, 1996. In connection with his employment agreement, Infonautics agreed to grant Mr. Morris an aggregate of 152,000 options to purchase common stock. Mr. Morris' employment agreement is at-will, with limited non-compete provisions applicable for up to one year after certain terminations, as long as Infonautics continues certain salary payments during the period. However, if Infonautics terminates
Mr. Morris without cause, Infonautics is required to pay Mr. Morris as severance a lump sum equal to his annual salary within 30 days of termination. Such payment is conditioned on Infonautics receiving a general release from Mr. Morris. Infonautics' obligations to pay Mr. Morris will terminate upon Mr. Morris obtaining other employment or other full-time consulting work.

    Effective November 24, 1997, Infonautics entered into an employment agreement with Gerard J. Lewis, Jr. that provided for a base annual salary $95,000, which salary is subject to review at least annually and is currently $140,000. This employment agreement is at-will. However, if Infonautics terminates Mr. Lewis without cause, Infonautics is required to pay as severance a lump sum equal to his annual salary within 30 days of termination. Such payment is contingent on Infonautics receiving a general release from Mr. Lewis and Mr. Lewis' compliance with any provisions of the employment agreement that expressly survive its termination.

    Effective January 2, 1997, Infonautics entered into an employment agreement with William R. Burger. Effective January 7, 2000, Infonautics eliminated
Mr. Burger's position following Infonautics' restructuring after the closing of its transaction with Bell & Howell Company and bigchalk.com, Inc. As a result of eliminating Mr. Burger's position, in January 2000 Infonautics paid him a severance payment equal to his then current annual salary of $140,000, less certain deductions including repayment in full (plus interest) of a $40,000 loan made by Infonautics to Mr. Burger in November 1999. As required by Mr. Burger's employment agreement, Infonautics obtained a general release from Mr. Burger as well as acknowledgment of his continued compliance with any provisions of the employment agreement that expressly survive its termination. These provisions include a limited non-compete provision applicable for up to one year.

    As of January 1, 1993, Joshua M. Kopelman entered into an employment agreement and royalty agreement with Infonautics. Effective June 17, 1999, Infonautics amended Mr. Kopelman's employment agreement and revoked and canceled his royalty agreement. Mr. Kopelman ended his employment with Infonautics effective July 6, 1999. In consideration for the amendments to the employment agreement and revocation of the royalty agreement, Infonautics agreed to pay
Mr. Kopelman $20,000 in bonuses. In addition, Infonautics agreed that at its election it could either (i) pay $160,000 to Mr. Kopelman personally or
(ii) invest $280,000 in a new company formed by Mr. Kopelman for an initial 10% equity ownership in the new company. Infonautics paid Mr. Kopelman the $20,000 in bonuses in 1999 and elected and made the $280,000 investment in Mr. Kopelman's new company, Half.com, Inc., in 1999. Under the amended employment agreement, Infonautics had one seat on the Half.com, Inc. board of directors, which was held by Van Morris. Infonautics and Mr. Kopelman also entered into a consulting agreement which terminated at the end of January 6, 2000. Infonautics paid approximately $2,100 for consulting services made under the consulting agreement.

CERTAIN TRANSACTIONS

    On December 15, 1999, Infonautics closed a transaction with Bell & Howell Company and its wholly owned subsidiary, Bell and Howell Information and Learning Company, following approval of the transaction by Infonautics' shareholders on November 30, 1999. In the transaction, Infonautics' sold its Electric Library K-12 and public library business and assets and liabilities into what is now bigchalk.com, Inc., an Internet education company. Also in the transaction, Bell and Howell Information and Learning Company contributed its ProQuest K-12 and public library business and certain assets and liabilities into bigchalk.com. As part of the transaction, Infonautics also sold its e-commerce online archive business to Bell and Howell Information and Learning Company and granted an option to bigchalk.com to purchase Infonautics' Electric Library end-user business. As a result of the transaction and taking into account Infonautics' subsequent $3.5 million investment in, and the private placement by, bigchalk.com, Infonautics ultimately received a total of $18.5 million in cash and currently owns approximately 20% of bigchalk.com's stock. In addition, two members of Infonautics' board of directors, Mr. Morris and Dr. Morrisett, are also members of the board of directors of bigchalk.com and shareholders of bigchalk.com.

    Brian Segal is President and Chief Executive Officer of Publishing and Online Services of Rogers Media Inc. Infonautics' completed development of its first international edition of the Electric Library service for Rogers Media in Canada during 1998. Rogers Media and Infonautics entered into an agreement in 1997 giving Rogers Media the exclusive right to distribute the Electric Library Canada service in Canada subject to that agreement's terms. Rogers Media paid Infonautics approximately $420,000 in advances in connection with this agreement during 1997 and $174,000 during 1998. No amounts were due to Infonautics under the agreement during 1999. As a result of the closing of the Bell & Howell transaction, Infonautics' agreement with Rogers Media was assigned to bigchalk.com as of December 15, 1999. However, Infonautics retains certain rights under the Rogers Media agreement for the end-user and consumer market.

    In February 1998, Infonautics entered into an agreement with Marvin I. Weinberger, the former Chairman of the Board, Chief Executive Officer and founder of Infonautics, pursuant to which he resigned as Chairman and Chief Executive Officer of Infonautics to become the Chief Executive Officer of a newly formed company called Electric Schoolhouse, LLC. Under this agreement, Electric Schoolhouse LLC was obligated to repay Infonautics for certain expenses and costs. The amount of $118,700 which was owed to Infonautics under this agreement was forgiven in connection with Infonautics' agreement with Mr. Weinberger described under "The Business Combination--Shareholder Agreement" on page 90.

                        SECURITY OWNERSHIP OF PRINCIPAL
                        BENEFICIAL OWNERS AND MANAGEMENT

IBS INTERACTIVE

    The following table sets forth certain information regarding the beneficial ownership of IBS Interactive common stock as of September 1, 2000 by: (i) each person or entity who is known by IBS Interactive to own beneficially 5% or more of the outstanding shares of IBS Interactive common stock, (ii) each of IBS Interactive's executive officers named in its Summary Compensation Table on page 124, (iii) each director of IBS Interactive and (iv) all current IBS Interactive executive officers and directors as a group.

                                                               AMOUNT AND NATURE OF     PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                       BENEFICIAL OWNERSHIP(2)    OF CLASS
---------------------------------------                       -----------------------   ----------
Nicholas R. Loglisci, Jr.(3)................................           379,435              5.6%
Frank R. Altieri, Jr.(4)....................................           378,435              5.6%
Roy Crippen(5)..............................................           455,646              6.7%
Brian W. Seidman(6).........................................            94,520              1.4%
Howard B. Johnson(7)........................................            50,000                *
Susan Holloway Torricelli(8)................................            18,000                *
David Faeder(9).............................................            28,000                *
Bruce Fike..................................................                 0                *
Ahmad Al-Khaled(10).........................................            60,000                *
TeKBanC.com Limited(11).....................................           593,181              8.6%
Clark Frederick(12)(13).....................................           388,935              5.7%
Jeffrey E. Brenner(14)......................................           122,500                *
All current executive officers and directors as a group
  (9 persons)...............................................         1,464,036             21.7%

*Indicates beneficial ownership of less than one percent of the total outstanding common stock.

------------------------

 (1) Unless otherwise indicated, the address of each beneficial owner is 2 Ridgedale Avenue, Suite 350, Cedar Knolls, New Jersey 07927.

 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or are exercisable within 60 days of September 1, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

 (3) Includes 5,000 shares of common stock issuable upon the exercise of stock options.

 (4) Includes 5,000 shares of common stock issuable upon the exercise of stock options.

 (5) Includes 56,250 shares of common stock issuable upon the exercise of stock options.

 (6) Consists of 92,853 shares of common stock owned of record by Sycamore Equities, Inc. and 1,667 shares of common stock issuable upon the exercise of stock options. Mr. Seidman is the President and sole shareholder of Sycamore Equities, Inc. The address of each of Sycamore Equities, Inc. and Mr. Seidman is 600 Third Avenue, New York, New York 10016.

 (7) Consists of 50,000 shares of common stock issuable upon the exercise of stock options.

 (8) Includes 13,000 shares of common stock issuable upon the exercise of stock options.

 (9) Includes 18,000 shares of common stock issuable upon the exercise of stock options.

 (10) Includes 60,000 shares of common stock issuable upon the exercise of stock options. Does not include 593,181 shares of common stock beneficially owned by TeKBanc.com Limited of which Almad Al-Khaled is the Chief Operating Officer and a director.

 (11) Includes 138,625 shares of common stock issuable upon exercise of warrants. The address of TeKBanC.com Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, B.V.I. Mr. Al-Khaled is the Chief Operating Officer and a director of TeKBanC.com Limited.

 (12) Includes 15,000 shares of common stock issuable upon the exercise of stock options.

 (13) Includes 373,935 shares owned jointly by Mr. Frederick and his spouse. Mr. Frederick resigned as Chief Technical Officer IBS Interactive effective February 1, 2000 and as a director of IBS Interactive effective April 5, 2000.

 (14) Includes 90,000 shares of common stock issuable upon exercise of stock options. Mr. Brenner resigned as Chief Operating Officer of the Company effective May 31, 2000.

INFONAUTICS

    The following table sets forth certain information as of August 31, 2000 (except as may otherwise be noted) regarding the ownership of common stock
(i) by each person known by Infonautics to be the beneficial owner of more than five percent of Infonautics' outstanding common stock, (ii) by each director of the Infonautics, (iii) by each executive officer named in the summary compensation table on page 130 and (iv) by all named executive officers and directors of Infonautics as a group.

                                                           NUMBER OF SHARES          PERCENTAGE OF
NAME AND ADDRESS                                         BENEFICIALLY OWNED(1)   OUTSTANDING SHARES(2)
----------------                                         ---------------------   ---------------------
Marvin I. Weinberger(3) ...............................        1,456,194                  11.5%
  Sabine and Essex Avenues
  Narberth, PA 19072

Emerald Advisors, Inc.(4) .............................        1,628,791                  12.9
  P.O. Box 10666
  Lancaster, PA 17605

OFFICERS AND DIRECTORS
David Van Riper Morris(5) .............................          672,300                   5.3
Howard L. Morgan(6) ...................................          250,000                   2.0
Gerald J. Lewis, Jr.(7) ...............................          115,150                     *
Cedarampattu Mohan(8) .................................          116,830                     *
Israel J. Melman(9) ...................................          104,422                     *
Lloyd N. Morrisett(10) ................................           42,000                     *
Federica O'Brien(11) ..................................           39,000                     *
Lester Wunderman(12) ..................................           15,000                     *
Brian Segal(13) .......................................           15,000                     *
Josh Kopelman(14) .....................................           27,004                     *
William R. Burger(15) .................................           10,000                     *
All named executive officers and directors as a group
  (11 persons) ........................................        1,406,706                  11.1

*Less than one percent

------------------------

 (1) Nature of ownership consists of sole voting and investment power unless otherwise indicated. The number of shares indicated includes shares issuable upon the exercise of outstanding stock options held by each individual or group to the extent such options are exercisable within sixty days of August 31, 2000.

 (2) The percentage for each individual or group is based on the aggregate of the shares outstanding as of August 31, 2000, which was 12,675,406 shares, and all shares issuable upon the exercise of outstanding stock options held by such individual or group to the extent such options are exercisable within sixty days of August 31, 2000.

 (3) Represents 1,250,250 shares of common stock; 160,000 shares of Common Stock held by Fran Solow Weinberger (Mr. Weinberger's wife) and Howard L. Morgan, Trustees under The Marvin Weinberger 1996 Trust Agreement dated
     January 31, 1996 (the "1996 Trust"); 17,400 shares of common stock held by Fran Solow Weinberger and Howard L. Morgan, Trustees under The Marvin Weinberger GST Trust dated January 31, 1996 (the "GST Trust"); and 28,544 shares of common stock held by The Danna Company, an Ohio corporation ("Danna"), of which Mr. Weinberger is the president and a director.
     Mrs. Weinberger and Dr. Morgan have shared voting and investment power with respect to the shares held by the 1996 Trust and the GST Trust.
     Mr. Weinberger disclaims beneficial ownership with respect to such shares. Mr. Weinberger has shared voting and investment power with respect to such shares held by Danna and disclaims beneficial ownership with respect to such shares.

 (4) Represents 1,628,791 shares of common stock for which the owner has either sole voting and investment power or shared voting power and sole investment power. All such shares are owned for investment advisory and investment company clients of the owner.

 (5) Represents 34,100 shares of common stock and options to purchase 638,200 shares of common stock.

 (6) Represents 125,000 shares of common stock, options to purchase up to 119,500 shares of common stock, 2,000 shares of common stock held by Eleanor Morgan (Dr. Morgan's wife) and Beverly Budin, Trustees under the Howard L. Morgan 1989 Indenture of Trust F/B/O Kimberly D. Morgan, 2,000 shares of common stock held by Eleanor Morgan and Beverly Budin, Trustees under the Howard L. Morgan 1989 Indenture of Trust F/B/O Elizabeth S. Morgan, and 2,000 shares of common stock held by Eleanor Morgan and Beverly Budin, Trustees under the Howard L. Morgan 1989 Indenture of Trust F/B/O Danielle A. Morgan (such trusts being collectively referred to as the "Howard L. Morgan Trusts"). Mrs. Morgan and Beverly Budin have shared voting and investment power with respect to the shares held by the Howard L. Morgan Trusts. Dr. Morgan disclaims beneficial ownership with respect to such shares. Excludes 160,000 shares of common stock held by Fran Solow Weinberger and Howard L. Morgan, Trustees under the 1996 Trust, and 17,400 shares of common stock held by Fran Solow Weinberger and Howard L. Morgan, Trustees under the GST Trust. Mrs. Weinberger and
     Dr. Morgan have shared voting and investment power with respect to the shares held by the 1996 Trust and the GST Trust. Dr. Morgan disclaims beneficial ownership with respect to such shares.

 (7) Represents 150 shares of common stock and options to purchase 115,000 shares of common stock.

 (8) Represents 3,330 shares of common stock and options to purchase 113,500 shares of common stock.

 (9) Represents 84,670 shares of common stock and options to purchase 12,500 shares of common stock held by Mr. Melman. Also includes 7,252 shares of common stock held by the Melman Trust, with respect to which Mr. Melman has shared voting and investment power.

 (10) Represents 22,000 shares of common stock held jointly by Dr. Morrisett and his wife and options to purchase 20,000 shares of common stock owned by Dr. Morrisett.

 (11) Represents options to purchase 39,000 shares of common stock.

 (12) Represents options to purchase 15,000 shares of common stock.

 (13) Represents options to purchase 15,000 shares of common stock.

 (14) Represents 27,004 shares of common stock held jointly by Mr. Kopelman and his wife.

 (15) Represents 10,000 shares of common stock.

                                 LEGAL MATTERS

    The validity of the shares of Digital Fusion stock offered by this joint proxy statement/prospectus will be passed upon for Digital Fusion by Morgan, Lewis & Bockius LLP.

    Kelley Drye & Warren LLP, counsel for IBS Interactive, and Morgan, Lewis & Bockius LLP, counsel for Infonautics, will issue tax opinions to IBS Interactive and Infonautics, respectively, in connection with the business combination.

                                    EXPERTS

    The financial statements of Infonautics, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period December 31, 1999 included in Infonautics' Annual Report on Form 10-K for the year ended December 31, 1999 attached as Annex 4 to this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of IBS Interactive, Inc. as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 included in the IBS Interactive Annual Report on Form 10-KSB for the year ended
December 31, 1999 attached as Annex 1 to this joint proxy statement/ prospectus and the balance sheet of digital fusion, inc. as of December 31, 1999 and the related statements of operations, shareholders' equity and cash flows for the year then ended included in the IBS Interactive Current Report on Form 8-K/A filed on May 16, 2000 attached as Annex 2A to this joint proxy statement/prospectus are incorporated by reference in this joint proxy statement/prospectus and have been so incorporated in reliance upon the report of BDO Seidman, LLP, independent certified public accountants, given upon the authority of said firm as experts in auditing and accounting.

    The financial statements of digital fusion, inc. (formerly ROI
Consulting, Inc.) for the year ended December 31, 1998, included in the amended Current Report on Form 8-K/A of IBS Interactive, Inc. filed on May 16, 2000 attached as Annex 2A to this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are included and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS

    Neither IBS Interactive nor Infonautics presently intends to bring any matters other than those described in this joint proxy statement/prospectus before its special meeting. Further, neither IBS Interactive nor Infonautics has any knowledge of any other matters that may be introduced by other persons. If any other matters do properly come before either company's special meeting or any adjournment or postponement of either company's special meeting, the persons named in the enclosed proxy forms of IBS Interactive or Infonautics, as applicable, will vote the proxies in keeping with their judgment on such matters.

                             STOCKHOLDER PROPOSALS

    Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

    IBS INTERACTIVE. IBS Interactive held its 2000 annual meeting of stockholders on June 9, 2000. IBS Interactive will hold an annual meeting in 2001 only if the business combination has not already been completed. If this annual meeting is held, stockholder proposals submitted for inclusion in the proxy materials for this meeting must be received by IBS Interactive no later than December 31, 2000. Under the advance notice provision of IBS Interactive's by-laws, stockholder proposals to be considered at the 2001 annual meeting without inclusion in the 2001 proxy materials must also be received by IBS Interactive's secretary no later than December 31, 2000.

    INFONAUTICS. Infonautics has already held its 2000 annual meeting of shareholders. Infonautics will hold an annual meeting in the year 2001 only if the business combination has not already been completed. In order to be included in the proxy statement for the 2001 annual meeting of Infonautics' shareholders, shareholder proposals must be received by Infonautics no later than February 21, 2001 and must otherwise comply with the requirements of Rule 14a-8. All notices of proposals by shareholders, whether or not to be included in Infonautics' proxy materials, should be sent to the attention of the Secretary of Infonautics at 590 North Gulph Road, King of Prussia, PA 19406.

                      WHERE YOU CAN FIND MORE INFORMATION

    IBS Interactive and Infonautics file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza                    Citicorp Center                    Seven World Trade Center
Room 1024                          500 West Madison Street            13th Floor
450 Fifth Street, N.W.             Suite 1400                         New York, New York 10048
Washington, D.C. 20549             Chicago, Illinois 60661

    Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at l-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding IBS Interactive and Infonautics. The address of the SEC website is http://www.sec.gov.

    This joint proxy statement/prospectus incorporates by reference IBS Interactive's Annual Report on Form 10-KSB for the year ended December 31, 1999 and its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000, its Current Report on Form 8-K/A filed on May 16, 2000 and its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000, which are attached to this joint proxy statement/prospectus as Annexes 1, 2, 2A and 3. This joint proxy statement/prospectus incorporates by reference Infonautics' Annual Report on Form 10-K for the year ended December 31, 1999 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, which are attached to this joint proxy statement/prospectus as Annexes 4, 5 and 6.

    Digital Fusion has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Digital Fusion's stock to be issued in the business combination. This joint proxy statement/prospectus constitutes the prospectus of Digital Fusion filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

    If you have any questions about the business combination, please call either Howard B. Johnson, Chief Financial Officer of IBS Interactive, at 973-285-2600, or Gerard J. Lewis, Jr., Vice President and General Counsel of Infonautics, at 610-971-8840.

    This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/ prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in the affairs of IBS Interactive, Infonautics or First Avenue since the date of this joint proxy statement/ prospectus. The information contained in this joint proxy statement/prospectus with respect to IBS Interactive was provided by IBS Interactive, and the information contained in this joint proxy statement/prospectus with respect to Infonautics was provided by Infonautics.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

    The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This joint proxy statement/prospectus contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this joint proxy statement/prospectus referring to IBS Interactive, Infonautics and Digital Fusion, and they may also be made a part of this joint proxy statement/prospectus by reference to other documents attached as Annexes to this joint proxy statement/prospectus. These statements may include statements regarding the period following completion of the business combination.

    Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or the business combination of IBS Interactive, Infonautics and First Avenue, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward- looking statements. In addition to the risks related to the businesses of IBS Interactive and Infonautics, the factors relating to the business combination and the business of Digital Fusion discussed under Risk Factors, among others, could cause actual results to differ materially from those described in the forward-looking statements. Stockholders of IBS Interactive and shareholders of Infonautics are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this joint proxy statement/ prospectus or the date of the document attached as an annex to this joint proxy statement/prospectus. None of IBS Interactive, Infonautics or Digital Fusion is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

    For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the quarterly reports on Form 10-QSB, the Current Report on Form 8-K/A and the annual report on Form 10-KSB of IBS Interactive attached as Annexes 1, 2, 2A and 3 to this joint proxy statement/prospectus and the quarterly reports on Form 10-Q and the annual report on Form 10-K of Infonautics that are attached as Annexes 4, 5 and 6 to this joint proxy statement/prospectus.

    All subsequent forward-looking statements attributable to IBS Interactive, Infonautics or Digital Fusion or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

                                                                         ANNEX 1
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 10-KSB

(MARK ONE)

   /X/     ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

   / /     TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                          COMMISSION FILE NO. 0-24073

                            ------------------------

                             IBS INTERACTIVE, INC.
                 (Name of Small Business Issuer in Its Charter)

                DELAWARE                      13-3817344
    (State or Other Jurisdiction of        (I.R.S. Employer
     Incorporation or Organization)       Identification No.)

     2 RIDGEDALE AVENUE, SUITE 350
        CEDAR KNOLLS, NEW JERSEY                 07927
(Address of Principal Executive Offices)      (Zip Code)

         Issuer's Telephone Number, Including Area Code: (973) 285-2600

         Securities registered under Section 12(b) of the Exchange Act:

              Title of Each class                   Name of Each Exchange on Which Registered
    COMMON STOCK, $.01 PAR VALUE PER SHARE               THE BOSTON STOCK EXCHANGE, INC.

                 Securities registered under Section 12(g) of the Exchange Act:

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

                            ------------------------

    Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. / /

    State issuer's revenues for its most recent fiscal year: $18,774,000.

    The aggregate market value of voting and non-voting common equity held by non-affiliates of the Registrant as of March 24, 2000 was $45,216,396

    As of March 24, 2000, 6,065,849 shares of the Registrant's common stock, $.01 par value per share, were outstanding.

    DOCUMENTS INCORPORATED BY REFERENCE. The information called for by Part III, Items 9-12, is incorporated by reference to the definitive Proxy Statement for our 2000 Annual Meeting of Stockholders, which will be filed on or before April 28, 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    STATEMENTS IN THIS ANNUAL REPORT ON FORM 10-ksb THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27a OF THE SECURITIES ACT OF 1933 AND SECTION 21e OF THE SECURITIES EXCHANGE ACT OF 1934, INCLUDING STATEMENTS REGARDING OUR (AS HEREINAFTER DEFINED) EXPECTATIONS, HOPES, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS
INCLUDE: THE PLANS AND OBJECTIVES OF THE COMPANY FOR FUTURE OPERATIONS AND TRENDS AFFECTING OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. ALL FORWARD-LOOKING STATEMENTS IN THIS REPORT ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY AS OF THE DATE THIS REPORT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, (i) A DECLINE IN GENERAL ECONOMIC CONDITIONS OR A LOSS OF MAJOR CUSTOMERS, (ii) THE UNAVAILABILITY OR MATERIAL INCREASE IN THE PRICE OF TELECOMMUNICATIONS SERVICES AND FACILITIES, (iii) AN ADVERSE JUDGEMENT IN PENDING OR FUTURE LITIGATION AND (iv) TECHNOLOGICAL DEVELOPMENTS AND INCREASED COMPETITIVE PRESSURE FROM CURRENT COMPETITORS AND FUTURE MARKET ENTRANTS. SEE "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CERTAIN FACTORS WHICH MAY AFFECT THE COMPANY'S FUTURE PERFORMANCE." WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULTS OF ANY FUTURE REVISIONS IT MAY MAKE TO FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS OF ISSUER

    We (as used herein, "we," "us," "our" and the "Company" refer to IBS Interactive, Inc.) are a leading provider of one-stop e-Business and Information Technology (IT) professional services and Web-site Hosting (our "Professional Services and Web-Site Hosting" business segment) to mid-size businesses and public sector institutions in the Eastern U.S. We also provide Internet access services (our "Internet Access Services" business segment) to consumer and business customers in certain markets of the Eastern U.S.

    We represent an emerging breed of e-Business and IT professional services firm: one that provides total solutions by transforming technology into value for clients through integrated, multi-disciplinary service offerings. We utilize advanced technologies to provide our clients with programming and applications development, network services, IT consulting and training, Web-site hosting and Internet access services.

    We provide the following services individually or as part of a one-stop package custom designed for a client's needs:

PROFESSIONAL SERVICES & WEB-SITE HOSTING

    PROGRAMMING AND APPLICATIONS DEVELOPMENT

       - Customized application development, including: Web portals, e-commerce, distance learning, real audio and video, online databases, interactive communications and purchasing systems

       - Content management

       - Intranet and extranet systems

       - Web-site development and maintenance

                                      1-1

    NETWORK SERVICES

       - Network planning, design and implementation

       - Network support and optimization

       - Security audits and protocol recommendation

       - Network and applications programming

       - Cabling and wiring

    IT CONSULTING AND TRAINING

       - Desktop and network server support

       - Software upgrades and support

       - Disaster recovery plans and protocol recommendation

       - Network cost audits

       - IT planning and staffing

       - Merger & acquisition technology integration services

       - Microsoft Certified Technical Education Center (CTEC)

    WEB-SITE HOSTING

       - Shared hosting and co-location services

    INTERNET ACCESS SERVICES

       - Digital Subscriber Line (DSL)

       - Dedicated access (T-1 and T-3 service)

       - Dial-up access

       - Integrated Services Digital Network (ISDN)

    We market our e-Business and IT professional services and Web-site hosting to mid-sized businesses (including mid-sized departments of larger enterprises) and public sector institutions, who we believe are increasingly in need of and demanding one-stop solutions for these services due to the difficulty and expense of managing and integrating multiple vendors. Our comprehensive suit of services enables our clients to capitalize on the wide variety of critical business and data communication opportunities made possible by the Internet and Internet-related technologies.

    Our clients during the year ended December 31, 1999 included, among others:
Aetna US Healthcare, The Archdiocese of New York, Black & Decker, Commerce Bank, Dendrite International, Deutsche Bank, Foster Wheeler Corp., ING Barings, Loews Theatres, McKinsey, Mobil Oil Corporation, TIAA/CREF, University of Southern Mississippi, and the Wharton School of Business at the University of Pennsylvania.

    For the year ended December 31, 1999, Professional Services and Web-Site Hosting accounted for approximately 78% and Internet Access Services accounted for approximately 22%, respectively, of our revenues.

                                      1-2

    We were incorporated in February 1995 as Internet Broadcasting Systems, Inc. and changed our name to IBS Interactive, Inc., when we went public in May 1998. We trade on the NASDAQ SmallCap Market under the symbol IBSX.

GENERAL DEVELOPMENT OF BUSINESS--ACQUISITIONS

    In January 1998, we acquired all of the issued and outstanding capital stock of Entelechy, Inc. ("Entelechy"), a distance learning and web programming firm based in Huntsville, Alabama, in consideration for 277,434 shares of common stock, of which 147,310 shares were issued at the closing and 130,124 shares were to be earned and issued ratably on each of the first, second and third anniversaries of the acquisition closing date, provided that, the former Entelechy stockholders to whom such shares are issuable remain our employees on each respective anniversary. We incurred a charge of approximately $197,000 relating to the issuance of such common stock in 1999 and expect to incur charges of $197,000 and $17,000 relating to the issuance of such common stock in each of the years ending December 31, 2000 and 2001, respectively. The acquisition was accounted for as a purchase. On November 4, 1998, Entelechy was formally merged into the Company.

    In January 1998, we acquired substantially all of the assets (consisting primarily of computer equipment and intangible assets) of JDT WebwerX LLC ("JDT WebwerX"), a web programming company based in Southern New Jersey, for $35,000 in cash. The acquisition was accounted for as a purchase.

    On September 24, 1998, we entered into a Membership Interest Purchase Agreement with all of the members of DesignFX Interactive, LLC ("DesignFX"), a Web-design, programming and hosting company located in Cherry Hill, New Jersey, whereby we acquired all of the issued and outstanding membership interests of DesignFX in exchange for 200,160 shares of common stock (subject to certain adjustments) valued by the parties at $6.25 per share. The combination has been accounted for as a pooling of interests. Accordingly, our financial statements have been restated for all periods presented to include the results of operations and financial position of DesignFX. On December 9, 1998, DesignFX was formally merged into the Company.

    On December 1, 1998, we acquired substantially all of the assets of MBS, Inc. ("MBS"), for approximately $50,000 in cash, 4,493 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities. MBS is a Huntsville, Alabama-based Microsoft Certified Technical Education Provider--Partner Level.

    On December 10, 1998, we entered into a Membership Interest Acquisition Agreement (the "Acquisition Agreement") with Halo Network Management, LLC ("Halo"), an Eatontown, New Jersey-based network management company that offers full-service network solutions including planning, installation and maintenance. Pursuant to the terms of the Acquisition Agreement, we acquired all of the issued and outstanding membership interests of Halo in exchange for 219,231 shares of common stock (subject to certain adjustments) valued by the parties at $6.50 per share. The combination has been accounted for as a pooling of interests. Accordingly, our financial statements have been restated for all periods presented to include the results of operations and financial position of Halo.

    On January 29, 1999, the Company acquired substantially all of the assets of Mainsite Communications, Inc. ("Mainsite"), for approximately $53,000 in cash and the assumption of certain liabilities. Mainsite is an internet service provider ("ISP") based in Bridgeport, New Jersey.

    On February 22, 1999, we acquired substantially all of the assets of the Renaissance Internet Services division ("Renaissance") of PIVC, LLC, for approximately $365,000 in cash, a one-year promissory note of $228,000 and 44,046 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities. Renaissance is an ISP based in Huntsville, Alabama. Renaissance

                                      1-3
was sold in October 1999 as part of the sale of our Alabama Internet Access Services assets (See, "General Development of Business--Strategic
Alternatives").

    On March 1, 1999, we acquired substantially all of the assets of EZ
Net, Inc. ("EZ Net"), in exchange for $300,000 in cash, 33,289 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities. EZ Net is an ISP based in Yorktown, Virginia.

    On March 25, 1999, we acquired substantially all of the assets of the ADViCOM division ("ADViCOM") of Multitronics, Inc., for approximately $118,000 in cash, 4,424 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities. ADViCOM is an ISP based in Huntsville, Alabama. ADViCOM was sold in October 1999 as part of the sale of our Alabama Internet Access Services assets (See, "General Development of Business--Strategic Alternatives").

    On March 31, 1999, we acquired Spectrum Information Systems, Inc. ("Spectrum"), for approximately 145,456 shares of common stock, subject to certain adjustments, in exchange for all of the issued and outstanding capital stock of Spectrum. The common stock was valued by the parties at $22.00 per share. Spectrum is a Huntsville, Alabama-based provider of network services. The combination has been accounted for as a pooling of interests. Accordingly, our financial statements have been restated for all periods presented to include the results of operations and financial position of Spectrum.

    On April 30, 1999, we acquired all of the issued and outstanding capital stock of Realshare, Inc. ("Realshare"), for approximately 6,000 shares of common stock, subject to certain adjustments. Realshare is a Cherry Hill, New Jersey-based Web-site design and programming company.

    On April 30, 1999, we acquired all of the issued and outstanding capital stock of Millennium Computer Applications, Inc., ("Millenium") in a merger transaction, for approximately $200,000 in cash and 19,673 shares of common stock, subject to certain adjustments. Millennium is an ISP based in Shallotte, North Carolina.

    On May 7, 1999, we acquired substantially all of the consumer dial-up and ISDN accounts and related computer equipment of Planet Access, Inc. ("Planet Access"), for approximately $380,000 in cash, 19,114 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities. Planet Access is a Stanhope, New Jersey-based ISP.

    On June 30, 1999 we acquired Spencer Analysis, Inc. ("Spencer"), for approximately 260,005 shares of common stock, subject to certain adjustments. The common stock was valued at $23.08 per share. Spencer is a New York City-based computer consulting firm. The combination has been accounted for as a pooling of interests. Accordingly, our financial statements have been restated for all periods presented to include the results of operations and financial position of Spencer.

    On July 30, 1999, we acquired all of the issued and outstanding capital stock of Jaguar Systems, Inc. ("Jaguar"), in a merger transaction, for approximately $131,000 in cash payable in 12 substantially equal monthly installments and 44,965 shares of common stock, subject to adjustments. Jaguar is a Salem, New Jersey-based ISP.

    On August 26, 1999, we acquired substantially all of the assets of Florence Business Net ("Florence"), for approximately $68,750 in cash, 3,145 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities relating to the purchased assets. Florence is a Florence, South Carolina-based ISP.

GENERAL DEVELOPMENT OF BUSINESS--STRATEGIC ALTERNATIVES

    On October 18, 1999, we sold our Internet Access Services business in Huntsville, Alabama to HiWAAY, an ISP in the area. We incurred a loss of $350,000 in connection with this sale that is reflected in our results of operations for the year ended December 31, 1999.

                                      1-4

    We are currently evaluating strategic alternatives and options relating to our Internet Access Services business, which may include the possible sale of all or a remaining portion of our remaining Internet Access Services business. At March 24, 2000, our Internet Access Services business consists of over 16,000 dial-up subscribers, 250 digital subscriber line accounts, and 47 dedicated line accounts. Total allocated assets, revenues, and operating losses of our Internet Access Services segment as of and for the years ended December 31, 1998 and 1999 are as follows:

                                                          1998         1999
                                                       ----------   ----------
Total Assets.........................................  $   84,000   $ 4,301,00
Revenues.............................................  $1,301,000   $4,068,000
Operating Losses.....................................  $ (269,000)  $ (943,000)

    No assurances can be given that if our remaining Internet Access Services assets are sold that the transaction(s) will not result in a loss since the ultimate proceeds are subject to a number of uncertainties that management is unable to predict with a high degree of certainty at this time. Such uncertainties include, but are not limited to: future market conditions and the availability of buyer(s) willing to purchase the assets on terms acceptable to us.

GENERAL DEVELOPMENT OF BUSINESS--FINANCING EFFORTS

    In August 1995, we issued twenty $5,000 face amount promissory notes with a term of three years in the aggregate principal amount of $100,000 (the "1995 Notes"). The 1995 Notes accrued interest at a rate of 6% and were repaid in June 1998. In addition, each purchaser of the 1995 Notes received 2,449 shares of common stock for every note purchased.

    On October 31, 1997, we entered into a series of financing agreements in the aggregate amount of $200,000 (the "1997 Financing") with eight individual investors (collectively, the "1997 Notes"). The 1997 Notes accrued interest at a rate of 8% and were payable in full upon the closing of our initial public offering of common stock. In June 1998, the Company repaid the outstanding principal, aggregating $200,000, and accrued interest, aggregating $10,000, on the 1997 Notes. In connection with the issuance of the 1997 Notes, investors also received warrants to purchase up to an aggregate of 48,872 shares of our common stock at an exercise price of $3.54 per share through October 2000. We capitalized the fair value ascribed to the warrants ($54,000), which included a value reflective of the excess of the expected initial public offering price less the exercise price, and amortized such amount over the life of the 1997 Notes. Interest expense for the year ended December 31, 1998, including the amortization of the value ascribed to warrants, totaled $45,000. The effective interest rate on the 1997 Notes, which includes the amortization of the value of the warrants, approximated 68% per annum.

    On May 14, 1998, our registration statement on Form SB-2, as amended (file number 333-47741), relating to the initial offering of our common stock was declared effective by the SEC (the "IPO"). In connection with the IPO, we registered, issued and sold 1,380,000 shares of common stock, including 180,000 shares of common stock issued in connection with the exercise in full of the underwriter's over-allotment option, at an IPO price of $6.00 per share, resulting in proceeds to us (net of underwriting discount, commissions and other expenses payable by the Company) in the aggregate approximate amount of $6,642,000. Additionally, we registered 120,000 shares of common stock underlying warrants to purchase common stock sold by the Company to the underwriter for $100. The warrants are exercisable for a four-year period commencing on May 14, 1999 at a price of $8.10 per share.

                                      1-5

    In September and October 1999, we sold approximately $600,000 of convertible debentures (the "1999 Debentures"). The 1999 Debentures accrued interest at the rate of 12% per annum and were due in full in October 2001. The 1999 Debentures were convertible at our option into common stock at a price equal to the price per share we received in a subsequent equity offering of greater than $3,000,000. In addition, upon conversion, holders of 1999 Debentures were entitled to receive 13,680 warrants to purchase common stock at $12.50 per share upon conversion. The 1999 Debentures were converted in December 1999. We recognized a non-cash charge of $43,000 on the warrants' fair market value upon conversion of the 1999 Debentures in December 1999. The effective interest rate on the 1999 Debentures over the two months that they were outstanding, including the amortization of the value ascribed to the warrants, approximated 115% per annum.

    On October 29, 1999, we entered into a consulting agreement with EBI Securities, Inc. ("EBI"), in which we agreed to issue to EBI: (a) warrants to purchase 50,000 shares of common stock at an exercise price of $10.25 per share and (b) warrants to purchase 50,000 shares of common stock at an exercise price of $11.25 per share upon the closing of certain mergers or acquisitions to be identified (collectively, the "EBI Warrants"). We will realize a non-cash charge to operations for the fair value of these warrants when the EBI Warrants are earned and issued. The period(s) over which such charge will be recognized will be determined based upon the nature of the merger or acquisition involved, if any (that is whether the merger is accounted for as a purchase or a pooling of interests).

    On December 7, 1999, we raised net proceeds of $4,697,500 in a private placement (which includes the $600,000 received for the 1999 Debentures) (the "October Private Placement") of 96 units (the "October Unit(s)") each consisting of: (i) 5,000 shares of common stock, par value $.01, of the, and (ii) a five-year warrant to purchase 1,250 shares of common stock at an exercise price per share of $12.50. The purchase price of each October Unit was $50,000. In the event that we shall, for a period of one (1) year after the closing date, sell any equity securities or equity derivative securities for a consideration per share of $10.00 or less (a "Lower Subsequent Price"), then a number of shares of common stock shall be issued to such investor in the October Units, at no additional cost to such investor, equal to: (x) the number of Shares contained in the October Units purchased by such investor multiplied by a fraction, the numerator of which shall be $10.00 and the denominator of which shall be the Lower Subsequent Price, less (y) the number of Shares contained in the October Units purchased by such investor. In connection with the October Private Placement, the 1999 Debentures were converted into an aggregate of $600,000 of October Units, consisting of 60,000 shares, and warrants to purchase 15,000 shares of common stock at an exercise price of $12.50 per share. In addition, holders of the 1999 Debentures also received warrants to purchase up to an additional 13,680 shares of common stock at an exercise price of $12.50 per share.

    On December 8, 1999, we raised net proceeds of $940,000 in a private placement (the "December Private Placement") of 20 units (the "December Unit(s)") each consisting of: (i) 5,000 shares of common stock, par value $.01, of the Company, and (ii) a five-year warrant to purchase 1,250 shares of common stock at an exercise price per share of $12.50. The purchase price of each December Unit was $50,000. In the event that we shall, for a period of one (1) year after the closing date, sell any equity securities or equity derivative securities for a consideration per share of $10.00 or less (a "Lower Subsequent Price"), then a number of shares of common stock shall be issued to such investor in the December Units, at no additional cost to such investor, equal to: (x) the number of Shares contained in the December Units purchased by such investor multiplied by a fraction, the numerator of which shall be $10.00 and the denominator of which shall be the Lower Subsequent Price, less (y) the number of Shares contained in the December Units purchased by such investor. (See "Management's Discussion & Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," for subsequent activities).

                                      1-6

COMPANY SERVICES

    We offer our clients a full array of custom-designed, scalable and reliable e-Business and IT professional services, Web-site hosting and Internet access services. These include:

    - Programming and applications development

    - Network services

    - IT consulting and training

    - Web-site hosting

    - Internet access

PROFESSIONAL SERVICES AND WEB-SITE HOSTING

    PROGRAMMING AND APPLICATIONS DEVELOPMENT

    PROGRAMMING. Programming for Intranet and Internet applications requires knowledge of many different programming languages, including PERL, UNIX, ASP, MTS, C++, JAVA, HTML, Cold Fusion and customized database and applications programming. We maintain a full range of network and applications programming expertise to: (i) ensure that clients' networks and applications are specifically tailored to meet their requirements, (ii) develop and maintain clients' Web sites, (iii) provide clients with technical assistance, and (iv) provide consulting services.

    CUSTOMIZED APPLICATIONS DEVELOPMENT AND DISTANCE LEARNING. Customized applications development includes services such as: E-Commerce "shopping cart" style on-line catalogs, multi-media audio and video, purchasing systems, intranet and extranet systems, and Distance Learning applications development. Distance Learning applications allow businesses and organizations to distribute course material, administer training evaluations and manage employee-student status from a single (or multiple) location via the Internet or an Intranet.

    WEB-SITE DEVELOPMENT AND MAINTENANCE. Web-site development involves the design and development of a client's Web-site. Working with clients and outside graphic designers and programmers, we design, create and maintain multi-media, interactive Web-sites for our clients, using the latest applications and development tools, such as Cold Fusion, ASP, MTL and HTML.

    NETWORK SERVICES

    We provide a comprehensive range of network services, including network planning, design, implementation, operations, optimization, consulting and training.

    NETWORK PLANNING. Network planning focuses on providing clients with strategic and tactical analyses of their current network operations and future network requirements. We provide network planning services which encompass a number of critical planning elements including: (i) defining client business requirements; (ii) developing strategic information architectures;
(iii) performing network baseline audits; (iv) preparing capacity plans for the physical network, logical transport and services; (v) selecting preferred technologies; and (vi) conducting network security audits and planning.

    NETWORK DESIGN. Network design includes services that assist in the design of physical, logical and operational information infrastructures. These services involve detailing the network specifications and implementation tactics necessary to achieve clients' business objectives. To accomplish this task, we generate a set of work papers that identify the specific technologies to be used and the manner in which such technologies will be configured and implemented. These work papers also provide an analysis of the manner in which new technology will be integrated with the client's existing hardware and software and the manner in which such integrated components will be managed on an ongoing

                                      1-7
basis. Examples of the network design services we offer include: (i) life-cycle planning, (ii) developing future technology integration plans, (iii) defining functional requirements, (iv) developing multi-vendor integration plans, (v) preparing technical design documentation, (vi) developing engineering specifications and documents, (vii) preparing specifications in connection with requests for proposals or other make/buy criteria and (viii) providing detailed component purchasing lists.

    NETWORK IMPLEMENTATION. Network implementation includes high value-added network services such as IP addressing and router configuration, as well as traditional system integrator functions such as hardware and software installation and procurement. To serve our clients' networking needs, we maintain affiliations and reseller arrangements with leading hardware and software vendors, including Hewlett Packard Co., COMPAQ, Novell, Cisco Systems and a variety of distributors. We customize implementation plans for each client, which may include the following activities: (i) project management;
(ii) installing the cabling infrastructure to support network services; (iii) integrating new hardware and software products and systems; (iv) building network operations and management centers; (v) re-configuring and upgrading network elements, systems and facilities; and (vi) implementing installation documentation, conformance testing and compliance certification.

    NETWORK OPERATIONS. Network operations includes ongoing tasks necessary to keep the client's network fully operational. We provide network operations services to a range of clients, including those with client/server networks running both Internet (TCP/IP) and workgroup (Novell and Microsoft) protocols intermingled with existing networks. We perform specific operation activities in accordance with individual client requirements only after analyzing the client's existing operating practices. Examples of the network operation activities we offer include: (i) network administration, including management of user accounts, service levels and client administrative practices; (ii) network utilization analysis, involving ongoing measurement of network activity against established network baselines; (iii) ongoing management of documentation, including physical assets, policies and procedures; (iv) network trouble shooting, involving fault detection, isolation, repair and restoration;
(v) alarm management, including setting alarm levels, cross-correlation, problem diagnosis and dispatch of service resources; (vi) network backup, including design and supervision of backup processes and policies and exercise of disaster recovery procedures; and (vii) routine moves, additions and changes to network elements, infrastructure and services.

    NETWORK OPTIMIZATION. Network optimization involves maximizing a client's rate of return on network investments through such means as reduction of operating costs and increases in network utilization. Optimization is closely related to each of the other phases of network development. Optimization services may be long term in nature, address issues such as cost containment and utilization and are often designed to optimize local area network infrastructures. The network optimization services we offer can also be packaged as discrete projects, designed to present alternatives for optimization of workgroup, departmental, building or campus network investments. Additionally, we can provide assistance to clients in optimizing "logical" networks, by addressing a protocol, service or application operating in the larger context of the client's network. Examples of the network optimization services we offer include: (i) recommendations for efficient allocation of bandwidth;
(ii) network traffic analysis, identification of bottlenecks and recommendations for change; (iii) network process re-engineering; and (iv) knowledge transfer to client operations personnel on topics such as basic practices, or operations of network management tools and stations.

              INFORMATION TECHNOLOGY (IT) CONSULTING AND TRAINING

    CONSULTING. Consulting services are provided to businesses and organizations seeking information, guidance and staffing in order to effectively analyze and utilize computer networks, the Internet and other information technology prior to the time such businesses make investments of capital, time and/or personnel. The consulting services we provide are closely related to network optimization and include:

                                      1-8

(i) desktop and other network server support; (ii) software upgrades and support, (iii) merger and acquisitions technology integration services,
(iv) security audits and protocol recommendations, (ii) disaster recovery plan audit and protocol recommendations, (v) network cost audits and (vi) strategic plan development.

    TRAINING. Training services we offer include (i) one-on-one Internet training for executives and (ii) group training for non-computer professionals.

    We are a Microsoft Certified Technical Education Center or "CTEC." CTECs are training centers authorized by Microsoft to offer instructor-led classes, Web-based training and self-study programs to computer professionals on our technical networking and development products. A CTEC must use Microsoft Official Curriculum and Microsoft Certified Trainers to provide education to our customers. The courses a CTEC teaches prepare students to pass Microsoft Certification Tests to become Microsoft Certified System Engineers and Microsoft Certified Solution Developers. In our Huntsville, Alabama office, the Company has achieved Microsoft Partner Level status.

    WEB-SITE HOSTING

    Internet hosting is a multi-media Internet service that permits clients to have a continued presence on the Web directly through our high-speed servers and multi-homed Internet network. The hosting services we provide include virtual hosting and co-location. Virtual hosting allows a client's Web-site (which may be hosted on either a UNIX or NT server platform) to be connected to the Internet via our Network Operations Center ("NOC"). Co-location permits a client's Internet content to be hosted on a dedicated server located at our NOC, and we either own the server or it is leased to the client. Co-location eliminates or substantially reduces the capital investments a client would otherwise be required to make to purchase and manage necessary hardware, software and network operations and eliminates certain of the client's security concerns associated with connection of the client's private network(s) to a Web server.

INTERNET ACCESS SERVICES

    We provide a broad range of Internet access, including T-1, T-3 and digital subscriber line ("DSL") service, dedicated leased lines, dial-up services and hosting services.

    The Internet access options we offer to our clients include: (i) 56 Kbps, T-1 and T-3 service; (ii) integrated services digital networks (ISDN);
(iii) DSL; (iv) dedicated modems for SLIP/PPP access; and (v) dial-up accounts. Our high-speed, digital communications network provides business and consumer subscribers with direct access to the full range of Internet applications and resources.

    As discussed earlier, we are evaluating strategic alternatives with respect to the Internet Access Services segment of our business.

SALES AND MARKETING

    Our sales and marketing strategy is driven by our ability to offer our clients comprehensive e-Business and IT professional services, Web-site Hosting and Internet Access Services. Our marketing efforts are primarily focused on mid-sized businesses and organizations, and to a lesser extent, on small businesses and consumers. We utilize both direct selling and third-party channels for marketing our services.

    Our marketing efforts principally involve print, radio and direct mailing in areas within the geographic scope of our markets. We believe that the continued expansion of our print, radio and targeted direct mailings are important factors in our ability to continue to expand our business and compete effectively.

                                      1-9

    We also generate sales leads through referrals from clients, responses to requests for proposals, referrals from other e-Business and IT professional service businesses and ISPs, our own Web-site and associated links and industry seminars and trade shows. Efforts in all of these areas will continue and will be increased in 2000. As a result of the continuing extension of services that we offer, we are able to offer our clients a wider range of solutions and capitalize on opportunities that we previously outsourced.

    We currently employ 27 full-time sales people. We believe that the technical knowledge of our executive officers, programmers and network engineers enhances the efforts of our sales staff and allows us to develop sales proposals meeting the specific needs and budgets of our prospective clients. In conjunction with recent increases in our sales and marketing staff, a training effort has been undertaken to ensure that all new sales and marketing employees, as well as current ones, are fully knowledgeable of the complete spectrum of services we offer.

CLIENTS

    Our client base consists primarily of businesses and organizations with e-Business and IT professional services, Web-site hosting, and Internet access needs. We intend to expand our client base in all of our business segments through internal growth as well as through acquisitions to lessen our dependence on any one particular client or group of clients.

    We are dependent on a limited number of clients for a substantial portion of our revenues. For the years ended December 31, 1998 and 1999, our largest client, Aetna, accounted for approximately 23% and 15%, respectively, of our revenues. Revenues derived from our consulting contracts are generally non-recurring in nature. Our contract with Aetna provides that we render services pursuant to purchase orders, each of which constitutes a separate contractual commitment by Aetna. Non-renewal or termination of our contract with Aetna or the failure by Aetna to issue additional purchase orders to us under the existing contract would have a material adverse effect on us. There can be no assurance that we will obtain additional contracts for projects similar in scope to those previously obtained, that we will be able to retain existing clients or attract new clients or that we will not remain largely dependent on a limited client base which may continue to account for a substantial portion of our revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Which May Affect the Company's Future Performance--Dependence on Aetna; Non-Recurring Revenue."

COMPETITION

    The markets for our services are highly competitive. With limited barriers to entry we believe the competitive landscape will continue to grow both from new entrants to the market as well as from existing players, such as ISPs, expanding the breadth of their services.

    We believe that competition in the Web-site hosting and Internet access market is primarily based upon quality of service, range of services, technical support and experience.

    We believe that competition in the e-Business and IT professional services market is based upon the following factors:

    - Flexibility and willingness to adapt to client needs

    - Responsiveness to client demands

    - Number and availability of qualified engineers and programmers

    - Project management capability

    - Breadth of service offerings

                                      1-10

    - Technical expertise

    - Size and reputation

    - Brand recognition and geographic presence

    - Price

    Traditional professional services firms (e.g., management consultants), traditional IT service providers and advertising firms, have created divisions within their organizations that focus on the e-Business needs of their clients. Many of these service providers, however, do not provide the breadth of services needed to offer comprehensive, integrated e-Business solutions and services. Management consulting firms focus on overall business strategies and the remodeling of business processes for use in an Internet environment. The more traditional IT service providers are focused on systems integration and the development and implementation of enterprise software applications. Advertising agencies and pure Web design shops have focused on the marketing and creative development of services, but typically lack deep technical capabilities and the ability to provide complete, integrated solutions.

    We compete with numerous large companies that have substantially greater market presence and financial, technical, marketing and other resources than we have, including (i) large information technology consulting and service providers and application software firms; (ii) international, national, regional and commercial ISPs; (iii) established on-line services companies;
(iv) computer hardware and software and other technology companies;
(v) national long-distance carriers, regional telephone companies, and cable operators; and (vi) major accounting firms. Many of our competitors have announced plans to expand their service offerings and increase their focus on the e-Business and IT professional services market. As a result, competition is expected to intensify for highly skilled network engineers, programmers and technicians.

    As a result of increased competition, we also expects to encounter significant pricing pressure, which in turn could result in significant reductions in the average selling price of our services. There can be no assurance that we will be able to offset the effects of any such price reductions through an increase in the number of clients, higher revenue from enhanced services, cost reductions or otherwise. In addition, we believe that continuing consolidation in the e-Business and IT professional services market could result in increased price and other competition in the industry. Increased price or other competition could make it difficult for us to gain additional clients and subscribers and could have a material adverse effect on us. There can be no assurance that we will be able to compete successfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Which May Affect the Company's Future Performance--Competition."

EMPLOYEES

    As of March 24, 2000, we had 320 full-time employees, including 7 executive officers, 224 programmers, network engineers and technicians, 27 persons devoted exclusively to providing technical support to clients, 27 persons dedicated to sales and marketing activities and 35 administrative personnel, and 5 part-time employees. None of our employees are represented by a labor union, and we are not a party to any collective bargaining agreements. We believe that our employee relations are good. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Which May Affect the Company's Future Performance--Retaining Key Personnel."

    To maximize the utilization of our resources and evaluate the skills and knowledge of certain prospective employees, we routinely hire temporary personnel to satisfy increased demand for personnel in connection with the commencement of new projects.

                                      1-11

ITEM 2.  DESCRIPTION OF PROPERTY

    We serve our clients through our corporate headquarters and Network Operations Center ("NOC"), each located in Cedar Knolls, New Jersey, and our regional offices located in New Jersey, New York, North Carolina, Virginia and Alabama, as well as our network of seven physical POPs.

    At December 31, 1999, we did not own any real property and conducted our operations at the following leased premises:

                                                                   APPROXIMATE
                                                     APPROXIMATE     ANNUAL
                                                       SQUARE        LEASED
LOCATION                   DESCRIPTION OF FACILITY     FOOTAGE        COST           LEASE TERM
--------                   ------------------------  -----------   -----------   -------------------
2 Ridgedale Ave. ........  Corporate headquarters,       9,830       $155,000      5/01/97 - 3/31/03
Suite 350                    sales, technical
Cedar Knolls, NJ 07927       support, NOC customer
                             support,
                             administration

Two Greentree Centre ....  Sales, customer support,      6,715       $110,000    12/20/98 - 12/31/03
Suite 120                    programming
Marlton, NJ 08053

446 Highway 35 ..........  Sales, customer support,       6000       $ 98,000       9/1/99 - 8/31/04
Eatontown, NJ 07724          programming and
                             network services

4920 C. Corporate Dr. ...  Sales, customer support,      2,435       $ 27,000         month to month
Huntsville, AL 35805         training facility

116 John Street .........  Sales, customer support,      2,518       $ 53,000     12/1/99 - 11/30/02
Suite 620                    programming and
New York, NY 10038           network services

5030 Bradford Dr. .......  Sales, customer support,     11,784       $182,000     01/1/00 - 11/31/04
Huntsville, AL 35805         programming and
                             network services

114 Castle Drive ........  Storage Space                 2,000       $ 33,000     11/1/99 - 10/31/00
Madison, AL 35758

1810 Second Loop Rd .....  Sales, customer support,      1,000       $  9,600     10/1/99 - 09/30/01
Suite 10                     Internet access
Florence, SC 29501           services

4924 Main Street ........  Sales, customer support,      2,000       $ 24,000       3/1/99 - 2/28/02
Shallotte, NC 28459          Internet access
                             services

739 Thimble Shoals ......  Sales, customer support,      1,355       $ 14,000       5/1/99 - 4/30/02
Suite 405                    Internet access
Newport News, VA 23606       services

    We believe that all of our leased premises are in generally good condition, are well maintained and are adequate for our current operations.

    In addition to our office space, we currently lease the sites at which our physical POPs are located. We believe that we would be readily able to locate other space in which to house our corporate headquarters and NOC, regional offices and our physical POPs if any leased space currently being utilized were to become unavailable.

                                      1-12

ITEM 3.  LEGAL PROCEEDINGS

    There is no pending legal proceeding to which we are a party which we believe is likely to have a material adverse effect on our financial condition or results of operations.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    No matters were submitted to a vote of security holders during the quarter ended December 31, 1999.

                                    PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    Our common stock is traded on the NASDAQ SmallCap Market System under the symbol "IBSX." The following table indicates high and low sales quotations for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

1998                                                            HIGH       LOW
----                                                          --------   --------
First Quarter...............................................      --         --
Second Quarter(1)...........................................   $9.00      $8.00
Third Quarter...............................................   $8.75      $3.25
Fourth Quarter..............................................   $9.00      $4.00

1999                                                            HIGH       LOW
----                                                          --------   --------
First Quarter...............................................   $21.25     $ 8.13
Second Quarter..............................................   $24.50     $19.13
Third Quarter...............................................   $25.38     $19.25
Fourth Quarter..............................................   $21.38     $ 9.50

------------------------

(1) Trading in our common stock on the NASDAQ SmallCap Market System began on May 18, 1998

    The number of holders of record of our common stock on March 24, 2000 was 111.

    There were no dividends or other distributions made by the Company during the fiscal year ended December 31, 1999 with respect to our common stock. It is anticipated that cash dividends will not be paid to the holders of our common stock in the foreseeable future.

    Pursuant to the terms of the acquisition agreement dated as of January 31, 1998, related to our acquisition of Entelechy, Inc., on May 4, 1999 we issued 68,404 shares of our common stock to the former owners of Entelechy. This release of common stock was exempt from registration under the Securities Act pursuant to Section 4(2).

    Pursuant to the terms of the Membership Interest Purchase Agreement dated as of September 24, 1998 related to our acquisition of DesignFX, in June 1999, we issued 3,200 shares of our common stock to a former owner of DesignFX. This issuance of common stock was exempt from registration under the Securities Act pursuant to Section 4(2).

    Pursuant to the terms of the Membership Interest Acquisition Agreement dated as of December 10, 1998 related to our acquisition of Halo, in December 1999 we issued 21,923 shares of our common stock to the former owners of Halo. This issuance of common stock was exempt from registration under the Securities Act pursuant to Section 4(2).

                                      1-13

    In September 1999, in connection with the exercise of options to purchase shares of common stock, we issued 10,000 shares of common stock to one of our directors for an aggregate of $60,000. The issuance was exempt from registration under the Act, pursuant to Section 4(2) of the Act.

    In March, July and October 1999, we issued an aggregate of 48,872 shares of our common stock to holders of certain warrants upon the exercise of such warrants for an aggregate of $173,000. The issuances were exempt from registration under the Act, pursuant to Section 3(b) and Regulation D promulgated thereunder.

    In September and October 1999, we sold approximately $600,000 of the 1999 Debentures. The 1999 Debentures accrued interest at the rate of 12% per annum and were due in full in October 2001. The 1999 Debentures were convertible at our option into common stock at a price equal to the price per share we received in a subsequent equity offering of greater than $3,000,000. In addition, upon conversion, holders of 1999 Debentures were entitled to receive 13,680 warrants to purchase common stock at $12.50 per share upon conversion. The 1999 Debentures were converted in December 1999. We recognized a non-cash charge of $43,000 on the warrants' fair market value upon conversion of the 1999 Debentures in December 1999. The issuance of the 1999 Debentures and of the common stock upon conversion of the 1999 Debentures was exempt from registration under the Act, pursuant to Section 3(b) and Regulation D promulgated thereunder.

    On October 29, 1999, we entered into a consulting agreement with EBI Securities, Inc. ("EBI"), in which we agreed to issue to EBI: (a) warrants to purchase 50,000 shares of common stock at an exercise price of $10.25 per share and (b) warrants to purchase 50,000 shares of common stock at an exercise price of $11.25 per share upon the closing of certain mergers or acquisitions to be identified (collectively, the "EBI Warrants). We will realize a non-cash charge to operations for the fair value of these warrants when the EBI Warrants are earned and issued. The period(s) over which such charges will be recognized will be determined based upon the nature of the merger or acquisition involved, if any (that is whether the merger is accounted for as a purchase or a pooling of interests). The issuance of the EBI Warrants to EBI was exempt from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to
Section 4(2) of the Act.

    In connection with our October Private Placement, we issued 480,000 shares of common stock and warrants to purchase 120,000 shares of our common stock at an exercise price of $12.50 per share. The issuance was exempt from registration under the Securities Act pursuant to Section 3(b) and Regulation D promulgated thereunder.

    In connection with our December Private Placement, we issued 100,000 shares of common stock and warrants to purchase 25,000 shares of our common stock at an exercise price of $12.50 per share. The issuance was exempt from registration under the Securities Act pursuant to Section 3(b) and Regulation D promulgated thereunder.

    In connection with our December Private Placement, we issued to LaSalle Street Securities Corp. ("LaSalle") a five-year warrant to purchase 8,000 shares of our common stock at $12.50 per share as partial payment for LaSalle's services as a placement agent. The issuance was exempt from registration under the Securities Act pursuant to Section 3(b) and Regulation D promulgated thereunder.

    In connection with the conversion of the 1999 Debentures, we issued five-year warrants to purchase 13,680 shares of our common stock at an exercise price of $12.50 per share. The issuance of the warrants was exempt from registration under the Act, pursuant to Section 3(b) and Regulation D promulgated thereunder.

    On May 14, 1998, our registration statement on Form SB-2, as amended (file number 333-47741) (the "Registration Statement"), relating to our IPO was declared effective by the SEC. In connection with the IPO, we registered, issued and sold 1,380,000 shares of common stock, including 180,000 shares of common stock issued in connection with the exercise in full of the underwriter's over-

                                      1-14
allotment option, at an initial public offering price of $6.00 per share, resulting in proceeds to us (net of underwriting discounts, commissions and other expenses payable by us) in the aggregate approximate amount of $6,642,000. Additionally, we registered 120,000 shares of common stock underlying warrants to purchase common stock sold by us to the underwriter for $100. The warrants are exercisable for a four-year period commencing on May 14, 1999 at a price of $8.10 per share.

    From the effective date of the Registration Statement through December 31, 1999, we have applied an aggregate of $854,000 of the net proceeds of the IPO for the full repayment of certain indebtedness; $665,000 towards the purchase of equipment; $1,689,000 towards the purchase of assets of, or the outright acquisition of, companies; $1,260,000 towards sales and marketing; and $2,174,000 towards general administrative expenses. We believe that none of the proceeds used were paid, directly or indirectly, to (i) directors or officers of the Company or their affiliates, (ii) persons owning ten percent or more of the common stock or (iii) affiliates of the Company. We believe that we have used the net proceeds of the Offering in a manner consistent with the use of proceeds described in the Registration Statement and the Prospectus dated May 14, 1998. All net proceeds of the IPO in the amount of $6,642,000 have been used.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ TOGETHER WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO SUCH STATEMENTS APPEARING ELSEWHERE HEREIN.

OVERVIEW

    We provide a broad range of e-Business and IT professional services, including computer networking, programming and applications development and consulting services and Web-site hosting services (our "Professional Services and Web-Site Hosting" business segment) primarily to mid-size businesses and public sector institutions and Internet access services (our "Internet Access Services" business segment) to consumer and business customers. Our revenues are derived principally from fees earned in connection with the performance of Professional Services and Web-Site Hosting services and fees from Internet Access Services subscribers and customers.

    We commenced operations in June 1995 as an ISP offering Web-site hosting services. Since April 1996, we have acquired Interactive, Mordor, AllNet, Entelechy, JDT WebwerX LLC, DesignFX, MBS, Halo, Mainsite, Renaissance, EZ-Net, ADViCOM, Spectrum, Millenium, Realshare, Planet Access, Spencer, Jaguar and Florence. We began to provide e-Business and IT professional services in April 1996 and have increasingly emphasized such services.

    We are currently evaluating strategic alternatives and options relating to our Internet Access Services business, which may include the possible sale of all or a portion of our remaining Internet Access Services business. At
March 24, 2000, our Internet Access Services business consists of over 16,000 dial-up subscribers, 250 digital subscriber line accounts, and 47 dedicated line accounts. In the fourth quarter of 1999, we consummated the sale of our Internet Access Services assets in Alabama. The sale of these assets resulted in a loss of $350,000 which is reflected in our results of operations for the year ended December 31,1999. Total assets, revenues, and operating losses of the Internet Access Services segment as of and for the years ended December 31, 1998 and 1999 are as follows:

                                                          1998         1999
                                                       ----------   ----------
Total Assets.........................................  $   84,000   $4,301,000
                                                       ----------   ----------
Revenues.............................................  $1,301,000   $4,068,000
                                                       ----------   ----------
Operating Losses.....................................  $ (269,000)  $ (943,000)
                                                       ----------   ----------

                                      1-15

    No assurances can be given that if our remaining Internet Access Services assets are sold that the transaction(s) will not result in a loss, since the ultimate proceeds are subject to a number of uncertainties that management is unable to predict with a high degree of certainty at this time. Such uncertainties include, but are not limited to: future market conditions and the availability of buyer(s) willing to purchase the assets on terms acceptable to us.

    Our Professional Services and Web-Site Hosting business segment generally produces higher profit margins than our Internet Access Services business segment. For the year ended December 31, 1999, Professional Services and Web-Site Hosting accounted for approximately 78% of our revenues and Internet Access Services accounted for approximately 22% of our revenues as compared to 91% and 9%, respectively, for the year ended December 31, 1998.

    We expect that operating expenses will increase significantly in 2000 in connection with expansion activities that we anticipate undertaking, including those related to: increased marketing and sales activities, potential acquisitions of e-Business professional services firms and amortization of intangibles related to acquisitions. Accordingly, our future profitability will depend on corresponding increases in revenues from operations. Our projected expense levels are based on our expectations concerning future revenues. Any decline in demand for our services or increases in expenses that are not offset by corresponding increases in revenue could have a material adverse effect on us.

    We expect to incur charges of approximately $197,000 and $17,000 related to the acquisition of Entelechy in the years ending December 31, 2000 and 2001; and charges of approximately $94,000, $94,000 and $28,000 in the years ended December 31, 2000, 2001 and 2002, respectively, in connection with restricted stock grants to an executive officer. The value of the restricted stock grants will be expensed ratably over the respective periods that the stock is earned.

    We anticipate that growth in our business will increase operating costs and will require the Company to hire additional network engineers, programmers and technical personnel. At March 24, 2000, the Company had 320 full-time employees, which includes 90 employees of digital fusion, Inc. who joined us upon our merger with digital fusion, Inc. (see "Management's Discussion & Analysis-- Recent Events"). We have entered into employment agreements with 33 of our employees, including our executive officers, which provide for aggregate payments of $4,060,000 through and including the year ending December 31, 2003.

1999 ACQUISITIONS

PURCHASES

    On January 29, 1999, we acquired substantially all of the assets of Mainsite Communications, Inc. ("Mainsite"), for approximately $53,000 in cash and the assumption of certain liabilities. Mainsite is an Internet Service Provider based in Bridgeport, New Jersey.

    On February 22, 1999, we acquired substantially all of the assets of the Renaissance Internet Services division ("Renaissance") of PIVC, LLC, for approximately $365,000 in cash, a one-year promissory note of $228,000 and 44,046 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities. Renaissance is an ISP based in Huntsville, Alabama. Renaissance was sold in October 1999 as part of the sale of our Alabama Internet Access Services assets.

    On March 1, 1999, we acquired substantially all of the assets of EZ
Net, Inc. ("EZ Net"), in exchange for $300,000 in cash, 33,289 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities. EZ Net is an ISP based in Yorktown, Virginia.

    On March 25, 1999, we acquired substantially all of the assets of the ADViCOM division ("ADViCOM") of Multitronics, Inc., for approximately $118,000 in cash, 4,424 shares of common stock, subject to certain adjustments, and the assumption of certain liabilities. ADViCOM is an ISP based in

                                      1-16

Huntsville, Alabama. ADViCOM was sold in October 1999 as part of the sale of our Alabama Internet Access assets.

    On April 30, 1999, we acquired all of the issued and outstanding capital stock of Realshare, Inc. ("Realshare"), for approximately 6,000 shares of common stock, subject to certain adjustments. Realshare is a Cherry Hill, New Jersey-based Web-site design and programming company.

    On April 30, 1999, we acquired all of the issued and outstanding capital stock of Millennium Computer Applications, Inc. ("Millennium"), in a merger transaction, for approximately $200,000 in cash and 19,673 shares of common stock, subject to certain adjustments. Millennium is an ISP based in Shallotte, North Carolina.

    On May 7, 1999, we acquired substantially all of the consumer dial-up and ISDN accounts and related computer equipment of Planet Access, Inc. ("Planet Access"), for approximately $380,000 in cash, 19,114 shares of common stock, subject to certain adjustments and the assumption of certain liabilities. Planet Access is a Stanhope, New Jersey-based ISP.

    On July 30, 1999, we acquired all of the issued and outstanding capital stock of Jaguar Systems, Inc. ("Jaguar"), in a merger, for approximately $131,000 in cash payable in 12 substantially equal monthly installments and 44,965 shares of common stock, subject to adjustments. Jaguar is a Salem, New Jersey-based Internet Service Provider.

    On August 26, 1999, we acquired substantially all of the assets of Florence Business Net ("Florence"), for approximately $68,750 in cash, 3,145 shares of our common stock, subject to adjustments, and the assumption of certain liabilities. Florence is a Florence, South Carolina-based ISP.

    All of these business combinations have been accounted for as purchases. The ultimate values ascribed to the purchases are subject to certain adjustments between the parties. Each acquisition does not represent a significant subsidiary. Accordingly, condensed and pro forma financial information is not presented.

POOLINGS OF INTERESTS

    On March 31, 1999, we completed the acquisition of Spectrum that provided for the exchange of all of the outstanding stock of Spectrum for 145,456 shares of our common stock.

    On June 30, 1999, we completed the acquisition of Spencer that provided for the exchange of all of the outstanding stock of Spencer for 260,005 shares of common stock.

    As required by this method of accounting, financial statements (and amounts included in Management's Discussion and Analysis and Results of Operations) contained in our Form 10-KSB for the year ended December 31, 1998 were restated and filed with the SEC in a Form 8-K dated December 20, 1999.

                                      1-17

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage of our revenues represented by certain items reflected in our consolidated statement of operations data:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998          1999
                                                              --------      --------
Revenues....................................................    100%          100%
                                                                ---           ---
Cost of services............................................     67            69
                                                                ---           ---
Gross Profit................................................     33            31
                                                                ---           ---
Selling, general and administrative expense.................     32            56
                                                                ---           ---
Amortization expense........................................      1             3
                                                                ---           ---
Non-cash compensation expenses..............................      2             2
                                                                ---           ---
Merger expenses.............................................      1             1
                                                                ---           ---
Operating loss..............................................     (3)          (31)
                                                                ---           ---
Interest and other expenses.................................     (1)            2
                                                                ---           ---
Loss before income taxes....................................     (2)          (33)
                                                                ---           ---
Income tax provision........................................     --            --
                                                                ---           ---
Net loss....................................................     (2)          (33)
                                                                ---           ---

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    REVENUES. Revenues increased by $3,561,000, or 23%, from $15,213,000 for the year ended December 31, 1998, to $18,774,000 for the year ended
December 31, 1999. Professional Services and Web-Site Hosting revenues increased by $794,000, or 6%, from $13,912,000 in 1998 to $14,706,000 in 1999. Internet
Access Services revenues increased by $2,767,000 or 213% from $1,301,000 in 1998 to $4,068,000 in 1999.

    The increase in Professional Services and Web-Site Hosting revenues was due to increases in networking service revenues and programming service revenues offset by decreases in consulting service revenues. The increase in Internet Access Services revenues was due to the acquisition of several ISPs throughout 1999.

    COST OF SERVICES. Cost of services for Professional Services and Web-Site Hosting consists primarily of expenses relating to cost of equipment and applications sold to clients, salaries and expenses of engineering, programming and technical personnel, equipment costs for Web-site hosting and fees paid to outside consultants engaged for client projects. Cost of services for Internet Access Services consists of personnel and equipment expenses relating to the operation of the network and costs associated with monitoring network traffic and quality. Cost of services increased by $2,796,000, or 27%, from $10,207,000 for 1998 to $13,003,000 for 1999. Growth in our direct payroll expense accounted for $688,000, or 7%, of the increase in total cost of services. Professional Services and Web-Site Hosting cost of services increased by $769,000 or 9% from $8,907,000 in 1998 to $9,676,000 in 1999. Internet Access Services cost of services increased by $1,872,000 or 144% from $1,300,000 in 1998 to $3,172,000 in 1999.

    The increase in Professional Services and Web-Site Hosting cost of services was primarily due to direct payroll costs associated with the growth of the business. The increase in Internet Access Services

                                      1-18
cost of services was due to direct payroll and network and equipment cost increases arising from 1999 acquisitions of several ISPs.

    GROSS PROFIT. Our gross profit was $5,006,000 or 33% of revenues in 1998 and $5,771,000 or 31% of revenues in 1999. The decrease in gross profit as a percentage of sales was due to the increase in lower margin revenues associated with the Internet Access Services business. Professional Services and Web-Site Hosting gross profit increased by $25,000, or 1%, from $5,005,000 in 1998 to $5,030,000 in 1999. Internet Access Services gross profit increased by $1,000 from $895,000 in 1998 to $896,000 in 1999.

    The decrease in Professional Services and Web-Site Hosting gross profit was primarily due to increased direct payroll costs associated with the growth of the business. The increase in Internet Access Services gross profit was due to the 1999 acquisition of several ISPs.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of salaries and costs associated with marketing literature, advertising, direct mailings, and accounting, finance and sales and marketing personnel, administrative personnel, as well as professional fees and other costs connected with the administration of the Company. Selling, general and administrative expenses increased by $5,640,000, or 115%, from $4,905,000 in 1998 to $10,545,000 for 1999. Such increase was primarily attributable to the Company's expanded promotional and marketing activities, the hiring of additional marketing and sales personnel, the hiring of additional administrative personnel to support the increase in our professional staff and client base, and additional administrative and professional costs associated with operating as a public company.

    Professional Services and Web-Site Hosting selling, general and administrative expenses increased by $1,182,000, or 29%, from $4,146,000 in 1998 to $5,328,000 in 1999. Internet Access Services selling, general and administrative expenses increased by $1,292,000, or 515%, from $251,000 in 1998 to $1,543,000 in 1999. The increase in Professional Services and Web-Site Hosting selling, general and administrative expenses was due to the hiring of additional marketing and sales personnel, and expanded promotional and selling activities. The increase in Internet Access Services selling, general and administrative expenses was due to increased salaries, adverstising, and overhead costs associated with the businesses acquired in 1999. Corporate selling, general and administrative expenses increased by $3,166,000 or 623% from $508,000 in 1998 to $3,674,000 in 1999. The increase in Corporate selling, general and administrative expenses was due to increased professional fees associated with operating as a public company for seven additional months during 1999 as compared to 1998, and increased overhead costs associated with the Company's growth.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets increased by $341,000, from $173,000 for 1998 to $514,000 for 1999. This increase is primarily attributable to the amortization of intangible assets (customer lists and goodwill), related to the ISP acquisitions throughout 1999. Amortization expense will significantly increase in future periods as a result of the Company's March 2000 acquisition of digital fusion, inc. (See "Recent Events")

    NON-CASH COMPENSATION EXPENSE. Non-cash compensation expense increased from $290,000 in 1998 to $332,000 in 1999. This increase was due primarily to additional grants and the related timing of restricted stock to an executive officer. We expect charges of $94,000, $94,000, and $28,000 in the years ending December 31, 2000, 2001 and 2002 for such grants. We expect to incur charges of approximately $197,000 and $17,000 in the years ending December 31, 2000 and 2001, respectively, in connection with the issuance of certain shares of common stock to the former Entelechy stockholders.

    MERGER RELATED EXPENSES. During 1999 we incurred charges of $232,000 for fees and costs associated with the acquisitions of Halo, Spectrum and Spencer. During 1998 we incurred charges of $109,000 for fees and costs associated with the acquisition of DesignFX and a lesser portion of

                                      1-19
expenses related to Halo. Such amounts, for transactions accounted for as a pooling of interests, are expensed as services are rendered and costs are incurred.

    INTEREST EXPENSE. Interest expense consists of interest on indebtedness and capital leases and financing charges incurred in connection with financing efforts. Excluding the nonrecurring interest charges of $35,000 in 1998 and $43,000 in 1999 associated with the amortization of warrants granted to debt holders, interest expense was $94,000 and $38,000, respectively, for 1998 and 1999. This decrease is due to debt repayments totaling $558,000 in 1998 with proceeds from our IPO and declines in overall borrowings. Interest expense is expected to increase substantially in the future as a result of our assumption of approximately $4.2 million of indebtedness in connection with our acquisition of digital fusion, inc. (See, "Recent Events").

    INTEREST INCOME. Interest income decreased from $185,000 in 1998 to $116,000 in 1999 due to a decrease in our cash position in 1999 relative to 1998, as a result of the timing of our IPO in May 1998 and our private placement financings in October and December 1999. We have invested proceeds from the 1999 private placements in money market funds and overnight deposits.

    LOSS ON DISPOSAL OF ASSETS. The loss on disposal of assets in 1999 of $350,000 was related to the sale of our Alabama Internet Access Services business.

    OTHER (INCOME) EXPENSE, NET. Other expenses of $26,000 in 1999 are comprised of miscellaneous items.

    NET LOSS. As a result of the foregoing, we recognized a net loss of $6,238,000 for the year ended December 31, 1999 compared to a net loss of $366,000 for the year ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

    On May 14, 1998, the registration statement relating to our IPO was declared effective by the SEC. In connection with the IPO, we registered, issued and sold 1,380,000 shares of common stock, including 180,000 shares of common stock issued in connection with the exercise in full of the underwriter's over-allotment option, at an IPO price of $6.00 per share resulting in proceeds to us (net of underwriting discount, commissions and other expenses payable by us) in the aggregate approximate amount of $6,642,000. Additionally, we registered 120,000 shares of common stock underlying warrants to purchase common stock we sold to the underwriter for $100. The warrants are exercisable for a four-year period that commenced on May 14, 1999 at a price of $8.10 per share.

    From the effective date of the Registration Statement through December 31, 1999, we applied an aggregate of $854,000 of the net proceeds of the IPO for the full repayment of certain indebtedness; $665,000 towards the purchase of equipment; $1,689,000 towards the purchase of assets of, or the outright acquisition of, companies; $1,260,000 towards sales and marketing; and $2,174,000 towards general administrative expenses. We believe that none of the proceeds used were paid, directly or indirectly, to (i) directors or officers of the Company or their affiliates, (ii) persons owning ten percent or more of the common stock or (iii) affiliates of the Company. We believe that we have used the net proceeds of the Offering in a manner consistent with the use of proceeds described in the Registration Statement and the Prospectus dated May 14, 1998. All net proceeds of the IPO in the amount of $6,642,000 have been used.

    Subsequent to the IPO, our primary operating cash requirements have been to fund expenses in connection with providing Professional Services and Web-site Hosting to clients and Internet Access Services to subscribers and customers. We have historically satisfied our working capital requirements principally through the issuance of debt and equity securities. At December 31, 1999, we had working capital of $6,294,000, compared to working capital of $7,011,000 at December 31, 1998.

                                      1-20

    In September and October 1999, we raised $600,000 through the sale of our 1999 Debentures. Pursuant to the terms of the 1999 Debentures, in December 1999 $600,000 of the 1999 Debentures were converted at our option into 60,000 shares of common stock and five year warrants to purchase an additional 15,000 shares of common stock at $12.50. In addition, the holders of the 1999 Debentures received warrants to purchase another 13,680 shares of common stock at $12.50.

    In December 1999, we received net proceeds of $4,697,500 in the October Private Placement of units. Each unit was offered at a price of $50,000 and consisted of 5,000 shares of common stock and five-year warrants to purchase 2,500 shares of common stock at a price of $12.50 per share. We converted all $600,000 of our 1999 Debentures into 12 units of the October Private Placement. Holders of the 1999 Debentures also received warrants to purchase an additional 13,680 shares of common stock at a price per share of $12.50. We recognized a non-cash charge on the amortization of the warrants' fair values upon conversion of the 1999 Debentures.

    In December 1999, we received net proceeds of $940,000 in the December Private Placement of units having the same terms as the October units. In connection with the December Private Placement, we issued five-year warrants to purchase 8,000 shares of common stock at an exercise price of $12.50 to LaSalle St. Securities, LLC as partial payment for its services as a placement agent.

    In February 2000, we commenced a $9.9 million private placement consisting of units of common stock and warrants (the "2000 Private Placement"). Each unit is offered at a price of $110,000 and consists of 10,000 shares of common stock and three-year warrants to purchase 2,500 shares of common stock at a price of $13.75 per share. Through March 24, 2000, we have received $2,068,000 in net proceeds from the 2000 Private Placement. No assurances can be given that we will be able to successfully raise any or all of the balance of the 2000 Private Placement.

    The year to year decrease in operating cash flow arose from losses from operations (net loss of $366,000 in 1998 compared to $6,238,000 in 1999), increases in accounts receivable of $1,517,000 and decreases in accrued expenses and accounts payable of $1,094,000. These amounts were offset in part by increases in non-cash charges of $1,238,000.

    Net cash used in investing activities was $867,000 and $1,299,000 in 1998 and 1999, respectively. The increase in capital expenditures was due principally to enhancements in our NOC, as well as upgrading and enhancing the capabilities of the Internet Access Services businesses. Cash used in asset acquisitions, principally ISP businesses, totaled $1,857,000 compared to $116,000 in 1998. The sale of the Internet Access Service businesses based in Alabama provided $835,000 of cash in 1999.

    Financing activities provided cash and cash equivalents of $5,711,000 in 1998 compared to $5,552,000 in 1999. In 1998, our IPO net proceeds totaled $6,667,000 and payments on existing indebtedness amounted to $731,000. Net proceeds from our 1999 Private Placements and Convertible Debt Offering totaled $5,026,000 and $600,000, respectively, and the exercise of warrants provided $658,000 of cash. Distributions to owners of Spencer and Spectrum totaled $329,000 in 1999.

    At December 31, 1999, we had obligations pursuant to capital lease obligations in the aggregate amount of $21,000. These capital lease obligations are secured by the personal guarantees of Messrs. Loglisci, Frederick and Altieri and, in addition, certain of these capital lease agreements are secured by the equipment that is the subject of the capital lease.

    In May 1998, we secured equipment lines of credit from three equipment vendors, each in the amount of $500,000. There were no borrowings outstanding under these lines of credit at December 31, 1999.

    In June 1998, we obtained a $1.5 million line of credit from a bank. The line of credit was for a one-year period ending July 1, 1999 and was extended through September 30, 1999 at which point it was fully paid down and terminated. As of December 31, 1999, we had no available line of credit.

                                      1-21

    Our working capital at December 31, 1999 was $6,294,000. We believe that operating cash flow generated through existing customers, new business activities and cost reduction efforts, current cash and cash equivalents and working capital levels, and the expected proceeds from the 2000 Private Placement will be sufficient to fund operating cash flow needs, debt principal payment obligations, capital expenditures and acquisitions for a period of twelve months. Our current estimate of capital expenditures for the year ending December 31, 2000 approximates $250,000. In the event that we are unsuccessful in raising the balance of the 2000 Private Placement, we will be required to re-examine our current business plans and seek alternative financing. No assurances can be given that alternative financing will be available on terms acceptable to us.

FLUCTUATIONS IN OPERATING RESULTS

    Our operating results may fluctuate significantly from period to period as a result of the length of our sales cycle, as well as from client budgeting cycles, the introduction of new products and services by competitors, the timing of expenditures, pricing changes in the industry, technical difficulties, and general economic conditions. Our business is generally subject to lengthy sales cycles that require us to make expenditures and use significant resources prior to receipt of corresponding revenues. Historically, our revenues have been higher in the fourth quarter as a result of client budgeting and expenditure cycles.

INFLATION

    Inflation has not had a significant impact on our results of operations.

YEAR 2000

    We did not experience any material business interruptions as a result of the Year 2000 issue. Our own hardware and software applications functioned well and we did not experience any problems with the software applications of any of the third parties upon whose systems we rely for our operations. We spent approximately $50,000 in connection with our Year 2000 compliance efforts that were expensed as incurred through 1999. We will continue to monitor our critical computer applications and those of our third party suppliers and vendors throughout the Year 2000 to ensure that any Year 2000 matters that may arise are addressed promptly.

RECENT EVENTS

    On March 1, 2000, we acquired all of the capital stock of digital fusion, inc., an e-Business programming and consulting firm based in Tampa, Florida, for 975,000 shares of common stock and a $500,000 subordinated note paying interest of 6%. In addition, we issued options to purchase 470,000 shares of common stock at $10.49 per share to certain executives of digital fusion as an inducement to serve as employees of the Company. We also assumed bank debt of approximately $3.3 million (the "digital fusion Bank Debt") and a subordinated note of $827,500 accruing interest at 4.56% per annum. As of March 24, 2000 we were negotiating the terms of the repayment of the principal of the digital fusion Bank Debt. It is expected that the digital fusion Bank Debt will pay interest at the prime rate plus 2% and that the principal will have to be repaid by August 29, 2000. In addition, the digital fusion Bank Debt is expected to be secured by all of the assets of the Company. We expect to pay down the digital fusion Bank Debt through proceeds from our 2000 Private Placement if available.

    In February 2000, we commenced the 2000 Private Placement. Each unit is offered at a price of $110,000 and consists of 10,000 shares of common stock and three-year warrants to purchase 2,500 shares of common stock at a price of $13.75 per share. Through March 24, 2000, we had raised $2,068,000 in net proceeds through our 2000 Private Placement. No assurance can be given that we will be able to successfully raise any or all of the balance of the 2000 Private Placement.

                                      1-22

CERTAIN FACTORS WHICH MAY AFFECT THE COMPANY'S FUTURE PERFORMANCE.

    LIMITED OPERATING HISTORY. We have only been in operation since 1995 and many of our services have only been offered since 1997 or later. In addition, we have only been a publicly reporting company since May 1998. Accordingly, we have a limited operating history on which you may evaluate us. You should consider the risks and difficulties frequently encountered by early stage companies in new, rapidly evolving and technology-dependent markets. If we fail to adequately address these risks, our business will be materially and adversely affected.

    PRIOR OPERATING LOSSES; LACK OF PROFITABILITY; FUTURE OPERATING RESULTS. We have recently experienced significant losses in our operations. We expect to continue to incur significant losses for the foreseeable future. For the year ended December 31, 1999 our operating loss was $6,238,000. We expect our expenses to increase as we seek to grow our business and as our business expands. We cannot assure you that our revenues will increase as a result of our increased spending. If revenues grow more slowly than anticipated, or if operating expenses exceed expectations, we may not become profitable. Even if we become profitable, we may be unable to sustain our profitability. We may not generate sufficient cash flow from operations or be able to raise capital in sufficient amounts to enable us to continue to operate our business. An inability to sustain profitability may also result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets. If we are unable to generate sufficient cash flow from operations or raise capital in sufficient amounts, our business will be materially and adversely affected.

    DEPENDENCE ON AETNA; NON-RECURRING REVENUE.  For the year ended
December 31, 1999, our largest client, Aetna accounted for approximately 15% of our revenues. In December 1998, we entered into a contractual agreement with Aetna to provide certain IT professional services. Non-renewal or termination of our contract with Aetna would have a material adverse effect on us. Revenues derived from our consulting contracts are generally non-recurring in nature. There can be no assurance that we will obtain additional contracts for projects similar in scope to those previously obtained from Aetna or any other client, that we will be able to retain existing clients or attract new clients or that we will not remain largely dependent on a limited client base, which may continue to account for a substantial portion of our revenues. In addition, we generally will be subject to delays in client funding; lengthy client review processes for awarding contracts; non-renewal; delay, termination, reduction or modification of contracts in the event of changes in client policies or as a result of budgetary constraints; and increased or unexpected costs resulting in losses in the event of "fixed-price" contracts.

    Our revenues are difficult to forecast. We plan to significantly increase our operating expenses to increase the number of our sales, marketing and technical personnel to sell, provide and support our products and services. We may not be able to adjust our spending quickly enough to offset any unexpected revenue shortfall. In addition, at any given point in time, we may have significant accounts receivable balances with customers that expose us to credit risks if such customers are unable to settle such obligations. If we have an unexpected shortfall in revenues in relation to our expenses, or significant bad debt experience, our business will be materially and adversely affected.

    EMERGING AND EVOLVING MARKETS. The markets for our services are relatively new and evolving, and therefore the ultimate level of demand for our services is subject to a high degree of uncertainty. Any significant decline in demand for programming and applications development, networking services, IT consulting, Web-site hosting or Internet access services could materially adversely effect our business and prospects.

    UNCERTAINTY OF MARKET ACCEPTANCE. Our success is dependent on our ability to continually attract and retain new clients as well as to replace clients who have not renewed their contracts. Achieving significant market acceptance will require substantial efforts and expenditures on our part to create awareness of our services.

                                      1-23

    LIMITED MARKETING, SERVICE AND SUPPORT CAPABILITIES. To effectively market and sell our services, we will need to expand our client service and support capabilities to satisfy increasingly sophisticated client requirements. We currently have limited marketing experience and limited marketing, service, client support and other resources, which may not be adequate to meet the needs of clients.

    COMPETITION. Competition for the e-Business and IT professional services and Web-hosting and Internet access services that we provide is significant, and we expect that competition will continue to intensify. We may not have the financial resources, technical expertise, sales and marketing or support capabilities to successfully meet this competition. If we are unable to compete successfully against such competitors, our business will be adversely affected. We compete against numerous large companies that have substantially greater market presence, longer operating histories, more significant customer bases, and financial, technical, facilities, marketing, capital and other resources than we have.

    Our competitors include international, national, regional and commercial ISPs, established on-line service providers, cable operators, specialized ISPs, regional Bell operating companies and national long-distance carriers such as:

    - Performance Systems International, Earthlink, Mindspring, UUNet WorldCom, America Online, Bell Atlantic Corp., Bell South Corp., AT&T Corp., MCI WorldCom, Sprint Corp., Concentric Network Corporation, Exodus Communications, Inc., Globix Corporation, QWESTCommunications, Frontier GlobalCenter, GTE/BBN, DIGEX, Verio Inc., AboveNet, AirGate PCS, Cypress Communications, Darwin Networks, Teligent, Winstar Communications, ICG Communications. Network Access Solutions, Intermedia Communications, ITC DeltaCom, Knology Holdings, Triton PCS, and Z-Tel Technologies.

    Our competitors also include national, regional and local e-Business professional IT professional services firms, software development firms and major accounting firms such as:

    - Andersen Consulting; Cambridge Technology Partners; Electronic Data Systems Corporation; American Management Systems; IBM, Microsoft Corp.; Netplex Group, Inc.; Deloitte & Touche; Braun Consulting, Inc.; Diamond Technology Partners; eLoyalty; iXL Enterprises; Sapient Corporation; Zamba Solutions; Catalyst International; E3 Corporation; Modis Professional Services; Employease, Inc.; Great Plains, Inc.; MAPICS, Inc.; Planning Technologies, Inc.; Technology Solutions Company; Whittman-Hart Inc.; and Third Millenium Communications, Inc.

    Still other competitors who offer some of the services the Company offers may expand their capabilities to include a full suite of services. Companies in this arena include Applied Theory, US Interactive, Interliant, Appnet, Breakaway Solutions, and Internet Commerce Corporation.

    In addition, we also encounter competition from numerous other businesses that provide one or more similar goods or services, including numerous resellers of Internet-related hardware and software and Web-site development companies.

    Our competitors may respond more quickly than we can to new or emerging technologies and changes in customer requirements. Our competitors may also devote greater resources than we can to the development, promotion and sale of their products and services. They may develop e-Business products and services that are superior to or have greater market acceptance than ours. Competitors may also engage in more extensive research and development, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to our existing and potential employees and strategic partners. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties.

    New competitors, including large computer hardware, software, professional services and other technology and telecommunications companies, may enter our markets and rapidly acquire significant market share. As a result of increased competition and vertical and horizontal integration in the

                                      1-24
industry, we could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for our products and services. For example, telecommunications companies may be able to provide customers with reduced communications costs in connection with their Internet access services, significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions with an increase in the number of customers, higher revenue from professional services, cost reductions or otherwise. In addition, Internet access and professional services businesses are likely to encounter consolidation in the near future, which could result in decreased pricing and other competition.

    RAPID TECHNOLOGICAL CHANGE. The market for e-Business and IT professional services and web-site-hosting and Internet access services has only recently begun to develop and is rapidly evolving. Significant technological changes could render our existing products and services obsolete. To be successful, we must adapt to this rapidly changing market by continually improving the responsiveness, functionality and features of our products and services to meet customers' needs. If we are unable to respond to technological advances and conform to emerging industry standards in a cost-effective and timely basis, our business will be materially and adversely affected.

    DEPENDENCE ON OPERATIONS CENTER. Our success depends in large part upon the performance of our network operations center ("NOC") and our ability to expand our NOC as our customer base gets larger and the needs of our customers for Internet access, Web-site hosting and Web-site programming services become more demanding. If we are unsuccessful in providing a NOC with the necessary capabilities, our business will be materially and adversely affected. Our existing NOC relies entirely on third-party data communications and telecommunications providers. These include ISPs, such as UUNet Worldcom, Sprint, Winstar, ICI/Digex, CRL, Cox and Cable & Wireless, and long-distance and local carriers, such as Bell Atlantic, Bell South, MCI WorldCom, Sprint, Hyperion, ICI/Digex and KMC, to provide leased telecommunication lines on a cost-effective and continuous basis. These carriers are subject to price constraints, including tariff controls, that in the future may be relaxed or lifted. This could have a material and adverse effect on the costs of maintaining our NOC. In accordance with industry custom, we do not maintain agreements with these suppliers. Accordingly, we cannot assure you that these suppliers will continue to provide services to us or that we can replace them on comparable terms.

    Other risks and difficulties that we may encounter in connection with expanding our network include our ability to adapt our network infrastructure to changing customer requirements and changing industry standards.

    SYSTEMS FAILURE RISK. Our business depends predominantly on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain most of our computer systems in our facility in New Jersey. While we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We also lease telecommunications lines from local and regional carriers, whose service may be interrupted. Any damage or failure that interrupts or delays our network operations could materially and adversely affect our business.

    SECURITY ISSUES. We have taken measures to protect the integrity of our infrastructure and the privacy of confidential information. Nonetheless, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability.

                                      1-25

    The security services that we offer in connection with customers' use of the networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems may result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business and reputation and on our ability to attract and retain customers.

    DEPENDENCE ON HARDWARE AND SOFTWARE SUPPLIERS. We rely on outside vendors to supply us with computer hardware, software and networking equipment. These products are available from only a few sources. We primarily buy these products from Hewlett Packard, Sun Microsystems, Ascend, Cisco and Adtran. We cannot assure you that we will be able to obtain the products and services that are needed on a timely basis and at affordable prices.

    We have in the past experienced delays in receiving shipments of equipment purchased for resale. We may not be able to obtain computer equipment on the scale, at the times required by us or at an affordable price. Our suppliers may enter into exclusive arrangements with our competitors or stop selling their products or services to us at commercially reasonable prices. If our sole or limited source suppliers do not provide us with products or services, our business may be materially and adversely affected.

    DIFFICULTY IN ESTABLISHING AND MANAGING EXPANDING OPERATIONS. A key element of our business strategy is the expansion of our continuing business segments, which requires a great deal of management time and the expenditure of large amounts of money. Our success will depend on our ability to complete, integrate, operate and further expand and upgrade our continuing business segments would materially and adversely affect our business plans. In addition, our inability to manage and expand our continuing business segment, if we do not institute adequate financial and managerial controls and reporting systems and procedures to operate from multiple facilities in geographically dispersed locations, our operations will be materially and adversely affected.

    IDENTIFYING SUITABLE ACQUISITION CANDIDATES. A key element of our expansion strategy is to grow through acquisitions. If we do identify suitable candidates, we may not be able to make investments or acquisitions on commercially acceptable terms. Acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures. We may not be able to successfully integrate the services, products and personnel of any acquired business into our operations. We may not be able to retain key employees of the acquired companies or maintain good relations with their customers or suppliers. We may be required to incur additional debt, and we may be required to issue equity securities, which may be dilutive to existing stockholders, to fund acquisitions.

    UNSUCCESSFUL ACQUISITIONS. We may acquire and integrate complementary businesses, products, services or technologies, but we have limited experience in these activities. If we seek to make investments or acquisitions, it will be subject to the following risks:

    - The difficulty of assimilating the operations and personnel of acquired companies.

    - The potential disruption of our business.

    - The inability of our management to maximize our financial and strategic position by the incorporation of an acquired technology or business into our service offerings.

    - The difficulty of maintaining uniform standards, controls, procedures and policies.

    - The potential loss of key employees of acquired businesses, and the impairment of relationships with employees and customers as a result of changes in management.

                                      1-26

    We cannot assure you that any completed acquisition will enhance our business. If we proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash could be used to consummate the acquisitions. If we were to consummate one or more acquisitions in which the consideration consisted of stock, our stockholders could suffer significant dilution of their interest in us. In addition, we could incur or assume significant amounts of indebtedness in connection with acquisitions. Acquisitions required to be accounted for under the purchase method could result in significant goodwill and/or amortization charges. In addition, an inability to sustain profitability may also result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets.

    RETAINING KEY PERSONNEL. As we continue to increase the scope of our operations, our workforce has grown significantly. As of March 24, 2000, the Company had 320 full-time and five part-time employees, including 90 employees from our merger with digital fusion. We will need to attract, train and retain more employees for management, engineering, programming, sales and marketing, and customer support technician positions. Competition for qualified employees, particularly engineers, programmers and technicians, is intense. Consequently, we may not be successful in attracting, training and retaining the people we need to continue to offer solutions and services to present and future clients in a cost effective manner or at all.

    NEED FOR CAPITAL. Our future capital uses and requirements will depend on numerous factors, including:

    - The extent to which our solutions and services gain market acceptance.

    - The level of revenues from our present and future solutions and services.

    - The expansion of operations.

    - The costs and timing of product and service developments and sales and marketing activities.

    - Costs related to acquisitions of technology or businesses.

    - Competitive developments.

    In order to continue to increase sales and marketing efforts, continue to expand and enhance the solutions and services we are able to offer to present and future clients and fund potential acquisitions, we will require additional capital that may not be available on terms acceptable to us, or at all. In addition, if unforeseen difficulties arise in the course of these or other aspects of our business, we may be required to spend greater-than-anticipated funds. As a consequence, we will be required to raise additional capital through public or private equity or debt financings, collaborative relationships, bank facilities or other arrangements. There can be no assurances that such additional capital will be available on terms acceptable to us, or at all. Any additional equity financing is expected to be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants and increased interest costs. We have financed our operations to date primarily through private sales of equity securities, proceeds from our IPO and loan facilities.

    There can be no assurance that additional funding will be available for us to finance our ongoing operations when needed or that adequate funds for our operations, whether from financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed, if at all, or on terms acceptable to us. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our expansion programs, to limit the marketing of our services, or to license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop and market ourselves. This would have a material adverse effect on our business.

                                      1-27

    FLUCTUATION IN QUARTERLY OPERATING RESULTS MAY NEGATIVELY IMPACT OUR STOCK PRICE. Our revenues and operating results vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In that event, the market price of our common stock may fall.

    Factors that could cause quarterly results to fluctuate include:

    - Customer demand for services.

    - The timing of the expansion of operations.

    - Seasonality in revenues, principally during the summer and year-end holidays.

    - The mix of products and services revenues from our operating divisions.

    - Changes in the growth rate of Internet usage.

    - Changes in pricing by us or competitors.

    - The introduction of new products or services by us or competitors.

    - Costs related to acquisitions of technology or businesses.

    CHANGES IN GOVERNMENT REGULATIONS. There are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. The government may also seek to regulate some segments of our activities as basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

    LIMITED INTELLECTUAL PROPERTY PROTECTION. We rely on a combination of copyright and trademark laws, trade secrets laws and license and nondisclosure agreements to protect our proprietary information, particularly the computer software applications that we have developed. We currently have no registered copyrights or patents or patent applications pending. It may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization. The majority of our current contracts with our clients contain provisions granting to the client intellectual property rights to certain of our work product, including the customized programming that we create for such client. We anticipate that contracts with future clients will contain similar provisions. Other existing agreements to which we are a party are, and future agreements may be, silent as to the ownership of such rights. To the extent that the ownership of such intellectual property rights is expressly granted to a client or is ambiguous, our ability to reuse or resell such rights will or may be limited.

    Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship with us. These agreements generally require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. There can be no assurance that such agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or be independently developed by competitors.

                                      1-28

    POTENTIAL LIABILITY TO CLIENTS. Our services involve development, implementation and maintenance of computer systems and computer software that are critical to the operations of our clients' businesses. Our failure or inability to meet a client's expectations in the performance of our services could harm our business reputation or result in a claim for substantial damages against us, regardless of our responsibility for such failure or inability. In addition, in the course of performing services, our personnel often gain access to technologies and content that includes confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. We attempt to limit contractually our damages arising from negligent acts, errors, mistakes or omissions in rendering services and, although we maintain general liability insurance coverage, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims. The successful assertion of one or more large claims against us that are uninsured, exceed available insurance coverage or result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, would adversely affect us.

    LIABILITY FOR MATERIAL CUSTOMERS DISTRIBUTE OVER THE INTERNET. The law relating to the liability of online service providers, private network operators and ISPs for information carried on or disseminated through their networks is currently unsettled. We may become subject to legal claims relating to the content in the Web-sites we host or in email messages that we transmit. For example, lawsuits may be brought against us claiming that material inappropriate for viewing by young children can be accessed from the Web-sites we host. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. If we have to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our business may be materially adversely affected.

    FUTURE SALES OF COMMON STOCK BY EXISTING STOCKHOLDERS. The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of common stock in the market after this offering, or the perception that these sales may occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

    We have granted options to purchase 680,000 shares under our 1998 and 1999 Stock Option Plans. We have granted options to purchase an additional 470,000 shares in connection with the digital fusion merger. If the holders of these options were to exercise their rights and sell the shares issued to them, it could have an adverse effect on the market price of our common stock.

    We have also granted 32,500 shares of restricted stock to one of our officers. Of these shares, 5,000 vested in 1999 and, of the remaining 27,500 shares, 9,167 shares will vest in each of 2000 and 2001 and 9,166 shares will vest in 2002 (5,000 of these shares have been issued in 2000). In addition, the Company has reserved up to approximately 117,000 shares for issuance in connection with certain acquisitions (including 50,000 shares to be reserved in connection with the digital fusion merger) and has agreed to issue warrants to purchase up to 327,000 shares in connection with the consulting agreements, private placement financings, the conversion of the 1999 Debentures and other agreements. If and when these shares are issued by the Company and sold by the various holders, sale of these shares could have an adverse effect on the market price of our common stock.

    COMMON STOCK VOLATILITY. The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of

                                      1-29

Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the offering price.

    LACK OF DIVIDENDS. We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

    ANTI-TAKEOVER PROVISIONS. Provisions of our Restated Certificate of Incorporation, our Amended and Restated By-laws, and Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

ITEM 7.  FINANCIAL STATEMENTS

    Financial Statements are attached hereto following page F-2.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    None.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    The information appearing under the captions "Proposal 1--Election of Directors," "Executive Officers of the Company," "Promoters and Control Persons" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2000 Annual Meeting of Stockholders (the "2000 Proxy Statement") is incorporated herein by reference.

ITEM 10.  EXECUTIVE COMPENSATION

    Information appearing under the caption "Executive Compensation" in the 2000 Proxy Statement is incorporated herein by reference.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    Information appearing under the caption "Security Ownership of Beneficial Owners and Management" in the 2000 Proxy Statement is incorporated herein by reference.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Information appearing under the caption "Certain Transactions" in the 2000 Proxy Statement is incorporated herein by reference.

                                      1-30

ITEM 13.  EXHIBITS LIST AND REPORTS ON FORM 8-K

(A) EXHIBITS

    The following is a list of Exhibits filed as a part of this Report.

       EXHIBIT
         NO.                                       DESCRIPTION
       -------                                     -----------
         *3.1              Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to our Registration Statement on Form SB-2,
                             File No. 333-47741, filed on April 23, 1998 (the
                             "Registration Statement")).

         *3.2              Amended and Restated By-Laws of the Company (filed as
                             Exhibit 3.2 to our Quarterly Report on Form 10-QSB for the
                             quarter ended September 30, 1999).

          4.1              See Exhibit numbers 3.1 and 3.2 for provisions of the
                             Restated Certificate of Incorporation and Restated By-Laws
                             Company, as amended, defining the rights of the holders on stock.

         *4.2              Specimen form of certificate evidencing the shares of common stock of the Company (filed as Exhibit 4.1 to our
                             Registration Statement).

        *10.1              Form of Registration Rights Agreement, dated as of May 6,
                             1997, between the Company and the holders of certain
                             shares of common stock (filed as Exhibit 10.2 to our
                             Registration Statement).

        *10.2              Form of Warrant to Purchase Shares of Stock, dated as of
                             October 31, 1997 (filed as Exhibit 10.4 to our
                             Registration Statement).

        *10.3              Employment Agreement, dated as of May 3, 1999, by and
                             between IBS and Nicholas R. Loglisci, Jr. (filed as
                             Exhibit 10.1 to our Quarterly Report on form 10-QSB for
                             the quarter ended June 30, 1999).+

        *10.4              Employment Agreement, dated as of May 3, 1999, by and
                             between IBS and Frank R. Altieri, Jr. (filed as
                             Exhibit 10.3 to our Quarterly Report on form 10-QSB for
                             the quarter ended June 30, 1999).+

        *10.5              Employment Agreement, dated as of May 3, 1999, by and
                             between IBS and Jeffrey E. Brenner (filed as Exhibit 10.4
                             to our Quarterly Report on form 10-QSB for the quarter
                             ended June 30, 1999).+

       **10.6              Employment Agreement, dated as of May 7, 1999, by and
                             between IBS and Howard Johnson.+

        *10.7              Stock Purchase Agreement, dated as of January 31, 1998,
                             between the Company and Entelechy, Inc. and the
                             stockholders of Entelechy, Inc. named therein (filed as
                             Exhibit 10.12 to our Registration Statement).+

        *10.8              Membership Interest Purchase Agreement, dated September 24,
                             1998, by and among the Company and Peter Bowman, Lawrence
                             Rafkin, Robert Gillespie, Steven Rotella, Steven Swartz,
                             Jospeh Calabro, Febe Dwyer, Barbara Glass-Seran, Clifford
                             Seran, Stanley Lerner, Annette Monti, Christina Monti,
                             Jack Monti, Rogelio Valencia, Linda Valencia and Phyllis
                             Wood (filed as Exhibit 2.1 to our Report on Form 8-K,
                             filed on October 9, 1998).

        *10.9              Membership Interest Acquisition Agreement, dated
                             December 10, 1998, by and among the Company, Carl
                             Broadbent, Keith Lowy, Stephen Lowy and Halo Network
                             Management, LLC (filed as Exhibit 2.1 to our Report on
                             Form 8-K, filed on December 22, 1998).

                                      1-31

       EXHIBIT
         NO.                                       DESCRIPTION
       -------                                     -----------
        *10.10             IBS Interactive, Inc. 1998 Stock Option Plan (filed as
                             Exhibit 10.14 to our Registration Statement).+

        *10.11             IBS Interactive, Inc. 1999 Stock Option Plan (filed as part of our Proxy Statement for the Annual Meeting of
                             Stockholders held on June 4, 1999).+

        *10.12             Second Lease Modification Agreement, dated as of March 3,
                             1998, by and among the Company and EI Realty, 2 Ridgedale
                             Avenue, Inc. and Hanover Park for Industry, in connection
                             with our premises in Cedar Knolls, New Jersey (filed as
                             Exhibit 10.17 to our Registration Statement).

        *10.13             Letter Agreement, dated as of October 21, 1997, between the
                             Company and EI Realty in connection with our premises in
                             Cedar Knolls, New Jersey (filed as Exhibit 10.18 to our
                             Registration Statement).

        *10.14             Lease Agreement, dated as of May 1, 1997, by and between the
                             Company and Iron Investment Corp. and Hanover Park for
                             Industry, in connection with our premises in Cedar Knolls,
                             New Jersey (filed as Exhibit 10.19 to our Registration
                             Statement).

        *10.15             Network Services Contract, dated as of December 27, 1996,
                             between the Company and the Catholic Healthcare Network
                             (filed as Exhibit 10.20 to our Registration Statement).

        *10.16             Professional Service Agreement Consulting, dated as of
                             October 23, 1997, between Aetna Life Insurance Company and the Company (filed as Exhibit 10.21 to our Registration
                             Statement).

        *10.17             Lease Agreement, dated as of January 31, 1998, between the
                             Company and R&G International, in connection with our
                             premises in Huntsville, Alabama (filed as Exhibit 10.22 to our Registration Statement).

        *10.18             Loan Agreement, dated October 30, 1998, by and between the
                             Company and First Union National Bank (filed as
                             Exhibit 10.18 to our Annual Report on Form 10-KSB for the
                             fiscal year ended December 31, 1998).

        *10.19             IBS Interactive, Inc. Deferred Compensation Plan, effective
                             May 1, 1999 (filed as Exhibit 10.5 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999).+

        *10.20             Amendment 1 to IBS Interactive, Inc. Deferred Compensation
                             Plan, effective August 1, 1999 (filed as Exhibit 10.1 to
                             our Quarterly Report on Form 10-QSB for the quarter ended
                             September 30, 1999).+

        *10.21             Exchange Agreement, dated as of March 31, 1999, by and among
                             IBS, Dan E. Spencer, Raymond Deep, Michael Bayless,
                             Michael Ivy, Belly Lenox and Spectrum Information
                             Services, Inc. (filed as Exhibit 2.1 to our Report on
                             Form 8-K filed on April 15, 1999).

        *10.22             Agreement and Plan of Merger dated as of June 30, 1999,
                             among Arnold Schron, Spencer Analysis, Inc., IBS and SAI
                             Acquisition Corp. (filed as Exhibit 2.1 to our Report on
                             Form 8-K, filed on July 15, 1999).

        *10.23             Agreement and Plan of Merger dated as of February 10, 2000, among Sean D. Mann, Roy E. Crippen III, Michael E. Mandt,
                             Ali A. Husain, Robert E. Siegmann, digital infusion, inc.,
                             IBS, and Digital Fusion Acquisition Corp. (filed as
                             Exhibit 2.1 to our Report on 8-K, filed March 24, 2000).

       **10.24             Employment Agreement dated as of March 1, 2000 by and
                             between IBS and Roy E. Crippen, III.+

                                      1-32

       EXHIBIT
         NO.                                       DESCRIPTION
       -------                                     -----------
       **10.25             Employment Agreement dated as of March 1, 2000 by and
                             between IBS and Sean D. Mann.+

       **21.1              Subsidiaries of the Company.

       **23.1              Consent of BDO Seidman, LLP

       **24.1              Power of Attorney (appears on signature page).

       **27.1              Financial Data Schedule.

------------------------

  * Incorporated by reference.

 ** Filed herewith.

  + Management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K

    On December 20, 1999, we filed a report with the SEC on Form 8-K, under
Item 2, amending our Form 10-KSB filed with the SEC on March 31, 1999, restating our financial statements (and amounts included in Management's Discussion & Analysis and Results of Operations) contained in our Report on Form 10-KSB for the year ended December 31, 1998, to reflect the acquisition of Spencer Analysis, Inc., which was accounted for as a pooling of interests.

                                      1-33

                                   SIGNATURES

    In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on our behalf by the undersigned, thereunto duly authorized.

                                                       BS INTERACTIVE, INC.

Dated: March 30, 2000                                  By:        /s/ NICHOLAS R. LOGLISCI, JR.
                                                            -----------------------------------------
                                                                    Nicholas R. Loglisci, Jr.
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                                                  (PRINCIPAL EXECUTIVE OFFICER)

    KNOWN BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints both Nicholas R. Loglisci, Jr. and Frank R. Altieri, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-KSB, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

    In accordance with the Exchange Act, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 30th day of March, 2000.

                        NAME                                              TITLE(S)
                        ----                                              --------
            /s/ NICHOLAS R. LOGLISCI, JR.
     -------------------------------------------       President, Chief Executive Officer and
              Nicholas R. Loglisci, Jr.                  Director (Principal Executive Officer)

              /s/ FRANK R. ALTIERI, JR.
     -------------------------------------------       Chief Technical Officer and Director
                Frank R. Altieri, Jr.

               /s/ ROY E. CRIPPEN III
     -------------------------------------------       Chief Operating Officer and Director
                 Roy E. Crippen III

                /s/ HOWARD B. JOHNSON
     -------------------------------------------       Chief Financial Officer
                  Howard B. Johnson                      (Principal Financial and Accounting Officer)

                 /s/ CLARK FREDERICK
     -------------------------------------------       Director
                   Clark Frederick

            /s/ SUSAN HOLLOWAY TORRICELLI
     -------------------------------------------       Director
              Susan Holloway Torricelli

               /s/ BARRETT N. WISSMAN
     -------------------------------------------       Director
                 Barrett N. Wissman

                  /s/ DAVID FAEDER
     -------------------------------------------       Director
                    David Faeder

                                      1-34

                       FINANCIAL STATEMENTS AND EXHIBITS

    The following are the consolidated financial statements and exhibits of IBS Interactive, Inc. and Subsidiaries, which are filed as part of this report.

                                                                PAGE
                                                              --------
Report of Independent Certified Public Accountants..........    F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1998 and 1999................................    F-4

Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1998 and 1999....................    F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1998 and 1999................................    F-6

Notes to Consolidated Financial Statements..................    F-7

                                     1-F-1

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
IBS Interactive, Inc.
Cedar Knolls, New Jersey

    We have audited the accompanying consolidated balance sheets of IBS Interactive, Inc. and Subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBS Interactive, Inc. and Subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ BDO Seidman, LLP

BDO Seidman, LLP
Woodbridge, New Jersey

March 24, 2000

                                     1-F-2

                             IBS INTERACTIVE, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
                                        ASSETS
Current Assets:
Cash and cash equivalents...................................  $ 5,532,000   $ 2,892,000
  Accounts receivable (net of allowance for doubtful
    accounts
    of $73,000 in 1998 and $261,000 in 1999)................    2,678,000     4,117,000
Prepaid income taxes........................................       54,000       164,000
Prepaid expenses and other current assets...................      184,000       279,000
Deferred income tax asset...................................      126,000            --
                                                              -----------   -----------
Total current assets........................................    8,574,000     7,452,000
Property and equipment, net.................................      983,000     1,012,000
Intangible assets, net......................................    1,418,000     4,794,000
Deferred income tax asset...................................        5,000            --
Advance to related party....................................       70,000            --
Other assets................................................      126,000       217,000
                                                              -----------   -----------
TOTAL ASSETS................................................  $11,176,000   $13,475,000
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt........................  $    79,000   $   130,000
Accounts payable............................................      696,000       527,000
Deferred revenue............................................       45,000       102,000
Accrued salaries and related expenses.......................      206,000            --
Accrued professional fees...................................       60,000       164,000
Customer deposits...........................................       59,000        25,000
Accrued warranty expense....................................       90,000            --
Deferred income tax liability...............................       84,000            --
Other current liabilities...................................      244,000       210,000
                                                              -----------   -----------
Total current liabilities...................................    1,563,000     1,158,000
Long-term debt, less current maturities.....................      277,000       142,000
Deferred compensation.......................................      705,000       590,000
Pension obligation..........................................      208,000       267,000
Acquisition liabilities.....................................           --       546,000
                                                              -----------   -----------
Total liabilities...........................................    2,753,000     2,703,000
                                                              -----------   -----------
Commitments and contingencies
Stockholders' Equity:
  Preferred Stock--$.01 par value; authorized 1,000,000
    shares,
    no shares issued and outstanding........................           --            --
  Common Stock--$.01 par value; authorized 11,000,000
    shares,
    issued and outstanding 4,002,541 shares--1998 and
    5,020,532 shares--1999..................................       39,000        50,000
Additional paid in capital..................................    9,280,000    18,185,000
Accumulated deficit.........................................     (896,000)   (7,463,000)
                                                              -----------   -----------
Total Stockholders' Equity..................................    8,423,000    10,772,000
                                                              -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $11,176,000   $13,475,000
                                                              ===========   ===========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     1-F-3

                             IBS INTERACTIVE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
Revenues....................................................  $15,213,000   $18,774,000
Cost of services............................................   10,207,000    13,003,000
                                                              -----------   -----------

Gross Profit................................................    5,006,000     5,771,000
Operating expenses:
  Selling, general and administrative.......................    4,905,000    10,545,000
  Amortization of intangible assets.........................      173,000       514,000
  Non-cash compensation expenses............................      290,000       332,000
  Merger related expenses...................................      109,000       232,000
                                                              -----------   -----------
                                                                5,477,000    11,623,000
                                                              -----------   -----------
      Operating loss........................................     (471,000)   (5,852,000)
Interest expense............................................     (129,000)      (81,000)
Interest income.............................................      185,000       116,000
Loss on disposal of assets..................................           --      (350,000)
Other income (expense), net.................................       75,000       (26,000)
                                                              -----------   -----------
Loss before income taxes....................................     (340,000)   (6,193,000)
Income tax (provision)......................................      (26,000)      (45,000)
                                                              -----------   -----------
Net loss....................................................  $  (366,000)  $(6,238,000)
                                                              ===========   ===========
Loss per share
  Net loss per share--basic and diluted.....................  $      (.10)  $     (1.45)
                                                              ===========   ===========
Weighted average number of common stock and equivalents.....    3,509,380     4,310,458
                                                              ===========   ===========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     1-F-4

                             IBS INTERACTIVE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                  COMMON STOCK         ADDITIONAL
                                            ------------------------     PAID-IN       UNEARNED      ACCUMULATED    STOCKHOLDERS'
                                            NO. OF SHARES    AMOUNT      CAPITAL     COMPENSATION      DEFICIT         EQUITY
                                            -------------   --------   -----------   -------------   ------------   -------------
Balance, January 1, 1998, as restated.....    2,445,738     $24,000    $ 1,723,000      $(7,000)     $  (240,000)    $ 1,500,000
Net proceeds from initial public
  offering................................    1,380,000      14,000      6,628,000           --               --       6,642,000
Issuance and amortization of directors'
  options.................................           --          --         79,000           --               --          79,000
Shares issued in connection with
  acquisition--Entelechy..................      147,310       1,000        670,000           --               --         671,000
Conversion of Entelechy demand note.......       25,000          --        150,000           --               --         150,000
Shares issued in connection with
  acquisition--MBS........................        4,493          --         30,000           --               --          30,000
Amortization of unearned compensation.....           --          --             --        7,000               --           7,000
Distribution to Spectrum and Spencer
  shareholders............................           --          --             --           --         (290,000)       (290,000)
Net loss..................................           --          --             --           --         (366,000)       (366,000)
                                              ---------     -------    -----------      -------      -----------     -----------
Balance, December 31, 1998................    4,002,541      39,000      9,280,000           --         (896,000)      8,423,000
Shares issued in connection with
  acquisitions............................      138,045       2,000      2,216,000           --               --       2,218,000
Shares issued upon conversation of debt...       60,000       1,000        599,000           --               --         600,000
Shares issued in connection with private
  placements..............................      520,000       5,000      5,195,000           --               --       5,200,000
Distribution to Spectrum & Spencer
  shareholders............................           --          --             --           --         (329,000)       (329,000)
Issuance and amortization of directors'
  options.................................           --          --         59,000           --               --          59,000
Exercise of warrants......................      136,656       1,000        657,000           --               --         658,000
Offering costs in connection with debt
  offering and private placement..........           --          --       (174,000)          --               --        (174,000)
Interest expense for warrants in
  connection with debt offering...........           --          --         43,000           --               --          43,000
Additional shares issued in connection
  with acquisitions.......................      163,290       2,000        310,000           --               --         312,000
Net loss..................................           --          --             --           --       (6,238,000)     (6,238,000)
                                              ---------     -------    -----------      -------      -----------     -----------
BALANCE, DECEMBER 31, 1999................    5,020,532     $50,000    $18,185,000      $    --      $(7,463,000)    $10,772,000
                                              =========     =======    ===========      =======      ===========     ===========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     1-F-5

                             IBS INTERACTIVE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998         1999
                                                              ----------   -----------
Cash flows from operating activities:
  Net loss..................................................  $ (366,000)  $(6,238,000)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation and amortization...........................     667,000     1,388,000
    Loss on disposals of fixed assets.......................      18,000            --
    Bad debt expense........................................      40,000       188,000
    Non-cash interest expense...............................      49,000        43,000
    Compensation expense--Entelechy.........................     180,000       197,000
    Non-cash compensation...................................     110,000       136,000
    Deferred income tax provision (benefit).................    (123,000)       47,000
    Loss on disposal of assets..............................          --       350,000
    Changes in operating assets and liabilities (net of
      effects of purchase acquisitions):
      Accounts receivable...................................     616,000    (1,517,000)
      Prepaid expenses and other assets.....................    (210,000)     (125,000)
      Accounts payable and accrued expenses.................     (34,000)   (1,094,000)
      Deferred revenue......................................    (458,000)       57,000
      Income taxes..........................................     (79,000)     (110,000)
      Deposits and other....................................     (57,000)     (274,000)
      Pension Obligation....................................      58,000        59,000
                                                              ----------   -----------
        Net cash provided by (used in) operating
          activities........................................     411,000    (6,893,000)
                                                              ----------   -----------
Cash flows from investing activities:
  Capital expenditures--property and equipment..............    (751,000)     (277,000)
  Asset acquisitions and related costs......................    (116,000)   (1,857,000)
  Proceeds on assets sold...................................                   835,000
                                                              ----------   -----------
        Net cash used in investing activities...............    (867,000)   (1,299,000)
                                                              ----------   -----------
Cash flows from financing activities:
  Proceeds from initial public offering.....................   8,280,000
  Private placements of common stock........................          --     5,200,000
  Capital distributions.....................................    (290,000)     (329,000)
  Offering costs............................................  (1,613,000)     (174,000)
  Repayments of notes payable...............................    (396,000)     (352,000)
  Proceeds from warrants....................................          --       658,000
  Proceeds from notes payable...............................      65,000       600,000
  Advances to related parties...............................     (70,000)
  Repayment of 1997 Notes...................................    (200,000)
  Payments of capital lease obligations.....................     (65,000)      (51,000)
                                                              ----------   -----------
        Net cash provided by financing activities...........   5,711,000     5,552,000
                                                              ----------   -----------
Net increase (decrease) in cash and cash equivalents........   5,255,000    (2,640,000)
Cash and cash equivalents, at beginning of year.............     277,000     5,532,000
                                                              ----------   -----------
Cash and cash equivalents, at end of year...................  $5,532,000   $ 2,892,000
                                                              ==========   ===========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     1-F-6

                             IBS INTERACTIVE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 1--ORGANIZATION AND BACKGROUND

    IBS Interactive, Inc. (the "Company") and its subsidiaries provides a broad range of computer networking, programming, applications development, Internet Web-site development, Internet subscriber access ("Internet Access Services" or "IS"), network consulting and network installation services. Services are primarily rendered to businesses and organizations, including governmental and not-for-profit entities. The Company was incorporated under the name Internet Broadcasting System, Inc. and changed its name to IBS Interactive, Inc. on March 10, 1998. The Company, a Delaware corporation, has its main administrative office in Cedar Knolls, New Jersey, along with regional offices throughout New Jersey, New York, Virginia, and Alabama.

    The Company is evaluating strategic alternatives and options on its Internet Services segment, which may include the possible sale of a portion or all of its remaining IS businesses. The IS Segment was comprised, as of December 31, 1999, of six distinct companies throughout the eastern United States. In the fourth quarter of 1999, the Company consummated the sale of two IS companies based in Virginia and Alabama to raise operating funds. The sale of these companies resulted in a loss of $350,000. Total allocated assets, revenues and operating losses of the IS business as of and for the years ended December 31, 1998 and 1999 are as follows:

                                                          1998         1999
                                                       ----------   ----------
Total Assets.........................................  $   84,000   $4,301,000
Revenues.............................................  $1,301,000   $4,068,000
Operating losses.....................................  $ (269,000)  $ (943,000)

    No assurances can be given that if the remaining IS businesses are sold that the transaction(s) will not result in a loss, since the ultimate proceeds are subject to a number of uncertainties that management is unable to predict with a high degree of certainty at this time. Such factors include but are not limited to: the timing of adopting a formal plan for disposition, future market conditions, and the availability of a suitable buyer(s) for the IS segment on acceptable terms to the Company.

RESTATEMENTS

    Previously issued consolidated financial statements and notes thereto of the Company have been restated, as required by Accounting Principles Board Opinion No. 16, "Business Combinations," to reflect the 1998 and 1999 business combinations accounted for as poolings-of-interests (DesignFX Interactive, LLC ("DesignFX"), Halo Network Management, LLC ("Halo"), Spectrum Information Systems, Inc. ("Spectrum") and Spencer Analysis, Inc. ("Spencer") (see Note 3).

    Such restated financial statements were initially filed with the Securities & Exchange Commission on Form 8-K on December 20, 1999.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

                                     1-F-7

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

    Revenue is recognized as services are provided to clients and subscribers. In the event that there are significant performance obligations yet to be fulfilled on consulting, design and installation projects, revenue recognition is deferred until such conditions are removed.

    For the years ended December 31, 1998 and 1999, the Company recognized revenues of $29,000 and $436,000, respectively, on projects in process. Such unbilled amounts are included in accounts receivable, net, at December 31, 1998 and 1999, respectively.

STOCK BASED COMPENSATION

    The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company provides pro forma disclosures of net loss and loss per share as if the fair value based method of accounting had been applied, as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

    The values ascribed to restricted stock awards are based on the fair value of the Company's common stock at the date of the grant. The intangible asset related to the value of the stock awards is amortized on a straight line basis over the required service periods. The Company's liability related to such awards will be converted to common stock and additional paid in capital upon the formal issuance of the common stock.

WARRANTS

    The fair values ascribed to warrants that are used in connection with financing arrangements and professional services agreements (see Note 8) are amortized over the expected life of the underlying debt or the term of the agreement.

INCOME TAXES

    The Company accounts for income taxes using the liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Valuation allowances are established against deferred tax assets when management concludes that the realization of such deferred tax assets cannot be considered more likely than not.

    Through their acquisition dates, the owners of DesignFX, Halo, Spectrum and Spencer elected, under the applicable provisions of the Internal Revenue Code and applicable state code, to report their respective income for federal and state income tax purposes as a limited liability or "S" corporation. Under those regulations, the owners individually received the income tax provision or benefit of their respective share of DesignFX's, Halo's, Spectrum's and Spencer's net income or loss. Accordingly, the

                                     1-F-8

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company is only able to record a provision or benefit for federal and state income taxes for the periods from the respective acquisition dates forward.

    In future periods, the Company's consolidated income tax provision or benefit will include the operating results of DesignFX, Halo, Spectrum and Spencer. As such, the historical tax provision of the Company, as reflected in the accompanying consolidated 1998 and 1999 statements of operations, is not necessarily indicative of the tax provision or benefit that would have been recorded had DesignFX, Halo, Spectrum and Spencer been acquired at the beginning of 1998.

    Valuation allowances have been established against certain Company's deferred tax assets due to uncertainties in the Company's ability to generate sufficient taxable income in future periods to make realization of such assets more likely than not. The Company's income tax receivable at December 31, 1999 represents net operating loss carrybacks to previous periods.

CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity date of three months or less from the purchase date to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to credit risk consist primarily of a concentration of unsecured trade accounts receivables. At December 31, 1998, two customers accounted for 30% and 12% of total net accounts receivable. At December 31, 1999, one customer accounted for 12% of total net accounts receivable.

    The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company monitors the allowance for potential credit losses and adjusts the allowance accordingly. During the years ended December 31, 1998 and 1999 the Company's allowance for doubtful accounts was decreased by $39,000 and increased by $188,000, respectively (for bad debt provisions) and was decreased by $39,000 and $0, respectively, for written off balances.

    At December 31, 1998, cash equivalents of $4,982,000 and $443,000 represent investments in GE Capital Corporation commercial paper and short-term obligations of the United States government, respectively. Cash equivalents at December 31, 1999 of $2,892,000 are comprised of money market fund investments and overnight deposits.

    The Company maintains substantially all of the machinery and communications network equipment utilized in its IS business at limited locations.

SOURCES OF SUPPLIES AND VENDORS

    The Company has multiple vendors, which provide data communications and Internet access services to customers of its IS business. Although management believes alternative telecommunications and access facilities could be found in a timely manner, any disruption or termination of these services could have a short-term adverse effect on operating results. In addition, the Company is also dependent on third-party manufacturers of hardware components to be used for resale. Failure by

                                     1-F-9

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) manufacturers to deliver this equipment on a timely basis, or any inability to obtain alternative sources, could have an adverse effect on operating results.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation and amortization are computed primarily under the straight-line method over the assets estimated useful lives, generally three years for computer equipment, five years for office equipment and seven years for furniture and fixtures. Leasehold improvements are amortized over the term of the related lease, generally three to five years. Equipment under capital leases is amortized on a straight-line basis over the terms of the leases, generally three years.

LONG-LIVED ASSETS

    The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed of" ("SFAS 121"). In accordance with SFAS 121, the carrying values of long-lived assets are periodically reviewed by the Company and impairments would be recognized if the expected future operating non-discounted cash flows derived from an asset were less than its carrying value.

    There were no impairment losses recorded in the years ended December 31, 1998 and 1999.

INTANGIBLE ASSETS

    Intangible assets are comprised primarily of goodwill, customer lists and other intangibles arising from various acquisitions and deferred compensation arrangements. Such asset values are amortized over periods of five to ten years, and for deferred compensation arrangements over the period that such services are rendered.

PENSION ACCOUNTING

    The Company has adopted SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits" as it relates to a Spencer pension plan. Subsequent to the acquisition of Spencer in 1999, the plan was amended to no longer require the Company to accrue future service benefits. The provisions of

    SFAS No. 132 revise employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of these plans. It standardizes the disclosure re-quirements for pensions and other post-retirement benefits to the extent practicable.

ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

    The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and notes payable approximate the instruments' fair values due to the immediate or short-term maturity of these financial instruments.

                                     1-F-10

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
LOSS PER SHARE

    Basic loss per share has been computed using the weighted average number of shares of common stock outstanding for the period. The Company's diluted loss per share includes the effect, if any, of unissued shares under options, warrants and stock awards computed using the treasury stock method. In all periods presented, there were no differences between basic and diluted loss per common share because the assumed exercise of common share equivalents was antidilutive. The assumed exercise of stock options and warrants, as well as the issuance of common stock under compensation and acquisition agreements (aggregating 910,223 shares at December 31, 1999), could potentially dilute basic earnings per share.

    The Company's 1998 pro forma basic loss per share (which assumes that the proceeds from the initial public offering of common stock and repayments of certain borrowings occurred on January 1, 1998), totaled $.09 per share.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

    Actual results could differ from these estimates. Significant estimates include the assumptions utilized in the development of the Company's allowance for doubtful accounts, given its concentration of accounts receivable balances with a limited number of customers. In addition, many of the Company's estimates and assumptions used in the consolidated financial statements relate to the Company's continued ability to deliver state-of-the-art technical services, which are subject to competitive market and technology changes.

    It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to the values of accounts receivable, intangibles and fixed assets.

EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. The Company is currently reviewing the effects of SFAS 133, if any. This statement, as amended, will be adopted by the Company no later than its year ending December 31, 2000.

NOTE 3--BUSINESS COMBINATIONS (ALSO, SEE NOTE 16)

POOLINGS-OF-INTERESTS

    On September 24, 1998, December 10, 1998, March 31, 1999 and June 30, 1999 the Company acquired DesignFX, Halo, Spectrum and Spencer respectively, in business combinations accounted for as poolings-of-interests. DesignFX, which engages in the development and maintenance of Web-sites on the Internet, became a wholly-owned subsidiary of the Company through the exchange of 200,160

                                     1-F-11

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 3--BUSINESS COMBINATIONS (ALSO, SEE NOTE 16) (CONTINUED) shares of the Company's common stock for all of the outstanding membership interests of DesignFX. On December 9, 1998, DesignFX was formally merged into the Company. Halo, which engages in full-service network solutions, including planning, installation and maintenance services, became a wholly-owned subsidiary of the Company through the exchange of 219,231 shares of the Company's common stock for all of the outstanding membership interests of Halo.

    Spectrum, which is a full-service provider of network and systems integration solutions, became a wholly-owned subsidiary of the Company through the exchange of 145,456 shares of the Company's common stock (exclusive of the reserved shares discussed below) for all of the outstanding shares of Spectrum. Spencer, which is a provider of network consulting to a wide array of businesses, became a wholly-owned subsidiary of the Company through the exchange of 240,505 shares of the Company's common stock (exclusive of the reserved shares discussed below) for all of the outstanding shares of Spencer. The ultimate number of shares to be issued to the former owners of Spectrum and Spencer is contingent upon the resolution of specific and, to a lesser extent, general financial matters. The Company has reserved 10,909 and 19,500 of common shares for issuance to the owners of Spectrum and Spencer respectively, pending the outcome of such matters. With respect to DesignFX and Halo, the Company reached an agreement on the ultimate number of shares issued in the year ended December 31, 1999. The accompanying financial statements are based on the assumption that the Company, DesignFX, Halo, Spectrum and Spencer were combined as of the earliest period presented and, accordingly, financial statements of prior years have been restated to give effect to the combinations. Such restated financial statements were initially filed with the Securities & Exchange Commission on Form 8-K on December 20, 1999.

    Summarized unaudited results of operations of the Company and DesignFX through September 30, 1998 (the closest practical date to the date of the acquisition) are as follows:

                                                        COMPANY      DESIGNFX
                                                       ----------   ----------
Net revenues.........................................  $6,091,000   $1,181,000
Net income...........................................      52,000       42,000

    Summarized unaudited results of operations of the Company and Halo through December 31, 1998 (the closest practical date to the date of the acquisition) are as follows:

                                                        COMPANY        HALO
                                                       ----------   ----------
Net revenues.........................................  $7,853,000   $1,952,000
Net income...........................................    (326,000)     266,000

    Summarized unaudited results of operations of the Company and Spectrum (the date of the acquisition) for the year ended December 31, 1998 and the three months ended March 31, 1999 are as follows:

                                                             THREE MONTHS ENDED
                                           1998                MARCH 31, 1999
                                  -----------------------   ---------------------
                                   COMPANY      SPECTRUM     COMPANY     SPECTRUM
                                  ----------   ----------   ----------   --------
Net revenues....................  $9,805,000   $1,674,000   $2,601,000   $672,000
Net income (loss)...............     (60,000)    (419,000)    (280,000)   117,000

                                     1-F-12

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 3--BUSINESS COMBINATIONS (ALSO, SEE NOTE 16) (CONTINUED)
    Summarized unaudited results of operations of the Company and Spencer for the year ended December 31, 1998 and the six months ended June 30, 1999 (the date of acquisition) are as follows:

                                                             SIX MONTHS ENDED
                                        1998                  JUNE 30, 1999
                              ------------------------   ------------------------
                                COMPANY      SPENCER       COMPANY      SPENCER
                              -----------   ----------   -----------   ----------
Net revenues................  $11,479,000   $3,734,000   $ 7,076,000   $1,677,000
Net income (loss)...........     (479,000)     113,000    (1,578,000)     135,000

    There were no material adjustments to conform the accounting policies of DesignFX, Halo, Spectrum and Spencer to the accounting policies used by the Company.

    In 1998 and 1999 the Company incurred charges of $109,000 and $232,000, respectively, for fees and costs associated with the acquisitions of DesignFX, Halo, Spectrum, and Spencer. Such amounts, for transactions accounted for as a pooling-of-interests, are expensed as services are rendered and costs are incurred.

PURCHASES

JDT WEBWERX LLC

    On January 1, 1998, the Company acquired certain assets of JDT WebwerX LLC ("JDT"), a business providing programming and applications development and Internet access, for $35,000 cash, in a business combination accounted for as a purchase. Of the total purchase price of $35,000, $9,000 was allocated to equipment and the balance was assigned to various intangible assets. The results of operations of JDT are included in the accompanying financial statements for the entire year ended December 31, 1998.

ENTELECHY, INC.

    On January 31, 1998, the Company acquired substantially all the assets of Entelechy, Inc. ("Entelechy"), in exchange for 277,434 shares of Company common stock in a business combination accounted for as a purchase. The Company issued 147,310 shares at closing, and will issue an additional 130,124 shares (the "Contingent Shares") over a three-year period on each of January 31, 1999, 2000 and 2001 to the former Entelechy stockholders. The issuance of such shares is contingent upon the former Entelechy stockholders remaining in the continuous employ of the Company. The total purchase price for Entelechy was based upon the value of shares issued at closing and related acquisition costs. Goodwill arising from the Entelechy acquisition totaled $828,000, and is being amortized over a period of five years. The values ascribed to the Contingent Shares will result in a charge to operations as such shares are earned through the Company's year ending December 31, 2001. The related charge to operations for the years ended December 31, 1998 and 1999 totaled $180,000 and $197,000, respectively. Assuming the former Entelechy stockholders remain in the continuous employ of the Company, the Company is expected to incur a charge to operations of $197,000 and $17,000 in the years ending December 31, 2000 and 2001, respectively. The Company's liability for the values ascribed to these shares approximates $281,000 and is included in "Deferred Compensation" in the

                                     1-F-13

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 3--BUSINESS COMBINATIONS (ALSO, SEE NOTE 16) (CONTINUED) accompanying December 31, 1999 consolidated balance sheet. The liability has been reduced by $310,000 for shares formally issued in 1999.

    Entelechy had an outstanding demand note of $150,000 to a relative of one of Entelechy's principals. The demand note did not bear interest and was converted, subsequent to the consummation of the Company's initial public offering, into 25,000 shares of the Company's common stock. Entelechy's results of operations for the month of January 1998 were not material and, accordingly, pro forma results of operations for the year ended December 31, 1998 are not presented.

MBS, INC.

    On December 1, 1998, the Company acquired certain assets of MBS, Inc. ("MBS"), a Certified Technical Education Center-Partner Level (providing training on MicroSoft Solutions) for cash of $50,000, the issuance of 4,493 shares of Company common stock and an assumption of liabilities totaling $150,000. This business combination was accounted for as a purchase. The purchase price was allocated to the fair market values of tangible and intangible assets acquired. Goodwill arising from the MBS acquisition totaled $156,000, and is being amortized over a period of ten years. The results of operations of MBS are included in the accompanying financial statements from the acquisition date forward. With respect to this acquisition, the results of operations from

    January 1, 1998 through the acquisition date were not material and, accordingly, pro forma operating results are not presented.

IS ACQUISITIONS

    During 1999, the Company consummated nine distinct acquisitions of Internet Service Providers throughout the Eastern United States. All of these acquisitions were accounted for using the purchase method of accounting. None of the acquisitions were considered significant subsidiaries and, as a result, condensed and pro forma financial information is not presented. The carrying value of these assets have been increased and a liability has been established at December 31, 1999, to reflect the value of consideration ($546,000; principally Company common stock) that is probable of issuance to the predecessor owners under existing contracts and commitments. The liability will be reduced as common shares are formally issued in the year ending December 31, 2000. Management does not expect, at present, that the ultimate disposition of these commitments will have a material effect on the carrying values of such assets at December 31, 1999. The aggregate value of consideration issued (including common stock that is probable of issuance), assumed liabilities and direct costs related to these nine acquisitions is as follows:

Cash payments...............................................  $1,857,000
Fair value of issued common stock...........................   2,219,000
Fair value of likely to be issued common stock..............     546,000
Assumed liabilities and direct costs........................   1,048,000
                                                              ----------
    Total...................................................  $5,670,000
                                                              ==========

                                     1-F-14

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 3--BUSINESS COMBINATIONS (ALSO, SEE NOTE 16) (CONTINUED)
    Goodwill and intangible assets arising from these acquisitions ($3,915,000 at December 31, 1999) are amortized over a ten year period.

NOTE 4--PROPERTY AND EQUIPMENT

    Major classes of property and equipment, net, consist of the following:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
Network equipment..................................  $ 1,661,000   $ 2,194,000
Office equipment, fixtures and vehicles............      427,000       485,000
Leasehold improvements.............................       86,000        96,000
                                                     -----------   -----------
                                                       2,174,000     2,775,000
Less: accumulated depreciation.....................   (1,191,000)   (1,763,000)
                                                     -----------   -----------
                                                     $   983,000   $ 1,012,000
                                                     ===========   ===========

    At December 31, 1998 and 1999, equipment subject to capital leases, less accumulated depreciation, amounted to $60,000 and $22,000, respectively. Depreciation expense for the years ended December 31, 1998 and 1999 amounted to $492,000 and $600,000, respectively, which includes depreciation of equipment subject to capital lease agreements of $38,000 and $38,000, respectively.

NOTE 5--INTANGIBLE ASSETS

    Intangible assets, net, are comprised of the following:

                                                         1998         1999
                                                      ----------   -----------
Intangibles--IS Acquisitions........................  $       --   $ 3,915,000
Goodwill--Entelechy.................................     828,000       828,000
Goodwill--MBS.......................................     156,000       156,000
Goodwill--JDT.......................................      26,000        26,000
Deferred compensation...............................     705,000       900,000
Customer lists......................................      69,000        69,000
                                                      ----------   -----------
                                                       1,784,000     5,894,000
Less: accumulated amortization......................    (366,000)   (1,100,000)
                                                      ----------   -----------
                                                      $1,418,000   $ 4,794,000
                                                      ==========   ===========

    Amortization expense was $378,000 and $788,000 for the years ended December 31, 1998 and 1999, respectively.

                                     1-F-15

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 6--BORROWINGS

    At December 31, 1998 and 1999, the Company's outstanding borrowings were comprised of the following:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998       1999
                                                         --------   ---------
DesignFX--development loan.............................  $200,000   $ 142,000
Spectrum--notes payable................................    84,000          --
Promissory Notes.......................................        --     109,000
Capital leases.........................................    72,000      21,000
                                                         --------   ---------
                                                          356,000     272,000
Less: current portion..................................   (79,000)   (130,000)
                                                         --------   ---------
Total--long term borrowings............................  $277,000   $ 142,000
                                                         ========   =========

1997 NOTES

    On October 31, 1997, the Company entered into a series of financing agreements with eight individual investors for proceeds of $200,000 (collectively, the "1997 Notes"). The 1997 Notes accrued interest at a rate of 8% and were paid in full after the closing of the Company's initial public offering of common stock.

    In connection with the issuance of the 1997 Notes, investors also received warrants to purchase an aggregate of 48,872 shares of the Company's common stock at an exercise price of $3.54 per share through October 2000 (see Note 8). The Company capitalized the fair values ascribed to the warrants, which included a value reflective of the excess of the initial public offering price less the exercise price, as a deferred financing cost. Such costs were amortized over the life of the 1997 Notes. Interest expense for the year ended December 31, 1998, including the amortization of the value ascribed to warrants, totaled $45,000. The effective interest rate on the 1997 Notes, which includes the amortization of the value of the warrants, approximated 68% per annum.

CONVERTIBLE DEBT

    In the third and fourth quarter of 1999, the Company raised $600,000 through sales of 12% convertible debt instruments (the "Convertible Debt"). The Convertible Debt was converted at the option of the Company at the established price of $10.00 per share in December of 1999. Holders of the Convertible Debt received warrants to purchase common stock equal to 25% of any unpaid principal and accrued interest divided by the defined value of the Company's common stock. The Company has incurred a non-cash interest charge of $43,000 relating to the fair value of the warrants issued in connection with the sale of the Convertible Debt. The effective interest rate on the Convertible Debt over the two months they were outstanding approximated 115% per annum.

DESIGNFX--DEVELOPMENT LOAN

    In March 1997, DesignFX entered into an agreement with a bank to develop and design the software and hardware for the bank's sites on the Internet and the worldwide web. Provisions of the agreement provided for various advances to DesignFX in order to provide working capital for expenses

                                     1-F-16

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 6--BORROWINGS (CONTINUED)
incurred with the design and development of such web sites. In September 1998, this agreement was terminated and a new agreement was executed. Terms of the new agreement provide for the advances to be repaid in monthly installments equal to 50% of DesignFX's defined revenues received through the bank's web-site. Based on the negotiated terms in the settlement of this obligation, management does not anticipate that any contractual repayments of this loan will be due during the year ending December 31, 2000. In addition, the Company will accrue, in the form of a royalty, 10% of defined revenues. Upon repayment in full of this advance, the accrued royalties, without interest, shall be paid over a period of one year in twelve equal monthly installments. Obligations under this loan totaled $200,000 and $142,000 at December 31, 1998 and 1999, respectively.

SPECTRUM--NOTES PAYABLE

    Spectrum notes payable of $84,000 at December 31, 1998, accrued interest at rates of 8.25% to 12%. The notes were paid off in 1999.

PROMISSORY NOTES

    In connection with two of its 1999 IS acquisitions, the Company entered into agreements to pay the former owners approximately $307,000 in the form of unsecured promissory notes. The notes are payable in 2000 and bear interest at average rates of approximately 6% per annum. At December 31, 1999, the Company was still obligated to pay approximately $109,000 under the terms of the agreements.

LINE OF CREDIT

    In October 1998, the Company entered into a promissory note agreement with a bank for a line of credit. Borrowings were limited to the lower of $1,500,000 or defined accounts receivable, and outstanding amounts are secured by the Company's assets. At the Company's option, the interest rate was based on the London Interbank Offering Rate ("LIBOR") plus 2% or the bank's prime rate plus
 .25%. The agreement requires the Company to comply with certain operational and financial covenants. The agreement expired on September 30, 1999. Interest expense related to this line of credit totaled $10,000 during 1999.

CAPITAL LEASES

    The Company leases certain equipment in the normal course of operations which are accounted for as capital leases. Outstanding obligations at December 31, 1998 and 1999 totaled $72,000 and $21,000, respectively. Interest expense related to such agreements was $18,000 and $7,000 for the years ended December 31, 1998 and 1999, respectively.

                                     1-F-17

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 6--BORROWINGS (CONTINUED)
DEBT AND LEASE MATURITIES

    At December 31, 1999, aggregate required principal payments, including the present value of amounts owed under capital leases, are as follows:

YEAR ENDING DECEMBER 31,                                       AMOUNT
------------------------                                      --------
2000........................................................  $130,000
2001........................................................   142,000
                                                              --------
Total.......................................................  $272,000
                                                              ========

NOTE 7--BENEFIT PLANS

DEFINED BENEFIT PLAN

    Substantially all Spencer employees who met certain requirements of age and length of service are covered by Spencer sponsored non-qualified, non-contributory defined benefit pension plan. The benefits become fully vested upon the employees retirement. Benefits paid to retirees are based upon age at retirement, compensation levels and years of credited service. Subsequent to the acquisition of Spencer in 1999, the plan was amended to no longer require the Company to accrue future service benefits. Plan assets are stated at fair value and are comprised of stocks and bonds.

    Net periodic pension cost for this plan includes the following components:

DECEMBER 31,                                                1998       1999
------------                                              --------   --------
Components of net periodic pension cost:
  Service cost..........................................  $185,000   $148,000
  Interest cost.........................................    26,000     46,000
  Actual return on plan assets..........................   (27,000)    (8,000)
  Recognized net actuarial (gain) loss..................    13,000     (7,000)
                                                          --------   --------
Net periodic pension cost...............................  $197,000   $179,000
                                                          ========   ========

                                     1-F-18

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 7--BENEFIT PLANS (CONTINUED)
    The following provides a reconciliation of benefit obligations, plan assets, the funded status of the plan and the amounts recorded in the Company's balance sheets:

DECEMBER 31,                                              1998        1999
------------                                            ---------   ---------
Changes in benefit obligation:
  Benefit obligation, beginning of year...............  $ 370,000   $ 769,000
  Service cost........................................    186,000     148,000
  Interest cost.......................................     26,000      46,000
  Actuarial loss......................................    187,000    (439,000)
                                                        ---------   ---------
  Benefit obligation, end of year.....................    769,000     524,000
                                                        ---------   ---------
Changes in plan assets:
  Fair value of plan assets, beginning of year........    133,000     299,000
  Actual return on plan assets........................     26,000       9,000
  Employer contribution...............................    140,000     120,000
                                                        ---------   ---------
  Fair value of plan assets, end of year..............    299,000     428,000
                                                        ---------   ---------
  Unfunded status.....................................   (470,000)    (96,000)
  Unrecognized prior service cost.....................         --    (231,000)
  Unrecognized net actuarial loss.....................    262,000      60,000
                                                        ---------   ---------
  Accrued benefit cost................................  $(208,000)  $(267,000)
                                                        =========   =========

    Assumptions used in these actuarial valuations were:

DECEMBER 31,                                                    1998       1999
------------                                                  --------   --------
Discount rate...............................................     7.0%       7.0%
Expected long-term rate of return...........................     8.0%       7.5%
                                                                ====       ====

401(k) PLAN

    The Company sponsors a defined contribution benefit plan covering substantially all employees. Eligible employees are allowed to contribute up to 6% of their compensation. Company contributions are at the sole discretion of management. There were no contributions for the years ended December 31, 1998 and 1999.

NOTE 8--STOCKHOLDERS' EQUITY (ALSO, SEE NOTE 16)

    In May 1998, the Company completed an initial public offering of its common stock. In connection with the offering, the Company registered, issued and sold 1,380,000 shares of common stock, including 180,000 shares of common stock issued in connection with the exercise in full of the underwriter's over-allotment option at an initial public offering price of $6.00 per share. The proceeds to the Company (net of underwriting discounts, commissions and other expenses payable by the Company) totaled approximately $6,642,000. Additionally, the Company registered 120,000 shares of common stock

                                     1-F-19

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 8--STOCKHOLDERS' EQUITY (ALSO, SEE NOTE 16) (CONTINUED) underlying warrants, which were sold to the underwriter ("Underwriter Warrants"). The warrants are exercisable for a four-year period commencing on May 14, 1999 at a price of $8.10 per share.

    The Company incurred costs in connection with the issuance and distribution of securities in the offering in the amount of $1,638,000. Such costs include underwriting discounts and commissions in the amount of $828,000, expenses paid to or for the underwriting in the amount of $248,000 and other expenses in the amount of $562,000.

STOCK SPLITS

    On March 9, 1998, the Company effected a 1,029.1 for 1 stock split and on April 21, 1998, a 1.187 for 1 stock split. All share and per share data have been restated for all periods presented to reflect the splits.

CAPITAL STOCK

    At December 31, 1999, 327,241 shares of common stock were reserved for the exercise of stock warrants, comprised of the unexercised Underwriter's Warrants, of 60,561, 145,000 reserved shares for the 1998 private placement investors, 100,000 for investment advisory firms and 21,680 to other parties (see Warrants below).

    On March 9, 1998 the Company's Board of Directors approved an increase in the number of shares of authorized capital stock to 12,000,000, of which 1,000,000 shares were designated as "blank check" preferred stock and 11,000,000 shares were designated as common stock.

PRIVATE PLACEMENTS

    In November 1999, the Board of Directors of the Company approved private placements of up to $10 million of defined units which consist of 1,000,000 shares of common stock and 250,000 warrants to purchase common stock. Through December 31, 1999, the Company had raised $5.2 million (which excludes the proceeds from convertible debt subsequently exchanged for units) in connection with this private placement and ceased efforts on additional sales of units in early 2000.

    In February 2000, the Board of Directors of the Company approved a private placement of up to $9.9 million of defined units which consist of 900,000 shares of common stock and 225,000 warrants to purchase common stock. Through
March 24, 2000, the Company had raised approximately $2.1 million in connection with this private placement.

WARRANTS

    As discussed in Note 6, the 1997 Note investors also received warrants to purchase up to 48,872 shares of the Company's common stock. The 1997 Note investors have exercised the warrants in 1999 at an exercise price of $3.54 per share.

    In November 1998, the Company entered into an agreement with an investment advisory firm who directly assisted the Company in acquisition efforts. In return for such services, the Company has issued 50,000 warrants to this firm. The warrants have vested and the requisite number of acquisitions have been consummated. The exercise prices of the warrants are $6.60 per share and were based, in part, on

                                     1-F-20

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 8--STOCKHOLDERS' EQUITY (ALSO, SEE NOTE 16) (CONTINUED) the fair market value of the Company's common stock at the date of the agreement. The values ascribed to the warrants have been capitalized and have been amortized over the useful lives of the acquisitions.

    In October 1999, the Company entered into a consulting agreement with an investment advisory firm in which the Company agreed to issue: (a) warrants to purchase 50,000 shares of Common Stock at an exercise price of $10.25 per share and (b) warrants to purchase 50,000 shares of Common Stock at an exercise price of $11.25 per share upon the closing of certain mergers or acquisitions to be identified. The exercise prices were based on or set above the fair market value of the Company's common stock at the date of the agreement. In the event that the requisite services are rendered and the warrants are issued, the Company will realize a non-cash charge to operations for the fair value of these warrants. The period(s) that such charge will be recognized over will be determined based upon the nature of the merger or acquisition involved, if any (that is whether the merger is accounted for as a purchase or a pooling of interests).

STOCK AWARDS

    The Company has issued 32,500 shares of restricted stock to an officer. The stock awards vest over a four-year period; however, if certain events occur, the unvested portion of the awards will automatically vest. The value ascribed to the stock awards ($309,000) was based, in part, on the fair market values of the Company's common stock on the award dates. Compensation expense for these agreements for the years ended December 31, 1998 and 1999 totaled $31,000 and $77,000, respectively. The Company's liability for the values ascribed to these shares approximates $309,000 and is included in "Deferred Compensation" in the accompanying December 31, 1999 consolidated balance sheet. Such liability is reduced when the shares are formally issued.

STOCK OPTION PLAN

    The Company maintains two qualified stock option plans. Under the terms of both plans, the Company has reserved 680,000 shares of common stock for future grants.

    Under the Company's Stock Option Plans, the Company may grant incentive stock options to certain officers, employees and directors. The options expire five or ten years from the date of grant. Accelerated vesting occurs following a change in control of the Company and under certain other conditions. At December 31, 1999, the Company could grant an aggregate of 170,450 shares under the plans.

    During the year ended December 31, 1998, the Company issued options to outside members of their Board of Directors, which vest over a one-year period. The exercise prices of such options were based on the fair market values of the Company's stock at the grant dates. The related compensation charge totaled $79,000 and $59,000 in 1998 and 1999, respectively.

                                     1-F-21

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 8--STOCKHOLDERS' EQUITY (ALSO, SEE NOTE 16) (CONTINUED)

    The following table summarizes information about stock options outstanding at December 31, 1999:

                                      OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                             -------------------------------------   ----------------------
                                             WEIGHTED
                                             AVERAGE      WEIGHTED                 WEIGHTED
                                            REMAINING     AVERAGE                  AVERAGE
                               NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE               OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
--------------               -----------   ------------   --------   -----------   --------
$6.00 to $6.38.............    192,658           8.6       $ 6.03      101,681      $ 6.03
$7.25 to $8.63.............     27,700           8.7         7.76       15,389        7.76
$16.00.....................     17,142          2.54        16.00        6,636       16.00
$20.00 to $21.75...........    249,658          2.98        21.16       48,087       21.16
$22.00 to $23.438..........     22,392          4.25        23.30        2,778       23.30
                               -------          ----       ------      -------      ------
                               509,550          5.46       $14.62      174,571      $11.00
                               -------          ----       ------      -------      ------

    There were no option grants prior to the Company's 1998 initial public offering. Transactions under various qualified and non qualified option plans for 1998 and 1999 are summarized as follows:

                                                                       WEIGHTED
                                                                       AVERAGE
                                                                       EXERCISE
                                                             SHARES     PRICE
                                                            --------   --------
Outstanding at January 1, 1998............................       --         --
Granted...................................................  267,150     $ 6.14
Exercised.................................................       --         --
Canceled..................................................       --         --
                                                            -------     ------
Outstanding at December 31, 1998..........................  267,150       6.14
Granted...................................................  294,942      21.00
Exercised.................................................       --         --
Canceled..................................................  (52,542)      7.53
                                                            -------     ------
Outstanding at December 31, 1999..........................  509,550     $14.62
Options exercisable at December 31, 1999..................  174,571     $11.00
                                                            -------     ------
Options available for grant at December 31, 1999..........  170,450
                                                            -------     ------

    Under the accounting provisions of SFAS 123, the Company's 1998 and 1999 pro forma net loss and loss per share would have been:

                                                        1998          1999
                                                     ----------   ------------
Net loss...........................................  $ (431,000)  $ (6,909,000)
Net loss per share; basic and diluted..............  $     (.12)  $      (1.60)
                                                     ----------   ------------

                                     1-F-22

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 8--STOCKHOLDERS' EQUITY (ALSO, SEE NOTE 16) (CONTINUED)
    The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following assumptions:

                                                                1998       1999
                                                              --------   --------
Dividend yield..............................................       0%         0%
Expected volatility.........................................    46.1%      45.8%
Risk-free interest rate.....................................    5.39%      5.25%
Expected life--years........................................      10         10
Weighted average fair value of options granted..............   $3.47      $6.22
                                                               -----      -----

NOTE 9--TAXES

    Provisions (benefits) for federal and state income taxes consist of the following:

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1998        1999
                                                        --------   ----------
Current:
  Federal.............................................  $102,000   $ (133,000)
  State...............................................    47,000      131,000
                                                        --------   ----------
                                                         149,000       (2,000)
                                                        --------   ----------
Deferred:
  Federal.............................................   (91,000)     111,000
  State...............................................   (32,000)     (64,000)
                                                        --------   ----------
                                                        (123,000)      47,000
                                                        --------   ----------
  Total income tax provision..........................  $ 26,000   $   45,000
                                                        ========   ==========

                                     1-F-23

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 9--TAXES (CONTINUED)
    Deferred tax assets (liabilities) arise from the following temporary differences and are classified as follows:

                                                            DECEMBER 31,
                                                     --------------------------
                                                         1998          1999
                                                     ------------   -----------
Deferred Tax Asset, Current:
  Accounts receivables.............................  $    (90,000)  $   104,000
  Accrued compensation.............................       117,000        94,000
  Change in tax status of Spencer..................            --       (90,000)
  Other, net.......................................        15,000            --
  Valuation allowance..............................            --      (108,000)
                                                     ------------   -----------
                                                     $     42,000   $        --
                                                     ============   ===========
Deferred Tax Asset (Liabilities), Non-Current:
  Intangible assets................................  $  1,185,000   $ 1,092,000
  Property and equipment...........................        16,000       228,000
  Other............................................       (11,000)           --
  Tax benefit of state income tax net operating
    loss carryforwards.............................            --       304,000
  Tax benefit of federal income tax, net operating
    loss carryforwards.............................            --     1,668,000
  Change in tax status of Spencer..................            --       (90,000)
  Valuation allowance..............................    (1,185,000)   (3,202,000)
                                                     ------------   -----------
                                                     $      5,000   $        --
                                                     ============   ===========

    Differences between the federal benefit computed at a statutory rate and the Company's effective tax rate and provision are as follows:

                                                            DECEMBER 31,
                                                       -----------------------
                                                         1998         1999
                                                       ---------   -----------
Statutory benefit....................................  $(116,000)  $(2,106,000)
State taxes, net of federal benefit..................     10,000      (384,000)
Results attributed to DesignFX, Halo, Spectrum and
  Spencer owners.....................................     29,000       254,000
Amortization of non-deductible goodwill..............     52,000        99,000
Non-deductible expenses..............................     45,000        36,000
Increase in deferred income tax valuation
  allowance..........................................         --     2,125,000
Other, net...........................................      6,000        21,000
                                                       ---------   -----------
                                                       $  26,000   $    45,000
                                                       =========   ===========

    A current benefit of $12,000 related to Entelechy acquisition costs was recognized in the year ended December 31, 1998. The benefit reduced the carrying value of goodwill arising from the acquisition.

                                     1-F-24

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 9--TAXES (CONTINUED)
    Based on an assessment of all available evidence, including 1999 operating results, management does not consider realization of the deferred tax assets generated from operations to be more likely than not, and has established a valuation allowance against the gross deferred tax asset.

    The acquisitions of DesignFX and Halo were deemed to be taxable among the parties and, accordingly, the Company was required to revalue the tax bases of the intangible assets of DesignFX and Halo. This revaluation resulted in an excess of tax bases over carrying values. Based on an assessment of the Company's ability to generate taxable income, the Company has established a valuation allowance against this deferred tax asset, since realization of the asset can not be considered to be more likely than not. Management will perform periodic assessments of its ability to generate taxable income and reduce the valuation allowance if realization of the asset is considered more likely than not. For federal and state income tax purposes, the Company will amortize this intangible asset over a period of 15 years.

    As of December 31, 1999, the Company had available federal and state net operating loss carryforwards of approximately $4,906,000 and $5,238,000 which expire in 2019 and 2006, respectively.

NOTE 10--COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company leases facilities and equipment under operating leases and subleases expiring through December 2004. Some of the leases have renewal options and most contain provisions for passing through certain incremental costs. At December 31, 1999, future net minimum annual rental payments under non-cancelable leases are as follows:

YEAR ENDING DECEMBER 31,                                        AMOUNT
------------------------                                      ----------
2000........................................................  $1,800,000
2001........................................................   1,555,000
2002........................................................   1,064,000
2003........................................................     530,000
2004........................................................     265,000
                                                              ----------
  Total.....................................................  $5,214,000
                                                              ==========

    Total rental expense for the years ended December 31, 1998 and 1999 was approximately $451,000 and $1,219,000, respectively.

EMPLOYMENT AGREEMENTS

    The Company has entered into employment and consulting contracts with certain officers and employees, which provide for minimum annual salaries to be paid over specified terms. Future

                                     1-F-25

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONTINUED) commitments for such payments (including those to individuals employed by digital fusion [see Note 16]) were as follows:

YEAR ENDING DECEMBER 31,                                        AMOUNT
------------------------                                      ----------
2000........................................................  $2,383,000
2001........................................................   1,059,000
2002........................................................     490,000
2003........................................................     128,000
                                                              ----------
  Total.....................................................  $4,060,000
                                                              ==========

NOTE 11--RELATED PARTY TRANSACTIONS

FINANCING TRANSACTIONS

    At December 31, 1997, certain of the Company's stockholders held promissory notes made by the Company in the aggregate original principal amount of $95,000. These notes accrued interest of 6% and were paid off in 1998. Interest expense for the year ended December 31, 1998 amounted to $2,000.

    Certain relatives of the Company's executive officers were 1997 Note investors. The terms of such borrowings are the same as those afforded to other investors (see Note 6).

    DesignFX had a non-interest bearing demand note payable to an owner. The amount of the note totaled $15,000 and was paid off in 1998. The imputed interest expense for the year ended December 31, 1998 was not material.

GUARANTEES

    Certain executive officers, who are also stockholders of the Company, have provided, at no cost to the Company, personal guarantees of certain obligations of the Company. The amount of obligations subject to these guarantees totaled $72,000 and $21,000 at December 31, 1998 and 1999, respectively.

OTHER TRANSACTIONS (ALSO SEE NOTE 8)

    During 1999, an outstanding advance to an officer of $70,000 was charged to operations in the form of employee compensation.

    In 1998 and 1999 Spencer and Spectrum distributed an aggregate $290,000 and $329,000, respectively, of cash to its shareholders.

                                     1-F-26

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 12--CASH FLOW INFORMATION

    As disclosed in Note 3, the Company has consummated various asset acquisitions in 1998 and 1999. In conjunction with such acquisitions, liabilities were assumed as follows:

                                                          1998         1999
                                                       ----------   ----------
Fair value of assets acquired........................  $1,010,000   $5,670,000
Cash proceeds........................................      50,000    1,857,000
Fair value of issued common stock....................     700,000    2,765,000
                                                       ----------   ----------
Liabilities assumed..................................  $  260,000   $1,048,000
                                                       ==========   ==========

    Cash paid for interest and income taxes are as follows:

                                                             1998       1999
                                                           --------   --------
Interest.................................................  $109,000   $38,000
Income Taxes.............................................   197,000    50,000
                                                           ========   =======

    During 1999, the Company converted $600,000 of debt and $310,000 of deferred compensation liabilities into common stock. In 1999, the carrying values of IS acquisitions were increased and a liability established by $546,000 to reflect common stock likely to be issued. In 1998, the Company acquired $32,000, of equipment subject to capital lease obligations. In 1998, a demand note of $150,000 was settled through the issuance of 25,000 shares of Company common stock.

NOTE 13--MAJOR CLIENTS OF THE COMPANY

    One client accounted for 23% and 15% of the Company's revenues for the years ended December 31, 1998 and 1999, respectively. One consulting project provided to the same client accounted for 18% of the Company's revenues for the year ended December 31, 1998.

NOTE 14--SEGMENT INFORMATION

    The Company operates in two segments: Professional Services and Web-Site Hosting ("Professional Services") and IS. The Professional Services segment consists primarily of custom programming for Intranet and Internet applications (including distance learning and e-commerce), web-site development and maintenance, programming and hosting services. Professional Services also provides full service network solutions including planning, consulting, installation and maintenance. The IS Segment provides dedicated lease line, frame relay and digital subscriber line communications, dial-up access and mail services. All segments provide services to customers located in the United States. The Corporate segment provides internal administrative, marketing and treasury services. There are no revenues generated by the Corporate segment.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. The Company evaluates segment performance based on net income or loss.

    There were no intersegment sales and transfers during the years ended December 31, 1998 and 1999.

                                     1-F-27

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 14--SEGMENT INFORMATION (CONTINUED)
    The Company's reportable segments were strategic business units that offer different products and services. They have been managed separately because each business requires different technological and marketing strategies.

    Segment information as of and for the years ended December 31, 1998 and 1999 are as follows (in thousands):

                                                        PROFESSIONAL
DECEMBER 31, 1998                                         SERVICES        IS      CORPORATE    TOTAL
-----------------                                       ------------   --------   ---------   --------
Revenues..............................................    $13,912       $1,301     $   --     $15,213
Cost of services......................................      8,907        1,300         --      10,207
                                                          -------       ------     ------     -------
Gross profit..........................................      5,005            1         --       5,006
Selling, general & administrative.....................      4,146          251        508       4,905
Amortization of intangible assets.....................        154           19         --         173
Non-cash compensation expense.........................         --           --        290         290
Merger expenses.......................................         --           --        109         109
                                                          -------       ------     ------     -------
Operating income (loss)...............................        705         (269)      (907)       (471)
Interest expense......................................         --           --       (129)       (129)
Interest income.......................................         --           --        185         185
Other income (expense), net...........................         --           --         75          75
Income tax (provision) benefit........................       (332)         108        198         (26)
                                                          -------       ------     ------     -------
Net loss..............................................    $   373       $ (161)    $ (578)    $  (366)
                                                          =======       ======     ======     =======
Allocated assets......................................    $ 3,532       $   84     $7,560     $11,176
                                                          =======       ======     ======     =======
Expenditures for allocated assets.....................    $   244       $  336     $  171     $   751
                                                          =======       ======     ======     =======

                                                        PROFESSIONAL
DECEMBER 31, 1999                                         SERVICES        IS      CORPORATE    TOTAL
-----------------                                       ------------   --------   ---------   --------
Revenues..............................................    $14,706      $ 4,068     $    --    $18,774
Cost of services......................................      9,676        3,172         155     13,003
                                                          -------      -------     -------    -------
Gross profit..........................................      5,030          896        (155)     5,771
Selling, general & administrative.....................      5,328        1,543       3,674     10,545
Amortization of intangible assets.....................        218          296          --        514
Non-cash compensation expense.........................        197           --         135        332
Merger expenses.......................................         --           --         232        232
                                                          -------      -------     -------    -------
Operating income (loss)...............................       (713)        (943)     (4,196)    (5,852)
Interest expense......................................         --           --         (81)       (81)
Interest income.......................................         --           --         116        116
Loss on disposal of assets............................         --         (350)         --       (350)
Other income (expense), net...........................         --           --         (26)       (26)
Income tax (provision) benefit........................        (45)          --          --        (45)
                                                          -------      -------     -------    -------
Net income (loss).....................................    $  (758)     $(1,293)    $(4,187)   $(6,238)
                                                          =======      =======     =======    =======
Allocated assets......................................    $ 4,512      $ 4,301     $ 4,662    $13,475
                                                          =======      =======     =======    =======
Expenditures for allocated assets.....................    $    --      $    --     $   277    $   277
                                                          =======      =======     =======    =======

                                     1-F-28

                             IBS INTERACTIVE, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 15--FOURTH QUARTER ADJUSTMENTS

    In the fourth quarter of 1998, the Company recognized, as changes in estimates, the pre-tax effects of: (i) reducing liabilities accrued in previous years by $55,000 (included in other (income) expense, net), (ii) reducing the allowance for doubtful accounts by $44,000 and (iii) reducing a current year royalty liability by $37,000. The Company incurred charges of $109,000 for fees and costs associated with the acquisitions of DesignFX and Halo in the fourth quarter of 1998. Management fee expenses allocated to Halo from a related party totaling $90,000 through September 30, 1998 were eliminated in the fourth quarter of 1998.

    In the fourth quarter of 1999, the Company recognized, as changes in estimates, the pre tax effects of (i) increasing the allowance for doubtful accounts by $100,000, and (ii) increased employee benefit expenses of $88,000. The Company also recognized a loss of $350,000 on the sale of certain IS businesses and interest expense of $43,000 on warrants granted on the convertible debt (see Note 6).

NOTE 16--SUBSEQUENT EVENT

    On March 1, 2000 the Company signed an agreement to purchase the outstanding stock of digital fusion, inc. ("digital fusion") in return for 975,000 shares (50,000 shares of which will be reserved upon settlement of certain matters) and $500,000 of a subordinated note (accruing 6% per annum) and assumption of debt totaling $4.2 million. digital fusion is a Tampa, Florida based provider of e-business professional services to a wide array of commercial businesses. Certain digital fusion officers and employees will also receive non qualified options to purchase 470,000 shares of Company common stock; such options will vest over a period of 3 years. Of the assumed $4.2 million of debt, $3.3 million is secured and payable in 2000.

    The following summarized, unaudited pro forma information for the year ended December 31, 1999 assumes that the acquisition of Digital Fusion had occurred on January 1, 1999:

                                                               UNAUDITED
                                                              -----------
Net revenues................................................  $30,874,000
Operating loss..............................................   (8,553,000)
Net loss....................................................   (9,226,000)
Loss per share:
  Basic and diluted.........................................  $     (1.75)
                                                              ===========

    The pro forma operating results reflect estimated pro forma adjustments for the amortization of intangibles arising from the acquisition ($3,167,000) reduced interest expense from the conversion of digital fusion debt prior to closing ($203,000) and the pro forma operating results of a digital fusion acquisition in April 1999. Pro forma results of operations information is not necessarily indicative of the results of operations that would have occurred had the acquisition been consummated at the beginning of 1999, or of future results of the combined companies.

                                     1-F-29

                                                                         ANNEX 2
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 10-QSB

(MARK ONE)

   /X/     QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2000
                         (FIRST QUARTER OF FISCAL 2000)

   / /     TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE
           ACT

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                          COMMISSION FILE NO. 0-24073

                            ------------------------

                             IBS INTERACTIVE, INC.
       (Exact Name of Small Business Issuer as Specified in Its Charter)

                DELAWARE                                  13-3817344
      (State or Other Jurisdiction                (I.R.S. Employer I.D. No.)
    of Incorporation or Organization)

                               2 RIDGEDALE AVENUE
                                   SUITE 350
                             CEDAR KNOLLS, NJ 07927
                    (Address of Principal Executive Offices)

                                 (973) 285-2600
                (Issuer's Telephone Number, Including Area Code)

   (Former Name, Former Address and Former Fiscal Year, if Changed Since Last
                                    Report)

                            ------------------------

    Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past
90 days. YES /X/  NO / /

    As of May 10, 2000, 6,753,895 shares of the issuer's common stock, par value $.01 per share, were outstanding.

    Transitional Small Business Disclosure Format (check one): Yes / / No /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             IBS INTERACTIVE, INC.

                                     INDEX

                                                                        PAGE NO.
                                                                        --------
PART I.   FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

          Condensed Consolidated Balance Sheet as of
            March 31, 2000 (unaudited)................................     F-1

          Condensed Consolidated Statements of Operations
            for the three months ended March 31, 2000 and 1999
            (unaudited)...............................................     F-3

          Condensed Consolidated Statements of Cash Flows for the
            three months ended March 31, 2000 and 1999 (unaudited)....     F-4

          Notes to Condensed Consolidated Financial Statements........     F-5

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS.................................     F-8

PART II.  OTHER INFORMATION

ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS...................    F-13

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K............................    F-14

SIGNATURES............................................................    F-15

                                     PART I
                             FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.

                             IBS INTERACTIVE, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                           (UNAUDITED, IN THOUSANDS)

                                                              MARCH 31, 2000
                                                              --------------
                                   ASSETS

Current Assets
    Cash and cash equivalents...............................     $ 2,007
    Accounts receivable (net of allowance for doubtful
      accounts of $578).....................................       6,493
    Prepaid expenses........................................         450
    Income tax receivable...................................         164
                                                                 -------
      Total Current Assets..................................       9,114
                                                                 -------
Property and equipment, net.................................       2,070
Intangible assets, net......................................      19,755
Other assets................................................         256
                                                                 -------
      TOTAL ASSETS..........................................     $31,195
                                                                 =======

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                                      2-1

                             IBS INTERACTIVE, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                (UNAUDITED, IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              MARCH 31, 2000
                                                              --------------
                     LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
    Long-term debt and capital lease obligations, current
      portion...............................................     $  3,449
    Accounts payable and accrued expenses...................        2,991
    Deferred revenue........................................          380
                                                                 --------
        Total Current Liabilities...........................        6,820
                                                                 --------
Long-term debt and capital lease obligations................        1,304
Acquisition liabilities.....................................          455
Deferred compensation.......................................          590
                                                                 --------
      Total Liabilities.....................................        9,169
                                                                 --------
Stockholders' Equity
    Preferred Stock, $.01 par value, authorized 1,000,000
      shares, none issued and outstanding                              --
    Common Stock, $.01 par value, authorized 11,000,000
      shares, 6,173,825 shares issued and outstanding.......           62
    Additional paid in capital..............................       33,446
    Accumulated deficit.....................................      (11,482)
                                                                 --------
      Total Stockholders' Equity............................       22,026
                                                                 --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................     $ 31,195
                                                                 ========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                                      2-2

                             IBS INTERACTIVE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

              (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Revenues....................................................  $ 5,412     $4,017
Cost of services............................................    4,300      2,502
                                                              -------     ------
Gross profit................................................    1,112      1,515

Operating expenses:
  Selling, general and administrative.......................    3,462      1,693
  Amortization of intangible assets.........................      391         65
  Compensation expense--non-cash............................      237         84
  Severance and restructuring...............................      865          0
  Merger expenses...........................................        0         28
                                                              -------     ------
Operating loss..............................................   (3,843)      (355)
Interest expense (income), net..............................       (1)       (25)
                                                              -------     ------
Loss before income taxes....................................   (3,842)      (330)
Tax (provision) benefit.....................................       (5)       122
                                                              -------     ------
Net loss....................................................  $(3,847)    $ (208)
                                                              =======     ======
Loss per share
  Basic and diluted.........................................  $  (.72)    $ (.05)
                                                              =======     ======
Weighted average common shares outstanding
  Basic and Diluted.........................................    5,377      4,099

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                                      2-3

                             IBS INTERACTIVE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                           (UNAUDITED, IN THOUSANDS)

                                                                 THREE MONTHS
                                                                ENDED MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Cash Flows used in Operating Activities.....................  $(2,920)   $  (162)
Cash Flows used in Investing Activities.....................      (33)      (892)
Cash Flows provided by (used in) Financing Activities.......    2,068        (28)
                                                              -------    -------
NET DECREASE IN CASH and CASH EQUIVALENTS...................     (885)    (1,082)
CASH and CASH EQUIVALENTS AT BEGINNING OF PERIOD............    2,892      5,532
                                                              -------    -------
CASH and CASH EQUIVALENTS AT END OF PERIOD..................  $ 2,007    $ 4,450
                                                              =======    =======

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                                      2-4

                        NOTES TO CONDENSED CONSOLIDATED

                              FINANCIAL STATEMENTS

1.  FINANCIAL STATEMENT PRESENTATION

    a. The condensed consolidated interim financial statements of IBS Interactive, Inc. ("IBS," or the "Company") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission with respect to Form 10-QSB. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made herein are adequate to make the information contained herein not misleading. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1999 and the notes thereto included in the Company's Annual Report on Form 10-KSB. In the Company's opinion, all adjustments (consisting only of normal recurring adjustments and severance/restructuring charges) necessary for a fair presentation of the information shown herein have been included.

    Previously issued consolidated financial statements and notes thereto for the three months ended March 31, 1999 have been restated, as required, to reflect the June 1999 business combination (accounted for as pooling-of-interests) of Spencer Analysis, Inc. ("Spencer").

    The results of operations and cash flows for the three months ended
March 31, 2000 presented herein are not necessarily indicative of the results of operations and cash flows expected for the year ending December 31, 2000.

2.  BUSINESS COMBINATIONS

PURCHASE ACQUISITION

    On March 1, 2000, the Company signed an agreement to purchase the outstanding stock of digital fusion, inc. ("digital fusion") in return for 975,000 shares of unregistered common stock (50,000 shares of which will be reserved pending settlement of certain matters), a $500,000 three-year subordinated note accruing 6% interest per annum and the assumption of debt totaling approximately $4.2 million. digital fusion is a Tampa, Florida-based provider of e-Business professional services. Of the assumed $4.2 million of debt, $3.4 million bears an interest rate of prime rate plus 2% and is secured by substantially all of the assets of the Company. At present, management expects this amount will be paid down in full in the second and third quarter of 2000 with the final payment due on August 29, 2000.

    The following summarized, unaudited pro forma information for the year ended December 31, 1999 and the three months ended March 31, 2000, assumes that the acquisition of digital fusion had occurred on January 1, 1999:

                                                 DECEMBER 31, 1999    MARCH 31, 2000
                                                 ------------------   ---------------
Net Revenues...................................      $30,874,000        $ 7,082,000
Operating loss.................................       (8,989,000)        (4,707,000)
Net loss.......................................       (9,658,000)        (4,745,000)
Loss per share:
  Basic and Diluted............................      $     (1.83)       $      (.78)

    The pro forma operating results reflect estimated pro forma adjustments for the amortization of intangibles arising from the acquisition ($3,167,000 in 1999 and $281,000 in 2000, reduced interest expense from the conversion of digital fusion debt prior to closing ($203,000 in 1999 and $60,000 in

                                      2-5

                        NOTES TO CONDENSED CONSOLIDATED

2.  BUSINESS COMBINATIONS (CONTINUED)
2000) and the pro forma operating results of a digital fusion acquisition in April 1999. Pro forma results of operations information is not necessarily indicative of the results of operations that would have occurred had the acquisition been consummated at the beginning of 1999 or 2000 or of future results of the combined operations.

    The value ascribed to the consideration of stock, equity instruments, debt and related costs ($19.2 million) less the fair market value of net assets acquired ($3.1 million) resulted in goodwill of $16.1 million. Goodwill will be amortized over a life of 5 years.

    Due to the recent closing of the digital fusion acquisition, the Company utilized preliminary estimates and assumptions in determining the allocation of purchase price to assets acquired and liabilities assumed. While management believes such estimates and assumptions are reasonable, the final allocation of the purchase price may differ from that reflected in the unaudited March 31, 2000 consolidated balance sheet after a more extensive review of fair values of the assets and liabilities is completed. As noted earlier the Company has reserved 50,000 shares of common stock for possible issuance pending the resolution of certain matters.

3.  SEVERANCE AND RESTRUCTURING EXPENSES

    During the three months ended March 31, 2000, the Company enacted a reduction in force and, as a result, recognized a charge of $567,000 related to severance, benefits and entitlements. In addition, the Company decided to terminate its Microsoft training business and recognized a charge of $298,000 which is comprised of the exit costs of this business and impairment losses on the value of related assets. Writeoffs and costs charged against the reserves and liabilities totaled $337,000 through March 31, 2000.

4.  INCOME TAXES.

    The Company has not recognized an income tax benefit for its operating loss generated in the three-month period ended March 31, 2000 based on uncertainties concerning its ability to generate sufficient taxable income in future periods. The tax provision for the three month period ended March 31, 2000 is comprised of a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. At March 31, 2000 income tax receivables are comprised of principally tax loss carrybacks, the realization of which, at present, is considered to be more likely than not.

5.  STOCKHOLDERS' EQUITY

    In March 2000, the Company consummated the acquisition of digital fusion and in connection therewith issued up to 975,000 shares of its common stock (50,000 shares of which will be reserved pending settlement of certain matters).

    The Company issued 108,302 shares of reserved common stock in the three month period ended March 31, 2000 in connection with the resolution of contingencies in 1999 acquisitions.

                                      2-6

                        NOTES TO CONDENSED CONSOLIDATED

5.  STOCKHOLDERS' EQUITY (CONTINUED)
    In the first quarter of 2000, the Company approved the release of unearned shares of common stock related to the 1998 acquisition of Entelechy, Inc. ("Entelechy"). Under terms of the original agreement, such reserved shares were to be earned ratably over a three year period ending January 31, 2001. Since the condition of continued employment for the release of such shares has been waived, the Company recognized a non-cash compensation charge of $214,000 in the quarter ended March 31, 2000.

    In addition, during the three-month period ended March 31, 2000, the Company granted 138,500 options to employees pursuant to its 1999 Stock Option Plan. Certain digital fusion officers and employees have been granted non-qualified options to purchase 470,000 shares of Company common stock; 25% of such options vested immediately, and as such, have been treated as consideration in determining the purchase price of digital fusion and the remaining options will vest over a period of 3 years of continued employment. These options have an exercise price of $10.49 per share.

                                      2-7

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

    We provide a broad range of e-Business and IT professional services, including computer networking, programming and applications development and consulting services and Web-site hosting services (our "Professional Services and Web-Site Hosting" business segment) primarily to mid-size businesses and public sector institutions and Internet access services (our "Internet Access Services" business segment) to consumer and business customers. Our revenues are derived principally from fees earned in connection with the performance of Professional Services and Web-Site Hosting services and fees from Internet Access Services subscribers and customers.

    We commenced operations in June 1995 as an ISP offering Web-site hosting services. Since April 1996, we have acquired: Interactive Networks, Inc.; Mordor International; AllNet; Entelechy, Inc.; JDT WebwerX LLC; DesignFX Interactive, LLC; MBS, Inc.; Halo Network Management, LLC; substantially all of the assets of Mainsite Communications; the Renaissance division of PIVC, LLC; substantially all of the assets of EZ-Net, Inc.; the ADViCOM division of Multitronics, Inc.; Spectrum Information Systems, Inc.; Millennium Computer Applications, Inc.; Realshare, Inc.; substantially all of the assets of Planet Access, Inc.; Spencer Analysis, Inc.; Jaguar Systems, Inc; substantially all of the assets of Florence Business Net; and digital fusion, inc. We began to provide e-Business and IT professional services in April 1996 and have increasingly emphasized such services.

    We are currently evaluating strategic alternatives and options relating to our Internet Access Services business, which may include the possible sale of all or a portion of our remaining Internet Access Services business. At
March 31, 2000, our Internet Access Services business had over 16,000 dial-up subscribers, 250 digital subscriber line accounts, and 47 dedicated line accounts. Total assets, revenues, and operating losses of the Internet Access Services segment as of and for the three months ended March 31, 1999 and 2000 are as follows:

                                                          1999         2000
                                                       ----------   ----------
Total Assets.........................................  $2,313,000   $4,342,000
Revenues.............................................  $  439,000   $1,175,000
Operating Losses.....................................  $ (658,000)  $ (474,000)

    No assurances can be given that if our remaining Internet Access Services assets are sold that the transaction(s) will not result in a loss, since the ultimate proceeds are subject to a number of uncertainties that management is unable to predict with a high degree of certainty at this time. Such uncertainties include, but are not limited to, future market conditions and the availability of buyer(s) willing to purchase the assets on terms acceptable to us.

    For the three months ended March 31, 2000, Professional Services and Web-Site Hosting accounted for approximately 78% of our revenues, and Internet

    Access Services accounted for approximately 22% of our revenues, as compared to 89% and 11%, respectively, for the three months ended March 31, 1999. Our Professional Services and Web-Site Hosting business segment generally produces higher profit margins than our Internet Access Services business segment.

2000 ACQUISITION

PURCHASE

    On March 1, 2000, we entered into an agreement to purchase the outstanding stock of digital fusion, inc. ("digital fusion"), in exchange for 975,000 shares (50,000 shares of which will be reserved pending settlement of certain matters), a $500,000 three-year subordinated note accruing 6% interest

                                      2-8
per annum and the assumption of debt totaling approximately $4.2 million. digital fusion is a Tampa, Florida-based provider of e-Business professional services. Of the assumed $4.2 million of debt, $3.4 million bears interest of the prime rate plus 2% and is secured by substantially all of the assets of the Company. At present, management expects this amount will be paid down in full in the second and third quarter of 2000 with the final payment due on August 29, 2000.

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

    This Quarterly Report on Form 10-QSB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Actual results, events and circumstances (including future performance, results and trends) could differ materially from those set forth in such statements due to various factors, risks and uncertainties including those set forth in the Company's Form 10-KSB for 1999 in "Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Which May Affect the Company's Future Performance." Except as otherwise required to be disclosed in periodic reports required to be filed by companies registered under the Exchange Act by the rules of the SEC, the Company has no duty and undertakes no obligation to update such statements.

    REVENUES. Revenues increased by $1,395,000, or 35%, from $4,017,000 for the three months ended March 31, 1999 ("1999"), to $5,412,000 for the three months ended March 31, 2000 ("2000"). Professional Services and Web-Site Hosting revenues increased by $660,000, or 18%, from $3,578,000 in 1999 to $4,238,000 in
2000. Internet Access Services revenues increased by $736,000, or 168%, from $439,000 in 1999 to $1,175,000 in 2000.

    The increase in Professional Services and Web-Site Hosting revenues was primarily due to Web programming and consulting services including revenue of $890,000 generated by digital fusion in 2000. The increase in Internet Access Services revenues was primarily due to the timing of Internet Service Provider ("ISP") acquisitions in 1999.

    COST OF SERVICES. Cost of services for Professional Services and Web-Site Hosting consists primarily of salaries and expenses of engineering, programming and technical personnel, expenses relating to cost of equipment and applications sold to clients and equipment costs for Web-site hosting and fees paid to outside consultants engaged for client projects. Cost of services for Internet Access Services consists of personnel and equipment expenses relating to the operation of the network. Cost of services increased by $1,798,000, or 72%, from $2,502,000 for 1999 to $4,300,000 for 2000. Professional Services and Web-Site Hosting cost of services increased by $1,296,000 or 77% from $1,680,000 in 1999 to $2,976,000 in 2000. Internet Access Services cost of services increased by $502,000 or 61% from $822,000 in 1999 to $1,324,000 in 2000.

    The increase in Professional Services and Web-Site Hosting cost of services was primarily due to increased direct payroll costs and increased purchases of software and equipment for resale. The increase in Internet Access Services cost of services was primarily due to direct payroll, network and equipment cost increases arising from the growth of the business related to the acquisition of several ISPs during 1999.

    GROSS PROFIT. Our gross profit was $1,515,000, or 38%, of revenues in 1999 and $1,112,000, or 21%, of revenues in 2000. The decrease in gross profit as a percentage of sales was primarily due to the increase in direct costs in The Company's Professional Services and Web-Site Hosting business segment. Professional Services and Web-Site Hosting gross profit decreased by $636,000 or 34%, from $1,898,000 in 1999 to $1,262,000 in 2000. Internet Access Services
gross profit deficit decreased by $234,000 from a deficit of $383,000 in 1999 to a gross profit deficit of $149,000 in 2000.

                                      2-9

    The decrease in Professional Services and Web-Site Hosting gross profit was primarily due to increased direct payroll costs and increased purchases of software and equipment for resale. The decrease in Internet Access Services gross profit deficit was primarily due to increased revenues related to the acquisition of several ISPs during the second and third quarters of 1999.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of salaries and costs associated with marketing literature, advertising, direct mailings, and accounting, finance and sales and marketing personnel, administrative personnel, as well as professional fees and other costs associated with the administration of the Company.

    Selling, general and administrative expenses increased by $1,769,000, or 104%, from $1,693,000 in 1999 to $3,462,000 for 2000. Such increase was primarily due to the Company's hiring of additional marketing and sales personnel, and the hiring of additional administrative personnel to support the increase in our professional services personnel and client bases, as well as increased rent, telephone and utilities costs and professional fees.

    Professional Services and Web-Site Hosting selling, general and administrative expenses increased by $617,000, or 47%, from $1,306,000 in 1999 to $1,923,000 in 2000. Internet Access Services selling, general and administrative expenses increased by $115,000, or 55%, from $210,000 in 1999 to $325,000 in 2000. The increase in Professional Services and Web-Site Hosting selling, general and administrative expenses was primarily due to the hiring of additional marketing and sales personnel. The increase in Internet Access Services selling, general and administrative expenses was primarily due to increased salaries and overhead costs associated with the ISPs acquired in 1999. Corporate selling, general and administrative expenses increased by $1,037,000, or 586%, from $177,000 in 1999 to $1,214,000 in 2000. The increase in corporate selling, general and administrative expenses was primarily due to increased professional and overhead costs associated with the Company's growth and acquisitions.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets increased by $326,000, from $65,000 for 1999 to $391,000 for 2000. This increase is primarily due to the amortization of intangible assets (customer lists and goodwill), related to the ISP acquisitions made throughout 1999 and one month of amortization related to intangible assets arising from the acquisition of digital fusion. Amortization expense will significantly increase in future periods as a result of the Company's acquisition of digital fusion in March 2000.

    NON-CASH COMPENSATION EXPENSE. Non-cash compensation expense increased from $84,000 in 1999 to $237,000 in 2000. This increase was primarily due to the charge related to the release of Entelechy reserved shares (see Note 5).

    MERGER RELATED EXPENSES. During 2000 we did not incur any merger related expenses. During 1999 we incurred charges of $28,000 for fees and costs associated with the acquisition of Halo and Spectrum. Such 1999 amounts, for transactions accounted for as a pooling of interests, are expensed as services are rendered and costs are incurred.

    SEVERANCE AND RESTRUCTURING EXPENSES. During the three months ended March 31, 2000, the Company enacted a reduction in force and, as a result, recognized a charge of $567,000 related to severance, benefits and entitlements. In addition, the Company decided to terminate its Microsoft training business and recognized a charge of $298,000 which is comprised of the exit costs of this business and impairment losses on the value of related assets. During 1999 we did not incur any such charges.

    INTEREST EXPENSE. Interest expense consists of interest on indebtedness and capital leases and financing charges incurred in connection with financing efforts. Interest expense was $20,000 and $28,000, respectively, for 1999 and 2000. Interest expense is expected to increase substantially in the

                                      2-10
future as a result of our assumption of approximately $4.2 million of indebtedness in connection with our acquisition of digital fusion in March 2000.

    INTEREST INCOME. Interest income decreased from $45,000 in 1999 to $29,000 in 2000 due to a decrease in our cash position in 2000 relative to 1999 as a result of the timing of our private placement financings in 1999 and 2000.

    INCOME TAXES. Income taxes decreased from a benefit of $122,000 to a provision of $5,000 due principally to a valuation allowance established against deferred tax assets arising from net operating losses and other temporary differences.

    NET LOSS. As a result of the foregoing, we recognized a net loss of $3,847,000 for the three months ended March 31, 2000 compared to a net loss of $208,000 for the three months ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

    In February 2000, we commenced a $9.9 million private placement consisting of units of common stock and warrants (the "2000 Private Placement"). Each unit ( the "Units") was offered at a price of $110,000 and consisted of 10,000 shares of common stock and three-year warrants to purchase 2,500 shares of common stock at a price of $13.75 per share. Through March 31, 2000, we had received $2,068,000 in net proceeds from the 2000 Private Placement. The expected uses of proceeds for amounts raised in the 2000 Private Placement is repayment of bank debt, expansion of sales and marketing efforts, and for working capital and general corporate purposes.

    In April 2000, we received additional net proceeds of $5,329,000 before terminating the 2000 Private Placement. Of this amount, TeKBanC.com Limited ("TeKBanC.com") purchased $5 million in 45.45 of the Units. Ahmed Al-Khaled, Chief Operating Officer of TeKBanC.com, joined our Board of Directors in April 2000 and, in that capacity, received three-year warrants to purchase 60,000 shares of common stock at $13.75 per share. Mr. Al-Khaled was named to the Executive Committee of the Board of Directors of the Company in April 2000. TeKBanC.com also has the right to purchase an additional 45.45 units consisting of 454,545 shares of common stock at a price of $11.00 per share and three-year warrants to purchase 113,636 shares of common stock at an exercise price of $13.75 per share. TeKBanC.com's right to exercise this option expires on August 1, 2000.

    Net cash used in operating activities increased from $162,000 used in 1999 to $2,920,000 used in 2000. This change was primarily attributable to operating results that produced a net loss in the amount of $3,847,000 for the three months ended March 31, 2000, compared to a net loss of $208,000 for the corresponding three month period in 1999.

    Net cash used in investing activities decreased from $892,000 in 1999 to $33,000 in 2000. The decrease is due to increased capital expenditures in 1999 principally related to the expansion and enhancement of the Company's network and acquisition of five ISPs during the first quarter of 1999.

    Net cash used in financing activities was $28,000 in 1999, compared to $2,068,000 provided in 2000. This change is primarily attributable to the proceeds raised in the 2000 Private Placement.

    At March 31, 2000, we had capital lease obligations in the aggregate amount of $12,000. These capital lease obligations are secured by the personal guarantees of Messrs. Loglisci, Frederick and Altieri and, in addition, certain of these capital lease agreements are secured by the equipment that is the subject of the capital lease.

    In May 1998, we secured equipment lines of credit from three equipment vendors, each in the amount of $500,000. There were no borrowings outstanding under these lines of credit at March 31, 2000.

                                      2-11

    Our working capital at March 31, 2000 was $2,294,000. We believe that operating cash flow generated through existing customers, new business activities and cost reduction efforts, current cash and cash equivalents and working capital levels, and the 2000 Private Placement will be sufficient to fund operating cash flow needs, debt principal payment obligations, and capital expenditures for the foreseeable future. At present, management expects that $3.4 million in bank debt will be paid down in full in the second and third quarter of 2000 with the final payment due on August 29, 2000. Our current estimate of capital expenditures for the year ending December 31, 2000 is $250,000. In the event that we are unsuccessful in reducing our operating losses for the balance of 2000, we will be required to re-examine our current business plans and seek alternative financing. No assurances can be given that alternative financing will be available on terms acceptable to us.

                                      2-12

                                    PART II
                               OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS.

     I. As part of our acquisition of Entelechy, Inc., in January 1998, on February 29, 2000 we issued 84,808 shares of common stock to the former shareholders of Entelechy, Inc. who are also employees of the Company. Because this issuance did not involve any public offering, we claimed exemption from registration under the Securities Act of 1933, as amended (the "Act") pursuant to Section 4(2) of the Act.

    II. On January 12, 2000, we entered into a consulting agreement with EBI Securities, Inc. ("EBI"), in which we agreed to issue EBI warrants to purchase 50,000 shares of common stock at an exercise price of $12.50 per share upon the closing of certain mergers or acquisitions to be identified. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

    III. In connection with the 2000 Private Placement, during the 1st and 2nd quarters of 2000 we issued 684,500 shares of our common stock at a price of $11 per share and three-year redeemable warrants to purchase 171,125 shares of our common stock at an exercise price of $13.75 per share. In addition, on May 11, 2000 we issued a three-year warrant to purchase 11,945 shares of our common stock at an exercise price of $13.75 per share to LaSalle St. Securities, LLC in consideration for their services as placement agent for the 2000 Private Placement. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

    IV. In connection with our merger with digital fusion, inc., on March 1, 2000 we issued 925,000 shares of common stock in exchange for all of the issued and outstanding common stock of digital fusion, inc., and may issue an additional 50,000 shares upon settlement of certain matters, pursuant to the related Agreement and Plan of Merger. In addition, we issued a $500,000 subordinated note accruing 6% per annum) to the former shareholders of digital fusion, inc. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

     V. On March 1, 2000 we granted non-qualified options to purchase 470,000 shares of common stock to certain of the former employees of digital fusion, inc.; 25% of such options vested upon grant and the remaining options will vest over a period of 3 years of continued employment. Because this issuance did not involve any public offering, we claimed exemption from registration under the
Section 4(2) of the Act.

    VI. As part of our acquisition of the Renaissance Internet Access division of PIVC, LLC on February 22, 1999, on March 1, 2000 we issued 12,585 shares of common stock that had been held in reserve to PIVC, LLC pursuant to the terms of the related Purchase Agreement. Because this did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

   VII. As part of our acquisition of Spectrum Information Systems, Inc. on March 31, 1999, on March 30, 2000 we issued 10,909 shares of common stock that had been held in reserve to the former shareholders of Spectrum Information Systems, Inc., pursuant to the terms of the related Acquisition Agreement. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

                                      2-13

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

(a) Exhibits

    The exhibits in the following table have been filed as part of this Quarterly Report on Form 10-QSB:

   EXHIBIT NUMBER       DESCRIPTION OF EXHIBIT
   --------------       ----------------------
        27.1            Financial Data Schedule for the three-month period ended
                          March 31, 2000.

(b) Reports on Form 8-K.

    On March 24, 2000, the Company filed a Report with the SEC on Form 8-K, under Item 2, to report that it had entered into an Agreement and Plan of Merger (the "Agreement") with Sean D. Mann, Roy E. Crippen III, Michael E. Mandt, Ali
A. Husain, Robert E. Siegmann, digital fusion inc., a Florida corporation ("digital fusion"), and Digital Fusion Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IBS ("DFAC"). Pursuant to the terms of the Agreement, digital fusion merged with DFAC and became the surviving entity. In exchange for all of the issued and outstanding shares of digital fusion, IBS issued 925,000 shares of its Common Stock, par value $.01 per share (the "Common Stock"), and reserved an additional 50,000 shares of Common Stock for potential later issuance. digital fusion provides e-business services and is based in Tampa, Florida.

    The Company will file the financial statements required by Items 7(a) and 7(b) of Form 8-K on or before May 16, 2000.

                                      2-14

                                   SIGNATURES

    In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  IBS INTERACTIVE, INC.

Date: May 15, 2000                                By:           /s/ NICHOLAS R. LOGLISCI, JR.
                                                         -------------------------------------------
                                                  Name:           Nicholas R. Loglisci, Jr.
                                                  Title:    PRESIDENT AND CHIEF OPERATING OFFICER
                                                                (PRINCIPAL EXECUTIVE OFFICER)

Date: May 15, 2000                                By:               /s/ HOWARD B. JOHNSON
                                                         -------------------------------------------
                                                  Name:               Howard B. Johnson
                                                  Title:           CHIEF FINANCIAL OFFICER
                                                         (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)

                                      2-15

                                                                        ANNEX 2A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                   FORM 8-K/A

                               (AMENDMENT NO. 1)*

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

        Date of report (Date of earliest event reported): March 2, 2000

                             IBS INTERACTIVE, INC.
               (Exact Name of Registrant as Specified in Charter)

          DELAWARE                        0-24073                      13-3817344
(State or Other Jurisdiction            (Commission                   (IRS Employer
      of Incorporation)                File Number)                Identification No.)

  2 RIDGEDALE AVENUE, SUITE 350, CEDAR KNOLLS, NEW JERSEY                 07927
          (Address of Principal Executive Offices)                      (Zip Code)

       Registrant's telephone number, including area code: (973) 285-2600

*Item 2 and Item 7 of the Form 8-K, filed March 24, 2000 are being amended hereby to revise item 2 and to include in Item 7 the financial statements of the business acquired and pro forma financial information.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 2.  ACQUISITION OR DISPOSITION OF ASSETS.

    As announced in its press release of Thursday, March 2, 2000, on March 1, 2000, IBS Interactive, Inc. ("IBS") entered into an Agreement and Plan of Merger (the "Agreement") with Sean D. Mann, Roy E. Crippen III, Michael Mandt, Ali A. Husain, Robert E. Siegmann, digital fusion, inc. a Florida corporation ("digital fusion"), and Digital Fusion Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IBS ("DFAC"). Pursuant to the terms of the Agreement, digital fusion merged with DFAC and became the surviving entity. In exchange for all of the issued and outstanding shares of digital fusion, IBS issued:
(i) 925,000 shares of its unregistered common stock, par value $.01 per share (the "Common Stock"), and reserved an additional 50,000 shares of Common Stock for potential later issuance subject to certain adjustments and (ii) a three-year subordinated note accruing 6% interest. IBS also assumed debt totaling approximately $4.2 million ($3.3 million of which is secured in the Company's assets). digital fusion provides e-Business services and is based in Tampa, Florida.

    The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as an exhibit.

ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

    (a) FINANCIAL STATEMENTS OF BUSINESS ACQUIRED.

    1. Audited financial statements of digital fusion, inc. as of and for the years ended December 31, 1999 and 1998, which includes the following:

       a.  Balance Sheets;

       b.  Statements of Operations;

       c.  Statements of Shareholders' Equity;

       d.  Statements of Cash Flows; and

       e.  Notes to Financial Statements.

                                      2A-2

                              DIGITAL FUSION, INC.
                         INDEX TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

                                                                PAGE
                                                              --------
Reports of Independent Certified Public Accountants.........      4

Balance Sheets as of December 31, 1999 and 1998.............      6

Statements of Operations for the years ended
  December 31, 1999 and 1998................................      7

Statements of Shareholders' Equity for the years
  ended December 31, 1999 and 1998..........................      8

Statements of Cash Flows for the years
  ended December 31, 1999 and 1998..........................      9

Notes to Financial Statements...............................     10

                                      2A-3

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
digital fusion, inc.

    We have audited the accompanying balance sheet of digital fusion, inc. as of December 31, 1999, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of digital fusion, inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

Woodbridge, New Jersey
May 4, 2000

                                      2A-4

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
digital fusion, inc.

    We have audited the accompanying balance sheet of digital fusion, inc. (formerly ROI Consulting, Inc.) (the Company) as of December 31, 1998, and the related statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of digital fusion, inc. (formerly ROI Consulting, Inc.) as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Ernst & Young, LLP

Tampa, Florida
March 31,1999

                                      2A-5
                              digital fusion inc.

                                 BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1999         1998
                                                              -----------   --------
                                       ASSETS

Current:
  Cash and cash equivalents.................................  $    40,381   $254,702
  Accounts receivable, net of allowance for doubtful
    accounts of $315,000 and $5,000 in 1999 and 1998,
    respectively............................................    1,649,296    379,072
  Due from related party....................................      281,656         --
  Prepaid expenses and other current assets.................       90,039      4,812
                                                              -----------   --------
      Total current assets..................................    2,061,372    638,586
Property, equipment and software, net.......................    1,228,174     17,976
Intangible assets, net......................................    6,702,540         --
Other assets................................................       55,346        292
                                                              -----------   --------
      Total assets..........................................  $10,047,432   $656,854
                                                              ===========   ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Borrowings--line of credit................................  $ 3,323,113   $     --
  Accounts payable..........................................      167,448      2,280
  Due to related party......................................      408,757         --
  Accrued expenses..........................................      539,718    204,886
  Income taxes payable......................................           --      1,423
  Deferred income tax liability.............................           --      5,063
  Deferred revenue..........................................      118,470         --
                                                              -----------   --------
      Total current liabilities.............................    4,557,506    213,652
Long-term notes payable.....................................      827,500         --
Convertible subordinated debentures.........................    3,000,000         --
                                                              -----------   --------
      Total liabilities.....................................    8,385,006    213,652
                                                              -----------   --------

Shareholders' equity:
  Common stock, $.01 par value--3,500,000 authorized;
    3,500,000 and 1,020,000 shares, issued and outstanding
    at December 31, 1999 and 1998, respectively.............       35,000     10,200
  Additional paid-in capital................................    2,645,060     94,860
  Retained earnings (accumulated deficit)...................   (1,017,634)   338,142
                                                              -----------   --------
      Total shareholders' equity............................    1,662,426    443,202
                                                              -----------   --------
      Total liabilities and shareholders' equity............  $10,047,432   $656,854
                                                              ===========   ========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                      2A-6
                              digital fusion inc.

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              -----------   ----------
Revenues....................................................  $ 9,561,238   $2,834,257
Cost of revenues............................................    6,113,213    2,163,773
                                                              -----------   ----------
      Gross profit..........................................    3,448,025      670,484
Selling, general and administrative expenses................    2,990,623      269,036
Depreciation................................................      213,647        5,901
Amortization of intangible assets...........................    1,182,801           --
                                                              -----------   ----------
      Operating income (loss)...............................     (939,046)     395,547
Interest (expense) income, net..............................     (421,793)      11,797
                                                              -----------   ----------
      Income (loss) before provision (benefit) for income
        taxes...............................................   (1,360,839)     407,344
Provision (benefit) for income taxes........................       (5,063)     156,805
                                                              -----------   ----------
Net income (loss)...........................................  $(1,355,776)  $  250,539
                                                              ===========   ==========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                      2A-7
                              digital fusion inc.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                RETAINED
                                        COMMON STOCK                            EARNINGS
                                    ---------------------     ADDITIONAL      (ACCUMULATED
                                      SHARES      AMOUNT    PAID-IN CAPITAL     DEFICIT)        TOTAL
                                    ----------   --------   ---------------   ------------   -----------
BALANCE AT DECEMBER 31, 1997......     510,000   $ 5,100       $       --     $    87,603    $    92,703
Net income........................                                                250,539        250,539
Common stock issued pursuant to
  stock purchase..................     510,000     5,100           94,860              --         99,960
                                    ----------   -------       ----------     -----------    -----------

BALANCE AT DECEMBER 31, 1998......   1,020,000    10,200           94,860         338,142        443,202
Net loss..........................                                             (1,355,776)    (1,355,776)
Contribution of PowerCerv stock
  owned by shareholder in return
  for Company common stock........   1,680,000    16,800        1,558,200              --      1,575,000
Sales of common stock to
  shareholder.....................     800,000     8,000          992,000              --      1,000,000
                                    ----------   -------       ----------     -----------    -----------

BALANCE AT DECEMBER 31, 1999......   3,500,000   $35,000       $2,645,060     $(1,017,634)   $ 1,662,426
                                    ==========   =======       ==========     ===========    ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                      2A-8
                              digital fusion inc.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              -----------   ---------
Cash flows from operating activities:
  Net income (loss).........................................  $(1,355,776)  $ 250,539
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................    1,396,448       5,901
    Deferred tax expense (benefit)..........................       (5,063)      2,595
    Changes in operating assets and liabilities, net of
      effects of PowerCerv acquisition:
      Accounts receivable...................................       73,419    (160,072)
      Amounts due to/from related party.....................      127,101          --
      Prepaid expenses and other current assets.............      (81,180)     (1,644)
      Income taxes receivable...............................           --       3,307
      Accounts payable......................................      165,168     (59,503)
      Accrued expenses......................................      102,149     (65,423)
      Income taxes payable..................................       (1,423)      1,423
      Deferred revenue......................................      (17,794)         --
                                                              -----------   ---------
        Net cash provided by (used in) operating
          activities........................................      403,049     (22,877)
                                                              -----------   ---------

Cash flows from investing activities:
  Capital expenditures--property and equipment..............     (140,846)    (13,943)
  PowerCerv acquisition and related costs...................   (2,632,841)         --
  Purchases of software technology..........................     (895,750)         --
                                                              -----------   ---------
        Net cash used in investing activities...............   (3,669,437)    (13,943)
                                                              -----------   ---------

Cash flows from financing activities:
  Proceeds from issuance of common stock....................    1,000,000      99,960
  Line of credit proceeds, net..............................    3,323,113          --
  Proceeds from convertible subordinated debentures.........    3,000,000          --
  Repayments of notes payable...............................   (4,271,046)         --
                                                              -----------   ---------
        Net cash provided by financing activities...........    3,052,067      99,960
                                                              -----------   ---------
Increase (decrease) in cash and cash equivalents............     (214,321)     63,140
Cash and cash equivalents, beginning of year................      254,702     191,562
                                                              -----------   ---------
Cash and cash equivalents, end of year......................  $    40,381   $ 254,702
                                                              ===========   =========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                      2A-9
                              digital fusion inc.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS (SEE NOTE 14)

    GENERAL

    digital fusion, inc. (formerly ROI Consulting, Inc.) (the "Company") was organized in May 1997 as a Florida corporation. The Company provides e-Business and information technology consulting and education services to a wide array of commercial businesses and governmental entities. The Company has its main administrative office in Tampa, Florida along with regional offices in Minnesota, Florida, Michigan and Alabama.

    ACQUISITION

    On March 31, 1999, the Company acquired certain assets of the General Consulting and Education division of PowerCerv Technologies Corporation ("PowerCerv"), in exchange for $2,455,000 of cash, $5,098,546 of notes payable and 700,000 shares of PowerCerv stock owned by the Company (see note 12). To finance a portion of the acquisition, the Company sold 800,000 shares of common stock for $1,000,000 to an existing shareholder and officer. The value of the consideration and the direct costs of the acquisition ($9.2 million) less the fair value of the net assets acquired ($1.3 million) resulted in goodwill of approximately $7.9 million, which is being amortized over an estimated life of five years.

    The following summarized unaudited pro forma information for the year ended December 31, 1999 assumes that the PowerCerv acquisition occurred on January 1, 1999.

Net revenues................................................  $12,100,000
Operating loss..............................................   (1,103,000)
Net loss....................................................   (1,529,000)
                                                              ===========

    The pro forma operating results reflect estimated pro forma adjustments for the amortization of intangibles arising from the acquisition ($388,000), additional interest expense from debt related to the acquisition ($9,000) and the operating results of PowerCerv through March 1999. Pro forma results of operations information is not necessarily indicative of the results of operations that would have occurred had the acquisition been consummated at the beginning of 1999, or of future results of the combined companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    REVENUE RECOGNITION

    Revenue is recognized as services are rendered and performance obligations are fulfilled. Deferred revenue is recorded for any payments received prior to the services being performed or performance obligations fulfilled.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

                                     2A-10
                              digital fusion inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    The Company has elected, as of January 1, 1999, under the applicable provisions of the Internal Revenue Code and applicable state code, to report its results of operations for income tax purposes as an "S" Corporation. Under those regulations, the shareholders individually assume the income tax liability or benefits of the Company's net income or loss.

    Prior to 1999, the Company reported its results of operations for income tax purposes as a "C" Corporation and accounted for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in the Company's tax status was recognized in 1999. Accordingly, the Company's benefit for federal and state income taxes for the year ended December 31, 1999 of $5,063 is comprised of the effects of reducing previously recorded deferred income tax liabilities.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, notes payable and convertible subordinated debentures. The carrying value of these financial instruments approximate the instruments' fair values at December 31, 1999 and 1998.

    CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company continually evaluates the credit worthiness of its customers' financial position and monitors accounts on a periodic basis, but typically does not require collateral related to trade receivables.

    PROPERTY, EQUIPMENT AND SOFTWARE

    Property, equipment and software are stated at cost. Depreciation is provided on a straight line method based upon the following useful lives:

Office equipment............................................  2-5 years
Computer equipment..........................................  2-4 years
Furniture and fixtures......................................  5-7 years
Software technology.........................................  5 years

    LONG-LIVED ASSETS

    The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). In accordance with SFAS 121, the carrying values of long-lived assets are periodically reviewed by the Company and impairments would be recognized if

                                     2A-11
                              digital fusion inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the expected future operating non-discounted cash flows derived from an asset were less than its carrying value.

    There were no impairment losses recorded in the years ended December 31, 1999 and 1998.

    INTANGIBLE ASSETS

    Intangible assets are comprised primarily of goodwill arising from the PowerCerv acquisition and related costs. Such asset values are amortized over a period of five years.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates used by the Company include the valuation of the allowances for doubtful accounts and the useful lives ascribed to property, equipment, software and goodwill.

3. ACCOUNTS RECEIVABLE

    Accounts receivable includes unbilled receivables of $155,000 and $87,000 under contracts to purchase services as of December 31, 1999 and 1998, respectively. Such amounts are billable upon completion of performance milestones and are expected to be collected within one year.

4. PROPERTY, EQUIPMENT AND SOFTWARE

    Major classes of property, equipment and software, net, consist of the following:

                                                                 DECEMBER 31,
                                                           ------------------------
                                                              1999           1998
                                                           ----------      --------
Office equipment.....................................      $   41,306      $    --
Computer equipment...................................         406,490       23,966
Software technology..................................         895,750           --
Furniture and fixtures...............................          95,886          944
                                                           ----------      -------
                                                            1,439,432       24,910
Less: Accumulated depreciation.......................        (211,258)      (6,934)
                                                           ----------      -------
                                                           $1,228,174      $17,976
                                                           ==========      =======

    Depreciation expense totaled $213,647 and $5,901 for the years ended December 31, 1999 and 1998, respectively.

5. INTANGIBLE ASSETS

    Intangible assets, net, are comprised of goodwill related to the PowerCerv acquisition ($7,885,341 at December 31, 1999) less accumulated amortization of $1,182,801.

                                     2A-12
                              digital fusion inc.

5. INTANGIBLE ASSETS (CONTINUED)
    Amortization expense totaled $1,182,801 for the year ended December 31, 1999.

6. ACCRUED EXPENSES

    At December 31, 1999 and 1998, accrued expenses consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1999       1998
                                                          --------   --------
Compensation and benefits...............................  $217,581   $188,140
Interest................................................   164,624         --
Other...................................................   157,513     16,746
                                                          --------   --------
                                                          $539,718   $204,886
                                                          ========   ========

7. BORROWINGS

    LINE OF CREDIT

    In June 1999, the Company secured a $4 million line of credit from a bank with an interest rate of LIBOR plus 2.5% (8.33% at December 31, 1999). This line of credit was secured by all of the Company's assets and guaranteed by certain shareholders. On February 29, 2000, the terms of the line of credit were amended and the borrower was changed to IBS Interactive, Inc. ("IBS") (see Note 14). This new facility is secured by IBS' assets and has a rate of prime plus 2% and is due in a series of installments through August 29, 2000.

    LONG-TERM NOTES PAYABLE

    As part of the consideration for the PowerCerv acquisition, the Company issued three notes payable totaling $5,098,540. Of the total amount $4,271,046 was paid off during June 1999. The balance outstanding at December 31, 1999 ($827,500) accrues interest at 4.56% per annum and has maturities of $209,970 in 2001, $225,786 in 2002, $236,259 in 2003 and $155,485 in 2004. The effects of adjusting these notes to fair value as of the acquisition date were not considered material. Interest expense on such notes totaled approximately $180,000 in 1999.

    CONVERTIBLE DEBT

    During 1999, the Company sold $3,000,000 of 9% convertible subordinated debentures with a five-year term which was convertible into common stock at $1.75 per share; of the total sale, $1,500,000 of the debentures were sold to two existing shareholders and officers at the same terms afforded to others.

    The total debt was converted into shares of Company common stock on March 1, 2000 in conjunction with selling the outstanding shares of the Company to IBS as discussed in Note 14 below.

                                     2A-13
                              digital fusion inc.

8. INCOME TAXES

    The provision (benefit) for income taxes consists of the following:

                                                              DECEMBER 31,
                                                           -------------------
                                                             1999       1998
                                                           --------   --------
Current:
  Federal................................................  $    --    $134,038
  State..................................................       --      20,172
                                                           -------    --------
                                                                --     154,210

Deferred:
  Federal................................................   (4,429)      2,270
  State..................................................     (634)        325
                                                           -------    --------
                                                            (5,063)      2,595
                                                           -------    --------
                                                           $(5,063)   $156,805
                                                           =======    ========

    As discussed in Note 2, the Company changed from a "C" corporation to a "S" corporation as of January 1, 1999; therefore, the 1999 benefit relates to a reduction of previously recorded deferred tax liabilities.

    The deferred income tax liability at December 31, 1998 reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's only significant temporary difference is related to the basis difference in property and equipment related to the use of accelerated depreciation for tax purposes.

    The difference in the Company's 1999 effective tax rate when compared to the Federal statutory rate of 34% principally relates to: (i) the Company's benefit for taxes, as an "S" Corporation, reverts to the shareholders rather than the Company and (ii) the benefit of the Company's change in tax status described in note 2. The difference in the Company's 1998 effective tax rate when compared to the Federal statutory rate of 34% principally relates to state taxes.

9. BENEFIT PLANS

    During 1997, the Company initiated the ROI Consulting, Inc. 401(k) Retirement Saving Plan (the "ROI 401(k) Plan") effective May 2, 1997, for the benefit of the employees hired with the Company prior to April 1, 1999. This ROI 401(k) Plan is funded by certain employee payroll deductions. In addition, the Company has the option to contribute to the ROI 401(k) Plan on the employee's behalf. The Company did not make any contributions to the ROI 401(k) Plan during 1999 or 1998.

    For employees associated with the PowerCerv acquisition and employees hired after March 31, 1999, the Company adopted the PowerCerv Corporation 401(k) Profit Sharing Plan (the "Multiple Employer 401(k) Plan") which is a multiple employer plan. This Multiple Employer 401(k) Plan covers employees who meet established eligibility requirements. Under the Multiple Employer 401(k) Plan, the Company may match participant contributions. During 1999, the Company matched 30% of participant contributions to a maximum matching amount of 6% of participant base compensation. Total Company contributions were approximately $156,500 during the year ended December 31, 1999.

                                     2A-14
                              digital fusion inc.

10. MAJOR CUSTOMERS

    One customer accounted for 12% and 69% of the Company's revenues for the years ended December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998 accounts receivable from this customer were $118,935 and $226,111, respectively.

11. COMMITMENTS

    The Company conducts its operations in leased facilities. The remaining lease terms range from one month to three and one-half years. Rental expenses under operating leases approximated $254,000 and $800 during the years ended December 31, 1999 and 1998, respectively.

    Future minimum lease payments under non-cancelable operating lease agreements during the years following December 31, 1999 are approximately $155,000 for the year ending December 31, 2000; $76,000 for the year ending December 31, 2001; $68,000 for the year ending December 31, 2002; $19,000 for the year ending December 31, 2003 and $2,000 for the year ending December 31, 2004.

12. RELATED PARTY TRANSACTIONS

    A Shareholder and officer of the Company also serves as a Director of PowerCerv. The Company transacts business with PowerCerv on a regular basis. During the year ended December 31, 1999, the Company recognized revenues of $494,541, for services rendered to PowerCerv and incurred expenses of $158,859, for services received and ongoing facility costs. In addition, the Company capitalized costs of $895,750 for software developed by PowerCerv and utilized in the Company's operations. Amounts due from and due to PowerCerv at December 31, 1999 totaled $281,656 and $408,757, respectively.

    In March 1999, a shareholder and officer contributed 700,000 shares of personally owned PowerCerv stock to the Company. In return, the shareholder and officer received 1,680,000 shares of Company common stock with an ascribed value of $1,575,000. The value of the 1,680,000 shares was based on the value assigned to the PowerCerv stock in consummating the acquisition described in note 1.

    At December 31, 1999, the Company had a subordinated note payable in the amount of $827,500 to PowerCerv that was issued in connection with the acquisition described in note 1.

13. SUPPLEMENTAL CASH FLOW INFORMATION

    In connection with the PowerCerv acquisition, liabilities were assumed as follows:

Fair value of assets acquired...............................  $9,128,546
Cash paid...................................................  (2,455,000)
Fair value of issued equity securities......................  (1,575,000)
                                                              ----------
Liabilities assumed (including notes payable)...............  $5,098,546
                                                              ==========

    Cash paid for interest totaled $181,831 and $4,050, respectively, in 1999 and 1998. Cash paid for income taxes totaled $1,423 and $150,448, respectively, in 1999 and 1998.

                                     2A-15
                              digital fusion inc.

14. SUBSEQUENT EVENT

    In March 2000, the stockholders sold the outstanding shares of the Company to IBS in exchange for 975,000 shares (50,000 shares of which will be reserved upon settlement of certain matters) of IBS common stock and a $500,000 unsecured, subordinated note (accruing interest at 6% per annum) and assumption of debt approximating $4,200,000.

    (B) PRO FORMA FINANCIAL INFORMATION.

    1. Pro forma unaudited condensed statements of operations for the year ended December 31, 1999 and the three months ended March 31, 2000 (a condensed pro forma balance sheet as of March 31, 2000, reflecting the acquisition, are not presented herein since the effects of the digital fusion acquisition are reflected in the Company's financial statements included in Form 10-QSB for the period ended March 31, 2000 and filed with the Securities & Exchange Commission on May 15, 2000.)

                                     2A-16

                             IBS INTERACTIVE, INC.

              PRO FORMA UNAUDITED CONDENSED FINANCIAL INFORMATION

The accompanying pro forma unaudited condensed statements of operations are based upon the historical consolidated financial statements of IBS
Interactive Inc. ("IBS" or the "Company") and digital fusion Inc. ("digital fusion") adjusted to give effect to the acquisition of digital fusion by IBS, accounted for as a purchase, as if the acquisition had occurred at January 1, 1999. IBS acquired the outstanding shares of digital fusion in exchange for 925,000 shares of unregistered IBS common stock (an additional 50,000 shares may be issued in the future pending the resolution of certain adjustments) and a three year $500,000 subordinated note bearing interest at 6% per annum. In connection with the acquisition, $3,000,000 of 9% convertible subordinated debentures were converted into digital fusion common stock. The pro forma statements of operations are not necessarily indicative of the results that would have been obtained if the acquisition had occurred on the date indicated or for any future period or date. The pro forma adjustments give effect to available information and assumptions that the Company believes are reasonable. The pro forma condensed financial information should be read in conjunction with the Company's historical consolidated financial statements and notes thereto and the historical consolidated financial statements of digital fusion and the notes thereto.

                          Year Ended December 31, 1999

                                          HISTORICAL              POWERCERV          PRO
                                  ---------------------------     PRO FORMA         FORMA       PRO FORMA
                                     IBS       DIGITAL FUSION   ADJUSTMENTS(A)   ADJUSTMENTS   AS ADJUSTED
                                  ----------   --------------   --------------   -----------   -----------
                                                (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)
REVENUES........................  $   18,774       $ 9,561          $2,539         $     --    $   30,874
Cost of services................      13,003         6,113           1,621               --        20,737
                                  ----------       -------          ------         --------    ----------

Gross profit....................       5,771         3,448             918               --        10,137
Operating expenses:.............                                                                       --
  Selling, general and
    administrative..............      10,545         3,205             694               --        14,444
  Amortization of intangible
    assets......................         514         1,182             388            2,034(B)      4,118
  Compensation
    expense-non-cash............         332            --              --               --           332
  Merger expenses...............         232            --              --               --           232
                                  ----------       -------          ------         --------    ----------

Operating income (loss).........      (5,852)         (939)           (164)          (2,034)       (8,989)
Interest (expense) income,
  net...........................          35          (422)             (9)             143(C)       (253)
Other expense, net..............        (376)           --              --               --          (376)
                                  ----------       -------          ------         --------    ----------

Income (loss) before income
  taxes.........................      (6,193)       (1,361)           (173)          (1,891)       (9,618)
Tax benefit (provision).........         (45)            5              --               --           (40)
                                  ----------       -------          ------         --------    ----------
NET INCOME (LOSS)...............  $   (6,238)      $(1,356)         $ (173)        $ (1,891)       (9,658)
                                  ==========       =======          ======         ========    ==========
LOSS PER BASIC AND DILUTED
  SHARE.........................  $    (1.45)                                                  $    (1.83)
                                  ==========                                                   ==========
Weighted average common shares
  outstanding
Basic...........................   4,310,458                                        975,000     5,285,458
Diluted.........................   4,310,458                                        975,000     5,285,458

                                     2A-17

                             IBS INTERACTIVE, INC.
        PRO FORMA UNAUDITED CONDENSED FINANCIAL INFORMATION (CONTINUED)

                       Three Months Ended March 31, 2000

                                                        HISTORICAL                PRO
                                                ---------------------------      FORMA       PRO FORMA
                                                   IBS       DIGITAL FUSION   ADJUSTMENTS   AS ADJUSTED
                                                ----------   --------------   -----------   -----------
                                                     (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)
                                                                  (D)
REVENUES......................................  $    5,412       $1,670         $     --    $    7,082
Cost of services..............................       4,300        1,145               --         5,445
                                                ----------       ------         --------    ----------
Gross profit..................................       1,112          525               --         1,637
Operating expenses:...........................                                                      --
  Selling, general and administrative.........       3,462          853               --         4,315
  Amortization of intangible assets...........         391          263              273(B)        927
  Compensation expense-non-cash...............         237           --               --           237
  Severance and Restructuring.................         865           --               --           865
                                                ----------       ------         --------    ----------
Operating income (loss).......................      (3,843)        (591)            (273)       (4,707)
                                                ----------       ------         --------    ----------
Interest expense (income), net................          (1)          94              (60)(E)         33
                                                        --           --               --            --
Income (loss) before income taxes.............      (3,842)        (685)            (213)       (4,740)
Tax provision.................................          (5)                           --            (5)
                                                ----------       ------         --------    ----------
NET INCOME (LOSS).............................  $   (3,847)      $ (685)        $   (213)       (4,745)
                                                ==========       ======         ========    ==========
LOSS PER BASIC AND DILUTED SHARE..............  $    (0.72)                                 $    (0.78)
                                                ==========                                  ==========
Weighted average common shares outstanding
Basic.........................................   5,377,553                       676,944(F)  6,054,497
Diluted.......................................   5,377,553                       676,944     6,054,497

                                     2A-18

                             IBS INTERACTIVE, INC.

             FOOTNOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Adjustments to reflect the acquisition of digital fusion, inc. by IBS Interactive, Inc. as if such acquisition had occurred as of January 1, 1999 are as follows:

A. The acquisition of the education and consulting division of PowerCerv ("PowerCerv Division") by digital fusion, inc. occurred on April 1, 1999. This pro forma adjustment reflects the operating results of the PowerCerv division as if that acquisition had occurred on January 1, 1999. Certain amounts have been reclassified to conform to the Company's presentation.

B. Reflects the amortization of intangible assets arising from the acquisition of digital fusion, inc.

C. Reflects reductions in interest expense of $203,000 from the conversion of $3,000,000 of DF Convertible Debt to digital fusion common stock (the conversion occurred in connection with the acquisitions); such reductions were offset by the interest expense arising from the Subordinated Note ($60,000).

D. This pro forma adjustment reflects the operating results of digital fusion for the two months ended February 29, 2000.

E. Reflects reductions in interest expense of $67,000 from the conversion of $3,000,000 of DF Convertible Debt to common stock and offset by the interest expense arising from the Subordinated Note ($7,000), as if such shares were outstanding for the entire three month period.

F. Reflects the incremental weighted average number of shares issued in the period of acquisition, as if such shares were outstanding for the entire three-month period.

        (C)  EXHIBITS.

    The following exhibits are included as part of this Report:

    2.1* Agreement and Plan of Merger dated as of March 1, 2000 among Sean D.
       Mann, Roy E. Crippen III, Michael Mandt, Ali A. Husain, Robert E. Siegmann, digital fusion, inc. a Florida corporation ("digital fusion"), and Digital Fusion Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IBS Interactive, Inc.

    99.1*Press release of IBS, dated March 2, 2000.

------------------------

* Incorporated by reference to the Current Report on Form 8-K filed on March 24, 2000.

                                     2A-19

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       IBS INTERACTIVE, INC.

Date: May 16, 2000                                          /s/ NICHOLAS R. LOGLISCI, JR.
--------------------------------------                      -----------------------------------------
                                                       By:  Name: Nicholas R. Loglisci, Jr.
                                                            Title:  President and Chief Executive
                                                            Officer

                                     2A-20

                                                                         ANNEX 3
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 10-QSB

(MARK ONE)

   /X/     QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2000 (SECOND QUARTER OF FISCAL 2000)

                                       OR

   / /     TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE
           EXCHANGE ACT

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                          COMMISSION FILE NO. 0-24073

                            ------------------------

                             IBS INTERACTIVE, INC.
       (Exact Name of Small Business Issuer as Specified in Its Charter)

           DELAWARE                            13-3817344
(State or Other Jurisdiction of        (I.R.S. Employer I.D. No.)
Incorporation or Organization)

                               2 RIDGEDALE AVENUE
                                   SUITE 350
                             CEDAR KNOLLS, NJ 07927
                    (Address of Principal Executive Offices)

                                 (973) 285-2600
                (Issuer's Telephone Number, Including Area Code)

 ------------------------------------------------------------------------------

   (Former Name, Former Address and Former Fiscal Year, if Changed Since Last
                                    Report)

                            ------------------------

    Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    As of August 10, 2000, 6,753,895 shares of the issuer's common stock, par value $.01 per share, were outstanding.

    Transitional Small Business Disclosure Format (check one): Yes /X/  No / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             IBS INTERACTIVE, INC.
                                     INDEX

                                                              PAGE NO.
                                                              --------
PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

    Condensed Consolidated Balance Sheet as of June 30, 2000
     (unaudited)............................................      1

    Condensed Consolidated Statements of Operations for the
     three and six months ended June 30, 2000 and 1999
     (unaudited)............................................      3

    Condensed Consolidated Statements of Cash Flows for the
     six months ended June 30, 2000 and 1999 (unaudited)....      4

    Notes to Condensed Consolidated Financial Statements....      5

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS................      8

PART II.  OTHER INFORMATION

ITEM 1.  CHANGES IN SECURITIES AND USE OF PROCEEDS..........     15

ITEM 2.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY
  HOLDERS...................................................     16

ITEM 3.  EXHIBITS AND REPORTS ON FORM 8-K...................     17

SIGNATURES..................................................     18

                                     PART I
                             FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.

                             IBS INTERACTIVE, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                           (UNAUDITED, IN THOUSANDS)

                                                              JUNE 30, 2000
                                                              -------------
                                  ASSETS
Current Assets
  Cash and cash equivalents.................................     $ 3,390
  Accounts receivable (net of allowance for doubtful
    accounts of $660).......................................       6,497
  Prepaid expenses..........................................         374
  Income Tax Receivable.....................................         163
  Assets Held for Sale......................................       2,000
                                                                 -------
    Total Current Assets....................................      12,424
                                                                 -------
Property and equipment, net.................................       1,929
Intangible assets, net......................................      15,615
Other assets................................................         274
                                                                 -------
    Total Assets............................................     $30,242
                                                                 =======

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                                      3-1

                             IBS INTERACTIVE, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                (UNAUDITED, IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              JUNE 30, 2000
                                                              -------------
                    LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
  Long-term debt and capital lease obligations, current
    portion.................................................    $  2,558
  Accounts payable and accrued expenses.....................       2,439
  Accrued Liabilities on Sale of Discontinued Operations....       1,359
  Deferred revenue..........................................         257
                                                                --------
    Total Current Liabilities...............................       6,613
                                                                --------
Long-term debt and capital lease obligations................         982
Deferred compensation.......................................         590
Accrued Liabilities on Sale of Discontinued Operations......         599
                                                                --------
    Total Liabilities.......................................       8,784
                                                                --------
Stockholders' Equity
  Preferred Stock, $.01 par value, authorized 1,000,000
    shares, none issued and outstanding.....................          --
  Common Stock, $.01 par value, authorized 11,000,000
    shares, 6,753,895 shares issued and outstanding.........          66
  Additional paid in capital................................      38,866
  Accumulated deficit.......................................     (17,474)
                                                                --------
  Total Stockholders' Equity................................      21,458
                                                                --------
Total Liabilities and Stockholders' Equity..................    $ 30,242
                                                                ========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                                      3-2

                             IBS INTERACTIVE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2000 AND 1999

         (UNAUDITED, IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                              FOR THE SIX MONTHS ENDED       FOR THE THREE MONTHS ENDED
                                                      JUNE 30,                        JUNE 30,
                                             --------------------------      --------------------------
                                                2000            1999            2000            1999
                                             ----------      ----------      ----------      ----------
Revenues...................................      11,197      $    7,616      $    6,713      $    4,027
Cost of services...........................       7,702           4,491           4,464           2,573
                                             ----------      ----------      ----------      ----------
Gross profit...............................       3,495           3,125           2,249           1,454
Operating expenses:
  Selling, general and administrative......       6,771           3,630           3,719           2,114
  Amortization of intangible assets........       1,390             224           1,011             144
  Compensation expense--non-cash...........         237             188               0             105
  Severance and restructuring..............         865               0               0               0
  Merger expenses..........................           0             137               0             109
                                             ----------      ----------      ----------      ----------
Operating loss.............................      (5,768)         (1,054)         (2,481)         (1,018)
Interest expense (income), net.............          51             (67)             52             (24)
                                             ----------      ----------      ----------      ----------
Income Loss from continuing operations
  before income taxes......................      (5,819)           (987)         (2,533)           (994)
Tax Benefit (provision)....................         (11)             77              (6)            (45)
Income Loss from continuing operations.....      (5,830)           (910)         (2,539)         (1,039)
Loss from discontinued operations..........        (798)           (512)           (242)           (275)
Loss on disposal of discontinued
  operations...............................      (3,383)              0          (3,383)              0
Net income (loss)..........................  $  (10,011)     $   (1,422)     $   (6,164)     $   (1,314)
                                             ==========      ==========      ==========      ==========
Earnings (loss) per share from continuing
  operations
Basic and Diluted..........................  $    (0.97)     $    (0.22)     $    (0.39)     $    (0.25)
                                             ==========      ==========      ==========      ==========
Earnings (loss) per share from discontinued
  operations
Basic and Diluted..........................  $    (0.70)     $    (0.12)     $    (0.55)     $    (0.06)
                                             ==========      ==========      ==========      ==========
Earnings (loss) per share from operations
Basic and Diluted..........................  $    (1.67)     $    (0.34)     $    (0.94)     $    (0.31)
                                             ==========      ==========      ==========      ==========
Weighted average common shares outstanding
Basic......................................   5,982,474       4,144,507       6,580,749       4,195,532
Diluted....................................   5,982,474       4,144,507       6,580,749       4,195,532

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                                      3-3

                             IBS INTERACTIVE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                           (UNAUDITED, IN THOUSANDS)

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                2000              1999
                                                              ---------         ---------
Cash Flows used in Operating Activities.....................  $ (5,439)         $ (2,297)
Cash Flows used in Investing Activities.....................       (70)           (1,573)
Cash Flows provided by Financing Activities.................     6,007               490
                                                              --------          --------
Net Increase (Decrease) in Cash and Cash Equivelents........       498            (3,380)
Cash and Cash Equivalents at Beginning of Period............     2,892             5,532
                                                              --------          --------
Cash and Cash Equivalents at End of Period..................  $  3,390          $  2,152
                                                              ========          ========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                                      3-4

                        NOTES TO CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

1.  FINANCIAL STATEMENT PRESENTATION

    a. The condensed consolidated interim financial statements of IBS Interactive, Inc. ("IBS," the "Company," "we," or "us") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission with respect to Form 10-QSB. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made herein are adequate to make the information contained herein not misleading. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1999 and the notes thereto included in the Company's Annual Report on Form 10-KSB and the Company's reports on Form 8-K dated March 24, 2000 and 8-K/A dated May 16, 2000. In the Company's opinion, all adjustments (consisting only of normal recurring adjustments and severance/restructuring charges) necessary for a fair presentation of the information shown herein have been included.

    The results of operations and cash flows for the six months ended June 30, 2000 presented herein are not necessarily indicative of the results of operations and cash flows expected for the year ending December 31, 2000.

2.  DISCONTINUED OPERATIONS

    On June 15, 2000, the Company entered into a agreement to divest its consumer dial up business subject to certain contingencies. The contingencies were subsequently resolved and the transaction was announced on August 8, 2000. Under the terms of the agreement with Earthlink, Inc. ("Earthlink"), the Company will receive a portion of the purchase price, $2 million, in the third quarter upon delivery of the customer list to Earthlink. The final purchase price will be based on the number of subscribers who remain with Earthlink for a specified minimum period. A loss on disposal of $3.4 million has been recorded in the second quarter, related primarily to the write off of goodwill, certain equipment leases and severance costs related to the discontinuance of this business. The determination of the actual purchase price and the loss on disposal is expected to be finalized in the fourth quarter of this year. As required, the Company has restated prior periods' results to reflect the consumer dial up business as a discontinued operation.

3.  BUSINESS COMBINATIONS

PURCHASE ACQUISITIONS

    On March 1, 2000 the Company signed an agreement to purchase the outstanding stock of digital fusion, inc. ("digital fusion") in return for 975,000 shares of unregistered common stock (50,000 shares of which will be reserved pending settlement of certain matters), a $500,000 three-year subordinated note accruing 6% interest per annum and the assumption of debt totaling approximately
$4.2 million. digital fusion is a Tampa, Florida-based provider of e-Business professional services. Of the assumed $4.2 million of debt, at June 30,2000, $1.075 million had been paid down and $2.4 million bears an interest rate of prime rate plus 2% and is secured by substantially all of the assets of the Company. At present, management expects this $2.4 million amount will be paid down in full in the third quarter of 2000 with the final payment due on September 30, 2000.

    The following summarized, unaudited pro forma information for the year ended December 31,1999 and the six months ended June 30, 2000, assumes that the acquisition of digital fusion had occurred on

                                      3-5

                        NOTES TO CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (CONTINUED)

3.  BUSINESS COMBINATIONS (CONTINUED)
January 1, 1999. The 1999 proforma information also assumes that the sale of the consumer dial up business occurred on January 1, 1999.

                                                  DECEMBER 31, 1999    JUNE 30, 2000
                                                  ------------------   --------------
Net Revenues....................................      $27,638,000       $12,867,000
Operating loss..................................       (7,633,000)       (6,141,000)
Loss from continuing operations.................       (8,295,000)       (6,297,000)
Loss per share:
  Basic and Diluted.............................      $     (1.57)      $     (1.05)

    The pro forma operating results reflect estimated pro forma adjustments for the amortization of intangibles arising from the acquisition ($3,167,000 in 1999 and $281,000 in 2000, reduced interest expense from the conversion of digital fusion debt prior to closing ($203,000 in 1999 and $60,000 in 2000) and the pro forma operating results of a digital fusion acquisition in April 1999. Pro forma results of operations information is not necessarily indicative of the results of operations that would have occurred had the acquisition of digital fusion and the sale of the consumer dial up business been consummated at the beginning of 1999 or 2000 or of future results of the combined operations.

    The value ascribed to the consideration of stock, equity instruments, debt and related costs ($19.2 million) less the fair market value of net assets acquired ($3.1 million) resulted in goodwill of $16.1 million. Goodwill will be amortized over a life of 5 years.

    Due to the recent closing of the digital fusion acquisition, the Company utilized preliminary estimates and assumptions in determining the allocation of purchase price to assets acquired and liabilities assumed. While management believes such estimates and assumptions are reasonable, the final allocation of the purchase price may differ from that reflected in the unaudited June 30, 2000 consolidated balance sheet after a more extensive review of fair values of the assets and liabilities is completed. As noted earlier the Company has reserved 50,000 shares of common stock for possible issuance pending the resolution of certain matters.

3.  SEVERANCE AND RESTRUCTURING EXPENSES

    During the three months ended March 31, 2000, the Company enacted a reduction in force and, as a result, recognized a charge of $567,000 related to severance, benefits and entitlements. In addition, the Company decided to terminate its Microsoft training business and recognized a charge of $298,000 which is comprised of the exit costs of this business and impairment losses on the value of related assets. As of June 30, 2000, $360,000 remained of the total accrual of $865,000.

4.  INCOME TAXES.

    The Company has not recognized an income tax benefit for its operating loss generated in the three-month period ended June 30, 2000 based on uncertainties concerning its ability to generate sufficient taxable income in future periods. The tax provision for the three month period ended June 30, 2000 is comprised of a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. At June 30, 2000

                                      3-6

                        NOTES TO CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (CONTINUED)

4.  INCOME TAXES. (CONTINUED)
income tax receivables is comprised of principally tax loss carrybacks, the realization of which, at present, is considered to be more likely than not.

5.  STOCKHOLDERS' EQUITY

    In March and April 2000, the Company raised approximately $7.4 million in net proceeds in a private placement consisting of 68.45 $110,000 units (the "2000 Private Placement"). Through March 31, 2000, we had received $2,068,000 in net proceeds from the 2000 Private Placement. In April 2000, we received additional net proceeds of $5,329,000 before terminating the 2000 Private Placement. In connection with the 2000 Private Placement we issued 684,500 shares of our common stock at a price of $11 per share and three year redeemable warrants to purchase 171,125 shares of our common stock at an exercise price of $13.75 per share. In addition, on May 11, 2000 we issued a three-year warrant to purchase 11,945 shares of our common stock at an exercise price of $13.75 per share to LaSalle St. Securities, LLC in consideration for their services as placement agent for the 2000 Private Placement.

    In the second quarter, we issued an option to TeKBanC.com Limited ("TeKBanC.com") to purchase an additional 45.45 units consisting of 454,545 shares of our common stock at a price of $11.00 per share and three-year warrants to purchase 113,636 shares of common stock at an exercise price of $13.75. TeKBanC.com's right to purchase these unexercised shares and warrants expired on August 1, 2000.

    On June 15, 2000, we entered into a consulting agreement with TeKBanC in which we agreed to issue TeKBanC warrants to purchase 70,000 shares of our common stock at an exercise price of $7.00 in exchange for mergers and acquisitions, marketing, business development and financial advisory services. These warrants vest ratably over a six month period ending December 15, 2000 and vest immediately in the event of a change of control.

    In addition, during the three-month period ended June 30, 2000, the Company granted 340,000 options to employees pursuant to its 2000 Option Plan. Certain digital fusion officers and employees have been granted non-qualified options to purchase 480,000 shares of Company common stock; 25% of such options vested immediately, and as such, have been treated as consideration in determining the purchase price of digital fusion and the remaining options will vest over a period of 3 years of continued employment. These options vest immediately upon change of control and have an exercise price of $10.49 per share.

    The Company issued 22,592 shares of reserved common stock in the quarter ended June 30, 2000 in connection with the realization of contingencies in 1999 acquisitions.

    In March 2000, the Company consummated the acquisition of digital fusion and in connection therewith issued up to 975,000 shares of its common stock (50,000 shares of which will be reserved pending settlement of certain matters).

    In the first quarter of 2000, the Company approved the release of unearned shares of common stock related to the 1998 acquisition of Entelechy, Inc. ("Entelechy"). Under terms of the original agreement, such reserved shares were to be earned ratably over a three year period ending January 31, 2001. Since the condition of continued employment for the release of such shares has been waived, the Company recognized a non-cash compensation charge of $214,000 in the quarter ended March 31, 2000.

                                      3-7

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    This Quarterly Report on Form 10-QSB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, from time to time, we or our representatives have made or may make other forward-looking statements orally or in writing. Such statements may include, without being limited to, statements concerning anticipated financial performance, future revenues or earnings, business prospectus, projected ventures, new products, anticipated market performance and similar matters. The words "plan," "budget, "intend," "anticipate," "project," "estimate," "expect," "may," "might," "believe," "potential," "could," "should," "would" and similar statements are intended to be among the statements that are forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, we caution our readers that, because such statements reflect the reality of risk and uncertainty that is inherent in doing business, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to, those set forth in the Company's Form 10-KSB for 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this prospectus. Except as otherwise required to be disclosed in periodic reports required to be filed by companies registered under the Exchange Act by the rules of the SEC, the Company has no duty and undertakes no obligation to update such statements.

OVERVIEW

    We provide a broad range of e-Business and information technology ("IT") professional services, including computer networking, programming and applications development and consulting services, Web-site hosting services and Internet access services. Our revenues are derived principally from fees earned in connection with the performance of professional services and Web-Site hosting services and fees from Internet access services customers.

    We commenced operations in June 1995 as an Internet Service Provider ("ISP") offering Web-site hosting services. Since April 1996, we have acquired: Mordor International; Entelechy, Inc.; JDT WebwerX LLC; DesignFX Interactive, LLC; Halo Network Management, LLC; Spectrum Information Systems, Inc.; Millennium Computer Applications, Inc.; Realshare, Inc.; Spencer Analysis, Inc.; and digital fusion, inc. We began to provide e-Business and IT professional services in April 1996 and have increasingly emphasized such services.

    On June 15, 2000, we entered into an agreement to divest our consumer dial up business subject to certain contingencies. The contingencies were subsequently resolved and the transaction was announced on August 8, 2000. At June 30, 2000, our consumer dial up business had over 16,000 dial-up subscribers. Total assets, revenues, and operating losses of our consumer dial up business which has been reflected as discontinued operations as of and for the six months ended June 30, 1999 and 2000 are as follows:

SIX MONTHS ENDED JUNE 30,                                 1999         2000
-------------------------                              ----------   ----------
Total Assets.........................................  $3,769,000   $4,112,000
Revenues.............................................  $1,137,000   $1,788,000
Operating Losses.....................................  $ (512,000)  $ (798,000)

    We also acquired 10 consumer dial up businesses from April 1996 through July 30, 1999. These businesses were sold in August of 2000 and have been classified as discontinued operations for financial reporting purposes. Accordingly, prior periods' results and balance sheet referred to in Management's Discussion and Analysis are restated.

                                      3-8

2000 ACQUISITIONS

PURCHASES

    On March 1, 2000, we entered into an agreement to purchase the outstanding stock of digital fusion, inc. ("digital fusion"), in exchange for 975,000 shares (50,000 shares of which will be reserved pending settlement of certain matters), a $500,000 three-year subordinated note accruing 6% interest per annum and the assumption of debt totaling approximately $4.2 million. digital fusion is a Tampa, Florida-based provider of e-Business professional services. Of the assumed $4.2 million of debt, at June 30, 2000, $1.075 million has been paid down and $2.4 million bears interest of the prime rate plus 2% and is secured by substantially all of the assets of the Company. At present, management expects this $2.4 million amount will be paid down in full in the third quarter of 2000 with the final payment due on September 30, 2000.

THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THREE MONTHS ENDED JUNE 30, 1999

    REVENUES. Revenues increased by $2,686,000, or 67%, from $4,027,000 for the three months ended June 30, 1999 ("1999"), to $6,713,000 for the three months ended June 30, 2000 ("2000"). The increase in revenues was primarily due to the additional Internet programming and consulting services revenue of $2,135,000 generated by digital fusion during 2000. Revenues from our largest customer also increased by $419,000, or 48%, from $867,000 in 1999 to $1,286,000 in 2000. Our largest customer was responsible for 19% of our revenue in 2000.

    COST OF SERVICES. Cost of services consists primarily of salaries and expenses of engineering, programming and technical personnel, expenses relating to cost of equipment and applications sold to clients and telecommunications and equipment costs for Web-site hosting, digital subscriber line and dedicated line services and fees paid to outside consultants engaged for client projects. Cost of services increased by $1,891,000, or 74%, from $2,573,000 for 1999 to $4,464,000 for 2000. The increase in cost of services was primarily due to increased direct payroll costs, increased use of outside consultants, increased purchases of equipment for resale and for network services. Growth in our direct payroll expense accounted for $1,501,000, or 79% of the increase in total cost of services.

    GROSS PROFIT. Our gross profit was $1,454,000, or 36% of revenues in 1999 and $2,249,000, or 34%, of revenues in 2000. The decrease in gross profit as a percentage of sales was primarily due to a decrease in the profitability of our network services projects and consulting, offset by an increase in the profitability of our e-solutions projects and consulting.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of salaries and costs associated with marketing literature, advertising, direct mailings, and accounting, finance and sales and marketing personnel, administrative personnel, as well as professional fees and other costs connected with the administration of the Company. Selling, general and administrative expenses increased by $1,605,000, or 76%, from $2,114,000 in 1999 to $3,719,000 for 2000. Such increase was primarily due to payroll increases due to the Company's additional marketing and sales personnel and administrative personnel resulting from acquisitions and increased hiring, increases in overall employee benefit expenses as well as increased rent, telephone and utilities costs associated with the Company's growth and acquisitions.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets increased by $867,000, from $144,000 for 1999 to $1,011,000 for 2000. This increase is primarily due to the amortization of intangible assets (customer lists and goodwill) related to the acquisition of Entelechy, Inc. ("Entelechy") and other acquisitions made throughout 1999 and four months of amortization related to intangible assets arising from the acquisition of digital fusion.

                                      3-9

    NON-CASH COMPENSATION EXPENSE. Non-cash compensation expense decreased from $105,000 in 1999 to $0 in 2000. This decrease is due to the release of shares of common stock related to the 1998 acquisition of Entelechy. Under terms of the original agreement, such reserved shares were to be earned ratably over a three year period ending January 31, 2001. Since the condition of continued employment for the release of such shares has been waived, the Company recognized a non-cash compensation charge of $214,000 in the quarter ended March 31, 2000.

    MERGER RELATED EXPENSES. During 2000 we did not incur any merger related expenses. During 1999 we incurred charges of $109,000 for fees and costs associated with the acquisitions of Spectrum and Spencer. Such 1999 amounts, for transactions accounted for as a pooling of interests, are expensed as services are rendered and costs are incurred.

    INTEREST EXPENSE. Interest expense in 2000 consists of interest payments and accruals on indebtedness in connection with our acquisition of digital fusion, and to a lesser extent interest payments and accruals on capital leases. Interest expense was $4,000 and $126,000, respectively, for 1999 and 2000.

    INTEREST INCOME. Interest income increased from $28,000 in 1999 to $74,000 in 2000 due to a increase in our cash position in 2000 relative to 1999 as a result of the timing of our private placement financings in 1999 and 2000.

    INCOME TAXES. Income taxes decreased from a provision of $45,000 in 1999 to $6,000 in 2000. This was due principally to a valuation allowance established against deferred tax assets arising from net operating losses and other temporary differences.

    LOSS FROM CONTINUING OPERATIONS. As a result of the foregoing, the Company had a net loss of $2,539,000 for the three-month period ended June 30, 2000 compared to a net loss of $1,039,000 for the three-month period ended June 30, 1999.

    LOSS FROM DISCONTINUED OPERATIONS. The Company had a net loss of $242,000 related to the consumer dial-up business for the three-month period ended
June 30, 2000 compared to a net loss of $275,000 for the three-month period ended June 30, 1999.

    LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS. On June 15, 2000, the Company entered into an agreement to divest its consumer dial up business subject to certain contingencies. The contingencies were subsequently resolved and the transaction was announced on August 8, 2000. Under the terms of the agreement with Earthlink, Inc. ("Earthlink"), the Company will receive a portion of the purchase price, $2 million, in the third quarter upon delivery of the customer list to Earthlink. The final purchase price will be based on the number of subscribers who remain with Earthlink for a specified minimum period. A loss on disposal of $3.4 million has been recorded in the second quarter, related primarily to the write off of goodwill, certain equipment leases and severance costs related to the discontinuance of this business. The determination of the actual purchase price and the loss on disposal is expected to be finalized in the fourth quarter of this year.

    NET LOSS. As a result of the foregoing, we recognized a net loss of $6,164,000 for the three-month period ended June 30, 2000 compared to a net loss of $1,314,000 for the three-month period ended June 30, 1999.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

    REVENUES. Revenues increased by $3,581,000, or 47%, from $7,616,000 for the six months ended June 30, 1999 ("1999"), to $11,197,000 for the six months ended June 30, 2000 ("2000"). The increase in revenues was primarily due to the additional Internet programming and consulting services revenue of $3,025,000 generated by digital fusion during 2000. Revenues from our largest customer also

                                      3-10
increased by $380,000, or 21%, from $1,782,000 in 1999 to $2,162,000 in 2000.
Our largest customer was responsible for 19% of our revenue from continuing operations in 2000.

    COST OF SERVICES. Cost of services for consists primarily of salaries and expenses of engineering, programming and technical personnel, expenses relating to cost of equipment and applications sold to clients and telecommunications and equipment costs for Web-site hosting, digital subscriber line and dedicated line services and fees paid to outside consultants engaged for client projects. Cost of services increased by $3,211,000, or 71%, from $4,491,000 for 1999 to $7,702,000 for 2000. The increase in cost of services was primarily due to increased direct payroll costs and increased purchases of equipment for resale. Growth in our direct payroll expense accounted for $2,487,000, or 77%, of the increase in total cost of services.

    GROSS PROFIT. Our gross profit was $3,125,000, or 41%, of revenues in 1999 and $3,495,000, or 31%, of revenues in 2000. The decrease in gross profit as a percentage of sales was primarily due to a decrease in the profitability of our network services projects and consulting.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of salaries and costs associated with marketing literature, advertising, direct mailings, and accounting, finance and sales and marketing personnel, administrative personnel, as well as professional fees and other costs connected with the administration of the Company. Selling, general and administrative expenses increased by $3,141,000, or 87%, from $3,630,000 in 1999 to $6,771,000 for 2000. Such increase was primarily due to payroll increases due to the Company's additional marketing and sales personnel and administrative personnel resulting from acquisitions and increased hiring, increases in overall employee benefit expenses as well as increased rent, telephone and utilities costs associated with the Company's growth and acquisitions.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets increased by $1,166,000, from $224,000 for 1999 to $1,390,000 for 2000. This increase is primarily due to the amortization of intangible assets (customer lists and goodwill) related to the acquisition of Entelechy and others made and four months of amortization related to intangible assets arising from the acquisition of digital fusion during 2000.

    SEVERANCE AND RESTRUCTURING. During the first quarter of 2000, the Company enacted a reduction in force and, as a result, recognized a charge of $567,000 related to severance, benefits and entitlements. In addition, the Company decided to terminate its Microsoft training business and recognized a charge of $298,000 which is comprised of the exit costs of this business. During 1999 we did not incur any such charges.

    INTEREST EXPENSE. Interest expense in 2000 consists of interest payments and accruals on indebtedness in connection with our acquisition of digital fusion, and to a lesser extent interest payments and accruals on capital leases. Interest expense was $8,000 and $154,000, respectively, for 1999 and 2000.

    INTEREST INCOME. Interest income increased from $75,000 in 1999 to $103,000 in 2000 due to a increase in our cash position in 2000 relative to 1999 as a result of the timing of our private placement financings.

    INCOME TAXES. The Company recorded a tax provision of $11,000 in the six-month period ended June 30, 2000 compared to a tax benefit of $77,000 in the six-month period ended June 30, 1999.

    LOSS FROM CONTINUING OPERATIONS. As a result of the foregoing, the Company had a net loss of $5,830,000 for the six-month period ended June 30, 2000 compared to a net loss of $910,000 for the six-month period ended June 30, 1999.

                                      3-11

    LOSS FROM DISCONTINUED OPERATIONS. The Company had a net loss of $798,000 for the six-month period ended June 30, 2000 compared to a net loss of $512,000 for the six-month period ended June 30, 1999.

    LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS. On June 15, 2000, the Company entered into an agreement to divest its consumer dial up business subject to certain contingencies. The contingencies were subsequently resolved and the transaction was announced on August 8, 2000. Under the terms of the agreement with Earthlink, Inc. ("Earthlink"), the Company will receive a portion of the purchase price, $2 million, in the third quarter upon delivery of the customer list to Earthlink. The final purchase price will be based on the number of subscribers who remain with Earthlink for a specified minimum period. A loss on disposal of $3.4 million has been recorded in the second quarter, related primarily to the write off of goodwill, certain equipment leases and severance costs related to the discontinuance of this business. The determination of the actual purchase price and the loss on disposal is expected to be finalized in the fourth quarter of this year.

    NET LOSS. As a result of the foregoing, the Company had a net loss of $10,011,000 for the six-month period ended June 30, 2000 compared to a net loss of $1,422,000 for the six-month period ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

    In February 2000, we commenced a $9.9 million private placement consisting of units of common stock and warrants (the "2000 Private Placement"). The expected use of proceeds for amounts raised in the 2000 Private Placement is repayment of bank debt, expansion of sales and marketing efforts, and for working capital and general corporate purposes. Each unit of the 2000 Private Placement (the "Units") was offered at a price of $110,000 and consisted of 10,000 shares of common stock and three-year warrants to purchase 2,500 shares of common stock at a price of $13.75 per share. Through March 31, 2000, we had received $2,068,000 in net proceeds from the 2000 Private Placement.

    In April 2000, we received additional net proceeds of $5,329,000 before terminating the 2000 Private Placement. Of this amount, TeKBanC.com Limited ("TeKBanC.com") purchased $5 million in 45.45 of the Units. Ahmed Al-Khaled, Chief Operating Officer of TeKBanC.com, joined our Board of Directors in April 2000 and, in that capacity, received three-year warrants to purchase 60,000 shares of common stock at $13.75 per share. Mr. Al-Khaled was named to the Executive Committee of the Board of Directors of the Company in April 2000. TeKBanC.com also had the right to purchase an additional 45.45 units consisting of 454,545 shares of common stock at a price of $11.00 per share and three-year warrant to purchase 113,636 shares of common stock at an exercise price of $13.75 per share. TeKBanC.com's right to exercise this option expired on August 1, 2000.

    Net cash used in operating activities increased from $2,297,000 used in 1999 to $5,439,000 used in 2000. This change was primarily attributable to operating results from continuing and discontinued operations that produced a net loss in the amount of $10,011,000 for the six months ended June 30, 2000, compared to a net loss of $1,422,000 for the corresponding six month period in 1999.

    Net cash used in investing activities decreased from $1,573,000 in 1999 to $70,000 in 2000. The decrease is due to increased capital expenditures in 1999 principally related to the expansion and enhancement of the Company's network and the acquisition of five ISPs (discontinued) during the first two quarters of 1999.

    Net cash provided by financing activities was $490,000 in 1999 compared to $6,007,000 provided in 2000. This change is primarily attributable to the proceeds raised in the 2000 Private Placement.

    At June 30, 2000, we had capital lease obligations in the aggregate amount of $9,000. These capital lease obligations are secured by the personal guarantees of Messrs. Loglisci, Frederick and Altieri and,

                                      3-12
in addition, certain of these capital lease agreements are secured by the equipment that is the subject of the capital lease.

    In May 1998, we secured equipment lines of credit from three equipment vendors, each in the amount of $500,000. There were no borrowings outstanding under these lines of credit at June 30, 2000.

    Our working capital at June 30, 2000 was $5,811,000. We believe that operating cash flow generated through existing customers, new business activities and cost reduction efforts, current cash and cash equivalents and working capital levels, and proceeds from the sale of our consumer dial up business will be sufficient to fund operating cash flow needs, debt principal payment obligations, and capital expenditures. Our current estimate of capital expenditures for the year ending December 31, 2000 is $250,000. In the event that we are unsuccessful in reducing our operating losses for the balance of 2000, we will be required to re-examine our current business plans and seek alternative financing. No assurances can be given that alternative financing will be available on terms acceptable to us. At present, management expects that $2.4 million in bank debt will be paid down in full in the third quarter of 2000 with the final payment due September 30, 2000.

SUBSEQUENT EVENTS

    On July 31, 2000, we announced a three-way strategic combination with Infonautics, Inc. ("Infonautics") and First Avenue Ventures, Inc. ("First Avenue Ventures") to create a publicly-held company called Digital Fusion, Inc ("Digital Fusion"). Under the terms of the definitive agreement, shareholders of the Company and Infonautics will receive one share of Digital Fusion Stock for each share of the Company's or Infonautics common stock that they own. First Avenue Ventures will invest $6 million in the new company and its shareholders will receive shares of Digital Fusion convertible preferred stock or common stock, which will represent, in the aggregate, approximately 4.5% of the issued and outstanding shares of the new company.

                                      3-13

                                    PART II
                               OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS.

     I. As part of our acquisition of Entelechy, Inc., in January 1998, on February 29, 2000 we issued 84,808 shares of common STOCK to the former shareholders of Entelechy, Inc. who are also employees of the Company. Because this issuance did not involve any public offering, we claimed exemption from registration under the Securities Act of 1933, as amended (the "Act") pursuant to Section 4(2) of the Act.

    II. On January 12, 2000, we entered into a consulting agreement with EBI Securities, Inc. ("EBI"), in which we agreed to issue EBI warrants to purchase 50,000 shares of common stock at an exercise price of $12.50 per share upon the closing of certain mergers or acquisitions to be identified. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

    III. In connection with the 2000 Private Placement, during the first and second quarters of 2000 we issued 684,500 shares of our common stock at a price of $11 per share and three year redeemable warrants to purchase 171,125 shares of our common stock at an exercise price of $13.75 per share. In addition, on May 11, 2000 we issued a three-year warrant to purchase 11,945 shares of our common stock at an exercise price of $13.75 per share to LaSalle St. Securities, LLC in consideration for their services as placement agent for the 2000 Private Placement. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

    IV. In connection with our merger with digital fusion, inc., on March 1, 2000 we issued 925,000 shares of common stock in exchange for all of the issued and outstanding common stock of digital fusion, inc., and may issue an additional 50,000 shares upon settlement of certain matters, pursuant to the related Agreement and Plan of Merger. In addition, we issued a $500,000 subordinated note (accruing 6% per annum) to the former shareholders of digital fusion, inc. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

     V. On March 1, 2000 we granted non-qualified options to purchase 480,000 shares of common stock to certain of the former employees of digital fusion, inc.; 25% of such options vested upon grant and the remaining options will vest over a period of 3 years of continued employment. All of these options will vest immediately upon a change of control. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

    VI. As part of our acquisition of the Renaissance Internet Access division of PIVC, LLC on February 22, 1999, on March 1, 2000 we issued 12,585 shares of common stock that had been held in reserve to PIVC, LLC pursuant to the terms of the related Purchase Agreement. Because this did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

   VII. As part of our acquisition of Spectrum Information Systems, Inc. on March 31, 1999, on March 30, 2000 we issued 10,909 shares of common stock that had been held in reserve to the former shareholders of Spectrum Information Systems, Inc., pursuant to the terms of the related Acquisition Agreement. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

  VIII. As part of our acquisition of Millenium Computer Applications, Inc., on April 30, 1999, on May 2, 2000 we issued 3,092 shares of common stock that had been held in reserve to the former shareholders of Millenium Computer Applications, Inc., pursuant to the terms of the related Acquisition Agreement. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

                                      3-14

    IX. As part of our acquisition of Spencer Analysis, Inc., on June 30, 1999, on May 2, 2000 we issued 19,500 shares of common stock that had been held in reserve to the former shareholders of Spencer Analysis, Inc., pursuant to the terms of the related Acquisition Agreement. Because this issuance did not involve any public offering, we claimed exemption from registration under the
Section 4(2) of the Act.

    X. On June 15, 2000, we entered into a consulting agreement with TeKBanC in which we agreed to issue TeKBanC warrants to purchase 70,000 shares of our common stock at an exercise price of $7.00 in exchange for mergers and acquisitions, marketing, business development and financial advisory services. These warrants vest ratably over a six month period ending December 15, 2000 and vest immediately in the event of a change of control. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

    XI. On March 28, 2000, we issued an option to TeKBanC.com Limited ("TeKBanC.com") to purchase an additional 45.45 units consisting of 454,545 shares of our common stock at a price of $11.00 per share and three-year warrants to purchase 113,636 shares of common stock at an exercise price of $13.75. TeKBanC.com's right to purchase these shares and warrants expired on August 1, 2000. Because this issuance did not involve any public offering, we claimed exemption from registration under the Section 4(2) of the Act.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

    The Company held its annual meeting of stockholders on June 9, 2000. Proposals presented for a stockholder vote were (i) the election of eight directors to serve until the next annual meeting of Stockholders, (ii) the approval of IBS' 2000 Stock Option Plan and (iii) the ratification of the election of BDO Seidman, LLP as independent auditors for the Company for fiscal year 2000.

    Each of the incumbent directors nominated by the Company were elected with the following voting results:

                                                      VOTES FOR   VOTES WITHHELD
                                                      ---------   --------------
Nicholas R. Loglisci, Jr............................  4,792,569       33,374
Frank R. Altieri, Jr................................  4,792,685       33,258
Roy E. Crippen, III.................................  4,792,685       33,258
Susan Holloway Torricelli...........................  4,792,485       33,458
Barrett N. Wissman..................................  4,792,685       33,258
David Faeder........................................  4,792,685       33,258
Bruce E. Fike.......................................  4,792,670       33,758
Ahmed Al-Khaled.....................................  4,792,670       33,758

    IBS' 2000 Stock option Plan was approved with the following voting results:

VOTES CAST FOR         VOTES CAST AGAINST   ABSENTIONS   NOT VOTED
--------------         ------------------   ----------   ---------
2,721,660                    159,426          18,008     1,926,849

    The ratification of the appointment of BDO Seidman, LLP as the Company's independent auditors for the fiscal year 2000 was approved with the following voting results:

VOTED CAST FOR         VOTES CAST AGAINST   ABSTENTIONS
--------------         ------------------   -----------
4,800,241                      700             25,002

                                      3-15

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

(a) Exhibits

    The exhibits in the following table have been filed as part of this Quarterly Report on Form 10-QSB:

EXHIBIT NUMBER          DESCRIPTION OF EXHIBIT
--------------          ----------------------
                        Financial Data Schedule for the six-month period ended June
    27.1                  30, 2000.

(b) Reports on Form 8-K.

    On May 16, 2000, the Company filed an amended Current Report on Form 8-K/A, amending the Current Report on Form 8-K filed March 24, 2000, to include the financial statements required pursuant to Items 7(a) and (b) with respect to the
Item 2 event reported on such form 8-K.

                                      3-16

                                   SIGNATURES

    In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       IBS INTERACTIVE, INC.

Date: August 14, 2000                                  By:  /s/ NICHOLAS R. LOGLISCI, JR.
                                                            -----------------------------------------
                                                            Name: Nicholas R. Loglisci, Jr.
                                                            Title: PRESIDENT AND CHIEF OPERATING
                                                            OFFICER
                                                            (PRINCIPAL EXECUTIVE OFFICER)

Date: August 14, 2000                                  By:  /s/ HOWARD B. JOHNSON
                                                            -----------------------------------------
                                                            Name: Howard B. Johnson
                                                            Title: CHIEF FINANCIAL OFFICER (PRINCIPAL
                                                            FINANCIAL AND ACCOUNTING OFFICER)

                                      3-17

                                                                         ANNEX 4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                   FORM 10-K

(MARK ONE)

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED
           DECEMBER 31, 1999 OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD
           FROM TO

                        COMMISSION FILE NUMBER: 0-28284

                           --------------------------

                               INFONAUTICS, INC.
             (Exact name of registrant as specified in its charter)

                  PENNSYLVANIA                                       23-2707366
        (State or other jurisdiction of                           (I.R.S. Employer
         incorporation or organization)                         Identification No.)

        900 WEST VALLEY ROAD, SUITE 1000
              WAYNE, PENNSYLVANIA                                      19087
    (address of principal executive offices)                         (Zip Code)

        Registrant's telephone number, including area code: 610-971-8840

                           --------------------------

          Securities registered pursuant to Section 12(b) of the Act:

              TITLE OF EACH CLASS:                   NAME OF EACH EXCHANGE ON WHICH REGISTERED:
              --------------------                   ------------------------------------------
                      NONE                                              NONE

          Securities registered pursuant to Section 12(g) of the Act:
                       CLASS A COMMON STOCK, NO PAR VALUE

                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: Yes /X/ No / /

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /X/

    The aggregate market value of voting stock held by non-affiliates of the registrant as of March 17, 2000 was approximately $140 million (based on the last reported sale price on The Nasdaq Stock Market on that date). For purposes of making this calculation only, the registrant has defined affiliates to include all directors and executive officers, all holders of more than ten percent of the Company's Class A Common Stock and all holders of more than five percent of the Company's Class A Common Stock who also have a representative on the Company's board of directors.

    The number of shares of the registrant's Class A Common Stock outstanding as of March 17, 2000 was 12,061,033.

                      DOCUMENTS INCORPORATED BY REFERENCE

    As stated in Part III of this Annual Report on Form 10-K, portions of the registrant's definitive proxy statement (the "Proxy Statement") for the registrant's 2000 Annual Meeting of Shareholders to be held on May 25, 2000 are incorporated by reference in Part III of this Annual Report on Form 10-K.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               INFONAUTICS, INC.

                           ANNUAL REPORT ON FORM 10-K

                    FOR FISCAL YEAR ENDED DECEMBER 31, 1999

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
PART I

Item 1.   Business....................................................      2
Item 2.   Properties..................................................     23
Item 3.   Legal Proceedings...........................................     23
Item 4.   Submission of Matters to a Vote of Security Holders.........     23

PART II

Item 5.   Market for the Registrant's Common Equity and Related
          Stockholder Matters.........................................     24
Item 6.   Selected Financial Data.....................................     25
Item 7.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................     26
Item 7a.  Quantitative and Qualitative Disclosures About Market
          Risk........................................................     33
Item 8.   Financial Statements and Supplementary Data.................     33
Item 9.   Changes In and Disagreements with Accountants on Accounting
          and Financial Disclosure....................................     33

PART III

Item 10.  Directors and Executive Officers of the Registrant..........     33
Item 11.  Executive Compensation......................................     33
Item 12.  Security Ownership of Certain Beneficial Owners and
          Management..................................................     33
Item 13.  Certain Relationships and Related Transactions..............     33

PART IV

Item 14.  Exhibits, Financial Statement Schedules and Reports on Form
          8-K.........................................................     34

                                      4-1

                                     PART I

ITEM 1.  BUSINESS

    This Annual Report on Form 10-K contains, in addition to historical information, forward-looking statements by the Company with regard to its plans, objectives, expectations, and intentions that involve risks and uncertainties. These statements are not guarantees of future performance and you should not rely on them. These statements are based on management's current expectations and they are subject to a number of uncertainties and risks that could cause our actual results to differ materially from those described in the forward-looking statements. The sections of this Annual Report entitled "Business," "Risk Factors," and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations," as well as other sections, contain a discussion of some of the factors that could contribute to these differences. We do not assume any obligation to revise or update any forward-looking statements. You should also carefully review the risk factors set forth in other reports or documents we file from time to time with the Securities and Exchange Commission.

OVERVIEW

    Infonautics, Inc. (including its subsidiaries, "Infonautics," the "Company," "we," or "our") is a pioneering provider of personalized information agents and Web sites. We deliver information over the Internet and other communications mediums such as wireless. Our sites provide our users with relevant information they cannot conveniently locate in any one place elsewhere on the Internet. Our content notification sites are personal portals that provide users with comprehensive information on a specific topic or area of interest. Our search and reference sites deliver deep, archival research content in response to users' questions. As the amount of information on the Internet continues to grow, users value our delivery of relevant information. As a result, we expect increasing usage of our sites and increasing return traffic to them. In turn, we believe this will provide more opportunities to increase our subscriber, advertising, and other e-commerce related revenues.

    Our content notification sites--Company Sleuth, Sports Sleuth, Job Sleuth, Entertainment Sleuth, and Shopping Sleuth--are intelligent personalized information agents that deliver the information users want, when and where they want it. These sites are now integrated into the Sleuth Center portal making it even easier for our customers to go to one place on the Internet to get all the information they want. Our content notification sites generate revenue in a variety of ways, including through advertising and affiliate marketing.

    Our search and reference sites--Electric Library, eLibrary Tracker, Encyclopedia.com, and Newsdirectory.com--provide relevant information in response to users' questions and preferences from sites that are highly differentiated from traditional search engines and directories. Our search and reference sites generate revenue primarily through Electric Library subscription fees, and also through advertising, affiliate marketing, and co-branding.

    The Company was incorporated in Pennsylvania in November 1992.

RECENT DEVELOPMENTS

    On December 15, 1999, we closed a transaction with Bell & Howell Company ("Bell & Howell") and its wholly owned subsidiary, Bell and Howell Information and Learning Company ("BHIL"), following approval of the transaction by our shareholders on November 30, 1999.

    In the transaction, we contributed our Electric Library K-12 and public library business and assets and liabilities into what is now bigchalk.com, Inc. ("bigchalk.com"), an Internet education company. Also in the transaction, BHIL contributed its ProQuest K-12 and public library business and certain assets and liabilities into bigchalk.com. As part of the transaction, we also sold our e-commerce online

                                      4-2
archive business to BHIL and granted an option to bigchalk.com to purchase our Electric Library end-user business.

    As a result of the transaction and taking into account our subsequent $3.5 million investment in, and the private placement by, bigchalk.com, we ultimately received a total of $18.5 million in cash and currently own approximately 20% of bigchalk.com's stock. The balance of bigchalk.com's stock is owned by BHIL, a select group of institutional investors, and board members of bigchalk.com. We are represented on the Board of Directors of bigchalk.com. The Company, bigchalk.com, Bell & Howell, and BHIL have entered into a series of service and license agreements, as well as non-competition agreements. See Business--Intellectual Property and Licenses.

    The closing of the transaction provides us with capital to further develop and market our Sleuth Center sites, expand our marketing of our Search and Reference sites to individual end users, and explore new business models. The transaction also positions us as an experienced Internet company with substantially lower fixed costs delivering vast amounts of personalized information to users through both "wired" Internet applications and wireless devices and applications. As a result of the transaction, we no longer sell to the K-12, public library, and post-secondary education markets. We are also no longer engaged in the e-commerce online archive business.

OUR SITES

    We currently provides content notification sites as well as search and reference sites.

    CONTENT NOTIFICATION SITES

    Our content notification sites are personal portals providing our users with comprehensive information on a specific topic or area of interest delivered over "wired" mediums, such as the Internet, and "wireless" mediums, such as pagers and personal digital assistants. Regardless of the topic or area of interest of each of our sites, they are designed to make the best information find the user to give that person an information edge. These sites use intelligent personalized information agents to comb the Internet on a daily basis looking for relevant information based on a large number of key words and phrases that we have developed. We expect to expand the number of these words and phrases so that our sites can continue to uncover and deliver the information our users want in an increasing number of areas of interest. Our current content notification sites, all of which are free to registered users, include:

    - Company Sleuth, our first content notification site, was launched in October 1998 and has been the model for our subsequent content notification sites. The site uncovers hard-to-find current events-type information about U.S. public companies available to anyone with access to the Internet. It searches various public and subscription-based sites and databases on a daily basis for new information in a variety of categories, including: patents, trademarks, Internet domain name registrations, federal litigation, stock prices, insider trading activity, SEC filings and news reports. The site then aggregates this information and matches it to the personal profiles created by its registered user. Company Sleuth offers users the ability to receive daily e-mails informing them of any new items of interest relating to the companies they have entered into their profile.

    - Sports Sleuth is a one stop source of personalized sports news and information. It was launched in July 1999. Created for the fan and fanatic alike, the site searches hundreds of national and local Web sites to provide users with comprehensive daily e-mail reports on their favorite teams. Users can create personal profiles of teams from the major professional sports and major college football and basketball as well as for NASCAR racing. The site provides a wide-range of information, including hometown news, columns, scores, statistics, standings, team histories, trivia, injury reports, transactions and the latest postings from fan message boards from across the Web. In addition to Sports Sleuth, our Fantasy Sports Sleuth site, launched in September

                                      4-3

      1999, is a source for free, personalized news and information for fantasy sports players. The site searches hundreds of national and regional sports and fantasy sports Web sites to provide users with comprehensive daily e-mail reports on their favorite players and teams.

    - Job Sleuth was launched in May 1999 and searches the Internet's top job sites and databases for job postings based on the user profiles of the site's registered users. The site delivers a daily e-mail to its users containing any job opportunities it has found from the top job sites on the Internet. Users can create as many as five different profiles based on more than 100 different job categories, geographic region, and keyword. The site addresses the needs of both the active job seeker as well as the passive job looker who simply wants to keep on top of job opportunities in the market.

    - Entertainment Sleuth was launched in January 2000 and provides users with daily news on today's Hollywood and music stars and is designed to help entertainment fans find the latest information on their favorite celebrities. The site investigates over 1,000 entertainment Web sites every day and notifies registered users about newly discovered celebrity content in a daily e-mail. The site provides a wide-range of information including multimedia, photos, gossip, interviews and news on over 5,000 current stars. Registered users of Entertainment Sleuth can build a "star portfolio" and track up to 10 celebrities at any given time.

    - Shopping Sleuth provides product information and price comparisons to consumers seeking to make educated buying decisions. It was launched in November 1999. It investigates hundreds of product information sites for specific product details requested by the user, and then delivers its findings to registered users through e-mail. The site provides a wide-range of information including best prices, ratings and reviews, product details, news group reviews and premium information. Users can also comparison shop for price, as well as purchase products through from many name brand stores through agreements with various vendors. Shopping Sleuth updates product information daily to ensure that users receive the most current and accurate information.

    - The Sleuth Center portal integrates our content notification sites in one place on the Internet and provides users with a customizable homepage that delivers the latest information on their interests. Sleuth Center was launched in February 2000 and is an example of how we seek to unite our users' life interests in one convenient place for delivery to them through both "wired" Internet applications and wireless devices and applications.

    See Business--Risk Factors--If We Are Unable To Retain Access To Free Or Low Cost Web-Based Content, Then Our Ability To Provide Our Content Notification Sites In A Cost Efficient Manner Will Be Impaired.

    SEARCH AND REFERENCE SITES

    Our search and reference sites employ a series of Web search capabilities that provide relevant information in response to users' questions and preferences from sites that are highly differentiated from traditional search engines. Our current search and reference sites include:

    - Electric Library provides individual users on the Web with a digital library made up of well known published sources. It was launched in the first quarter of 1996 and it currently has approximately 95,000 registered paying users making it one of the largest paid subscription sites on the Internet. The site offers a user-friendly graphical interface and a powerful natural language search capability that allows users to search an entire content collection simply by asking a question. Results are provided in the form of a list of documents, from which the user can select from the most relevant content. The site is designed to enable users to satisfy their general and special interest information requirements in a manner highly differentiated from

                                      4-4
      other search engines and directories. The site also provides users with the ability to see related Internet content from thousands of Web sites. Users are able to access Electric Library through any standard Web browser. We market the site to end-users through paid advertisements, bounty and royalty incentive arrangements, and a variety of other methods including affiliates. Individual subscriptions, which include a one month free trial, are typically priced at $9.95 per month and offer unlimited consumer usage of the site. Annual subscriptions are currently available for $59.95. As a result of the closing of our transaction with Bell & Howell Company, we are contractually obligated not to market or sell Electric Library subscriptions to the K-12, public library, and post-secondary education markets, as those markets are now served by bigchalk.com, Inc. or Bell & Howell Information and Learning Company. See Business--Intellectual Property and Licenses;--Risk Factors--If We Are Unable To Retain Our Electric Library Customers After Their Subscription Period Has Ended;--bigchalk.com, Inc. Or A Third Party Could Purchase The Electric Library End User Business From Us;--We Depend On bigchalk.com, Inc. For Electric Library Technology And Related Technical Systems.

    - Encyclopedia.com is a basic, easy-to-use research tool for anyone on the Internet. The site was launched in January 1998. The site contains the complete text of The Concise Columbia Encyclopedia--Third Edition and more than 17,000 articles from the encyclopedia have been assembled to provide free, quick, and useful information on almost any topic. Through extensive cross-references, users have the option of expanding their research through direct links to other articles within Encyclopedia.com and other related Web sites and books, as well as to the in-depth archives of Electric Library. Encyclopedia.com provides us with a cost-effective marketing vehicle for Electric Library as well as for generating traffic across our sites. See--Business--Risk Factors--Our Business Model Is Evolving And Depends In Part On Web Advertising, E-Commerce Programs, And Subscriptions, All Of Which Are Susceptible To Change.

    - eLibrary Tracker, launched in October 1999, uses our content notification and Sleuth Center technology to deliver a free article clipping service, currently from the Electric Library site. The free site clips links to articles found on Electric Library based on users' preferences and currently delivers personalized e-mails on a periodic basis to more than 400,000 registered eLibrary Tracker users.

    - Newsdirectory.com, acquired by us in February 2000, is a media portal that provides an easy to use, comprehensive set of links to domestic and foreign news sources linking users with information ranging in scope from purely local to international. Not only does the free site generate page views as a resource itself, it also provides us with access to comprehensive news sources for all of our content notification and search and reference sites. Newsdirectory.com also serves as a cost-effective customer acquisition site for our sites.

    THE INFONAUTICS NETWORK

    The Infonautics Network of Web sites is comprised of our content notification and search and reference sites. The Infonautics Network defines our presence on the Internet, which services that analyze and report on Web site traffic, users, and page views can use to evaluate and report on our performance using a variety of measures. See Business--Risk Factors--Our Ability Accurately To Track And Measure Advertising, Impressions, Page Views, And Registered Users Is Important To The Success Of Our Business.

OUR GROWTH STRATEGY

    The key elements in our strategy include enhancing and increasing the number of our sites, increasing marketing efforts to grow our base of registered users and subscribers, and generating revenue from our user base and the traffic across our sites.

                                      4-5

    We are developing the Sleuth Center personal portal into a site that integrates the specific interests of individual users into a single page. We are also developing and promoting new content notification sites, which we believe will expand our user base and promote repeated use of the sites by our users. We are also expanding and improving the features and technology of our existing sites. For example, in February 2000 we launched an enhanced Company Sleuth site which included a new user interface as well as support for wireless delivery, initially over the Palm Pilot platform.

    We are also increasing our marketing efforts to grow our registered user base. In this regard, our primary goals in marketing and distribution are to increase and establish brand recognition as a leading information source, generate registered users for our content notification and search and reference sites, and generate repeat traffic from users.

    In order to build brand awareness and generate registered users for our sites, we plan to launch targeted promotional campaigns. In February 2000, we launched a Web, TV, print, and radio promotional campaign for our Sports Sleuth site targeting three U.S. metropolitan markets in conjunction with college basketball's annual March tournament. In addition to generating brand awareness and registered users, this campaign will provide valuable information to us about the effectiveness and cost of similar campaigns, as well as the cost of larger scale, possibly national, campaigns.

    The Company also intends to "monetize" the user base and traffic across its sites. Our content notification sites are free to registered users. Our business models for these sites currently include site advertising including banner and sponsor ads, direct e-mail containing paid advertising, and various e-commerce models such as promotional offers which include referral fees, revenue sharing arrangements with key partners, co-branding of sites, and participation in affiliate networks. We have and will continue to enter into barter arrangements for the trading of advertising between Web sites and e-mails. As our registered user base and traffic grows, we expect that results from the revenue sharing model will increase in direct proportion to the growth in registered users with revenue being generated from targeted e-commerce product or service offers based on user demographics. See Business--Risk Factors--Our Business Model Is Evolving And Depends In Part On Web Advertising, E-Commerce Programs, And Subscriptions, All Of Which Are Susceptible To Change.

MARKETS, CUSTOMERS AND DISTRIBUTION

    To date, the majority of our revenues have been derived from the sale of Electric Library subscriptions to educational and end-user markets. As a result of the closing of the transaction with Bell & Howell and BHIL, we will no longer have revenue from K-12, public library, and post-secondary educational contracts. Additionally, as part of the same transaction we sold our e-commerce online archive business, so no further revenue will be recognized from those customers.

    In the near term, our major source of revenue will be from Electric Library subscription sales to individuals in the end-user market. The Electric Library site is a fee-based subscription service; the other search and reference sites are free to their users. Individual subscriptions, which include a one month free trial, are typically priced at $9.95 per month and offer unlimited usage of the site. Annual subscriptions are currently available for $59.95. To a lesser extent, we will generate revenues from other e-commerce revenue sources.

    The sale of advertisements on the Infonautics Network is derived principally from short-term advertising contracts. Advertisements include banner and sponsor ads on our sites as well as ads placed in our e-mails which are sent to subscribers and registered users of our sites. Other sources of revenue for the Company are derived from various e-commerce sources. These e-commerce sources include promotional offers which include referral fees, revenue sharing arrangements with key partners, co-branding of sites, and participation in affiliate networks. For example, we earn revenue when subscribers register with a partner's site through a direct link from the Infonautics Network. We also

                                      4-6
earn revenue from the creation of customized Sleuth Center sites for partners who sell or provide the custom site to their customers.

    Our markets and customers are users of "wired" Internet applications and wireless devices who want high-quality, relevant content delivered to them wherever they are in response to their specific interests and questions. We believe that these customers represent a significant and growing market for our sites. As of March 2000, we had the following metrics for our sites:

    - The Sleuth Center portal, including the Company Sleuth, Sports Sleuth, Job Sleuth, Fantasy Sports Sleuth, Entertainment Sleuth and Shopping Sleuth sites, had more than 600,000 individual site registrations, representing approximately 550,000 unique registered users;

    - The Electric Library site had approximately 100,000 individual paying subscribers;

    - We delivered an estimated 50 million personalized e-mails to the registered users of all of our sites during the fourth quarter of 1999; and

    - We delivered periodic personalized e-mails to more than 400,000 registered users of the eLibrary Tracker site.

    We obtain new users through affiliates, co-brand partners, consumer marketing and other referrals. Our promotions are highly personalized around events or areas of personal interest. An emerging business model on the Internet, affiliate marketing, is a referral system that enables individuals and other companies and organizations to market and promote a third party's products and services in return for a referral fee or commission. We participate in the affiliate network and currently have over 9,500 affiliate web sites promoting various sites from our content notification and search and reference sites. A relatively small percentage of all our current affiliates account for a high percentage of our registered users. Still, we believe that having a large affiliate network is beneficial and permits us to experiment with and tailor our affiliates to achieve our goals on a cost-effective basis. We believe that the popularity of affiliate marketing programs will continue to increase and that they represent a cost-effective means for promoting our sites.

    We use our Encyclopedia.com, eLibrary Tracker, and Newsdirectory.com sites as highly cost effective customer acquisition vehicles for Electric Library. Additionally, we have a strategic marketing agreement to promote the end user Electric Library site. In March 1998, we entered into an Interactive Marketing Agreement with America Online, Inc. ("AOL") to feature Electric Library prominently on two AOL channels, the Research and Learn channel and the Workplace channel. Under the agreement with AOL, we agreed to pay $4 million to AOL in quarterly $500,000 placement fees as well as certain other calculated revenue sharing fees. As of March 2000, we have paid the full amount of placement fees to AOL and do not owe AOL any further placement fees. The AOL agreement expires May 11, 2000 unless AOL exercises a renewal right to continue the agreement on partial contract terms. The partial contract terms would not obligate us to make large quarterly placement fee payments. These terms would only require us to make revenue sharing payments based on a percentage of end user revenues attributable to sales of Electric Library made available through AOL. In the event the AOL agreement expires, we expect to continue servicing our Electric Library customers generated under the AOL agreement with our Electric Library site available over the Internet. AOL's Research and Learn also currently links to our Encyclopedia.com site. See Business--Risk Factors--Our Business Model Is Evolving And Depends In Part On Web Advertising, E-Commerce Programs, And Subscriptions, All Of Which Are Susceptible To Change.

    As a result of our transaction with Bell & Howell Company, we are subject to a non-competition agreement restricting us from distributing products or services into the K-12, public library, or post-secondary education segments. However, the agreement established exceptions from the non-competition provision for our activities with respect to end users. We are also subject to a non-competition agreement restricting us from distributing online publishing services. We do not

                                      4-7
believe that the restrictions in the non-competition agreements will prevent us from developing and retaining markets and customers for our products. See Business--Intellectual Property and Licenses.

COMPETITION

    The market for wired Internet and wireless applications such as our content notification and search and reference sites is intensely competitive and the barriers to entry are low. The number of sites on the Internet competing for users' attention and spending continues to increase rapidly and we expect that competition will continue to intensify. Furthermore, recent merger and acquisition activity in our industry appears to continue unabated and additional consolidation of companies, especially of smaller companies by larger ones, will only fuel already intense competition by many companies who are larger and more well-financed that we are.

    We compete, directly and indirectly, with numerous types of companies, products, and services for, among other things, users, advertisers, advertising inventory and spending, and content suppliers. General categories of current and potential competitors to our sites include:

    - Specialty-oriented Web sites and services such as Lifeminders, Quicken.com, About.com, Yodlee, The Street.com, or Strategy.com which are targeted to users with specific interests and needs;

    - Search, search engine, and directory Web sites such as Yahoo! which provide extensive, highly-topical content to users in a variety of personalized and increasingly customizable formats and through several delivery means, including wireless;

    - Media-based or oriented Web sites from traditional print, radio, and television companies such as CNN.com or CBSMarketwatch.com which draw on their vast supply of archival and current content across an increasingly wide range of topics; and

    - Consumer-oriented online services such as America Online, Inc. or Microsoft Network which provide their own or licensed content, Web sites, products, and services.

    Competition for our content notification sites is and will be particularly intense from specialty-oriented Web sites and search and related Web sites. Competition for our search and reference sites is and will be particularly intense from search and related Web sites such as Northern Light, Britannica.com, and Ask Jeeves.

    We believe that we are well-positioned with respect to our competitors, particularly on our content notification sites, because of our relatively early entry into the field, the brand recognition of our Sleuth Center and Electric Library sites, the personalization features of our content notification sites, and the high-quality content provided through our sites. Nevertheless, we remain subject to the intense competition in our industry from a variety of sources, including possibly bigchalk.com, Inc. in limited circumstances. See Business--Risk Factors--The Competition We Face From Other Providers Of Electronic Information Is Intense.

SOURCES OF CONTENT FOR OUR SITES

    The quality of the content provided by our sites is vital to our customers' satisfaction and their continued use of them. As a result, we seek to deliver the highest quality content. We currently use two primary sources of content: published content licensed from bigchalk.com, Inc. and Web-based content that we link to directly. While we continue to seek high-value content to enhance the breadth and depth of the information available on our sites, we believe that the content licensing agreements and Web-based content sources we have in place today provide us with sufficient high quality content effectively to market our sites.

                                      4-8
    bigchalk.com, Inc.'s LICENSED CONTENT

    As part of our transaction with Bell & Howell Company, bigchalk.com, Inc. and the Company have entered into a content license agreement. Under this agreement, bigchalk.com licenses content to us for use in the Electric Library site for end users, and if we request, in our content notification sites and for any new Company sites. To date, we only license content from bigchalk.com for use in connection with Electric Library for end users.

    The content we license from bigchalk.com consists primarily of published content such as magazines, newspapers, and other periodicals. This content is comprised of titles licensed from BHIL to bigchalk.com as well as titles from our former content license agreements with publishers that were transferred to bigchalk.com in the Bell & Howell transaction. The number of titles currently available to be licensed to us under this agreement is approximately 1,500. Much of the bigchalk.com licensed content is updated daily, often by satellite or other direct links. The frequency of updates varies with the particular periodical or reference source.

    The bigchalk.com content license has a five year term and grants us a non-exclusive, worldwide, royalty bearing license to use the full text licensed content subject to its terms. The royalty payable by us to bigchalk.com for the licensed content is based on an initially fixed percentage of net revenues derived from sales made to our customers of sites that include the licensed titles. On an annual basis following the initial twelve months of the content license, the percentage of net revenues associated with the royalty is subject to a proportionate adjustment based on a formula.

    Under the bigchalk.com content license agreement, bigchalk.com is the preferred provider to the Company of the type of content licensed under the agreement, namely, published titles such as newspapers, magazines, and periodicals. bigchalk.com has a right of first refusal under the license agreement if we intend to obtain similar type of content from a third party. In order for bigchalk.com to assert its right of first refusal, it must license the third party content to us on the same terms as proposed by the third party. Otherwise, we can license the content directly from the third party and bigchalk.com will have declined its right of first refusal in that particular case. See Business--Risk Factors--We Depend On bigchalk.com, Inc. For Our Published Content And If We Are Unable To License Additional Content On A Cost-Effective Basis, We May Be Unable To Retain Our Current Customers And Attract New Customers.

WEB-BASED CONTENT

    In addition to the content we license directly from bigchalk.com or third party content providers, the Company also accesses certain Web-based content in our content notification sites. We access Web-based content primarily by searching selected third party Web sites for relevant content and then providing links to that content from our sites. In most cases, clicking on the link to that content takes a user of our site directly to the third party Web site where the content is located. Typically, we pay no fee or a nominal fee for these links. See Business--Risk Factors--If We Are Unable To Retain Access To Free Or Low Cost Web-Based Content, Then Our Ability To Provide Our Content Notification Sites In A Cost Efficient Manner Will Be Impaired.

SEASONALITY

    During the summer months, and possibly during other times of the year such as major holidays, Internet usage often declines. As a result, our sites may experience reduced user traffic. For example, our experience with Electric Library shows that new user registrations and usage of the site declines during the summer months and around the year-end holidays. Our experience with Company Sleuth shows that new user registrations and usage of the site declines at about the same times. Not all of our sites may experience the same seasonality effects and some, Shopping Sleuth, for example, might experience increased usage during the gift-buying season around the year-end holidays. Seasonality may

                                      4-9
also affect advertising and affiliate performance which could in turn affect our sites' performance. These seasonal effects could cause fluctuations in our financial results as well as our performance statistics reported and measured by services such as Media Metrix, Inc.

TECHNOLOGY, INFRASTRUCTURE AND OPERATIONS

    The Company regards its technology, infrastructure, and operations as highly important to its success. We continue to leverage our traditional strengths in the areas of content management and natural language searching learned during our development of the Electric Library site and system. For example, our engineering staff includes natural language search experts whose task it is to improve the quality of results delivered by our content notification and search and reference sites. Given the potentially large numbers of visitors to and users of our sites, we have also increased our expertise in the area of horizontal scalability across our sites. Scalability is the ability of a computer system to maintain high user performance and low cost per transaction as the system's size, volume and transactions grow, as well as take full advantage of the growth. We have made significant improvements in the speed and reliability of our sites using a combination of internally developed solutions and industry standard techniques such as "trusted" caching, Linux enhancements, and intelligent page updating.

    Our internally developed technology in the area of Web site tracking, search, and retrieval is intended to further enhance the quality and user experience of our content notification sites. For example, we have patent-pending technology used to track changes in Web sites across the Internet. We also make extensive use of XML (extensible markup language) technology to enhance our Web site tracking and retrieval capabilities. We have also developed sophisticated "spidering" and meta-searching capabilities permitting us to provide significantly enhanced results as compared to most commercially available spidering technologies available for use on the Internet. Most of our internal technology is developed by our employees. In certain cases, however, we employ independent contractors as developers to take advantage of their special expertise as well as to increase our time to market. Currently, we contract with individual independent contractors as well as with independent contractor companies, including one in India, for this work, all of which is provided according to written agreements establishing the Company's rights to the work. See Business--Risk Factors--Rapid Technology Change May Render Our Sites Noncompetitive Or Obsolete.

    In addition to our own technology, we selectively use third party technology applications in our sites and systems and we have developed a number of our own proprietary technologies to enhance the value of these applications to us. For Electric Library, we license and use software, technology, and systems from bigchalk.com, Inc.

    Most of our infrastructure and operations (computer systems and personnel supporting them) are currently being provided by bigchalk.com, Inc. under the agreements entered into in connection with the closing of our transaction with Bell & Howell Company. However, we provide our own infrastructure and operations for portions of our content notification sites. We are in the planning stages of becoming independent from bigchalk.com for our infrastructure and operations. We expect that we will co-locate some of our infrastructure and operations between our own facilities and those of third parties. See Business--Risk Factors--We Depend On bigchalk.com, Inc. For Electric Library Technology And Related Technical System;--We Could Experience System Failures And Capacity Constraints;--Our Systems Face Security Risks And Our Customers Have Concerns About Their Privacy.

INTELLECTUAL PROPERTY AND LICENSES

    We view our intellectual property assets, domain names, and related contractual agreements and licenses as highly important to our success. The Company relies on a combination of the intellectual

                                      4-10
property laws of patents, trademarks, copyrights and trade secrets to establish and protect its proprietary rights in its sites. We currently own seven United States patents and have one pending United States patent application. We may consider filing international patent applications, as well as additional United States patent applications, in the future under the appropriate circumstances. We have secured federal trademark registrations in the United States for the trademark Infonautics and several trademark applications are either pending or published for, among others, the trademarks Company Sleuth, Sports Sleuth, Job Sleuth, Shopping Sleuth, Entertainment Sleuth, and Sleuth Center. We have secured trademark registrations in certain foreign countries and the European Community for the trademark Infonautics and have filed applications to register the trademark Infonautics in other countries. We will continue to evaluate the registration of additional trademarks, as appropriate, in the United States and foreign countries. In addition to trademark protection, we have registered and maintain numerous domain names for our current sites as well as for potential future ones. To date we have not registered any of our copyrights in the United States or elsewhere. We also rely on applicable federal law and state law for the protection of our trade secrets within the United States. See Business--Risk Factors--If We Fail To Protect Our Proprietary Rights Or If We Infringe On The Proprietary Rights Of Others, We Could Lose Our Intellectual Property Rights Or Be Liable For Significant Damages.

    In addition to intellectual property laws, the Company relies on confidentiality and non-disclosure agreements and other contractual agreements and provisions to establish and protect our proprietary rights. We enter into confidentiality and non-disclosure agreements with employees, consultants, independent contractors, and prospective and actual business partners where appropriate. We also enter into license agreements and other agreements with, among others, our marketing and content providers, our end-user customers, and our vendors of technology and services.

    As a result of the closing of our transaction with Bell & Howell Company on December 15, 1999, we are now a party to several technology service and license agreements with bigchalk.com, Inc. and BHIL. These agreements, all dated December 15, 1999, include:

    - Technical Services Agreement between the Company and bigchalk.com, Inc. under which bigchalk.com provides technical and data center support and services to us for Electric Library for individual end users. The term of this agreement is 3 years and may be renewed by the mutual written agreement of the parties.

    - Content License Agreement between the Company and bigchalk.com, Inc. under which bigchalk.com licenses content to us for use in Electric Library and any other Company-provided site for end users. The scope of use under the license is limited to the end user business. However, we may use the licensed content in Electric Library, any Sleuth Center sites, and any new sites of ours. The term of this agreement is 5 years.

    - Software and Technology License Agreement between the Company and bigchalk.com, Inc. under which bigchalk.com licenses to us (i) the six United States patents and one patent United States application transferred by us to bigchalk.com in the Bell & Howell transaction, (ii) any third party or Company-developed technology and software pertaining to the Electric Library business transferred by us to bigchalk.com, and
      (iii) Electric Library trademarks and domain names. The scope of use under the license is limited to the end user business. However, we may use the licensed patents, technology and software, and trademarks and domain names in Electric Library, any Sleuth Center sites, and any new sites of ours. The license is royalty free and perpetual, but bigchalk.com has a right to terminate the license on a change of control of the Company.

    - Online Publishing License Agreements between the Company, Bell & Howell Information and Learning Company, and bigchalk.com, Inc. under which BHIL licenses to us and bigchalk.com the online publishing software and technology transferred by us to BHIL. The scope of use

                                      4-11
      under the licenses permits all uses except for those by us or bigchalk.com in the online publishing market. The license is royalty free and perpetual.

    - Info Sleuth Software and Technology Licenses between the Company and
      Bell & Howell Information and Learning Company and bigchalk.com, Inc. under which we license our Sleuth Center and related sites' technology and software to BHIL and bigchalk.com. The scope of use under the license is limited to the K-12 and public library segment for bigchalk.com and to the online publishing and post-secondary education segments for BHIL. The license is royalty free and perpetual, but we have a right to terminate the license on a change of control of Bell & Howell Information and Learning or bigchalk.com, respectively.

    In addition to the terms and conditions in each of the agreements specified above, each of the Company, bigchalk.com, Inc., and BHIL are party to certain non-competition agreements entered into in connection with the closing of the transaction with Bell & Howell Company. The non-competition agreements each have three year terms that expire December 15, 2002. With respect to us, our non-competition agreement with bigchalk.com restricts us from distributing products or services into the K-12, public library, or post-secondary education segments. The agreement also established exceptions from the non-competition for our activities with respect to end users. Our non-competition agreement with bigchalk.com and BHIL regarding online publishing restricts us and bigchalk.com from distributing online publishing services. See Business--Risk Factors--We Depend On bigchalk.com, Inc. For Our Published Content;--We Depend On bigchalk.com, Inc. For Electric Library Technology And Related Technical Systems.

EMPLOYEES

    As of March 15, 2000, the Company had 74 full-time employees and 11 part-time and hourly employees. From time to time, we also employ independent consultants and contractors to support our research and development, marketing and support efforts. None of our employees are bound by an employment agreement that prevents the person from terminating his or her relationship at any time for any reason. Further, none of our employees are represented by a labor union, and we consider our employee relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical personnel. We believe that our future success will depend in part on our continued ability to attract, hire, and retain qualified personnel. See Business--Risk Factors--Our Success Depends On Our Key Personnel, Who We May Be Unable To Retain, And Our Ability To Recruit Enough Qualified Personnel To Meet Our Hiring Needs.

EXECUTIVE OFFICERS OF THE REGISTRANT

    Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly qualified and elected. There are no family relationships

                                      4-12
among any of the executive officers or directors of the Company. The following table sets forth certain information concerning our executive officers*:

NAME                                             AGE                       POSITION
----                                           --------   -------------------------------------------
David Van Riper ("Van") Morris...............     45      President & Chief Executive Officer

Federica F. O'Brien..........................     42      Vice President & Chief Financial Officer,
                                                          Treasurer

Gerard J. Lewis, Jr..........................     39      Vice President & General Counsel, Secretary

Cedarampattu ("Ram") Mohan...................     31      Vice President & Chief Technical Officer

------------------------

* In July 1999, Joshua Kopelman, a former executive officer and Executive Vice President of the Company, left his employment with us in order to start a new company, Half.com, Inc.

    Van Morris has been President and Chief Executive Officer of the Company since March 31, 1998. Mr. Morris originally joined us as President and Chief Operating Officer in September 1995. From 1992 until he joined the Company, Mr. Morris held various vice president and general management positions at Legent Corporation, a systems management software company, Goal Systems, a systems management company, UCCEL, and IBM. Mr. Morris is a director of bigchalk.com, Inc. and Half.com, Inc.

    Federica F. O'Brien joined the Company as Director of Finance in June 1996. Ms. O'Brien was appointed Acting Chief Financial Officer and Treasurer in June 1998 and was named Vice President & Chief Financial Officer in September 1999. Prior to joining us, Ms. O'Brien was a Business Assurance Manager with Coopers & Lybrand L.L.P. and she is a certified public accountant.

    Gerard J. Lewis, Jr. was named Vice President & General Counsel and Assistant Secretary of the Company in February 1997. From May 1996 to February 1997, Mr. Lewis served us as Corporate Counsel & Director of Business Development. Prior to joining us in May 1996, Mr. Lewis was in private law practice with Reed Smith Shaw & McClay LLP in Philadelphia, Pennsylvania, where he practiced in the intellectual property and technology law and related corporate areas since 1992. Mr. Lewis was appointed Secretary of the Company in September 1999.

    Ram Mohan was named Vice President and Chief Technical Officer in January 1999. From May 1997 to December 1998, Mr. Mohan served us as Director of Software Product Development. Mr. Mohan was hired by us in 1995 as a senior Engineer. Prior to joining us, Mr. Mohan worked with First Data Corporation, Unisys Corporation and KPMG Peat Marwick in a variety of engineering, technical and leadership positions.

RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS ANNUAL REPORT IN EVALUATING OUR BUSINESS AND PROSPECTS.

WE HAVE LOST MONEY IN THE PAST AND WE EXPECT TO LOSE MONEY IN THE FUTURE.

    If our revenues do not increase substantially, we may never become profitable. We have not generated enough revenues to exceed the substantial amounts we have spent to create, launch and enhance our sites and to grow our business. We expect to continue to expend substantial amounts on marketing our sites to grow our registered user base. We expect these expenditures to continue our losses in the near future.

    We need our registered user base to grow substantially in order to execute our business plan. If our marketing efforts are unsuccessful, our business, financial condition and results of operations would

                                      4-13
be materially adversely affected. In order to build our brand awareness, we must succeed in our growth strategy and marketing efforts, provide high-quality sites and increase user traffic on the Infonautics Network. These efforts have required, and will continue to require, significant expenses.

    A portion of our revenues may be derived from barter agreements. Approximately 2% of our revenues in 1999 were derived from agreements where we traded advertisements on the Infonautics Network in exchange for advertisements on other web sites without receiving any cash payments.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY RESULT IN A FAILURE TO MEET ANALYSTS' AND INVESTORS' EXPECTATIONS, CAUSING OUR SHARE PRICE TO DECLINE OR FLUCTUATE WIDELY.

    Our share price may decline or fluctuate widely as a result of fluctuations in our quarterly operating results and any corresponding failure to meet analysts' and investors' expectations. We may experience significant fluctuations in future quarterly operating results that may be caused by:

    - introduction or enhancement of sites by us and our competitors;

    - market acceptance of new sites, such as Sleuth Center;

    - the mix of distribution channels through which our sites are distributed;

    - seasonality of the markets and customers we market to; and

    - general economic conditions.

    As a result, we believe that comparing our quarterly results will not necessarily be informative and is not an indication of future performance.

WE HAVE A LIMITED OPERATING HISTORY WITH OUR BUSINESS FOLLOWING THE BELL & HOWELL TRANSACTION WHICH OFFERS LITTLE INFORMATION TO EVALUATE US AND OUR LONG TERM PROSPECTS.

    Although our company and original business were established in 1992, we have only recently closed our transaction with Bell & Howell Company in December 1999. As a result, we have little operating history as a company with our current business. If we do not successfully address the risks and difficulties that companies like ours with little operating history with their current businesses encounter, then our business may not grow and our revenues may decline. Our success depends upon our ability to address those risks successfully, which include, among other things:

    - whether we can continue to expand marketing and distribution for our sites to support an increasing customer base;

    - whether we can retain and attract talented employees to support and market our existing sites and develop and market new sites, and experienced management to execute our strategy, and;

    - whether we can respond quickly and effectively to competitive and technological changes.

AS WE OPERATE IN A NEW AND DEVELOPING MARKET OF PROVIDING ELECTRONIC INFORMATION, THE MARKET FOR OUR SITES MAY NOT GROW FAST ENOUGH AND OUR PROFITABILITY WILL BE IMPAIRED.

    We depend on revenues derived from our sites such as Sleuth Center and Electric Library and we may not receive these revenues if we do not continue to develop a market for these sites. Specifically, we currently derive subscription-based revenues from our fee based Electric Library site. Our Electric Library customers are primarily individual end users and we may not receive revenues from Electric Library if we do not continue to develop a market for it. Our content notification sites such as those found in the Sleuth Center portal, and non-Electric Library search and reference sites, are free to the user. These sites are intended to be primarily advertising and e-commerce supported. Our ability to earn significant revenues from our content notification and non-Electric Library search and reference

                                      4-14
sites will depend in part on their acceptance by a substantial number of users in order to attract advertising revenues and their inclusion in e-commerce programs. Furthermore, if we develop these markets slower than expected, our financial growth and profitability will be impaired.

RAPID TECHNOLOGY CHANGE MAY RENDER OUR SITES NONCOMPETITIVE OR OBSOLETE.

    If we are not able successfully to respond to the rapid technological change of the Internet, we may not be able to compete effectively. The Internet may not continue to expand as quickly as needed to remain a viable commercial marketplace, or may suffer periodic setbacks in this regard, because of factors that may inhibit its ability to handle increased levels of activity, such as:

    - inadequate development of the necessary reliable infrastructure (i.e., a reliable network backbone);

    - delayed development of complementary products and technologies (i.e., high speed modems and security procedures for customer transaction information); and

    - delays in the development or adoption of new standards and protocols (i.e., the next-generation Internet protocol).

    The introduction of new technologies and the emergence of new industry standards and practices can render our existing sites obsolete and unmarketable. Additionally, it could require us to make significant unanticipated investments in research and development. We are dependent, in part, on our ability to keep pace with:

    - the latest technologies and technological development;

    - changing customer requirements; and

    - frequent new product introductions.

OUR BUSINESS MODEL IS EVOLVING AND DEPENDS IN PART ON WEB ADVERTISING, E-COMMERCE PROGRAMS, AND SUBSCRIPTIONS, ALL OF WHICH ARE SUSCEPTIBLE TO CHANGE.

    We expect to derive an increasing amount of our revenues from, among others, advertising and e-commerce sources for our content notification and search and reference sites, in addition to the subscription based revenue we currently derive from Electric Library. Few standards have been widely accepted to measure the effectiveness of Web advertising and e-commerce programs. In the absence of such standards, it may be difficult to attract advertisers for our sites and reliably report the results of Web advertising and e-commerce programs. Potential advertisers and e-commerce partners may also be reluctant to participate in Web advertising and e-commerce programs in the absence of these standards. Our business could be harmed if the market for Web advertising and e-commerce programs fails to develop or develops more slowly than expected. Currently, there are many different pricing models used to sell advertising on the Internet and for e-commerce programs. Unless and until any industry standards emerge, it will be difficult for us to predict the terms of and results from advertising and e-commerce programs.

    We derive our subscription-based revenue from Electric Library. We depend in part on third party Web sites and services with which we have agreements, such as America Online, Inc., to generate new subscribers to Electric Library. These agreements with third party Web sites and services may not generate the anticipated number of new customers we seek for Electric Library, even though these agreements may require us to make payments. Typically, these agreements provide the Electric Library site with promotion and placement on the third parties' web sites. These agreements usually require us to pay the third parties a fixed fee plus a variable fee based on the number of qualified users who enroll for our service. One or more of these agreements may not generate enough revenue to cover the associated costs, and a significant shortfall could affect our ability to make the required payments

                                      4-15
under these agreements. Additionally, one or more of these agreements may not be renewed. If they are not renewed, this could reduce our acquisition rate for new subscribers. In particular, our Interactive Marketing Agreement with America Online, Inc. expires May 11, 2000 unless America Online exercises a renewal right to continue the agreement on partial contract terms. See Business--Markets, Customers and Distribution. If the America Online agreement is not renewed, this could reduce our acquisition rate for new subscribers. Similarly, if AOL's link to Encyclopedia.com is removed, this could also reduce our acquisition rate for new subscribers.

OUR ABILITY ACCURATELY TO TRACK AND MEASURE ADVERTISING, IMPRESSIONS, PAGE VIEWS, AND REGISTERED USERS IS IMPORTANT TO THE SUCCESS OF OUR BUSINESS.

    We must accurately track and measure a variety of metrics that are important to the success of our business. These metrics include, for example, the size of advertising inventories, the number of advertising impressions, the number of page views, and the number of registered users of our sites. We depend in part on third parties to provide some of these metrics. If they are unable to provide these metrics in the future, we would be required to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business during the time we are replacing these services. We provide some of these metrics ourselves. In order to continue to deliver accurate metrics ourselves, we must continue to monitor and update our tracking systems. This could cause us to incur additional costs or cause interruptions in our business during the time we are updating our tracking systems. Our failure accurately to track and provide advertising, page view, and registered user metrics could cause us to not obtain new advertisers or affiliates, for example, or lose existing ones. Any corrections we make to advertising, page view, and registered user metrics we have previously used could cause us to fail to obtain new advertisers or affiliates, lose existing ones, or renegotiate terms of contracts with existing ones.

THE COMPETITION WE FACE FROM OTHER PROVIDERS OF ELECTRONIC INFORMATION IS INTENSE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY OR SUCCESSFULLY ATTRACT AND RETAIN CUSTOMERS.

    Competition in our business of providing electronic information is intense. We may not be successful in attracting and retaining customers which would cause revenues to decline. There are many entities, Yahoo!, America Online, Inc., About.com, Britannica.com, Northern Light, for example, both public and private, some with greater resources and name recognition than us, that are or may become competitors of ours. Many of these companies have substantially greater experience and larger existing customer bases than we do. Accordingly, our competitors may succeed in:

    - responding more quickly to new or emerging technologies;

    - responding more rapidly to changes in customer requirements;

    - devoting greater resources to the development, promotion and sale of their products or services than us; and

    - establishing relationships with affiliates, advertisers, content providers, and others who have not entered into agreements with us.

    Competitors may succeed in developing services and products which are superior to ours and also may prove more successful in marketing their products or services to the same customers we intend to market our products or services to.

IF WE ARE UNABLE TO RETAIN OUR ELECTRIC LIBRARY CUSTOMERS AFTER THEIR SUBSCRIPTION PERIOD HAS ENDED OR MAINTAIN THE PRICE OF ELECTRIC LIBRARY, OUR REVENUES MAY DECLINE.

    If our retention and renewal rates or pricing decreases significantly, our revenues from Electric Library may decline. Our Electric Library marketing strategy and objectives depend in part on our

                                      4-16
ability to retain and renew customers after their subscription period has ended. In the end-user market, industry experience indicates that a significant number of subscribers to Electric Library will likely end their subscriptions over time, but tend to be replaced by new subscribers. Also, we may reduce the selling price of Electric Library due to factors such as increased competition or loss of customers.

bigchalk.com OR A THIRD PARTY COULD PURCHASE THE ELECTRIC LIBRARY END USER BUSINESS FROM US, WHICH WOULD GENERATE CASH FOR THE COMPANY AND CAUSE OUR REVENUES TO DECLINE.

    Our agreements with Bell & Howell Company give bigchalk.com, Inc. a right of first refusal and exclusive call option to purchase the Electric Library site and end user business from us. This right and option expire December 15, 2001. We can sell the Electric Library site and end user business to a third party on terms negotiated with the third party if bigchalk.com declines to purchase that site and business by matching the terms. If the Electric Library site and end user business have not already been purchased, bigchalk.com has the right to acquire that site and business for a purchase price equal to the preceding 12 months net revenue for the site and business multiplied by two. If a third party or bigchalk.com purchase the Electric Library site and business, we would receive cash and our revenues would likely decline.

WE NEED TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER WEB SITES AND SERVICES IN ORDER TO GROW OUR BUSINESS.

    In order to promote and grow our sites, we depend in part on establishing and maintaining distribution relationships with high-traffic Web sites. There is intense competition for placements on these sites. We may not be able to enter into placement agreements on commercially reasonable terms or at all. Even if we enter into distribution relationships with these Web sites, they may not attract significant numbers of users. Therefore, our sites may not receive additional users from these relationships. Moreover, we may have to pay significant fees to establish these relationships. Our business would be harmed if we do not establish and maintain additional strategic relationships on commercially reasonable terms. It would also be harmed if any of our strategic relationships do not result in increased use of our sites.

WE DEPEND ON bigchalk.com FOR OUR PUBLISHED CONTENT AND IF WE ARE UNABLE TO LICENSE ADDITIONAL CONTENT ON A COST-EFFECTIVE BASIS, WE MAY BE UNABLE TO RETAIN OUR CURRENT CUSTOMERS AND ATTRACT NEW CUSTOMERS.

    We license published content for Electric Library, and our other sites if we request, from bigchalk.com, Inc. Our content license from bigchalk.com makes them the preferred provider to us of content of this type and gives them a right of first refusal to provide this type of content to us. If we were to lose the content license with bigchalk.com, our ability to deliver Electric Library, and possibly other sites, would be harmed. The loss of the bigchalk.com content license could require us to change Electric Library and any other site using the content licensed from bigchalk.com. These changes may cause interruptions in our business and could cause us to incur substantial costs to replace any lost content.

    Our future success also partially depends on our ability to license additional content on a cost-effective basis from sources other than bigchalk.com. If we are unable to license content at a reasonable cost, our ability to deliver our sites could be impaired which could cause us to lose current customers or fail to attract new customers.

                                      4-17

IF WE ARE UNABLE TO RETAIN ACCESS TO FREE OR LOW COST WEB-BASED CONTENT, THEN OUR ABILITY TO PROVIDE OUR CONTENT NOTIFICATION SITES IN A COST EFFICIENT MANNER WILL BE IMPAIRED.

    If we are not able to continue to access and provide Web-based content as we have been, our ability to provide low cost or free services like our content notification sites will be impaired. For example, if we have to pay fees or develop technology in order to access and provide Web-based content, our costs will rise. If we are not able to access and provide Web-based content on favorable terms, our ability to deliver the Sleuth Center portal and its sites for free will be impaired. We access and provide links to Web-based content in our content notification sites. We access this content mainly by searching selected Web sites and then providing links to relevant content from the individual sites, such as Company Sleuth or Sports Sleuth. Usually, we pay no fee, or a small fee, for accessing Web-based content in this manner. Our ability to continue to use Web-based content in this manner without cost, or for small fees, is fundamental to our goal of providing free, or low cost, content notification sites.

IF WE FAIL TO PROTECT OUR PROPRIETARY RIGHTS OR IF WE INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES.

    Our efforts to establish and protect our proprietary rights may be inadequate to prevent misappropriation or infringement of our intellectual property. And, our success depends in large part on proprietary software technology and software developed by us and licensed from third parties. While we have alternatives to third party technology and software, there is a risk that our licensors or third parties could take actions that would have a material adverse effect on the value of our intellectual rights or our ability to continue to provide our sites.

    We may incur substantial costs in asserting any patent rights, in defending suits against us related to patents, and in taking licenses to patents asserted against the company. We are aware that many patents have recently been issued in the United States, and that more are likely to be issued, relating to various elements of electronic commerce including online shopping, advertising, and affiliate marketing. We could be subject to demands or suits from the holders of these patents. In addition to patents, we may also incur substantial costs in asserting our other intellectual property rights against third parties, in defending suits against us related to our other intellectual property rights, and in taking licenses to other intellectual property asserted against us.

    In order to establish and protect our proprietary rights in our sites, we rely on patents, trademarks, copyrights and trade secrets. We also routinely enter into confidentiality and non-disclosure agreements with our employees, consultants, advisors and partners. However, these parties may not honor these agreements. Further, we may not successfully protect our rights to unpatented trade secrets, know-how and confidential information. Others may also independently develop substantially equivalent or even superior proprietary information and techniques, or otherwise gain access to our trade secrets, know-how and confidential information. While we believe that our services and the proprietary rights developed by us or licensed to us do not infringe on the rights or others, we cannot be sure that others will not bring an infringement claim against us or those licensing information to us. Any patents we now hold, or any patents that may issue from patent applications we file, may not be broad enough to protect what we believe are our proprietary rights. Also, any current or future patents may not give us any competitive advantages.

    We have licensed in the past, and may license in the future, some of our trademarks and other proprietary rights to third parties. While we attempt to ensure that the quality of its trademarks and technology is maintained by our licensees, our licensees may take actions that could materially and adversely affect the value of our proprietary rights or the reputation of our sites.

    The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Because the nature of online services and the Internet is global, we

                                      4-18
cannot control the ultimate destination of our services. As policing the unauthorized use of our technology and proprietary rights is often difficult and expensive anywhere in the world, we cannot be sure our proprietary rights will be honored everywhere.

WE DEPEND ON Bigchalk.com, Inc. FOR ELECTRIC LIBRARY TECHNOLOGY AND RELATED TECHNICAL SYSTEMS.

    We depend on bigchalk.com, Inc. to license the Electric Library site and related software, technology, and systems to us. The license is royalty free and perpetual, but bigchalk.com has a right to terminate the license on a change of control of the Company. The loss of this license could hurt our business and cause our revenues to decline. We also depend on bigchalk.com to provide technical and data center support and services to us for Electric Library for individual end users. The term of this agreement is 3 years and may be renewed by the mutual written agreement of the parties. The loss of this agreement could hurt our business and force us to provide technical and data center support and services ourselves, or hire a third party to provide those services.

    This could cause our business to suffer interruptions and us to incur substantial costs.

WE COULD EXPERIENCE SYSTEM FAILURES AND CAPACITY CONSTRAINTS WHICH WOULD CAUSE INTERRUPTIONS IN THE SITES WE PROVIDE TO OUR CUSTOMERS AND ULTIMATELY CAUSE US TO LOSE CUSTOMERS.

    Any delay or failure to the systems we use to deliver our sites to our customers would interfere with their ability to access and use our sites. We have occasionally suffered failures of the computer hardware and software and telecommunications systems that we use to deliver our sites to customers. These failures have caused interruptions in the functioning of our sites for our customers. Also, the growth of our customer base as well as the number of sites we provide, or both, may strain the systems we use to deliver our services to customers to the point where the system may perform poorly or fail. We are also dependent on our ability and that of our service providers, including bigchalk.com, Inc., to maintain our systems in effective working order and to protect them against damage from:

    - fire;

    - natural disaster;

    - power loss;

    - telecommunications failure; or

    - similar events.

    All of the systems we currently use to deliver our services to our customers (except for external telecommunications systems) are located in Wayne, Pennsylvania. Although we maintain property insurance, claims could exceed the coverage obtained.

    We, along with our customers and our service providers, test and perform quality assurance efforts in connection with our sites. We may, however, find errors in our sites or our upgrades to them that could result in:

    - loss of or delay in market acceptance and sales;

    - diversion of development resources;

    - injury to our reputation; or

    - increased service and support costs.

                                      4-19

OUR SYSTEMS FACE SECURITY RISKS AND OUR CUSTOMERS HAVE CONCERNS ABOUT THEIR PRIVACY.

    We have taken security precautions with respect to our systems and sites. Still, they may be vulnerable to unauthorized access and use by hackers or other persons or organizations, computer viruses, and other disruptive problems. The consequences to us of any security breaches or problems could include, for example, misappropriation of our customers' information, misappropriation of our sites, misappropriation of our intellectual property and other rights, as well as disruption and interruption in the use of our systems and sites. Unauthorized access to and theft of customer information as well as denial of service attacks of various Internet and online services have occurred in the past, and will likely occur again in the future. In order to maintain our security precautions or to correct problems caused by security breaches we may need to spend significant capital or other resources. We intend to continue to put industry-standard security measures in place for our systems and sites. Nevertheless, those measures may be circumvented and in order continually to monitor and maintain these measures we may cause disruption to and interruption in our customer's use of our systems and sites. These disruptions and interruptions could harm our business.

    In general, users of the Internet and online services are very concerned about the security and privacy of their communications and transaction data transmitted over those services. These concerns may inhibit the growth of the Internet and other online services generally, and our sites in particular. We intend to continue to put industry-standard measures in place in order securely to transmit and store our customers' private and confidential information and transaction data including, for example, their credit card numbers. These measures could be circumvented, however, and the consequence of a security breach in this regard could hurt our reputation, expose us to a risk of damages and litigation, and possible liability. These kinds of breaches could harm our business.

OUR SUCCESS DEPENDS ON OUR KEY PERSONNEL, WHO WE MAY BE UNABLE TO RETAIN, AND OUR ABILITY TO RECRUIT ENOUGH QUALIFIED PERSONNEL TO MEET OUR HIRING NEEDS.

    The loss of the services of existing personnel, as well as the failure to recruit additional key technical, managerial, and sales personnel in a timely manner, would be detrimental to our business. Furthermore, we may incur substantial expenses in connection with hiring and retaining employees. We are highly dependent on the performance of our executive officers and key employees. Some of our officers and all of our other employees have not entered into employment agreements with us. There is intense competition for qualified personnel. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business and to manage growth effectively.

WE MAY BE SUBJECT TO GOVERNMENT REGULATION AND LEGAL LIABILITIES WHICH MAY BE COSTLY AND MAY INTERFERE WITH OUR ABILITY TO CONDUCT BUSINESS.

    GOVERNMENT REGULATION IN THE U.S.

    We are not currently subject to direct regulation by any United States or state government agency other than the laws and regulations applicable to businesses generally. Also, there are few laws or regulations directly applicable to access to or commerce on the Internet. We believe these laws and regulations do not seriously affect our operations and that we are materially in compliance with them. Because of the increasing popularity and use of the Internet, federal and state governments may adopt laws or regulations in the future with respect to commercial online services and the Internet, with respect to:

    - user privacy;

    - copyrights and other intellectual property rights and infringement;

    - domain names;

                                      4-20

    - pricing;

    - content regulation;

    - defamation;

    - taxation; and

    - the characteristics and quality of products and services.

    Laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. Laws and regulations such as those listed above could expose the Company to substantial liability, if enacted. For example, provisions of the Communications Decency Act of 1996 may apply to us. Although portions of that Act were struck down as unconstitutional by the U.S. Supreme Court, other portions of it remain in effect. Other recently enacted United States laws, such as the federal Digital Millennium Copyright Act and various federal laws aimed at protecting children, their privacy, and the content made available to them could expose us to substantial liability, too. Furthermore, various proposals at the federal, state and local level could, if enacted, impose additional taxes on the sale of goods and services through the Internet. These laws, regulations, and proposals could also slow the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, require us to incur significant compliance expenses, and adversely affect our opportunity to derive financial benefit from our activities. Also, our content providers, other licensors and contractual partners, or insurance may not indemnify or cover us in all cases for violations of any of these laws or regulations.

    GOVERNMENT REGULATION OUTSIDE THE U.S.

    Although transmission of our sites primarily originates in Pennsylvania and the United States, the Internet is global in nature. Therefore, governments of foreign countries might try to regulate our transmissions or prosecute us for violations of their laws covering a variety of topics, many of which are the same as those described above for United States laws and regulations. For example, Germany has taken actions to restrict the free flow of material deemed to be objectionable on the Internet. The European Union has adopted privacy, copyright, and database directives that may impose additional burdens and costs on us. We may incur substantial costs in responding to charges of violations of local laws by foreign governments. The effect of this could be to slow the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, require us to incur significant compliance expenses, and adversely affect our opportunity to derive financial benefit from our activities.

IF WE FAIL TO MEET THE LISTING REQUIREMENTS OF THE NASDAQ SMALLCAP MARKET, WE MAY UNABLE TO SUSTAIN A TRADING MARKET FOR OUR STOCK WHICH WOULD AFFECT THE LIQUIDITY OF YOUR SHARES.

    If we do not continue to meet the Nasdaq Stock Market's SmallCap listing requirements, our stock could be traded on the over-the-counter market, which would cause our shareholders to have less liquidity. In addition, we would be less visible in the public markets. Since January 5, 1999, our stock has been traded on the Nasdaq SmallCap Market. We must maintain, among other requirements, one of three financial requirements to stay listed on the Nasdaq SmallCap Market. We currently meet the market capitalization requirement. From January 1, 1999 through December 31, 1999, our stock price has varied from a high close of $9.25 per share to a low close of $3.75 per share. Although we have met the Nasdaq SmallCap Market's listing requirements during 1999, given the volatility in our stock price as well as the stock market in general, it is possible that we may no longer meet these listing requirements and may be unable to maintain our listing on the Nasdaq SmallCap Market.

                                      4-21

OUR STOCK PRICE MAY VARY SIGNIFICANTLY WHICH MAY MAKE IT DIFFICULT TO RESELL YOUR SHARES WHEN YOU WANT TO AT PRICES YOU FIND ATTRACTIVE.

    If our stock price continues to vary significantly, the price of our common stock may decrease in the future regardless of our operating performance. Additionally, you may be unable to resell your shares of common stock following periods of volatility because of the market's adverse reaction to this volatility. There may be several factors contributing to this behavior, including:

    - actual or anticipated variations in quarterly operating results;

    - announcements of new technologies or new services by us or our competitors;

    - changes in financial estimates and recommendations by securities analysts;

    - the operating and stock price performance of other companies that investors may view as comparable to us;

    - news relating to our industry as a whole; and

    - news relating to trends in our markets.

    The stock market in general, and the market for Internet-related companies, including ours, in particular, have experienced extreme volatility. This volatility often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may cause the price of our stock to drop, regardless of our performance.

YOUR HOLDINGS MAY BE DILUTED IN THE FUTURE BY THE CONVERSION OF OUR OUTSTANDING DEBENTURE AND EXERCISE OF OUR OUTSTANDING WARRANTS.

    Your holdings may be diluted in the future by conversion of our debenture or the exercise of outstanding warrants. As of December 31, 1999, $3,000,000 principal amount of a debenture was outstanding. The debenture is convertible into shares of common stock at a conversion price equal to $4.13. This conversion price does not fluctuate with the market price of the common stock but is subject to adjustment from time to time in the event that, among other things, we issue shares of common stock, options, warrants or other convertible securities at less than market price. If fully converted on December 31, 1999, the debenture and accrued interest would have been convertible into 771,338 shares of common stock, but this number of shares could prove to be substantially greater in the event that the conversion price is adjusted as described above. In addition, as of December 31, 1999 the following warrants were outstanding:

    - a warrant to purchase 522,449 shares of common stock issued to the purchaser of the debenture at an exercise price of $5.97; this conversion price does not fluctuate with the market price of the common stock but is subject to adjustment from time to time pursuant to anti-dilution provisions similar to those described above; and

    - two warrants to purchase 100,000 shares each of common stock at exercise prices of $5.15 and $6.25 respectively.

    Purchasers of common stock could therefore possibly experience substantial dilution of their investment upon conversion of the debenture and exercise of warrants. Furthermore, the debenture matures on August 11, 2000 if not previously converted into 802,663 shares at that date. Upon the maturity, we would be required to pay $3.315 million, representing the $3 million principal plus interest at 7%.

                                      4-22

IF WE ARE UNABLE SUCCESSFULLY TO INTEGRATE FUTURE ACQUISITIONS OR MEGERS INTO OUR OPERATIONS, THERE COULD BE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

    We may acquire or merge into complementary businesses, products and technologies in the future. Some of the risks attendant to these acquisitions and mergers are:

- difficulties and expenses of integrating the operations and personnel of acquired or merged companies into our operations while preserving the goodwill of the acquired or merged entity;

- the additional financial resources that may be needed to fund the operations of acquired or merged companies, and the potentially dilutive effect on your shares from these additional financial resources;

- the potential disruption of our business;

- our management's ability to maximize our financial and strategic position by incorporating acquired or merged technology or businesses; and

- the difficulty of maintaining uniform standards, controls, procedures and policies.

POTENTIAL INADEQUACY OF INSURANCE

    Although we maintain general liability insurance, claims could exceed the coverage obtained or might not be covered by our insurance. In addition, while we typically obtain representations from our technology and content providers (as well as other contractual partners) as to the ownership of licensed technology and informational content and obtain indemnification to cover any breach of these representations, we still may not receive accurate representations or adequate compensation for any breach of such representations. We may have to pay a substantial amount of money for claims which are not covered by indemnification.

ITEM 2.  PROPERTIES

    Our headquarters are currently located in approximately 10,000 square feet of office space in Wayne, Pennsylvania that we sublease from bigchalk.com, Inc. The Company is obligated to reimburse bigchalk.com for rent and certain other office expenses based on the Company's proportionate use of the space through June 2000. Our sublease expires in June 2000. We are in the process of entering into a lease for new office space in the same area as our current offices. We also lease approximately 2,400 square feet in New York, New York which we use primarily as a business development office.

ITEM 3.  LEGAL PROCEEDINGS

    The Company was not a party to any material legal proceedings as of December 31, 1999.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    The Company held a Special Meeting of shareholders on November 29, 1999. This Special Meeting was subsequently adjourned to November 30, 1999 in order to obtain the necessary quorum of shareholders. Our shareholders voted on and approved two matters at the Special Meeting.

    In the first matter, we sought shareholder approval for our transaction with Bell & Howell Company. The number of votes cast for this matter was 5,266,538 and against this matter was 20,197. The number of abstentions for this matter was 41,010. In the second matter, we sought shareholder approval for an amendment to our Amended and Restated 1996 Equity Compensation Plan increasing the authorized shares under the plan to 2,500,000. The number of votes cast for this matter was 6,106,081 and against this matter was 409,106. The number of abstentions for this matter was 57,265. There were no broker non-votes for either matter.

                                      4-23

                                    PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS

    Our Class A Common Stock has traded on The Nasdaq Stock Market under the symbol INFO since our initial public offering on April 30, 1996. Effective January 5, 1999, trading in our shares moved from the Nasdaq National Market to the Nasdaq SmallCap Market. We have retained our symbol INFO on the SmallCap market. Prior to that time, there was no public market for our Class A Common Stock. The following table sets forth the high and low last reported sale prices for our Class A Common Stock for the period indicated as reported by The Nasdaq Stock Market.

YEAR                                        FISCAL QUARTER ENDED     HIGH       LOW
----                                        --------------------   --------   --------
1998......................................  March 31, 1998          5.625      1.875
                                            June 30, 1998           7.938      2.625
                                            September 30, 1998      4.438      1.938
                                            December 31, 1998       7.094      1.250

1999......................................  March 31, 1999          5.938      3.750
                                            June 30, 1999           8.313      4.313
                                            September 30, 1999      7.313      5.250
                                            December 31, 1999       9.250      4.375

    As of March 17, 2000, the Company had 162 shareholders of record and approximately 7,400 beneficial owners.

    We have not declared or paid dividends on our Common Stock and we do not intend to do so in the foreseeable future.

                                      4-24

ITEM 6.  SELECTED FINANCIAL DATA

    The selected data presented below under the caption Consolidated Statements of Operations Data with respect to each of the five years in the period ended December 31, 1999 and under the caption Consolidated Balance Sheet Data are derived from our the consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying Notes included elsewhere in this Annual Report on Form 10-K.

                                                                             YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------------
                                                              1995        1996        1997        1998         1999
                                                            ---------   ---------   ---------   ---------   ----------
                                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue...................................................  $     448   $   1,441   $   6,832   $  14,925   $   23,234
                                                            ---------   ---------   ---------   ---------   ----------
Costs and expenses:
  Cost of revenues........................................        282         822       2,641       4,384        7,164
  Customer support expenses...............................        146         324         578       1,093        1,147
  Technical operations and development expenses...........      3,554       5,210       6,272       7,606        8,375
  Sales and marketing expenses............................      1,979       6,142      10,674      14,835       11,773
  General and administrative expenses.....................      1,982       3,927       5,029       4,609        3,068
                                                            ---------   ---------   ---------   ---------   ----------
    Total costs and expenses..............................      7,943      16,425      25,194      32,527       31,527
                                                            ---------   ---------   ---------   ---------   ----------
Loss from operations......................................     (7,495)    (14,984)    (18,362)    (17,602)      (8,293)
Equity in net losses of unconsolidated affiliate..........         --          --          --          --         (413)
Gain on sale of net assets................................         --          --          --          --       34,919
Interest income (expense), net............................         14       1,198       1,003         154       (1,516)
                                                            ---------   ---------   ---------   ---------   ----------
Net loss..................................................  $  (7,481)  $ (13,786)  $ (17,359)  $ (17,448)  $   24,697
                                                            ---------   ---------   ---------   ---------   ----------
Redemption of preferred stock in excess of carrying
  amount..................................................         --          --          --          --          (75)
                                                            ---------   ---------   ---------   ---------   ----------
Net loss applicable to common shareholders................  $  (7,481)  $ (13,786)  $ (17,359)  $ (17,448)  $   24,622
                                                            =========   =========   =========   =========   ==========
Net income (loss) per common equivalent share--basic(1)...  $   (1.51)  $   (1.61)  $   (1.83)  $   (1.77)  $     2.10
                                                            =========   =========   =========   =========   ==========
Weighted average number of common and equivalent shares
  outstanding--basic......................................  4,940,400   8,549,800   9,491,600   9,830,900   11,729,900
                                                            =========   =========   =========   =========   ==========
Net income (loss) per common equivalent
  share--diluted(1).......................................  $   (1.51)  $   (1.61)  $   (1.83)  $   (1.77)  $     1.88
                                                            =========   =========   =========   =========   ==========
Weighted average number of common and equivalent shares
  outstanding--diluted                                      4,940,400   8,549,800   9,491,600   9,830,900   13,126,300
                                                            =========   =========   =========   =========   ==========

                                                                                 DECEMBER 31,
                                                              --------------------------------------------------
                                                               1995       1996       1997       1998      1999
                                                              -------   --------   --------   --------   -------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and investments....................  $   962   $27,379    $12,997    $ 3,268    $ 3,739
  Working capital (deficit).................................   (1,514)   25,841      7,163     (5,561)    11,511
  Total assets..............................................    2,532    30,227     18,794     10,192     30,061
  Long-term obligations, net of current portion.............      138        --        404        577         --
  Shareholders' equity (deficit)............................     (549)   27,688     10,460     (3,298)    22,916

------------------------------

(1) The Company calculates income and loss per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which requires public companies to present basic earnings per share
    (EPS) and, if applicable, diluted earnings per share, instead of primary and fully diluted EPS. Basic EPS is a per share measure of an entity's performance computed by dividing income (loss) available to common stockholders (the numerator) by the weighted-average number of common shares outstanding during the period (the denominator). Diluted earnings per share measures the entity's performance taking into consideration common shares outstanding (as computed under basic EPS) and dilutive potential common shares, such as stock options, warrants, and convertible debt. Entities with a net loss do not include common stock equivalents in the computation of diluted EPS, as the effect would be anti-dilutive.

                                      4-25

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

    Item 7 contains, in addition to historical information, forward-looking statements by the Company with regard to its plans, objectives, expectations, and intentions that involve risks and uncertainties. These statements are not guarantees of future performance and you should not rely on them. These statements are based on management's current expectations and they are subject to a number of uncertainties and risks that could cause our actual results to differ materially from those described in the forward-looking statements. The sections of this Annual Report entitled "Business" and "Risk Factors," as well as other sections, contain a discussion of some of the factors that could contribute to these differences. We do not assume any obligation to revise or update any forward-looking statements. You should also carefully review the risk factors set forth in other reports or documents we file from time to time with the Securities and Exchange Commission.

OVERVIEW AND RECENT DEVELOPMENTS

    Infonautics, Inc. (including its subsidiaries, "Infonautics," the "Company," "we," or "our") is a pioneering provider of personalized information agents and Web sites. We deliver information over the Internet and other communications mediums such as wireless. We began generating Web-based revenues in the first quarter of 1996 with the introduction of the Electric Library site to the end-user market, followed by a version designed for the educational market where it was sold to schools, libraries and other educational institutions. In October of 1998, we entered the market for free, advertising supported Internet-based content services with the launch of Company Sleuth. We also have supplied e-commerce-based online publishing services to publishers and other content creators to offer their content for sale over the Web directly to customers.

    On December 15, 1999, we closed a transaction with Bell & Howell Company ("Bell & Howell") and its wholly owned subsidiary, Bell and Howell Information and Learning Company ("BHIL"), following approval of the transaction by our shareholders on November 30, 1999. In the transaction, we contributed our Electric Library K-12 and public library business and assets and liabilities into what is now bigchalk.com, Inc. ("bigchalk.com"), an Internet education company. Also in the transaction, BHIL contributed its ProQuest K-12 and public library business and certain assets and liabilities into bigchalk.com. As part of the transaction, we also sold our e-commerce online archive business to BHIL and granted an option to bigchalk.com to purchase the our Electric Library end-user business.

    As a result of the transaction and taking into account our additional
$3.5 million investment in, and the private placement by, bigchalk.com, we ultimately received a total of $18.5 million in cash and currently own approximately 20% of bigchalk.com's stock. The balance of bigchalk.com's stock is owned by BHIL, a select group of institutional investors, and board members of bigchalk.com.

    Following this transaction, we continue to develop and market our content notification sites integrated in the Sleuth Center portal, including Company Sleuth, Sports Sleuth, Job Sleuth, Entertainment Sleuth, and Shopping Sleuth. We also retain rights to market Electric Library to end-users (subject to an option granted to bigchalk.com to purchase the end-user business). Together these sites, along with some others, are referred to as the Infonautics Network. Additionally, we may develop and acquire other new Internet information sites and expand existing sites. See Business--Our Sites; --Our Growth Strategy; --Markets, Customers and Distribution; --Risk Factors--We Have A Limited Operating History With Our Business Following The Bell & Howell Transaction; --As We Operate In A New And Developing Market Of Providing Electronic Information, The Market For Our Sites May Not Grow Fast Enough; --Our Business Model Is Evolving And Depends In Part On Web Advertising, E-Commerce Programs, And Subscriptions, All Of Which Are Susceptible To Change; --We Need To Establish And Maintain Strategic Relationships With Other Web Sites And Services In Order To Grow Our Business.

                                      4-26

    During 1999, we generated most of our revenue from Electric Library, with approximately 53% generated from the educational market and 35% from the end-user market. Approximately 4% was from advertising and other e-commerce revenues generated from the Infonautics Network and 3% was generated from the e-commerce online archive business. The remaining revenues were from services and products which the Company was no longer actively pursuing, including revenues from extranet and intranet knowledge management services, domestic marketing partners, and international markets. During 1999, sales growth was achieved in both the educational and end-user markets for Electric Library, with increases in the number of schools and libraries served and the number of individual subscribers.

    One result of our decision to no longer pursue business in certain markets, combined with other cost cutting efforts, was to reduce operating costs. Revenue, cost and expense comparison to the prior years will be somewhat impacted by this and in 2000 each quarter's revenue and expense comparison to the respective quarter in 1999 will be impacted by the transaction with Bell and Howell.

    Revenues from online monthly end-user subscriptions are recognized in the month the subscription service is provided, and for annual end-user subscriptions, revenues are recognized ratably over the term of the subscription. Potential individual subscribers are given the first month free as a trial period, after which we typically charge a fee of $9.95 per month for monthly subscriptions and $59.95 per year for annual subscriptions, both for virtually unlimited usage.

    Advertising revenue on the Infonautics Network sites is derived principally from short-term advertising contracts in which we typically guarantee a minimum number of impressions to advertisers over a specified period of time for a fixed fee. Revenues from advertising sales are recognized ratably over the term of the contract during the period in which the advertising is displayed.

    Other sources of income for us include, or are expected in 2000 to include, e-commerce and e-mail advertising revenues. E-commerce revenues consist of referral fees from partners and revenues from co-branding our sites. Revenues are earned when subscribers register with a partner's site, through a direct link from the Infonautics network. The revenues from e-commerce are recognized in the same period that the subscribers register with the partner site. There is typically no minimum guarantee, and Infonautics has no further obligations after the users' registrations. Partner revenues are also derived from the creation of customized or co-branded sites through Infonautics partners. The partners sell or provide the custom site to their customers. The revenues recognized include any initial fees which are deferred and recognized ratably over the contract and monthly minimum guaranteed revenues from the partners which are contractually agreed for terms of less than one year.

    E-mail revenues are derived from advertisements placed in e-mails which are sent to subscribers of the Infonautics Network. We typically guarantee a minimum number of e-mail impressions to advertisers over a specified period of time for a fixed fee. Revenues from e-mail sales are recognized ratably in the period in which the e-mails are sent, provided that no significant obligations remain. See Business--Our Growth Strategy; --Markets, Customers and Distribution; --Risk Factors--Our Business Model Is Evolving And Depends In Part On Web Advertising, E-Commerce Programs, And Subscriptions; --Our Ability Accurately To Track And Measure Advertising, Impressions, Page Views, And Registered Users Is Important To The Success Of Our Business.

    Less than 2% of our revenues in 1999 were from barter advertisements or e-mails (agreements in which we trade advertisements on the Infonautics Network sites in exchange for advertisements on third-party web sites). Barter advertising revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter advertising transactions is recognized as income when advertisements are delivered. Barter expense is recognized when our advertisements are run on third-party web sites, which is typically around the time when barter revenue is recognized. Barter expense is included in sales and marketing. Barter revenues are expected to be a greater percentage of our overall revenues in 2000.

                                      4-27

    We currently use two primary sources of content: published content licensed from bigchalk.com, Inc. and Web-based content that we link to directly. As part of our transaction with Bell & Howell Company, bigchalk.com, Inc. and the Company have entered into a content license agreement. Under this agreement, bigchalk.com licenses content to us for use in the Electric Library site for end users, and, if we request, in our content notification sites and for any new Company sites. To date, we only license content from bigchalk.com for use in connection with the Electric Library site for end users. The bigchalk.com content license has a five year term and grants us a non-exclusive, worldwide, royalty bearing license to use the full text licensed content subject to its terms. The royalty payable by us to bigchalk.com for the licensed content is based on an initially fixed percentage of net revenues derived from sales made to our customers of sites that include the licensed titles, which approximates our historical royalty percentage. Annually following the initial 12 months of the content license, the percentage of net revenues associated with the royalty is subject to a proportionate adjustment based on a formula.

    In addition to the content we license directly from bigchalk.com or third party content providers, we also access certain Web-based content in our content notification sites. We accesses Web-based content primarily by searching selected third party Web sites for relevant content and then providing links to that content from our sites. In most cases, clicking on the link to that content takes a user of our site directly to the third party Web site where the content is located. Typically, we pay no fee or a nominal fee for these links to content on third party Web sites. See--Business--Sources of Content for our Sites; --Risk Factors--We Depend On bigchalk.com, Inc. For Our Published Content; --If We Are Unable To Retain Access To Free Or Low Cost Web-Based Content, Then Our Ability To Provide Our Content Notification Sites In A Cost Efficient Manner Will Be Impaired.

RESULTS OF OPERATIONS

    We expect that all revenue and certain operating expenses in 2000 will be less than in 1999 as a result of the sale of the contracts, assets, liabilities to bigchalk.com and the related reduction in staffing levels.

    REVENUES. Revenue was $23.2 million in 1999, $14.9 million in 1998 and $6.8 million in 1997, representing an increase of 56% in 1999 and 118% in 1998. An amount of $500,000 was included in revenues for 1997, which was received in 1995 as consideration for limited exclusivity contained in a marketing agreement. During 1997 this amount was recognized as the period of exclusivity ended, and we had no further obligation under the marketing agreement. This amount is excluded for period to period comparisons, and comparison of expenses as a percentage of revenues.

    End-user subscription revenue, a continuing market for us, accounted for $8.2 million or 35% of revenue in 1999, $4.7 million or 31% of revenue in 1998 and $3.8 million or 55% of revenue in 1997. Electric Library had approximately 95,000 subscribers at December 31, 1999, as compared to 60,000 subscribers at December 31, 1998 and 47,000 subscribers at December 31, 1997.

    Advertising and other e-commerce revenues, a continuing market for us, were $1.0 million, or 4% of revenues in 1999. Barter revenue accounted for $371,000 of these 1999 revenues. There were no advertising and other e-commerce revenues in 1998 or 1997. These revenues consist of advertising revenues from ads that are displayed on the Infonautics Network sites. E-commerce revenues include referral revenues from partners who pay us for referring customer links to them, revenues from co-branding of our sites, and revenues from participation in affiliate networks. Direct marketing fee revenues consist of e-mails that are sent to Infonautics users with advertising promotions. These revenues are expected to increase in 2000.

    Educational revenue accounted for $12.2 million or 53% of revenue in 1999, $7.0 million or 47% of revenue in 1998 and $2.1 million or 31% of revenue in 1997. We had over 4,700 educational contracts at the closing of the Bell & Howell transaction, compared with 3,200 educational contracts at

                                      4-28

December 31, 1998 and 1,400 educational contracts at December 31, 1997. The 4,700 contracts covered approximately 20,000 institutions. We will not have any revenue from sales to the educational market in 2000 as a result of the Bell & Howell transaction.

    E-commerce online publishing (formerly referred to as content management and custom archive services) revenue was $715,000 or 3% of revenue in 1999, compared to $857,000 or 5% of revenue in 1998 and $580,000, or 9% in 1997. Online publishing revenue was generated primarily from archive services. We had 14 archive customers at the date of the BHIL transaction, compared to 9 archive customers at December 31, 1998 and 5 in 1997. We will not have any revenue from online publishing sales in 2000 as a result of the Bell & Howell transaction.

    Extranet and intranet knowledge management services (IntelliBank) revenue was $167,000, or 1% of revenue in 1999, compared to $1.7 million, or 12% of revenue in 1998 and $357,000, or 5% of revenue in 1997. IntelliBank revenue was generated primarily from archive services. We had no archive customers at December 31, 1999, compared to 5 archive customers at December 31, 1998 and 1997. Sales comparisons in 1999 to the prior years are impacted by the Company curtailing its direct sales efforts to the IntelliBank market in January 1999. We also eliminated the related marketing and development costs. There will be no revenues from these services in 2000.

    Other revenue was $948,000, or 4% of revenue in 1999, compared to $700,000, or 5% of revenue in 1998. The comparable revenue amounts in 1997 were less than $100,000. Other revenue consists of sales of Electric Library through international partners which was sold to bigchalk.com as part of the Bell & Howell transaction, reseller, and other miscellaneous sales.

    During 1997 and 1998, we signed agreements with companies to sell Electric Library to end users in Canada, Australia and Korea. The services in Canada and Australia began in 1998; the services in Korea began on a limited basis in 1999. These minimum revenues were earned ratably over the term of each agreement.

    As of December 31, 1999, deferred revenue amounted to $858,000, compared to $8.3 million at December 31, 1998. The decrease is attributable to the Bell & Howell transaction, in which we transferred deferred revenue of $10.6 million. The deferred revenue balance at December 31, 1999 of $858,000 consists of revenue to be recognized from annual end-user subscriptions.

    COST OF REVENUES. The principal elements of our cost of revenues are royalty and license fees paid to providers of content, hardware and software, as well as communication costs associated with the delivery of the online services. Cost of revenues was $7.2 million, $4.4 million and $2.6 million, and gross margins were 69%, 71% and 61% in 1999, 1998 and 1997, respectively. The absolute dollar increase in cost of revenues for each period primarily reflects costs incurred to provide services to an increased number of users.

    The reduction in gross margin in 1999 reflects a higher percentage of revenues from Electric Library offset somewhat by reduced rate royalty agreements. The improvement in gross margin in 1998 was primarily due to a change in the revenue mix, with 78% of revenues derived from Electric Library in 1998, compared to 87% in 1997. The improvement in the gross margin in 1998 was also from the effect of the prior year's restructuring of certain agreements with hardware, software and content providers, as well as the Company spreading its fixed costs over more contracts. We will incur certain fees to bigchalk.com under the content license agreement which is expected to approximate the 1999 royalty percentage for the end user business. See Business--Sources of Content for Our Sites; --Risk Factors--We Depend On bigchalk.com, Inc. For Our Published Content.

    CUSTOMER SUPPORT. Customer support expenses consist of costs associated with the staffing of professionals responsible for assisting users with technical and product issues and monitoring customer feedback, and centralized support for all billing-related inquiries. Customer support expenses were $1,147,000 in 1999, $1,093,000 in 1998 and $578,000 in 1997, representing an increase of 5% in 1999

                                      4-29
and 89% in 1998. As a percentage of revenue, customer support expenses were 5% in 1999, 7% in 1998 and 9% in 1997. The absolute dollar increases resulted primarily from higher staffing levels and the continuing need for us to provide additional support to our growing customer base. As a percentage of revenues, customer support costs declined in 1999 as the staffing levels were able to support a greater number of users. Due to the Bell & Howell transaction in December 1999, we reduced our customer service staffing levels from 20 to 0. We may incur certain fees to bigchalk.com for customer service under the technical services agreement and we are in the process of staffing certain customer service functions for our sites. See Business--Intellectual Property and Licenses.

    TECHNICAL OPERATIONS AND DEVELOPMENT. Technical operations and development expenses consist primarily of costs associated with maintaining our sites, data center operations, hardware expense, data conversion costs, as well as the design, programming, testing, documentation and support of our new and existing software, sites and databases. To date, all our costs for technical operations and development have been expensed as incurred. Technical operations and development expenses were $8.4 million in 1999, $7.6 million in 1998 and $6.3 million in 1997, representing an increase of 10% in 1999 and 21% in 1998. As a percentage of revenue, technical operations and development expenses were 36% in 1999, 51% in 1998 and 93% in 1997. The absolute dollar increases each year were largely due to our enlargement of the technical operations and development staff in order to support increased activities as well as improvements and upgrades in Electric Library, and introduction of new content notification sites.

    Due to the Bell & Howell transaction in December 1999, we reduced our technical operation and development staffing levels from 79 to 35. We expect these costs in 2000 to be less than the cost prior to the Bell and Howell transaction. However, we expect that the level of technical operations and development expenses may increase quarter over quarter as we develop new and enhanced services and upgrades to the current services which may include the use of outside consultants. Additionally, we will incur certain fees to bigchalk.com under the technical services agreements and is expected to incur these costs internally over time.

    SALES AND MARKETING. Sales and marketing costs consist primarily of costs related to compensation, attendance at conferences and trade shows, advertising, promotion and other marketing programs. Sales and marketing expenses were $11.8 million in 1999, $14.8 million in 1998 and $10.7 million in 1997, representing a decrease of 21% in 1999, and an increase of 39% in 1998. The principal reasons for the decrease in absolute dollars was our decision to decrease marketing efforts for certain products and services. As a percentage of sales, sales and marketing costs were 51%, 99% and 156% of revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The decrease of costs as a percentage of sales is a result of our cost reduction efforts, lower costs associated with renewals, and the effect of earlier period start up costs. Additionally, we opened and closed a sales office in California during 1998. We may incur significant sales and marketing costs in 2000 to market our content notification sites integrated in the Sleuth Center portal.

    The number of sales and marketing personnel decreased from 72 to 28 as a result of the Bell & Howell transaction. We will no longer incur the trade show, conference and other costs of marketing to the educational market. The marketing of the end-user business has been and will continue to be limited. We use affiliate and other marketing programs to acquire registered users. We may accelerate these programs which could increase the cost of acquisition.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of expenses for content, administration, office operations, finance and general management activities, including legal, accounting and other professional fees. General and administrative expenses were $3.1 million in 1999, $4.6 million in 1998 and $5.0 million in 1997, representing decreases of 33% in 1999 and 8% in 1998. The comparative decrease in 1999 was a result of $500,000 of severance costs incurred in 1998 associated with the resignation of the former chairman of the board who resigned in February 1998, as

                                      4-30
well as reductions in overall expenses, offset by professional fees and other costs related to the Bell & Howell transaction and related severance incurred. The decrease in 1998 was the result of costs associated with the staffing and costs incurred with the Electric Schoolhouse project in 1997, which were in excess of the severance costs recognized in 1998 when the project was transferred to the former chairman of the board. We expect that general and administrative expenses will decrease in comparison to prior periods as a result of the Bell & Howell transaction, unless we consider or enter into any strategic alliances or transactions or hire additional management.

    INCOME (LOSS) IN EQUITY INVESTMENT. The loss in equity investment consists of the Company's 30.89% equity pickup in the results of operations of bigchalk.com since December 15, 1999. The loss of equity in the investment was $413,000 during 1999. There were no such costs during 1998 or 1997. As of December 31, 1999, we held a 30.89% interest in the common stock of bigchalk.com. This interest has subsequently been diluted as a result of additional equity capital infusions into bigchalk.com. We expect that bigchalk.com will continue to generate net losses in 2000 as it develops its business and marketshare.

    GAIN ON SALE OF NET ASSETS. The gain on sale of net assets consists of the cash and note receivable received, plus the net liabilities transferred upon consummation of the transaction with BHIL and Bell & Howell. The gain amounted to $34.9 million. There are no current or future Federal or state income tax liabilities resulting from the transaction due utilization of available net operating loss carryforwards.

    INTEREST INCOME (EXPENSE), NET. Interest expense, net was $1.5 million in 1999, compared to net interest income of approximately $154,000 in 1998 and $1.0 million in 1997, a decrease of 85% in 1998, resulting from the decrease in cash and investments. In 1999, approximately $369,000 of interest expense was incurred for the discount on the issuance of convertible debt below market. Approximately $657,000 of interest expense was incurred in the current year for the amortization of the warrant valuation and 7% interest on the convertible debt. We will continue to incur interest expense for the interest on the convertible debt and the amortization of the warrant valuation. The remaining interest was incurred on capital leases and interest relating to the accounts receivable financing, as well as interest expense related to a liability owed to the Commonwealth of Pennsylvania as a result of the $13.5 million note receivable from Bell & Howell at December 31, 1999. We expect that we will recognize net interest income in 2000.

    INCOME TAXES. We have not recorded an income tax benefit because we have incurred net operating losses since inception. As of December 31, 1999, we had approximately $18.3 million in Federal net operating loss carry forwards. The Federal net operating losses will expire beginning in 2008 through 2019 if not utilized. The state net operating losses of $6.0 million will expire beginning in 2005 if not utilized. See Note 5 of Notes to Consolidated Financial Statements. A portion or all of net operating loss carryforwards which can be utilized in any year may be limited by changes in ownership of the Company, pursuant to Section 382 of the Internal Revenue Code and similar statutes.

PRO FORMA RESULTS OF OPERATIONS

    The pro forma results of operations reflected here are based on available information and certain information and certain assumptions that the Company's management believes are reasonable. As a

                                      4-31
result of the transaction with bigchalk.com, the following pro forma information has been prepared for comparative purposes to the ongoing operations of the Company, in millions:

                                                    Q1         Q2         Q3         Q4
                                                   1999       1999       1999       1999      TOTAL
                                                 --------   --------   --------   --------   --------
Revenues.......................................     2.0        2.4        2.4       2.7         9.5
Cost of Goods Sold.............................     0.7        0.8        0.8       0.9         3.2
Expenses.......................................     2.3        2.6        2.3       2.7         9.9
Loss From Operations...........................    (1.0)      (1.0)      (0.7)      (.9)       (3.6)

    This information includes the results of operations of the end-user version of Electric Library and our content notification sites in Sleuth Center, which are the ongoing businesses of the Company. This information also assumes the transaction with bigchalk.com occurred at the beginning of 1999. Excluded from the above are the revenues and costs that relate to the Electric Library site and technology which are used in the educational market and the international market. Also excluded are revenues and costs that relate to the e-commerce online publishing markets and customers, which was sold to BHIL, and revenues earned by our extranet and intranet knowledge management services during 1999.

    The cost of goods sold and expenses include pro forma royalties for content licensing and technical services which would have been owed to bigchalk.com had the transaction occurred on January 1, 1999.

LIQUIDITY AND CAPITAL RESOURCES

    To date we have funded our operations and capital requirements through proceeds from the private sale of equity securities, our initial public offering, proceeds from the issuance of preferred stock and, to a lesser extent, operating leases. In February 1999, we also raised funds through issuance of convertible debt. During the second and third quarters of 1999, we used the accounts receivable purchase agreement which we entered into in May 1999 to fund cash needs. This line was paid in full upon closing of the Bell & Howell transaction. In December 1999, we sold our net assets related to the sales of Electric Library for the educational market and the e-commerce and online publishing business and generated $18.5 million, prior to fees of approximately $1.9 million, and after our additional investment in bigchalk.com. In 2000, we believe we will be able to fund our operations through existing cash and cash generated through operations.

    The Company had cash and cash equivalents balances of approximately $3.7 million at December 31, 1999 and $3.3 million at December 31, 1998. We collected $5 million of the proceeds from the Bell & Howell transaction in 1999 and the remaining $13.5 million in 2000.

    We had working capital of approximately $11.5 million at December 31, 1999, compared to a working capital deficiency of nearly $5.6 million at December 31, 1998. The improvement is due to the Bell & Howell transaction. We monitor our cash and investment balances regularly and invest excess funds in short-term investments.

    We had negative cash flows from operations of approximately $6.6 million, $11.7 million and $12.7 million for 1999, 1998 and 1997, respectively. The decreases in 1999 were due to the increased cash collections from customers in advance of providing our sites and services.

                                      4-32

    Net cash provided by investing activities was $4.3 million in 1999 and $9.8 million in 1998. This compares to cash used in investing activities of $1.7 million in 1997. The decrease in cash provided in 1999 is a result of $10.7 million in net proceeds received during 1998 from investments maturing during 1998 which were not reinvested. No such investments matured during 1999, causing the cash provided to decrease. Offsetting this decrease was the receipt of $5.0 million from the Bell & Howell transaction. $454,000 was used for capital expenditures in 1999. In 1998, $852,000 was used for capital expenditures. In 1997, net cash was provided by the net redemption of $620,000 of investments and used for $2.3 of capital expenditures.

    Our principal commitments at December 31, 1999 consisted of obligations under the bigchalk.com service and license agreements and the remaining payment of $500,000 due under a marketing agreement. Other previous commitments such as content provider and lease agreements were assigned to bigchalk.com. Additionally, the Company was committed to pay approximately $1 million in March and April 2000 for a Sports Sleuth marketing campaign.

    Capital expenditures have been, and future expenditures are anticipated to be, primarily for facilities and equipment to support the expansion of our operations and systems. We expect that our capital expenditures will increase as the number of registered users increase. As of December 31, 1999, we did not have any material commitments for capital expenditures, although we anticipate that our planned purchases of capital equipment, a move to new offices and the related expenses will require additional expenditures of up to $1,000,000 for 2000, a portion of which we may try to finance through equipment leases, or a working capital line of credit. However, there can be no guarantee will obtain this financing. We also expect to enter into a lease agreement for office space.

    Net cash provided by financing activities was $2.8 million in 1999, $2.8 million in 1998 and $653,000 in 1997. We raised $3.0 million on February 11, 1999 from the issuance of convertible debt. We also entered a receivables financing agreement during 1999 from which $2.9 million was borrowed and paid off during the year. On July 22, 1998, we raised $3.0 million in a private placement of 3,000 shares of Preferred Stock. See Notes 6 and 7 to the Consolidated Financial Statements. We used a sale-leaseback arrangement to finance the purchase of certain equipment in 1997.

    We currently anticipate that the cash balances and cash from operations, will be sufficient to meet our anticipated needs for at least the next twelve months. We may need to raise additional funds in the future in order to fund more aggressive marketing or growth, to develop new or enhanced services, to respond to competitive pressures or to make acquisitions. Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our expansion, successfully market our services, develop or enhance our services, respond to competitive pressures or take advantage of acquisition opportunities, which could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interest and those securities may have rights superior to those of the holders of the common stock. If we raise additional funds by issuing debt, we may be subject to certain limitations on our operations, including limitations on the payment of dividends.

SEASONALITY

    During the summer months, and possibly during other times of the year such as major holidays, Internet usage often declines. As a result, our sites may experience reduced user traffic. For example, our experience with Electric Library shows that new user registrations and usage of the site declines during the summer months and around the year-end holidays. Our experience with Company Sleuth shows that new user registrations and usage of the site declines at about the same times. Not all of our sites may experience the same seasonality effects and some, Shopping Sleuth, for example, might

                                      4-33
experience increased usage during the gift-buying season around the year-end holidays. Seasonality may also affect advertising and affiliate performance which could in turn affect our sites' performance.

ELECTRIC SCHOOLHOUSE

    In February 1998, we entered into an agreement with Marvin I. Weinberger, the former Chairman of the Board, Chief Executive Officer and founder of the Company, under which he resigned as Chairman and Chief Executive Officer of the Company to become the Chief Executive Officer of a newly formed company called Electric Schoolhouse, LLC. Under the February 1998 agreement, Electric Schoolhouse, LLC is obligated to repay us for certain expenses and costs. We are continuing to pursue collection of these amounts, repayment of which was originally due on September 30, 1998 and remains outstanding. However, we have expensed as bad debt the balance due from Electric Schoolhouse, LLC, approximately $172,000, which is owed to us.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Not applicable.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    Our consolidated financial statements and supplementary data required by this item are attached to this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    None

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    The information required by this item concerning directors is incorporated by reference to our Proxy Statement to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. The information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this item will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

    The information required by this item concerning executive officers is set forth in Part I, Item 1 of this Annual Report on Form 10-K.

ITEM 11.  EXECUTIVE COMPENSATION

    The information required by this item is incorporated by reference to our Proxy Statement to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The information required by this item is incorporated by reference to our Proxy Statement to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The information required by this item is incorporated by reference to our Proxy Statement to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

                                      4-34

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

    List of documents filed as part of this Annual Report on Form 10-K:

(a)

    1. (i) FINANCIAL STATEMENTS. Infonautics, Inc. Consolidated Financial Statements listed in the accompanying Index to Consolidated Financial Statements and Financial Statement Schedule appearing on page F-1 are filed as part of this Annual Report on Form 10-K.

        (ii) FINANCIAL STATEMENTS. bigchalk.com, Inc. Financial Statements listed in the accompanying Table of Contents appearing on page F-27 are filed as part of this Annual Report on Form 10-K.

    2. FINANCIAL STATEMENT SCHEDULES. The Financial Statement Schedule listed in the accompanying Index to Infonautics, Inc. Consolidated Financial Statements and Financial Statement Schedule appearing on page F-25 is filed as part of this Annual Report on Form 10-K.

    3.  Exhibits. See (c) below.

(b) Reports on Form 8-K

    We filed a report on Form 8-K/A on October 4, 1999 attaching the Master Transaction Agreement by and among Infonautics, Inc., Infonautics Corporation, Bell & Howell Company and Bell & Howell Information and Learning Company dated July 8, 1999 (the "MTA") and the First Amendment to the MTA dated September 28, 1999. The Company filed no other reports on Form 8-K during the quarter ended December 31, 1999.

(c) EXHIBITS. The following is a list of exhibits filed as part of this Annual Report on Form 10-K. Where indicated, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

     EXHIBIT NO.                                DESCRIPTION
     -----------        ------------------------------------------------------------
      3.1               Form of Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on
                          Form S-1 (File No. 333-2428) ("Form S-1 Registration
                          Statement"))

      3.2               Bylaws (incorporated by reference to Exhibit 3.2 to the
                          Company's Report on Form 10-Q for the quarterly period ended March 31, 1997)

     10.1**             Amended and Restated 1994 Omnibus Stock Option Plan
                          (incorporated by reference to Exhibit 10.1 to the
                          Form S-1 Registration Statement)

     10.2**             1996 Equity Compensation Plan as amended and restated as of
                          August 18, 1999 (incorporated by reference to Exhibit 4.1
                          to the Company's Registration Statement on Form S-8 (File
                          No. 333-30342))

     10.3**             Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Form S-1 Registration
                          Statement)

     10.5**             Employment Agreement dated as of January 1, 1993 between
                          Infonautics, Inc. and Joshua Kopelman (incorporated by
                          reference to Exhibit 10.5 to the Form S-1 Registration
                          Statement)

     10.6(a)**          Employment Agreement dated September 5, 1996 between
                          Infonautics, Inc. and Van Morris (incorporated by
                          reference to Exhibit 10.6 to the Form S-1 Registration
                          Statement)

                                      4-35

     EXHIBIT NO.                                DESCRIPTION
     -----------        ------------------------------------------------------------
     10.6(b)**          Amendment No. 1 to Employment Agreement dated as of November
                          4, 1996 between Infonautics, Inc. and Van Morris
                          (incorporated by reference to Exhibit 10.6(b) to the
                          Company's Annual Report on Form 10-K for the fiscal year
                          ended December 31, 1996 ("1996 Form 10-K"))

     10.9**             Employment Agreement dated as of January 2, 1997 between
                          Infonautics, Inc. and William Burger (incorporated by
                          reference to Exhibit 10.9 to the 1996 Form 10-K)

     10.10**            Employment Agreement dated as of November 24, 1997 between
                          Infonautics, Inc. and Gerard J. Lewis, Jr.

     10.11**            Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Form S-1 Registration Statement)

     10.13**            Royalty Agreement dated as of January 1, 1993 between
                          Infonautics, Inc. and Joshua Kopelman (incorporated by
                          reference to Exhibit 10.11 to the Form S-1 Registration
                          Statement)

     10.15**            Consulting agreement effective as of March 1, 1993, as
                          amended February 1, 1994 and February 1, 1996 between
                          Infonautics, Inc. and Howard Morgan (incorporated by
                          reference to Exhibit 10.14 to the Form S-1 Registration
                          Statement)

     10.16              Agreement of Termination and Assignment dated October 30,
                          1992 between Telebase Systems, Inc. and Marvin Weinberger
                          and Lawrence Husick and Bill of Sale dated April 19, 1993
                          between Infonautics, Inc. and Marvin Weinberger
                          (incorporated by reference to Exhibit 10.15 to the
                          Form S-1 Registration Statement)

     10.17              Agreement dated March 24, 1993 between Infonautics, Inc. and
                          Lawrence Husick (incorporated by reference to
                          Exhibit 10.16 to the Form S-1 Registration Statement)

     10.18              Agreement of Lease dated June 14, 1994, as amended January
                          27, 1995, June 30, 1995 and November 13, 1995 (each
                          incorporated by reference to Exhibit 10.24 to the
                          Form S-1 Registration Statement), April 18, 1996 and May
                          22, 1996 (each incorporated by reference to Exhibit 10.25
                          to the 1996 Form 10-K), April 14, 1997 (incorporated by
                          reference to Exhibit 10.1 to the Company's Report on
                          Form 10-Q for the quarterly period ended June 30, 1997),
                          September 19, 1997 (incorporated by reference to
                          Exhibit 10.1 to the Company's Report on Form 10-Q for the
                          quarterly period ended September 30, 1997) and November
                          17, 1997 between Infonautics, Inc. and West Valley
                          Business Trust

     10.19***           Interactive Marketing Agreement dated as of March 10, 1998 between Infonautics Corporation and America Online, Inc.
                          (incorporated by reference to Exhibit 10.1 to the
                          Company's Report on Form 10-Q for the quarterly period
                          ended March 31, 1998)

     10.20              Electric Schoolhouse Agreement dated as of February 12, 1998 between Infonautics, Inc. and Marvin I. Weinberger
                          (incorporated by reference to Exhibit 10.2 to the
                          Company's Report on Form 10-Q for the quarterly period
                          ended March 31, 1998)

     10.21              Amendment Number 1 to Interactive Marketing Agreement
                          between America Online, Inc. and Infonautics Corporation
                          dated March 2, 1999. (incorporated by reference to
                          Exhibit 10.1 to the Company's Report on Form 10-Q for the
                          quarterly period ended March 31, 1999)

     10.22***           Master Transaction Agreement by and among
                          Infonautics, Inc., Infonautics Corporation, Bell & Howell
                          Company and Bell & Howell Information and Learning Company
                          dated July 8, 1999 (incorporated by reference to
                          Exhibit 10.1 to the Company's Report on Form 8-K/A (File
                          No. 000-28284))

                                      4-36

     EXHIBIT NO.                                DESCRIPTION
     -----------        ------------------------------------------------------------
     10.23              First Amendment to the Master Transaction Agreement by and
                          among Infonautics, Inc., Infonautics Corporation, Bell &
                          Howell Company and Bell & Howell Information and Learning
                          Company dated September 28, 1999 (incorporated by
                          reference to Exhibit 10.2 to the Company's Report on
                          Form 8-K/A (File No. 000-28284))

     10.24*             Second Amendment to the Master Transaction Agreement by and
                          among Infonautics, Inc., Infonautics Corporation, Bell &
                          Howell Company and Bell & Howell Information and Learning
                          Company dated December 15, 1999.

     10.25*             Purchase and Sale Agreement by and among Bell & Howell
                          Information and Learning Company, Infonautics, Inc., and
                          bhw/info/edco.com, LLC dated December 30, 1999.

     10.26              Amendment to Employment Agreement between Joshua Kopelman
                          and Infonautics, Inc. dated June 17, 1999 (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the quarterly period ended June 30, 1999)

     10.27              Amendment to Agreement of Termination and Assignment dated
                          October 30, 1992 between Telebase Systems, Inc. and Marvin
                          Weinberger and Lawrence Husick and Bill of Sale dated
                          April 19, 1993 between Infonautics, Inc. and Marvin
                          Weinberger, between Infonautics, Inc. and CDnow, Inc.
                          dated June 22, 1999 (incorporated by reference to
                          Exhibit 10.2 to the Company's Report on Form 10-Q for the
                          quarterly period ended June 30, 1999)

     10.28              Agreement of Termination between Israel Melman and
                          Infonautics, Inc. dated February 26, 1999 (incorporated by reference to Exhibit 10.3 to the Company's Report on
                          Form 10-Q for the quarterly period ended March 31, 1999)

     10.29              Securities Purchase Agreement, dated as of February 11,
                          1999, between Infonautics, Inc. and RGC International
                          Investors, LDC (incorporated by reference as exhibit 99.1
                          to the Company's Report on Form 8-K filed February 24,
                          1999) (incorporated by reference to Exhibit 10.4 to the
                          Company's Report on Form 10-Q for the quarterly period
                          ended March 31, 1999)

     10.30              Registration Rights Agreement, dated as of February 11,
                          1999, between Infonautics, Inc. and RGC International
                          Investors, LDC (incorporated by reference as exhibit 99.2
                          to the Company's Report on Form 8-K filed February 24,
                          1999) (incorporated by reference to Exhibit 10.5 to the
                          Company's Report on Form 10-Q for the quarterly period
                          ended March 31, 1999)

     10.31              Letter dated November 2, 1998 from RGC International
                          Investors, LDC waiving certain rights under the securities purchase and related agreements discussed in Note 6 of the
                          Notes To Consolidated Financial Statements in the
                          Company's Report on Form 10-Q for the quarterly period
                          ended September 30, 1998 and in Item 2, Changes in
                          Securities, in the same Report on Form 10-Q (incorporated
                          by reference to Exhibit 99.1 to the Company's Report on
                          Form 10-Q for the quarterly period ended September 30,
                          1998)

     10.32              Statement with Respect to Shares for Series A Convertible
                          Preferred Stock of Infonautics, Inc. with RGC
                          International Investors, LDC (incorporated by reference to
                          Exhibit 99.1 to the Company's Report on Form 8-K dated
                          July 22, 1998)

     10.33              Securities Purchase Agreement, dated as of July 22, 1998
                          between Infonautics, Inc. and RGC International Investors,
                          LDC (incorporated by reference to Exhibit 99.2 to the
                          Company's Report on Form 8-K dated July 22, 1998)

     10.34              Registration Rights Agreement dated as of July 22, 1998
                          between Infonautics, Inc. and RGC International Investors,
                          LDC (incorporated by reference to Exhibit 99.3 to the
                          Company's Report on Form 8-K dated July 22, 1998)

                                      4-37

     EXHIBIT NO.                                DESCRIPTION
     -----------        ------------------------------------------------------------
    21*                 Subsidiaries of the Registrant

    23*                 Consents of PricewaterhouseCoopers LLP and KPMG LLP

     24                 Powers of Attorney (included as part of the signature page hereof)

     27.1*              Financial Data Schedule

------------------------

  * Filed herewith.

 ** Compensation plans and arrangements for executive officers and others.

*** Portions of these exhibits were omitted and filed separately with the Secretary of the Securities and Exchange Commission pursuant to a request for confidential treatment.

    Copies of the Exhibits are available to shareholders (upon payment of a fee to cover the company's expenses in furnishing Exhibits) from Gerard J. Lewis, Jr., Vice President & General Counsel, Secretary, Infonautics, Inc., 900 West Valley Road, Suite 1000, Wayne, Pennsylvania 19087.

                                      4-38

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       INFONAUTICS, INC.

Date: March 30, 2000                                   By:          /s/ DAVID VAN RIPER MORRIS
                                                            -----------------------------------------
                                                                      David Van Riper Morris
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

    Each person whose signature appears below in so signing also makes, constitutes and appoints David Van Riper Morris his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report and in each case to file the same, with all exhibits thereto and other documents in connection therewith and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

                        NAME                                      CAPACITY                  DATE
                        ----                                      --------                  ----
             /s/ DAVID VAN RIPER MORRIS
     -------------------------------------------       Principal Executive Officer     March 30, 2000
               David Van Riper Morris

               /s/ FEDERICA F. O'BRIEN
     -------------------------------------------       Principal Financial and         March 30, 2000
                 Federica F. O'Brien                     Accounting Officer

                /s/ ISRAEL J. MELMAN
     -------------------------------------------       Director                        March 30, 2000
                  Israel J. Melman

                /s/ HOWARD L. MORGAN
     -------------------------------------------       Director                        March 30, 2000
                  Howard L. Morgan

               /s/ LLOYD N. MORRISETT
     -------------------------------------------       Director                        March 30, 2000
                 Lloyd N. Morrisett

                                      4-39

                        NAME                                      CAPACITY                  DATE
                        ----                                      --------                  ----
                /s/ LESTER WUNDERMAN
     -------------------------------------------       Director                        March 30, 2000
                  Lester Wunderman

                   /s/ BRIAN SEGAL
     -------------------------------------------       Director                        March 30, 2000
                     Brian Segal

                                      4-40

                               INFONAUTICS, INC.

                              REPORT ON AUDITS OF
                       CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                               INFONAUTICS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

                                                                PAGES
                                                              ----------
Report of Independent Accountants...........................         F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................         F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................         F-4

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................         F-5

Consolidated Statements of Shareholders' Equity (Deficit)
  for the years ended December 31, 1997, 1998 and 1999......         F-6

Notes to Consolidated Financial Statements..................  F-7 - F-19

Schedule II--Valuation and Qualifying Accounts, for the
  years ended December 31, 1997, 1998 and 1999..............        F-20

    Financial statement schedules other than that listed above have been omitted because such schedules are not required or applicable.

                                     4-F-1

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Infonautics, Inc. and Subsidiaries:

    In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Infonautics, Inc. and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /S/ PRICEWATERHOUSECOOPERS LLP

February 18, 2000

                                     4-F-2

                               INFONAUTICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                                                                  1998           1999
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,267,811   $  3,739,024
  Receivables:
    Trade, less allowance for doubtful accounts of $65,740
      in 1998 and $99,800 in 1999...........................     2,934,597        637,316
    Due from affiliate......................................            --     13,500,000
    Other...................................................       305,121        513,231
  Prepaid royalties.........................................       397,849             --
  Prepaid expenses and other assets.........................       446,492        267,230
                                                              ------------   ------------
        Total current assets................................     7,351,870     18,656,801
Property and equipment, net.................................     2,572,617        492,438
Investments in affiliates...................................            --     10,885,773
Other assets................................................       267,885         26,415
                                                              ------------   ------------
        Total assets........................................  $ 10,192,372   $ 30,061,427
                                                              ============   ============

                     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of obligations under capital lease........  $    356,898             --
  Accounts payable..........................................     1,929,598   $    916,292
  Accrued expenses..........................................     1,484,934      2,438,515
  Accrued royalties.........................................     1,334,669         75,606
  Deferred revenue..........................................     7,807,016        858,159
  Convertible debt..........................................            --      2,857,322
                                                              ------------   ------------
        Total current liabilities...........................    12,913,115      7,145,894
Noncurrent portion of obligations under capital lease.......        47,209             --
Noncurrent portion of deferred revenue......................       530,256             --
                                                              ------------   ------------
        Total liabilities...................................    13,490,580      7,145,894
                                                              ------------   ------------
Commitments and contingencies

Shareholders' equity (deficit):
  Series A Convertible Preferred Stock, no par value, 5,000
    shares authorized, 283 shares issued and outstanding at
    December 31, 1998.......................................       258,483             --
  Class A common stock, no par value; 25,000,000 shares
    authorized; one vote per share; 11,522,692 and
    11,757,076 shares issued and Outstanding at
    December 31, 1998 and 1999, respectively................            --             --
  Class B common stock, no par value; 100,000 shares
    authorized, issued and outstanding......................            --             --
  Additional paid-in capital................................    56,666,439     58,316,564
  Deferred compensation.....................................      (125,000)            --
  Accumulated deficit.......................................   (60,098,130)   (35,401,031)
                                                              ------------   ------------
        Total shareholders' equity (deficit)................    (3,298,208)    22,915,533
                                                              ------------   ------------
        Total liabilities and shareholders' equity
          (deficit).........................................  $ 10,192,372   $ 30,061,427
                                                              ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                     4-F-3

                               INFONAUTICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                           1997           1998          1999
                                                       ------------   ------------   -----------
Revenues.............................................  $  6,831,731   $ 14,924,567   $23,234,243
                                                       ------------   ------------   -----------
Cost and expenses:
  Cost of revenues...................................     2,641,198      4,384,362     7,164,121
  Customer support expenses..........................       578,212      1,093,212     1,146,967
  Technical operations and development expenses......     6,271,514      7,605,669     8,375,173
  Sales and marketing expenses.......................    10,674,468     14,834,567    11,773,119
  General and administrative expenses................     5,029,100      4,608,715     3,067,934
                                                       ------------   ------------   -----------
        Total costs and expenses.....................    25,194,492     32,526,525    31,527,314
                                                       ------------   ------------   -----------
Loss from operations.................................   (18,362,761)   (17,601,958)   (8,293,071)
Interest and other income............................     1,044,204        293,919        76,304
Interest expense.....................................       (40,481)      (139,497)   (1,592,099)
Equity in net losses of unconsolidated affiliate.....            --             --      (412,999)
Gain on sale of net assets...........................            --             --    34,918,964
                                                       ------------   ------------   -----------
        Net income (loss)............................   (17,359,038)   (17,447,536)   24,697,099

Redemption of preferred stock in excess of carrying
  amount.............................................            --             --       (74,875)
                                                       ------------   ------------   -----------
        Net income (loss) attributable to common
          shareholders...............................  $(17,359,038)  $(17,447,536)  $24,622,224
                                                       ============   ============   ===========
Income (loss) per common share--basic................  $      (1.83)  $      (1.77)  $      2.10
                                                       ============   ============   ===========
Weighted average shares outstanding--basic...........     9,491,600      9,830,900    11,729,900
                                                       ============   ============   ===========
Income (loss) per common share--diluted..............  $      (1.83)  $      (1.77)  $      1.88
                                                       ============   ============   ===========
Weighted average shares outstanding--diluted.........     9,491,600      9,830,900    13,126,300
                                                       ============   ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     4-F-4

                               INFONAUTICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                  1997            1998            1999
                                                              -------------   -------------   -------------
Cash flows from operating activities:
  Net income (loss).........................................  $ (17,359,038)  $ (17,447,536)  $  24,697,099
  Adjustments to reconcile net loss to cash provided by
    (used in) operating activities:
    Gain on sale of net assets..............................             --              --     (34,918,964)
    Depreciation and amortization...........................      1,096,353       1,499,837       1,428,669
    Amortization of discount on convertible debt............             --              --         840,269
    Accretion on convertible debt...........................             --              --         185,625
    Provision for losses on accounts receivable.............         86,181          33,174         335,432
    Amortization of deferred compensation...................        125,000         125,000         125,000
    Equity in investee losses...............................             --              --         412,999
    Stock issued for services...............................             --              --           5,625
    Severance and related costs.............................             --         398,525              --
    Changes in operating assets and liabilities:
      Receivables:
        Trade...............................................       (385,024)       (542,656)     (3,961,783)
        Other...............................................        (35,356)       (125,724)       (328,226)
      Prepaid and other assets..............................       (168,733)       (232,370)       (108,380)
      Accounts payable......................................        (19,384)        454,098        (291,787)
      Accrued expenses......................................      1,322,940        (157,487)       (123,676)
      Accrued royalties.....................................        450,284         659,946         107,093
      Deferred revenue......................................      2,173,905       3,614,374       4,981,121
                                                              -------------   -------------   -------------
          Net cash used in operating activities.............    (12,712,872)    (11,720,819)     (6,613,884)
                                                              -------------   -------------   -------------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (2,321,326)       (852,445)       (454,487)
  Receipts from sale of net assets..........................             --              --       5,000,000
  Minority investment.......................................             --              --        (280,000)
  Purchases of short-term investments.......................    (22,086,548)     (7,789,936)             --
  Purchases of long-term investments........................       (600,000)             --              --
  Proceeds from maturity of short-term and long-term
    investments.............................................     23,306,000      18,485,440              --
                                                              -------------   -------------   -------------
          Net cash provided by (used in) investing
            activities......................................     (1,701,874)      9,843,059       4,265,513
                                                              -------------   -------------   -------------
Cash flows from financing activities:
  Net proceeds from issuance of common stock and warrant....          5,876              --              --
  Proceeds from borrowings under accounts receivable
    purchase agreement......................................             --              --       2,913,358
  Repayments of borrowings under accounts receivable
    purchase agreement......................................             --              --      (2,913,358)
  Proceeds from exercise of stock options...................             --         216,037         550,804
  Repurchase of preferred stock.............................             --              --        (333,358)
  Proceeds from issuance of long-term debt..................             --              --       3,000,000
  Net proceeds from issuance of preferred stock and
    warrants, net...........................................             --       2,950,139              --
  Proceeds from sale--leaseback of equipment................        766,504              --              --
  Payments on capital lease obligations.....................        (64,860)       (297,538)       (397,862)
  Loans to officer and employees............................        (55,000)        (25,000)             --
                                                              -------------   -------------   -------------
          Net cash provided by financing activities.........        652,520       2,843,638       2,819,584
                                                              -------------   -------------   -------------
Net increase (decrease) in cash and cash equivalents........    (13,762,226)        965,878         471,213
Cash and cash equivalents, beginning of period..............     16,064,159       2,301,933       3,267,811
                                                              -------------   -------------   -------------
Cash and cash equivalents, end of period....................  $   2,301,933   $   3,267,811   $   3,739,024
                                                              =============   =============   =============
Supplemental disclosure of cash flow information:
    See Note 12

  The accompanying notes are an integral part of these consolidated financial statements.

                                     4-F-5

                               INFONAUTICS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                               CLASS A                 CLASS B             PREFERRED STOCK
                                                        ----------------------   --------------------   ----------------------
                                                          SHARES     PAR VALUE    SHARES    PAR VALUE    SHARES      AMOUNT
                                                        ----------   ---------   --------   ---------   --------   -----------
Balance at December 31, 1996..........................   9,389,357       --      100,000          --         --             --
Amortization of deferred compensation.................          --       --           --          --         --             --
Other.................................................       2,270       --           --          --         --             --
Net loss for the year.................................          --       --           --          --         --             --
                                                        ----------     ----      -------    --------     ------    -----------
Balance at December 31, 1997..........................   9,391,627       --      100,000          --         --             --

Amortization of deferred compensation.................          --       --           --          --         --             --
Exercise of employee stock options....................     103,287       --           --          --         --             --
Issuance of stock to former CEO.......................     125,000       --           --          --         --             --
Sale of preferred stock...............................          --       --           --          --      3,000    $ 2,950,139
Warrants issued in connection with preferred stock....          --       --           --          --         --       (261,000)
Accretion of preferred stock..........................          --       --           --          --         --         48,493
Conversion of preferred stock.........................   1,902,778       --           --          --     (2,717)    (2,479,149)
Net loss for the year.................................          --       --           --          --         --             --
                                                        ----------     ----      -------    --------     ------    -----------
Balance at December 31, 1998..........................  11,522,692       --      100,000          --        283        258,483

Amortization of deferred compensation.................                   --                                  --             --
Exercise of employee stock options....................     232,884       --           --          --         --             --
Accretion of preferred stock..........................                   --           --          --         --         74,875
Repurchase of preferred stock.........................                   --           --                   (283)      (333,358)
Discount on issuance of convertible debt..............                   --           --          --         --             --
Beneficial conversion of convertible debt.............                   --           --          --         --             --
Stock issued for services.............................       1,500       --           --          --         --             --
Net income for the year...............................                   --                       --         --             --
                                                        ----------     ----      -------    --------     ------    -----------
Balance at December 31, 1999..........................  11,757,076       --      100,000          --         --             --
                                                        ==========     ====      =======    ========     ======    ===========

                                                         ADDITIONAL                                        TOTAL
                                                           PAID-IN     ACCUMULATED      DEFERRED       STOCKHOLDERS'
                                                           CAPITAL       DEFICIT      COMPENSATION    EQUITY (DEFICIT)
                                                         -----------   ------------   -------------   ----------------
Balance at December 31, 1996...........................  $53,354,345   $(25,291,556)    $(375,000)      $ 27,687,789

Amortization of deferred compensation..................           --            --        125,000            125,000
Other..................................................        5,876            --             --              5,876
Net loss for the year..................................           --   (17,359,038)            --        (17,359,038)
                                                         -----------   ------------     ---------       ------------
Balance at December 31, 1997...........................   53,360,221   (42,650,594)      (250,000)        10,459,627

Amortization of deferred compensation..................           --            --        125,000            125,000
Exercise of employee stock options.....................      216,037            --             --            216,037
Issuance of stock to former CEO........................      398,525            --             --            398,525
Sale of preferred stock................................           --            --             --          2,950,139
Warrants issued in connection with preferred stock.....      261,000            --             --                 --
Accretion of preferred stock...........................      (48,493)           --             --                 --
Conversion of preferred stock..........................    2,479,149            --             --                 --
Net loss for the year..................................           --   (17,447,536)            --        (17,447,536)
                                                         -----------   ------------     ---------       ------------
Balance at December 31, 1998...........................   56,666,439   (60,098,130)      (125,000)        (3,298,208)

Amortization of deferred compensation..................           --            --        125,000            125,000
Exercise of employee stock options.....................      550,804            --             --            550,804
Accretion of preferred stock...........................      (74,875)           --             --                 --
Repurchase of preferred stock..........................           --            --             --           (333,358)
Discount on issuance of convertible debt...............      799,346            --             --            799,346
Beneficial conversion of convertible debt..............      369,225            --             --            369,225
Stock issued for services..............................        5,625            --             --              5,625
Net income for the year................................           --    24,697,099             --         24,697,099
                                                         -----------   ------------     ---------       ------------
Balance at December 31, 1999...........................  $58,316,564   $(35,401,031)           --       $ 22,915,533
                                                         ===========   ============     =========       ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                     4-F-6

                               INFONAUTICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY AND RECENT TRANSACTION:

    Infonautics, Inc. and its subsidiaries (the "Company" or "Infonautics") is a provider of personalized information agents and Internet sites. The Infonautics Network of web properties includes free, advertising supported Sleuth Center sites featuring the Company Sleuth, Sport Sleuth, Job Sleuth, Entertainment Sleuth and Shopping Sleuth services. The Infonautics Network also includes search and reference media sites consisting of the subscriber based Electric Library, the free Encyclopedia.com services, the Library Tracker site, and the Newsdirectory.com site. The company operates in a single segment throughout North America.

    GAIN ON SALE OF NET ASSETS:

    On December 15, 1999, Infonautics completed a transaction with Bell & Howell Company and its wholly owned subsidiary, Bell & Howell Information & Learning Company ("BHIL"), to create a new company ("bigchalk.com, Inc.", formerly referred to as "EDCO"), which combined the complementary K-12 reference businesses of the Company and BHIL. Infonautics contributed its school and Electric Library contracts, assets, liabilities and related commitments to Electric Library, in exchange for $16.5 million in cash and a 30.89 percent interest in bigchalk.com, Inc. ("bigchalk"). BHIL received the remaining percentage interest in bigchalk. Bell & Howell Company also purchased Infonautics' e-commerce online archive business for $2 million. In connection with these transactions, Infonautics received $5 million in cash and a note receivable for $13.5 million at closing. The note receivable was paid in January 2000. The Company recognized a gain on sale of these net assets of $34,918,964.

    Infonautics will continue to develop and market its Sleuth Center services. Infonautics also retains rights to market Electric Library to end-users (subject to an option granted to BHIL to purchase the end-user business (see Note 11).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of Infonautics, Inc. and its wholly owned subsidiaries (collectively, the Company). Investments in nonconsolidated companies which are at least 20% owned are carried at cost plus equity in undistributed earnings or losses since acquisition. All intercompany balances and transactions have been eliminated.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities and disclosure of contingencies. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are stated at cost, which approximates market value. At December 31, 1999, the Company has restricted cash of approximately $150,000. This amount consists of restricted U.S. Treasury notes held as collateral by a financial institution against letters of credit for leasing arrangements (see Note 11).

                                     4-F-7

                               INFONAUTICS, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    PROPERTY AND EQUIPMENT:

    Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets. The Company defines useful lives as three years for computer equipment, office equipment, leasehold improvements and purchased software and seven years for furniture and fixtures. Depreciation on these assets is computed on a straight-line basis. Leasehold improvements are capitalized and amortized on the straight-line basis over the shorter of their useful life or the term of the lease. Capital leases are amortized over the shorter of the life of the asset or the term of the respective lease, which range from two years to two and one-half years. Maintenance and repairs are expensed as incurred. When the property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

    The Company reviews assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. A determination of impairment (if any) is made based on estimates of undiscounted future cash flows. For the years ended December 31, 1998 and 1999 there have been no asset impairments.

    PRODUCT DEVELOPMENT COSTS:

    Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant, and all product development costs have been expensed.

    ADVERTISING COSTS:

    Advertising costs, included in sales and marketing expenses, are expensed over the period the advertising takes place. Advertising expense was $2,450,904, $1,172,637, and $959,002, respectively, for the years ended December 31, 1997, 1998 and 1999.

    SUBSCRIBER ACQUISITION COSTS:

    New subscriber acquisitions costs, primarily in sales and marketing expenses, are expensed as incurred. These costs relate directly to new customer solicitations and include the Company's direct costs of acquiring new customers, including the cost of providing trial subscriptions free of charge. Costs associated with renewal of current customers are also expensed as incurred.

    STOCK BASED COMPENSATION:

    Stock based compensation is recognized using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock and amortized over the vesting period. (See
Note 7).

                                     4-F-8

                               INFONAUTICS, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    REVENUE RECOGNITION:

    To date, the majority of Infonautics revenues have been derived from the sales of Electric Library subscriptions to educational and end-user markets. As a result of the sale of the educational contracts to bigchalk.com, in connection with the Bell & Howell transaction, after 1999 the Company will no longer have revenue from educational contracts, which had resulted in significant deferred revenue.

    Revenue from educational institutions was recognized ratably over the term of the contract. Revenue from online monthly end-user subscriptions is recognized in the month the subscription service is provided. For annual end-user subscriptions, revenue is recognized ratably over the term of the subscription. Revenue from subscription agreements is deferred and recognized over the term of the respective agreement as the service is provided. Revenue from licensing contracts is recognized when delivery and services related to the license agreement are complete. Revenue from contracts for online publishing hosting services is recognized ratably over the term of the contract. Revenue from the implementation or integration services associated with online publishing agreements is recognized upon customer acceptance.

    Revenue from advertisements on the Infonautics network sites is derived principally from short-term advertising contracts in which Infonautics typically guarantees a minimum number of impressions to advertisers over a specified period of time for a fixed fee. Revenue from advertising sales is recognized ratably in the period in which the advertisement is displayed, provided no significant obligations remain at the conclusion of the contract and the collection of the resulting receivable is probable.

    A portion of Infonautics' revenue is from barter advertisements (agreements whereby Infonautics exchanges advertisements on the Infonautics Network sites for advertisements on third-party web sites). Barter advertising revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter advertising transactions is recognized as income when advertisements are delivered. Barter expense is recognized when Infonautics advertisements are run on third-party web sites, which is typically consistent with when barter revenue is recognized. Barter expense is included in sales and marketing.

    COST OF REVENUE:

    Cost of revenues include royalties payable to content, hardware, software, and telecommunications providers, as well as certain network costs. Costs incurred with the procurement of subscriptions and the delivery of the service is expensed as incurred.

    INCOME TAXES:

    Provision for income taxes is determined based on the asset and liability method. The asset and liability method provides that deferred tax balances are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

    Deferred tax liabilities or assets at the end of each period are determined using the tax rate enacted under the current tax law. The measurement of net deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized, and a corresponding valuation allowance is established.

                                     4-F-9

                               INFONAUTICS, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    BUSINESS AND CREDIT CONCENTRATIONS:

    Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying amounts of these instruments approximate fair value.

    The Company maintains cash and cash equivalents with domestic financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. Cash and cash equivalent balances generally exceed Federal Deposit Insurance Corporation insurance limits.

    Infonautics' customers are concentrated in the United States. The Company performs ongoing credit evaluations, generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of each customer, historical trends and other information.

    BASIC AND DILUTED EPS:

    The Company calculates EPS in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which requires public companies to present basic earnings per share (EPS) and, if applicable, diluted earnings per share, instead of primary and fully diluted EPS. Basic EPS is a per share measure of an entity's performance computed by dividing income (loss) available to common stockholders (the numerator) by the weighted-average number of common shares outstanding during the period (the denominator). Diluted earnings per share measures the entity's performance taking into consideration common shares outstanding (as computed under basic EPS) and dilutive potential common shares, such as stock options, warrants, and convertible debt. Entities with a net loss do not include common stock equivalents in the computation of diluted EPS, as the effect would be anti-dilutive.

3.  PROPERTY AND EQUIPMENT:

    Property and equipment consists of the following at December 31, 1998 and 1999:

                                                         1998          1999
                                                      -----------   -----------
Property and equipment:
  Computer equipment................................  $ 2,160,453   $   652,778
  Office equipment..................................    1,302,867       584,547
  Furniture and fixtures............................      896,523       301,384
  Leasehold improvements............................      459,625       161,490
  Purchased software................................      233,799        16,024
Capital leases:
  Equipment.........................................      766,504            --
                                                      -----------   -----------
                                                        5,819,771     1,716,223
Less accumulated depreciation and amortization:
  Property and equipment............................   (2,794,026)   (1,223,785)
  Capital leases....................................     (453,128)           --
                                                      -----------   -----------
Property and equipment, net.........................  $ 2,572,617   $   492,438
                                                      ===========   ===========

                                     4-F-10

                               INFONAUTICS, INC.

3.  PROPERTY AND EQUIPMENT: (CONTINUED)
    Depreciation expense was approximately $1,005,700 in 1997, $1,137,300 in 1998 and $1,072,000 in 1999. Amortization expense was approximately $91,000 in 1997 and $362,500 in 1998, and $356,700 in 1999.

4.  INVESTMENTS IN AFFILIATES:

    In December 1999, the Company acquired a 30.89% interest in the outstanding common stock of bigchalk. The carrying value of this investment was $10,605,773 at December 31, 1999.

    The Company accounts for its investment in bigchalk on the equity method.

    Summarized financial information of bigchalk follows (dollars in thousands):

CONDENSED STATEMENT OF OPERATIONS:                              1999
----------------------------------                            --------
Net sales...................................................  $14,701
Gross profit................................................    8,240
Loss from continuing operations.............................   (5,469)
Net loss....................................................   (5,469)

CONDENSED STATEMENT OF FINANCIAL CONDITION:                     1999
-------------------------------------------                   --------
Current assets..............................................  $ 8,558
Non-current assets..........................................   52,871
                                                              -------
                                                              $61,429
                                                              -------
Current liabilities.........................................  $40,271
Non-current liabilities.....................................    1,973
Members' interest...........................................   19,185
                                                              $61,429
                                                              -------

    The Company also has an interest of less than 4% in Half.com, Inc. which is carried at cost, or $280,000 at December 31, 1999 (See Note 10).

5.  INCOME TAXES:

    The significant components of deferred tax assets at December 31, 1998 and 1999 are as follows:

                                                        1998           1999
                                                    ------------   ------------
Federal tax loss carryforward.....................  $ 16,878,000   $ 18,312,000
State tax loss carryforward.......................       264,000        395,000
Accrual to cash basis difference..................     3,657,000             --
Research and experimentation credit...............     1,120,000      1,503,000
Sale of assets....................................            --    (10,058,000)
Change from cash basis to accrual basis for tax
  purposes........................................            --     (1,047,000)
Other accruals....................................            --       (108,000)
                                                    ------------   ------------
                                                      21,919,000      8,997,000
Less: valuation allowance.........................   (21,919,000)    (8,997,000)
                                                    ------------   ------------
                                                              --             --
                                                    ============   ============

                                     4-F-11

                               INFONAUTICS, INC.

5.  INCOME TAXES: (CONTINUED)
    A valuation allowance was established against the Company's net deferred tax asset due to the Company's lack of earnings history and, accordingly, the uncertainty as to the realizability of the asset.

    At December 31, 1999, the Company had a net operating loss carryforward of approximately $18,311,702 for federal tax purposes, which expires between 2008 and 2019, if not utilized. The net operating loss carryforward for state tax purposes is $6,000,000, which expires between 2005 and 2009. These carryforwards may be applied as a reduction to future taxable income of the Company, if any. The Company also has research and experimentation credit carryforwards of approximately $1,503,000, which expire between 2009 and 2019. The Company's ability to utilize its net operating loss carryforwards and credit carryforwards may be subject to annual limitations as a result of prior or future changes in ownership.

6.  CONVERTIBLE DEBENTURES:

    On February 11, 1999, the Company entered into a Securities Purchase Agreement with an investor under which it agreed to issue convertible debentures in the amount of $3,000,000 and warrants to purchase 522,449 shares of Class A Common Stock, no par value per share, of the Company.

    The warrants may be exercised at any time during the five-year period following their issuance at an exercise price of $5.97 per share, which is equal to 130% of the closing bid price of the Company's Class A Common Stock on February 10, 1999. At issuance, the fair market value of the warrants was $800,000, which the Company recorded as an additional discount to the debt. This discount is being amortized ratably over the term of the debt, which is eighteen months, see Note 12.

    The debentures bear interest at a rate of 7% and mature on August 11, 2000. The Debentures became convertible on May 11, 1999 into that number of shares of Class A Common Stock of the Company equal to the principal amount of the debentures to be converted divided by $4.13, subject to adjustment pursuant to the terms of the debentures. In connection with the beneficial conversion feature, a discount of approximately $369,000 on the convertible debt was recorded upon issuance and was amortized into interest expense between the date the debentures were issued and the date they became convertible.

7.  SHAREHOLDERS' EQUITY (DEFICIT):

    A former director of the Company is the holder of all 100,000 outstanding shares of Class B Common Stock. The shares of Class B Common Stock may be converted at any time by the holder of such shares into shares of Class A Common Stock on a one-for-one basis. Each Share of Class B Common Stock has 50 votes per share.

    PREFERRED STOCK:

    The Company has authorized 1,250,000 shares of no par value preferred stock of which 5,000 shares have been designated as Series A Convertible Preferred Stock.

                                     4-F-12

                               INFONAUTICS, INC.

7.  SHAREHOLDERS' EQUITY (DEFICIT):

    On July 22, 1998, the Company issued 3,000 shares of Series A Convertible Preferred Stock for $1,000 per share and warrants to purchase 200,000 shares of Common Stock, resulting in net proceeds of $2,950,139, net of expenses of $49,861. The warrants issued in connection with the Series A Convertible Preferred Stock were valued at $261,000.

    In November 1998, the holder of the Series A Convertible Preferred Stock exercised its conversion rights for 2,717 shares of the preferred stock outstanding, and received 1,902,778 shares of Class A Common Stock. This conversion increased additional paid in capital by $2,479,149. On February 11, 1999, the Company repurchased the remaining 283 shares of Series A Convertible Preferred Stock for $333,358. The Company and the holder have agreed not to engage in additional financing under the July 1998 agreement. However, the two warrants, each for 100,000 shares of the Company's Class A Common Stock, under the July 1998 agreement remain in effect. The exercise price of the first warrant for 100,000 shares is $5.15 per share; the exercise price for the second warrant for 100,000 shares is $6.25. Both warrants have a five year term.

    STOCK OPTIONS:

    In February 1996, the Company adopted the 1996 Amended and Restated Equity Compensation Plan ("1996 Plan"). Concurrently, the 1994 Omnibus Stock Plan ("1994 Plan") was amended and restated. Both plans provide for the granting of stock options to officers, directors, employees and consultants. Grants under both plans may consist of options intended to qualify as incentive stock options ("ISOs"), or nonqualified stock options that are not intended to so qualify ("NQSOs"). In addition, under the 1996 Plan, grants may also consist of grants of restricted stock, stock appreciation rights ("SARs"), or performance units. The option price of any ISO will not be less than the fair market value on the date the option is granted (110% of fair value in certain instances). The option price of a NQSO may be greater than, equal to, or less than the fair market value on the date the option is granted. The 1994 Plan authorizes up to 1,100,000 shares of Class A Common Stock. In 1997, 1998 and 1999, the board of directors approved increases in the number of authorized shares of Class A Common Stock for issuance under the 1996 Plan from 500,000 to 1,000,000 shares, from 1,000,000 to 1,500,000 shares and from 1,500,000 to 2,500,000 shares respectively.

    Compensation expense of approximately $500,000 has been recognized over the four-year vesting period for certain options which were granted in 1995, to acquire 80,600 shares of Class A Common Stock. Compensation expense of $125,000 was recognized in 1997, 1998 and 1999.

    A committee of the board of directors administers the Plans. The Committee determines the term and exercisability of each option, provided, however, that the term may not exceed ten years from the date of grant. Formula NQSO grants made to non-employee directors have a fixed term of five years and are fully and immediately exercisable as of the date of grant. Historically, the ISO options granted under both plans have generally vested ratably over a four-year period from the date of grant. ISO options granted beginning in 1999 have had four year, two year and, in some cases, one year vesting periods. Currently, ISO grants have two year vesting periods. The NQSO options granted to directors vest when granted. If compensation cost had been determined based on the fair value of the options at the grant dates for those options for which no compensation cost has been recognized, consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based

                                     4-F-13

                               INFONAUTICS, INC.

7.  SHAREHOLDERS' EQUITY (DEFICIT): (CONTINUED)
Compensation" (SFAS 123), the Company's net income (loss) and income (loss) per share would have been:

                                                           1997            1998           1999
                                                       -------------   -------------   -----------
Net income (loss)
  applicable to common            As reported          $ (17,359,000)  $ (17,448,000)  $24,622,000
  shareholders                      Pro forma            (18,564,000)    (18,649,000)   21,600,000

Income (loss) per                 As reported                  (1.83)          (1.77)         1.88
  diluted share                     Pro forma                  (1.96)          (1.89)         1.64

    Such pro forma disclosures may not be representative of future compensation expense because options vest over several years and additional grants are made each year. As a result of the December 1999 transaction with bigchalk, which qualifies under the plans as a change of control, options issued prior to announcement of the transaction on July 8, 1999 became fully vested upon closing of the transaction, the impact of which is reflected above.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999, respectively: expected volatility of 75% percent; risk-free interest rates of 6.48 percent, 5.23 percent, and 6.31 percent; and expected lives of 5 years. A summary of the Company's stock options plans are presented below:

                                            1997                   1998                   1999
                                    --------------------   --------------------   --------------------
                                                WEIGHTED               WEIGHTED               WEIGHTED
                                                AVERAGE                AVERAGE                AVERAGE
                                                EXERCISE               EXERCISE               EXERCISE
                                     SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                    ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of
  year............................  1,331,730    $7.20     1,730,330    $5.77     1,666,013    $4.34
Granted...........................    536,600     2.00       485,600     2.76       769,800     6.22
Exercised.........................     (5,150)    2.62      (103,287)    2.36      (254,136)    2.53
Expired/canceled..................   (132,850)    3.59      (446,630)    4.59      (277,402)    7.06
                                    ---------    -----     ---------    -----     ---------    -----
Outstanding at end of year........  1,730,330     5.77     1,666,013     4.34     1,904,275     4.96
                                    =========    =====     =========    =====     =========    =====
Weighted-average fair value of
  options granted during year.....               $1.31                  $1.77                  $4.09

                                     4-F-14

                               INFONAUTICS, INC.

7.  SHAREHOLDERS' EQUITY (DEFICIT): (CONTINUED)
    The following table summarizes information about the stock options outstanding as of December 31, 1999:

                                              STOCK OPTIONS OUTSTANDING          STOCK OPTIONS EXERCISABLE
                                        --------------------------------------   -------------------------
                                           NUMBER       WEIGHTED-                   NUMBER
                                        OUTSTANDING      AVERAGE     WEIGHTED-   EXERCISABLE    WEIGHTED-
                                             AT         REMAINING     AVERAGE         AT         AVERAGE
RANGE OF                                DECEMBER 31,   CONTRACTUAL   EXERCISE    DECEMBER 31,    EXERCISE
EXERCISE PRICES                             1999          LIFE         PRICE         1999         PRICE
---------------                         ------------   -----------   ---------   ------------   ----------
$1.375 - $2.625.......................     471,113         3.19       $ 1.88         471,113      $ 1.88
$3.00 - $4.938........................     540,462         2.60         3.77         506,962        3.72
$4.969 - $7.660.......................     751,500         3.46         6.34          56,000        6.42
$11.50 - $14.00.......................     141,200         2.15        12.39         141,200       12.39
                                         ---------        -----       ------       ---------      ------
                                         1,904,275         2.85       $ 4.96       1,175,275      $ 4.15
                                         =========        =====       ======       =========      ======

8.  EARNINGS PER SHARE:

    Following is a reconciliation of net income and weighted average common shares outstanding for purposes of calculating basic and diluted net income
(loss) per share, in thousands:

                                                             1997         1998         1999
                                                          ----------   ----------   -----------
        BASIC NET INCOME (LOSS) PER SHARE
Net income (loss) applicable to common shareholders.....  $  (17,359)  $  (17,448)  $    24,622
                                                          ==========   ==========   ===========
Weighted average common shares outstanding..............   9,491,600    9,830,900    11,729,900
                                                          ==========   ==========   ===========
Basic net income (loss) per share.......................  $    (1.83)  $    (1.77)  $      2.10
                                                          ==========   ==========   ===========
        DILUTED NET INCOME (LOSS) PER SHARE
Income (loss) for purposes of computing diluted net
  income (loss) per share...............................  $  (17,359)  $  (17,448)  $    24,622
                                                          ==========   ==========   ===========
Weighted average common shares outstanding..............   9,491,600    9,830,900    11,729,900
                                                          ==========   ==========   ===========
Dilutive stock options and warrants.....................          --           --       625,100
                                                          ==========   ==========   ===========
Assumed conversion of 7% convertible debentures.........          --           --       771,300
                                                          ==========   ==========   ===========
Weighted average common shares outstanding for purposes
  of computing diluted net income per share.............   9,491,600    9,830,900    13,126,300
                                                          ==========   ==========   ===========
Diluted net income (loss) per share.....................  $    (1.83)  $    (1.77)  $      1.88
                                                          ==========   ==========   ===========

    The weighted average diluted common shares outstanding for 1999 excludes the dilutive effect of approximately 471,000 options and 622,449 warrants, since such options have an exercise price in excess of the average market value of the Company's Common Stock during the year.

                                     4-F-15

                               INFONAUTICS, INC.

9.  EMPLOYEE BENEFIT PLAN:

    In 1995, the Company established a defined contribution 401(k) retirement plan covering substantially all its employees. Under this plan, eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution up to 15% of an employee's annual compensation; however, no contributions were made by the Company through December 31, 1999.

10.  RELATED PARTY TRANSACTIONS:

    AGREEMENTS WITH AFFILIATES AND RELATED PARTIES:

    As part of the Company's transaction with Bell & Howell Company, bigchalk and the Company have entered into a content license agreement. Under this agreement, bigchalk licenses content to the Company for use in the Electric Library site for end users, and, if the Company requests, for its content notification sites and for any new Company sites. To date, the Company only licenses content from bigchalk for use in connection with the Electric Library site for end users. The bigchalk content license has a five-year term and grants the Company a non-exclusive, worldwide, royalty bearing license to use the full text licensed content subject to its terms. The royalty payable by the Company to bigchalk for the licensed content is based on an initially fixed percentage of net revenues derived from sales made to our customers on sites that include the licensed titles, which approximates our historical royalty percentage. Annually, following the initial 12 months of the content license, the royalty as a percentage of net revenues is subject to a proportionate adjustment based on a formula.

    The Company receives certain technical services from bigchalk and pays a fee of end user revenues as part of the technical services agreement with BHIL and bigchalk. This agreement is subject to annual review and adjustment.

    The Company entered into, and subsequently amended, consulting agreements with two of its directors and shareholders during 1994 through 1999. Consulting expense of, $72,000, $64,000 and $36,000 was recognized under these agreements, in each of the years ended December 31, 1997, 1998 and 1999, respectively. One of these agreements was terminated in early 1999.

    In 1997, the Company loaned $25,000 and $30,000 to two officers bearing interest rates of 5.78% and 6.23%, due in March 1999 and August 1999, respectively. As part of a December 1998 termination agreement with a former vice president of the Company, the $30,000 balance due by the officer was netted against the severance payment due such officer, and accrued interest of $2,959 on the loan was forgiven. The severance, net of the loan, was subsequently paid to the former vice president of the Company on January 5, 1999. The remaining outstanding loan of $25,000 included in other receivables at December 31, 1998, was expensed as bad debt in 1999. The Company loaned another officer $40,000 in 1999, bearing an interest rate of 5.49%. As part of a severance agreement with this officer in 2000, the loan and interest accrued upon it, were netted against a severance payment made to him in January 2000.

    In February 1998, the Company entered into an agreement with the former Chairman of the Board, Chief Executive Officer and founder of the Company, pursuant to which he resigned as Chairman and Chief Executive Officer of the Company to become the Chief Executive Officer of a newly formed company that is pursuing the Electric Schoolhouse project. Pursuant to the terms of the agreement, the Company transferred to the new entity all of the Company's rights in certain trademarks, trademark applications, domain names and tangible Electric Schoolhouse materials, along

                                     4-F-16

                               INFONAUTICS, INC.

10.  RELATED PARTY TRANSACTIONS: (CONTINUED)
with certain other rights to non-Electric Schoolhouse materials and concepts and, in return, the Company has received an equity interest in the new company. The cost basis of this investment is zero at December 31, 1999. In addition, pursuant to the terms of the agreement, his employment and royalty agreements with the Company terminated upon the issuance by the Company to him of 125,000 shares of Class A Common Stock, one option was canceled and he was granted a new option at the same exercise price with an extended termination, and another option was amended to accelerate the vesting of such option. The Company recognized severance and related expenses of approximately $500,000 in 1998.

    The Company also had entered into a remarketing agreement with the new entity for a version of the Electric Library service, containing a portion of the Company's content collection. This remarketing agreement expired in June 1999.

    The Company has agreed to net the amounts due to and due from this newly formed company. An amount of $339,000 was due from the former Chairman's company, arising from the agreement discussed above and $193,000 was owed to the newly formed company as a result of severance costs agreed to upon resignation of the former Chairman and Chief Executive Officer. During 1999, the net amount was expensed as bad debt.

    Effective July 6, 1999, the Company's executive vice president resigned. Pursuant to the terms of his employment agreement, as amended, the executive vice president was entitled to receive either (i) a lump sum payment equal to $160,000 (subject to taxes) or (ii) an equity investment in the former executive's newly formed company, subject to certain conditions, in the amount of $280,000. The Company elected to make the equity investment in the new company.

11.  COMMITMENTS AND CONTINGENCIES:

    RIGHT TO PURCHASE END USER BUSINESS:

    As part of the agreement with Bell & Howell, the Company granted bigchalk a right of first refusal and an exclusive call option to purchase the Company's Electric Library end-user business. The purchase price would be equal to two times the net revenues of the end user business for the previous 12 months.

    LETTERS OF CREDIT:

    The Company had outstanding an irrevocable letter of credit in the amount of $110,000 at December 31, 1999. This letter of credit, which expires on March 31, 2000, collateralizes the Company's obligations to a third party under a leasing arrangement. The fair value of the letter of credit approximates contract values based on the nature of the estimated costs to settle the obligation.

    ROYALTY/LICENSE AGREEMENTS:

    Through 1999, the majority of content providers were compensated from a standard royalty pool that is based on a percentage of the Company's revenues attributable to its Electric Library and related services, aggregating up to 29% of the applicable revenue. Certain content providers are compensated on a flat-fee basis. Certain agreements with content providers provide for minimum fees or guaranteed

                                     4-F-17

                               INFONAUTICS, INC.

11. COMMITMENTS AND CONTINGENCIES: (CONTINUED) payments. See Note 10 under Agreements with Affiliates for ongoing royalty and license commitments resulting from the transaction with Bell & Howell.

    OTHER AGREEMENTS:

    In 1992, certain shareholders entered into an agreement with the corporation that had been developing Homework Helper. This agreement provided for the assignment to the Company of all rights in and to Homework Helper in exchange for quarterly payments equal to 3% of the Company's revenue for a term of up to eight years, expiring in October 2000, with a maximum cumulative amount of $1,200,000. On February 15, 2000, the Company paid the remaining balance, satisfying the agreement in full.

    Separate agreements with two key officers provide for payments equal to 3.15% of the Company's net income, as defined in the agreements, commencing in 1998, and continuing until 2091. In 1998, an agreement with one of the officers was terminated. The remaining agreement, which provided for payment equal to 0.15% of the Company's net income, was terminated in 1999.

    MARKETING AGREEMENT:

    The Company entered into a marketing agreement in March 1998, in which the Company agreed to pay $4.0 million in placement fees, plus $40,000 in interest charges over a two-year period. The Company paid $1,200,000 and $2,340,000 in 1998 and 1999, respectively. Included in prepaid expenses as of December 31, 1999 is $179,000 resulting from this agreement. The fees are being amortized on a straight-line basis since the launch of the service in May 1998, over the term of the two-year agreement, with $1,333,000 and $2,028,000 expensed during 1998 and 1999, respectively. The Company made the final contractual payment of $500,000 in March 2000.

    LEASES:

    The Company transferred lease obligations for the majority of its facilities and other equipment to bigchalk. The Company is obligated to reimburse bigchalk for rent and certain other office expenses based on the Company's proportionate use of certain facilities through June 2000. The Company is still subject to remaining agreements classified as operating leases expiring through 2003. Future minimum payments as of December 31, 1999, by year and in the aggregate, under these non cancelable operating leases for each fiscal year ended
December 31 are as follows:

                                                              OPERATING
                                                               LEASES
                                                              ---------
2000........................................................  $ 59,638
2001........................................................    59,249
2002........................................................    24,421
2003 & Thereafter...........................................        --
                                                              --------
Total minimum lease payments................................  $143,308
                                                              ========

    Total rent expenses for all operating leases amounted to $1,549,000 in 1997, $2,802,000 in 1998 and $1,769,000 in 1999, respectively.

                                     4-F-18

                               INFONAUTICS, INC.

12.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

    The assets and liabilities transferred in the bigchalk and e-commerce on-line archive business transactions were:

Accounts receivable.........................................  $  4,113,643
Property and equipment, net.................................     1,432,209
Prepaid and other assets....................................     1,047,077
Obligations under capital leases............................      (332,457)
Accounts payable and accrued expenses.......................    (1,524,181)
Accrued royalties...........................................    (1,366,156)
Deferred revenues...........................................   (10,650,245)
                                                              ------------
Total.......................................................    (7,280,110)

    The gain on sale of assets of $34,918,964 consists of the cash and note receivable of $18,500,000, the net liabilities transferred of $7,280,110 plus the investment in bigchalk of $11,018,772, net of related expenses of $1,879,918, of which $1,646,010 were included in accrued expenses at December 31, 1999.

    Additional paid in capital of $398,525 was recorded during 1998 for the issuance of 125,000 shares of Class A Common Stock and the acceleration of vesting of 50,000 options to purchase Common Stock, respectively, pursuant to the agreement with the Company's former Chairman and CEO described in Note 10.

    Additional paid in capital of $261,000 was recorded during 1998 related to the valuation of warrants issued in connection with a private placement of Series A Convertible Preferred Stock with a stated value of $1,000 per share (see Note 7). The Company recorded accretion of $48,000 on the Series A Convertible Preferred Stock.

    Approximately $369,000 was recognized during the year ended December 31, 1999 as a discount for the issuance of convertible debt below market pursuant to the agreement described in Note 6.

    Interest expense of approximately $186,000 was accrued on the convertible debt in the year ended December 31, 1999. Cash paid for interest expense was $27,378, $120,865, and $241,746 for 1997, 1998 and 1999 respectively.

    Approximately $800,000 was recorded as an additional discount on debt, related to the valuation of warrants issued in connection with the convertible debt. In the year ended December 31, 1999, $471,000 of this discount was amortized and recorded as interest expense. In connection with the repurchase of 283 shares of Series A Convertible Preferred Stock described in Note 7, the Company charged additional paid in capital for approximately $75,000, which represents the excess of the redemption price over the accreted carrying value of the Series A Preferred Stock.

    The Company acquired $766,504 and $326,000 of equipment under capital leases during 1997 and 1999 respectively.

    Gross barter income and expenses of $371,000 are included in revenue and marketing expenses respectively for the year ended December 31, 1999.

                                     4-F-19

                               INFONAUTICS, INC.

                SCHEDULE II : VALUATION AND QUALIFYING ACCOUNTS

            COLUMN A                COLUMN B            COLUMN C             COLUMN D       COLUMN E
---------------------------------  -----------   -----------------------   ------------   -------------
                                                              CHARGED TO
                                   BALANCE AT    CHARGED TO     OTHER
                                    BEGINNING    COSTS AND    ACCOUNTS-    DEDUCTIONS--    BALANCE AT
           DESCRIPTION              OF PERIOD     EXPENSES     DESCRIBE      DESCRIBE     END OF PERIOD
---------------------------------  -----------   ----------   ----------   ------------   -------------
Valuation allowances for deferred
  tax asset
    1999.........................  $21,919,000   $       --        --      $12,922,000     $ 8,997,000
    1998.........................   15,221,000    6,698,000        --               --      21,919,000
    1997.........................    8,905,000    6,316,000        --               --      15,221,000

Allowance for doubtful accounts
    1999.........................  $    65,740   $   53,860        --      $    19,800     $    99,800
    1998.........................       32,566       33,174        --               --          65,740
    1997.........................       31,590       86,181        --           85,205          32,566

    D--The reduction reflects utilization of deferred tax assets to offset the gain recorded on the sale of net assets.

                                     4-F-20

                               BIGCHALK.COM, INC.

                              FINANCIAL STATEMENTS

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                           DECEMBER 31, 1999 AND 1998

                                     4-F-21

                               BIGCHALK.COM, INC.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-23

Balance Sheets as of December 31, 1999 and 1998.............    F-24

Statements of Operations for the Years Ended December 31,
  1999, 1998 and 1997.......................................    F-25

Statements of Members' Interests (Deficit) for the Years
  Ended December 31, 1999, 1998 and 1997....................    F-26

Statements of Cash Flows for the Years Ended December 31,
  1999, 1998 and 1997.......................................    F-27

Notes to the Financial Statements...........................    F-28

                                     4-F-22

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
bigchalk.com, inc:

    We have audited the accompanying balance sheets of bigchalk.com, inc. as of December 31, 1999 and 1998, and the related statements of operations, members' interests (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of bigchalk.com, inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Chicago, Illinois
March 10, 2000

                                     4-F-23
                               bigchalk.com, inc.

                                 BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                             (DOLLARS IN THOUSANDS)

                                                                1999       1998
                                                              --------   --------
                                     ASSETS

Current assets:
Cash........................................................  $    134   $    --
Accounts receivable.........................................     6,846     2,019
Prepaid expenses and other current assets...................     1,578       661
                                                              --------   -------
  Total current assets......................................     8,558     2,680
Property and equipment, net.................................     1,553       305
Goodwill and other intangible assets, net...................    50,318        --
Other.......................................................     1,000        --
                                                              --------   -------
    Total assets............................................  $ 61,429   $ 2,985
                                                              ========   =======

                  LIABILITIES AND MEMBERS' INTERESTS (DEFICIT)

Current liabilities:
Accounts payable (including $1,761 due to members in
  1999).....................................................  $  4,513   $ 1,690
Accrued expenses............................................       944       122
Current portion of capital lease obligations................       190        --
Deferred revenue............................................    16,654     7,321
Due to members (including $15,000 due to Infonautics for
  contribution).............................................    17,970        --
                                                              --------   -------
  Total current liabilities.................................    40,271     9,133
Long term deferred revenue..................................     1,830        --
Capital lease obligations, less current portion.............       143        --
                                                              --------   -------
  Total liabilities.........................................    42,244     9,133
Commitments and contingencies
Members' interests (deficit):
Members' interests (deficit)................................    34,135    (6,148)
Due from member for members' interests......................   (15,000)       --
Common stock subscribed.....................................        50        --
                                                              --------   -------
  Total members' interests (deficit)........................    19,185    (6,148)
                                                              --------   -------
    Total liabilities and members' interests (deficit)......  $ 61,429   $ 2,985
                                                              ========   =======

               See accompanying notes to the financial statements

                                     4-F-24
                               bigchalk.com, inc.

                            STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                             (DOLLARS IN THOUSANDS)

                                                                1999       1998       1997
                                                              --------   --------   --------
Sales.......................................................  $14,701    $ 9,365    $ 6,722
Cost of sales...............................................    6,461      3,662      2,146
                                                              -------    -------    -------
  Gross profit..............................................    8,240      5,703      4,576
Sales and marketing.........................................    7,866      5,452      3,694
Product development.........................................    1,761         --         --
Information and technology..................................      774        875      1,856
General and administrative..................................    2,621        963        542
Depreciation and amortization...............................      657        145         75
                                                              -------    -------    -------
  Total operating expenses..................................   13,679      7,435      6,167
                                                              -------    -------    -------
Operating loss..............................................   (5,439)    (1,732)    (1,591)
Interest expense, net.......................................      (30)        --         --
                                                              -------    -------    -------
  Net loss..................................................  $(5,469)   $(1,732)   $(1,591)
                                                              =======    =======    =======

               See accompanying notes to the financial statements

                                     4-F-25
                               bigchalk.com, inc.

                   STATEMENTS OF MEMBERS' INTERESTS (DEFICIT)

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                             (DOLLARS IN THOUSANDS)

Balance at January 1, 1997..................................  $ (2,880)
Net loss....................................................    (1,591)
Contributions from BHIL, net................................     1,297
                                                              --------
Balance at December 31, 1997................................    (3,174)
Net loss....................................................    (1,732)
Distributions to BHIL, net..................................    (1,242)
                                                              --------
Balance at December 31, 1998................................    (6,148)
Net loss....................................................    (5,469)
Contributions from BHIL, net................................     2,252
Issuance of members' interests..............................    43,500
Due from member for members' interests......................   (15,000)
Common stock subscribed.....................................        50
                                                              --------
Balance at December 31, 1999................................  $ 19,185
                                                              ========

               See accompanying notes to the financial statements

                                     4-F-26
                               bigchalk.com, inc.

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                             (DOLLARS IN THOUSANDS)

                                                                1999       1998       1997
                                                              --------   --------   --------
Cash flows from operating activities:
Net loss....................................................  $ (5,469)  $ (1,732)  $ (1,591)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................       657        145         75
  Changes in operating assets and liabilities, net of effect of acquisition:
    Accounts receivable.....................................        14        (31)      (925)
    Prepaid expenses and other current assets...............      (768)      (409)         7
    Accounts payable........................................       736        700        133
    Accrued expenses........................................        53        111        (35)
    Due to members..........................................     2,970         --         --
    Deferred revenue........................................       629      2,676      1,238
                                                              --------   --------   --------
Net cash provided by (used in) operating activities.........    (1,178)     1,460     (1,098)
Cash flows from investing activities:
  Deposit for acquisition...................................    (1,000)        --         --
  Acquisition of business...................................    (5,000)        --         --
  Capital expenditures, net of minor disposals..............        10       (218)      (199)
                                                              --------   --------   --------
Net cash used in investing activities.......................    (5,990)      (218)      (199)
Cash flows from financing activities:
  Contributions from (distributions to) BHIL, net...........     2,252     (1,242)     1,297
  Proceeds from issuance of members' interests..............     5,000         --         --
  Proceeds from common stock subscribed.....................        50         --         --
                                                              --------   --------   --------
Net cash provided by (used in) financing activities.........     7,302     (1,242)     1,297
                                                              --------   --------   --------
Net increase in cash........................................       134         --         --
Cash at beginning of year...................................        --         --         --
                                                              --------   --------   --------
Cash at end of year.........................................  $    134   $     --   $     --
                                                              ========   ========   ========

               See accompanying notes to the financial statements

                                     4-F-27

                               BIGCHALK.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

1)  DESCRIPTION AND FORMATION OF BUSINESS

    bigchalk.com, inc. (the "Company") is a leading online learning destination in the kindergarten through twelfth grade ("K-12") domestic educational market, which includes teachers, administrators, students and parents of students of public and private schools (the "K-12 Market") and publicly-owned and government-funded libraries (the "Public Library Market"). The Company provides a portfolio of products and services, including: research and reference services consisting of an extensive collection of published material; standards correlation services for educational resources; standards-based curriculum solutions; an integrated platform for building Web-based communities; and professional development services for teachers.

    On September 30, 1999, Bell & Howell Information and Learning Company ("BHIL") and Infonautics, Inc. ("Infonautics") (collectively, the "Members") entered into an Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") that provided for the formation and capitalization of BHW/INFO/EDCO.COM, LLC ("LLC") under the Delaware Limited Liability Company Act. On December 15, 1999, BHIL contributed the assets and liabilities that relate exclusively to or arise from sales to the K-12 Market, $5,000 in cash, and an obligation to pay $15,000 in cash on January 3, 2000 in exchange for an equity investment in LLC. On that same date, Infonautics contributed the assets and liabilities that relate exclusively to or arise from sales to the K-12 Market and Public Library Market in exchange for an equity investment in LLC, $5,000 in cash, and the right to receive $15,000 in cash on January 3, 2000. Subsequent to the contributions, the equity interests owned by BHIL and Infonautics were approximately 73% and 27%, respectively. On January 10, 2000, pursuant to the Certificate of Conversion, the LLC Agreement was terminated and LLC was converted to bigchalk.com, inc., a Delaware corporation.

    For financial reporting purposes, the above transactions have been accounted for as if the Company is a successor to the contributed BHIL business. The Infonautics contribution has been accounted for as a purchase business combination, and accordingly, the assets acquired and liabilities assumed from Infonautics have been reflected in these financial statements at fair value as of the contribution date.

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a)  BASIS OF PRESENTATION

    The financial statements have been prepared as if the Company operated as a stand-alone entity prior to December 15, 1999. Accordingly, for all periods presented, certain expenses reflected in the financial statements include allocations from BHIL. These allocations take into consideration related business volume, personnel, or other appropriate bases, and generally include administrative expenses related to general management, information management, and other services provided to the Company by BHIL. The allocations of expenses are based on BHIL's assessment of actual expenses incurred by the Company and are reasonable in the opinion of BHIL's management.

    The financial information included herein may not necessarily reflect the financial position, results of operations, or cash flows of the Company in the future, or what the financial position, results of operations, or cash flows of the Company would have been if it had been a separate, stand-alone corporation during the periods presented.

                                     4-F-28

                               BIGCHALK.COM, INC.

                             (DOLLARS IN THOUSANDS)

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    b)  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Subsequent actual results may differ from those estimates.

    c)  REVENUE/COMMISSION EXPENSE RECOGNITION

    The Company principally derives its revenue from subscriptions. Subscription sales are deferred as a liability and recognized ratably as revenue in the periods the subscriptions are fulfilled, normally over twelve months. Prepaid expense includes commissions paid to sales representatives, which are recorded as an asset and recognized as expense over the periods the subscriptions are fulfilled.

    d)  CONTRIBUTIONS FROM (DISTRIBUTIONS TO) BHIL

    Prior to December 15, 1999, BHIL provided funding for working capital. The Company participated in Bell & Howell Company's cash management system, and accordingly, all cash generated from and cash required to support the Company's operations was deposited and received through BHIL's cash accounts. The amounts represented by the caption "Contributions from (distributions to) BHIL, net" in the Company's statements of cash flows and members' interests (deficit) represent the net effect of all cash transactions between the Company and BHIL. No interest expense has been charged on such activity. The average balances of member's deficit was $7,079 for the period from January 1, 1999 to December 15, 1999 and $4,661 and $3,027 for the years ended December 31, 1998 and 1997, respectively.

    As of December 31, 1999, the Company was obligated to BHIL for accounts payable totaling $1,761 to be paid on behalf of the Company to third party vendors.

    e)  INCOME TAXES

    The financial statements of the Company have been prepared assuming the Company was a limited liability company prior to December 15, 1999. On
December 15, 1999, the Company was formed as a limited liability company in the state of Delaware. As such, the net loss of the Company for the period from December 16, 1999 to December 31, 1999 was reportable in the members' tax returns. Accordingly, these financial statements contain no provision or benefit and no assets or liabilities for federal or state income taxes for any of the periods presented.

    f)  FINANCIAL INSTRUMENTS

    The Company believes that the carrying amounts of its financial instruments, consisting of amounts due to and from members and capital lease obligations, approximate the fair values of such items based on their short maturities.

                                     4-F-29

                               BIGCHALK.COM, INC.

                             (DOLLARS IN THOUSANDS)

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    g)  PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Equipment...................................................  3 years
Furniture and fixtures......................................  7 years
Leasehold improvements......................................  3 years

    Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease and amortized using the straight-line method over the lease term (generally 2 to 3 years).

    h)  INTANGIBLE ASSETS

    Goodwill resulting from the Infonautics transaction is amortized on a straight-line basis over five years. Other intangible assets are amortized over their estimated useful lives, which range from two to five years, on a straight-line basis. When events and circumstances so indicate, the Company assesses the potential impairment of its intangible assets based on future undiscounted cash flows from operations.

3)  INFONAUTICS TRANSACTION

    As described in note 1, Infonautics contributed the assets and liabilities that relate exclusively to or arise from sales to the K-12 Market and the Public Library Market to the Company, in exchange for $5,000 in cash, the right to receive $15,000 in cash, and an interest valued at $23,500.

    The acquisition was accounted for in these financial statements using the purchase method of accounting. The following allocation of the purchase price to the assets acquired and liabilities assumed has been made using estimated fair values that include values based on independent appraisals and management estimates:

Purchase price..............................................  $(43,500)
Long-term assets acquired...................................     1,599
Long-term liabilities assumed...............................    (1,867)
Working capital.............................................    (7,033)
Other intangible assets.....................................    20,799
Goodwill....................................................    30,002

    These estimates will be adjusted to reflect actual amounts. Any subsequent adjustments are expected to occur prior to December 31, 2000 and are not expected to have a material impact on the Company's financial position.

                                     4-F-30

                               BIGCHALK.COM, INC.

                             (DOLLARS IN THOUSANDS)

3)  INFONAUTICS TRANSACTION (CONTINUED)
    The following unaudited pro forma information assumes that the Infonautics transaction occurred on January 1, 1998. It does not purport to be indicative of the results that would have occurred if the transaction had been consummated on the date indicated or which may be attained in the future.

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          -------------------
                                                            1999       1998
                                                          --------   --------
Sales...................................................  $ 27,532   $ 16,637
Net loss................................................   (19,614)   (23,799)

4)  PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following at December 31:

                                                                1999       1998
                                                              --------   --------
Equipment...................................................   $  986     $ 313
Equipment under capital lease...............................      283        --
Furniture and fixtures......................................      550       233
Leasehold improvements......................................       66        --
                                                               ------     -----
                                                                1,885       546
Less accumulated depreciation and amortization..............     (332)     (241)
                                                               ------     -----
                                                               $1,553     $ 305
                                                               ======     =====

5)  GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and other intangible assets consisted of the following at December 31, 1999:

                                                                       ESTIMATED
                                                            AMOUNT    USEFUL LIFE
                                                           --------   -----------
Customer list............................................  $14,882      4 years
Capitalized software.....................................    2,655      3 years
Workforce................................................    2,016      5 years
License agreements.......................................    1,023      2 years
Non-compete agreements...................................      223      3 years
Goodwill.................................................   30,002      5 years
                                                           -------
                                                            50,801
Less accumulated amortization............................     (483)
                                                           -------
                                                           $50,318
                                                           =======

                                     4-F-31

                               BIGCHALK.COM, INC.

                             (DOLLARS IN THOUSANDS)

6)  LEASE OBLIGATIONS

    The Company leases its facility and certain equipment under non-cancelable operating leases expiring at varying dates through November 2001. Rent expense was approximately $504 for the year ended December 31, 1999.

    The Company also leases certain equipment under agreements accounted for as capital leases.

    Minimum lease payments as of December 31, 1999 are as follows:

                                                             CAPITAL    OPERATING
                                                              LEASES     LEASES
                                                             --------   ---------
2000.......................................................   $ 252      $  654
2001.......................................................     132         310
2002.......................................................      25          72
2003.......................................................      --           7
                                                              -----      ------
Total future minimum lease payments........................     409      $1,043
                                                                         ======
Less amounts representing interest.........................     (76)
                                                              -----
Present value of future minimum lease payments.............     333
Less amounts due within one year...........................    (190)
                                                              =====
Amounts due after one year.................................   $ 143
                                                              =====

    Minimum lease payments under operating leases are net of income from subleases of $163, $53, $24, and $2 for the years ended December 31, 2000, 2001, 2002, and 2003, respectively.

7)  COMMITMENTS AND CONTINGENCIES

    The Company is subject to pending and threatened legal actions that arise in the normal course of business. In the opinion of management, no such actions are known to have a material adverse impact on the financial position of the Company.

8)  PRIOR PERIOD ADJUSTMENT

    The Company has restated its financial statements for the year ended December 31, 1998 to reflect the correction of errors that resulted from the inclusion of cancelled billings as a result of a change in the Company's billing system. The following restatement is necessary to properly state the Company's results of operations for the year ended December 31, 1998:

Net loss, as previously reported............................  $(1,402)
Prior period adjustment.....................................     (330)
                                                              -------
Net loss, as restated.......................................  $(1,732)
                                                              =======

9)  SUBSEQUENT EVENTS

    On January 10, 2000, the Company converted from a limited liability company under the Delaware Limited Liability Company Act to a Delaware corporation (note 1). The Certificate of Incorporation

                                     4-F-32

                               BIGCHALK.COM, INC.

                             (DOLLARS IN THOUSANDS)

9)  SUBSEQUENT EVENTS (CONTINUED)
provides for the authorization of 25,900,002 shares of common stock and 7,600,002 shares of Series A Preferred Stock.

    On January 10, 2000, the Company completed the sale of 7,600,002 shares of Series A Preferred Stock for proceeds of $53,200. The Company reserved 7,600,002 shares of its common stock to provide for the conversion of such preferred shares. In addition, the Company issued 300,000 shares of its common stock in exchange for $1,800 in cash. As of December 31, 1999, the Company had received $50 from one of the new investors. Such amount has been reflected as a common stock subscription in the accompanying financial statements as of December 31, 1999.

    On January 10, 2000, the Company approved a stock option plan covering employees, directors, and unaffiliated consultants. The Company reserved 3,000,000 shares of common stock for issuance under this plan.

    On January 27, 2000, the Company, MediaSeek Technologies, Inc. ("MediaSeek"), and the principal vendors of MediaSeek entered into a Share Purchase Agreement whereby the Company acquired all of the issued and outstanding shares of MediaSeek pursuant to a purchase business combination. The Company provided aggregate consideration of $7,982, of which $1,000 was deposited in a trust prior to December 31, 1999, $800 was held in escrow in consideration of the covenants, and the balance was paid upon closing.

    On February 25, 2000, the Company and HomeworkCentral.com, Inc. ("HomeworkCentral") entered into an Agreement and Plan of Reorganization whereby the Company will acquire all of the issued and outstanding shares of HomeworkCentral pursuant to a purchase business combination. The shareholders of HomeworkCentral may receive either cash or shares of the Company's common stock, at their option. Aggregate cash tendered will be approximately $2,000 and aggregate common stock issued will not exceed 1,700,000 shares.

                                     4-F-33

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                           --------------------------

                                  FORM 10-K/A

(MARK ONE)

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM             TO

                         COMMISSION FILE NUMBER 0-28284

                               INFONAUTICS, INC.

            (Exact name of Registrant as specified in its charter.)

                           --------------------------

              PENNSYLVANIA                                   23-2707366
    (State or other jurisdiction of             (I.R.S. Employer Identification No.)
     incorporation or organization)

    900 WEST VALLEY ROAD, SUITE 1000                           19087
               WAYNE, PA                                     (Zip Code)
(Address of principal executive offices)

        Registrant's telephone number, including area code: 610-971-8840

                           --------------------------

              Title of Each Class                   Name of Each Exchange on which Registered
                     None                                             None

        Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                       Class A Common Stock, no par value

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

                               Yes _X_    No ___

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. / /

    The aggregate market value of the voting stock held by non-affiliates of the registrant is approximately $140,000,000. Such aggregate market value was computed by reference to the closing price of the Common Stock as reported on The Nasdaq SmallCap Market on March 17, 2000. For purposes of this calculation only, the registrant has defined affiliates as including all directors and executive officers. In making such calculation, registrant is not making a determination of the affiliate or non-affiliate status of any holders of shares of Common Stock.

    The number of shares of the registrant's Common Stock outstanding as of March 17, 2000 was 12,059,033.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

None.

PRELIMINARY NOTE:

This Form 10-K/A is being filed to report Part III information in lieu of the incorporation of such information by reference to the Company's definitive proxy material for its 2000 Annual Meeting of Shareholders. In addition, in order to give the Company's shareholders sufficient time to receive, review, and vote their annual meeting proxies, the Company is rescheduling its annual meeting of shareholders from May 25, 2000 to June 21, 2000.

                                    PART III

ITEM  10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

                                                 YEAR FIRST BECAME DIRECTOR, PRINCIPAL OCCUPATIONS
NAME OF DIRECTOR                   AGE            DURING PAST FIVE YEARS AND CERTAIN DIRECTORSHIPS
----------------                 --------   ------------------------------------------------------------
Lloyd N. Morrisett.............     70      Dr. Morrisett has served as a director of the Company since
                                            February 1994 and as Chairman of the board of directors
                                            since March 1998. He is the co-founder of the Children's
                                            Television Workshop and served from 1969-1998 as President of The Markle Foundation, a charitable organization. Dr.
                                            Morrisett is a director of WEBS Index Funds, Inc.

Israel J. Melman...............     80      Mr. Melman, a co-founder of the Company, has served as a
                                            director of the Company since April 1993. He is presently
                                            and for the last 27 years has been the president of Lexan
                                            Associates, a management consulting firm working with
                                            companies in the areas of video, graphics, microelectronics, communication, optics and robotics. From 1985 through 1993,
                                            Mr. Melman was Chairman of Telebase Systems, Inc.
                                            ("Telebase"), a developer of customized information and
                                            entertainment services that is now part of CDnow, Inc. as a result of its merger with N2K Inc.

Howard L. Morgan...............     54      Dr. Morgan has served as a director of the Company since
                                            March 1993. He is currently Vice-Chairman and President, NY for idealab!, which creates and operates Internet companies.
                                            Since 1989, he has been President of the Arca Group, Inc., a consulting and investment management firm specializing in
                                            the areas of computer and communications technologies. Dr.
                                            Morgan also served as Chief Executive Officer of Franklin
                                            Electronic Publishers, Inc. in early 1998. Dr. Morgan was
                                            Professor of Decision Sciences at the Wharton School of the
                                            University of Pennsylvania from 1972 through 1986. Dr.
                                            Morgan serves as director for a number of technology
                                            companies, including Cylink Corporation, Franklin Electronic
                                            Publishers, Inc., MyPoints.com, Inc., Segue Software, Inc.,
                                            Tickets.com, Inc. and Unitronix Corporation.

                                      4-2

                                                 YEAR FIRST BECAME DIRECTOR, PRINCIPAL OCCUPATIONS
NAME OF DIRECTOR                   AGE            DURING PAST FIVE YEARS AND CERTAIN DIRECTORSHIPS
----------------                 --------   ------------------------------------------------------------
David Van Riper Morris.........     45      Mr. Morris has served as Chief Executive Officer, President and as a director of the Company since March 1998. Mr.
                                            Morris joined the Company as President and Chief Operating
                                            Officer in September 1995. From 1992 until he joined the
                                            Company, Mr. Morris held various vice president and general management positions at Legent Corporation ("Legent"), a
                                            systems management software company. From 1987 to 1992, Mr.
                                            Morris was employed by Goal Systems International ("Goal"), initially as Director of Marketing, later as Vice President of Marketing. Goal was purchased by Legent in 1992.

Brian Segal....................     56      Dr. Segal has served as a director of the Company since May
                                            1998. Dr. Segal is the President and CEO of Publishing and
                                            Online Services, Rogers Media, Canada's leading magazine
                                            publishing and interactive media company. Rogers Media is a wholly-owned subsidiary of Rogers Communications Inc. Rogers
                                            Media is party to a transaction with the Company. See
                                            "Certain Relationships and Related Transactions." Before
                                            joining Rogers in 1992, Dr. Segal was president of the
                                            University of Guelph and chair of the Council of Ontario
                                            Universities.

Lester Wunderman...............     79      Mr. Wunderman has served as a director of the Company since
                                            December 1996. He is Chairman Emeritus of Wunderman Cato
                                            Johnson, now known as Impiric, a world-wide direct marketing agency, which he founded in 1958. He is also manager of
                                            Wunderman LLC and a Visiting Professor of Direct Marketing
                                            at the School for Continuing Education at New York
                                            University ("NYU"). He served as Chairman of the Executive
                                            Committee of the Center for Direct Marketing at NYU and is a
                                            Trustee of the Children's Television Workshop. Mr. Wunderman
                                            is a director of Transmedia Network Inc. and MyPoints.com.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such reports received by the Company and written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that during the year ended December 31, 1999, all filing requirements applicable to its officers, directors and ten-percent shareholders were satisfied except that Marvin Weinberger failed to timely report on Form 4 the sale of at least 25,000 shares of Class A Common Stock made in November 1999. The Company understands that Mr. Weinberger is in the process of making such required filings.

                                      4-3

ITEM 11.  EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth for the years ended December 31, 1999, 1998, and 1997 certain compensation paid by the Company to: (i) its Chief Executive Officer, (ii) its four most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers as of December 31, 1999, and (iii) up to two additional executive officers who would otherwise be required to be named in this table except for the fact that they were no longer executive officers as of December 31, 1999 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG TERM
                                                                                COMPENSATION AWARDS
                                                ANNUAL COMPENSATION           -----------------------
                                         ----------------------------------   RESTRICTED   SECURITIES
                                                               OTHER ANNUAL     STOCK      UNDERLYING      OTHER
NAME AND PRINCIPAL POSITION     YEAR      SALARY     BONUS     COMPENSATION     AWARDS      OPTIONS     COMPENSATION
---------------------------   --------   --------   --------   ------------   ----------   ----------   ------------
David Van Riper Morris......    1999     $175,000        --          --            --        200,000            --
President & Chief               1998     $166,667        --          --            --         75,000            --
Executive Officer               1997     $147,254        --          --            --        100,000            --

Federica F. O'Brien(1)......    1999     $121,970   $ 5,000          --            --         20,000            --
Vice President & Chief          1998     $ 86,500        --          --            --         13,500            --
Financial Officer, Treasurer    1997     $ 66,917        --          --            --          3,000            --

Gerard J. Lewis, Jr.(2).....    1999     $127,256        --          --            --         45,000            --
Vice President & General        1998     $108,986        --          --            --         25,000            --
Counsel, Secretary              1997     $ 90,267        --          --            --         30,000            --

Cedarampattu Mohan(3).......    1999     $125,663        --          --            --         80,000            --
Vice President & Chief          1998     $ 90,000        --          --            --         20,000            --
Technical Officer               1997     $ 73,224        --          --            --          9,500            --

William R. Burger(4)........    1999     $135,833        --          --            --             --      $140,000(5)
Vice President--Content         1998     $127,500        --          --            --         30,000            --
and Media Services              1997     $111,200   $ 5,000          --            --         30,000            --

Joshua M. Kopelman(6).......    1999     $ 69,913   $20,000          --            --             --      $280,000(7)
Executive Vice President        1998     $109,000   $15,000          --            --         10,000            --
& Secretary                     1997     $ 99,672   $40,010          --            --         10,000            --

------------------------

(1) Ms. O'Brien was named Vice President & Chief Financial Officer in September 1999 and Acting Chief Financial Officer in August 1998.

(2) Mr. Lewis was appointed Secretary of the Company in September 1999.

(3) Mr. Mohan became an executive officer of the Company in January 1999.

(4) Mr. Burger ended his employment with the Company effective January 7, 2000.

(5) Represents a severance payment made under the January 2, 1997 employment agreement between Mr. Burger and the Company. The payment was made in January 2000.

(6) Mr. Kopelman ended his employment with the Company effective July 6, 1999 in order to start a new company, Half.com, Inc.

                                      4-4

(7) Represents a payment to Half.com, Inc. made under the Amendment to Employment Agreement dated June 17, 1999 between the Company and Mr. Kopelman.

    The following table summarizes stock options granted during 1999 to the Named Executive Officers.

                                        OPTION GRANTS IN LAST FISCAL YEAR
                                              INDIVIDUAL GRANTS(1)                   GRANT DATE VALUE(2)
                                 -----------------------------------------------   -----------------------
                                    NUMBER OF
                                   SECURITIES       PERCENT OF TOTAL    EXERCISE                GRANT DATE
                                   UNDERLYING      OPTIONS GRANTED TO   OR BASE    EXPIRATION    PRESENT
NAME                             OPTIONS GRANTED   EMPLOYEES IN 1999     PRICE        DATE        VALUE
----                             ---------------   ------------------   --------   ----------   ----------
David Van Riper Morris.........      200,000              26.0%          $6.09       7/6/09      $800,000
Federica F. O'Brien............       20,000               2.6%          $6.09       7/6/09      $ 80,000
Gerard J. Lewis, Jr............       45,000               5.8%          $6.09       7/6/09      $180,000
Cedarampattu S. Mohan..........       80,000              10.4%          $6.09       7/6/09      $320,000
William R. Burger..............           --                --              --           --            --
Joshua M. Kopelman.............           --                --              --           --            --

------------------------

(1) The options, which were granted under the Company's 1996 Amended and Restated Equity Compensation Plan or its 1994 Omnibus Stock Plan, have a term of ten years, subject to earlier termination in certain events related to the termination of employment. The options granted in 1999 vest over the course of one year with 50% of the options vesting at six months, 25% vesting at nine months, and the remaining 25% vesting at 12 months. If a "change of control" (as defined in the 1994 or 1996 Plans) were to occur, these options would become immediately exercisable in full. However, "change of control" does not include any transaction that would otherwise constitute a "change of control" if the transaction was publicly announced on or before July 8, 1999.

(2) Grant date present value has been calculated using the Black-Scholes pricing model.

    The following table summarizes option exercises during 1999 and the value of vested and unvested options for the Named Executive Officers at December 31, 1999. Year-end values are based upon a price of $7.00 per share, which was the closing market price of a share of the Company's Class A Common Stock on December 31, 1999.

                                     AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                            AND FISCAL YEAR-END OPTION VALUES
                                  -----------------------------------------------------
                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                    OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                    SHARES                       DECEMBER 31, 1999             DECEMBER 31, 1999
                                  ACQUIRED ON     VALUE     ---------------------------   ---------------------------
NAME                               EXERCISE     REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              -----------   ---------   -----------   -------------   -----------   -------------
David Van Riper Morris..........         --           --      438,200        200,000      $1,269,000      $182,000
Federica F. O'Brien.............         --           --       19,000         20,000      $   90,592      $ 18,200
Gerard J. Lewis, Jr.............         --           --       70,000         45,000      $  261,875      $ 40,950
Cedarampattu S. Mohan...........         --           --       33,500         80,000      $  135,663      $ 72,800
William R. Burger...............         --           --       60,000             --      $  218,750            --
Joshua M. Kopelman..............    107,500     $342,454           --             --              --            --

    The Company does not currently grant any long-term incentives, other than stock options, to its executives or other employees. Similarly, the Company does not sponsor any defined benefit or actuarial plans at this time.

                                      4-5

EMPLOYMENT AGREEMENTS

    As of September 5, 1995, Van Morris entered into an employment agreement with the Company that provided for an annual base salary of $135,000, which salary is subject to review at least annually and is currently $175,000. His employment agreement was subsequently amended on November 4, 1996. In connection with his employment agreement, the Company agreed to grant Mr. Morris an aggregate of 152,000 options to purchase Class A Common Stock. Mr. Morris' employment agreement is at-will, with limited non-compete provisions applicable for up to one year after certain terminations, as long as the Company continues certain salary payments during the period. However, if the Company terminates Mr. Morris without cause, the Company is required to pay Mr. Morris as severance a lump sum equal to his annual salary within 30 days of termination. Such payment is conditioned on the Company's receiving a general release from Mr. Morris. The Company's obligations to pay Mr. Morris will terminate upon Mr. Morris obtaining other employment or other full-time consulting work.

    Effective November 24, 1997, the Company entered into an employment agreement with Gerard J. Lewis, Jr. that provided for a base annual salary $95,000, which salary is subject to review at least annually and is currently $140,000. This employment agreement is at-will. However, if the Company terminates Mr. Lewis without cause, the Company is required to pay as severance a lump sum equal to his annual salary within 30 days of termination. Such payment is contingent on the Company receiving a general release from Mr. Lewis and Mr. Lewis' compliance with any provisions of the employment agreement that expressly survive its termination.

    Effective January 2, 1997, the Company entered into an employment agreement with William R. Burger. Effective January 7, 2000, the Company eliminated
Mr. Burger's position following the Company's restructuring after the closing of its transaction with Bell & Howell Company and bigchalk.com, Inc. As a result of eliminating Mr. Burger's position, in January 2000 the Company paid him a severance payment equal to his then current annual salary of $140,000, less certain deductions including repayment in full (plus interest) of a $40,000 loan made by the Company to Mr. Burger in November 1999. As required by Mr. Burger's employment agreement, the Company obtained a general release from Mr. Burger as well as acknowledgment of his continued compliance with any provisions of the employment agreement that expressly survive its termination. These provisions include a limited non-compete provision applicable for up to one year.

    As of January 1, 1993, Joshua M. Kopelman entered into an employment agreement and royalty agreement with the Company. Effective June 17, 1999, the Company amended Mr. Kopelman's employment agreement and revoked and canceled his royalty agreement. Mr. Kopelman ended his employment with the Company effective July 6, 1999. In consideration for the amendments to the employment agreement and revocation of the royalty agreement, the Company agreed to pay Mr. Kopelman $20,000 in bonuses. In addition, the Company agreed that at its election it could either (i) pay $160,000 to Mr. Kopelman personally or (ii) invest $280,000 in a new company formed by Mr. Kopelman for an initial 10% equity ownership in the new company. The Company paid Mr. Kopelman the $20,000 in bonuses in 1999 and elected and made the $280,000 investment in Mr. Kopelman's new company, Half.com, Inc., in 1999. Under the amended employment agreement, the Company has one seat on the Half.com, Inc. board of directors, which is currently held by Van Morris. The Company and Mr. Kopelman also entered into a consulting agreement which terminated at the end of January 6, 2000. The Company paid approximately $2,100 for consulting services made under the consulting agreement.

COMPENSATION OF DIRECTORS

    The non-employee directors of the Company each receive $5,000 per year for their service on the board of directors and are reimbursed for their out-of-pocket expenses. Dr. Morrisett, as Chairman of the board, receives an additional $3,000 per month for his service on the board. Other directors do not

                                      4-6
receive compensation for their service on the board of directors or any committee thereof, although they are reimbursed for their out-of-pocket expenses for serving on the board of directors.

    Under the Amended and Restated 1996 Equity Compensation Plan (the "Plan"), each non-employee director who was a member of the board of directors as of the effective date of the Plan received a formula grant of a non-qualified stock option ("NQSO"), to purchase 10,000 shares of Class A Common Stock at a price equal to the initial public offering price in the Company's initial public offering. Dr. Morgan waived his rights to the initial grant of options to purchase 10,000 shares of Class A Common Stock. In addition, each non-employee director who became or becomes a member of the board of directors after the effective date of the Plan received or will receive a formula grant of an NQSO to purchase 10,000 shares of Class A Common Stock on the date that director became or becomes a member of the board of directors at an exercise price equal to the closing price per share on The Nasdaq SmallCap Market on the date of grant. However, the exercise price for each non-employee director who became or becomes a member of the board of directors after January 5, 1999 is equal to the mean between the last reported "bid" and "asked" prices per share on The Nasdaq SmallCap Market on the date of grant.

    On each date on which the Company holds its annual meeting of shareholders, each non-employee director in office immediately before and after the annual election of directors will receive a grant of an NQSO to purchase 2,500 shares of Class A Common Stock at an exercise price equal to the mean between the last reported "bid" and "asked" prices per share on The Nasdaq SmallCap Market on the date of grant. The term of each such option is or will be five years, and each such option is or will be fully and immediately exercisable on the date of grant.

    Each of the directors is a party to an indemnification agreement with the Company. Pursuant to these agreements, the directors are indemnified against liabilities and expenses incurred as a result of litigation which may be brought alleging that they violated their fiduciary duties to the Company, if they have not met the applicable standard of care.

    Dr. Morgan is a party to a consulting agreement with the Company pursuant to which he provides consulting services to the Company for up to three days per month for a monthly consulting fee of $3,000. The agreement may be terminated with 10 days' notice by either Dr. Morgan or the Company. In general, Dr. Morgan's services to date have focused on technical assessment and planning for the Company's services and products.

    The Company had a consulting agreement with Mr. Melman that called for him to provide consulting services to the Company for a monthly consulting fee of $3,000. By the mutual agreement of Mr. Melman and the Company, this consulting agreement was terminated as of January 31, 1999. Upon the termination of Mr. Melman's consulting agreement, the Company paid Mr. Melman 3,918 shares of Class A Common Stock for the final six months of the consulting agreement in lieu of the monthly $3,000 cash fee for those final six months.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Dr. Morgan, a member of the Compensation Committee, is party to a consulting agreement with the Company. Mr. Melman, a member of the Compensation Committee, was a party to a consulting agreement with the Company. See Item 11 above for a detailed discussion.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of March 17, 2000 (except as may otherwise be noted) regarding the ownership of Class A and Class B Common Stock (i) by each person known by the Company to be the beneficial owner of more than five percent of the Company's outstanding common stock, (ii) by each director of the Company, (iii) by each executive officer named in the

                                      4-7

Summary Compensation Table and (iv) by all named executive officers and directors of the Company as a group.

                                                           NUMBER OF SHARES          PERCENTAGE OF
NAME AND ADDRESS                                         BENEFICIALLY OWNED(1)   OUTSTANDING SHARES(2)
----------------                                         ---------------------   ---------------------
Marvin I. Weinberger(3)................................        1,531,521                  12.7%
  Sabine and Essex Avenues
  Narberth, PA 19072

Emerald Advisers, Inc.(4)..............................        1,170,996                   9.7
  P.O. Box 10666
  Lancaster, PA 17605

OFFICERS AND DIRECTORS

David Van Riper Morris(5)..............................          622,300                   5.2

Howard L. Morgan(6)....................................          247,500                   2.0

Gerard J. Lewis, Jr.(7)................................          103,900                     *

Cedarampattu Mohan(8)..................................           94,830                     *

Israel J. Melman(9)....................................          101,922                     *

Lloyd N. Morrisett(10).................................           39,500                     *

Federica O'Brien(11)...................................           34,000                     *

Lester Wunderman(12)...................................           17,500                     *

Brian Segal(13)........................................           12,500                     *

Josh Kopelman (14).....................................           27,004                     *

William R. Burger(15)..................................           10,000                     *

All named executive officers and directors as a group          1,310,956                  10.9
  (11 persons).........................................

------------------------

*   Less than one percent.

(1) Nature of ownership consists of sole voting and investment power unless otherwise indicated. The number of shares indicated includes shares issuable upon the exercise of outstanding stock options held by each individual or group to the extent such options are exercisable within sixty days of April 1, 2000.

(2) The percentage for each individual or group is based on the aggregate of the shares outstanding as of March 17, 2000, which was 12,059,033 shares, and all shares issuable upon the exercise of outstanding stock options held by such individual or group to the extent such options are exercisable within sixty days of April 1, 2000.

(3) Represents 1,225,557 shares of Class A Common Stock; 100,000 shares of
    Class B Common Stock (for which Mr. Weinberger has 50 votes per Class B share); 160,000 shares of Class A Common Stock held by Fran Solow Weinberger (Mr. Weinberger's wife) and Howard L. Morgan, Trustees under The Marvin Weinberger 1996 Trust Agreement dated January 31, 1996 (the "1996 Trust"); 17,400 shares of Class A Common Stock held by Fran Solow Weinberger and Howard L. Morgan, Trustees under The Marvin Weinberger GST Trust dated January 31, 1996 (the "GST Trust"); and 28,544 shares of Class A Common Stock held by The Danna Company, an Ohio corporation

                                      4-8

    ("Danna"), of which Mr. Weinberger is the president and a director.
    Mrs. Weinberger and Dr. Morgan have shared voting and investment power with respect to the shares held by the 1996 Trust and the GST Trust.
    Mr. Weinberger disclaims beneficial ownership with respect to such shares. Mr. Weinberger has shared voting and investment power with respect to the shares held by Danna and disclaims beneficial ownership with respect to such shares. The 1,225,557 shares of Class A Common Stock specified earlier in this footnote includes 50,000 shares which were exercised as options in 1998, but which were not issued until 1999.

(4) Represents 906,831 shares of Class A Common Stock for which the owner has sole voting and investment power and 264,165 shares of Class A Common Stock for which the owner has shared voting power and sole investment power. All such shares are owned for investment advisory and investment company clients of the owner.

(5) Represents 34,100 shares of Class A Common Stock and options to purchase 588,200 shares of Class A Common Stock.

(6) Represents 125,000 shares of Class A Common Stock, options to purchase up to 116,500 shares of Class A Common Stock, 2,000 shares of Class A Common Stock held by Eleanor Morgan (Dr. Morgan's wife) and Beverly Budin, Trustees under the Howard L. Morgan 1989 Indenture of Trust F/B/O Kimberly D. Morgan, 2,000 shares of Class A Common Stock held by Eleanor Morgan and Beverly Budin, Trustees under the Howard L. Morgan 1989 Indenture of Trust F/B/O Elizabeth
    S. Morgan, and 2,000 shares of Class A Common Stock held by Eleanor Morgan and Beverly Budin, Trustees under the Howard L. Morgan 1989 Indenture of Trust F/B/O Danielle A. Morgan (such trusts being collectively referred to as the "Howard L. Morgan Trusts"). Mrs. Morgan and Beverly Budin have shared voting and investment power with respect to the shares held by the Howard L. Morgan Trusts. Dr. Morgan disclaims beneficial ownership with respect to such shares. Excludes 160,000 shares of Class A Common Stock held by Fran Solow Weinberger and Howard L. Morgan, Trustees under the 1996 Trust, and 17,400 shares of Class A Common Stock held by Fran Solow Weinberger and Howard L. Morgan, Trustees under the GST Trust. Mrs. Weinberger and
    Dr. Morgan have shared voting and investment power with respect to the shares held by the 1996 Trust and the GST Trust. Dr. Morgan disclaims beneficial ownership with respect to such shares.

(7) Represents 150 shares of Class A Common Stock and options to purchase 103,750 shares of Class A Common Stock.

(8) Represents 1,330 shares of Class A Common Stock and options to purchase 93,500 shares of Class A Common Stock.

(9) Represents 84,670 shares of Class A Common Stock and options to purchase 10,000 shares of Class A Common Stock held by Mr. Melman. Also includes 7,252 shares of Class A Common Stock held by the Melman Trust, with respect to which Mr. Melman has shared voting and investment power.

(10) Represents 22,000 shares of Class A Common Stock held jointly by Dr. Morrisett and his wife and options to purchase 17,500 shares of Class A Common Stock owned by Dr. Morrisett.

(11) Represents options to purchase 34,000 shares of Class A Common Stock.

(12) Represents options to purchase 17,500 shares of Class A Common Stock.

(13) Represents options to purchase 12,500 shares of Class A Common Stock.

(14) Represents 27,004 shares of Class A Common Stock held jointly by Mr. Kopelman and his wife.

(15) Represents 10,000 shares of Class A Common Stock.

                                      4-9

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS INVOLVING EXECUTIVE OFFICERS AND
  DIRECTORS

    On December 15, 1999, the Company closed a transaction with Bell & Howell Company ("Bell & Howell") and its wholly owned subsidiary, Bell and Howell Information and Learning Company ("BHIL"), following approval of the transaction by our shareholders on November 30, 1999. In the transaction, we contributed our Electric Library K-12 and public library business and assets and liabilities into what is now bigchalk.com, Inc. ("bigchalk.com"), an Internet education company. Also in the transaction, BHIL contributed its ProQuest K-12 and public library business and certain assets and liabilities into bigchalk.com. As part of the transaction, we also sold our e-commerce online archive business to BHIL and granted an option to bigchalk.com to purchase our Electric Library end-user business. As a result of the transaction and taking into account our subsequent $3.5 million investment in, and the private placement by, bigchalk.com, we ultimately received a total of $18.5 million in cash and currently own approximately 20% of bigchalk.com's stock. In addition, two members of our Board of Directors, Mr. Morris and Dr. Morrisett, are also members of the Board of Directors of bigchalk.com.

    Brian Segal is President and Chief Executive Officers of Publishing and Online Services of Rogers Media Inc. ("Rogers"). The Company completed development of its first international edition of the Electric Library service for Rogers in Canada during 1998. Rogers and the Company entered into an agreement in 1997 giving Rogers the exclusive right to distribute the Electric Library Canada service in Canada subject to that agreement's terms. Rogers paid the Company approximately $420,000 in advances in connection with this agreement during 1997 and $174,000 during 1998. No amounts were due to Rogers under the agreement during 1999. As a result of the closing of the Bell & Howell transaction, the Company's agreement with Rogers was assigned to bigchalk.com as of December 15, 1999. However, the Company retains certain rights under the Rogers agreement for the end-user and consumer market.

    In February 1998, the Company entered into an agreement with Marvin I. Weinberger, the former Chairman of the Board, Chief Executive Officer and founder of the Company, pursuant to which he resigned as Chairman and Chief Executive Officer of the Company to become the Chief Executive Officer of a newly formed company called Electric Schoolhouse, LLC. Under the February 1998 Agreement, Electric Schoolhouse LLC is obligated to repay us for certain expenses and costs. We are continuing to pursue collection of these amounts, repayment of which was originally due on September 30, 1998 and remains outstanding. However, we have expensed as bad debt the balance due from Electric Schoolhouse, LLC, approximately $172,000, which is owed to us.

                                      4-10

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       INFONAUTICS, INC.
                                                       (REGISTRANT)
Dated: April 27, 2000

                                                       By:  /s/ GERARD J. LEWIS, JR.
                                                            -----------------------------------------
                                                            Gerard J. Lewis, Jr.
                                                            VICE PRESIDENT & GENERAL COUNSEL,
                                                            SECRETARY

                                      4-11

                                                                         ANNEX 5
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

                            ------------------------

                                   FORM 10-Q

   /X/     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2000

                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM             TO

                         COMMISSION FILE NUMBER 0-28284

                            ------------------------

                               INFONAUTICS, INC.
             (exact name of registrant as specified in its charter)

          PENNSYLVANIA                              23-2707366
  (State or other jurisdiction                 (IRS Employer ID No.)
of incorporation of organization)

               900 WEST VALLEY ROAD, SUITE 1000, WAYNE, PA 19087
                    (Address of principal executive offices)

                                 (610) 971-8840
              (Registrant's telephone number, including area code)

                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

CLASS                                                OUTSTANDING AT MARCH 31, 2000
-----                                                ------------------------------
Class A Common Stock, no par value.................            12,075,483
Class B Common Stock, no par value.................               100,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               INFONAUTICS, INC.

                                     INDEX

                                                              PAGE NUMBER
                                                              -----------
PART I: FINANCIAL INFORMATION

  Item 1. Financial Statements

    Consolidated Balance Sheets as of March 31, 2000
      (unaudited) and December 31, 1999.....................        3

    Consolidated Statements of Operations (unaudited) for
      the three months ended March 31, 2000 and March 31,
      1999..................................................        4

    Consolidated Statements of Cash Flows (unaudited) for
      the three months ended March 31, 2000 and March 31,
      1999..................................................        5

    Notes to Consolidated Financial Statements..............      6-8

  Item 2. Management's Discussion and Analysis of Financial
    Condition and Results of Operations.....................     9-13

PART II: OTHER INFORMATION

  Item 5. Other Information.................................       14

  Item 6. Exhibits and Reports on Form 8-K..................       14

                                      5-2

PART 1. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                               INFONAUTICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,     DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
                                                                      (UNAUDITED)
                                         ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 14,563,368   $  3,739,024
  Receivables:
    Trade, less allowance for doubtful accounts of $99,800
      in 2000 and 1999......................................       756,669        637,316
    Due from affiliate......................................            --     13,500,000
    Other...................................................       193,972        513,231
  Prepaid expenses and other assets.........................       245,797        267,230
                                                              ------------   ------------
      Total current assets..................................    15,759,806     18,656,801
Property and equipment, net.................................       567,884        492,438
Investments in affiliates...................................     8,386,613     10,885,773
Intangible and other assets.................................       214,616         26,415
                                                              ------------   ------------
      Total assets..........................................  $ 24,928,919   $ 30,061,427
                                                              ============   ============

                     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable..........................................  $    919,404   $    916,292
  Due to affiliate..........................................       646,695             --
  Accrued expenses..........................................       920,182      2,438,515
  Accrued royalties.........................................            --         75,606
  Deferred revenue..........................................       834,979        858,159
  Convertible debt..........................................     3,043,046      2,857,322
                                                              ------------   ------------
      Total current liabilities.............................     6,364,306      7,145,894
                                                              ------------   ------------
      Total liabilities.....................................     6,364,306      7,145,894
                                                              ------------   ------------
Commitments and contingencies

Shareholders' equity (deficit):
  Class A common stock, no par value; 25,000,000 shares
    authorized; one vote per share; 12,075,483 and
    11,757,076 shares issued and outstanding at March 31,
    2000 and December 31, 1999, respectively................            --             --
  Class B common stock, no par value; 100,000 shares
    authorized, issued and outstanding......................            --             --
  Additional paid-in capital................................    59,258,546     58,316,564
  Accumulated deficit.......................................   (40,693,933)   (35,401,031)
                                                              ------------   ------------
      Total shareholders' equity............................    18,564,613     22,915,533
                                                              ------------   ------------
      Total liabilities and shareholders' equity............  $ 24,928,919   $ 30,061,427
                                                              ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                      5-3

                               INFONAUTICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
Revenues....................................................  $  3,041,137    $  5,231,028
                                                              ------------    ------------
Costs and expenses:
  Cost of revenues..........................................       803,627       1,709,119
  Customer support expenses.................................        19,727         272,031
  Technical operations and development expenses.............     1,430,113       2,216,562
  Sales and marketing expenses..............................     2,883,446       2,804,552
  General and administrative expenses.......................       703,339         751,574
                                                              ------------    ------------
    Total costs and expenses................................     5,840,252       7,753,838
                                                              ------------    ------------
Loss from operations........................................    (2,799,115)     (2,522,810)
Equity in net losses of unconsolidated affiliate............    (2,499,160)             --
Interest income (expense), net..............................         5,373        (287,330)
                                                              ------------    ------------
Net loss....................................................    (5,292,902)     (2,810,140)
Redemption of preferred stock in excess of carrying
  amount....................................................            --         (74,875)
Net loss attributable to common shareholders................  $ (5,292,902)   $ (2,885,015)
                                                              ============    ============
Loss per common share--basic and diluted....................  $       (.44)   $       (.25)
                                                              ============    ============
Weighted average shares outstanding--basic and diluted......    12,034,300      11,647,200
                                                              ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                      5-4

                               INFONAUTICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
Cash flows from operating activities:
  Net loss..................................................  $(5,292,902)  $(2,810,140)
  Adjustments to reconcile net loss to cash provided by
    (used in) operating activities:
    Depreciation and amortization...........................      133,747       349,306
    Amortization of discount on debt........................      133,224       296,415
    Accretion on convertible debt...........................       52,500            --
    Provision for losses on accounts receivable.............           --        21,800
    Amortization of deferred compensation...................           --        31,250
    Equity in investee losses...............................    2,499,160            --
    Changes in operating assets and liabilities:
      Receivables:
        Trade...............................................     (119,353)      220,106
        Other...............................................      319,259       (51,045)
    Prepaid and other assets................................       12,676       170,369
    Accounts payable........................................      163,769      (244,342)
    Due to affiliate........................................      646,695            --
    Accrued expenses........................................      (32,980)     (300,313)
    Accrued royalties.......................................      (75,606)      310,081
    Deferred revenue........................................      (23,180)     (722,343)
                                                              -----------   -----------
          Net cash used in operating activities.............   (1,582,991)   (2,728,856)
                                                              -----------   -----------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (198,637)      (62,254)
  Receipts from disposition of businesses, net..............   11,853,990            --
  Purchases of intangibles..................................      (70,000)           --
                                                              -----------   -----------
          Net cash provided by (used in) investing
            activities......................................   11,585,353       (62,254)
                                                              -----------   -----------
Cash flows from financing activities:
  Net proceeds from issuance of common stock................      821,982        84,999
  Repurchase of preferred stock.............................           --      (333,358)
  Proceeds from long term borrowings........................           --     3,000,000
  Payments on capital lease obligations.....................           --       (84,999)
                                                              -----------   -----------
          Net cash provided by financing activities.........      821,982     2,666,642
                                                              -----------   -----------
Net increase (decrease) in cash and cash equivalents........   10,824,344      (124,468)
Cash and cash equivalents, beginning of period..............    3,739,024     3,267,811
Cash and cash equivalents, end of period....................  $14,563,368   $ 3,143,343
                                                              ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                      5-5

                               INFONAUTICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS AND PRESENTATION:

    The unaudited consolidated financial statements of Infonautics, Inc. (including its subsidiaries, "Infonautics," and the "Company) presented herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission for quarterly reports on Form 10-Q. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. It is suggested that these financial statements be read in conjunction with the financial statements for the year ended December 31, 1999 and the notes thereto included in the Company's 1999 Annual Report on Form 10-K.

    The financial information in this report reflects, in the opinion of management, all adjustments of a normal recurring nature necessary to present fairly the results for the interim period. Quarterly operating results may not be indicative of results which would be expected for the full year.

2.  THE COMPANY AND OUR RECENT TRANSACTION:

    Infonautics, Inc. is a provider of personalized information agents and Internet sites. The Infonautics Network of web properties includes the free, advertising supported Sleuth Center content notification sites featuring Company Sleuth, Sports Sleuth, Job Sleuth, Entertainment Sleuth, Mobile Sleuth and Shopping Sleuth. The Infonautics Network also includes search and reference sites consisting of the subscriber based Electric Library and the free Encyclopedia.com, eLibrary Tracker and Newsdirectory.com.

    On December 15, 1999, Infonautics completed a transaction in which Infonautics contributed its Electric Library K-12 and public library contracts, assets, liabilities and related commitments into what is now bigchalk.com, Inc. ("bigchalk.com"), an Internet education company, in exchange for $16.5 million in cash and a 30.89 percent interest in bigchalk.com. Infonautics collected the $13.5 million note receivable from the transaction in January 2000.

    Infonautics continues to develop and market its Sleuth Center sites. The Company also retained the rights to market Electric Library to end-users (subject to an option granted to bigchalk.com to purchase the end-user business).

3.  INVESTMENT IN AFFILIATES:

    During January 2000, the Company's equity interest in bigchalk.com was diluted to from 30.89% to 30.28% of the outstanding common stock as a result of a private financing closed by bigchalk.com. For the three months ended March 31, 2000, the Company expensed $2,499,000 as its equity in the unaudited losses of bigchalk.com for the corresponding quarter.

    The Company also incurred $696,241 of content royalties and $240,083 of technical services fees to bigchalk.com during the three months ended March 31, 2000. These costs were the result of our content and technical services agreements with bigchalk.com. At March 31, 2000, $646,695 is due to bigchalk.com for these content royalties and technical services fees.

                                      5-6

                               INFONAUTICS, INC.

3.  INVESTMENT IN AFFILIATES: (CONTINUED)
    The unaudited statement of operations of bigchalk.com for the three months ended March 31, 2000 is as follows, in millions:

Net revenues................................................  $ 8
Gross profit................................................    3
Loss from continuing operations.............................   (8)
Net loss....................................................   (8)

4.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

    The Company collected a note receivable for $13,500,000 in January 2000 on the transaction with bigchalk.com. Related expenses of $1,646,010, which had been in accrued expenses as December 31, 1999, were paid in the quarter ended March 31, 2000.

    Interest expense of $28,000 and $52,500 was accrued on the February 1999 convertible debt instrument during the three months ended March 31, 1999 and 2000, respectively. Approximately $197,000 was recognized during the three months ended March 31, 1999 as amortization of the discount associated with the beneficial conversion feature on the convertible debt.

    Approximately $800,000 was recorded in February 1999 as an additional discount on debt related to the valuation of warrants issued in connection with the convertible debt. During the three months ended March 31, 1999 and 2000, $71,000 and $133,225 of this discount was amortized and recorded as interest expense, respectively.

    Cash paid for interest expense was $20,342 and $4,933, for 1999 and 2000 respectively.

    In connection with the repurchase of 283 shares of Series A Convertible Preferred Stock made under the July 1998 financing, the Company charged additional paid-in capital in the first quarter of 1999 for approximately $75,000, which represents the excess of the redemption price over the accreted carrying value of the Series A Preferred Stock.

    The Company issued common stock in February 2000, as part of a purchase of intangibles, with a fair value of approximately $120,000.

    Gross barter income and expenses of $151,500 and $55,000 are included in revenue and marketing expenses for the quarters ended March 31, 2000 and 1999, respectively.

5.  COMMITMENTS AND CONTINGENCIES:

    MARKETING AGREEMENT:

    The Company entered into a marketing agreement in March 1998, in which we agreed to pay $4.0 million in placement fees to America Online for anchor placements of our Electric Library site. In March 2000, the Company made the final required payment of $500,000 due under this agreement. At March 31, 2000, accrued expenses included $136,119 related to this agreement for additional fees calculated in accordance with the contract. Included in prepaid expenses was $169,743, representing one month of fixed placement fees paid in March 2000.

                                      5-7

                               INFONAUTICS, INC.

5.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    LETTER OF CREDIT:

    The Company had an outstanding letter of credit which expired on March 31, 2000. This letter of credit, in the amount of $110,000, collateralized our obligations to a third party under a leasing arrangement.

    LEASES:

    In April 2000, the Company entered a lease agreement to occupy office space for a term of three years. The lease terms provide for up to six free months of rent, commencing in July 2000, followed by annual commitments of $286,500, $301,500 and $316,500 for 2001, 2002 and 2003, respectively. The Company expects to occupy the space in July 2000, and begin payments in January 2001.

                                      5-8

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This Report on Form 10-Q contains, in addition to historical information, forward-looking statements by the Company with regard to its expectations as to financial results and other aspects of its business that involve risks and uncertainties and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "should," "anticipate," "believe," "plan," "estimate," "expect" and "intend," and other similar expressions are intended to identify forward-looking statements. These include, for example, statements regarding the sufficiency of the Company's liquidity, including cash resources and capital, the number of registered users and subscribers, gross margins, current and future expenses and costs, future revenues and shortfalls in revenue, use of system resources and marketing effects, growth and expansion plans, sales and marketing plans, changes in our marketing partners, capital expenditures, seasonality, operating results, licensing and service contracts with bigchalk.com, Inc., and the transaction with bigchalk.com, Inc, Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, the risks set forth in the Company's filing with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to the Company as of the date of this document, and the Company assumes no obligation to update these cautionary statements or any forward-looking statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AS COMPARED TO
  THE THREE MONTHS ENDED MARCH 31, 1999

    PRO FORMA RESULTS OF OPERATIONS:

    The pro forma results of operations reflected here are based on available information and certain information and assumptions that the Company's management believes are reasonable. As a result of the transaction with bigchalk.com and Bell & Howell Company, the following pro forma information for the three months ended March 31, 1999 has been prepared for comparative purposes to the ongoing operations of the Company:

Revenues....................................................  $ 1,996,000
Costs and Expenses..........................................    3,037,000
Loss from Operations........................................   (1,041,000)

    REVENUES. Total revenues were $3,041,000 for the three months ended March 31, 2000, and $5,231,000 for the three months ended March 31, 1999. Pro forma revenues for the three months ended March 31, 1999 were $1,996,000.

    End-user subscription revenue, a continuing market for us, accounted for $2,401,000 or 79% of revenue for the three months ended March 31, 2000 and $1,767,000 or 89% of pro forma revenue for the three months ended March 31, 1999. The increase in the total revenues is primarily a result of the increasing number of subscribers, as we had approximately 100,000 Electric Library subscribers at March 31, 2000 compared to approximately 75,000 at March 31, 1999.

    Advertising and other e-commerce revenues, a continuing market for us, were $634,000, or 21% of revenues for the three months ended March 31, 2000 and $140,000, or 7% of pro forma revenues for the three months ended March 31, 1999. Barter revenue accounted for $152,000 of this revenue in 2000 and $55,000 in 1999. These revenues consist of advertising revenues from advertising that are displayed on the Infonautics Network sites. Since March 31, 1999, we have introduced new sites which are available to sell advertising on, such as Sports Sleuth, Job Sleuth, Shopping Sleuth and Entertainment Sleuth. E-commerce revenues include referral revenues from partners who pay us for selling trial offers for their products (typically magazine or newspaper subscriptions), revenues from co-branding of our

                                      5-9
sites, and revenues from participation in affiliate networks. Direct marketing fee revenues consist of e-mails that are sent to our users with advertising promotions.

    Reseller revenue was approximately $6,000 for the three months ended March 31, 2000, compared to approximately $89,000 for the three months ended March 31, 1999. All reseller contracts have expired and we are no longer pursuing the reseller business.

    Educational revenue accounted for $2,705,000 or 52% of revenue for the three months ended March 31, 1999. There were no educational revenues in 2000, as all educational contracts are now owned by bigchalk.com.

    E-commerce online publishing revenue was $223,000 or 4% of revenue in the three months ended March 31, 1999. There were no revenues from E-commerce online publishing in 2000, as we sold this business to Bell & Howell Information and Learning Company as part of our bigchalk.com transaction.

    Extranet and intranet knowledge management services (IntelliBank) revenue was $115,000, or 2% of revenue in the three months ended March 31, 1999. There were no IntelliBank revenues in 2000 as we have discontinued that business.

    Other revenue was $192,000, for the three months ended March 31, 1999. Other revenue consisted primarily of sales of Electric Library through international partners, which was transferred to bigchalk.com.

    At March 31, 2000 we had deferred revenue of approximately $835,000, compared to $858,000 at December 31, 1999. The deferred revenue consists of revenue to be recognized from annual end-user subscriptions. We would expect deferred revenue to remain at this level unless the number of annual end-user subscriptions increased significantly.

    COST OF REVENUES. The principal elements of our cost of revenues during 2000 are royalty and license fees on end-user revenues paid to bigchalk.com, which is currently the sole provider of content, hardware and software, and communication costs associated with the delivery of the Electric Library services. Cost of revenues was $804,000 for the three months ended March 31, 2000 compared to $1,709,000 for the three months ended March 31, 1999. Cost of revenues in the first quarter of 2000 decreased due to the decrease in revenues as a result of the sale of the educational and international contracts to bigchalk.com. Additionally, the percentage of cost of revenues decreased as a result of change in the product mix, as the advertising and e-commerce revenues make up a greater portion of revenues in 2000, and there are no royalty or license fees on these revenues.

    CUSTOMER SUPPORT. Customer support expenses consist primarily of costs associated with the staffing of professionals responsible for assisting users with technical and product issues and monitoring customer feedback. Customer support expenses were $20,000 for the three months ended March 31, 2000, compared to $272,000 for the three months ended March 31, 1999, a 93% decrease. As a percentage of revenue, customer support expenses for the first quarter were less than 1% in 2000 and 5% in 1999. The decrease in 2000 resulted primarily from lower staffing levels as a result of the bigchalk.com transaction. We anticipate continuing to make increasing customer support expenditures, including hiring customer support personnel, as we improve our customer service for all products on the Infonautics Network.

    TECHNICAL OPERATIONS AND DEVELOPMENT. Technical operations and development expenses consist primarily of costs associated with maintaining our service, data center operations, hardware expenses and data conversion costs as well as the design, programming, testing, documentation and support of our new and existing sites. To date, all of our costs for technical operations and development have been expensed as incurred. Technical operations and development expenses were $1,430,000 or 47% of total revenues for the three months ended March 31, 2000, compared to $2,217,000 or 42% of total revenues for the three months ended March 31, 1999. A significant portion of these development costs in 2000

                                      5-10
have resulted from the technical services agreement with bigchalk.com, requiring a percentage of Electric Library end-user revenues to be paid to bigchalk.com for use of the Electric Library technical support and datacenter operations. The absolute dollar decrease was largely due to the bigchalk.com transaction, as many of our personnel and costs associated with those personnel were included in the sale to bigchalk.com. However, we expect that the level of technical operations and development expenses may increase quarter over quarter as we develop new and enhanced sites and upgrades to the current sites which may include the use of outside consultants and additional hiring.

    SALES AND MARKETING. Sales and marketing costs consist primarily of costs related to compensation, attendance at conferences and trade shows, marketing programs, advertising and promotion. Sales and marketing expenses were $2,883,000 for the three months ended March 31, 2000, compared to $2,805,000 for the three months ended March 31, 1999, representing a 3% increase. The principal reasons for the increase in absolute dollars was a Sport Sleuth marketing campaign in March 2000, which cost approximately $1 million. This cost was partially offset by a decrease in sales personnel costs as a result of the bigchalk.com transaction. Additionally, during 1999, we were implementing cost reduction efforts in our marketing programs. As a percentage of revenue, sales and marketing costs were 95% and 54% for the three months ended March 31, 2000 and 1999, respectively. We currently have no plans for a significant marketing program similar to the first quarter of 2000. The marketing of the Electric Library end-user business has been and will continue to be limited. We use affiliate and other marketing programs to acquire registered users. We may accelerate these programs which could increase the cost of acquisition. Additionally, we will no longer incur the trade show, conference and other costs of marketing to the educational market as a result of our bigchalk.com transaction.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of expenses for administration, office operations, finance and general management activities, including legal, accounting and other professional fees. General and administrative expenses were $703,000 for the three months ended March 31, 2000, compared to $752,000 for the three months ended March 31, 1999. We do not anticipate that general and administrative expenses will increase significantly in the second quarter unless we consider or enter into any strategic alliances or transactions, or hire additional management.

    INCOME (LOSS) IN EQUITY INVESTMENT. The loss in equity investment consists of our share of the results of operations of bigchalk.com. The loss of equity in the investment was $2,499,000 during the first quarter of 2000. There were no such costs during 1999. As of March 31, 2000, we held a 30.28% interest in the common stock of bigchalk.com. We expect that bigchalk.com will continue to generate net losses in 2000 as it develops its business and expands market share.

    INTEREST INCOME (EXPENSE), NET. We recorded net interest income of $5,000 in the three months ended March 31, 2000, as compared to net interest expense of $287,000 in the three months ended March 31, 1999. Approximately $196,000 of interest income was earned in the current quarter. Offsetting this income was $191,000 in interest expense primarily arising from interest accrued upon the convertible debt issued on February 11, 1999, and the amortization of the debt discount (which is due to the warrant valuation and beneficial conversion feature of the convertible debt). Approximately $300,000 of interest expense was incurred in the prior year quarter as a result of the amortization of the debt discount and interest expense related to the convertible debentures. Interest expense in the second quarter of 2000 is expected to remain consistent as we will continue to incur interest expense for the amortization of the debt discount and interest incurred on the debenture, and interest income will decrease as our cash balances decrease.

    INCOME TAXES. We have incurred net operating losses since inception and accordingly, have not recorded an income tax benefit for these losses.

                                      5-11

LIQUIDITY AND CAPITAL RESOURCES

    To date, we have funded our operations and capital requirements through proceeds from the private sale of equity securities, our initial public offering, proceeds from the transaction with Bell & Howell Company and bigchalk.com, proceeds from the issuance of preferred stock, utilization of an accounts receivable purchase agreement, and, to a lesser extent, operating leases.

    We had cash, cash equivalents and investments of approximately $14,563,000 at March 31, 2000, as compared to $3,739,000 at December 31, 1999, an increase of $10,824,000. We collected a $13.5 million receivable note arising from the Bell & Howell and bigchalk.com transaction in January. We monitor our cash and investment balances regularly and invest excess funds in short-term money market funds, corporate bonds and commercial paper.

    We had working capital of approximately $9.4 million at March 31, 2000, which includes $3 million of convertible debt which is due to be paid or converted in August 2000.

    We used cash in operations of approximately $1,583,000 for the three months ended March 31, 2000 compared with $2,729,000 for the comparable period in 1999. This decrease in cash used is primarily a result of the timing of payables as well as a decrease in costs related to the sale of the educational and online publishing businesses during the fourth quarter of 1999.

    Net cash provided by investing activities was $11,585,000 for the three months ended March 31, 2000, reflecting the collection of the note receivable from the transaction with bigchalk.com net of related fees. This compares to cash provided used in investing activities of $62,000 for the three months ended March 31, 1999. Net cash used for capital expenditures was $199,000 and $62,000, respectively, for the three months ended March 31, 2000 and 1999. Net cash used for the purchase of intangibles related to Newsdirectory.com was $70,000 for the three months ended March 31, 2000.

    Our principal commitments at March 31, 2000 consisted of obligations under the bigchalk.com service and license agreements. In addition, in April 2000, we entered into a 42-month facility lease agreement (see Note 5 in Item 1).

    Capital expenditures have been, and future expenditures are anticipated to be, primarily for facilities and equipment to support the expansion of our operations and systems. We expect that our capital expenditures will increase as the number of sites on the Infonautics Network increases. As of March 31, 2000, we had commitments for less than $100,000 in capital expenditures for equipment to support the increased customer base. We anticipate that our planned purchases of capital equipment, a move to new offices and the related expenses will require additional expenditures of approximately $1,000,000 for the remainder of 2000, a portion of which we may finance through equipment leases, or a working capital line of credit. We have obtained financing for some of this equipment through an equipment lease, however, there can be no guarantee we will obtain future lease financing.

    Net cash provided by financing activities was $822,000 in the three months ended March 31, 2000, compared to $2,667,000 in the three months ended March 31, 1999. During 2000, we received funds through the exercise of stock options of former employees who were hired by bigchalk.com and had until March 30, 2000 to exercise options. In February 1999, we raised an additional $3 million through the issuance of convertible debt.

    We currently anticipate that the cash balances and cash from operations, will be sufficient to meet our anticipated needs for at least the next twelve months. We may need to raise additional funds in the future in order to fund more aggressive marketing or growth, to develop new or enhanced services, to respond to competitive pressures or to make acquisitions. Any required additional financing may not be available on terms favorable to us, or at all, and may result in dilution to our shareholders.

                                      5-12

SEASONALITY

    During the summer months, and possibly during other times of the year such as major holidays, Internet usage often declines. As a result, our sites may experience reduced user traffic. For example, our experience with Electric Library shows that new user registrations and usage of the site declines during the summer months and around the year-end holidays. Our experience with Company Sleuth shows that new user registrations and usage of the site declines at about the same times. Not all of our sites may experience the same seasonal effects and some, Shopping Sleuth, for example, might experience increased usage during the gift-buying season around the year-end holidays. Seasonality may also affect advertising and affiliate performance which could in turn affect our sites' performance.

                                      5-13

PART II.  OTHER INFORMATION

ITEM 5.  OTHER INFORMATION

    On January 10, 2000, we entered into a Stockholders Agreement with bigchalk.com, Inc. and Bell & Howell Information and Learning Company, as well as with the investors in a private placement of bigchalk.com preferred stock and common stock. The Stockholders Agreement specifies the rights and obligations of the bigchalk.com founders, Infonautics and Bell & Howell Information and Learning Company, as well as the private placement investors. Under the agreement, we have, among other rights, limited registration rights for our bigchalk.com stock. We, along with the other investors, are also subject to certain lock-up provisions as specified in the Stockholders Agreement.

ITEM 6.  EXHIBITS & REPORTS ON FORM 8-K

(a) Exhibits:

                 3.1                  --   Form of Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on
                                           Form S-1 (File No. 333-2428) as amended in part by the
                                           Exhibit 3.1 attached to this Form 10-Q)

               10.20                  --   Stockholders Agreement dated January 10, 2000 between the
                                           Company, bigchalk.com, Inc., Bell & Howell Information and
                                           Learning Company, TBG Information Investors LLC, Core
                                           Learning Group LLC, Core Learning Group--BC, LLC, APA
                                           Excelsior V, L.P, Patricof Private Investment Club II, L.P.,
                                           Frank A. Bonsal, Jr., WS Investment Company 99B, Alan K.
                                           Austin, The San Domenico Trust, Timothy J. Sparks, and
                                           Daniel K. Yuen

                27.0                  --   Financial Data Schedule

(b) Reports on Form 8-K:

    None.

                                      5-14

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       INFONAUTICS, INC.

                                                       By:             /s/ DAVID VAN RIPER
                                                            -----------------------------------------
                                                                      David Van Riper Morris
                                                                     CHIEF EXECUTIVE OFFICER
Date: May 15, 2000

                                                       By:           /s/ FEDERICA F. O'BRIEN
                                                            -----------------------------------------
                                                                       Federica F. O'Brien
                                                            PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER
Date: May 15, 2000

                                      5-15

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

                            ------------------------

                                  FORM 10-Q/A

   /X/     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2000

                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER 0-28284

                            ------------------------

                               INFONAUTICS, INC.
             (exact name of registrant as specified in its charter)

             PENNSYLVANIA                                   23-2707366
     (State or other jurisdiction                     (IRS Employer ID No.)
   of incorporation of organization)

               900 WEST VALLEY ROAD, SUITE 1000, WAYNE, PA 19087
                    (Address of principal executive offices)

                                 (610) 971-8840
              (Registrant's telephone number, including area code)

                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

               CLASS                        OUTSTANDING AT MARCH 31, 2000
               -----                        -----------------------------
Class A Common Stock, no par value                  12,075,483
Class B Common Stock, no par value                    100,000

                      DOCUMENTS INCORPORATED BY REFERENCE

    None.

PRELIMINARY NOTE:

    This Form 10-Q/A is being filed to report a correction in Part I, Item 1,
Note 3 of the Notes to Consolidated Financial Statements to the Form 10-Q filed on May 15, 2000. No other changes to the Form 10-Q filed on May 15, 2000 are made by this filing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         PART I:  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

3.  INVESTMENT IN AFFILIATES:

    During January 2000, the Company's equity interest in bigchalk.com was diluted from 30.89% to 30.28% of the outstanding common stock as a result of a private financing closed by bigchalk.com. For the three months ended March 31, 2000, the Company expensed $2,499,000 as its equity in the unaudited losses of bigchalk.com for the corresponding quarter.

    The Company also incurred $696,241 of content royalties and $240,083 of technical services fees to bigchalk.com during the three months ended March 31, 2000. These costs were the result of our content and technical services agreements with bigchalk.com. At March 31, 2000, $646,695 is due to bigchalk.com for these content royalties and technical services fees.

    The unaudited statement of operations of bigchalk.com for the three months ended March 31, 2000 is as follows, in millions:

Net revenues................................................  $ 8
Gross profit................................................    5
Loss from continuing operations.............................   (7)
Net loss available to common shareholders...................   (8)

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       INFONAUTICS, INC.
                                                       (Registrant)

Dated: May 16, 2000                                    By:           /S/ GERARD J. LEWIS, JR.
                                                            -----------------------------------------
                                                                       Gerard J. Lewis, Jr.
                                                                VICE PRESIDENT & GENERAL COUNSEL,
                                                                            SECRETARY

                                                                         ANNEX 6
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

                            ------------------------

                                   FORM 10-Q

   /X/     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2000

                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER 0-28284

                            ------------------------

                               INFONAUTICS, INC.
             (exact name of registrant as specified in its charter)

             PENNSYLVANIA                                   23-2707366
     (State or other jurisdiction                        (I.R.S. Employer
   of incorporation of organization)                   Identification No.)

              590 NORTH GULPH ROAD, KING OF PRUSSIA, PA 19406-2800
                    (Address of principal executive offices)

                                 (610) 971-8840
              (Registrant's telephone number, including area code)

                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

               CLASS                        OUTSTANDING AT JUNE 30, 2000
               -----                        ----------------------------
Class A Common Stock, no par value                  12,124,633
Class B Common Stock, no par value                   100,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               INFONAUTICS, INC.

                                     INDEX

                                                              PAGE NUMBER
                                                              -----------
PART I: FINANCIAL INFORMATION
  Item 1. Financial Statements

    Consolidated Balance Sheets as of June 30, 2000
      (unaudited) and December 31, 1999.....................        3

    Consolidated Statements of Operations (unaudited) for
      the three months and six months ended June 30, 2000
      and June 30, 1999.....................................        4

    Consolidated Statements of Cash Flows (unaudited) for
      the six months ended June 30, 2000 and June 30,
      1999..................................................        5

    Notes to Consolidated Financial Statements..............      6-8

  Item 2. Management's Discussion and Analysis of Financial
    Condition and Results of Operations.....................     9-14

  Item 3. Quantitative and Qualitative Disclosures about
    Market Risk.............................................       14

PART II: OTHER INFORMATION

  Item 6. Exhibits and Reports on Form 8-K..................       15

                                      6-2

PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                               INFONAUTICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                              JUNE 30, 2000       1999
                                                              -------------   ------------
                                                               (UNAUDITED)
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 12,975,212    $  3,739,024
  Receivables:
    Trade, less allowance for doubtful accounts of $11,996
      in 2000 and $99,800 in 1999...........................       750,359         637,316
    Due from affiliate......................................            --      13,500,000
    Other...................................................        44,557         513,231
  Prepaid expenses and other assets.........................       206,148         267,230
                                                              ------------    ------------
      Total current assets..................................    13,976,276      18,656,801
Property and equipment, net.................................       724,700         492,438
Investments in affiliates...................................     4,944,796      10,885,773
Intangible and other assets.................................       222,824          26,415
                                                              ------------    ------------
      Total assets..........................................  $ 19,868,596    $ 30,061,427
                                                              ============    ============

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    911,750    $    916,292
  Due to affiliate..........................................     1,044,581              --
  Accrued expenses..........................................       610,462       2,438,515
  Accrued royalties.........................................            --          75,606
  Deferred revenue..........................................       804,774         858,159
  Convertible debt..........................................     3,228,771       2,857,322
                                                              ------------    ------------
      Total current liabilities.............................     6,600,338       7,145,894
      Total liabilities.....................................     6,600,338       7,145,894
                                                              ------------    ------------
Commitments and contingencies

Shareholders' equity:
  Class A common stock, no par value; 25,000,000 shares
    authorized; one vote per share; 12,124,633 and
    11,757,076 shares issued and outstanding at June 30,
    2000 and December 31, 1999, respectively................            --              --
  Class B common stock, no par value; 100,000 shares
    authorized, issued and outstanding......................            --              --
  Additional paid-in capital................................    59,377,017      58,316,564
  Accumulated deficit.......................................   (46,108,759)    (35,401,031)
                                                              ------------    ------------
      Total shareholders' equity............................    13,268,258      22,915,533
                                                              ------------    ------------
      Total liabilities and shareholders' equity............  $ 19,868,596    $ 30,061,427
                                                              ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                      6-3

                               INFONAUTICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                           THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                                           ---------------------------   -------------------------
                                               2000           1999          2000          1999
                                           ------------   ------------   -----------   -----------
Revenues.................................  $ 3,005,707    $ 5,977,004    $6,046,844    $11,208,032
                                           -----------    -----------    -----------   -----------

Costs and expenses:
    Cost of revenues.....................      863,106      1,818,825     1,666,733      3,527,944
    Customer support expenses............       98,413        297,750       118,140        569,782
    Technical operations and development
      expenses...........................    1,584,874      1,970,296     3,014,987      4,186,859
    Sales and marketing expenses.........    1,903,588      3,020,682     4,787,034      5,825,234
    General and administrative
      expenses...........................      536,532        817,572     1,239,871      1,569,146
                                           -----------    -----------    -----------   -----------
      Total costs and expenses...........    4,986,513      7,925,125    10,826,765     15,678,965
                                           -----------    -----------    -----------   -----------
Loss from operations.....................   (1,980,806)    (1,948,121)   (4,779,921)    (4,470,933)
Equity in net losses of unconsolidated
  affiliate..............................   (3,441,817)            --    (5,940,977)            --
Interest income (expense), net...........        7,797       (411,872)       13,170       (699,201)
                                           -----------    -----------    -----------   -----------
      Net loss...........................   (5,414,826)    (2,359,993)   (10,707,728)   (5,170,134)
Redemption of preferred stock in excess
  of carrying amount.....................           --             --            --        (74,875)
                                           -----------    -----------    -----------   -----------
Net loss attributable to common
  shareholders...........................  $(5,414,826)   $(2,359,993)   $(10,707,728) $(5,245,009)
                                           ===========    ===========    ===========   ===========
Loss per common share--basic and
  diluted................................  $      (.44)   $      (.20)   $     (.88)   $      (.45)
                                           ===========    ===========    ===========   ===========
Weighted average shares
  outstanding--basic and diluted.........   12,212,900     11,666,700    12,123,000     11,664,700
                                           ===========    ===========    ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                      6-4

                               INFONAUTICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
Cash flows from operating activities:
  Net loss..................................................  $(10,707,728)  $(5,170,134)
  Adjustments to reconcile net loss to cash provided by
    (used in) operating activities:
    Depreciation and amortization...........................       294,587       727,968
    Amortization of discount on debt........................       266,448       573,820
    Accretion on convertible debt...........................       105,000        80,625
    Provision for losses on accounts receivable.............         6,000       206,213
    Amortization of deferred compensation...................            --        62,500
    Equity in investee losses...............................     5,940,977            --
    Changes in operating assets and liabilities:
      Receivables:
        Trade...............................................      (119,043)     (195,960)
        Other...............................................       468,674       (43,138)
    Prepaid and other assets................................        28,284       307,063
    Accounts payable........................................       156,115      (598,617)
    Due to affiliate........................................     1,044,581            --
    Accrued expenses........................................      (342,700)     (305,599)
    Accrued royalties.......................................       (75,606)      424,441
    Deferred revenue........................................       (53,385)   (1,693,104)
                                                              ------------   -----------
          Net cash used in operating activities.............    (2,987,796)   (5,623,922)
                                                              ------------   -----------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (500,459)     (236,017)
  Receipts from disposition of businesses, net..............    11,853,990            --
  Purchase of intangibles...................................       (70,000)           --
                                                              ------------   -----------
          Net cash provided by (used in) investing
            activities......................................    11,283,531      (236,017)
                                                              ------------   -----------
Cash flows from financing activities:
  Proceeds from borrowings under accounts receivable
    purchase agreement......................................            --     1,790,596
  Repayments of borrowings under accounts receivable
    purchase agreement......................................            --      (257,496)
  Net proceeds from issuance of common stock................       940,453       169,792
  Repurchase of preferred stock.............................            --      (333,358)
  Proceeds from long term borrowings........................            --     3,000,000
  Payments on capital lease obligations.....................            --      (200,823)
                                                              ------------   -----------
          Net cash provided by financing activities.........       940,453     4,168,711
                                                              ------------   -----------
Net increase (decrease) in cash and cash equivalents........     9,236,188    (1,691,228)
Cash and cash equivalents, beginning of period..............     3,739,024     3,267,811
                                                              ------------   -----------
Cash and cash equivalents, end of period....................  $ 12,975,212   $ 1,576,583
                                                              ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                      6-5

                               INFONAUTICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION:

    The unaudited consolidated financial statements of Infonautics, Inc. (including its subsidiaries, "Infonautics," and the "Company") presented herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission for quarterly reports on Form 10-Q. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. It is suggested that these financial statements be read in conjunction with the financial statements for the year ended December 31, 1999 and the notes thereto included in the Company's 1999 Annual Report on Form 10-K.

    The financial information in this report reflects, in the opinion of management, all adjustments of a normal recurring nature necessary to present fairly the results for the interim period. Quarterly operating results may not be indicative of results which would be expected for the full year.

2. THE COMPANY AND OUR RECENT TRANSACTION:

    Infonautics, Inc. is a provider of personalized information agents and Internet sites. The Infonautics Network of web properties includes the free, advertising supported Sleuth Center content notification sites featuring Company Sleuth, Sports Sleuth, Job Sleuth, Entertainment Sleuth, Mobile Sleuth and Shopping Sleuth. The Infonautics Network also includes search and reference sites consisting of the subscriber based Electric Library and the free Encyclopedia.com, eLibrary Tracker and Newsdirectory.com.

    On December 15, 1999, Infonautics completed a transaction in which Infonautics contributed its Electric Library K-12 and public library contracts, assets, liabilities and related commitments into what is now bigchalk.com, Inc. ("bigchalk.com"), an Internet education company, in exchange for $16.5 million in cash and a 30.89% interest in bigchalk.com. Infonautics continues to develop and market its Sleuth Center sites. The Company also retained the rights to market Electric Library to end-users (subject to an option granted to bigchalk.com to purchase the end-user business). Additionally, the Company sold its e-commerce online archive business for $2 million.

3. INVESTMENT IN AFFILIATES:

    During January 2000, the Company's equity interest in the outstanding common stock of bigchalk.com was diluted from 30.89% to 30.28% as a result of a private financing closed by bigchalk.com. During the second quarter of 2000, bigchalk.com issued shares as part of an acquisition which reduced the Company's common stock ownership to approximately 27.5%. Fully diluted the Company's ownership position is approximately 19%. For the three months ended June 30, 2000, the Company recognized a charge of $3,442,000 as equity in the unaudited losses of bigchalk.com, for a total charge of $5,941,000 recognized for the six months ended June 30, 2000.

    The Company also incurred approximately $725,000 of content royalties and $250,000 of technical services fees to bigchalk.com during the three months ended June 30, 2000. For the six months ended June 30, 2000, the content royalties amounted to $1,422,000 and the technical services fees amounted to $490,000. These costs were the result of our content and technical services agreements with bigchalk.com. Content royalties are recorded as a cost of revenues and technical service fees are included in technical operations and development expenses. At June 30, 2000, $1,045,000 is due to bigchalk.com for these content royalties and technical services fees and is recorded on the balance sheet as due to affiliate.

                                      6-6

                               INFONAUTICS, INC.

3. INVESTMENT IN AFFILIATES: (CONTINUED)
    The unaudited statement of operations of bigchalk.com for the six months ended June 30, 2000 is as follows, in millions:

                                                              SIX MONTHS ENDED
                                                               JUNE 30, 2000
                                                              ----------------
Net revenues................................................        $  17
Gross profit................................................           11
Loss before taxes and accretion.............................          (20)
Net loss to common shareholders.............................          (20)

4. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

    Interest expense of $105,000 and $81,000 was accrued on the February 1999 convertible debt instrument during the six months ended June 30, 2000 and 1999 respectively. Approximately $369,000 was recognized during the six months ended June 30, 1999 as amortization of the discount associated with the beneficial conversion feature on the convertible debt.

    Approximately $800,000 was recorded in February 1999 as an additional discount related to the valuation of warrants issued in connection with the convertible debt. For the six months ended June 30, 2000, $266,000 of this additional discount was amortized and recorded as interest expense, as compared to $204,000 for the six months ended June 30, 1999.

    Cash paid for interest expense was $5,000 and $46,000, for the six months ended June 30, 2000 and 1999, respectively.

    The Company issued common stock in February 2000, as part of the purchase of intangibles, with a fair value of approximately $120,000. During the six months ended June 30, 2000, the Company amortized $26,389 of this intangible.

    In connection with the repurchase of 283 shares of Series A Convertible Preferred Stock made under the July 1998 financing, the Company charged additional paid-in capital in the first quarter of 1999 for approximately $75,000, which represents the excess of the redemption price over the accreted carrying value of the Series A Preferred Stock.

    Gross barter income and expenses of $256,548 and $178,550 are included in revenue and marketing expenses for the six months ended June 30, 2000 and 1999, respectively.

5. COMMITMENTS AND CONTINGENCIES:

    LEASES:

    In April 2000, the Company entered a lease agreement to occupy office space for a term of three years. The lease terms provide for six free months of rent, commencing in July 2000, followed by annual commitments of $288,500, $303,500 and $318,500 for 2001, 2002 and 2003, respectively. The Company moved its principal office and occupied the space in July 2000, and will begin rental payments in January 2001. Rent expense will be recognized ratably over the term of the lease.

    The Company entered several financing arrangements to lease $172,000 of computer and telephone equipment, commencing in July 2000. The leases are classified as capital leases. The equipment has original lease terms ranging from 24 to 44 months, with a fair value purchase option at

                                      6-7

                               INFONAUTICS, INC.

5. COMMITMENTS AND CONTINGENCIES: (CONTINUED) the end of each lease term. Leased equipment amounting to $172,370 will be included in property and equipment with aggregate minimum lease payments of approximately $205,000.

6. SUBSEQUENT EVENT:

    AGREEMENT TO MERGE COMPANY:

    On July 31, 2000, the Company, IBS Interactive, Inc. and First Avenue Ventures, Inc. announced a three-way strategic combination to create a publicly-held Venture Technology Company that will be named Digital
Fusion, Inc. Under the terms of the definitive agreement, Infonautics and IBS Interactive stock will be converted to Digital Fusion stock at fixed exchange ratios. Shareholders of both companies will receive one share of Digital Fusion stock for each share of Infonautics or IBS Interactive stock that they own. First Avenue Ventures will invest $6 million in the new company and its shareholders will receive shares of Digital Fusion preferred or common stock, which will represent, in the aggregate, approximately 4.5% of the issued and outstanding shares of new company. The merger will be accounted for as a purchase transaction and is subject to certain closing conditions, including regulatory approvals and the approval of Infonautics' and IBS Interactive's shareholders.

    EXCHANGE OF MINORITY INTEREST IN HALF.COM:

    On July 11, 2000, Infonautics exchanged its minority interest in Half.com to eBay, Inc. for 174,387 shares of eBay, Inc. common stock in connection with eBay's acquisition of Half.com. The Company will account for this transaction in accordance with Statement of Financial Accounting Standards (SFAS) Number 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses for eBay stock will be excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.

    CONVERSION OF CLASS B COMMON STOCK:

    Pursuant to a Notice of Conversion executed July 30, 2000, a co-founder of Infonautics and the sole holder of the Company's Class B common stock, converted the outstanding 100,000 shares of Class B common stock into 100,000 shares of Infonautics' Class A common stock pursuant to Article 3.D.1 of the Amended and Restated Articles of Incorporation. The Company effected the conversion as of August 3, 2000 and as a result holds the 100,000 shares of Class B common stock as Treasury stock.

                                      6-8

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This Report on Form 10-Q contains, in addition to historical information, forward-looking statements by Infonautics with regard to its expectations as to financial results and other aspects of its business that involve risks and uncertainties and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "should," "anticipate," "believe," "plan," "estimate," "expect" and "intend," and other similar expressions are intended to identify forward-looking statements. These include, for example, statements regarding the sufficiency of Infonautics' liquidity, including cash resources and capital, the number of registered users and subscribers, gross margins, current and future expenses and costs, future revenues and shortfalls in revenues, use of system resources and marketing effects, growth and expansion plans, sales and marketing plans, changes in our marketing partners, capital expenditures, seasonality, operating results, licensing and service contracts with bigchalk.com, Inc., the transaction with bigchalk.com, Inc, the merger with IBS Interactive, Inc and First Avenue Ventures, Inc., failure of the Infonautics or IBS stockholders to approve the merger, completion of the transactions related to it, the risk that the Infonautics, IBS and First Avenue business will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for Digital Fusion's business strategy, the value of any holdings by the companies, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, the risks set forth in the Company's filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Infonautics as of the date of this document, and Infonautics assumes no obligation to update these cautionary statements or any forward-looking statements.

RECENT DEVELOPMENTS

JULY 30, 2000 AGREEMENT:

    On July 30, 2000, IBS Interactive, Inc. ("IBS"), Infonautics, Inc. ("Infonautics") and First Avenue Ventures, Inc. ("First Avenue") entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"). The Reorganization Agreement provides for a business combination to be accomplished by the formation of a holding company and the merger of subsidiaries of the holding company with and into IBS, Infonautics and First Avenue so that, after completion of the business combination, IBS, Infonautics and First Avenue will be wholly-owned subsidiaries of the new holding company which will be named Digital Fusion, Inc.

    In the business combination, stockholders of IBS and shareholders of Infonautics would receive one share of the common stock of Digital Fusion for each share of common stock of IBS or Infonautics that they own. Following completion of the business combination, stockholders of IBS would hold common stock of Digital Fusion representing approximately 34% of the outstanding common stock of Digital Fusion on a fully diluted basis; shareholders of Infonautics would hold common stock of Digital Fusion representing approximately 61% of the outstanding common stock of Digital Fusion on a fully diluted basis; and stockholders of First Avenue would hold common and preferred stock of Digital Fusion representing approximately 4.5% of the outstanding common stock of Digital Fusion on a fully diluted basis.

    Consummation of the business combination is subject to a number of conditions, including approval of the stockholders of IBS and the shareholders of Infonautics. The merger is expected to close in the fourth quarter.

                                      6-9

    Even though there can be no assurance that the merger will be finalized, the Company will incur significant costs and fees while working to complete the transaction and if the merger is consummated, all direct costs will be capitalized as part of the purchase price and amortized. If the merger is not consummated, these costs will be expensed.

DECEMBER 15, 1999 TRANSACTION:

    On December 15, 1999, Infonautics completed a transaction in which Infonautics contributed its Electric Library K-12 and public library contracts, assets, liabilities and related commitments into what is now bigchalk.com, Inc. ("bigchalk.com"), an Internet education company. Infonautics continues to develop and market its Sleuth Center sites. The Company also retained the rights to market Electric Library to end-users (subject to an option granted to bigchalk.com to purchase the end-user business).

    RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2000 AS COMPARED TO THE THREE MONTHS ENDED JUNE 30, 1999, AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AS COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1999

    PRO FORMA RESULTS OF OPERATIONS:

    The pro forma results of operations reflected here are based on available information and certain information and assumptions that the Company's management believes are reasonable. As a result of the transaction with bigchalk.com and Bell & Howell Company, the following pro forma information for the three and six months ended June 30, 1999 has been prepared for comparative purposes to the ongoing operations of the Company:

                                                    THREE MONTHS    SIX MONTHS
                                                    ------------   ------------
Revenues..........................................   $2,450,000    $  4,446,000
Costs and Expenses................................    3,426,000       6,463,000
Loss from Operations..............................     (976,000)     (2,017,000)

REVENUES.

    Total revenues were $3,006,000 for the three months ended June 30, 2000, and $5,977,000 for the three months ended June 30, 1999. Pro forma revenues for the three months ended June 30, 1999 were $2,450,000. Total revenues were $6,047,000 for the six months ended June 30, 2000 compared to $11,208,000 for the six months ended June 30, 1999. Pro forma revenues for the six months ended
June 30, 1999 were $4,446,000.

    End-user subscription revenue, a continuing market for us, accounted for $2,507,000, or 83% of revenues for the three months ended June 30, 2000 and $2,154,000 or 88% of pro forma revenue for the three months ended June 30, 1999. Total end-user revenues were $4,908,000, or 81%, for the six months ended
June 30, 2000 compared to $3,921,000, or 88% of pro forma revenues for the six months ended June 30, 1999. The increase in the total revenues is primarily a result of the increasing number of subscribers, as we had more than 100,000 subscribers at June 30, 2000 compared to approximately 88,000 at June 30, 1999.

    Advertising and other e-commerce revenues, a continuing market for us, were $499,000, or 17% of revenues for the three months ended June 30, 2000 and $230,000, or 9% of pro forma revenues for the three months ended June 30, 1999. Total advertising revenues were $1,133,000, or 19%, for the six months ended June 30, 2000 and $370,000, or 8% of pro forma revenues for the six months ended June 30, 1999. The Company expects that advertising and other e-commerce revenues growth will be impacted by the growing registered user base of the Company's web sites, and further by the size of the advertising and sponsorship contracts entered into in any one quarter, and accordingly, revenue growth may increase or decrease in consecutive quarters, but is expected to grow on an annual basis.

                                      6-10

    There was no reseller revenue for the three months ended June 30, 2000, compared to approximately $66,000, or 3% of pro forma revenues for the three months ended June 30, 1999. For the six months ended June 30, 2000 and 1999, reseller revenue was approximately $6,000 and $155,000, respectively. All reseller contracts have expired and we are no longer pursuing the reseller business.

    Educational revenues accounted for $3,042,000 or 51% of revenue for the three months ended June 30, 1999. Total educational revenues were $5,747,000 for the six months ended June 30, 1999. There were no educational revenues in 2000, as all educational contracts are now owned by bigchalk.com.

    E-commerce online publishing revenue was $192,000 or 3% of revenue in the three months ended June 30, 1999. Content management and custom archive services revenue was generated from primarily archive services. Revenue for the six months ended June 30, 1999 amounted to $415,000. There were no revenues from E-commerce online publishing in 2000, as we sold this business to Bell & Howell Information and Learning Company as part of our bigchalk.com transaction.

    Extranet and intranet knowledge management services (IntelliBank) revenue was $22,000, or less than 1% of revenue in the three months ended June 30, 1999. Revenue was $137,000 for the six months ended June 30, 1999. There were no IntelliBank revenues in 2000 as we have discontinued that business.

    There were no other revenue for the three months ended June 30, 2000 and there was $271,000 of other revenue, or 5% of revenues for the three months ended June 30, 1999. For the six months ended June 30, 2000 and 1999, other revenue amounted to $0 and $463,000, respectively. Other revenue in 1999 consisted primarily of international revenue.

COST OF REVENUES.

    The principal elements of our cost of revenues during 2000 are royalty and license fees on end-user revenues paid to bigchalk.com, which is currently the sole provider of content, hardware and software, and communication costs associated with the delivery of the Electric Library services. Cost of revenues was $863,000, or 29% of revenues, for the three months ended June 30, 2000 compared to $1,819,000, or 30% of revenues, for the three months ended June 30, 1999. Cost of revenues for the six months ended June 30, 2000 and 1999 were $1,667,000, or 28% and $3,528,000,or 31% respectively.

    Cost of revenues in absolute dollars decreased in 2000 due to the decrease in revenues as a result of the sale of the educational and international contracts to bigchalk.com. Additionally, the percentage of cost of revenues decreased as a result of change in the product mix, as the advertising and e-commerce revenues make up a greater portion of revenues in 2000, and there are no royalty or license fees on these revenues.

CUSTOMER SUPPORT.

    Customer support expenses consist primarily of costs associated with the staffing of professionals responsible for assisting users with technical and product issues and monitoring customer feedback. Customer support expenses were $98,000 for the three months ended June 30, 2000, compared to $298,000 for the three months ended June 30, 1999. As a percentage of revenue, customer support expenses for the second quarter were 3% in 2000 and 5% in 1999. Customer support expenses were $118,000 for the six months ended June 30, 2000, compared to $570,000 for the six months ended June 30, 1999. The decrease in 2000 resulted primarily from lower staffing levels as a result of the bigchalk.com transaction. We anticipate continuing to make increasing customer support expenditures, including hiring customer support personnel, as we improve our customer service for all products on the Infonautics Network.

                                      6-11

TECHNICAL OPERATIONS AND DEVELOPMENT.

    Technical operations and development expenses consist primarily of costs associated with maintaining our service, data center operations, hardware expenses and data conversion costs as well as the design, programming, testing, documentation and support of our new and existing sites. To date, all of our costs for technical operations and development have been expensed as incurred. Technical operations and development expenses were $1,585,000 or 53% of total revenues for the three months ended June 30, 2000, compared to $1,970,000 or 33% of total revenues for the three months ended June 30, 1999. For the six months ended June 30, 2000 and 1999, the technical development and operations costs were $3,015,000 and $4,187,000, or 50% and 37% of total revenues, respectively. A significant portion of these development costs in 2000 have resulted from the technical services agreement with bigchalk.com, requiring a percentage of Electric Library end-user revenues to be paid to bigchalk.com for use of the Electric Library technical support and data center operations. The absolute dollar decrease was largely due to the bigchalk.com transaction, as many of our personnel and costs associated with those personnel were included in the sale to bigchalk.com. However, we expect that the level of technical operations and development expenses may increase quarter over quarter as we develop new and enhanced sites and upgrades to the current sites which may include the use of outside consultants and additional hiring.

SALES AND MARKETING.

    Sales and marketing costs consist primarily of costs related to compensation, attendance at conferences and trade shows, marketing programs, advertising and promotion. Sales and marketing expenses were $1,904,000 for the three months ended June 30, 2000, compared to $3,021,000 for the three months ended June 30, 1999. As a percentage of revenue, sales and marketing costs were 63% and 51% for the three months ended June 30, 2000 and 1999, respectively. Sales and marketing costs were $4,787,000 and $5,825,000, or 79% and 52% of revenue, for the six months ended June 30, 2000 and 1999 respectively. The principal reasons for the decrease in absolute dollars was a decrease in sales personnel costs as a result of the bigchalk.com transaction. Offsetting some of this cost reduction was a Sports Sleuth marketing campaign expensed in the first quarter of 2000, which cost approximately $1 million. Additionally, during 1999, we were implementing cost reduction efforts in our marketing programs. The marketing of the Electric Library end-user business has been and will continue to be limited. We use affiliate and other marketing programs to acquire registered users. We may accelerate these programs which could increase the cost of acquisition. We currently have no plans for a significant marketing program similar to the Sports Sleuth marketing campaign in March 2000. Further, we will no longer incur the same amount of trade show, conference and other costs of marketing to the educational market as a result of our bigchalk.com transaction.

GENERAL AND ADMINISTRATIVE.

    General and administrative expenses consist primarily of expenses for administration, office operations, finance and general management activities, including legal, accounting and other professional fees. General and administrative expenses were $537,000 for the three months ended June 30, 2000, compared to $818,000 for the three months ended June 30, 1999. For the six months ended June 30, 2000, general and administrative expenses were $1,240,000, as compared to $1,569,000 for the six months ended June 30, 1999. The decrease in general and administrative expenses is a result of reduced administrative costs associated with the e-commerce online publishing and the educational businesses which were sold as part of the bigchalk.com transaction. The Company will incur significant professional expenses related to the recently proposed merger. If the merger is consummated, these expenses will be capitalized as part of the purchase price and amortized. If the merger is not consummated, these costs will be expensed.

                                      6-12

INCOME (LOSS) IN EQUITY INVESTMENT.

    The loss in equity investment consists of our share of the results of operations of bigchalk.com. The loss from equity in the bigchalk.com investment was $3,442,000 during the second quarter of 2000, and $5,941,000 for the six months ended June 30, 2000. There were no such investment losses during 1999. As of June 30, 2000, we held a 27.5% interest in the common stock of bigchalk.com. We expect that bigchalk.com will continue to generate net losses in 2000 as it develops its business and expands market share. These amounts are recognized each quarter based on the unaudited information provided by bigchalk.com and may change as a result of any quarterly or year end adjustments.

INTEREST INCOME (EXPENSE), NET.

    The Company earned net interest income of $8,000 in the three months ended June 30, 2000, as compared to net interest expense of $412,000 in the three months ended June 30, 1999. Approximately $194,000 of interest income was earned in the current quarter. Offsetting this income was $186,000 in interest expense primarily arising from interest accrued upon the convertible debt issued on February 11, 1999, and the amortization of the debt discount (which is due to the warrant valuation and beneficial conversion feature of the convertible debt). Approximately $426,000 of interest expense was incurred in the prior year quarter, primarily a result of the amortization of the debt discount and interest expense related to the convertible debentures. The Company earned net interest income of $13,000 in the six months ended June 30, 2000, as compared to net interest expense of $699,000 in the six months ended June 30, 1999. Offsetting the interest income of $390,000 for the six months ended June 30, 2000 is interest expense of $377,000. This expense is primarily related to the interest accrued upon the convertible debt issued on February 11, 1999, and the amortization of the debt discount. For the six months ended June 30, 1999, $746,000 of interest expense was incurred, arising from the interest and discount on the convertible debt, plus amortization of an additional $369,000 discount recorded for issuance of the convertible debt below market.

    The Company expects the interest expense to decrease in the third quarter of 2000, as the discount on convertible debt will be fully amortized by August 11, 2000, and we expect that the debt will either be converted by the holder into approximately 800,000 shares of Class A common stock, or if not converted, the debt will be repaid by the company.

INCOME TAXES.

    A valuation allowance has been established against the Company's net deferred tax asset due to the Company's history of losses, and the uncertainty as to the realizability of the asset.

LIQUIDITY AND CAPITAL RESOURCES

    To date, we have funded our operations and capital requirements through proceeds from the private sale of equity securities, our initial public offering, proceeds from the transaction with Bell & Howell Company and bigchalk.com, proceeds from the issuance of preferred stock, utilization of an accounts receivable purchase agreement, and, to a lesser extent, operating and capital leases.

    We had cash, cash equivalents and investments of approximately $12,975,000 at June 30, 2000, as compared to $3,739,000 at December 31, 1999, an increase of $9,236,000. We collected a $13.5 million receivable note arising from the Bell & Howell and bigchalk.com transaction in January. We monitor our cash and investment balances regularly and invest excess funds in a short-term government investment fund.

    We had working capital of approximately $7,376,000 at June 30, 2000, which includes $3,229,000 of convertible debt which is due to be paid or converted by August 11, 2000.

                                      6-13

    We used cash in operations of approximately $2,988,000 for the six months ended June 30, 2000 compared with $5,624,000 for the comparable period in 1999. This decrease in cash used is primarily a result of the timing of payables as well as a decrease in costs related to the sale of the educational and online publishing businesses during the fourth quarter of 1999.

    Net cash provided by investing activities was $11,284,000 for the six months ended June 30, 2000, reflecting the collection of the note receivable from the transaction with bigchalk.com net of related fees. This compares to cash used in investing activities of $236,000 for the six months ended June 30, 1999. Net cash used for capital expenditures was $500,000 and $236,000, respectively, for the six months ended June 30, 2000 and 1999. Net cash used for the purchase of intangibles related to Newsdirectory.com was $70,000 for the six months ended June 30, 2000.

    Our principal commitments at June 30, 2000 consisted of obligations under the bigchalk.com service, license agreements, leases for facilities and equipment, and professional fees related to the merger agreement.

    Capital expenditures have been, and future expenditures are anticipated to be, primarily for facilities and equipment to support the expansion of our operations and systems. We expect that our capital expenditures will increase as the number of sites on the Infonautics Network increases. As of June 30, 2000, we had commitments for approximately $1,100,000 in leasehold improvements for the new office space, furniture and fixtures, and capital expenditures for equipment to support the increased customer base. We anticipate that our planned purchases of property and equipment will require additional commitments of approximately $400,000 for the remainder of 2000, a portion of which we may finance through equipment leases, or a working capital line of credit. We have obtained financing for some of this equipment through equipment leases, however, there can be no guarantee we will obtain future lease financing.

    Net cash provided by financing activities was $940,000 in the six months ended June 30, 2000, compared to $4,169,000 in the six months ended June 30, 1999. During 2000, we received funds through the exercise of stock options of mostly former employees who were hired by bigchalk.com and had until March 30, 2000 to exercise options. In February 1999, we raised an additional $3 million through the issuance of convertible debt. In May 1999, we entered a receivable purchase agreement with a bank, which provided a net amount of $1,533,000 to the company through June 30, 1999.

    We currently anticipate that the cash balances and cash from operations, will be sufficient to meet our anticipated needs for at least the next twelve months. We may need to raise additional funds in the future in order to fund more aggressive marketing or growth, to develop new or enhanced services, to respond to competitive pressures or to make acquisitions. Any required additional financing may not be available on terms favorable to us, or at all, and may result in dilution to our shareholders.

SEASONALITY

    During the summer months, and possibly during other times of the year such as major holidays, Internet usage often declines. As a result, our sites may experience reduced user traffic. For example, our experience with Electric Library shows that new user registrations and usage of the site declines during the summer months and around the year-end holidays. Our experience with Company Sleuth shows that new user registrations and usage of the site declines at about the same times. Not all of our sites may experience the same seasonal effects and some might experience increased usage during certain times of the year. Seasonality may also affect advertising and affiliate performance which could in turn affect our sites' performance.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Not applicable.

                                      6-14

PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS & REPORTS ON FORM 8-K

    (a) Exhibits:

       10.1--Lease between American Baptist Churches USA and Infonautics Corporation

       27--Financial Data Schedule

    (b) Reports on Form 8-K:

           None

                                      6-15

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               INFONAUTICS, INC.

Date: August 14, 2000                                   /s/ DAVID VAN RIPER MORRIS
                                               --------------------------------------------
                                                          David Van Riper Morris
                                                          CHIEF EXECUTIVE OFFICER

Date: August 14, 2000                                     /s/ FEDERICA F. O'BRIEN
                                               --------------------------------------------
                                                            Federica F. O'Brien
                                                          CHIEF FINANCIAL OFFICER

                                      6-16

                                                                         ANNEX 7

                                                                  EXECUTION COPY

                      AGREEMENT AND PLAN OF REORGANIZATION

                                     AMONG

                          I. I. HOLDING COMPANY, INC.,

                             IBS INTERACTIVE, INC.,

                               INFONAUTICS, INC.,

                           I. I. MERGER SUB I, INC.,

                           I. I. MERGER SUB II, INC.,

                           I. I. MERGERSUB III, INC.,

                                      AND

                          FIRST AVENUE VENTURES, INC.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
1.   Definitions......................................................      1
2.   The Transaction..................................................      7
     (a)  Formation of Holding Company and Subsidiaries...............      7
     (b)  The Mergers.................................................      8
     (c)  The Closing.................................................      8
     (d)  Actions at the Closing......................................      8
     (e)  Effect of Mergers...........................................      9
     (f)  Procedure for Exchange......................................     13
     (g)  Closing of Transfer Records.................................     15
3.   Representations and Warranties of Info...........................     15
     (a)  Organization, Qualification and Corporate Power.............     15
     (b)  Capitalization..............................................     16
     (c)  Subsidiaries................................................     16
     (d)  Voting Arrangements.........................................     16
     (e)  Authorization of Transaction................................     17
     (f)  Noncontravention............................................     17
     (g)  Filings with the SEC........................................     17
     (h)  Financial Statements........................................     17
     (i)  Events Subsequent to January 1, 2000........................     18
     (j)  Compliance..................................................     18
     (k)  Brokers' and Other Fees.....................................     18
     (l)  Litigation and Liabilities..................................     18
     (m)  Taxes.......................................................     19
     (n)  Fairness Opinion............................................     19
     (o)  Employee Benefits...........................................     19
     (p)  Pennsylvania Business Corporation Law.......................     22
     (q)  Year 2000...................................................     22
     (r)  Environmental Matters.......................................     22
     (s)  Intellectual Property.......................................     22
     (t)  Insurance...................................................     23
     (u)  Certain Contracts...........................................     23
     (v)  Accounting and Tax Matters..................................     23
     (w)  Investment Company..........................................     23
4.   Representations and Warranties of IBS............................     24
     (a)  Organization, Qualification and Corporate Power.............     24
     (b)  Capitalization..............................................     24
     (c)  Subsidiaries................................................     24
     (d)  Voting Arrangements.........................................     25
     (e)  Authorization of Transaction................................     25
     (f)  Noncontravention............................................     25
     (g)  Filings with the SEC........................................     25
     (h)  Financial Statements........................................     26
     (i)  Events Subsequent to January 1, 2000........................     26
     (j)  Compliance..................................................     26
     (k)  Brokers' and Other Fees.....................................     27
     (l)  Litigation and Liabilities..................................     27
     (m)  Taxes.......................................................     27

                                      7-i

                                                                          PAGE
                                                                        --------
     (n)  Fairness Opinion............................................     28
     (o)  Employee Benefits...........................................     28
     (p)  Year 2000...................................................     30
     (q)  Environmental Matters.......................................     30
     (r)  Intellectual Property.......................................     30
     (s)  Insurance...................................................     31
     (t)  Certain Contracts...........................................     31
     (u)  Accounting and Tax Matters..................................     31
     (v)  Investment Company..........................................     31
     (w)  Delaware General Corporation Law............................     31
5.   Representations and Warranties of First Avenue...................     31
     (a)  Organization, Qualification and Power.......................     31
     (b)  Capitalization..............................................     32
     (c)  Operations of First Avenue..................................     32
     (d)  Voting Arrangements.........................................     32
     (e)  Authorization of Transaction................................     32
     (f)  Noncontravention............................................     32
     (g)  Compliance..................................................     33
     (h)  Brokers'and Other Fees......................................     33
     (i)  Litigation and Liabilities..................................     33
     (j)  First Avenue Stockholders...................................     33
6.   Covenants........................................................     33
     (a)  General.....................................................     33
     (b)  Notices and Consents........................................     33
     (c)  Regulatory Matters and Approvals............................     34
     (d)  Operation of Info's Business................................     35
     (e)  Operation of IBS' Business..................................     37
     (f)  Access......................................................     39
     (g)  Notice of Developments......................................     39
     (h)  Info Exclusivity............................................     39
     (i)  IBS Exclusivity.............................................     41
     (j)  Insurance and Indemnification...............................     42
     (k)  Financial Statements........................................     44
     (l)  [Intentionally Omitted].....................................     44
     (m)  Rule 145 Affiliates.........................................     44
     (n)  NASDAQ Listing..............................................     44
     (o)  Tax Free Treatment..........................................     44
     (p)  Employee Plans..............................................     44
     (q)  Operation of First Avenue...................................     44
7.   Conditions to Obligation to Close................................     45
     (a)  Conditions to Obligation of IBS.............................     45
     (b)  Conditions to Obligation of Info............................     47
     (c)  Conditions to Obligation of First Avenue....................     48
     (d)  Conditions to Obligation of HOLDCO..........................     50
8.   Termination......................................................     51
     (a)  Termination of Agreement....................................     51
     (b)  Effect of Termination.......................................     52
9.   Miscellaneous....................................................     53
     (a)  Survival....................................................     53
     (b)  Press Releases and Public Announcements.....................     53

                                      7-ii

                                                                          PAGE
                                                                        --------
     (c)  No Third-Party Beneficiaries................................     53
     (d)  Entire Agreement............................................     53
     (e)  Binding Effect; Assignment..................................     53
     (f)  Counterparts................................................     53
     (g)  Headings....................................................     53
     (h)  Notices.....................................................     53
     (i)  Governing Law...............................................     55
     (j)  Amendments and Waivers......................................     55
     (k)  Severability................................................     55
     (l)  Expenses....................................................     55
     (m)  Construction................................................     56
     (n)  Incorporation of Exhibits...................................     56
     (o)  Definition of Knowledge.....................................     56
     (p)  Waiver of Jury Trial........................................     56

                                     7-iii

                      AGREEMENT AND PLAN OF REORGANIZATION

    AGREEMENT AND PLAN OF REORGANIZATION (the "AGREEMENT") dated as of July 30, 2000, by and among I. I. HOLDING COMPANY, INC., a Delaware corporation ("HOLDCO"), IBS INTERACTIVE, INC., a Delaware corporation ("IBS"), INFONAUTICS, INC., a Pennsylvania corporation ("INFO"), I. I. MERGER SUB I, INC., a Delaware corporation ("IBS MERGER SUB"), I. I. MERGER SUB II, INC., a Pennsylvania corporation ("INFO MERGER SUB"), I. I. MERGERSUB III, INC., a Delaware corporation ("FAV MERGER SUB") and FIRST AVENUE VENTURES, INC., a Delaware corporation ("FIRST AVENUE"). Holdco, IBS, Info, IBS Merger Sub, Info Merger Sub, FAV Merger Sub and First Avenue are referred to collectively herein as the "PARTIES."

                              W I T N E S S E T H:

    WHEREAS, this Agreement contemplates a business combination among IBS, Info and First Avenue to be accomplished as set forth in this Agreement through
(i) the formation by IBS and Info of Holdco, (ii) the formation by Holdco of IBS Merger Sub, Info Merger Sub and FAV Merger Sub as wholly-owned subsidiaries of Holdco, (iii) the merger of IBS Merger Sub with and into IBS (the "IBS MERGER"),
(iv) the merger of Info Merger Sub with and into Info (the "INFO MERGER") and
(v) the merger of FAV Merger Sub with and into First Avenue (the "FAV MERGER" and, together with the IBS Merger and the Info Merger, the "MERGERS");

    WHEREAS, the Board of Directors of each of IBS, Info, IBS Merger Sub and Info Merger Sub has approved this Agreement and the applicable Merger, upon the terms and subject to the conditions set forth herein;

    WHEREAS, the Board of Directors of Info has determined that the Info Merger is advisable and is fair to and in the best interests of the holders of Info's Class A Common Stock, no par value per share (the "INFO Shares"), and has resolved to recommend the approval of the Info Merger and the adoption of this Agreement by the Info Stockholders (as defined in Section 1 below); and

    WHEREAS, the Board of Directors of IBS has determined that the IBS Merger is advisable and is fair to and in the best interests of the holders of IBS' common stock, par value $0.01 per share (the "IBS SHARES"), and has resolved to recommend the approval of the IBS Merger and the adoption of this Agreement by the IBS Stockholders (as defined in Section 1 below);

    WHEREAS, the Board of Directors of First Avenue and the First Avenue Stockholders (as defined in Section 1 below) have approved this Agreement and the FAV Merger upon the terms and subject to the conditions set forth herein;

    WHEREAS, the Board of Directors of Holdco has approved this Agreement and each of the Mergers; and

    WHEREAS, this Agreement contemplates that each of the Mergers will qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and/or an exchange under the provisions of
Section 351 of the Code;

    NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein, and in consideration of the representations, warranties and covenants set forth herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. DEFINITIONS.

    "ACQUISITION PROPOSAL" means either an IBS Acquisition Proposal or an Info Acquisition Proposal.

    "AFFILIATE" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

                                      7-1

    "AGREEMENT" has the meaning set forth in the preambles.

    "BLUE SKY FILINGS" has the meaning set forth in Section 6(c)(i) below.

    "CLOSING" has the meaning set forth in Section 2(c) below.

    "CLOSING DATE" has the meaning set forth in Section 2(c) below.

    "CLOSING SALES PRICE" means with respect to either an IBS Share or an Info Share, as the case may be, on any day, the average of the last reported sale price of one such share on the Nasdaq Small Cap Market for each of the ten trading days immediately preceding such day.

    "CODE" has the meaning set forth in the preambles.

    "CONFIDENTIALITY AGREEMENT" means the Mutual Confidentiality and Non-disclosure Agreement dated February 16, 2000 between IBS and Info, providing that, among other things, each of IBS and Info would maintain confidential certain information of the other Party.

    "CONFIDENTIAL INFORMATION" means Information, as defined in the Confidentiality Agreement.

    "DELAWARE GENERAL CORPORATION LAW" means Title 8, Chapter 1 of the Delaware Code, as amended.

    "EFFECTIVE TIME" has the meaning set forth in Section 2(e)(i) below.

    "ENVIRONMENTAL LAW" has the meaning set forth in Section 3(r) below.

    "ERISA" has the meaning set forth in Section 3(o)(i) below.

    "EXCHANGE AGENT" has the meaning set forth in Section 2(f)(i) below.

    "EXCHANGE FUND" has the meaning set forth in Section 2(f)(i) below.

    "FAV CERTIFICATE OF MERGER" has the meaning set forth in Section
2(d) below.

    "FAV LIABILITIES" means reasonable and customary liabilities, costs and expenses of First Avenue incurred in connection with, or related to, its organization and operations, and the negotiation and consummation of this Agreement and transactions contemplated hereunder, not to exceed $200,000 in the aggregate.

    "FAV MERGER" has the meaning set forth in the preambles.

    "FAV MERGER CONSIDERATION" has the meaning set forth in Section 2(e)(v)(C) below.

    "FAV MERGER SUB" has the meaning set forth in the preambles.

    "FAV PER COMMON SHARE MERGER CONSIDERATION" has the meaning set forth in
Section 2(e)(v)(C) below.

    "FAV PER PREFERRED SHARE MERGER CONSIDERATION" has the meaning set forth in
Section 2(e)(v)(C) below.

    "FAV SURVIVING CORPORATION" has the meaning set forth in Section
2(b) below.

    "FIRST AVENUE" has the meaning set forth in the preambles.

    "FIRST AVENUE COMMITMENTS" has the meaning set forth in Section 5(b) below.

    "FIRST AVENUE COMMON SHARES" means the common stock, par value $.001 per share, of First Avenue.

                                      7-2

    "FIRST AVENUE DISCLOSURE LETTER" has the meaning set forth in Section 5(b) below.

    "FIRST AVENUE MATERIAL ADVERSE EFFECT" has the meaning set forth in Section 5(a) below.

    "FIRST AVENUE PREFERRED SHARES" means the preferred stock, par value $.001 per share, of First Avenue.

    "FIRST AVENUE SHARES" means, collectively, the First Avenue Common Shares and the First Avenue Preferred Shares.

    "FIRST AVENUE STOCKHOLDERS" means, collectively, the holders of First Avenue Common Shares and the holders of First Avenue Preferred Shares.

    "FRACTIONAL SHARE VALUE" means the last reported sale price of a Holdco Share on the Nasdaq Stock Market on which the Holdco Shares are traded on the first full trading day after the Effective Time.

    "GAAP" means United States generally accepted accounting principles as in effect from time to time.

    "GOVERNMENT ENTITY" has the meaning set forth in Section 3(f) below.

    "HART-SCOTT-RODINO ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    "HAZARDOUS SUBSTANCE" has the meaning set forth in Section 3(r) below.

    "HOLDCO" has the meaning set forth in the preambles.

    "HOLDCO BY-LAWS" has the meaning set forth in Section 2(a)(i) below.

    "HOLDCO CHARTER" has the meaning set forth in Section 2(a)(i) below.

    "HOLDCO PREFERRED SHARES" has the meaning set forth in Section
2(a)(i) below.

    "HOLDCO SHARES" has the meaning set forth in Section 2(a)(i) below.

    "IBS" has the meaning set forth in the preambles.

    "IBS 10-KSB" has the meaning set forth in Section 4(h)(i) below.

    "IBS 10-QSB" has the meaning set forth in Section 4(h)(i) below.

    "IBS ACQUISITION PROPOSAL" means any proposal or offer (including, without limitation, any proposal or offer to IBS Stockholders) with respect to a merger, acquisition, consolidation, recapitalization, reorganization, liquidation, tender offer or exchange offer or similar transaction involving, or any purchase of 25% or more of the consolidated assets of, or any equity interest representing 25% or more of the outstanding shares of capital stock in, IBS, but shall not include any proposal or offer related to the sale by IBS of its consumer and business internet access services and any assets related thereto.

    "IBS BENEFIT PLAN" and "IBS BENEFIT PLANS" have the respective meanings set forth in Section 4(o)(i) below.

    "IBS BOARD" means the board of directors of IBS.

    "IBS CERTIFICATE OF MERGER" has the meaning set forth in Section
2(d) below.

    "IBS CONTRACTS" has the meaning set forth in Section 4(t) below.

                                      7-3

    "IBS DISCLOSURE LETTER" has the meaning set forth in Section 4(a) below.

    "IBS DISSENTING HOLDER" has the meaning set forth in Section 2(e)(vii)(B)a below.

    "IBS EMPLOYEES" has the meaning set forth in Section 4(o)(i) below.

    "IBS ERISA AFFILIATE" has the meaning set forth in Section 4(o)(iii) below.

    "IBS FAIRNESS OPINION" means an opinion of Janney Montgomery Scott, addressed to the IBS Board, as to the fairness of the IBS Per Share Merger Consideration to the IBS Stockholders from a financial point of view.

    "IBS INTELLECTUAL PROPERTY" has the meaning set forth in Section 4(r) below.

    "IBS MATERIAL ADVERSE EFFECT" has the meaning set forth in Section
4(a) below.

    "IBS MERGER" has the meaning set forth in the preambles.

    "IBS MERGER CONSIDERATION" has the meaning set forth in Section 2(e)(v)(B) below.

    "IBS MERGER SUB" has the meaning set forth in the preambles.

    "IBS MODIFICATION AMENDMENT" has the meaning set forth in Section 6(i)(iv) below.

    "IBS NOTICE PERIOD" has the meaning set forth in Section 6(i)(iv) below.

    "IBS PENSION PLAN" has the meaning set forth in Section 4(o)(ii) below.

    "IBS PER SHARE MERGER CONSIDERATION" has the meaning set forth in Section 2(e)(v)(B) below.

    "IBS REPORTS" has the meaning set forth in Section 4(g) below.

    "IBS RECOMMENDATION MODIFICATION" has the meaning set forth in Section 6(i)(iv) below.

    "IBS RECOMMENDATION MODIFICATION NOTICE" has the meaning set forth in
Section 6(i)(iv) below.

    "IBS SHARES" has the meaning set forth in the preambles.

    "IBS SPECIAL MEETING" has the meaning set forth in Section 6(c)(ii) below.

    "IBS STOCKHOLDER" means any Person who or which holds any IBS Shares.

    "IBS SUPERIOR PROPOSAL" has the meaning set forth in Section
6(i)(ii) below.

    "IBS SURVIVING CORPORATION" has the meaning set forth in Section
2(b) below.

    "INDEMNIFIED PARTY" has the meaning set forth in Section 6(j)(ii) below.

    "INFO" has the meaning set forth in the preambles.

    "INFO 10-K" has the meaning set forth in Section 3(h)(i) below.

    "INFO 10-Q" has the meaning set forth in Section 3(h)(i) below.

    "INFO ACQUISITION PROPOSAL" means any proposal or offer (including, without limitation, any proposal or offer to the Info Stockholders) with respect to a merger, acquisition, consolidation, recapitalization, reorganization, liquidation, tender offer or exchange offer or similar transaction involving, or any purchase of 25% or more of the consolidated assets of, or any equity interest representing 25% or more of the voting power of, Info, but shall not include any proposal or offer relating to a sale of Info's interest in bigchalk.com, Inc.

                                      7-4

    "INFO ARTICLES OF MERGER" has the meaning set forth in Section 2(d) below.

    "INFO BENEFIT PLAN" and "INFO BENEFIT PLANS" have the meanings set forth in
Section 3(o)(i) below.

    "INFO BOARD" means the board of directors of Info.

    "INFO CONTRACTS" has the meaning set forth in Section 3(u) below.

    "INFO DISCLOSURE LETTER" has the meaning set forth in Section 3(a) below.

    "INFO DISSENTING HOLDER" has the meaning set forth in Section 2(e)(vii)(A)a.

    "INFO EMPLOYEES" has the meaning set forth in Section 3(o)(i) below.

    "INFO ERISA AFFILIATE" has the meaning set forth in Section
3(o)(iii) below.

    "INFO FAIRNESS OPINION" means an opinion of First Union Securities, Inc., addressed to the Info Board, as to the fairness of the Info Per Share Merger Consideration to the Info Stockholders from a financial point of view.

    "INFO INTELLECTUAL PROPERTY" has the meaning set forth in Section 3(s) below.

    "INFO MATERIAL ADVERSE EFFECT" has the meaning set forth in Section 3(a) below.

    "INFO MERGER" has the meaning set forth in the preambles.

    "INFO MERGER CONSIDERATION" has the meaning set forth in Section 2(e)(v)(A) below.

    "INFO MERGER SUB" has the meaning set forth in the preambles.

    "INFO MODIFICATION AMENDMENT" has the meaning set forth in Section 6(h)(iv) below.

    "INFO NOTICE PERIOD" has the meaning set forth in Section 6(h)(iv) below.

    "INFO PENSION PLAN" has the meaning set forth in Section 3(o)(ii) below.

    "INFO PER SHARE MERGER CONSIDERATION" has the meaning set forth in Section 2(e)(v)(A) below.

    "INFO RECOMMENDATION MODIFICATION" has the meaning set forth in Section 6(h)(iv) below.

    "INFO RECOMMENDATION MODIFICATION NOTICE" has the meaning set forth in
Section 6(h)(iv) below.

    "INFO REPORTS" has the meaning set forth in Section 3(g) below.

    "INFO SHARES" has the meaning set forth in the preambles.

    "INFO SPECIAL MEETING" has the meaning set forth in Section 6(c)(ii) below.

    "INFO STOCKHOLDER" means any Person who or which holds any Info Shares.

    "INFO SUPERIOR PROPOSAL" has the meaning set forth in Section
6(h)(ii) below.

    "INFO SURVIVING CORPORATION" has the meaning set forth in Section
2(b) below.

    "JOINT PROXY STATEMENT/PROSPECTUS" has the meaning set forth in Section 6(c)(i) below.

    "LOCKUP AGREEMENT" has the meaning set forth in Section 5(b) below.

    "MERGERS" has the meaning set forth in the preambles.

    "NASDAQ" has the meaning set forth in Section 6(c)(iii) below.

                                      7-5

    "ORDER" has the meaning set forth in Section 7(a)(v) below.

    "OUTSIDE DATE" has the meaning set forth in Section 8(a)(ii) below.

    "PARTY" has the meaning set forth in the preambles.

    "PENNSYLVANIA BUSINESS CORPORATION LAW" means the Business Corporation Law of the Commonwealth of Pennsylvania.

    "PERSON" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

    "REPRESENTATIVES" has the meaning set forth in Section 6(h)(i) below.

    "REGISTRATION STATEMENT" has the meaning set forth in Section
6(c)(i) below.

    "REQUIRED FAV CONSENTS" has the meaning set forth in Section 5(f) below.

    "REQUIRED IBS CONSENTS" has the meaning set forth in Section 4(f) below.

    "REQUIRED INFO CONSENTS" has the meaning set forth in Section 3(f) below.

    "REQUISITE STOCKHOLDER APPROVAL" means, with respect to Info, the affirmative vote of a majority of the holders of the outstanding Info Shares in favor of the Info Merger and the adoption of this Agreement in accordance with the Pennsylvania Business Corporation Law or, with respect to IBS, the affirmative vote of a majority of the holders of the outstanding IBS Shares in favor of the IBS Merger and the adoption of this Agreement in accordance with the Delaware General Corporation Law.

    "SEC" means the Securities and Exchange Commission.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

    "SECURITIES EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

    "SECURITY INTEREST" means any mortgage, pledge, lien, encumbrance, charge or other security interest, other than (a) mechanic's, materialman's and similar liens; (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings;
(c) purchase money liens and liens securing rental payments under capital lease arrangements; and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

    "STOCK RIGHTS" means each option, warrant, purchase right, subscription right, conversion right, exchange right or other contract, commitment or security providing for the issuance or sale of any capital stock, or otherwise causing to become outstanding any capital stock.

    "SUBSIDIARY" of a specified Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which the specified Person (either alone or together with any other Subsidiary of the specified Person) owns, directly or indirectly, more than 50% of the stock or other equity, partnership, limited liability company or equivalent interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or otherwise has the power to vote or direct the voting of sufficient securities to elect a majority of such board of directors or other governing body.

                                      7-6

    "TAXING AUTHORITY" means any federal, state, county, local or foreign government, taxing authority, subdivision or agency thereof.

    "TAX OPINIONS" has the meaning set forth in Section 6(o) below.

    "TAX RETURN" means any report, return, declaration or other information required to be supplied to a Taxing Authority in connection with Taxes.

    "TAXES" means all taxes or other like assessments including, without limitation, income, withholding, gross receipts, excise, ad valorem, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes imposed by or payable to any Taxing Authority, including interest, penalties, additions to tax or additional amounts thereto.

    "YEAR 2000 COMPLIANT" has the meaning set forth in Section 3(q) below.

2. THE TRANSACTION.

    (a)  FORMATION OF HOLDING COMPANY AND SUBSIDIARIES.

        (i) THE HOLDING COMPANY. IBS and Info have caused Holdco to be formed under the laws of the State of Delaware. The authorized capital stock of Holdco consists of 100,000,000 shares of common stock, par value $.001 per share (the "HOLDCO SHARES"), of which one share has been issued to IBS and one share has been issued to Info, and 15,000,000 shares of preferred stock, par value $.001 per share, none of which are issued and outstanding. The certificate of incorporation of Holdco is attached to this Agreement as Exhibit A (the "HOLDCO CHARTER"), and the by-laws of Holdco are attached to this Agreement as Exhibit B (the "HOLDCO BY-LAWS"). As promptly as practicable following the execution and delivery of this Agreement, Holdco will cause to be filed with the Secretary of State of the State of Delaware the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock in the form attached to this Agreement as Exhibit C designating 757,269 shares of Holdco's authorized preferred stock as Series A Convertible Preferred Stock (the "HOLDCO PREFERRED SHARES").

        (ii) DIRECTORS AND OFFICERS OF HOLDCO. Prior to the Effective Time, the directors and officers of Holdco shall consist of equal numbers of representatives of IBS and Info as designated and elected by IBS and Info. IBS and Info shall take all requisite action to cause (i) the Holdco Board immediately following the Effective Time to consist of 11 directors, of whom three shall be designees of IBS, three shall be designees of Info, two shall be designees of First Avenue and three shall be independent directors (as defined in Nasdaq Rule 4200(a)(14)) jointly designated by IBS, Info and First Avenue, in each case to serve until their successors are duly elected and qualified and (ii) each person listed on Schedule 2(a)(ii) to be elected to the office of Holdco set forth opposite his or her name on such Schedule, in each case to serve until their successors are duly elected and qualified. Richard J. Masterson and Holdco have executed and delivered an Employment Agreement in the form of Exhibit D hereto, which Employment Agreement will be effective at the Effective Time.

        (iii) ORGANIZATION OF MERGER SUBSIDIARIES. Holdco has caused IBS Merger Sub, Info Merger Sub and FAV Merger Sub to be organized for the sole purpose of effectuating the Mergers. The authorized capital stock of IBS Merger Sub consists of 3,000 shares of common stock, par value $.01 per share, of which 100 have been issued to Holdco at a price of $3.33 per share. The authorized capital stock of Info Merger Sub consists of 100 shares of common stock, par value $.001 per share, all of which have been issued to Holdco at a price of $3.33 per share. The authorized capital stock of FAV Merger Sub consists of 3,000 shares of common stock, par value $.01 per share, of which 100 have been issued to Holdco at a price of $3.33 per share.

                                      7-7

        (iv) ACTIONS OF IBS AND INFO. IBS and Info, as holders of all of the Holdco Shares, have approved this Agreement and have caused Holdco, as the sole stockholder of IBS Merger Sub, the sole stockholder of Info Merger Sub and the sole stockholder of FAV Merger Sub to approve this Agreement. Each of IBS and Info shall cause Holdco, and Holdco shall cause IBS Merger Sub, Info Merger Sub and FAV Merger Sub, to perform their respective obligations under this Agreement.

    (b) THE MERGERS. On and subject to the terms and conditions of this Agreement, at the Effective Time, (i) in the IBS Merger, IBS Merger Sub will be merged with and into IBS in accordance with the Delaware General Corporation Law, with IBS surviving the IBS Merger (the "IBS SURVIVING CORPORATION"),
(ii) in the Info Merger, Info Merger Sub will be merged with and into Info in accordance with the Pennsylvania Business Corporation Law, with Info surviving the Info Merger (the "INFO SURVIVING CORPORATION") and (iii) in the FAV Merger, FAV Merger Sub will be merged with and into First Avenue in accordance with the Delaware General Corporation Law, with First Avenue surviving the FAV Merger ("FAV SURVIVING CORPORATION"). The Holdco Shares to be issued in connection with the IBS Merger and the Info Merger (including the Holdco Shares to be issued to the holders of Info Shares and IBS Shares and the Holdco Shares to be issued to holders of Stock Rights to purchase or otherwise acquire Info Shares or IBS Shares upon the exercise and according to the terms of such Stock Rights) and the Holdco Shares and Holdco Preferred Shares to be issued in the FAV Merger have been duly authorized by all necessary corporate action, and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and will be issued in compliance with the requirements of the Securities Act and applicable state securities or Blue Sky laws.

    (c) THE CLOSING. The closing of the transactions contemplated by this Agreement (the "CLOSING") shall take place at the offices of Kelley Drye & Warren LLP, 101 Park Avenue, New York, New York, commencing at 9:00 a.m. local time on the third business day following the satisfaction (or, except as otherwise provided herein, waiver) of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the "CLOSING DATE").

    (d) ACTIONS AT THE CLOSING. At the Closing, (i) Info will deliver to IBS the various certificates, instruments and documents referred to in Section
7(a) below; (ii) IBS will deliver to Info the various certificates, instruments and documents referred to in Section 7(b) below, respectively; (iii) First Avenue will deliver to IBS, Info and Holdco the various certificates, instruments and documents referred to in Section 7(a), Section 7(b) and Section 7(d) below; (iv) each of IBS and Info will deliver to First Avenue the various certificates, instruments and documents referred to in Section 7(c) below;
(v) IBS Merger Sub and IBS will file with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the IBS Merger in such form as required by and executed in accordance with the relevant provisions of the Delaware General Corporation Law (the "IBS CERTIFICATE OF MERGER"); (vi) Info Merger Sub and Info will file with the Secretary of State of the Commonwealth of Pennsylvania Articles of Merger with respect to the Info Merger in such form as required by and executed in accordance with the relevant provisions of the Pennsylvania Business Corporation Law (the "INFO ARTICLES OF MERGER");
(vii) FAV Merger Sub and First Avenue will file with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the FAV Merger in such form as required by and executed in accordance with the relevant provisions of the Delaware General Corporation Law (the "FAV CERTIFICATE OF MERGER"); and
(viii) Holdco will deliver or cause to be delivered the Exchange Fund to the Exchange Agent in the manner provided below in Section 2(f) below.

                                      7-8

    (e)  EFFECT OF MERGERS.

        (i) GENERAL. The Mergers shall become effective at the date and time (the "EFFECTIVE TIME") (A) that the IBS Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, the Info Articles of Merger have been duly filed with the Secretary of State of the Commonwealth of Pennsylvania and the FAV Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or (B) at such later time as the Parties may agree and specify in each of the IBS Certificate of Merger, the Info Articles of Merger and the FAV Certificate of Merger; provided that all of the Mergers shall become effective simultaneously. The IBS Merger and the FAV Merger shall have the effects set forth in the Delaware General Corporation Law, and the Info Merger shall have the effects set forth in the Pennsylvania Business Corporation Law. Holdco, the IBS Surviving Corporation, in the name and on behalf of IBS, the Info Surviving Corporation, in the name and on behalf of Info, and the FAV Surviving Corporation, in the name and on behalf of First Avenue, may, at any time after the Effective Time, take any action (including executing and delivering any document) in order to carry out and effectuate the transactions contemplated by this Agreement.

        (ii) CHARTERS. The certificate of incorporation of IBS Merger Sub shall continue as the certificate of incorporation of the IBS Surviving Corporation until thereafter amended in accordance with its terms and as provided by law. The articles of incorporation of Info Merger Sub shall continue as the articles of incorporation of the Info Surviving Corporation until thereafter amended in accordance with its terms and as provided by law. The certificate of incorporation of FAV Merger Sub shall continue as the certificate of incorporation of the FAV Surviving Corporation until thereafter amended in accordance with its terms and as provided by law.

        (iii) BY-LAWS. The by-laws of IBS Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the IBS Surviving Corporation until thereafter amended in accordance with their terms and as provided by law. The by-laws of Info in effect immediately prior to the Effective Time shall be the by-laws of the Info Surviving Corporation until thereafter amended in accordance with their terms and as provided by law. The by-laws of FAV Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the FAV Surviving Corporation until thereafter amended in accordance with their terms and as provided by law.

        (iv) DIRECTORS AND OFFICERS. The directors and officers of IBS Merger Sub immediately prior to the Effective Time shall be the directors and officers of the IBS Surviving Corporation at and as of the Effective Time (retaining their respective positions and terms of office), until the earlier of their respective resignation, removal or otherwise ceasing to be a director or officer, respectively, or until their respective successors are duly elected and qualified, as the case may be. The directors and officers of Info Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Info Surviving Corporation at and as of the Effective Time (retaining their respective positions and terms of office), until the earlier of their respective resignation, removal or otherwise ceasing to be a director or officer, respectively, or until their respective successors are duly elected and qualified, as the case may be. The directors and officers of FAV Merger Sub immediately prior to the Effective Time shall be the directors and officers of the FAV Surviving Corporation at and as of the Effective Time (retaining their respective positions and terms of office), until the earlier of their respective resignation, removal or otherwise ceasing to be a director or officer, respectively, or until their respective successors are duly elected and qualified, as the case may be.

        (v)  CONVERSION OF SHARES.

           (A) SHARES OF INFO. At and as of the Effective Time, each issued and outstanding Info Share (other than any Info Shares owned by IBS, Info or any Info Dissenting Holder) shall be converted into the right to receive one fully paid and nonassessable Holdco Share (the "INFO

                                      7-9

       PER SHARE MERGER CONSIDERATION"). All such Info Shares shall no longer be outstanding, shall be canceled and shall cease to exist, and each holder of a certificate representing any such Info Shares shall thereafter cease to have any rights with respect to such Info Shares, except the right to receive the Info Per Share Merger Consideration for each such Info Share and any unpaid dividends and distributions, if any, to which the holder of such Info Shares is entitled pursuant to Section 2(f) upon the surrender of such certificate in accordance with Section 2(f) below (collectively, with respect to all such Info Shares, the "INFO MERGER CONSIDERATION"); PROVIDED, HOWEVER, that the Info Per Share Merger Consideration shall be subject to proportionate adjustment, as appropriate, in the event of any stock split, stock dividend or reverse stock split of Info, IBS, First Avenue or Holdco. At and as of the Effective Time, each Info Share owned by IBS or Info shall be canceled without payment therefor. No Info Share shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 2(e)(v)(A) after the Effective Time. Notwithstanding anything to the contrary in this Section 2(e)(v)(A), no fractional Holdco Shares shall be issued to then former holders of Info Shares. In lieu thereof, each then former holder of an Info Share who would otherwise have been entitled to receive a fraction of a Holdco Share (after taking into account all certificates delivered by such then former holder at any one time) shall receive an amount in cash (without interest) equal to such fraction of a Holdco Share multiplied by the Fractional Share Value.

           (B) SHARES OF IBS. At and as of the Effective Time, each issued and outstanding IBS Share (other than any IBS Shares owned by IBS, Info or any IBS Dissenting Holder) shall be converted into the right to receive one fully paid and nonassessable Holdco Share (the "IBS PER SHARE MERGER CONSIDERATION"). All such IBS Shares shall no longer be outstanding, shall be canceled and shall cease to exist, and each holder of a certificate representing any such IBS Shares shall thereafter cease to have any rights with respect to such IBS Shares, except the right to receive the IBS Per Share Merger Consideration for each such IBS Share and any unpaid dividends and distributions, if any, to which the holder of such IBS Shares is entitled pursuant to Section 2(f) upon the surrender of such certificate in accordance with Section 2(f) below (collectively, with respect to all such IBS Shares, the "IBS MERGER CONSIDERATION"), PROVIDED, HOWEVER, that (A) the IBS Per Share Merger Consideration shall be subject to proportionate adjustment, as appropriate, in the event of any stock split, stock dividend or reverse stock split of IBS, Info, First Avenue or Holdco. At and as of the Effective Time, each IBS Share owned by IBS or Info shall be canceled without payment therefor. No IBS Share shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 2(e)(v)(B) after the Effective Time. Notwithstanding anything to the contrary in this Section 2(e)(v)(B), no fractional Holdco Shares shall be issued to then former holders of IBS Shares. In lieu thereof, each then former holder of an IBS Share who would otherwise have been entitled to receive a fraction of a Holdco Share (after taking into account all certificates delivered by such then former holder at any one time) shall receive an amount in cash equal to such fraction of a Holdco Share multiplied by the Fractional Share Value.

           (C) SHARES OF FIRST AVENUE. At and as of the Effective Time, each issued and outstanding First Avenue Common Share shall be converted into the right to receive 1.514538 fully paid and nonassessable Holdco Shares (the "FAV PER COMMON SHARE MERGER CONSIDERATION"), and each issued and outstanding First Avenue Preferred Share shall be converted into the right to receive 1.514538 fully paid and nonassessable Holdco Preferred Shares (the "FAV PER PREFERRED SHARE MERGER CONSIDERATION"). All such First Avenue Shares shall no longer be outstanding, shall be canceled and shall cease to exist, and each holder of a certificate representing any such First Avenue Shares shall thereafter cease to have any rights with respect to such First Avenue Shares, except the right to receive the FAV Per Common Share Merger Consideration or the FAV Per Preferred Share Merger Consideration, as the

                                      7-10
       case may be, for each such First Avenue Share and any unpaid dividends and distributions, if any, to which the holder of such First Avenue Shares is entitled pursuant to Section 2(f) upon the surrender of such certificate in accordance with Section 2(f) below (collectively, with respect to all such First Avenue Shares, the "FAV MERGER CONSIDERATION"), PROVIDED, HOWEVER, that the FAV Per Common Share Merger Consideration and the FAV Per Preferred Share Merger Consideration shall be subject to proportionate adjustment, as appropriate, in the event of any stock split, stock dividend or reverse stock split of IBS, Info, First Avenue or Holdco. No First Avenue Share shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 2(e)(v)(C) after the Effective Time. Notwithstanding anything to the contrary in this Section 2(e)(v)(C), no fractional Holdco Shares or Holdco Preferred Shares shall be issued to any former First Avenue Stockholder. In lieu thereof, to the extent that a former First Avenue Stockholder would otherwise have been entitled to receive a fraction of a Holdco Share or of a Holdco Preferred Share, such former First Avenue Stockholder shall receive an amount in cash (without interest) equal to such fraction of a Holdco Share or of a Holdco Preferred Share, as the case may be, multiplied by the Fractional Share Value.

           (D) SHARES OF IBS MERGER SUB. At the Effective Time each issued and outstanding share of common stock, par value $.01 per share, of IBS Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the IBS Surviving Corporation.

           (E) SHARES OF INFO MERGER SUB. At the Effective Time each issued and outstanding share of common stock, par value $.001 per share, of Info Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $.001 per share, of the Info Surviving Corporation.

           (F) SHARES OF FAV MERGER SUB. At the Effective Time each issued and outstanding share of common stock, par value $.01 per share, of FAV Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the FAV Surviving Corporation.

        (vi) CONVERSION OF STOCK RIGHTS. Each of the Parties shall take all such action as may be necessary to cause, at the Effective Time, each Stock Right granted by Info to purchase Info Shares, or granted by IBS to purchase IBS Shares, which is outstanding and unexercised immediately prior thereto (whether or not vested or exercisable), to be converted automatically into an equivalent Stock Right to purchase Holdco Shares in an amount and at an exercise price determined as follows:

           (x) The number of Holdco Shares to be subject to the new Stock Right shall be equal to the number of Info Shares or IBS Shares, as the case may be, subject to the original Stock Right; and

           (y) The exercise price per Holdco Share under the new Stock Right shall be equal to the exercise price per Info Share or IBS Share, as the case may be, under the original Stock Right.

       The adjustments provided herein with respect to any original Stock Rights which are "INCENTIVE STOCK OPTIONS" (as defined in Section 422 of the Code) shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code. Each option plan of Info and of IBS and each warrant or convertible security under which the original Stock Rights were issued shall be assumed by Holdco, and the duration and other terms of the new Stock Rights shall be the same as the original Stock Rights, except that all references to Info or IBS shall be deemed to be

                                      7-11
       references to Holdco. At the Effective Time, Holdco shall deliver to then former holders of original Stock Rights appropriate agreements representing the right to acquire Holdco Shares on the terms and conditions set forth in this Section 2(e)(vi).

       Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of Holdco Shares for delivery upon exercise of the new Stock Rights in accordance with this Section 2(e)(vi). Holdco shall file a registration statement on Form S-8 (or any successor form) or another appropriate form, and use its reasonable best efforts to cause such Form S-8 to become effective at or as soon as practicable after the Effective Time, with respect to Holdco Shares subject to employee stock options included in the Stock Rights and shall use reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. Holdco shall promptly take any action required to be taken under state securities or Blue Sky laws in connection with the issuance of Holdco Shares in connection with employee options included in the Stock Rights. With respect to those individuals who subsequent to the Mergers will be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act, Holdco shall administer the option plans assumed pursuant to this Section 2(e)(vi) in a manner that complies with Rule 16b-3 promulgated under the Securities Exchange Act to the extent the Info option plan or the IBS option plan, as the case may be, complied with such rule prior to the Merger.

        (vii)  DISSENTERS' RIGHTS.

           (A)  INFO DISSENTING HOLDERS.

           a. No conversion under Section 2(e)(v)(A) hereof shall be made with respect to the Info Shares held by an Info Dissenting Holder; PROVIDED, HOWEVER, that each Info Share outstanding immediately prior to the Effective Time and held by an Info Dissenting Holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the applicable provisions of the Pennsylvania Business Corporation Law, shall be deemed to be converted, as of the Effective Time, into the Info Merger Consideration as set forth in Section 2(e)(v)(A) hereof. The term "INFO DISSENTING HOLDER" means a holder of Info Shares who has demanded appraisal rights in compliance with the applicable provisions of the Pennsylvania Business Corporation Law concerning the right of such holder to dissent from the Info Merger and demand appraisal of such holder's Info Shares.

           b. Any Info Dissenting Holder (x) who files with Info a written objection to the Info Merger before the taking of the votes to approve this Agreement by the Info Stockholders and who states in such objection that he intends to demand payment for his Info Shares if the Info Merger is concluded and (y) whose Info Shares are not voted in favor of the Info Merger shall be entitled to demand payment from Info for his Info Shares and an appraisal of the value thereof, in accordance with the provisions of Sections 1571 ET SEQ. of the Pennsylvania Business Corporation Law.

           (B)  IBS DISSENTING HOLDERS.

           a. No conversion under Section 2(e)(v)(B) hereof shall be made with respect to IBS Shares held by an IBS Dissenting Holder; PROVIDED, HOWEVER, that each IBS Share outstanding immediately prior to the Effective Time and held by an IBS Dissenting Holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the applicable provisions of the Delaware General Corporation Law,

                                      7-12
       shall be deemed to be converted, as of the Effective Time, into the IBS Merger Consideration as set forth in Section 2(e)(v)(B) hereof. The term "IBS DISSENTING HOLDER" means a holder of IBS Shares who has demanded appraisal rights in compliance with the applicable provisions of the Delaware General Corporation Law concerning the right of such holder to dissent from the IBS Merger and demand appraisal of such holder's IBS Shares.

           b. Any IBS Dissenting Holder (x) who files with IBS a written objection to the IBS Merger before the taking of the votes to approve this Agreement by the IBS Stockholders and who states in such objection that he intends to demand payment for his IBS Shares if the IBS Merger is concluded and (y) whose IBS Shares are not voted in favor of the IBS Merger shall be entitled to demand payment from IBS for his IBS Shares and an appraisal of the value thereof, in accordance with the provisions of Section 262 of the Delaware General Corporation Law.

    (f)  PROCEDURE FOR EXCHANGE

        (i) Prior to the Effective Time, IBS and Info will select a bank or trust company to act as exchange agent (the "EXCHANGE AGENT") hereunder. At or prior to the Effective Time, Holdco shall deposit with the Exchange Agent a corpus (the "EXCHANGE FUND") consisting of Holdco Shares and cash sufficient to permit the Exchange Agent to make full payment of the Info Merger Consideration to the holders of all of the issued and outstanding Info Shares (other than any Info Shares owned by IBS or Info) and of the IBS Merger Consideration to the holders of all of the issued and outstanding IBS Shares (other than any IBS Shares owned by IBS or Info). Cash utilized to pay any Info Merger Consideration will be provided by Info, and cash utilized to pay any IBS Merger Consideration will be provided by IBS. Promptly following the Effective Time, Holdco will cause the Exchange Agent to mail a letter of transmittal (with instructions for its use) in a form to be mutually agreed upon by Info and IBS prior to Closing to each holder of issued and outstanding Info Shares or IBS Shares (other than any Info Shares or IBS Shares owned by IBS or Info) for the holder to use in surrendering the certificates which, immediately prior to the Effective Time, represented his or its Info Shares or IBS Shares against payment of the applicable Merger Consideration to which such holder is entitled pursuant to Section 2(e)(v). Upon surrender to the Exchange Agent of such certificates, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, Holdco shall promptly cause to be issued a certificate representing that number of whole Holdco Shares and a check representing the amount of cash in lieu of any fractional shares and unpaid dividends and distributions, if any, to which such Persons are entitled, after giving effect to any required tax withholdings as provided in Section 2(f)(ix). No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to recipients of Holdco Shares.

        (ii) Info will cause its transfer agent to furnish promptly to Holdco a list, as of a recent date, of the record holders of Info Shares and their addresses, as well as mailing labels containing the names and addresses of all record holders of Info Shares and lists of security positions of Info Shares held in stock depositories. Info will furnish Holdco with such additional information (including, but not limited to, updated lists of holders of Info Shares and their addresses, mailing labels and lists of security positions) and such other assistance as Holdco or its agents may reasonably request.

       (iii) IBS will cause its transfer agent to furnish promptly to Holdco a list, as of a recent date, of the record holders of IBS Shares and their addresses, as well as mailing labels containing the names and addresses of all record holders of IBS Shares and lists of security positions of IBS Shares held in stock depositories. IBS will furnish Holdco with such additional information (including, but not limited to, updated lists of holders of IBS Shares and their addresses, mailing

                                      7-13
    labels and lists of security positions) and such other assistance as Holdco or its agents may reasonably request.

        (iv) Holdco may cause the Exchange Agent to invest the cash included in the Exchange Fund in one or more investments selected by Holdco; PROVIDED, HOWEVER, that the terms and conditions of the investments shall be such as to permit the Exchange Agent to make prompt payment of the applicable Merger Consideration as necessary. Holdco may cause the Exchange Agent to pay over to Holdco any net earnings with respect to the investments, and Holdco will replace promptly any portion of the Exchange Fund which the Exchange Agent loses through investments.

        (v) Holdco may cause the Exchange Agent to pay over to Holdco any portion of the Exchange Fund (including any earnings thereon) remaining 180 days after the Effective Time, and thereafter all former stockholders of Info and IBS shall be entitled to look to Holdco (subject to abandoned property, escheat and other similar laws) as general creditors thereof with respect to the applicable Merger Consideration and any cash payable upon surrender of their certificates. To the extent that property would escheat under applicable law, it shall, immediately prior to such escheat being required under applicable law and to the extent permissible under applicable law, become the property of Holdco, free and clear of all claims of former stockholders of Info or IBS.

        (vi) Holdco shall pay all charges and expenses of the Exchange Agent.

       (vii) At or as soon as practicable following the Effective Time, Holdco shall deliver to each First Avenue Stockholder the number of Holdco Shares or Holdco Preferred Shares, as the case may be, to which such First Avenue Stockholder is entitled pursuant to Section 2(e)(v)(C) and a check representing the amount of cash in lieu of any fractional shares and unpaid dividends and distributions, if any, to which such Persons are entitled, after giving effect to any required tax withholdings as provided in Section 2(f)(ix), on the condition that such First Avenue Stockholder shall have surrendered to Holdco certificates representing the First Avenue Common Shares or First Avenue Preferred Shares converted in the FAV Merger and shall have delivered to Holdco a certificate in form and substance reasonably satisfactory to Holdco to the effect that such First Avenue Stockholder (A) is the owner of such First Avenue Common Shares or First Avenue Preferred Shares, as the case may be, free and clear of liens, charges and encumbrances, (B) is an "accredited investor" (as defined in Rule 501 promulgated under the Securities Act or a "qualified institutional buyer" (as defined in Rule 144A promulgated under the Securities Act) and
    (C) acknowledges that the Holdco Shares or Holdco Preferred Shares into which such First Avenue Stockholder's First Avenue Shares have been converted have not been registered under the Securities Act and cannot be transferred in the absence of an effective registration statement with respect to such Holdco Shares or Holdco Preferred Shares under the Securities Act or an exemption from registration. It is acknowledged that the certificates for Holdco Shares and Holdco Preferred Shares to be issued to each First Avenue Stockholder shall include a legend to the effect set forth in clause (C) above. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to recipients of Holdco Shares or Holdco Preferred Shares.

      (viii) If payment is to be made pursuant to Section 2(f)(i) to a Person other than the registered holder of the certificate surrendered, it shall be a condition of such payment that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the certificate surrendered or establish to the reasonable satisfaction of Holdco or (in the case of payment to be made from the Exchange Fund) the Exchange Agent that such tax has been paid or is not applicable. In the event any certificate representing IBS Shares, Info Shares or First Avenue Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to

                                      7-14
    be lost, stolen or destroyed, Holdco will issue in exchange for such lost, stolen or destroyed certificate the applicable Merger Consideration deliverable in respect thereof; PROVIDED, HOWEVER, the Person to whom such Merger Consideration is paid shall, as a condition precedent to the payment thereof, give Holdco a bond in such sum as it may direct or otherwise indemnify Holdco in a manner reasonably satisfactory to it against any claim that may be made against Holdco with respect to the certificate alleged to have been lost, stolen or destroyed. No dividends or other distributions having a record date after the Effective Time with respect to Holdco Shares or Holdco Preferred Shares and payable to the holders of record thereof shall be paid to the holder of any unsurrendered certificate until the holder thereof shall surrender such certificate in accordance with this
    Section 2(f). After the surrender of a certificate in accordance with this
    Section 2(f), the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Holdco Shares or Holdco Preferred Shares represented by such certificate. No holder of an unsurrendered certificate shall be entitled, until the surrender of such certificate, to vote the Holdco Shares or Holdco Preferred Shares into which his or its IBS Shares, Info Shares or First Avenue Shares shall have been converted into the right to receive.

        (ix) Holdco shall be entitled to deduct and withhold from the applicable Merger Consideration otherwise payable to any Info Stockholder, IBS Stockholder or First Avenue Stockholder such amounts as it is required to deduct and withhold with respect to such payment under the Code or any provision of state, local or foreign Tax law. Any amount so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Info Stockholder, IBS Stockholder or First Avenue Stockholder from whose payment of the applicable Merger Consideration such amount was deducted and withheld.

    (g) CLOSING OF TRANSFER RECORDS. After the Effective Time, no transfer of Info Shares outstanding prior to the Effective Time shall be made on the stock transfer books of the Info Surviving Corporation; no transfer of IBS Shares outstanding prior to the Effective Time shall be made on the stock transfer books of the IBS Surviving Corporation; and no transfer of First Avenue Shares outstanding prior to the Effective Time shall be made on the stock transfer books of the FAV Surviving Corporation. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing Holdco Shares or Holdco Preferred Shares, as the case may be, cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided in Section 2(f).

    3. REPRESENTATIONS AND WARRANTIES OF INFO. Info represents and warrants to IBS and First Avenue:

        (a) ORGANIZATION, QUALIFICATION AND CORPORATE POWER. Info is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania. Each of Info's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of Info and its Subsidiaries is duly authorized to conduct business and is qualified as a foreign corporation and in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification or failure to be in good standing would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Info and its Subsidiaries taken as a whole or on the ability of Info to consummate the transactions contemplated by this Agreement (an "INFO MATERIAL ADVERSE EFFECT"). Each of Info and its Subsidiaries has full corporate power and corporate authority, and all foreign, federal, state and local governmental permits, licenses and consents, required to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except for such permits, licenses and consents the failure of which to have would not reasonably be expected to have an Info Material Adverse Effect. Info does not own any equity interest in any corporation, partnership, limited liability company, joint venture or other

                                      7-15
    legal entity other than those listed in Section 3(a) of the Info Disclosure Letter accompanying this Agreement (the "INFO DISCLOSURE LETTER"). The jurisdiction of incorporation of each Subsidiary of Info is listed in
    Section 3(a) of the Info Disclosure Letter. Info has delivered to IBS a true, complete and correct copy of the articles of incorporation (or comparable charter document) and by-laws, each as amended to date, of Info and all of its Subsidiaries. Neither Info nor any of its Subsidiaries is in violation of any provision of its articles of incorporation (or comparable charter document) or by-laws.

        (b) CAPITALIZATION. The entire authorized capital stock of Info consists of 1,250,000 shares of preferred stock (of which 5,000 were designated as Series A Convertible Preferred Stock, no par value per share), none of which are issued and outstanding, 50,000,000 Info Shares, of which 12,124,633 Info Shares were issued and outstanding as of June 30, 2000, and 100,000 shares of Class B Common Stock, no par value per share, all of which the holder has elected to convert to Info Shares, and 2,000,000 shares of Class C Common Stock, no par value, none of which are issued and outstanding. All of the issued and outstanding Info Shares have been duly authorized and are validly issued, fully paid and nonassessable, and none have been issued in violation of any preemptive or similar right granted by Info. Except as set forth in Section 3(b) of the Info Disclosure Letter, no warrants of Info were outstanding. As of June 30, 2000, 1,681,137 Info Shares were subject to issuance pursuant to stock options issued under Info Benefit Plans. Except as set forth above or in Section 3(b) of the Info Disclosure Letter, neither Info nor any of its Subsidiaries has any outstanding or authorized Stock Rights, and there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to Info or any of its Subsidiaries. Except as set forth in Section 3(b) of the Info Disclosure Letter, there are no rights, contracts, commitments or arrangements obligating Info to redeem, purchase or acquire, or offer to purchase, redeem or acquire, any outstanding shares of, or any outstanding options, warrants or rights of any kind to acquire any shares of, or any outstanding securities that are convertible into or exchangeable for any shares of, capital stock of Info.

        (c) SUBSIDIARIES. Except as set forth in Section 3(c) of the Info Disclosure Letter, Info owns, directly or indirectly, 100% of the outstanding shares of capital stock of each of its Subsidiaries free and clear of any Security Interest and each such share of capital stock has been duly authorized and is validly issued, fully paid and nonassessable, and none of such shares of capital stock has been issued in violation of any preemptive or similar right. No shares of capital stock of, or other equity interests in, any Subsidiary of Info are reserved for issuance, and there are no contracts, agreements, commitments or arrangements obligating Info or any of its Subsidiaries (i) to offer, sell, issue, grant, pledge, dispose of or encumber any shares of capital stock of, or other equity interests in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, any of the Subsidiaries of Info or
    (ii) to redeem, purchase or acquire, or offer to purchase or acquire, any outstanding shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interest in, or any outstanding securities that are convertible into or exchangeable for, any shares of capital stock of, or other equity interests in, any of the Subsidiaries of Info.

        (d) VOTING ARRANGEMENTS. Except as set forth in Section 3(d) of the Info Disclosure Letter or in Info Reports filed prior to the date hereof, there are no voting trusts, proxies or other similar agreements or understandings to which Info or any of its Subsidiaries is a party or by which Info or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of Info or any of its Subsidiaries or with respect to the registration of the offering, sale or delivery of any shares of capital stock of Info or any of its Subsidiaries under the Securities Act. There are no issued or outstanding bonds, debentures, notes or other indebtedness of Info having the right to vote on any matters on which stockholders of Info may vote.

                                      7-16

        (e) AUTHORIZATION OF TRANSACTION. Info has full power and authority (including full corporate power and corporate authority), and has taken all required action, necessary to properly execute and deliver this Agreement and to perform its obligations hereunder, and this Agreement constitutes the valid and legally binding obligation of Info, enforceable in accordance with its terms and conditions, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law; PROVIDED, HOWEVER, that Info cannot consummate the Info Merger unless and until it receives the Requisite Stockholder Approval of the Info Stockholders.

        (f) NONCONTRAVENTION. Except as disclosed in Section 3(f) of the Info Disclosure Letter, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
    (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree or other restriction of any government, governmental agency or court of competent jurisdiction (a "GOVERNMENT ENTITY") to which Info or any of its Subsidiaries is subject or any provision of the charter or by-laws of Info or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Info or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not reasonably be expected to have an Info Material Adverse Effect or except as set forth in Section 3(f) of the Info Disclosure Letter. Other than as required under the provisions of the Hart-Scott-Rodino Act, the Pennsylvania Business Corporation Law, Nasdaq, the Securities Exchange Act, the Securities Act and state securities laws, neither Info nor any of its Subsidiaries needs to give any notice to, make any filing with or obtain any authorization, consent or approval of any Government Entity in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file or to obtain any authorization, consent or approval would not reasonably be expected to have an Info Material Adverse Effect. "REQUIRED INFO CONSENTS" means any authorization, consent or approval of a Government Entity or other third party required to be obtained pursuant to any state securities laws or so that a matter set forth in
    Section 3(f) of the Info Disclosure Letter would not be reasonably expected to have an Info Material Adverse Effect for purposes of this Section 3(f).

        (g) FILINGS WITH THE SEC. Info has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively, the "INFO REPORTS"). Each of the Info Reports has complied with the Securities Act and the Securities Exchange Act in all material respects. None of the Info Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        (h)  FINANCIAL STATEMENTS.

           (i) Info has filed an Annual Report on Form 10-K (the "INFO 10-K") for the fiscal year ended December 31, 1999 and a Quarterly Report on Form 10-Q (the "INFO 10-Q") for the fiscal quarter ended March 31, 2000. The financial statements included in the Info 10-K and the Info 10-Q (including the related notes and schedules) have been prepared from the books and records of Info and its Subsidiaries in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, and present fairly in all material respects the financial condition of Info and its Subsidiaries as of the indicated dates and the results of operations and cash flows of Info and its Subsidiaries for the periods set forth therein (subject in the case of quarterly financial statements to the absence of complete footnotes and subject

                                      7-17
       to normal year-end audit adjustments and fourth quarter adjustments disclosed in such footnotes).

           (ii) From January 1, 2000 until the date of this Agreement, Info and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Info and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to have an Info Material Adverse Effect or (B) liabilities disclosed in
       Section 3(h) of the Info Disclosure Letter or in Info Reports filed prior to the date hereof.

        (i) EVENTS SUBSEQUENT TO JANUARY 1, 2000. From January 1, 2000 to the date of this Agreement, except as disclosed in the Info Reports filed prior to the date hereof or except as set forth in Section 3(i) of the Info Disclosure Letter, (i) Info and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any transaction other than according to, the ordinary and usual course of such businesses, and
    (ii) there has not been (A) any change in the financial condition, business or results of operations of Info or any of its Subsidiaries, or any development or combination of developments relating to Info or any of its Subsidiaries of which management of Info has knowledge, and which would reasonably be expected to have an Info Material Adverse Effect; (B) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of Info, or any redemption, repurchase or other reacquisition of any of the capital stock of Info; (C) any change by Info in accounting principles, practices or methods materially affecting the reported consolidated assets, liabilities or results of operations of Info;
    (D) any increase in the compensation of any officer of Info or any of its Subsidiaries or grant of any general salary or benefits increase to the employees of Info or any of its Subsidiaries other than in the ordinary course of business consistent with past practices; (E) any issuance or sale of any capital stock or other securities (including any Stock Rights) by Info or any of its Subsidiaries of any kind, other than upon exercise of Stock Rights issued by or binding upon Info; (F) any material modification, amendment or change to the terms or conditions of any Stock Right; (G) any split, combination, reclassification, redemption, repurchase or other reacquisition of any capital stock or other securities of Info or any of its Subsidiaries; or (H) any creation or assumption by Info of any lien on any asset of Info or any of its Subsidiaries other than in the ordinary course of business consistent with past practice.

        (j) COMPLIANCE. Except as set forth in Section 3(j) of the Info Disclosure Letter or in Info Reports filed prior to the date hereof, Info and its Subsidiaries are in compliance with all applicable foreign, federal, state and local laws, rules and regulations and all court orders, judgments and decrees to which any of them is a party, except where the failure to be in compliance would not reasonably be expected to have an Info Material Adverse Effect.

        (k) BROKERS' AND OTHER FEES. Except as set forth in Section 3(k) of the Info Disclosure Letter, none of Info and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

        (l) LITIGATION AND LIABILITIES. Except as disclosed in Section 3(l) of the Info Disclosure Letter or in Info Reports filed prior to the date hereof, there are (i) no actions, suits or proceedings pending or, to the knowledge of Info, threatened against Info or any of its Subsidiaries, or any facts or circumstances known to Info which may give rise to an action, suit or proceeding against Info or any of its Subsidiaries, which would reasonably be expected to have an Info Material Adverse Effect, and (ii) no obligations or liabilities of Info or any of its Subsidiaries, whether accrued, contingent or otherwise, known to Info which would reasonably be expected to have an Info Material Adverse Effect.

                                      7-18

        (m) TAXES. Except as set forth in Section 3(m) of the Info Disclosure Letter, Info and each of its Subsidiaries have duly filed or caused to be duly filed on their behalf all federal, state, local and foreign Tax Returns required to be filed by them, and have duly paid, caused to be paid or made adequate provision for the payment of all Taxes required to be paid in respect of the periods covered by such Tax Returns, except where the failure to file such Tax Returns or to pay such Taxes would not reasonably be expected to have an Info Material Adverse Effect. Except as set forth in
    Section 3(m) of the Info Disclosure Letter, no claims for Taxes have been asserted against Info or any of its Subsidiaries and no material deficiency for any Taxes has been proposed, asserted or assessed which has not been resolved or paid in full. To the knowledge of Info, no Tax Return or taxable period of Info or any of its Subsidiaries is under examination by any Taxing Authority, and neither Info nor any of its Subsidiaries has received written notice of any pending audit by any Taxing Authority. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Return for any period of Info or any or its Subsidiaries. Except as set forth in Section 3(m) of the Info Disclosure Letter, there are no tax liens other than liens for Taxes not yet due and payable relating to Info or any of its Subsidiaries. Except as provided in
    Section 3(m) of the Info Disclosure Letter, neither Info nor any of its Subsidiaries has made payment of or is a party to any agreement or contract which would obligate it to make payment of any "EXCESS PARACHUTE PAYMENT" within the meaning of Section 280G of the Code. Neither Info nor any of its Subsidiaries has filed any consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset owned by Info or any of its Subsidiaries. Info has not been and is not a United States real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in
    Section 897(c)(1)(A)(ii) of the Code. Neither Info nor any of its Subsidiaries is a party to any tax allocation or sharing agreement. None of Info or its Subsidiaries (x) has been a member of an "AFFILIATED GROUP," within the meaning of Section 1504(a) of the Code, other than a group the common parent of which was Info or (y) has any liability for the Taxes of any person (other than any of Info or its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law or as a transferee, successor, by contract or otherwise. Info has withheld and has timely paid over to the proper Taxing Authorities all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid to any shareholder, employee, independent contractor, creditor or other third party, except where any failure to do any of the foregoing would not reasonably be expected to having an Info Material Adverse Effect. Info's tax basis in its assets for purposes of determining its future amortization, depreciation and other federal income tax deductions is accurately reflected in all material respects on Info's tax books and records. Info has disclosed on its Tax Returns all positions taken therein that could give rise to substantial understatement of tax within the meaning of Code Section 6662. For the period from May 1996 until (but not including) the Closing Date, there has not been and will not be an ownership change of Info within the meaning of Code Section 382(g). Section 3(m) of the Info Disclosure Letter (i) sets forth the estimated amount of Info's net operating loss carryforwards ("NOLs") available as of December 31, 1999 to offset its income for federal income tax purposes and identifies limitations under Code Section 382 and (ii) sets forth the date as of which such NOLs are schedule to commence expiring.

        (n) FAIRNESS OPINION. First Union Securities, Inc. has delivered the Info Fairness Opinion to the Info Board, and a true and complete copy thereof has been furnished to IBS.

        (o) EMPLOYEE BENEFITS. Except as set forth in Section 3(o) of the Info Disclosure Letter:

           (i) All material pension, profit-sharing, deferred compensation, savings, stock bonus and stock option plans, and all employee benefit plans, whether or not covered by the Employee

                                      7-19

       Retirement Income Security Act of 1974, as amended ("ERISA"), which are sponsored by Info, any Subsidiary of Info or any Info ERISA Affiliate (as defined below) of Info or to which Info, any Subsidiary of Info or any Info ERISA Affiliate of Info makes contributions, and which cover employees of Info or any Subsidiary (the "INFO EMPLOYEES") or former employees of Info or any Subsidiary, all employment or severance contracts with employees of Info or its Subsidiaries, and any applicable "CHANGE OF CONTROL" or similar provisions in any plan, contract or arrangement that cover Info Employees (collectively, "INFO BENEFIT PLANS" and individually an "INFO BENEFIT PLAN") are accurately and completely listed in Section 3(o) of the Info Disclosure Letter. No Info Benefit Plan is a multi-employer plan, money purchase plan, defined benefit plan, multiple employer plan or multiple employer welfare arrangement and no Info Benefit Plan is covered by Title IV of ERISA. Info has, with respect to each Info Benefit Plan, delivered to IBS true and complete copies of:
       (i) all plan texts and agreements and related trust agreements or annuity contracts; (ii) all summary plan descriptions and material employee communications; (iii) the most recent annual report (including all schedules thereto); (iv) the most recent actuarial valuation; (v) the most recent annual audited financial statement and opinion; (vi) the most recent annual and periodic accounting of plan assets; (vii) if the plan is intended to qualify under Code section 401(a) or 403(a), the most recent determination letter received from the IRS; and (viii) all material communications with any governmental entity or agency (including, without limitation, the Department of Labor, the Internal Revenue Service and the Pension Benefit Guaranty Corporation).

           (ii) All Info Benefit Plans to the extent subject to ERISA, are in compliance in all material respects with ERISA and the rules and regulations promulgated thereunder. Each Info Benefit Plan which is an "EMPLOYEE PENSION BENEFIT PLAN" within the meaning of Section 3(2) of ERISA ("INFO PENSION PLAN") and which is intended to be qualified under
       Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, which determination letter is currently in effect, and there are no proceedings pending or, to the knowledge of Info, threatened, or any facts or circumstances known to Info, which are reasonably likely to result in revocation of any such favorable determination letter. There is no pending or, to the knowledge of Info, threatened litigation relating to the Info Benefit Plans. With respect to each Info Benefit Plan, no event has occurred, and there exists no condition or set of circumstances in connection with which Info could, directly or indirectly (through an entity which is under common control with Info as defined in Code section 414(b), (c), (m), (o), or
       (t) or otherwise), be subject to any liability under ERISA, the Code or any other applicable law, except liability for benefits claims and funding obligations payable in the ordinary course. Each Info Benefit Plan that is not qualified under Code sections 401(a) or 403(a) is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to ERISA sections 201(2), 301(a)(3) and 401(a)(1). No assets of Info are allocated to or held in a "rabbi trust" or similar funding vehicle.

          (iii) No liability under Title IV of ERISA has been or is reasonably likely to be incurred by Info or any of its Subsidiaries with respect to any ongoing, frozen or terminated Info Benefit Plan that is a "SINGLE-EMPLOYER PLAN", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered a predecessor of Info or one employer with Info under Section 4001 of ERISA (an "INFO ERISA AFFILIATE"). All contributions required to be made under the terms of any Info Benefit Plan have been timely made or reserves therefor on the balance sheet of Info have been established, which reserves are adequate. Except as required by Part 6 of Title I of ERISA, Info does not have any unfunded obligations for retiree health and life benefits under any Info Benefit Plan.

                                      7-20

           (iv) With respect to each Info Benefit Plan, there has occurred no non-exempt "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of any fiduciary duty described in Section 404 of ERISA that could, if successful, result in any liability, direct or indirect, for Info or any stockholder, officer, director, or employee of Info.

           (v) No Info Benefit Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other governmental entity, and no matters are pending with respect to any Info Benefit Plan under any IRS program.

           (vi) No Info Benefit Plan contains any provision or is subject to any law that would prohibit the transactions contemplated by this Agreement or, except as set forth in Section 3(o) of the Info Disclosure Letter, that would give rise to any vesting of benefits, severance, termination, or other payments or liabilities as a result of the transactions contemplated by this Agreement. Info has not declared or paid any bonus compensation in contemplation of the transactions contemplated by this Agreement.

          (vii) Info has made no plan or commitment, whether or not legally binding, to create any additional Info Benefit Plan or to modify or change any existing Info Benefit Plan. No statement, either written or oral, has been made by Info to any person with regard to any Info Benefit Plan that was not in accordance with the Info Benefit Plan and that could have an adverse economic consequence to Info. All Info Benefit Plans may be amended or terminated without penalty by Info at any time on or after the Closing.

         (viii) With respect to any Info Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA),
       (i) each welfare plan for which contributions are claimed as deductions under any provision of the Code is in compliance with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a welfare plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code, (iii) any Info Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, in all material respects with all of the requirements of
       Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act, the applicable provisions of the Social Security Act, the Health Insurance Portability and Accountability Act of 1996, and other applicable laws, and (iv) no welfare plan provides health or other benefits after an employee's or former employee's retirement or other termination of employment except as required by Section 4980B of the Code.

           (ix) All persons classified by Info as independent contractors satisfy and have at all times satisfied the requirements of applicable law to be so classified; Info has fully and accurately reported their compensation on IRS Forms 1099 when required to do so; and Info has no obligations to provide benefits with respect to such persons under Info Benefit Plans or otherwise. Info does not employ and has not employed any "leased employees" as defined in Section 414(n) of the Code.

           (x) Info and its Subsidiaries have not incurred any liability under, and have complied in all material respects with, the WARN Act, and no fact or event exists that could give rise to liability under such act.

                                      7-21

        (p) PENNSYLVANIA BUSINESS CORPORATION LAW. The execution and delivery of this Agreement and consummation of transactions contemplated hereby will not be subject to Subchapters E, G and H and Section 2538 of Subchapter D, all of Chapter 25 of the Pennsylvania Business Corporation Law in connection with the consummation of the Info Merger or this Agreement or the transactions contemplated by either thereof. The Info Board has taken all necessary action to render Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law inapplicable to the transactions contemplated by this Agreement.

        (q) YEAR 2000. Except as disclosed in the previously filed Info Reports, Info's products and information systems are Year 2000 Compliant except to the extent that their failure to be Year 2000 Compliant would not, individually or in the aggregate, reasonably be expected to have an Info Material Adverse Effect. For purposes of this Agreement, "YEAR 2000 COMPLIANT" shall mean that a Person's products and information systems accurately process date/time data (including, but not limited to, calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, and the years 1999 and 2000 and leap year calculations.

        (r) ENVIRONMENTAL MATTERS. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have an Info Material Adverse Effect or would not otherwise require disclosure pursuant to the Securities Exchange Act, or are listed in Section 3(r) of the Info Disclosure Letter or described in Info Reports filed prior to the date hereof, (i) each of Info and its Subsidiaries has complied and is in compliance with all applicable Environmental Laws (as defined below);
    (ii) the properties currently owned or operated by Info or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with Hazardous Substances (as defined below); (iii) neither Info nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iv) neither Info nor any or its Subsidiaries has had any release or threat of release of any Hazardous Substance; (v) neither Info nor any of its Subsidiaries has received any notice, demand, threat, letter, claim or request for information alleging that it or any of its Subsidiaries may be in violation of or liable under any Environmental Law (including any claims relating to electromagnetic fields or microwave transmissions);
    (vi) neither Info nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any governmental or regulatory authority of competent jurisdiction or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and
    (vii) to Info's knowledge, there are no circumstances or conditions involving Info or any of its Subsidiaries that would reasonably be expected to result in any claims, liabilities, investigations, costs or restrictions on the ownership, use or transfer of any of its properties pursuant to any Environmental Law.

        As used herein, the term "ENVIRONMENTAL LAW" means any federal, state, local, foreign or other law (including common law), statutes, ordinances or codes relating to: (i) the protection, investigation or restoration of the environment, health, safety or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (iii) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to person or property in connection with any Hazardous Substance.

        As used herein, the term "HAZARDOUS SUBSTANCES" means any substance that is listed, classified or regulated pursuant to any Environmental Law, including any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon.

        (s) INTELLECTUAL PROPERTY. Except as disclosed in Section 3(s) of the Info Disclosure Letter or in the Info Reports filed prior to the date hereof, Info and its Subsidiaries have all right, title and interest in, or a valid and binding license to use, all Info Intellectual Property (as defined below).

                                      7-22

    Except as disclosed in Section 3(s) of the Info Disclosure Letter or in the Info Reports filed prior to the date hereof, Info and its Subsidiaries
    (i) have not defaulted in any material respect under any license to use any Info Intellectual Property, (ii) are not the subject of any proceeding or litigation for infringement of any third party intellectual property,
    (iii) have no knowledge of circumstances that would be reasonably expected to give rise to any such proceeding or litigation and (iv) have no knowledge of circumstances that are causing or would be reasonably expected to cause the loss or impairment of any Info Intellectual Property, other than a default, proceeding, litigation, loss or impairment that is not having or would not be reasonably expected to have, individually or in the aggregate, an Info Material Adverse Effect. No judgment, decree, injunction or order binding on Info has been rendered by a Government Entity which limits, cancels or questions the validity of the rights of Info or any of its Subsidiaries in any Info Intellectual Property.

        For purposes of this Agreement, "INFO INTELLECTUAL PROPERTY" means patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, copyrights and copyright rights, trade secret and trade secret rights, and other intellectual property rights, and all pending applications for and registrations of any of the foregoing that are individually or in the aggregate material to the conduct of the business of Info and its Subsidiaries taken as a whole.

        (t) INSURANCE. Except as set forth in Section 3(t) of the Info Disclosure Letter, each of Info and its Subsidiaries is insured with financially responsible insurers in such amounts and against such risks and losses as are customary for companies conducting the business as conducted by Info and its Subsidiaries.

        (u) CERTAIN CONTRACTS. Except as set forth in Section 3(u) of the Info Disclosure Letter, all material contracts to which Info or any of its Subsidiaries is a party or may be bound that are required by Item
    610(b)(10) of Regulation S-K to be filed as exhibits to, or incorporated by reference in, the Info 10-K or the Info 10-Q have been so filed or incorporated by reference. All material contracts to which Info or any of its Subsidiaries is a party or may be bound that have been entered into as of the date hereof and will be required by Item 610(b)(10) of Regulation S-K to be filed or incorporated by reference into Info's Quarterly Report on Form 10-Q for the periods ending June 30, 2000 and September 30, 2000, respectively, but which have not previously been filed or incorporated by reference into any Info Report, are set forth in Section 3(u) of the Info Disclosure Letter. All contracts, licenses, consents, royalty or other agreements which are material to Info and its Subsidiaries, taken as a whole, to which Info or any of its Subsidiaries is a party (the "INFO CONTRACTS") are valid and in full force and effect on the date hereof except to the extent they have previously expired or been terminated in accordance with their terms or, to the extent such invalidity would not reasonably be expected to have an Info Material Adverse Effect and, to Info's knowledge, neither Info nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Info Contract, except for defaults which individually and in the aggregate would not reasonably be expected to result in an Info Material Adverse Effect.

        (v) ACCOUNTING AND TAX MATTERS. To Info's knowledge, neither Info nor any of its Affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by First Avenue, IBS or any of their respective Affiliates) would prevent the Info Merger from qualifying as one of the following: a reorganization under the provisions of Section 368 of the Code or an exchange under the provisions of Section 351 of the Code.

        (w) INVESTMENT COMPANY. Info is not an "Investment Company" as defined in the Investment Company Act of 1940, as amended, in reliance on the safe harbor under Regulation

                                      7-23

    3a-2 promulgated under such act or such other exemption or exception as may be available to Info.

    4. REPRESENTATIONS AND WARRANTIES OF IBS. IBS represents and warrants to Info and First Avenue:

        (a) ORGANIZATION, QUALIFICATION AND CORPORATE POWER. IBS is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of IBS' Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of IBS and its Subsidiaries is duly authorized to conduct business and is qualified as a foreign corporation in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification or failure to be in good standing would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of IBS and its Subsidiaries taken as a whole or on the ability of IBS to consummate the transactions contemplated by this Agreement (an "IBS MATERIAL ADVERSE EFFECT"). Each of IBS and its Subsidiaries has full corporate power and corporate authority, and all foreign, federal, state and local governmental permits, licenses and consents, required to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except for such permits, licenses and consents the failure of which to have would not reasonably be expected to have an IBS Material Adverse Effect. IBS does not own any equity interest in any corporation, partnership, limited liability company, joint venture or other entity other than the Subsidiaries listed in Section 4(a) of IBS' disclosure letter accompanying this Agreement (the "IBS DISCLOSURE LETTER"). The jurisdiction of incorporation of each Subsidiary is listed in Section 4(a) of the IBS Disclosure Letter. IBS has delivered to Info a true, complete and correct copy of its certificate of incorporation and by-laws, each as amended to date. Neither IBS nor any of its Subsidiaries is in violation of any provision of its certificate of incorporation (or comparable charter document) or by-laws.

        (b) CAPITALIZATION. The entire authorized capital stock of IBS consists of 1,000,000 shares of preferred stock, $.01 par value per share, none of which shares are issued and outstanding, and 11,000,000 IBS Shares, of which 6,781,395 IBS Shares were issued and outstanding as of July 7, 2000 (not including 70,353 IBS Shares reserved for issuance in connection with previous acquisitions). All of the issued and outstanding IBS Shares have been duly authorized and are validly issued, fully paid and nonassessable, and none have been issued in violation of any preemptive or similar right granted by IBS. Except as set forth in Section 4(b) of the IBS Disclosure Letter, neither IBS nor any of its Subsidiaries has any outstanding or authorized Stock Rights or outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to IBS or any of its Subsidiaries. There are no rights, contracts, commitments or arrangements obligating IBS or any of its Subsidiaries to redeem, purchase or acquire, or offer to purchase, redeem or acquire, any outstanding shares of, or any outstanding options, warrants or rights of any kind to acquire any shares of, or any outstanding securities that are convertible into or exchangeable for any shares of, capital stock of IBS.

        (c) SUBSIDIARIES. Except as set forth in Section 4(c) of the IBS Disclosure Letter, IBS, directly or indirectly, owns 100% of the outstanding shares of capital stock of each of its Subsidiaries free and clear of any Security Interest and each such share of capital stock has been duly authorized and is validly issued, fully paid and nonassessable, and none of such shares of capital stock has been issued in violation of any preemptive or similar right. No shares of capital stock of, or other equity interests in, any Subsidiary of IBS are reserved for issuance, and there are no contracts, agreements, commitments or arrangements obligating IBS or any of its Subsidiaries (i) to offer, sell, issue, grant, pledge, dispose of or encumber any shares of capital stock of, or other equity interests in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, any of the Subsidiaries of IBS or
    (ii) to redeem,

                                      7-24
    purchase or acquire, or offer to purchase or acquire, any outstanding shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interest in, or any outstanding securities that are convertible into or exchangeable for, any shares of capital stock of, or other equity interests in, any of the Subsidiaries of IBS.

        (d) VOTING ARRANGEMENTS. Except as set forth in Section 4(d) of the IBS Disclosure Letter or in IBS Reports filed prior to the date hereof, there are no voting trusts, proxies or other similar agreements or understandings to which IBS or any of its Subsidiaries is a party or by which IBS or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of IBS or any of its Subsidiaries or with respect to the registration of the offering, sale or delivery of any shares of capital stock of IBS under the Securities Act. There are no issued or outstanding bonds, debentures, notes or other indebtedness of IBS having the right to vote on any matters on which stockholders of IBS may vote.

        (e) AUTHORIZATION OF TRANSACTION. IBS has full power and authority (including full corporate power and corporate authority), and has taken all required action, necessary to properly execute and deliver this Agreement and to perform its obligations hereunder, and this Agreement constitutes the valid and legally binding obligation of IBS, enforceable in accordance with its terms and conditions, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law; PROVIDED, HOWEVER, that IBS cannot consummate the IBS Merger unless and until it receives the Requisite Stockholder Approval of the IBS Stockholders.

        (f) NONCONTRAVENTION. Except as disclosed in Section 4(f) of the IBS Disclosure Letter, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
    (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree or other restriction of any Government Entity to which IBS or any of its Subsidiaries is subject or any provision of the charter or by-laws of IBS or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which either IBS or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject, except in the case of clause (ii) where the violation, conflict, breach, default, acceleration, termination, modification, cancellation or failure to give notice would not reasonably be expected to have an IBS Material Adverse Effect. Other than as required under the provisions of the Hart-Scott-Rodino Act, the Delaware General Corporation Law, Nasdaq, the Securities Exchange Act, the Securities Act and state securities laws, neither IBS nor any of its Subsidiaries needs to give any notice to, make any filing with or obtain any authorization, consent or approval of any Government Entity in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file or to obtain any authorization, consent or approval would not reasonably be expected to have an IBS Material Adverse Effect or except as set forth in Section 4(f) of the IBS Disclosure Letter. "REQUIRED IBS CONSENTS" means any authorization, consent or approval of a Government Entity or other third party required to be obtained pursuant to any state securities laws or so that a matter set forth in Section 4(f) of the IBS Disclosure Letter would not be reasonably expected to have an IBS Material Adverse Effect for purposes of this Section 4(f).

        (g) FILINGS WITH THE SEC. IBS has made all filings with the SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively, the "IBS REPORTS"). Each of the IBS Reports has complied with the Securities Act and the Securities Exchange Act in all material respects. None of the IBS Reports, as of their respective dates,

                                      7-25
    contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        (h)  FINANCIAL STATEMENTS.

           (i) IBS has filed an Annual Report on Form 10-K (the "IBS 10-KSB") for the fiscal year ended December 31, 1999 and a Quarterly Report on Form 10-Q (the "IBS 10-QSB") for the fiscal quarter ended March 31, 2000. The financial statements included in the IBS 10-KSB and the IBS 10-QSB (including the related notes and schedules) have been prepared from the books and records of IBS and its Subsidiaries in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, and present fairly in all material respects the financial condition of IBS and its Subsidiaries as of the indicated dates and the results of operations and cash flows of IBS and its Subsidiaries for the periods set forth therein (subject in the case of quarterly financial statements to the absence of complete footnotes and subject to normal year-end audit adjustments and fourth quarter adjustments disclosed in such footnotes).

           (ii) From January 1, 2000 until the date of this Agreement, IBS and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of IBS and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to have an IBS Material Adverse Effect or (B) liabilities disclosed in
       Section 4(h) of the IBS Disclosure Letter or in IBS Reports filed prior to the date hereof.

        (i) EVENTS SUBSEQUENT TO JANUARY 1, 2000. From January 1, 2000 to the date of this Agreement, except as disclosed in the IBS Reports filed prior to the date hereof or except as set forth in Section 4(i) of the IBS Disclosure Letter, (i) IBS and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any transaction other than according to, the ordinary and usual course of such businesses, and
    (ii) there has not been (A) any change in the financial condition, business or results of operations of IBS or any of its Subsidiaries, or any development or combination of developments relating to IBS or any of its Subsidiaries of which management of IBS has knowledge, and which would reasonably be expected to have an IBS Material Adverse Effect; (B) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of IBS, or any redemption, repurchase or other reacquisition of any of the capital stock of IBS; (C) any change by IBS in accounting principles, practices or methods; (D) any increase in the compensation of any officer of IBS or any of its Subsidiaries or grant of any general salary or benefits increase to the employees of IBS or any of its Subsidiaries other than in the ordinary course of business consistent with past practices; (E) any issuance or sale of any capital stock or other securities (including any Stock Rights) by IBS or any of its Subsidiaries of any kind, other than upon exercise of Stock Rights issued by or binding upon IBS; (F) any material modification, amendment or change to the terms or conditions of any Stock Right; (G) any split, combination, reclassification, redemption, repurchase or other reacquisition of any capital stock or other securities of IBS or any of its Subsidiaries; or (H) any creation or assumption by IBS of any lien on any asset of IBS or any of its Subsidiaries other than in the ordinary course of business consistent with past practice.

        (j) COMPLIANCE. Except as set forth in Section 4(j) of the IBS Disclosure Letter or in IBS Reports filed prior to the date hereof, IBS and its Subsidiaries are in compliance with all applicable foreign, federal, state and local laws, rules and regulations and all court orders, judgments and decrees to which any of them is a party except where the failure to be in compliance would not reasonably be expected to have an IBS Material Adverse Effect.

                                      7-26

        (k) BROKERS' AND OTHER FEES. Except as set forth in Section 4(k) of the IBS Disclosure Letter, none of IBS and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

        (l) LITIGATION AND LIABILITIES. Except as disclosed in Section 4(l) of the IBS Disclosure Letter or in IBS Reports filed prior to the date hereof, there are (i) no actions, suits or proceedings pending or, to the knowledge of IBS, threatened against IBS or any of its Subsidiaries, or any facts or circumstances known to IBS which may give rise to an action, suit or proceeding against IBS or any of its Subsidiaries, which would reasonably be expected to have an IBS Material Adverse Effect and (ii) no obligations or liabilities of IBS or any of its Subsidiaries, whether accrued, contingent or otherwise, to IBS which would reasonably be expected to have an IBS Material Adverse Effect.

        (m) TAXES. Except as set forth in Section 4(m) of the IBS Disclosure Letter, IBS and each of its Subsidiaries have duly filed or caused to be duly filed on their behalf all federal, state, local and foreign Tax Returns required to be filed by them, and have duly paid, caused to be paid or made adequate provision for the payment of all Taxes required to be paid in respect of the periods covered by such Tax Returns, except where the failure to file such Tax Returns or pay such Taxes would not reasonably be expected to have an IBS Material Adverse Effect. Except as set forth in Section 4(m) of the IBS Disclosure Letter, no claims for Taxes have been asserted against IBS or any of its Subsidiaries and no material deficiency for any Taxes has been proposed, asserted or assessed which has not been resolved or paid in full. To the knowledge of IBS, no Tax Return or taxable period of IBS or any of its Subsidiaries is under examination by any Taxing Authority, and neither IBS nor any of its Subsidiaries has received written notice of any pending audit by any Taxing Authority. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Return for any period of IBS or any or its Subsidiaries. Except as set forth in Section 4(m) of the IBS Disclosure Letter, there are no tax liens other than liens for Taxes not yet due and payable relating to IBS or any of its Subsidiaries. Neither IBS nor any of its Subsidiaries has made payment of or is a party to any agreement or contract which would obligate it to make payment of any "EXCESS PARACHUTE PAYMENT" within the meaning of
    Section 280G of the Code. Neither IBS nor any of its Subsidiaries has filed any consent pursuant to Section 341(f) of the Code or agreed to have
    Section 341(f)(2) of the Code apply to any disposition of a subsection
    (f) asset owned by IBS or any of its Subsidiaries. IBS has not been and is not a United States real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in
    Section 897(c)(1)(A)(ii) of the Code. Neither IBS nor any of its Subsidiaries is a party to any tax allocation or sharing agreement. None of IBS or its Subsidiaries (x) has been a member of an "AFFILIATED GROUP," within the meaning of Section 1504(a) of the Code, other than a group the common parent of which was the IBS or (y) has any liability for the Taxes of any person (other than any of IBS or its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law or as a transferee, successor, by contract or otherwise. IBS has withheld and has timely paid over to the proper Taxing Authorities all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid to any shareholder, employee, independent contractor, creditor or other third party, except where the failure to do any of the foregoing would not reasonably be expected to have an IBS Material Adverse Effect. IBS' tax basis in its assets for purposes of determining its future amortization, depreciation and other federal income tax deductions is accurately reflected in all material respects on IBS' tax books and records. IBS has disclosed on its Tax Returns all positions taken therein that could give rise to substantial understatement of tax within the meaning of Code
    Section 6662.

                                      7-27

        (n) FAIRNESS OPINION. Janney Montgomery Scott has delivered the IBS Fairness Opinion to the IBS Board, and a true and complete copy thereof has been furnished to Info.

        (o) EMPLOYEE BENEFITS. Except as set forth in Section 4(o) of the IBS Disclosure Letter:

           (i) All material pension, profit-sharing, deferred compensation, savings, stock bonus and stock option plans, and all employee benefit plans, whether or not covered by ERISA which are sponsored by IBS, any Subsidiary of IBS or any IBS ERISA Affiliate (as defined below) of IBS or to which IBS, any Subsidiary of IBS or any IBS ERISA Affiliate of IBS makes contributions, and which cover employees of IBS or any Subsidiary of IBS (the "IBS EMPLOYEES") or former employees of IBS or any Subsidiary of IBS, all employment or severance contracts with employees of IBS or any Subsidiary of IBS, and any applicable "CHANGE OF CONTROL" or similar provisions in any plan, contract or arrangement that cover IBS Employees (collectively, "IBS BENEFIT PLANS" and individually an "IBS BENEFIT PLAN") are accurately and completely listed in Section 4(o) of the IBS Disclosure Letter. No IBS Benefit Plan is a multi-employer plan, money purchase plan, defined benefit plan, multiple employer plan or multiple employer welfare arrangement and no IBS Benefit Plan is covered by Title IV of ERISA. IBS has, with respect to each IBS Benefit Plan, delivered to Info true and complete copies of: (i) all plan texts and agreements and related trust agreements or annuity contracts; (ii) all summary plan descriptions and material employee communications; (iii) the most recent annual report (including all schedules thereto); (iv) the most recent actuarial valuation; (v) the most recent annual audited financial statement and opinion; (vi) the most recent annual and periodic accounting of plan assets; (vii) if the plan is intended to qualify under Code section 401(a) or 403(a), the most recent determination letter received from the IRS; and (viii) all material communications with any governmental entity or agency (including, without limitation, the Department of Labor, the Internal Revenue Service and the Pension Benefit Guaranty Corporation).

           (ii) All IBS Benefit Plans to the extent subject to ERISA, are in compliance in all material respects with ERISA and the rules and regulations promulgated thereunder. Each IBS Benefit Plan which is an "EMPLOYEE PENSION BENEFIT PLAN" within the meaning of Section 3(2) of ERISA ("IBS PENSION PLAN") and which is intended to be qualified under
       Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, which determination letter is currently in effect, and there are no proceedings pending or, to the knowledge of IBS, threatened, or any facts or circumstances known to IBS, which are reasonably likely to result in revocation of any such favorable determination letter. There is no pending or, to the knowledge of IBS, threatened litigation relating to the IBS Benefit Plans. With respect to each IBS Benefit Plan, no event has occurred, and there exists no condition or set of circumstances in connection with which IBS could, directly or indirectly (through an entity which is under common control with IBS as defined in Code section 414(b), (c), (m), (o), or (t) or otherwise), be subject to any liability under ERISA, the Code or any other applicable law, except liability for benefits claims and funding obligations payable in the ordinary course. Each IBS Benefit Plan that is not qualified under Code sections 401(a) or 403(a) is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to ERISA sections 201(2), 301(a)(3) and 401(a)(1). No assets of IBS are allocated to or held in a "rabbi trust" or similar funding vehicle.

          (iii) No liability under Title IV of ERISA has been or is reasonably likely to be incurred by IBS or any of its Subsidiaries with respect to any ongoing, frozen or terminated IBS Benefit Plan that is a "SINGLE-EMPLOYER PLAN", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any

                                      7-28
       entity which is considered a predecessor of IBS or one employer with IBS under Section 4001 of ERISA (an "IBS ERISA AFFILIATE"). All contributions required to be made under the terms of any IBS Benefit Plan have been timely made or reserves therefor on the balance sheet of IBS have been established, which reserves are adequate. Except as required by Part 6 of Title I of ERISA, IBS does not have any unfunded obligations for retiree health and life benefits under any IBS Benefit Plan.

           (iv) IBS and its Subsidiaries have not incurred any liability under, and have complied in all material respects with, the WARN Act, and no fact or event exists that could give rise to liability under such act.

           (v) With respect to each IBS Benefit Plan, there has occurred no non-exempt "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of any fiduciary duty described in Section 404 of ERISA that could, if successful, result in any liability, direct or indirect, for IBS or any stockholder, officer, director, or employee of IBS.

           (vi) No IBS Benefit Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other governmental entity, and no matters are pending with respect to any IBS Benefit Plan under any IRS program.

          (vii) No IBS Benefit Plan contains any provision or is subject to any law that would prohibit the transactions contemplated by this Agreement or that, except as set forth in Section 4(o) of the IBS Disclosure Letter, would give rise to any vesting of benefits, severance, termination, or other payments or liabilities as a result of the transactions contemplated by this Agreement. IBS has not declared or paid any bonus compensation in contemplation of the transactions contemplated by this Agreement.

         (viii) IBS has made no plan or commitment, whether or not legally binding, to create any additional IBS Benefit Plan or to modify or change any existing IBS Benefit Plan. No statement, either written or oral, has been made by IBS to any person with regard to any IBS Benefit Plan that was not in accordance with the IBS Benefit Plan and that could have an adverse economic consequence to IBS. All IBS Benefit Plans may be amended or terminated without penalty by IBS at any time on or after the Closing.

           (ix) With respect to any IBS Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA), (i) each welfare plan for which contributions are claimed as deductions under any provision of the Code is in compliance with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a welfare plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under
       Section 4976(a) of the Code, (iii) any IBS Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, in all material respects with all of the requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act, the applicable provisions of the Social Security Act, the Health Insurance Portability and Accountability Act of 1996, and other applicable laws, and (iv) no welfare plan provides health or other benefits after an employee's or former employee's retirement or other termination of employment except as required by Section 4980B of the Code.

           (x) All persons classified by IBS as independent contractors satisfy and have at all times satisfied the requirements of applicable law to be so classified; IBS has fully and accurately reported their compensation on IRS Forms 1099 when required to do so; and IBS has no

                                      7-29
       obligations to provide benefits with respect to such persons under IBS Benefit Plans or otherwise. IBS does not employ and has not employed any "leased employees" as defined in Section 414(n) of the Code.

        (p) YEAR 2000. Except as disclosed in the previously filed IBS Reports, IBS' products and information systems are Year 2000 Compliant except to the extent that their failure to be Year 2000 Compliant would not, individually or in the aggregate, reasonably be expected to have an IBS Material Adverse Effect.

        (q) ENVIRONMENTAL MATTERS. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have an IBS Material Adverse Effect or would not otherwise require disclosure pursuant to the Securities Exchange Act, or are listed in Section 4(q) of the IBS Disclosure Letter or described in IBS Reports filed prior to the date hereof, (i) each of IBS and its Subsidiaries has complied and is in compliance with all applicable Environmental Laws; (ii) the properties currently owned or operated by IBS or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with Hazardous Substances (as defined below); (iii) neither IBS nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property;
    (iv) neither IBS nor any or its Subsidiaries has had any release or threat of release of any Hazardous Substance; (v) neither IBS nor any of its Subsidiaries has received any notice, demand, threat, letter, claim or request for information alleging that it or any of its Subsidiaries may be in violation of or liable under any Environmental Law (including any claims relating to electromagnetic fields or microwave transmissions);
    (vi) neither IBS nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any governmental or regulatory authority of competent jurisdiction or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and
    (vii) to IBS' knowledge, there are no circumstances or conditions involving IBS or any of its Subsidiaries that would reasonably be expected to result in any claims, liabilities, investigations, costs or restrictions on the ownership, use or transfer of any of its properties pursuant to any Environmental Law.

        (r) INTELLECTUAL PROPERTY. Except as disclosed in Section 4(r) of the IBS Disclosure Letter or in the IBS Reports filed prior to the date hereof, IBS and its Subsidiaries have all right, title and interest in, or a valid and binding license to use, all IBS Intellectual Property (as defined below). Except as disclosed in Section 4(r) of the IBS Disclosure Letter or in the IBS Reports filed prior to the date hereof, IBS and its Subsidiaries
    (i) have not defaulted in any material respect under any license to use any IBS Intellectual Property, (ii) are not the subject of any proceeding or litigation for infringement of any third party intellectual property,
    (iii) have no knowledge of circumstances that would be reasonably expected to give rise to any such proceeding or litigation and (iv) have no knowledge of circumstances that are causing or would be reasonably expected to cause the loss or impairment of any IBS Intellectual Property, other than a default, proceeding, litigation, loss or impairment that is not having or would not be reasonably expected to have, individually or in the aggregate, an IBS Material Adverse Effect. No judgment, decree, injunction or order binding on IBS has been rendered by a Government Entity which limits, cancels or questions the validity of the rights of IBS or any of its Subsidiaries in any IBS Intellectual Property.

        For purposes of this Agreement, "IBS INTELLECTUAL PROPERTY" means patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, copyrights and copyright rights, trade secret and trade secret rights, and other intellectual property rights, and all pending applications for and registrations of any of the foregoing that are individually or in the aggregate material to the conduct of the business of IBS and its Subsidiaries taken as a whole.

                                      7-30

        (s) INSURANCE. Except as set forth in Section 4(s) of the IBS Disclosure Letter, each of IBS and its Subsidiaries is insured with financially responsible insurers in such amounts and against such risks and losses as are customary for companies conducting the business as conducted by IBS and its Subsidiaries.

        (t) CERTAIN CONTRACTS. Except as set forth in Section 4(t) of the IBS Disclosure Letter, all material contracts to which IBS or any of its Subsidiaries is a party or may be bound that are required by Item
    610(b)(10) of Regulation S-K to be filed as exhibits to, or incorporated by reference in, the IBS 10-KSB or the IBS 10-QSB have been so filed or incorporated by reference. All material contracts to which IBS or any of its Subsidiaries is a party or may be bound that have been entered into as of the date hereof and will be required by Item 610(b)(10) of Regulation S-K to be filed or incorporated by reference into IBS' Quarterly Report on Form 10-Q for the periods ending June 30, 2000 and September 30, 2000, respectively, but which have not previously been filed or incorporated by reference into any IBS Reports, are set forth in Section 4(t) of the IBS Disclosure Letter. All contracts, licenses, consents, royalty or other agreements which are material to IBS and its Subsidiaries, taken as a whole, to which IBS or any of its Subsidiaries is a party (the "IBS CONTRACTS") are valid and in full force and effect on the date hereof except to the extent they have previously expired or been terminated in accordance with their terms or, to the extent such invalidity would not reasonably be expected to have an IBS Material Adverse Effect and, to IBS' knowledge, neither IBS nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any IBS Contract, except for defaults which individually and in the aggregate would not reasonably be expected to result in an IBS Material Adverse Effect.

        (u) ACCOUNTING AND TAX MATTERS. To IBS' knowledge, neither IBS nor any of its Affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by First Avenue, Info or any of their respective Affiliates) would prevent the IBS Merger from qualifying as one of the following: a reorganization under the provisions of Section 368 of the Code or an exchange under the provisions of Section 351 of the Code.

        (v) INVESTMENT COMPANY. IBS is not an "investment company" as defined in the Investment Company Act of 1940, as amended.

        (w) DELAWARE GENERAL CORPORATION LAW. To the knowledge of IBS, no state takeover statute is applicable to this Agreement or the IBS Merger.

    5. REPRESENTATIONS AND WARRANTIES OF FIRST AVENUE. First Avenue represents and warrants to IBS and Info:

        (a) ORGANIZATION, QUALIFICATION AND POWER. First Avenue is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly authorized to conduct business therein and is qualified as a foreign corporation and in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification or failure to be in good standing would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of First Avenue or on the ability of First Avenue to consummate the transactions contemplated by this Agreement (a "FIRST AVENUE MATERIAL ADVERSE EFFECT"). First Avenue has the full corporate power and authority, and all foreign, federal, state and local governmental permits, licenses and consents, required to carry on the businesses in which First Avenue is engaged and to own and use the properties owned and used by it, except for such permits, licenses and consents the failure of which to have would not reasonably be expected to have a First Avenue Material Adverse Effect. First Avenue does not have any Subsidiaries and does not own any equity interest in any corporation, partnership, limited liability company, joint venture or other legal entity. First Avenue

                                      7-31
    has delivered to Holdco a true, complete and correct copy of its certificate of incorporation and by-laws, each as amended to date. First Avenue is not in violation of any provision of its certificate of incorporation or by-laws.

        (b) CAPITALIZATION. First Avenue has issued or has received subscriptions or binding commitments to purchase for not less than $10 in cash per First Avenue Share, in the aggregate, 100,000 First Avenue Common Shares and 500,000 First Avenue Preferred Shares (collectively, the "FIRST AVENUE COMMITMENTS") from the Persons listed on Section 5(b) of the First Avenue disclosure letter accompanying this Agreement (the "FIRST AVENUE DISCLOSURE LETTER"). Each Person that has provided a First Avenue Commitment has executed and delivered a lockup agreement in substantially the form of Exhibit E hereto (a "LOCKUP AGREEMENT"). At Closing, First Avenue will have not more than 600,000 First Avenue Shares (both First Avenue Common Shares and First Avenue Preferred Shares) issued and outstanding. All First Avenue Shares issued or to be issued pursuant to the First Avenue Commitments have been or will be duly authorized by all necessary action, and when issued and paid for in full shall be validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights, and will be issued in compliance with the requirements of the Securities Act and applicable state securities or Blue Sky laws. Other than the First Avenue Commitments, First Avenue does not have any outstanding Stock Rights, or any outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to First Avenue. Except as set forth in the First Avenue Disclosure Letter, there are no rights, contracts, commitments or arrangements obligating First Avenue to redeem, purchase or acquire, any outstanding shares of, or any outstanding options, warrants or rights of any kind to acquire any shares of, or any outstanding securities that are convertible into or exchangeable for any shares of, capital stock of First Avenue other than the First Avenue Commitments.

        (c) OPERATIONS OF FIRST AVENUE. First Avenue was formed to create a global network of technology venture service providers and to provide services in connection therewith. First Avenue has never held and does not at the date hereof hold any interest in real property. First Avenue has only those assets, liabilities and employees and is party only to those contracts listed in Section 5(c) of the First Avenue Disclosure Letter.

        (d) VOTING ARRANGEMENTS. There are no voting trusts, proxies or other similar agreements or understandings to which First Avenue is a party or by which First Avenue is bound with respect to the voting of any First Avenue Shares or with respect to the registration of any First Avenue Shares under the Securities Act. There are no issued or outstanding bonds, debentures, notes or other indebtedness of First Avenue having the right to vote on any matters on which First Avenue Stockholders may vote.

        (e) AUTHORIZATION OF TRANSACTION. First Avenue has full power and authority, and has taken all required action (including without limitation all necessary action by the First Avenue Stockholders), necessary to properly execute and deliver this Agreement and to perform its obligations hereunder, and this Agreement constitutes the valid and legally binding obligation of First Avenue, enforceable in accordance with its terms and conditions, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Each First Avenue Stockholder has voted in favor of this Agreement and the FAV Merger.

        (f) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree or other restriction of any Government Entity to which First Avenue is subject or any provision of the certificate of incorporation or by-laws of First Avenue, or (ii) conflict with, result in a breach of, constitute a default under, result in the

                                      7-32
    acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which First Avenue is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not reasonably be expected to have a First Avenue Material Adverse Effect. Except as set forth in Section 5(f) of the First Avenue Disclosure Letter, no notice to, filing with or authorization, consent or approval of any Government Entity is required on the part of First Avenue in order for the Parties to consummate the transactions contemplated by this Agreement. "REQUIRED FIRST AVENUE CONSENTS" means any authorization, consent or approval or a Government Entity or other third party required to be obtained pursuant to any state securities laws or so that a matter set forth in Section 5(f) of the First Avenue Disclosure Letter would not be reasonably expected to have a First Avenue Material Adverse Effect for purposes of this Section 5(f).

        (g) COMPLIANCE. First Avenue is in compliance with all applicable foreign, federal, state and local laws, rules and regulations and all court orders, judgments and decrees to which any of them is a party, except where the failure to be in compliance would not reasonably be expected to have a First Avenue Material Adverse Effect.

        (h) BROKERS' AND OTHER FEES. First Avenue does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

        (i) LITIGATION AND LIABILITIES. There are (i) no actions, suits or proceedings pending or, to the knowledge of First Avenue, threatened against First Avenue, or any facts or circumstances known to First Avenue which may give rise to an action, suit or proceeding against First Avenue, which would reasonably be expected to have a First Avenue Material Adverse Effect, and
    (ii) no obligations or liabilities of First Avenue, whether accrued, contingent or otherwise, known to First Avenue which would reasonably be expected to have a First Avenue Material Adverse Effect.

        (j) FIRST AVENUE STOCKHOLDERS. Each of the First Avenue Stockholders is, and at the Effective Time will be, an "accredited investor" (as defined in Rule 501 promulgated under the Securities Act) or a "qualified institutional buyer" (as defined in Rule 144A promulgated under the Securities Act).

    6. COVENANTS. The Parties agree as follows with respect to the period from and after the execution of this Agreement through and including the Effective Time (except for Section 6(j), which will apply from and after the Effective Time in accordance with its terms and Section 6(p) which will apply from the date hereof and shall survive after the Closing).

        (a) GENERAL. Each of the Parties will use all reasonable efforts to take all actions and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in
    Section 6 below).

        (b) NOTICES AND CONSENTS. Each Party will give any notices (and will cause each of their respective Subsidiaries to give any notices) to third parties, and will use all reasonable efforts to obtain (and will cause each of their respective Subsidiaries to use all reasonable efforts to obtain) any third-party consents, that may be required in order for such Party to consummate the transactions contemplated by this Agreement; provided, that no Party shall be required to make any material payment to any third party in order to obtain any third-party consent.

                                      7-33

        (c) REGULATORY MATTERS AND APPROVALS. Each of the Parties, promptly after the date hereof, will (and IBS and Info, promptly after the date hereof, will cause each of their respective Subsidiaries to) give any notices to, make any filings with and use all reasonable efforts to obtain any authorizations, consents and approvals of Government Entities necessary in order for such Party to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing:

           (i) FEDERAL SECURITIES LAWS. As promptly as practicable following the date hereof, IBS and Info shall cooperate in preparing, and each shall cause to be filed with the SEC mutually acceptable preliminary proxy materials which shall constitute the Joint Proxy Statement/ Prospectus (such proxy statement/prospectus, and any amendments or supplements thereto, the "JOINT PROXY STATEMENT/PROSPECTUS"), and Holdco shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Holdco Shares in connection with the IBS Merger and the Info Merger (such registration statement, and any amendments or supplements thereto, the "REGISTRATION STATEMENT"), and file with state securities administrators such registration statements or other documents as may be required under applicable blue sky laws to qualify or register such Holdco Shares in such states as are designated by Info and IBS (the "BLUE SKY FILINGS"). The Joint Proxy Statement/Prospectus will be included in the Registration Statement as Holdco's prospectus. The Registration Statement and the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Holdco shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after filing with the SEC and to keep the Registration Statement effective as long as is necessary to consummate the IBS Merger and the Info Merger. Each of IBS , Info and First Avenue agrees that none of the information supplied or to be supplied by such Party for inclusion or incorporation by reference in the Registration Statement and/or the Joint Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Info Special Meeting or the IBS Special Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to IBS and the IBS Special Meeting will be deemed to have been supplied by IBS; information concerning or related to Info and the Info Special Meeting shall be deemed to have been supplied by Info; and information concerning or related to First Avenue and First Avenue Stockholders shall be deemed by have been supplied by First Avenue. IBS, Info and First Avenue will cooperate and provide each other with a reasonable opportunity to review and comment on the Joint Proxy Statement/ Prospectus and any amendment or supplement thereto prior to filing such with the SEC, will provide each other with a copy of all such filings concurrent with their filing with the SEC and will notify each other as promptly as practicable after the receipt of any comments from the SEC or its staff or from any state securities administrators and of any request by the SEC or its staff or by any state securities administrators for amendments or supplements to the Registration Statement or any Blue Sky Filings or for additional information, and will supply each other and their respective legal counsel with copies of all correspondence between Holdco, IBS or Info or any of their respective representatives, on the one hand, and the SEC, its staff or any state securities administrators, on the other hand, with respect to the Registration Statement. No change, amendment or supplement to the Joint Proxy Statement/Prospectus shall be made without the approval of IBS and Info, which approval shall not be unreasonably withheld or delayed. If, at any time prior to the Effective Time, any event relating to any Party or any of their respective Affiliates, officers or directors is discovered by such Party that is required by the Securities

                                      7-34

       Act or the Securities Exchange Act to be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, such Party will as promptly as practicable inform the others, and such amendment or supplement will be promptly filed with the SEC and disseminated to the stockholders of Info and IBS, to the extent required by applicable securities laws. All documents which any Party files or is responsible for filing with the SEC and any other regulatory agency in connection with any of the Mergers (including, without limitation, the Registration Statement and the Joint Proxy Statement/Prospectus) will comply as to form and content in all material respects with the provisions of applicable law. Notwithstanding the foregoing, none of Info, IBS or First Avenue makes any representations or warranties with respect to any information that has been supplied in writing by either of the others, or the other's auditors, attorneys or financial advisors, specifically for use in the Registration Statement or the Joint Proxy Statement/ Prospectus, or in any other documents to be filed with the SEC or any other regulatory agency expressly for use in connection with the transactions contemplated hereby.

           (ii) STATE CORPORATION LAW. Info will take all action, to the extent necessary in accordance with applicable law, its articles of incorporation and by-laws to convene a special meeting of its stockholders (the "INFO SPECIAL MEETING"), as soon as reasonably practicable in order that its stockholders may consider and vote upon the adoption of this Agreement and the approval of the Info Merger in accordance with the Pennsylvania Business Corporation Law. IBS will take all action, to the extent necessary in accordance with applicable law, its certificate of incorporation and by-laws to convene a special meeting of its stockholders (the "IBS SPECIAL MEETING"), as soon as reasonably practicable in order that its stockholders may consider and vote upon the adoption of this Agreement and the approval of the IBS Merger in accordance with the Delaware Business Corporation Law. Info and IBS shall mail the Joint Proxy Statement/Prospectus to their respective stockholders simultaneously and as soon as reasonably practicable. Subject to Section 6(h)(iv) and Section 6(i)(iv) below, the Joint Proxy Statement/Prospectus shall contain the affirmative unanimous recommendations of the Info Board in favor of the adoption of this Agreement and the approval of the Info Merger and of the IBS Board in favor of the adoption of this Agreement and the approval of the IBS Merger.

           (iii) PERIODIC REPORTS. Each of IBS, Info and First Avenue and their respective counsel shall be given an opportunity to review, and shall promptly review and provide the other party with comments, if any, with respect to, each Form 10-K, Form 10-Q and Form 8-K (and any amendments thereto) to be filed by IBS or Info under the Securities Exchange Act which mentions this Agreement or the transactions contemplated hereby prior to their being filed with the SEC and the Nasdaq Small Cap Market ("NASDAQ"). Each of IBS, Info and First Avenue and their respective counsel shall be provided with final copies of each Form 10-K, Form 10-Q and Form 8-K (and any amendments thereto) filed by IBS or Info concurrently with their filing with the SEC.

        (d)  OPERATION OF INFO'S BUSINESS.  Except as set forth in Section
    6(d) of the Info Disclosure Letter or as otherwise expressly contemplated by this Agreement, Info will not (and will not cause or permit any of its Subsidiaries to), without the written consent of IBS, take any action or enter into any transaction other than in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as expressly provided in this Agreement or Section
    6(d) of the Info Disclosure Letter, without the written consent of IBS:

           (i) none of Info and its Subsidiaries will authorize or effect any change in its charter or by-laws or comparable organizational document;

                                      7-35

           (ii) none of Info and its Subsidiaries will grant any Stock Rights or issue, sell, authorize or otherwise dispose of any of its capital stock,
       (x) except upon the conversion or exercise of Stock Rights outstanding as of the date of this Agreement and (y) except for stock options issued to employees of Info and its Subsidiaries in a manner consistent with past practice which (I) do not provide for the issuance of more than 100,000 Info Shares in any calendar quarter, (II) are issued only to new employees and employees promoted after the date hereof, (III) are issued at not less than the market price of the Info Stock on the date of grant as determined in accordance with the plan pursuant to which such options are issued, (IV) are not issued to any executive officer or director of Info and (V) do not provide for accelerated vesting as a result of the Merger;

          (iii) none of Info and its Subsidiaries will sell, lease, encumber or otherwise dispose of, or otherwise agree to sell, lease, encumber or otherwise dispose of, any of its assets which are material, individually or in the aggregate, to Info and its Subsidiaries taken as a whole except in the ordinary course consistent with past practice;

           (iv) none of Info and its Subsidiaries (other than wholly-owned Subsidiaries) will declare, set aside or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind);

           (v) none of Info and its Subsidiaries will split, combine or reclassify any of its capital stock or redeem, repurchase or otherwise acquire any of its capital stock;

           (vi) none of Info and its Subsidiaries will acquire or agree to acquire by merger or consolidation with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business of any Person or division thereof or otherwise acquire or agree to acquire any assets (other than assets used in the operation of the business of Info and its Subsidiaries in the ordinary course consistent with past practice);

          (vii) none of Info or its Subsidiaries will incur or commit to any capital expenditures other than capital expenditures incurred or committed to in the ordinary course of business consistent with past practice;

         (viii) none of Info or its Subsidiaries will (x) make any loans, advances or capital contributions to, or investments in, any other Person, other than by Info or a Subsidiary of Info to or in Info or any Subsidiary of Info, (y) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than loans, advances, capital contributions, investments, payments, discharges or satisfactions incurred or committed to in the ordinary course of business consistent with past practice or
       (z) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, Security Interests, loans or advances not in existence as of the date of this Agreement except pursuant to the credit facilities, indentures and other arrangements in existence on the date of this Agreement and incurred in the ordinary course of business consistent with past practice, and any other indebtedness existing on the date of this Agreement (in each case as such credit facilities, indentures, other arrangements and other existing indebtedness may be amended, extended, modified, refunded, renewed or refinanced after the date of this Agreement, but only if the aggregate principal amount thereof is not increased thereby, the term thereof is not extended thereby and the other terms and conditions thereof, taken as a whole, are not less advantageous to Info and its Subsidiaries than those in existence as of the date of this Agreement) and indebtedness not in excess of $2 million in principal amount incurred in the ordinary course of business consistent with past practice after the date of this Agreement;

                                      7-36

           (ix) none of Info and its Subsidiaries will make any change in employment terms for any of its directors, officers and employees other than (A) customary increases to employees whose total annual cash compensation is less than $100,000 awarded in the ordinary course of business consistent with past practices, and (B) customary employee bonuses (including to employees who are officers) approved by the Info Board and paid in the ordinary course of business consistent with past practices and (C) immaterial changes to Info Benefit Plans;

           (x) except as disclosed in the Info Reports filed prior to the date of this Agreement, Info will not change its methods of accounting in effect at December 31, 1999 in a manner materially affecting the consolidated assets, liabilities or results of operations of Info, except as required by changes in GAAP as concurred in by Info's independent auditors, and Info will not (i) change its fiscal year or (ii) make any material tax election, other than in the ordinary course of business consistent with past practice; and

           (xi) none of Info and its Subsidiaries will resolve or commit to any of the foregoing.

        In the event Info shall request IBS to consent in writing to an action otherwise prohibited by this Section 6(d), IBS shall use reasonable efforts to respond in a prompt and timely fashion (but in no event later than ten
    (10) business days following such request); the consent of IBS shall not unreasonably be withheld.

        (e)  OPERATION OF IBS' BUSINESS.  Except as set forth in Section
    6(e) of the IBS Disclosure Letter or as otherwise contemplated by this Agreement, IBS will not, without the written consent of Info, take any action or enter into any transaction other than in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as expressly provided in this Agreement or Section 6(e) of the IBS Disclosure Letter, without the written consent of Info:

           (i) none of IBS and its Subsidiaries will authorize or effect any change in its charter or by-laws or comparable organizational document;

           (ii) none of IBS and its Subsidiaries will grant any Stock Rights or issue, sell, authorize or otherwise dispose of any of its capital stock,
       (x) except upon the conversion or exercise of Stock Rights outstanding as of the date of this Agreement and (y) except for stock options issued to employees of IBS and its Subsidiaries in a manner consistent with past practice which (I) do not provide for the issuance of more than 100,000 IBS Shares in any calendar quarter, (II) are issued only to new employees and employees promoted after the date hereof, (III) are issued at not less than the market price of the IBS Shares on the date of grant as determined in accordance with the plan pursuant to which such options are issued, (IV) are not issued to any executive officer or director of IBS and (V) do not provide for accelerated vesting as a result of the Merger;

          (iii) none of IBS and its Subsidiaries will sell, lease, encumber or otherwise dispose of, or otherwise agree to sell or otherwise dispose of, or terminate or modify the terms of any agreement or arrangement existing on the date hereof, with respect to the disposition of, any of its assets, which are material, individually or in the aggregate, to IBS and its Subsidiaries taken as a whole except in the ordinary course of business consistent with past practice and except that IBS may enter into, amend or modify any agreement or arrangement with respect to the sale of IBS' commercial and consumer internet access business and equipment related thereto after having given Info prior written notice of such amendment or modification and of any proposed new agreement or arrangement and the terms thereof and an opportunity to consult with IBS concerning such amendment, modification or new agreement or arrangement;

                                      7-37

           (iv) none of IBS and its Subsidiaries (other than wholly owned Subsidiaries) will declare, set aside or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind);

           (v) none of IBS and its Subsidiaries will split, combine or reclassify any of its capital stock or redeem, repurchase or otherwise acquire any of its capital stock;

           (vi) none of IBS and its Subsidiaries will acquire or agree to acquire by merger or consolidation with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business of any Person or division thereof or otherwise acquire or agree to acquire any substantial assets in a single transaction or series of related transactions;

          (vii) none of IBS or its Subsidiaries will incur or commit to any capital expenditures other than capital expenditures incurred or committed to in the ordinary course of business consistent with past practice;

         (viii) none of IBS or its Subsidiaries will (A) make any loans, advances or capital contributions to, or investments in, any other Person, other than by IBS or a Subsidiary of IBS to or in IBS or any Subsidiary of IBS, (B) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than loans, advances, capital contributions, investments, payments, discharges or satisfactions incurred or committed to in the ordinary course of business consistent with past practice or
       (C) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, Security Interests, loans or advances not in existence as of the date of this Agreement except pursuant to the credit facilities, indentures and other arrangements in existence on the date of this Agreement and incurred in the ordinary course of business consistent with past practice, and any other indebtedness existing on the date of this Agreement (in each case as such credit facilities, indentures, other arrangements and other existing indebtedness may be amended, extended, exchanged, modified, refunded, renewed or refinanced after the date of this Agreement, but only if the aggregate principal amount thereof is not increased thereby, the term thereof is not extended thereby and the other terms and conditions thereof, taken as a whole, are not less advantageous to IBS and its Subsidiaries than those in existence as of the date of this Agreement) and indebtedness not in excess of $2 million in principal amount incurred in the ordinary course of business consistent with past practice after the date of this Agreement;

           (ix) none of IBS and its Subsidiaries will make any change in employment terms for any of its directors, officers and employees other than (A) customary increases to employees whose total annual cash compensation is less than $100,000 awarded in the ordinary course of business consistent with past practices, and (B) customary employee bonuses (including to employees who are officers) approved by the IBS Board and paid in the ordinary course of business consistent with past practices and (C) immaterial changes to IBS Benefit Plans;

           (x) IBS will not change its methods of accounting in effect at December 31, 1999 in a manner materially affecting the consolidated assets, liabilities or operating results of IBS, except as required by changes in GAAP as concurred in by IBS' independent auditors, and IBS will not (i) change its fiscal year or (ii) make any material tax election, other than in the ordinary course of business consistent with past practice; and

           (xi) none of IBS and its Subsidiaries will resolve or commit to any of the foregoing.

        In the event IBS shall request Info to consent in writing to an action otherwise prohibited by this Section 6(e), Info and First Avenue shall use reasonable efforts to respond in a prompt and

                                      7-38
    timely fashion (but in no event later than ten (10) business days following such request); the consent of Info shall not unreasonably be withheld.

        (f) ACCESS. Each Party will (and will cause each of its Subsidiaries to) permit representatives of the other Party to have access at all reasonable times and in a manner so as not to materially interfere with the normal business operations of such Party and its Subsidiaries to all premises, properties, personnel, books, records (including without limitation tax and financial records), contracts and documents of or pertaining to such Party, subject to any confidentiality obligations of such Party to any third party. Each Party and all of its respective representatives will treat and hold as such any Confidential Information it receives from the other Party or any of its representatives in accordance with the Confidentiality Agreement.

        (g) NOTICE OF DEVELOPMENTS. Each of IBS, Info and First Avenue will give prompt written notice to the other Parties of any material adverse development causing a breach of any of its own representations and warranties in Section 3, Section 4 and Section 5 above. No disclosure by any Party pursuant to this Section 6(g), however, shall be deemed to amend or supplement the Info Disclosure Letter, the IBS Disclosure Letter or the First Avenue Disclosure Letter or to prevent or cure any misrepresentation, breach of warranty or breach of covenant.

        (h)  INFO EXCLUSIVITY.

           (i) Info shall, and shall cause its Subsidiaries and Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Persons conducted heretofore by Info, its Subsidiaries or any of their respective Affiliates, officers, directors, employees, financial advisors, agents or representatives (each a "REPRESENTATIVE") with respect to any proposed, potential or contemplated Info Acquisition Proposal.

           (ii) From and after the date hereof, without the prior written consent of IBS, Info will not authorize or permit any of its Subsidiaries to, and shall cause any and all of its Representatives not to, directly or indirectly, (A) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Info Acquisition Proposal, or (B) engage in negotiations or discussions with any third party concerning, or provide any non-public information to any person or entity relating to, an Info Acquisition Proposal, or
       (C) enter into any letter of intent, agreement in principle or any acquisition agreement or other similar agreement with respect to any Info Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in this
       Section 6(h)(ii) shall prevent Info or the Info Board prior to receipt of the Requisite Stockholder Approval of the Info Stockholders, from furnishing non-public information to, or entering into discussions or negotiations with, any third party in connection with an unsolicited, bona fide written proposal for an Info Acquisition Proposal by such third party, if and only to the extent that (1) such third party has made a written proposal to the Info Board to consummate an Info Acquisition Proposal, (2) the Info Board determines in good faith, based upon the advice of a financial advisor of nationally recognized reputation, that such Info Acquisition Proposal is reasonably capable of being completed on substantially the terms proposed, and would, if consummated, result in a transaction that would provide greater value to the holders of the Info Shares than the transaction contemplated by this Agreement (an "INFO SUPERIOR PROPOSAL"), (3) the failure to take such action would, in the reasonable good faith judgment of the Info Board, based upon the advice of Info's outside legal counsel, be a violation of its fiduciary duties to the Info Stockholders under applicable law, and (4) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Person, the Info Board receives from such Person an executed confidentiality agreement with material terms no less favorable to Info than those contained in the Confidentiality Agreement and provides prior notice of its

                                      7-39
       decision to take such action to IBS. Info agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, an Info Acquisition Proposal, unless the failure to take such action would, in the reasonable good faith judgment of the Info Board, based upon the advice of Info outside legal counsel, be a violation of its fiduciary duties to the Info Stockholders under applicable law and such action is taken prior to receipt of the Requisite Stockholder Approval of the Info Stockholders. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Representative of Info or any of its Subsidiaries shall be deemed to be a breach of this Section 6(h) by Info.

          (iii) Info shall notify IBS promptly after receipt by Info or Info's knowledge of the receipt by any of its Representatives of any Info Acquisition Proposal or any request for non-public information in connection with an Info Acquisition Proposal or for access to the properties, books or records of Info by any Person that informs such party that it is considering making or has made an Info Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Info shall keep IBS informed of the status (including any change to the material terms) of any such Info Acquisition Proposal or request for non-public information.

           (iv) The Info Board may not withdraw or modify, or propose to withdraw or modify, in a manner adverse to IBS, the approval or recommendation by the Info Board of this Agreement or the Merger (an "INFO RECOMMENDATION MODIFICATION") unless, following the receipt of an Info Superior Proposal but prior to receipt of the Requisite Stockholder Approval of the Info Stockholders, in the reasonable good faith judgment of the Info Board, based upon the advice of Info's outside legal counsel, the failure to do so would be a violation of the Info Board's fiduciary duties to the Info Stockholders under applicable law; PROVIDED, HOWEVER, that, (A) prior to taking action with respect to an Info Recommendation Modification Info shall notify IBS in writing that the Info Board is contemplating an Info Recommendation Modification (an "INFO RECOMMENDATION MODIFICATION NOTICE") and (B) the Info Board shall not take action with respect to an Info Recommendation Modification unless
       (I) ten business days (the "INFO NOTICE PERIOD") have passed since the delivery of the Info Recommendation Modification Notice and (II) Info and IBS have not amended this Agreement (an "INFO MODIFICATION AMENDMENT") in such a manner that, in the good faith judgment of the Info Board, based upon the advice of Info's outside legal counsel, taking action with respect to an Info Recommendation Modification would no longer be necessary in order to avoid a violation of the Info Board's fiduciary duties to the Info Stockholders under applicable law. Notwithstanding anything to the contrary contained in this Agreement, if the Info Notice Period shall have passed and an Info Modification Amendment has not been executed and delivered, the Info Board (x) may take action with respect to an Info Recommendation Modification and (y) shall have no obligation to submit this Agreement and the Merger to Info's stockholders for adoption and approval. Unless the Info Board has withdrawn its recommendation of this Agreement in compliance herewith, Info shall use its best efforts to solicit from the Info Stockholders proxies in favor of the adoption and approval of this Agreement and the Merger and to secure the vote or consent of the Info Stockholders required by the Pennsylvania Business Corporation Law and its articles of incorporation and by-laws to adopt and approve this Agreement and the Merger.

                                      7-40

        (i)  IBS EXCLUSIVITY.

           (i) IBS shall, and shall cause its Subsidiaries and Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Persons conducted heretofore by IBS, its Subsidiaries or any of its Representatives with respect to any proposed, potential or contemplated IBS Acquisition Proposal.

           (ii) Without the prior written consent of Info, IBS will not authorize or permit any of its Subsidiaries to, and shall cause any and all of its Representatives not to, directly or indirectly, (A) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, an IBS Acquisition Proposal, or
       (B) engage in negotiations or discussions with any third party concerning, or provide any nonpublic information to any person or entity relating to, an IBS Acquisition Proposal, or (C) enter into any letter of intent, agreement in principle or any acquisition agreement or other similar agreement with respect to any IBS Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in this Section 6(i)(ii) shall prevent IBS or the IBS Board from, prior to receipt of the Requisite Stockholder Approval of the IBS Stockholders, furnishing nonpublic information to, or entering into discussions or negotiations with, any third party in connection with an unsolicited, bona fide written proposal for an IBS Acquisition Proposal by such third party, if and only to the extent that
       (1) such third party has made a written proposal to the IBS Board to consummate an IBS Acquisition Proposal, (2) the IBS Board determines in good faith, based upon the advice of a financial advisor of nationally recognized reputation, that such IBS Acquisition Proposal is reasonably capable of being completed on substantially the terms proposed, and would, if consummated, result in a transaction that would provide greater value to the holders of the IBS Shares than the transaction contemplated by this Agreement (an "IBS SUPERIOR PROPOSAL"), (3) the failure to take such action would, in the reasonable good faith judgment of the IBS Board, based upon the advice of IBS' outside legal counsel, be a violation of its fiduciary duties to the IBS' stockholders under applicable law, and (4) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such Person, the IBS Board receives from such Person an executed confidentiality agreement with material terms no less favorable to IBS than those contained in the Confidentiality Agreement. IBS agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, an IBS Acquisition Proposal, unless the failure to take such action would, in the reasonable good faith judgment of the IBS Board, based upon the advice of IBS' outside legal counsel, be a violation of its fiduciary duties to the IBS' stockholders under applicable law and such action is taken prior to receipt of the Requisite Stockholder Approval of the IBS Stockholders. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Representative of IBS or any of its Subsidiaries shall be deemed to be a breach of this Section 6(i)(ii) by IBS.

          (iii) IBS shall notify Info promptly after receipt by IBS or IBS' knowledge of the receipt by any of its Representatives of any IBS Acquisition Proposal or any request for non-public information in connection with an IBS Acquisition Proposal or for access to the properties, books or records of IBS by any Person that informs such party that it is considering making or has made an IBS Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. IBS shall keep Info informed of the status (including any change to the material terms) of any such IBS Acquisition Proposal or request for nonpublic information.

                                      7-41

           (iv) The IBS Board may not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Info, the approval or recommendation by the IBS Board of this Agreement or the Merger (an "IBS RECOMMENDATION MODIFICATION") unless, following the receipt of an IBS Superior Proposal but prior to receipt of the Requisite Stockholder Approval of the IBS Stockholders, in the reasonable good faith judgment of the IBS Board, based upon the advice of IBS' outside legal counsel, the failure to do so would be a violation of the IBS Board's fiduciary duties to the IBS Stockholders under applicable law; PROVIDED, HOWEVER, that (A) prior to taking action with respect to an IBS Recommendation Modification IBS shall notify Info in writing that the IBS Board is contemplating an IBS Recommendation Modification (an "IBS RECOMMENDATION MODIFICATION NOTICE") and (B) the IBS Board shall not take action with respect to an IBS Recommendation Modification unless (I) ten business days (the "IBS NOTICE PERIOD") have passed since the delivery of the IBS Recommendation Modification Notice and (II) IBS and Info have not amended this Agreement (an "IBS MODIFICATION AMENDMENT") in such a manner that, in the good faith judgment of the IBS Board, based upon the advice of IBS' outside legal counsel, taking action with respect to an IBS Recommendation Modification would no longer be necessary in order to avoid a violation of the IBS Board's fiduciary duties to the IBS Stockholders under applicable law. Notwithstanding anything to the contrary contained in this Agreement, if the IBS Notice Period shall have passed and an IBS Modification Amendment has not been executed and delivered, the IBS Board
       (x) may take action with respect to an IBS Recommendation Modification and (y) shall have no obligation to submit the Merger to the IBS Stockholders for adoption and approval. Unless the IBS Board has withdrawn its recommendation of the Merger in compliance herewith, IBS shall use its best efforts to solicit from the IBS Stockholders proxies in favor of the adoption and approval of the IBS Merger required by the Delaware General Corporation Law.

        (j)  INSURANCE AND INDEMNIFICATION.

           (i) Holdco will provide each individual who served as a director or officer of IBS or Info at any time prior to the Effective Time with liability insurance for a period of six years after the Effective Time no less favorable in coverage and amount than any applicable insurance of IBS or Info, as the case may be, in effect immediately prior to the Effective Time; PROVIDED, HOWEVER, that if the existing liability insurance expires, or is terminated or canceled by the insurance carrier during such six-year period, Holdco will use its reasonable best efforts to obtain comparable insurance for the remainder of such period on a commercially reasonable basis; PROVIDED FURTHER, however, that in the event any claim or claims are asserted within such period, all rights to indemnification in respect of such claim or claims shall continue until the final disposition thereof;

           (ii) After the Effective Time, Holdco (A) will not take or permit to be taken any action to alter or impair any exculpatory or indemnification provisions now existing in the certificate of incorporation, by-laws or indemnification and employment agreements of IBS, Info or any of their respective Subsidiaries for the benefit of any individual who served as a director or officer of IBS, Info or any of their respective Subsidiaries (an "INDEMNIFIED PARTY") at any time prior to the Effective Time (except as may be required by applicable law), and (B) shall, and shall the applicable Surviving Corporation to, honor and fulfill such provisions until the date which is six years from the Effective Time (except as may be required by applicable law); PROVIDED, HOWEVER, that in the event any claim or claims are asserted within such period, all rights to indemnification in respect of such claim or claims shall continue until the final disposition thereof.

          (iii) To the extent clauses (i) and (ii) above shall not serve to indemnify and hold harmless an Indemnified Party, Holdco, subject to the terms and conditions of this clause (iii),

                                      7-42
       will indemnify, for a period of six years from the Effective Time, to the fullest extent permitted under applicable law, each Indemnified Party from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees, including all court costs and reasonable attorneys' fees and expenses, resulting from, arising out of, relating to or caused by this Agreement or any of the transactions contemplated herein; PROVIDED, HOWEVER, that in the event any claim or claims are asserted or threatened within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Any Indemnified Party wishing to claim indemnification under this clause (iii), notwithstanding anything to the contrary in the provisions set forth in the certificate of incorporation, by-laws or other agreements respecting indemnification of directors or officers of IBS, the IBS Surviving Corporation, Info or the Info Surviving Corporation, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Holdco thereof, but the failure to so notify shall not relieve Holdco of any liability it may have to such Indemnified Party if such failure does not materially prejudice Holdco. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (A) Holdco shall have the right following the Effective Time to assume the defense thereof and Holdco shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Holdco fails to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Holdco or the applicable Surviving Corporation, on the one hand, and the Indemnified Parties, on the other hand, the Indemnified Parties may retain counsel satisfactory to them, and Holdco shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; PROVIDED, HOWEVER, that Holdco shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, in which case Holdco need only pay for separate counsel to the extent necessary to resolve such conflict; (B) the Indemnified Parties will reasonably cooperate in the defense of any such matter; and (C) neither Holdco nor any Surviving Corporation shall be liable for any settlement effectuated without Holdco's prior written consent, which consent shall not be unreasonably withheld or delayed. Holdco shall not settle any action or claim identified in this Section 6(j)(iii) in any manner that would impose any liability or penalty on an Indemnified Party not paid by Holdco without such Indemnified Party's prior written consent, which consent shall not be unreasonably withheld or delayed.

           (iv) Notwithstanding anything contained in clause (iii) above, Holdco shall not have any obligation hereunder to any Indemnified Party (A) if the indemnification of such Indemnified Party by Holdco or the applicable Surviving Corporation in the manner contemplated hereby is prohibited by applicable law, (B) the conduct of the Indemnified Party relating to the matter for which indemnification is sought involved bad faith or willful misconduct of such Indemnified Party, or (C) with respect to actions taken by any such Indemnified Party in his or its individual capacity, including, without limitations, with respect to any matters relating, directly or indirectly, to the purchase, sale or trading of securities issued by IBS, Info or Holdco other than a tender or sale pursuant to a stock tender agreement or (D) if such Indemnified Party shall have breached its obligation to cooperate with Holdco or the applicable Surviving Corporation in the defense of any claim in respect of which indemnification is sought and such breach (x) materially and adversely affects Holdco's or the applicable Surviving Corporation's defense of such claim or (y) will materially and adversely

                                      7-43
       affect Holdco's or the applicable Surviving Corporation's defense of such claim if such breach is not cured within ten days after notice of such breach is delivered to the Indemnified Party and such breach is not cured during such period.

        (k)  FINANCIAL STATEMENTS.

           (i) As soon as they are made available to and reviewed by senior management of Info, Info shall make available to IBS and First Avenue the internally generated monthly and quarterly condensed financial statements (including quarterly statements for the three-month period ended June 30, 2000), of Info, consisting of consolidated balance sheets, and consolidated statements of operations and of cash flows.

           (ii) As soon as they are made available to and reviewed by senior management of IBS, IBS shall make available to Info and First Avenue the internally generated monthly and quarterly condensed financial statements (including, quarterly statements for the three-month period ended June 30, 2000), consisting of consolidated balance sheets, and consolidated statements of operations and of cash flows.

        (l)  [INTENTIONALLY OMITTED]

        (m) RULE 145 AFFILIATES. Prior to the Closing Date, Info shall deliver to Holdco a letter identifying all persons who were, at the date of the Info Special Meeting, "AFFILIATES" of Info for purposes of Rule 145 under the Securities Act; and IBS shall deliver to Holdco a letter identifying all persons who were, at the date of the IBS Special Meeting, affiliates of IBS for purposes of Rule 145 under the Securities Act. Each of Info and IBS shall use its reasonable efforts to cause each of its affiliates for purposes of Rule 145 to deliver to Holdco on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit F.

        (n) NASDAQ LISTING. Holdco, IBS and Info shall use all reasonable efforts to cause the Holdco Shares to be issued in connection with the IBS Merger and the Info Merger and under the Info Benefit Plans and IBS Benefit Plans and any other Stock Rights of IBS and Info to be approved for listing on the Nasdaq National Market or the Nasdaq Small Cap Market as reasonably determined by Info and IBS, subject to official notice of issuance, prior to the Closing Date.

        (o) TAX FREE TREATMENT. The Parties intend the transactions contemplated by this Agreement to qualify as a reorganization under Section 368 of the Code and/or as an exchange under Section 351 of the Code. Each Party shall use reasonable efforts, and shall undertake reasonable efforts to cause its Affiliates to use reasonable efforts (i) to cause the transactions to so qualify, (ii) not to take any action that would prevent or impede the transactions from so qualifying and (iii) to obtain the opinions referred to in Section 7(a)(xii) and Section 7(b)(x) (the "TAX OPINIONS"). The Parties agree to use reasonable efforts to restructure the transactions contemplated by this Agreement in a manner having substantially the same economic effect if, and to the extent that, Info and IBS shall reasonably deem such restructuring appropriate in order to obtain the Tax Opinions. For purposes of the Tax Opinions, counsel may receive and rely upon representations, including those contained in this Agreement or in separate letters from or certificates of the parties hereto and others.

        (p) EMPLOYEE PLANS. After the Effective Time and until such time as the Holdco Board shall otherwise determine, the IBS Surviving Corporation shall continue the IBS Benefit Plans, and the Info Surviving Corporation shall continue the Info Benefit Plans, in each case in a manner consistent with past practice.

        (q) OPERATION OF FIRST AVENUE. Without the prior written consent of IBS and Info, First Avenue will not (i) engage in any activities except in the ordinary course of its business consistent

                                      7-44
    with past practice; (ii) issue any First Avenue Shares except for 600,000 First Avenue Shares pursuant to the First Avenue Commitments; (iii) amend, modify or terminate any First Avenue Commitment; (iv) at Closing have any assets, liabilities or employees or be party to any contracts except as listed in Section 5(c) of the First Avenue Disclosure Letter and additional cash received in connection with the sale of First Avenue Shares pursuant to the First Avenue Commitments and (v) declare or set aside or pay any distribution with respect to the First Avenue Shares (whether in cash or in kind). In the event First Avenue shall request IBS or Info to consent in writing to an action otherwise prohibited by, or required by, this Section 6(q), IBS or Info, as the case may be, shall use reasonable efforts to respond in a prompt and timely fashion (but in no event later than ten
    (10) business days following such request), but may otherwise respond, in their sole discretion, affirmatively or negatively.

    7.  CONDITIONS TO OBLIGATION TO CLOSE.

        (a) CONDITIONS TO OBLIGATION OF IBS. The obligation of IBS to consummate the IBS Merger is subject to satisfaction or waiver by IBS of the following conditions at or prior to the Closing Date (other than the conditions contained in subsections (i), (xi) and (xvi) below, which may not be waived):

           (i) This Agreement, the IBS Merger and the Info Merger shall have received the Requisite Stockholder Approvals.

           (ii) Info and its Subsidiaries shall have obtained the Required Info Consents, other than those Required Info Consents the failure of which to obtain would not reasonably be expected to have an Info Material Adverse Effect; IBS shall have obtained the Required IBS Consents, other than those Required IBS Consents the failure of which to obtain would not reasonably be expected to have an IBS Material Adverse Effect; and First Avenue shall have obtained the Required First Avenue Consents, other than those Required First Avenue Consents the failure of which to obtain would not reasonably be expected to have a First Avenue Material Adverse Effect; all filings under the Hart-Scott-Rodino Act, if any are required, shall have been made and all waiting periods shall have expired.

          (iii) The representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date).

           (iv) Info shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

           (v) Neither any statute, rule, regulation, order, stipulation or injunction (each an "ORDER") shall be enacted, promulgated, entered, enforced or deemed applicable to any Merger nor any other action shall have been taken by any Government Entity which (A) prohibits the consummation of the transactions contemplated by any Merger;
       (B) prohibits the ownership or operation by Holdco or the applicable Surviving Corporation of all or any material portion of the business or assets of IBS, Info or First Avenue, or which compels Holdco or the applicable Surviving Corporation to dispose of or hold separate all or any material portion of the business or assets of IBS, Info or First Avenue as a result of the transactions contemplated by the Mergers;
       (C) makes any Merger illegal; or (D) imposes material limitations on the ability of Holdco, IBS, Info or First Avenue to consummate any Merger.

           (vi) Info shall have delivered to IBS a certificate to the effect that each of the conditions specified above in Section 7(a)(i)-Section 7(a)(iv) is satisfied in all respects; PROVIDED, HOWEVER, with respect to
       Section 7(a)(i), Info shall only be required to certify that this Agreement and

                                      7-45
       the Info Merger received the Requisite Stockholder Approval of the Info Stockholders, and, with respect to Section 7(a)(ii), Info shall only be required to certify as to the Required Info Consents.

          (vii) The representations and warranties set forth in Section 5 above shall be true and correct in all material respects at and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date).

         (viii) First Avenue shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

           (ix) First Avenue shall have delivered to IBS a certificate to the effect that each of the conditions specified above in Section 7(a)(ii),
       Section 7(a)(vii) and Section 7(a)(viii) is satisfied in all respects; PROVIDED, HOWEVER, with respect to Section 7(a)(ii), First Avenue shall only be required to certify as to the Required First Avenue Consents.

           (x) The Holdco Shares to be issued in connection with the IBS Merger shall have been approved upon official notice of issuance for quotation on the Nasdaq Small Cap Market or the Nasdaq National Market, subject to official notice of issuance.

           (xi) The Registration Statement shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (xii) IBS shall have received a written opinion, dated as of the Closing Date, from Kelley Drye & Warren LLP, counsel to IBS, to the effect that the IBS Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and/or an exchange within the meaning of Section 351 of the Code; in rendering such opinion, such tax counsel shall be entitled to rely upon customary representations provided by the Parties.

         (xiii) Holders of not more than $2.5 million in value, in the aggregate, of Info Shares (calculated based upon the Closing Price per Info Share as of the date preceding the scheduled Closing Date) and of IBS Shares (calculated based upon the Closing Price per IBS Share as of the date preceding the scheduled Closing Date) shall have exercised and not withdrawn dissenters' rights with respect to their shares.

          (xiv) The non-competition agreements between Info and bigchalk.com, Inc. and among Info, bigchalk.com, Inc. and Bell and Howell Information and Learning Company shall have been amended or other arrangements with respect to such non-competition agreements shall have been reached in substance, which amendments or other arrangements shall be reasonably satisfactory in form and substance to IBS.

          (xv) Each person who will be a director or executive officer of Holdco and who is not affiliated with IBS shall have signed a Lockup Agreement.

          (xvi) The First Avenue Common Shares and the First Avenue Preferred Shares subject to the First Avenue Commitments shall have been duly issued pursuant to the First Avenue Commitments, the full purchase price therefor shall have been paid to First Avenue and shall be held by First Avenue at the Effective Time, and the FAV Merger shall have been consummated simultaneously with the IBS Merger and the Info Merger.

                                      7-46

        Subject to the provisions of applicable law, IBS may waive, in whole or in part, any condition specified in this Section 7(a), other than the conditions contained in subsections (i), (xi) and (xvi), if it executes a writing so stating at or prior to the Closing.

        (b) CONDITIONS TO OBLIGATION OF INFO. The obligation of Info to consummate the Info Merger is subject to satisfaction or waiver by Info of the following conditions at or prior to the Closing Date (other than the conditions contained in subsections (i), (xii) and (xiv), which cannot be waived):

           (i) This Agreement, the IBS Merger and the Info Merger shall have received the Requisite Stockholder Approvals.

           (ii) IBS and its Subsidiaries shall have obtained the Required IBS Consents, other than those Required IBS Consents the failure of which to obtain would not reasonably be expected to have an IBS Material Adverse Effect; Info and its Subsidiaries shall have obtained the Required Info Consents other than those Required Info Consents the failure of which to obtain would not reasonably be expected to have an Info Material Adverse Effect; First Avenue shall have obtained the Required First Avenue Consents other than those Required First Avenue Consents the failure of which to obtain would not reasonably be expected to have a First Avenue Material Adverse Effect; and all filings under the Hart-Scott-Rodino Act, if any are required, shall have been made and all waiting periods shall have expired.

          (iii) The representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date).

           (iv) IBS shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

           (v) Neither any Order shall be enacted, promulgated, entered, enforced or deemed applicable to any Merger nor any other action shall have been taken by any Government Entity (A) prohibits the consummation of the transactions contemplated by any Merger; (B) prohibits the ownership or operation by Holdco or the applicable Surviving Corporation of all or any material portion of the business or assets of IBS, Info or First Avenue, or which compels Holdco or the applicable Surviving Corporation to dispose of or hold separate all or any material portion of the business or assets of IBS, Info or First Avenue as a result of the transactions contemplated by the Mergers; (C) makes any Merger illegal; or (D) imposes material limitations on the ability of Holdco, IBS, Info or First Avenue to consummate any Merger.

           (vi) IBS shall have delivered to Info a certificate to the effect that each of the conditions specified above in Section 7(b)(i)-(iv) is satisfied in all respects; PROVIDED, HOWEVER, with respect to Section 7(b)(i), IBS shall only be required to certify that this Agreement and the IBS Merger received the Requisite Stockholder Approval of the IBS Stockholders and, with respect to Section 7(b)(ii), IBS shall only be required to certify as to the Required IBS Consents.

          (vii) The representations and warranties set forth in Section 5 above shall be true and correct in all material respects at and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date).

         (viii) First Avenue shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

                                      7-47

           (ix) First Avenue shall have delivered to Info a certificate to the effect that each of the conditions specified above in Section 7(b)(ii),
       Section 7(b)(vii) and Section 7(b(viii) is satisfied in all respects; PROVIDED, HOWEVER, with respect to Section 7(b)(ii), First Avenue shall only be required to certify as to the Required First Avenue Consents.

           (x) Info shall have received a written opinion, dated as of the Closing Date, from Morgan, Lewis & Bockius LLP, counsel to Info, to the effect that the Info Merger will be treated for U.S. Federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and/or an exchange within the meaning of Section 351 of the Code; in rendering such opinion, such tax counsel shall be entitled to rely upon customary representations provided by the Parties.

           (xi) The Holdco Shares to be issued in connection with the Info Merger shall have been approved upon official notice of issuance for quotation on the Nasdaq Small Cap Market or the Nasdaq National Market, subject to official notice of issuance.

          (xii) The Registration Statement shall have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

         (xiii) Holders of not more than $2.5 million in value, in the aggregate, of Info Shares (calculated based upon the Closing Price per Info Share as of the date preceding the scheduled Closing Date) and of IBS Shares (calculated based upon the Closing Price per IBS Share as of the date preceding the scheduled Closing Date) shall have exercised and not withdrawn dissenters' rights with respect to their shares.

          (xiv) The First Avenue Common Shares and the First Avenue Preferred Shares subject to the First Avenue Commitments shall have been duly issued pursuant to the First Avenue Commitments, the full purchase price therefor shall have been paid to First Avenue and shall be held by First Avenue at the Effective Time, and the FAV Merger shall have been consummated simultaneously with the IBS Merger and the Info Merger.

          (xv) A definitive agreement between IBS and a third party shall have been executed and shall not have been terminated pursuant to which IBS will cease providing access to its consumer internet customers and afford the third party the right to offer internet service to such customers.

          (xvi) Each person who will be a director or executive officer of Holdco and who is not affiliated with Info shall have signed a Lockup Agreement.

        Subject to the provisions of applicable law, Info may waive, in whole or in part, any condition specified in this Section 7(b), other than the conditions contained in subsections (i), (xii) and (xiv), if it executes a writing so stating at or prior to the Closing.

        (c) CONDITIONS TO OBLIGATION OF FIRST AVENUE. The obligation of First Avenue to consummate the FAV Merger is subject to satisfaction or waiver by First Avenue of the following conditions at or prior to the Closing Date (other than the conditions contained in subsections (i), (vii) and (viii), which cannot be waived):

           (i) This Agreement, the IBS Merger and the Info Merger shall have received the Requisite Stockholder Approvals.

           (ii) IBS and its Subsidiaries shall have obtained the Required IBS Consents, other than those Required IBS Consents the failure of which to obtain would not reasonably be expected to have an IBS Material Adverse Effect; Info and its Subsidiaries shall have obtained the

                                      7-48

       Required Info Consents other than those Required Info Consents the failure of which to obtain would not reasonably be expected to have an Info Material Adverse Effect; and all filings under the Hart-Scott-Rodino Act, if any are required, shall have been made and all waiting periods shall have expired.

          (iii) The representations and warranties set forth in Section 3 and
       Section 4 above shall be true and correct in all material respects at and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date).

           (iv) IBS, Info and Holdco shall have performed and complied with all of their respective covenants hereunder in all material respects through the Closing.

           (v) Neither any Order shall be enacted, promulgated, entered, enforced or deemed applicable to any Merger nor any other action shall have been taken by any Government Entity (A) prohibits the consummation of the transactions contemplated by any Merger; (B) prohibits the ownership or operation by Holdco or the applicable Surviving Corporation of all or any material portion of the business or assets of IBS, Info or First Avenue, or which compels Holdco or the applicable Surviving Corporation to dispose of or hold separate all or any material portion of the business or assets of IBS, Info or First Avenue as a result of the transactions contemplated by the Mergers; (C) makes any Merger illegal; or (D) imposes material limitations on the ability of Holdco, IBS, Info or First Avenue to consummate any Merger.

           (vi) IBS and Info shall have delivered to First Avenue a certificate to the effect that each of the conditions specified above in Section 7(c)(i)-(iv) is satisfied in all respects; PROVIDED, HOWEVER, (A) with respect to Section 7(c)(i), IBS shall only be required to certify that this Agreement and the IBS Merger received the Requisite Stockholder Approval of the IBS Stockholders, and Info shall only be required to certify that this Agreement and the Info Merger received the Requisite Stockholder Approval of the Info Stockholders, (B) with respect to
       Section 7(c)(ii), IBS shall only be required to certify as to the Required IBS Consents, and Info shall only be required to certify as to the Required Info Consents, (C) with respect to Section 7(c)(iii), IBS shall only be required to certify as to the representations and warranties in Section 4, and Info shall only be required to certify as to the representations and warranties in Section 3, and (D) with respect to
       Section 7(c)(iv), IBS shall only be required to certify as to its covenants and the covenants of Holdco, and Info shall only be required to certify as to its covenants and the covenants of Holdco.

          (vii) The Registration Statement shall have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

         (viii) The IBS Merger and the Info Merger shall have been consummated simultaneously with the FAV Merger.

           (ix) Holders of not more than $2.5 million in value, in the aggregate, of Info Shares (calculated based upon the Closing Price per Info Share as of the date preceding the scheduled Closing Date) and of IBS Shares (calculated based upon the Closing Price per IBS Share as of the date preceding the scheduled Closing Date) shall have exercised and not withdrawn dissenters' rights with respect to their shares.

           (x) Each person who will be a director or executive officer of Holdco and who is not affiliated with First Avenue shall have signed a Lockup Agreement.

                                      7-49

           (xi) Holdco shall have executed and delivered the Registration Rights Agreement between Holdco and First Avenue in substantially the form of Exhibit G attached hereto.

        Subject to the provisions of applicable law, First Avenue may waive, in whole or in part, any condition specified in this Section 7(c), other than the conditions contained in subsections (i), (vii) and (viii), if it executes a writing so stating at or prior to the Closing.

        (d) CONDITIONS TO OBLIGATION OF HOLDCO. The obligation of Holdco to consummate the Mergers is subject to satisfaction or waiver by Holdco of the following conditions at or prior to the Closing Date (other than the conditions contained in subsections (i), (vii) and (viii), which cannot be waived):

           (i) This Agreement, the IBS Merger and the Info Merger shall have received the Requisite Stockholder Approvals.

           (ii) IBS and its Subsidiaries shall have obtained the Required IBS Consents, other than those Required IBS Consents the failure of which to obtain would not reasonably be expected to have an IBS Material Adverse Effect; Info and its Subsidiaries shall have obtained the Required Info Consents other than those Required Info Consents the failure of which to obtain would not reasonably be expected to have an Info Material Adverse Effect; First Avenue shall have obtained the Required First Avenue Consents other than those Required First Avenue Consents the failure of which to obtain would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Holdco and its affiliates, taken as a whole; and all filings under the Hart-Scott-Rodino Act, if any are required, shall have been made and all waiting periods shall have expired.

          (iii) The representations and warranties set forth in Section 5 above shall be true and correct in all material respects at and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date).

           (iv) First Avenue shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

           (v) Neither any Order shall be enacted, promulgated, entered, enforced or deemed applicable to any Merger nor any other action shall have been taken by any Government Entity (A) prohibits the consummation of the transactions contemplated by any Merger; (B) prohibits the ownership or operation by Holdco or the applicable Surviving Corporation of all or any material portion of the business or assets of IBS, Info or First Avenue, or which compels Holdco or the applicable Surviving Corporation to dispose of or hold separate all or any material portion of the business or assets of IBS, Info or First Avenue as a result of the transactions contemplated by the Mergers; (C) makes any Merger illegal; or (D) imposes material limitations on the ability of Holdco, IBS, Info or First Avenue to consummate any Merger.

           (vi) First Avenue shall have delivered to Holdco a certificate to the effect that each of the conditions specified above in
       Section 7(d)(ii)-(iv) is satisfied in all respects; PROVIDED, HOWEVER, with respect to Section 7(d)(ii), First Avenue shall only be required to certify as to the Required First Avenue Consents

          (vii) The Registration Statement shall have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

                                      7-50

         (viii) The First Avenue Common Shares and the First Avenue Preferred Shares subject to the First Avenue Commitments shall have been duly issued pursuant to the First Avenue Commitments, the full purchase price therefor shall have been paid to First Avenue and shall be held by First Avenue at the Effective Time.

        Subject to the provisions of applicable law, Holdco may waive, in whole or in part, any condition specified in this Section 7(d), other than the conditions contained in subsections (i), (vii) and (viii), if it executes a writing so stating at or prior to the Closing.

    8.  TERMINATION.

        (a) TERMINATION OF AGREEMENT. IBS, Info and First Avenue may terminate this Agreement with the prior authorization of their respective board of directors, as provided below:

           (i) IBS, Info and First Avenue may terminate this Agreement, and the Mergers may be abandoned, by mutual written consent at any time prior to the Effective Time before or after the approval by the Info Stockholders or the IBS Stockholders;

           (ii) This Agreement may be terminated and the Mergers may be abandoned by action of the Board of Directors of IBS, Info or First Avenue, before or after the approval by the Info Stockholders or the IBS Stockholders, (A) if the Effective Time shall not have occurred by December 31, 2000 (the "OUTSIDE DATE") (unless the failure to consummate the Mergers by such date is due to the action or failure to act of the Party seeking to terminate) or (B) if any condition to the obligation of the terminating Party to consummate the applicable Merger shall have become incapable of being satisfied prior to the Outside Date as of a result of an Order that is final and non-appealable;

          (iii) This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, before or after the approval by the Info Stockholders or the IBS Stockholders, by action of the Info Board, in the event that IBS or First Avenue shall have breached any of its representations, warranties or covenants under this Agreement which breach (A) would give rise to the failure of a condition set forth in Section 7(b) or Section 7(d) above, and (B) cannot be or has not been cured within 30 days after the giving of written notice by Info to the breaching party of such breach;

           (iv) This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, before or after the approval by the Info Stockholders or the IBS Stockholders, by action of the IBS Board, in the event that Info or First Avenue shall have breached any of its representations, warranties or covenants under this Agreement which breach (A) would give rise to the failure of a condition set forth in Section 7(a) or Section 7(d) above, and (B) cannot be or has not been cured within 30 days after the giving of written notice by IBS to the breaching party of such breach;

           (v) This Agreement may be terminated by IBS, and the Mergers may be abandoned, (A) if the Info Board (i) enters into or publicly announces its intention to enter into an agreement or agreement in principle with respect to an Info Acquisition Proposal or (ii) withdraws its recommendation to the Info Stockholders of this Agreement or the Info Merger or (B) in order to enter into an agreement in principle or a definitive agreement with respect to an IBS Superior Proposal, provided that IBS has complied with the provisions of Section 6(i) in connection with such IBS Superior Proposal;

           (vi) This Agreement may be terminated by Info, and the Mergers may be abandoned, (A) if the IBS Board (i) enters into or publicly announces its intention to enter into an agreement or agreement in principle with respect to an IBS Acquisition Proposal or (ii) withdraws its recommendation to the IBS Stockholders that the IBS Stockholders approve

                                      7-51
       the IBS Merger or (B) in order to enter into an agreement in principle or a definitive agreement with respect to an Info Superior Proposal, provided that Info has complied with the provisions of Section 6(h) in connection with such Info Superior Proposal;

          (vii) Any of IBS, Info or First Avenue may terminate this Agreement, and the Mergers may be abandoned, by giving written notice to the other Parties at any time after the Info Special Meeting in the event that
       (1) this Agreement and the Info Merger fail to receive the Requisite Stockholder Approval by the Info Stockholders or (2) dissenters rights are exercised by the holders of Info Shares and holders of IBS Shares having an aggregate value (based, in the case of Info Shares upon the Closing Sales Price per Info Share on the date immediately prior to the scheduled Closing Date, and in the case of IBS Shares upon the Closing Sales Price per IBS Share on the date immediately prior to the schedule Closing Date ) in excess of $2.5 million;

         (viii) Any of IBS, Info or First Avenue may terminate this Agreement, and the Mergers may be abandoned, by giving written notice to the other Parties at any time after the IBS Special Meeting in the event that this Agreement and the IBS Merger fail to receive the Requisite Stockholder Approval by the IBS Stockholders; and

           (ix) This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, before or after the approval by the Info Stockholders or the IBS Stockholders, by action of the Board of Directors of First Avenue, in the event that IBS, Info or Holdco shall have breached any of their respective representations, warranties or covenants under this Agreement which breach (A) would give rise to the failure of a condition set forth in Section 7(c) above, and
       (B) cannot be or has not been cured within 30 days after the giving of written notice by First Avenue to the breaching Party of such breach.

        (b)  EFFECT OF TERMINATION.

           (i) Except as provided in clauses (ii) or (iii) of this
       Section 8(b), if any Party terminates this Agreement pursuant to
       Section 8(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party (except for any liability of any Party then in breach); provided, however, that the provisions of the Confidentiality Agreement, this
       Section 8(b) and Section 9 below shall survive any such termination.

           (ii) If this Agreement is terminated (A) by Info pursuant to
       Section 8(a)(vi)(B) or (B) by IBS pursuant to Section 8(a)(v)(A), or
       (C) any Person makes an Info Acquisition Proposal that remains in effect on the date 60 days prior to the Outside Date and the Requisite Stockholder Approval of the Info Stockholders is not obtained prior to termination of this Agreement pursuant to Section 8(a)(ii), then, within 60 days after such termination, Info shall pay IBS the sum of $2,000,000 in immediately available funds. Payment of such amount shall be the exclusive remedy in the event of termination of this Agreement (x) under the circumstances set forth in Section 8(b)(ii)(B) or Section 8(b)(ii)(C) if the Info Acquisition Proposal giving rise to such termination is an Info Superior Proposal and Info has complied with the provisions of Section 6(h) in connection therewith or (y) under the circumstances set forth in Section 8(b)(ii)(A).

          (iii) If this Agreement is terminated (A) by IBS pursuant to
       Section 8(a)(v)(B) or (B) by Info pursuant to Section 8(a)(vi)(A) or
       (C) any person makes an IBS Acquisition Proposal that remains in effect on the date 60 days prior to the Outside Date and the Requisite Stockholder Approval of the IBS Stockholders is not obtained prior to termination of this Agreement pursuant to Section 8(a)(ii), then, within 60 days after such termination, IBS shall pay Info the sum of $2,000,000 in immediately available funds. Payment of such amount shall

                                      7-52
       be the exclusive remedy in the event of termination of this Agreement (x) under the circumstances set forth in Section 8(b)(iii)(B) or
       Section 8(b)(iii)(C) if the IBS Acquisition Proposal giving rise to such termination is an IBS Superior Proposal and IBS has complied with the provisions of Section 6(i) in connection therewith or (y) under the circumstances set forth in Section 8(b)(iii)(A).

    9.  MISCELLANEOUS.

        (a) SURVIVAL. None of the representations, warranties and covenants of the Parties (other than the provisions in Section 2 concerning payment of the applicable Merger Consideration, the provisions in Section 6(j),
    Section 6(o) and Section 6(p)) shall survive the Effective Time.

        (b) PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of IBS, Info and First Avenue; PROVIDED, HOWEVER, that each of IBS and Info may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use all reasonable efforts to advise the other Parties prior to making the disclosure).

        (c) NO THIRD-PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; PROVIDED, HOWEVER, that (i) the provisions in Section 2 above (A) concerning payment of the Info Merger Consideration are intended for the benefit of the Info Stockholders, (B) concerning payment of the IBS Merger Consideration are intended for the benefit of the IBS Stockholders, (C) concerning payment of the FAV Merger Consideration are intended for the benefit of the First Avenue Stockholders and (D) concerning the conversion of the stock options are intended for the benefit of the holders of such stock options, (ii) the provisions in
    Section 6(j) above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives and (iii) the provisions of Section 6(o) are intended for the benefit of the Info Stockholders, the IBS Stockholders and the First Avenue Stockholders.

        (d)  ENTIRE AGREEMENT.  This Agreement (together with the
    Confidentiality Agreement) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

        (e) BINDING EFFECT; ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign or delegate either this Agreement or any of its rights, interests or obligations hereunder, by operation of law or otherwise, without the prior written approval of Info, IBS and First Avenue. Any purported assignment or delegation without such approval shall be void and of no effect.

        (f) COUNTERPARTS. This Agreement may be executed (including by facsimile) in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

        (g) HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

        (h) NOTICES. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail,

                                      7-53
    return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

       If to Info, Holdco or either Merger Sub:

           Infonautics, Inc.
           590 North Gulph Road
           King of Prussia, Pennsylvania 19406-2800
           Attn: President & CEO; VP & General Counsel
           Telephone: (610) 971-8840
           Facsimile: (610) 971-8850

       with a copy to:

           Morgan, Lewis & Bockius LLP
           1701 Market Street
           Philadelphia, Pennsylvania 19103
           Attention: Joanne R. Soslow
           Telephone: (215) 963-5000
           Facsimile: (215) 963-5299

       If to IBS, Holdco or either Merger Sub:

           IBS Interactive, Inc.
           Ridgewood Avenue
           Suite 350
           Cedar Knolls, NJ 07927
           Attention: Chairman
           Telephone: (973) 285-2600 Facsimile: (973) 285-4777

       with a copy to:

           Kelley Drye & Warren LLP
           101 Park Avenue
           New York, New York 10178
           Attention: Douglas Rich
           Telephone: (212) 808-7769
           Facsimile: (212) 808-7897

       If to First Avenue:

           First Avenue Ventures, LLC
           c/o SR Services, Inc.
           919 North Market Street, Suite 600,
           Wilmington, Delaware 19801
           Telephone: (302) 576-5880
           Facsimile: (302) 576-5858

       with a copy to:

           Stradley Ronon Stevens & Young, LLP
           2600 One Commerce Square
           Philadelphia, PA 19103-7098
           Attention: Dean M. Schwartz, Esq.
           Telephone: (215) 564-8078
           Facsimile: (215) 564-8120

                                      7-54
       and

           Gordon & Glickson
           444 N. Michigan Ave. - Suite 3600
           Chicago, IL 60611-3903
           Attention: Robert M. Weiss, Esq.
           Telephone: (312) 321-1700
           Facsimile: (312) 321-9324

    Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using personal delivery, expedited courier, messenger service, facsimile or ordinary mail, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner set forth in this Section 9(h), provided that no such change of address shall be effective until it actually is received by the intended recipient.

        (i) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK, EXCEPT TO THE EXTENT THAT THE DELAWARE GENERAL CORPORATION LAW, OR THE PENNSYLVANIA BUSINESS CORPORATION LAW MAY MANDATORILY APPLY.

        (j) AMENDMENTS AND WAIVERS. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of the Info Board, the IBS Board and the Board of Directors of First Avenue; PROVIDED, HOWEVER, that any amendment effected subsequent to Requisite Stockholder Approval will be subject to the restrictions contained in the Pennsylvania Business Corporation Law and the Delaware General Corporation Law, to the extent applicable. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

        (k) SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

        (l) EXPENSES. Except as expressly set forth elsewhere in this Agreement, each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; PROVIDED, HOWEVER, that if the Mergers do not close (for a reason other than a breach by First Avenue), Info agrees to pay 60%, and IBS agrees to pay 35%, of the FAV Liabilities; and PROVIDED FURTHER that the costs and expenses set forth on
    Schedule 9(l) will be split as follows: Info--60%, IBS--35% and First Avenue--5%. Any payments made to IBS Dissenting Holders will be made by the IBS Surviving Corporation, and any payments made to Info Dissenting Holders will be made by the Info Surviving Corporation.

                                      7-55

        (m) CONSTRUCTION. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "INCLUDING" shall mean including without limitation. The phrase "BUSINESS DAY" shall mean any day other than a day on which banks in the State of New York are required or authorized to be closed. Disclosure of any matter in the Info Disclosure Letter, the IBS Disclosure Letter or the First Avenue Disclosure Letter shall not be deemed an admission that such matter is material.

        (n) INCORPORATION OF EXHIBITS. The Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

        (o) DEFINITION OF KNOWLEDGE. As used herein, the words "knowledge" or "known" shall, (i) with respect to Info, mean the actual knowledge of the corporate executive officers of Info, in each case after such individuals have made due and diligent inquiry as to the matters which are the subject of the statements which are "known" by Info or made to the "knowledge" of Info, (ii) with respect to IBS, mean the actual knowledge of the corporate executive officers of IBS, in each case after such individuals have made due and diligent inquiry as to the matters which are the subject of the statements which are "known" by IBS or made to the "knowledge" of IBS and
    (iii) with respect to First Avenue, mean the actual knowledge of the corporate executive officers and the directors of First Avenue, in each case after such individuals have made due and diligent inquiry as to the matters which are the subject of the statements which are "known" by First Avenue or made to the "knowledge" of First Avenue.

        (p) WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT AND EACH INDEMNIFIED PARTY, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

                                      7-56

    IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                            I. I. HOLDING COMPANY, INC.

                                            By:  /s/ NICHOLAS R. LOGLISCI
                                                 ---------------------------------------------------
                                                 Name: Nicholas R. Loglisci
                                                 Title: Pres

                                            INFONAUTICS, INC.

                                            By:  /s/ VAN MORRIS
                                                 ---------------------------------------------------
                                                 Name: Van Morris
                                                 Title: Chief Executive Officer and President

                                            IBS INTERACTIVE, INC.

                                            By:  /s/ NICHOLAS R. LOGLISCI
                                                 ---------------------------------------------------
                                                 Name: Nicholas R. Loglisci
                                                 Title: Chief Executive Officer and President

                                            I. I. MERGER SUB I, INC.

                                            By:  /s/ NICHOLAS R. LOGLISCI
                                                 ---------------------------------------------------
                                                 Name: Nicholas R. Loglisci
                                                 Title: Pres.

                                            I. I. MERGER SUB II, INC.

                                            By:  /s/ NICHOLAS R. LOGLISCI
                                                 ---------------------------------------------------
                                                 Name: Nicholas R. Loglisci
                                                 Title: Pres.

                                            I. I. MERGERSUB III, INC.

                                            By:  /s/ NICHOLAS R. LOGLISCI
                                                 ---------------------------------------------------
                                                 Name:
                                                 Title:

                                            FIRST AVENUE VENTURES, INC.

                                            By:  /s/ RICHARD J. MASTERSON
                                                 ---------------------------------------------------
                                                 Name:
                                                 Title:

                                      7-57

                                                                         ANNEX 8

                          JANNEY MONTGOMERY SCOTT LLC

July 30, 2000

The Board of Directors
IBS Interactive, Inc.
2 Ridgedale Avenue, Suite 350
Cedar Knolls, NJ 07927-1108

Madam and Gentlemen:

    IBS Interactive, Inc. ("IBS"), Infonautics, Inc. ("Info") and First Avenue Ventures, Inc. ("FAV") propose to merge with and into I.I. Holding
Company, Inc. ("Holdco") pursuant to the Agreement and Plan of Reorganization dated July 30, 2000 (the "Merger"). Under the terms of the Merger: IBS shareholders will receive one share of common stock of Holdco for each share of common stock of IBS (the "IBS Exchange Ratio"); Info shareholders will receive one share of common stock of Holdco for each share of common stock of Info (the "Info Exchange Ratio"); FAV shareholders will receive approximately 1.51 shares of Holdco Series A Convertible Preferred stock for each share of preferred stock of FAV and; FAV shareholders will receive approximately 1.51 shares of Holdco common stock for each share of commons stock of FAV(the "FAV Exchange Ratio"), collectively the IBS, Info and FAV Exchange Ratios are referred to as the "Exchange Ratio."

    You have requested our opinion as to whether the Exchange Ratio pursuant to the Merger is fair from a financial point of view to IBS shareholders

    In rendering our opinion, we have reviewed, among other things: (a) the Agreement and Plan of Reorganization dated July 30, 2000; (b) Annual Reports on Form 10-K of IBS for the years ended December 31, 1998 and 1999 and of Info for the years ended December 31, 1997, 1998 and 1999; (c) Quarterly Reports on
Form 10-Q of IBS and Info for the quarter ended March 31, 2000; (d) IBS financial projections for the years ending December 31, 2000 through 2004, pro-forma for the divestiture of IBS's dial-up internet access business, prepared by the management of IBS; (e) Info financial projections for the years ending December 31, 2000 through December 31, 2001 prepared by the management of Info; (f) preliminary results of operations for IBS for the quarter ended
June 30, 2000; (g) the stock prices, operating results, financial condition and future earnings estimates of publicly traded companies we deemed comparable to IBS and Info; (h) the financial terms of mergers, acquisitions and other business combinations comparable of companies comparable to IBS and Info and;
(i) other financial analysis and supporting information provided by management. In addition we held discussions with the management of IBS and Info regarding their respective businesses, operating results, financial condition, prospects, and the Merger, and undertook other analyses, studies and investigations as we considered appropriate.

    In connection with our review, we have relied upon the accuracy and completeness of the financial and other information used by us in rendering our opinion and have not independently verified such information. We have also relied upon the assessments of the managements of Info, IBS, and FAV regarding their respective businesses, prospects and financial condition and have assumed that the financial projections of IBS and Info were reasonably prepared by the management of the respective companies, and reflect the best currently available estimates and good faith judgments of the future financial performance of IBS and Info. We did not undertake any independent valuations or appraisals of the assets or liabilities of IBS, Info, or FAV, nor were we furnished with any such valuations or appraisals.

    In rendering our opinion, we assumed that there are no consents or regulatory approvals that will impose conditions that will have a material adverse effect on the fairness, from a financial point of view, of the consideration received by IBS shareholders in the Merger. The opinion we express herein is necessarily based upon economic, market and other conditions as they exist and can be reasonably evaluated on the date hereof. We undertake no obligation to update this opinion to reflect any developments occurring after the date hereof.

    We are serving as the financial advisor to IBS in connection with the Merger and will receive customary fees upon its completion. In addition, IBS has agreed to indemnify us against certain liabilities that could arise from rendering financial advice and expressing our opinion. In the ordinary course of our securities business we may trade the common stock of IBS and Info for our own account and the accounts of our customers and, therefore, we may from time to time hold a long or short position in such stocks.

    This opinion does not address the relative merits of the Merger, any alternatives to the Merger available to IBS or any other underlying decision of IBS to proceed with or effect the Merger. Further, this opinion is delivered to the Board of Directors of IBS solely for its use in considering the Merger and may not be used for any other purpose. This letter does not constitute a recommendation to any shareholder of IBS as to how such shareholder should vote their shares in the Merger. We note that we have been retained only by IBS and our engagement is not deemed to be on behalf of, and is not intended to confer any rights upon, any stockholder of IBS or any other person. This opinion may not be reproduced, disseminated, quoted or referred to in any manner, without our prior written consent (which consent is hereby given to the inclusion of, or reference to, this opinion in any proxy statement, prospectus or periodic report required to be filed by IBS with the Securities and Exchange Commission).

    We are of the opinion, as of the date hereof and based upon the foregoing, that the Exchange Ratio pursuant to the Merger is fair from a financial point of view to IBS shareholders.

Very truly yours,

/s/ Janney Montgomery Scott LLC

Janney Montgomery Scott LLC

                                      8-2

                                                                         ANNEX 9

                          FIRST UNION SECURITIES, INC.

July 30, 2000

The Board of Directors
Infonautics, Inc.
590 North Gulph Road
King of Prussia, PA 19406-2800

Members of the Board:

    You have asked First Union Securities, Inc. to advise you with respect to the fairness, from a financial point of view, to the stockholders of Infonautics, Inc. ("INFO" or the "Company") of the exchange ratio (the "Exchange Ratio") set forth in the terms of the Agreement and Plan of Reorganization, dated as of July 30, 2000 (the "Agreement"), among I.I. Holding Company, Inc. ("Holdco"), IBS Interactive Inc. ("IBSX"), INFO, First Avenue Ventures, Inc. ("FAV"), I.I. Merger Sub I, Inc. ("IBS Merger Sub"), I.I. Merger Sub II, Inc. ("Info Merger Sub") and I.I. Merger Sub III, Inc. ("FAV Merger Sub"). As more fully described in the Agreement, INFO, IBSX and FAV will become wholly owned subsidiaries of Holdco and at the effective time of such Merger, the outstanding shares of the capital stock of INFO will be exchanged for shares of Holdco common stock (the "Transaction").

    In arriving at our opinion, we have, among other things:

    - Reviewed the financial terms and conditions of the Agreement;

    - Reviewed certain business, financial and other information, including financial forecasts, regarding INFO and IBSX that was publicly available or furnished to us by members of INFO's and IBSX's management, and have discussed with such management teams their respective company's business and prospects;

    - Reviewed certain business, historical financial and other information regarding Bigchalk.com, Inc., a non-public entity in which INFO has a material investment, that was publicly available or furnished to us by INFO's management, and reviewed financial forecasts for Bigchalk.com developed by IBSX and Janney Montgomery Scott with the guidance of Bigchalk.com's management;

    - Considered certain financial data related to INFO and IBSX and
      (i) compared that data with similar data for publicly held companies in businesses similar to those of INFO and IBSX and (ii) compared INFO's and IBSX's data relative to one another;

    - Considered the financial terms of certain other business combinations and other transactions which have recently been effected; and

    - Considered such other information, financial studies, analyses and investigations as well as financial and economic and market criteria that we deemed relevant.

    In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to INFO's, IBSX's and Bigchalk.com's financial forecasts, we have assumed that they have been reasonably prepared and reflect the best current estimates and judgments of INFO's, IBSX's and Bigchalk.com's management teams as to the future financial performance of their respective companies. We have discussed INFO's, IBSX's, and Bigchalk.com's financial projections with the respective management teams of INFO, IBSX, and Bigchalk.com, but we assume no responsibility for and express no view as to INFO's, IBSX's, or Bigchalk.com's financial projections or the assumptions upon which they are based. In arriving at our opinion, we have not conducted any physical inspection of the properties or facilities of INFO or IBSX and have not made or been provided with any evaluations or appraisals of the assets or liabilities of INFO or IBSX.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist and can be evaluated on the date of this opinion, and the information made available to us as of the date hereof. You should understand that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

    In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement that we reviewed, without any waiver of any material terms or conditions. Our opinion does not address the relative merits of the Transaction and any other business strategies considered by INFO's Board of Directors, nor does it address INFO's Board of Directors' decision to proceed with the Transaction.

    First Union Securities, Inc. is an investment banking firm and an affiliate of First Union Corporation. We have been engaged to render financial advisory services to INFO in connection with the Transaction and will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of INFO or IBSX, for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, First Union Securities, Inc. and its affiliates (including First Union Corporation and its affiliates) may maintain relationships with INFO, FAV and IBSX.

    Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of INFO in its evaluation of the Transaction and do not constitute a recommendation to any holder of INFO common stock as to how such holder should vote with respect to the Transaction. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to First Union Securities, Inc. or First Union Corporation be made, without our prior written consent; provided, however, that our opinion may be included in its entirety in any communication by INFO to its shareholders, or if required to comply with applicable law, to the directors and shareholders of another party to the Agreement.

    Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deem relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio contemplated in the Transaction is fair, from a financial point of view, to the holders of INFO common stock.

Very truly yours,

/s/ FIRST UNION SECURITIES, INC.

FIRST UNION SECURITIES, INC.

                                      9-2

                                                                        ANNEX 10

                        DELAWARE GENERAL CORPORATION LAW

SECTION 262 APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251, 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such shareholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such shareholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such shareholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. such demand will be sufficient if it reasonably informs the corporation of the identify of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such

                                      10-2
    notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholder entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such shareholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such shareholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the

                                      10-3

Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section and who has submitted such shareholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such shareholder is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such shareholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                      10-4

                                                                        ANNEX 11

                     PENNSYLVANIA BUSINESS CORPORATION LAW

SECTION 1571. APPLICATION AND EFFECT OF SUBCHAPTER.

    (a) GENERAL RULE. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

       Section 1906(c) (relating to dissenters rights upon special treatment).

       Section 1930 (relating to dissenters rights).

       Section 1931(d) (relating to dissenters rights in share exchanges).

       Section 1932(c) (relating to dissenters rights in asset transfers).

       Section 1952(d) (relating to dissenters rights in division).

       Section 1962(c) (relating to dissenters rights in conversion).

       Section 2104(b) (relating to procedure).

       Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

       Section 2325(b) (relating to minimum vote requirement).

       Section 2704(c) (relating to dissenters rights upon election).

       Section 2705(d) (relating to dissenters rights upon renewal of election).

       Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

       Section 7104(b)(3) (relating to procedure).

    (b) EXCEPTIONS. (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

           (i) listed on a national securities exchange; or

           (ii) held of record by more than 2,000 shareholders;

shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

        (2) Paragraph (1) shall not apply to and dissenters rights shall be available without REGARD TO THE exception PROVIDED IN THAT PARAGRAPH in the case of:

           (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

           (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

          (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

        (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

    (c) GRANT OF OPTIONAL DISSENTERS RIGHTS. The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

    (d) NOTICE OF DISSENTERS RIGHTS. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

        (1) A statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

        (2) A copy of this subchapter.

    (e) OTHER STATUTES. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

    (f) CERTAIN PROVISIONS OF ARTICLES INEFFECTIVE. This subchapter may not be relaxed by any provision of the articles.

    (g) CROSS REFERENCES. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

SECTION 1572. DEFINITIONS.

    The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

    "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

    "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

    "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

    "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

                                      11-2

SECTION 1573. RECORD AND BENEFICIAL HOLDERS AND OWNERS.

    (a) RECORD HOLDERS OF SHARES. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

    (b) BENEFICIAL OWNERS OF SHARES. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

SECTION 1574. NOTICE OF INTENTION TO DISSENT.

    If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

SECTION 1575. NOTICE TO DEMAND PAYMENT.

    (a) GENERAL RULE. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

        (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

        (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

        (3) Supply a form for demanding payment that includes a request for certification of the date on whichthe shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

        (4) Be accompanied by a copy of this subchapter.

    (b) TIME FOR RECEIPT OF DEMAND FOR PAYMENT. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

                                      11-3

SECTION 1576. FAILURE TO COMPLY WITH NOTICE TO DEMAND PAYMENT, ETC.

    (a) EFFECT OF FAILURE OF SHAREHOLDER TO ACT. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

    (b) RESTRICTION ON UNCERTIFICATED SHARES. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

    (c) RIGHTS RETAINED BY SHAREHOLDER. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

SECTION 1577. RELEASE OF RESTRICTIONS OR PAYMENT FOR SHARES.

    (a) FAILURE TO EFFECTUATE CORPORATE ACTION. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

    (b) RENEWAL OF NOTICE TO DEMAND PAYMENT. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

    (c) PAYMENT OF FAIR VALUE OF SHARES. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

        (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

        (2) A statement of the corporation's estimate of the fair value of the shares.

        (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

    (d) FAILURE TO MAKE PAYMENT. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

                                      11-4

SECTION 1578. ESTIMATE BY DISSENTER OF FAIR VALUE OF SHARES.

    (a) GENERAL RULE. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

    (b) EFFECT OF FAILURE TO FILE ESTIMATE. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

SECTION 1579. VALUATION PROCEEDINGS GENERALLY.

    (a)  GENERAL RULE.  Within 60 days after the latest of:

        (1) Effectuation of the proposed corporate action;

        (2) Timely receipt of any demand for payment under section 1575 (relating to notice to demand payment); or

        (3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

If any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

    (b) MANDATORY JOINDER OF DISSENTERS. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

    (c) JURISDICTION OF THE COURT. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

    (d) MEASURE OF RECOVERY. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

    (e) EFFECT OF CORPORATION'S FAILURE TO FILE APPLICATION. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

SECTION 1580. COSTS AND EXPENSES OF VALUATION PROCEEDINGS.

    (a)  GENERAL RULE.  The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation

                                      11-5
except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

    (b) ASSESSMENT OF COUNSEL FEES AND EXPERT FEES WHERE LACK OF GOOD FAITH APPEARS. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

    (c) AWARD OF FEES FOR BENEFITS TO OTHER DISSENTERS. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

SECTION 1930. DISSENTERS RIGHTS.

    (a) GENERAL RULE. If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

    (b) PLANS ADOPTED BY DIRECTORS ONLY. Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) (relating to adoption by board of directors).

    (c) CROSS REFERENCES. See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

                                      11-6

                                                                        ANNEX 12

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                              DIGITAL FUSION, INC.
                (FORMERLY KNOWN AS I. I. HOLDING COMPANY, INC.)

    Digital Fusion, Inc., a Delaware corporation (the "Corporation") organized and existing under the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify that:

        (1) The original Certificate of Incorporation of the Corporation was filed with the Office of the Secretary of State of Delaware on July 21, 2000 (the "Certificate").

        (2) This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law by the Corporation's Board of Directors on September 15, 2000 and its stockholders on September 15, 2000.

        (3) The Certificate is hereby amended as follows: (i) to change the name of the Corporation to Digital Fusion, Inc., and (ii) to create a series of preferred stock designated as Series A Preferred Stock.

        (4) Except for (i) the inclusion of the foregoing amendments; (ii) the omission of matters of historical interest only; and (iii) the renumbering of the Certificate to effect the omission of such matters, there are no discrepancies between the provisions of the Certificate and the provisions of this Amended and Restated Certificate of Incorporation.

    The text of the Certificate is restated with the amendments described above, effective as of 12:01 a.m. on September 21, 2000, to read as follows:

        FIRST: The name of the corporation is Digital Fusion, Inc. (the "Corporation").

        SECOND: The name and address of the Corporation's registered office in the State of Delaware is The Prentice-Hall Corporation System, Inc., located at 1013 Centre Road, City of Wilmington, County of New Castle.

        THIRD: The nature of the business and the purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

        FOURTH:  The Corporation shall have the authority to issue two
    (2) classes of capital stock, to be designated respectively "Preferred Stock" and "Common Stock." The total number of shares of capital stock that the Corporation shall have the authority to issue is One Hundred Fifteen Million (115,000,000). The total number of shares of preferred stock, par value $.001 per share (the "Preferred Stock"), that the Corporation shall have authority to issue is Fifteen Million (15,000,000). The total number of shares of Common Stock, par value $.001 per share (the "Common Stock"), that the Corporation shall have authority to issue is One Hundred Million (100,000,000).

    The following is a statement fixing certain of the designations and the powers, voting rights, preferences and relative, participating, optional and other rights of the Preferred Stock, and the qualifications, limitations or restrictions thereof, and of the authority with respect thereto expressly granted to the Board of Directors of the Corporation to fix any such provisions not fixed by this Amended and Restated Certificate of Incorporation.

I. PREFERRED STOCK

    A. GENERAL. The Board of Directors is hereby expressly vested with the authority to adopt a resolution or resolutions providing for the issue of authorized but unissued shares of Preferred Stock, which shares may be issued from time to time, in one or more series and in such amounts as may be determined by the Board of Directors in such resolution or resolutions. The powers, voting rights, designations, preferences and relative, participating, optional or other special rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights (collectively, the "Series Terms"), shall be such as are stated and expressed in the resolution or resolutions (each, a "Series Term Resolution") providing for the issue of such series of Preferred Stock adopted by the Board of Directors. The powers of the Board of Directors with respect to the Series Terms of a particular series (any of which powers may by resolution of the Board of Directors be specifically delegated to one or more of its committees, except as prohibited by the Delaware General Corporation Law) shall include, but not be limited to, determination of the following:

        1. The number of shares constituting that series and the distinctive designation of that series;

        2. The dividend rate on the shares of that series, whether such dividends, if any, shall be cumulative, and, if so, the date or dates from which dividends payable on such shares shall accumulate, and the relative rights of priority, if any, of payment of dividends on shares of that series;

        3. Whether that series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

        4. Whether that series shall have conversion privileges with respect to shares of any other class or classes of stock or of any other series of any class of stock, and, if so, the terms and conditions of such conversion upon the occurrence of such events as the Board of Directors shall determine;

        5. Whether the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the relative rights of priority of the shares of such series, if any, of redemption, the date or dates upon or after which the shares of such series shall be redeemable, provisions regarding redemption notices, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

        6. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

        7. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

        8. The conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issuance of additional Preferred Stock or other capital stock ranking on a parity therewith, or prior thereto, with respect to dividends or distribution of assets upon liquidation;

        9. The conditions or restrictions with respect to the issuance of, payment of dividends upon, or the making of other distributions to, or the acquisition or redemption of, shares ranking junior to the Preferred Stock or to any series thereof with respect to dividends or distribution of assets upon liquidation; and

        10. Any other designation, preference, power and right and any qualification, limitation or restriction thereon as may be fixed by resolution or resolutions of the Board of Directors or by the Delaware General Corporation Law.

                                      12-2

    Any of the Series Terms, including voting rights, of any series may be made dependent upon facts ascertainable outside this Amended and Restated Certificate of Incorporation and the Series Terms Resolution; PROVIDED that the manner in which such facts shall operate upon such Series Terms is clearly and expressly set forth in this Amended and Restated Certificate of Incorporation or in the Series Terms Resolution.

    B. SERIES A PREFERRED STOCK. There shall be designated out of the authorized 15 million shares of preferred stock a series of preferred stock, the designation and number of shares of which and the preferences, privileges, limitations, options, conversion rights and other special rights of which shall be as set forth in the following Sections 1-8:

        1. DESIGNATION. A total of 757,269 shares of the Corporation's preferred stock shall be designated the "Series A Convertible Preferred Stock" (the "Series A Preferred Stock"). The par value of the Series A Preferred Stock shall be $.001 per share. The stated value of each share of the Series A Preferred Stock (the "Stated Value") shall be $6.93281.

        2.  DIVIDENDS.

           (a) ACCRUAL OF DIVIDENDS. The Corporation may, but shall not be obligated to, from time to time declare and accrue or pay to the holders of outstanding Series A Preferred Stock dividends payable in cash, property or securities of the Corporation.

           (b) PARTICIPATING DIVIDENDS. Notwithstanding anything to the contrary contained herein, in the event the Corporation shall make or issue, or shall fix a record date for the determination of holders of the Common Stock entitled to receive, a dividend or other distribution with respect to the Common Stock payable in cash or property or securities of the Corporation then, and in each such event, the Board of Directors shall also declare and pay a dividend on the same terms, at the same or equivalent rate (based on the number of shares of Common Stock into which such Series A Preferred Stock is then convertible, if applicable, or, otherwise, the relative liquidation preference per share, as compared with the Series A Preferred Stock then outstanding) and in like kind upon each share of Series A Preferred Stock then outstanding, so that all shares of Series A Preferred Stock will participate in such dividend ratably with such other shares of Common Stock.

        3.  LIQUIDATION, DISSOLUTION OR WINDING UP.

           (a) TREATMENT AT LIQUIDATION, DISSOLUTION OR WINDING UP.

           (i) Any classes or series of Preferred Stock designated in the future to be on parity with the Series A Preferred Stock with respect to liquidation preference are collectively referred to herein as "First Priority Parity Stock." In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of its insolvency, before any distribution or payment is made to any holders of Common Stock or any other class or series of capital stock of the Corporation designated to be junior to the Series A Preferred Stock in liquidation preference, and subject to the liquidation rights and preferences of any class or series of Preferred Stock designated in the future to be senior to the Series A Preferred Stock with respect to liquidation preference, the holders of each share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to holders of the Corporation's capital stock of all classes, whether such assets are capital, surplus or earnings ("Available Assets"), an amount per share of Series A Preferred Stock equal to the Stated Value (subject to equitable adjustment for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event involving a change in the capital structure of the Series A Preferred Stock) plus all accrued but unpaid dividends. If, upon

                                      12-3
               liquidation, dissolution or winding up of the Corporation, the Available Assets shall be insufficient to pay the holders of Series A Preferred Stock and of any First Priority Parity Stock the full amounts to which they otherwise would be entitled, the holders of Series A Preferred Stock and First Priority Parity Stock shall share ratably in any distribution of Available Assets pro rata in proportion to the respective liquidation preference amounts which would otherwise be payable upon liquidation with respect to the outstanding shares of the Series A Preferred Stock and First Priority Parity Stock if all liquidation preference dollar amounts with respect to such shares were paid in full.

           (ii) Upon the completion of the distribution required by
               Section 3(a)(i) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Series A Preferred Stock, First Priority Parity Stock and Common Stock pro rata based on the number of shares of Common Stock into which the Series A Preferred Stock and First Priority Parity Stock is then convertible and/or the number of shares of Common Stock then held by each.

           (b) TREATMENT OF REORGANIZATION, CONSOLIDATION, MERGER OR SALE OF ASSETS. Any acquisition of all or substantially all of the assets of the Corporation, or an acquisition of the Corporation by another corporation or entity by consolidation, merger or other reorganization or combination in which the holders of the Corporation's outstanding voting stock immediately prior to such transaction do not own, immediately after such transaction, securities representing more than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction (a "Liquidity Event") shall be regarded as a liquidation, dissolution or winding up of the affairs of the Corporation for purposes of this Section 3; PROVIDED, HOWEVER, that, in the case of any such transaction to which the provisions of Section 5(g) also apply, the holders of the outstanding shares of Series A Preferred Stock and First Priority Parity Stock (voting together as a single class) shall have the right by majority vote to elect the benefits of the provisions of
       Section 5(g) of this Series A Preferred Stock Provision for all of the Series A Preferred Stock and First Priority Parity Stock in lieu of receiving payment in liquidation, dissolution or winding up of the Corporation pursuant to this Section 3. The provisions of this
       Section 3(b) shall not apply to (a) any reorganization, merger or consolidation involving only a change in the state of incorporation of the Corporation, (b) a merger of the Corporation with or into a wholly-owned subsidiary of the Corporation that is incorporated in the United States of America, (c) a merger, reorganization, consolidation or other combination in which the holders of the Corporation's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing more than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, or (d) a sale, transfer or assignment of up to ninety percent (90%), on a consolidated basis, of the Corporation's assets.

           (c) DISTRIBUTIONS OTHER THAN CASH. Whenever the distribution provided for in this Section 3 shall be payable in whole or in part in property other than cash, the value of any property distributed shall be the fair market value of such property as reasonably determined in good faith by the Board of Directors of the Corporation in a written resolution. All distributions of property other than cash made hereunder shall be made, to the maximum extent possible, pro rata with respect to each series and class of Preferred Stock and Common Stock in accordance with the liquidation amounts and preferences payable with respect to each such series and class.

                                      12-4

        4.  VOTING RIGHTS.

           (a) Subject to Section 4(b) below, in addition to any other rights provided for herein or by law, the holders of Series A Preferred Stock shall be entitled to vote, together with the holders of Common Stock as one class, on all matters as to which holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as such holders of Common Stock. In any such vote, each share of Series A Preferred Stock shall entitle the holder thereof to the number of votes per share that equals the number of whole shares of Common Stock into which each such share of Series A Preferred Stock is then convertible.

           (b) So long as 25% of the shares of Series A Preferred Stock remain outstanding (i) the holders of shares of Series A Preferred Stock, voting separately as a single class, shall have the right to elect two members of the Board of Directors of the Corporation (each a "Series A Director"), and (ii) a Series A Director may be removed from the Board of Directors only by the affirmative vote of the holders of a majority of the Series A Preferred Stock, voting separately as a single class.

           (c) So long as 25% of the shares of Series A Preferred Stock remain outstanding, if a vacancy on the Board of Directors is to be filled by the Board of Directors, only a director or directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy, if any, shall vote to fill such vacancy.

           (d) So long as 25% of the shares of Series A Preferred Stock remain outstanding, the Corporation shall take such action as is necessary to ensure that Executive, Audit and Compensation Committees are formed, and that the membership of each of such committees includes at least one of the Series A Directors.

        5. CONVERSION. The holders of Series A Preferred Stock shall have the following rights and be subject to the following obligations with respect to the conversion of such shares into shares of Common Stock.

           (a) OPTIONAL CONVERSION. Subject to and in compliance with the provisions of this Section 5, any shares of Series A Preferred Stock may, at the option of the holder thereof, be converted at any time and from time to time into fully-paid and non-assessable shares of Common Stock. The number of shares of Common Stock which a holder of Series A Preferred Stock shall be entitled to receive upon conversion shall be the product obtained by multiplying (i) the number of shares of Series A Preferred Stock being converted at any time, by (ii) the rate (the "Conversion Rate") equal to the quotient obtained by dividing the Stated Value per share by the Conversion Value. The initial "Conversion Value," subject to adjustment in accordance with this Section 5, shall be the Stated Value.

           (b) AUTOMATIC CONVERSION. Immediately (i) prior to the effectiveness of a registration statement filed by the Corporation pursuant to the Securities Act of 1933, as amended (the "Act"), (other than on Form S-4 or S-8 on any successor forms thereto) covering the offer and sale of Common Stock for the account of the Corporation in an underwritten public offering on a firm commitment basis in which the Corporation receives gross proceeds equal to or greater than $25,000,000 (calculated before deducting underwriters' discounts and commissions and other offering expenses), but subject to the closing of such public offering (a "Qualified Public Offering"), (ii) upon the conclusion of a thirty day period in which the average closing price of a share of the Common Stock on at least twenty trading days during such thirty-day period has been equal to or in excess of two and one-half times Stated Value (a "Qualified Trading Period"), or (iii) upon the third anniversary of the date of issuance of the Series A Preferred Stock, all outstanding
       Series A Preferred Stock shall be converted automatically into the number of fully paid, non-assessable shares of Common Stock into which such shares of

                                      12-5

       Series A Preferred Stock are convertible pursuant to this Section 5 as of the closing and consummation of such Qualified Public Offering, the conclusion of such Qualified Trading Period or the date of such third anniversary, as the case may be, without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent.

           (c) SURRENDER OF CERTIFICATES UPON MANDATORY CONVERSION. Upon the occurrence of the conversion event specified in paragraph 5(b) the holders of the Series A Preferred Stock so converted shall, upon notice from the Corporation, surrender the certificates representing such shares at the office of the Corporation or its transfer agent for the Common Stock. Thereupon, there shall be issued and delivered to such holder a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred Stock so surrendered were convertible on the date on which the conversion occurred. The Corporation shall not be obligated to issue such certificates unless certificates evidencing such shares of Series A Preferred Stock being converted are either delivered to the Corporation or any such transfer agent, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith.

           (d) ANTI-DILUTION ADJUSTMENTS.

           (i) UPON DILUTIVE ISSUANCES. If the Corporation shall, while there are any shares of Series A Preferred Stock outstanding, issue or sell shares of its Common Stock or Common Stock Equivalents (as defined in Section 5(d)(ii)(A) below) without consideration or at a price per share or Net Consideration Per Share (as defined in Section 5(d)(iii) below) less than the Conversion Value in effect immediately prior to such issuance or sale (a "Dilutive Issuance"), then in each such case the Conversion Value, except as hereinafter provided, shall be reduced so as to equal an amount determined by multiplying such Conversion Value by the following fraction:

                                        N(0) + N(1)
                             ---------------------------------------------------

                                        N(0) + N(2)

               where:

               N(0) = the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock or Common Stock Equivalents (calculated on a fully-diluted basis assuming the exercise or conversion of all then exercisable or convertible options, warrants, purchase rights and convertible securities); and

               N(l) = the number of shares of Common Stock which the aggregate consideration, if any, (including the Net Consideration Per Share with respect to the issuance of Common Stock Equivalents) received or receivable by the Corporation for the total number of such additional shares of Common Stock so issued or deemed to be issued would purchase at the Conversion Value in effect immediately prior to such issuance; and

               N(2) = the number of such additional shares of Common Stock so issued or deemed to be issued.

               By way of example, if:

               - the shares of Common Stock outstanding immediately prior to the
                 Dilutive Issuance were 1,000,000, and

                                      12-6

               - the Conversion Value of Series A Preferred Stock immediately prior to the Dilutive Issuance were, $3.00, and

               - the new shares issued pursuant to the Dilutive Issuance were
                 1,000,000, and

               - the issue price of the New Shares were $1.50,

               then:

               - N(0) = 1,000,000, and

               - N(1) = (1,000,000)($1.50)/$3.00 = 500,000, and

               - N(2) = 1,000,000, and

               - The new Conversion Value of the Series A Preferred Stock would be: $3.00[(1,000,000 + 500,000)/(1,000,000 + 1,000,000) =
                 0.75] = $2.25

                   The provisions of this Section 5(d)(i) may be waived as to all shares of Series A Preferred Stock in any instance (without the necessity of convening any meeting of stockholders of the Corporation) upon the written agreement of the holders of a majority of the outstanding shares of Series A Preferred Stock.

           (ii) COMMON STOCK EQUIVALENTS.

               (A) For the purposes of this Section 5(d), the issuance of any warrants, options, subscription or purchase rights with respect to shares of Common Stock and the issuance of any securities convertible into or exchangeable for shares of Common Stock and the issuance of any warrants, options, subscription or purchase rights with respect to such convertible or exchangeable securities (collectively, "Common Stock Equivalents"), shall be deemed an issuance of Common Stock. Any obligation, agreement or undertaking to issue Common Stock Equivalents at any time in the future shall be deemed to be an issuance at the time such obligation, agreement or undertaking is made or arises. No adjustment of the Conversion Value shall be made under this Section 5(d) upon the issuance of any shares of Common Stock which are issued pursuant to the exercise, conversion or exchange of any Common Stock Equivalents.

               (B) Should the Net Consideration Per Share of any such Common
                   Stock Equivalents be decreased from time to time other than as a result of the application of anti-dilution provisions substantially similar to the provisions of this Certificate, then, upon the effectiveness of each such change, the Conversion Value will be that which would have been obtained
                   (i) had the adjustments made pursuant to Section 5(d)(ii)(A) upon the issuance of such Common Stock Equivalents been made upon the basis of the new Net Consideration Per Share of such securities, and (ii) had the adjustments made to the Conversion Value since the date of issuance of such Common Stock Equivalents been made to such Conversion Value as adjusted pursuant to clause (iii) above. Any adjustment of the Conversion Value which relates to any Common Stock Equivalent shall be disregarded if, as, and when such Common Stock Equivalent expires or is canceled without being exercised, or is repurchased by the Corporation at a price per share at or less than the Stated Value, so that the Conversion Value effective immediately upon such cancellation or expiration shall be equal to the Conversion Value that would have been in effect (x) had the expired or canceled Common Stock Equivalent not been issued, and (y) had the adjustments made to the Conversion Value since the date of issuance of such Common Stock

                                      12-7

                   Equivalents been made to the Conversion Value which would have been in effect had the expired or canceled Common Stock Equivalent not been issued.

           (iii) NET CONSIDERATION PER SHARE. The "Net Consideration Per Share" which shall be receivable by the Corporation for any Common Stock issued upon the exercise or conversion of any Common Stock Equivalents shall be determined as follows:

               (A) The Net Consideration Per Share shall mean the amount equal to the total amount of consideration, if any, received by the Corporation for the issuance of such Common Stock Equivalents, plus the minimum amount of consideration, if any, payable to the Corporation upon exercise, or conversion or exchange thereof, divided by the aggregate number of shares of Common Stock that would be issued if all such Common Stock Equivalents were exercised, exchanged or converted.

               (B) The Net Consideration Per Share which shall be receivable by the Corporation shall be determined in each instance as of the date of issuance of Common Stock Equivalents without giving effect to any possible future upward price adjustments or rate adjustments which may be applicable with respect to such Common Stock Equivalents.

           (iv) STOCK DIVIDENDS FOR HOLDERS OF CAPITAL STOCK OTHER THAN COMMON STOCK. In the event that the Corporation shall make or issue (other than to holders of Common Stock or Series A Preferred Stock), or shall fix a record date for the determination of holders of any capital stock of the Corporation (other than holders of Common Stock or Series A Preferred Stock) entitled to receive, a dividend or other distribution payable in Common Stock or securities of the Corporation convertible into or otherwise exchangeable for shares of Common Stock of the Corporation, then such Common Stock or other securities issued in payment of such dividend shall be deemed to have been issued for a per share consideration equal to par or stated value, as the case may be.

           (v) CONSIDERATION OTHER THAN CASH.  For purposes of this
               Section 5(d), if a part or all of the consideration received by the Corporation in connection with the issuance of shares of the Common Stock or the issuance of any of the securities described in this Section 5(d) consists of property other than cash, such consideration shall be deemed to have a fair market value as is reasonably determined in good faith by the Board of Directors of the Corporation in a written resolution.

           (vi) EXCEPTIONS TO ANTI-DILUTION ADJUSTMENTS; BASKET FOR RESERVED EMPLOYEE SHARES. This Section 5(d) shall not apply (A) under any of the circumstances which would constitute an Extraordinary Common Stock Event (as described in Section 5(e)), (B) with respect to the issuance or sale of shares of Common Stock, or the grant of options exercisable therefor, to directors, officers, employees, advisors and consultants of the Corporation or any Subsidiary pursuant to any stock incentive plan or agreement, stock purchase plan or agreement, stock restriction agreement, employee stock ownership plan, consulting agreement, or such other options, issuances, arrangements, agreements or plans intended principally as a means of providing compensation for employment or services or of providing additional compensation in connection with the Corporation obtaining financing, provided that in each such case such plan, agreement, or other arrangement or issuance is approved by the vote or written consent of a majority of the Board of Directors, or (C) with respect to the issuance or sale of shares of Common Stock, or the grant of options, warrants, purchase rights or convertible securities exercisable therefor, to

                                      12-8
               advisors and consultants (other than pursuant to subsection
               (B) above), customers, vendors, suppliers, equipment lessors, lenders and clients of the Company, provided that in each such case such issuance, sale or grant is approved by the vote or written consent of majority of the Board of Directors.

           (e) ADJUSTMENT UPON EXTRAORDINARY COMMON STOCK EVENT. Upon the happening of an Extraordinary Common Stock Event (as hereinafter defined), the Conversion Value shall, simultaneously with the happening, of such Extraordinary Common Stock Event, be adjusted by multiplying the Conversion Value by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such Extraordinary Common Stock Event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such Extraordinary Common Stock Event, and the product so obtained shall thereafter be the Conversion Value, which, as so adjusted, shall be readjusted in the same manner upon the happening of any successive Extraordinary Common Stock Event or Events. An "Extraordinary Common Stock Event" shall mean (i) the issue of additional shares of Common Stock as a dividend or other distribution on outstanding shares of Common Stock, (ii) a subdivision of outstanding shares of Common Stock, or
       (iii) a combination or reverse stock split of outstanding shares of Common Stock into a smaller number of shares of Common Stock.

           (f) ADJUSTMENT UPON CERTAIN DIVIDENDS. Except to the extent that participating dividends have been declared and paid pursuant to
       Section 2(b) of this Series A Preferred Stock Provision, in the event the Corporation shall make or issue, or shall fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution (other than a distribution in liquidation or other distribution otherwise provided for herein) with respect to the Common Stock payable in (i) securities of the Corporation other than shares of Common Stock, or (ii) other assets (excluding cash dividends or distributions), then and in each such event provisions shall be made so that the holders of the Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the number of securities or such other assets of the Corporation which they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities or such other assets receivable by them, giving application to all other adjustments called for during such period under this Section 5.

           (g) ADJUSTMENT UPON CAPITAL REORGANIZATION OR RECLASSIFICATION. If the Common Stock shall be changed into the same or different number of shares of any other class or classes of capital stock, whether by capital reorganization, recapitalization, reclassification or otherwise (other than an Extraordinary Common Stock Event), then and in each such event the holder of each share of Series A Preferred Stock shall have the right thereafter to convert such share into, in lieu of the number of shares of Common Stock which the holder would otherwise have been entitled to receive, the kind and amount of shares of capital stock and other securities and property receivable upon such reorganization, recapitalization, reclassification or other change by the holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such reorganization, recapitalization, reclassification or change, all subject to further adjustment as provided herein. The provision for such conversion right shall be a condition precedent to the consummation by the Corporation of any such transaction unless the election described below is made. In the case of a transaction to which both this
       Section 5(g) and Section 3(b) apply, the holders of the outstanding shares of Series A Preferred Stock and First Priority Parity Stock (voting together as a single class) shall have the option by majority vote to elect

                                      12-9
       treatment for the Series A Preferred Stock and First Priority Parity Stock under this Section 5(g), notice of which election shall be submitted in writing to the Corporation at its principal office no later than ten (10) business days before the effective date of such event. If no such election shall be made, the provisions of Section 3(b), and not this Section 5(g), shall apply.

           (h) CERTIFICATE AS TO ADJUSTMENTS; NOTICE BY THE CORPORATION. In each case of an adjustment or readjustment of the Conversion Rate, the Corporation at its expense will furnish each holder of Series A Preferred Stock so affected with a certificate prepared by the Treasurer or Chief Financial Officer of the Corporation, showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based. Notwithstanding the foregoing, however, the failure of the Company to deliver such certificate shall not affect in any manner the validity of such actions.

           (i) EXERCISE OF CONVERSION PRIVILEGE. To exercise its conversion privilege, a holder of Series A Preferred Stock shall surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office, and shall give written notice to the Corporation at that office that such holder elects to convert such shares. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of Series A Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. The date when such written notice is received by the Corporation, together with the certificate or certificates representing the shares of Series A Preferred Stock being converted, shall be the "Conversion Date." As promptly as practicable after the Conversion Date for the Series A Preferred Stock being converted, the Corporation shall issue and deliver to the holder of the shares of Series A Preferred Stock being converted, or on its written order, such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series A Preferred Stock in accordance with the provisions of this
       Section 5, and cash, as provided in Section 5(j), in respect of any fraction of a share of Common Stock issuable upon such conversion. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series A Preferred Stock shall cease and the person(s) in whose name(s) any certificate(s) for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

           (j) CASH IN LIEU OF FRACTIONAL SHARES. No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Series A Preferred Stock. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of Series A Preferred Stock, the Corporation shall pay to the holder of the shares of Series A Preferred Stock which were converted a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the market price per share of the Common Stock (as determined in a reasonable manner prescribed by the Board of Directors) at the close of business on the Conversion Date. The determination as to whether or not any fractional shares are issuable shall be based upon the aggregate number of shares of Series A Preferred Stock being converted at any one time by any holder thereof, not upon each share of Series A Preferred Stock being converted.

           (k) PARTIAL CONVERSION. In the event some but not all of the shares of Series A Preferred Stock represented by a certificate(s) surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation,

                                     12-10
       a new certificate representing the number of shares of Series A Preferred Stock which were not converted.

           (l) RESERVATION OF COMMON STOCK. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock (including any shares of Series A Preferred Stock represented by any warrants, options, subscription or purchase rights for Series A Preferred Stock), and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock (including any shares of Series A Preferred Stock represented by any warrants, options, subscriptions or purchase rights for such Series A Preferred Stock), the Corporation shall take such action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

        6. RESTRICTIONS AND LIMITATIONS ON CORPORATE ACTION. Without the approval by vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock, the Corporation shall not amend its Amended and Restated Certificate of Incorporation or Bylaws or take any corporate action, if such corporate action would change any of the rights, preferences, privileges of or limitations provided for herein for the benefit of any shares of Series A Preferred Stock. Without limiting the generality of the preceding sentence, the Corporation will not amend its Amended and Restated Certificate of Incorporation or take any other corporate action without the approval by the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock, if such amendment or corporate action would:

           (a) in any manner alter or change the designation or the powers, preferences or rights or the qualifications, limitations or restrictions of the Series A Preferred Stock; or

           (b) increase or decrease the authorized number of shares of Series A Preferred Stock.

        7. STATUS OF CONVERTED OR REPURCHASED SERIES A PREFERRED STOCK. Any share or shares of Series A Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be cancelled and shall not be issuable by the Corporation. The Amended and Restated Certificate of Incorporation of the Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock. Upon the cancellation of all outstanding shares of Series A Preferred Stock, the provisions of the designation of Series A Preferred Stock shall terminate and have no further force and effect.

        8. PREEMPTIVE RIGHTS. For so long as 25% of the shares of Series A Preferred Stock are outstanding, the holders of Series A Preferred Stock (each, an "Investor" and, collectively, the "Investors") shall have the following rights:

           (a) SUBSEQUENT OFFERINGS. The Investors shall have a right of first refusal to purchase Equity Securities, as defined below, that the Corporation or any of its subsidiaries may, from time to time, propose to sell and issue, other than the Equity Securities excluded by
       Section 8(e), pursuant to the terms of this Section 8. The term "Equity Securities" shall mean (i) any Common Stock, Series A Preferred Stock or other security of the Corporation or any of its subsidiaries, (ii) any security convertible, with or without consideration, into any Common Stock, Series A Preferred Stock or other security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, Series A Preferred Stock or other security or (iv) any such warrant or right.

                                     12-11

           (b) EXERCISE OF RIGHTS. If the Corporation or any of its subsidiaries proposes to issue any Equity Securities, then the Corporation shall give the Investors written notice of its intention describing the Equity Securities, the price and the terms and conditions upon which the Corporation or its subsidiary proposes to issue such Equity Securities (the "Initial Notice"). Each Investor shall have fifteen (15) days from its receipt of such Initial Notice to agree to purchase such share of the Equity Securities identified in the Initial Notice as would be necessary for such Investor to maintain its then current ownership percentage of the total number of shares of Common Stock (an "Investor's Share"), for the price and upon the terms and conditions specified in the Initial Notice. Notwithstanding anything in this Agreement to the contrary, any and all shares of the Corporation's capital stock that an Investor has made a contractual commitment to acquire will be included in calculating such Investor's Share even if such Investor has not yet acquired such shares. Such agreement shall be indicated by the Investors by giving written notice to the Corporation and stating therein the quantity of Equity Securities to be purchased. If any Investor does not elect to purchase its Investor's Share, the other Investors may elect to purchase any of the remaining Equity Securities.

           (c) ISSUANCE OF EQUITY SECURITIES TO OTHER PERSONS. If the Investors fail to exercise in full their preemptive rights, then the Corporation shall have ninety (90) days thereafter to sell the Equity Securities in respect of which the Investor's rights were not exercised, at a price and upon general terms and conditions not materially more favorable to the purchasers thereof than specified in the Initial Notice. If the Corporation has not sold such Equity Securities within such ninety
       (90) day period, the Corporation shall not thereafter issue or sell any Equity Securities, without first offering such securities to the Investors in the manner provided above.

           (d) WAIVER OF PREEMPTIVE RIGHTS. The preemptive rights established by this Section 8 may be amended, or any provision waived with the written consent of the Investors holding a majority of the outstanding Investor Shares.

           (e) EXCLUDED SECURITIES.  The preemptive rights established by this
       Section 8 shall have no application to any of the following Equity
       Securities:

           (i) any Equity Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination not engaged in for the purpose of avoiding the Corporation's obligations under this Section 8;

           (ii) shares of Common Stock issued to the existing holders of Equity Securities in connection with any stock split, stock dividend or recapitalization by the Corporation;

           (iii) shares of Common Stock issued upon conversion of the Series A Preferred Stock;

           (iv) any Equity Securities issued pursuant to any equipment leasing arrangement or debt financing from a bank or similar financial institution, which issuance is approved by the Series A Directors; and

           (v) Equity Securities that meet the qualifications for the exception to anti-dilution adjustment set forth in Section 5(d)(vi)(B) or
               (C) of this Article FOURTH.

II. COMMON STOCK

    A. The powers, preferences and rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:

        1.  VOTING.  A holder of shares of Common Stock shall be entitled to one
    (1) vote for each share held. Each share of Common Stock is vested with all of the same rights and powers in all respects, including, without limitation, dividend and liquidation rights. Whenever the Corporation

                                     12-12
    shall issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of such amended certificate shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of Section 242(b)(2) of the Delaware General Corporation Law shall otherwise require; PROVIDED, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

        2. DIVIDENDS. When and as dividends are declared thereon, whether payable in cash, property or securities of the Corporation, holders of Common Stock will be entitled to share in such dividends ratably according to the number of shares of Common Stock held by such holder, subject to the rights of the holders of shares of any series of Preferred Stock set forth in any Series Terms Resolution.

        3. LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for the payment of the debts and other liabilities of the Corporation and the payment or setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock, the holders of Common Stock shall be entitled to share, ratably according to the number of shares of Common Stock held by such holders, in the remaining assets of the Corporation available for distribution to its stockholders, subject to the rights of the holders of any shares of any class of stock or series ranking on parity with the Common Stock as to payment or distribution in such event.

        FIFTH: In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Corporation's by-laws (the "By-Laws") may be from time to time amended, modified, supplemented or repealed by the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire Board of Directors.

        SIXTH: The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of a Board of Directors. The number of directors may be increased or decreased by the Board of Directors from time to time as provided in the By-Laws.

        Election of directors of the Corporation need not be by ballot unless the By-Laws of the Corporation shall so provide.

        SEVENTH: No director of the Corporation shall have personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; PROVIDED, that nothing in this Article SEVENTH shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders,
    (ii) for any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. In the event the Delaware General Corporation Law is amended after the date hereof so as to authorize corporate action further eliminating or limiting the liability of directors of the Corporation, the liability of the directors shall thereupon be eliminated or limited to the maximum extent permitted by the Delaware General Corporation Law, as so amended from time to time. Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.

        EIGHTH:  The Corporation shall, to the fullest extent permitted by
    Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under Section 145 from and against any and all expense, liability, or other matter referred to in or covered by said section, and the

                                     12-13
    indemnification provided for herein shall not be deemed exclusive of any other right to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

        NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in any manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

    IN WITNESS WHEREOF, the undersigned has signed this Amended and Restated Certificate of Incorporation on this 20th day of September, 2000.

                                        /s/ Nicholas R. Loglisci, Jr.

                     -----------------------------------------------------------

                                        Nicholas R. Loglisci, Jr.
                                        President

                                     12-14

                                                                        ANNEX 13

                              AMENDED AND RESTATED
                                    BY-LAWS
                                       OF
                              DIGITAL FUSION, INC.

                         As Amended September 20, 2000

                                   ARTICLE I
                                  STOCKHOLDERS

    SECTION 1. ANNUAL MEETING. The annual meeting of the stockholders of the Corporation for the purpose of electing Directors and for the transaction of such other business as may be properly brought before the meeting shall be held on such date, at such time and at such place within or without the State of Delaware as may be designated by the Board of Directors or if no date and time are so fixed, at 10:00 a.m. on the first Friday in June of each year at the principal executive office of the Corporation at 10:00 a.m.

    SECTION 2. SPECIAL MEETINGS. Except as otherwise provided by statute or in the Corporation's Amended and Restated Certificate of Incorporation, as such certificate may be from time to time hereafter modified, amended or supplemented (the "Amended and Restated Certificate"), a special meeting of the stockholders of the Corporation may be called at any time by the Board of Directors, the President or stockholders holding at least ten percent of the outstanding shares of stock in the Corporation that would be entitled to vote at a regularly scheduled meeting of the Corporation's stockholders. Any special meeting of the stockholders shall be held on such date, at such time and at such place within or without the State of Delaware as the Board of Directors, the officer or stockholders calling the meeting may designate.

    SECTION 3. NOTICE OF MEETINGS. Written notice of each meeting of the stockholders, which shall state the place, date and hour of the meeting and, in case of a special meeting, the purpose or purposes for which it is called, shall be given, not less than ten (10) nor more than sixty (60) days before the date of such meeting, either personally or by mail, to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, directed to the stockholder at the address of such stockholder as it appears on the records of the Corporation. Whenever notice is required to be given, a written waiver thereof signed by the stockholder entitled thereto, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than thirty (30) days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, at any meeting of stockholders, action is proposed to be taken which would, if taken, entitle stockholders to perfect appraisal rights with respect to their shares of the Corporation's capital stock, the notice of meeting shall include a statement to that effect and such notice shall comply with the requirements specified in Section 262 of the General Corporation Law of the State of Delaware.

    SECTION 4. QUORUM. At any meeting of the stockholders, the holders of a majority in number of the total outstanding shares of stock of the Corporation entitled to vote at such meeting, present in person or represented by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number of shares shall be required by law, by the Certificate of Incorporation or by these By-Laws, in which case the representation of the number of shares so required shall constitute a quorum; PROVIDED, THAT, at any meeting of the stockholders at which the holders of any class of stock of the Corporation shall be entitled to vote separately as a class, the holders of a majority in number of the total outstanding shares of such class, present in person or represented by proxy, shall constitute a quorum for purposes of such class vote unless the representation of a larger number of shares of such class shall be required by law, by the Certificate of Incorporation or by these By-Laws.

    SECTION 5. ADJOURNED MEETINGS. Whether or not a quorum shall be present in person or represented at any meeting of the stockholders, the holders of a majority in number of the shares of stock of the Corporation present in person or represented by proxy and entitled to vote at such meeting may adjourn from time to time; PROVIDED, HOWEVER, that if the holders of any class of stock of the Corporation are entitled to vote separately as a class upon any matter at such meeting, any adjournment of the meeting in respect of action by such class upon such matter shall be determined by the holders of a majority of the shares of such class present in person or represented by proxy and entitled to vote at such meeting. At the adjourned meeting, the stockholders or the holders of any class of stock entitled to vote separately as a class, as the case may be, may transact any business which might have been transacted by them at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

    SECTION 6. ORGANIZATION. At each meeting of the stockholders, the Chief Executive Officer of the Corporation, the President of the Corporation, or, in such officer's absence or inability to act, a Vice President shall call all meetings of the stockholders to order, and shall act as chairman of such meetings. In the absence of each of the Chief Executive Officer, the President and each of the Vice Presidents, the holders of a majority in number of the shares of stock of the Corporation present in person or represented by proxy and entitled to vote at such meeting shall elect a chairman. The Secretary of the Corporation shall act as secretary of all meetings of the stockholders; but in the absence of the Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

    SECTION 7. VOTING. Except as otherwise provided in the Certificate of Incorporation or by law, each stockholder shall be entitled to one vote for each share of the capital stock of the Corporation registered in the name of such stockholder upon the books of the Corporation. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated in the order of business for so delivering such proxies. Except as otherwise provided by law, every proxy shall be revocable at the pleasure of the stockholder executing it. No such proxy shall be voted or acted upon after three years from its date unless the proxy provides for a longer period. Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting or by such stockholder's proxy if there can be such proxy, and shall state the number of shares voted.

    Except as otherwise provided by law or by the Certificate of Incorporation, Directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the stockholders entitled to vote in the election and, whenever any corporate action other than the election of Directors is to be taken, it shall be authorized by a majority of the votes cast at a meeting of stockholders by the stockholders entitled to vote thereon.

    Shares of the capital stock of the Corporation belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes.

                                      13-2

    SECTION 8. LIST OF STOCKHOLDERS. It shall be the duty of the Secretary of the Corporation to prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held, for the ten
(10) days next preceding the meeting, to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, and shall be produced and kept at the time and place of the meeting during the whole time thereof and subject to the inspection of any stockholder who may be present.

    SECTION 9. INSPECTORS. The Board of Directors, in advance of any meeting of stockholders, shall appoint one or more inspectors to act at such meeting or any adjournment thereof and to make a written report thereon. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at the meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall ascertain the number of shares of each kind, class or series of stock outstanding and the voting power of each, determine the number of shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting or any stockholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. No Director or nominee for the office of Director shall act as an inspector of an election of Directors. Inspectors need not be stockholders.

    SECTION 10. BUSINESS BROUGHT BEFORE AN ANNUAL MEETING. At an annual meeting of stockholders, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before the meeting of stockholders. To be properly brought before an annual meeting of stockholders, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors,
(b) brought before the meeting by or at the direction of the Board of Directors or (c) otherwise properly brought before the meeting by a stockholder who was a stockholder of record at the time of giving of the notice provided for in this section, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 10. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice must be delivered to or mailed and received by the Corporation's Secretary at the principal executive offices of the Corporation, not less than one hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting of stockholders; PROVIDED, HOWEVER, that in the event that the date of the annual meeting of stockholders is changed by more than thirty (30) days from such anniversary date, notice by the stockholder to be timely must be so received no later than the close of business on the tenth
(10) day following the day on which notice of the date of the meeting was mailed. A stockholder's notice to the Corporation's Secretary shall set forth
(a) as to each person whom the stockholder proposes to nominate for election or re-election as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement

                                      13-3
as a nominee and to serving as a Director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business sought to be brought before the meeting; (c) the name and address, as such appear on the Corporation's books, of the stockholder proposing such nominee or business and any other stockholders known by such stockholder to be supporting such nominee or proposal; (d) the class and number of shares of the Corporation which, on the date of such stockholder's notice, are beneficially owned by such stockholder and by any other stockholders known by such stockholder to be supporting such nominee or proposal; and (e) any material interest of the stockholder in such business. Notwithstanding anything in these By-Laws to the contrary, no business shall be conducted at an annual meeting of stockholders except in accordance with the procedures set forth in this Section 10. The chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 10, and if the chairman should so determine, the chairman shall so declare at the meeting and any such business not properly brought before such meeting shall not be transacted.

                                   ARTICLE II
                               BOARD OF DIRECTORS

    SECTION 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by statute, the Certificate of Incorporation or these By-Laws directed or required to be done by the stockholders.

    SECTION 2. NUMBER AND QUALIFICATIONS. The Board of Directors shall consist of not less than two (2) nor more than eleven (11) Directors. Directors need not be stockholders. The Board of Directors, by the affirmative vote of a majority of the entire Board of Directors, may increase the number of Directors to a number not exceeding fifteen (15). Vacancies occurring by reason of any such increase shall be filled in accordance with Section 4 of this Article II. The Board of Directors, by the vote of a majority of the entire Board of Directors, may decrease the number of Directors to a number not less than two (2) but any such decrease shall not affect the term of office of any Director.

    SECTION 3. CLASSES, ELECTION AND TERM OF OFFICE. Except for Directors elected to fill vacancies, all Directors shall be elected at the annual meeting of stockholders and shall be nominated in accordance with the provisions of
Section 5 of this Article. Directors elected to fill vacancies shall be appointed and elected in accordance with the provisions of Section 4 of this Article. At each meeting of stockholders for the election of Directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of Directors to be elected, shall be the Directors. Each Director shall hold office until his successor is elected and qualified, or until his earlier resignation by written notice to the Secretary of the Corporation, or until his removal from office.

    SECTION 4. REMOVAL, VACANCIES AND ADDITIONAL DIRECTORS. The stockholders may, by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of the Corporation's capital stock entitled to vote with respect to the election of Directors, at any special meeting, the notice of which shall state that it is called for that purpose, remove, with or without cause, any Director and fill the vacancy in accordance with these By-Laws; PROVIDED, HOWEVER, that whenever any Director shall have been elected by the holders of any class of stock of the Corporation voting separately as a class pursuant to statute or the provisions of the Certificate of Incorporation, such Director may be removed and the vacancy filled only by the holders of that class of stock voting separately as a class. Vacancies caused by any removal, or any vacancy caused by the death or resignation of any Director or for any other reason and any newly created directorship resulting from any increase in the authorized number of Directors, shall be filled by the affirmative vote of a majority of the Directors then in office, although less than a quorum, and if there shall be no Directors then in office, such vacancy or newly created directorship shall be filled by holders of at least a majority of the

                                      13-4
shares of the Corporation's capital stock entitled to vote with respect to the election of Directors, and any Director so elected to fill such vacancy or any newly created directorship shall hold office for a term that shall expire at the first annual meeting of stockholders following such appointment or until the earlier resignation or removal of the Director.

    When one (1) or more Directors shall resign from the Board of Directors effective at a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office until the first annual meeting of stockholders following such appointment or until the earlier resignation or removal of the Director.

    SECTION 5.  NOMINATIONS.

    (a) Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in these By-Laws, who is entitled to vote for the election of Directors at the meeting and who shall have complied with each of the notice procedures set forth in Article I, Section 10 and all applicable requirements of the Exchange Act and the Rules and Regulations promulgated thereunder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

    (b) No person shall be eligible to serve as a Director of the Corporation unless nominated in accordance with the procedures set forth in these By-laws. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these By-Laws, and if the chairman should so declare, the defective nomination shall be disregarded.

    SECTION 6. PLACE OF MEETING. The Board of Directors may hold its meetings in such place or places in or outside the State of Delaware as the Board of Directors may from time to time determine or as specified in the notice of any such meeting.

    SECTION 7. ANNUAL MEETING. The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business as soon as practicable after each annual meeting of the stockholders, on the same day and at the same place where such annual meeting of stockholders shall be held. Notice of such meeting need not be given. Such meeting may be held at any other time or place, within or without the State of Delaware, which shall be specified in a notice thereof given as hereinafter provided in
Section 10 of this Article II.

    SECTION 8. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held monthly at the principal executive office of the Corporation, or at such other place as the Board of Directors may determine. No notice shall be required for any regular meeting of the Board of Directors held at the principal executive office of the Corporation. A copy of every resolution fixing or changing the time or place of regular meetings shall be delivered to every Director at least five (5) days before the first meeting held pursuant thereto.

    SECTION 9. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held whenever called by direction of the President, or by any two
(2) of the Directors then in office.

    SECTION 10. NOTICE OF MEETINGS. Notice of the day, hour and place of holding of each special meeting (and each annual or regular meeting for which notice shall be required) shall be given by mailing the same at least five
(5) days before the meeting or by causing the same to be transmitted by telegraph, cable or wireless at least one (1) day before the meeting to each Director. Unless otherwise indicated in the notice thereof, any and all business other than an amendment of these By-Laws may

                                      13-5
be transacted at any special meeting, and an amendment of these By-Laws may be acted upon if the notice of the meeting shall have stated that the amendment of these By-Laws is one (1) of the purposes of the meeting. At any meeting at which every Director shall be present, even though without any notice, any business may be transacted, including the amendment of these By-Laws. A written waiver of notice, signed by a Director entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting, except when the Director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

    SECTION 11.  QUORUM.  Subject to the provisions of Section 4 of this
Article II, a majority of the members of the Board of Directors in office (but in no case less than one-third of the total number of Directors) shall constitute a quorum for the transaction of business and the vote of the majority of the Directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors. If at any meeting of the Board of Directors there is less than a quorum present, a majority of those present may adjourn the meeting from time to time. Notice of the time and place of any such adjourned meeting shall be given to the Directors who were not present at the time of the adjournment and, unless such time and place were announced at the meeting at which the adjournment was taken, to the other Directors. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. The Directors shall act only as a board and the individual Directors shall have no power as such.

    SECTION 12. ORGANIZATION. At all meetings of the Board of Directors, the Chairman of the Board, if any, shall be elected from the Directors present to preside at such meeting. The Secretary of the Corporation shall act as Secretary of all meetings of the Directors. In the absence of the Secretary, the Chairman may appoint any person to act as secretary of the meeting.

    SECTION 13. COMMITTEES. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one (1) or more committees, each committee to consist of one (1) or more of the Directors of the Corporation. The Board of Directors may designate one (1) or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided by resolution passed by a majority of the whole Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and the affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; except that no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or an amendment to these By-Laws; and unless such resolution, these By-Laws or the Certificate of Incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Each committee shall keep written minutes of its proceedings and shall report such minutes to the Board of Directors when required.

    SECTION 14. CONFERENCE TELEPHONE MEETINGS. Unless otherwise restricted by the Certificate of Incorporation or by these By-Laws, the members of the Board of Directors or any committee designated by the Board, may participate in a meeting of the Board of Directors or such committee, as the case may be, by means of conference telephone or similar communications equipment by means of

                                      13-6
which all persons participating in the meeting can hear each other at the same time, and such participation shall constitute presence in person at such meeting.

    SECTION 15. CONSENT OF DIRECTORS OR COMMITTEE IN LIEU OF MEETING. Unless otherwise restricted by the Certificate of Incorporation or by these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee, as the case may be.

    SECTION 16. COMPENSATION. The amount, if any, that each Director shall be entitled to receive as compensation for such Director's services as such shall be fixed from time to time by resolution of the Board of Directors. Directors, who are not employees of the Corporation, shall be entitled to receive reimbursement from the Corporation for reasonable travel expenses in connection with their attendance at any meeting of the Board of Directors.

                                  ARTICLE III
                                    OFFICERS

    SECTION 1. OFFICERS. The officers of the Corporation shall be a Chairman of the Board, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, one (1) or more Vice Presidents, a General Counsel, a Secretary and such additional officers, if any, as shall be elected by the Board of Directors pursuant to the provisions of Section 10 of this Article III. The Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the President, one (1) or more Vice Presidents, the General Counsel and the Secretary shall be elected by the Board of Directors after each annual meeting of the stockholders. The failure to hold such election shall not of itself terminate the term of office of any officer. All officers shall hold office at the pleasure of the Board of Directors. Any officer may resign at any time upon written notice to the Corporation. Officers may, but need not, be Directors. Any number of offices may be held by the same person.

    All officers, agents and employees of the Corporation shall be subject to removal, with or without cause, at any time by the Board of Directors. The removal of an officer without cause shall be without prejudice to his contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. All agents and employees other than officers elected by the Board of Directors shall also be subject to removal, with or without cause, at any time by the officers appointing them.

    Any vacancy caused by the death of any officer, such officer's resignation, his removal or otherwise, may be filled by the Board of Directors, and any officer so elected shall hold office at the pleasure of the Board of Directors for the unexpired portion of the term of office which shall be vacant.

    In addition to the powers and duties of the officers of the Corporation as set forth in these By-Laws, each officer shall have such authority and shall perform such duties as from time to time may be determined by the Board of Directors.

    SECTION 2. POWERS AND DUTIES OF THE CHAIRMAN OF THE BOARD. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. Such person shall perform such other duties as may from time to time be assigned by these By-Laws or by the Board of Directors.

    SECTION 3. POWERS AND DUTIES OF THE CHIEF EXECUTIVE OFFICER. The Chief Executive Officer, subject to the control of the Board of Directors, shall have general supervision, direction and control of the business and affairs of the Corporation. The Chief Executive Officer shall preside at all meetings of the Board of Directors in the absence of the Chairman of the Board. The Chief Executive Officer shall have the general powers and duties of management usually vested in the office of the chief executive

                                      13-7
officer of a corporation, and shall have such other powers and duties as may be assigned to or required of such officer from time to time by these By-Laws or by the Board of Directors.

    SECTION 4. POWERS AND DUTIES OF THE CHIEF OPERATING OFFICER. The Chief Operating Officer, subject to the control of the Board of Directors, shall have general responsibility for the business operations of the Corporation. In the absence of the Chairman of the Board and the Chief Executive Officer, the Chief Operating Officer shall preside at all meetings of the stockholders and the Board of Directors and shall have such other powers and duties as may be assigned to or required of such officer from time to time by these By-Laws or by the Board of Directors.

    SECTION 5. POWERS AND DUTIES OF THE PRESIDENT. Unless otherwise determined by the Board of Directors, the President, subject to the control of the Board of Directors, shall perform all duties and services incident to the office of President. In the absence of the Chairman of the Board, the Chief Executive Officer and the Chief Operating Officer, the President shall preside at all meetings of the stockholders and the Board of Directors. In addition, the President shall have such other powers and perform such other duties as may from time to time be assigned to him by these By-Laws or by the Board of Directors.

    SECTION 6. POWERS AND DUTIES OF THE GENERAL COUNSEL. The General Counsel shall perform all duties incident to the office of General Counsel and shall have such powers and perform such other duties as may from time to time be assigned to such office by these By-Laws or by the Board of Directors, the Chief Executive Officer or the President.

    SECTION 7. POWERS AND DUTIES OF THE CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall have responsibility for all financial and accounting matters, including supervisory responsibilities for any Treasurer and any Assistant Treasurer of the Corporation, shall perform all duties incident to the office of Chief Financial Officer and shall have such powers and perform such other duties as may from time to time be assigned to such office by these By-Laws or by the Board of Directors, the Chief Executive Officer or the President.

    SECTION 8. POWERS AND DUTIES OF THE VICE PRESIDENTS. Each Vice President shall perform all duties incident to the office of Vice President and shall have such powers and perform such other duties as may from time to time be assigned to such office by these By-Laws or by the Board of Directors, the Chief Executive Officer or the President.

    SECTION 9.  POWERS AND DUTIES OF THE SECRETARY.  The Secretary shall:
(i) keep minutes of all meetings of the Board of Directors and minutes of all meetings of the stockholders in books provided for that purpose; (ii) attend to the giving or serving of all notices of the Corporation; (iii) have custody of the corporate seal of the Corporation and shall affix the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; (iv) have charge of the stock certificate books, transfer books and stock ledgers and such other books and papers as the Board of Directors, Chief Executive Officer or the President shall direct; (v) cause the books, reports, statements, certificates and other documents and records required by law to be kept and filed to be properly kept and filed all of which shall at all reasonable times be open to the examination of any Director, upon application, at the office of the Corporation during business hours; (vi) perform all duties incident to the office of Secretary; and (vii) have such other powers and perform such other duties as may from time to time be assigned to the Secretary by these By-Laws or the Board of Directors, the Chief Executive Officer or the President.

    SECTION 10. ADDITIONAL OFFICERS. The Board of Directors may from time to time elect such other officers (who may, but need, not be Directors), including a Treasurer, a Controller and one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers, as the Board of Directors may deem advisable, and such officers shall have such authority and shall perform such duties as may

                                      13-8
from time to time be assigned to them by the Board of Directors, the Chief Executive Officer or the President. The Board of Directors may from time to time by resolution delegate to any Assistant Treasurer or Assistant Treasurers any of the powers or duties herein assigned to the Treasurer; and may similarly delegate to any Assistant Secretary or Assistant Secretaries any of the powers or duties herein assigned to the Secretary.

    SECTION 11. GIVING OF BOND BY OFFICERS. All officers of the Corporation, if required to do so by the Board of Directors, shall furnish bonds to the Corporation for the faithful performance of their duties, in such penalties and with such conditions and security as the Board of Directors shall require.

    SECTION 12. VOTING UPON STOCKS. Unless otherwise ordered by the Board of Directors, the Chief Executive Officer, the President or any Vice President shall have full power and authority on behalf of the Corporation to attend and to act and to vote, or in the name of the Corporation to execute proxies to vote, at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meetings shall possess and may exercise, in person or by proxy, any and all rights, powers and privileges incident to the ownership of such stock. The Board of Directors may from time to time, by resolution, confer like powers upon any other person or persons.

    SECTION 13. COMPENSATION OF OFFICERS. The compensation of the officers of the Corporation for their services as such officers shall be fixed from time to time by the Board of Directors or a committee thereof; provided, however, that the Board of Directors or a committee thereof may delegate to the Chief Executive Officer the power to fix the compensation of all other officers. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that such officer is or was a Director of the Corporation, but any such officer who shall also be a Director (except in the event there is only one (1) Director of the Corporation) shall not have any vote in the determination of the compensation to be paid to him.

                                   ARTICLE IV
                             STOCK-SEAL-FISCAL YEAR

    SECTION 1. CERTIFICATES REPRESENTING SHARES OF STOCK. The certificates representing shares of stock of the Corporation shall be in such form, not inconsistent with the Certificate of Incorporation, as shall be approved by the Board of Directors. All certificates certifying the kind, class or series and number of shares of the Corporation's capital stock owned by such holder shall be signed by the Chairman of the Board, Chief Executive Officer, President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and shall not be valid unless so signed. Any or all of the signatures on the certificate may be a facsimile.

    In case any officer or officers who shall have signed any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates had not ceased to be such officer or officers of the Corporation.

    All certificates representing shares of stock shall be consecutively numbered as the same are issued. The name of the person owning the shares represented thereby with the number of such shares and the date of issue thereof shall be entered on the books of the Corporation.

    Except as hereinafter provided, all certificates surrendered to the Corporation for transfer shall be cancelled, and no new certificates shall be issued until former certificates for the same number of shares have been surrendered and cancelled.

    SECTION 2. LOST, STOLEN OR DESTROYED CERTIFICATES. Whenever a person owning a certificate representing shares of stock of the Corporation alleges that it has been lost, stolen or destroyed, he shall file in the office of the Corporation an affidavit setting forth, to the best of his knowledge and

                                      13-9
belief, the time, place and circumstances of the loss, theft or destruction, and, if required by the Board of Directors, a bond of indemnity or other indemnification sufficient in the opinion of the Board of Directors to indemnify the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, theft or destruction of any such certificate or the issuance of a new certificate in replacement therefor. Thereupon the Corporation may cause to be issued to such person a new certificate in replacement for the certificate alleged to have been lost, stolen or destroyed. Anything herein to the contrary notwithstanding, the Corporation in its absolute discretion may refuse to issue any new certificate, except pursuant to judicial proceedings under the laws of the State of Delaware.

    SECTION 3. TRANSFER OF SHARES; REGISTERED STOCKHOLDERS. Transfers of shares of stock of the Corporation shall be made on the stock records of the Corporation only upon authorization by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with a transfer agent or transfer clerk, and on surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of all taxes thereon. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person in whose name any share or shares stand on the record of stockholders as the owner of such share or shares for all purposes, including, without limitation, the rights to receive dividends or other distributions, and to vote as such owner, and the Corporation may hold any such stockholder of record liable for calls and assessments and the Corporation shall not be bound to recognize any equitable or legal claim to or interest in any such share or shares on the part of any other person whether or not it shall have express or other notice thereof. Whenever any transfers of shares shall be made for collateral security and not absolutely, and both the transferor and transferee request the Corporation to do so, such fact shall be stated in the entry of the transfer.

    SECTION 4. REGULATIONS. The Board of Directors shall have power and authority to make such rules and regulations not inconsistent with these By-Laws as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation. The Board of Directors may appoint or authorize any officer or officers to appoint, one (1) or more transfer agents and one (1) or more registrars and may require all certificates for shares of stock to bear the signature or signatures of any of them.

    SECTION 5. RECORD DATE. In order that the Corporation may determine the stockholders entitled to (i) notice of or to vote at any meeting of stockholders or any adjournment thereof; (ii) receive payment of any dividend or other distribution or allotment of any rights; (iii) exercise any rights in respect of any change, conversion or exchange of stock; or (iv) for the purpose of any other lawful action, as the case may be, the Board of Directors may fix, in advance, a record date, which shall (i) not be more than sixty (60) nor less than ten (10) days before the date of such meeting, (ii) not be more than ten
(10) days after the date upon which the resolution fixing the record date for consent to corporate action in writing is adopted by the Board of Directors and
(iii) not be more than sixty (60) days prior to any other action.

    If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                                     13-10

    SECTION 6. DIVIDENDS. Subject to the provisions of the Certificate of Incorporation, the Board of Directors shall have the power to declare and pay dividends upon shares of stock of the Corporation, but only out of funds available for the payment of dividends as provided by law. Any dividends declared upon the stock of the Corporation shall be payable subject to the provisions of the Certificate of Incorporation on such date or dates as the Board of Directors shall determine. If the date fixed for the payment of any dividend shall in any year fall upon a legal holiday, then the dividend payable on such date shall be paid on the next day not a legal holiday.

    SECTION 7. CORPORATE SEAL. The Board of Directors shall provide a suitable seal, which shall be circular in form, bear the name of the Corporation and shall include the words and numbers "Corporate Seal," "Delaware" and the year of incorporation. The seal shall be kept in the custody of the Secretary. A duplicate seal may be kept and be used by any officer of the Corporation designated by the Board, the Chief Executive Officer or the President.

    SECTION 8. FISCAL YEAR. The fiscal year of the Corporation shall be such fiscal year as the Board of Directors from time to time by resolution shall determine.

                                   ARTICLE V
                            MISCELLANEOUS PROVISIONS

    SECTION 1. EXECUTION OF CONTRACTS. Except as otherwise required by statute, the Certificate of Incorporation or these By-Laws, any contract or other instrument may be executed and delivered in the name and on behalf of the Corporation by each of the Chief Executive Officer, the President, and the Chief Financial Officer, or by such officer or officers (including any assistant officer) of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board of Directors may determine. Unless authorized by the Board of Directors or expressly permitted by these By-Laws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it peculiarly liable for any purpose or to any amount.

    SECTION 2. CHECKS, NOTES, ETC. All checks, drafts, bills of exchange, acceptances, notes or other obligations or orders for the payment of money out of the funds of the Corporation shall be signed and, if so required by the Board of Directors, countersigned by such officers of the Corporation and/or other persons as shall from time to time be designated by the Board of Directors or pursuant to authority delegated by the Board of Directors.

    Checks, drafts, bills of exchange, acceptances, notes, obligations and orders for the payment of money made payable to the Corporation may be endorsed for deposit to the credit of the Corporation with a duly authorized depositary by the Chief Financial Officer and/or such other officers or persons as shall from time to time be designated by the Chief Financial Officer.

    SECTION 3. LOANS. No loans and no renewals of loans for more than Two Hundred Fifty Thousand Dollars ($250,000) shall be contracted on behalf of the Corporation except as authorized by the Board of Directors. When authorized so to do, any officer or agent of the Corporation may effect loans and advances for the Corporation from any bank, trust company or other institution or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other evidences of indebtedness of the Corporation. When authorized so to do, any officer or agent of the Corporation may pledge, hypothecate or transfer, as security for the payment of any and all loans, advances, indebtedness and liabilities of the Corporation, any and all stocks, securities and other personal property at any time held by the Corporation, and to that end may endorse, assign and deliver the same. Such authority may be general or confined to specific instances.

    SECTION 4. OFFICES OUTSIDE OF DELAWARE. The registered office and registered agent of the Corporation will be as specified in the Certificate of Incorporation. Except as otherwise required by the

                                     13-11
laws of the State of Delaware, the Corporation may have an office or offices and keep its books, documents and papers outside of the State of Delaware at such place or places as from time to time may be determined by the Board of Directors, the Chief Executive Officer or the President.

    SECTION 5. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES. The Corporation shall, to the fullest extent permitted by applicable law from time to time in effect, indemnify any and all persons who may serve or who have served at any time as Directors or officers of the Corporation, or who at the request of the Corporation may serve or at any time have served as directors or officers of another corporation (including subsidiaries of the Corporation) or of any partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, from and against any and all of the expenses, liabilities or other matters referred to in or covered by said law. Such indemnification shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation may also indemnify any and all other persons whom it shall have power to indemnify under any applicable law from time to time in effect to the extent authorized by the Board of Directors and permitted by law. The indemnification provided by this Section 5 shall not be deemed exclusive of any other rights to which any person may be entitled under any provision of the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    For purposes of this Section 5, the term "Corporation" shall include constituent corporations referred to in Subsection (h) of the Section 145 of the General Corporation Law of the State of Delaware (or any similar provision of applicable law at the time in effect).

    SECTION 6. INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was a Director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any such expense, liability or loss asserted against it or such person and incurred by it or such person, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

    SECTION 7. VOTING AS STOCKHOLDER. Unless otherwise determined by resolution of the Board of Directors, the Chief Executive Officer, President or any Vice President shall have full power and authority on behalf of the Corporation to attend any meeting of stockholders of any corporation in which the Corporation may hold stock, and to act, vote (or execute proxies to vote) and exercise in person or by proxy all other rights, powers and privileges incident to the ownership of such stock. Such officers acting on behalf of the Corporation shall have full power and authority to execute any instrument expressing consent to or dissent from any action of any such corporation without a meeting. The Board of Directors may by resolution from time to time confer such power and authority upon any other person or persons.

    SECTION 8. CONSTRUCTION. In the event of any conflict between the provisions of these By-Laws as in effect from time to time and the provisions of the Certificate of Incorporation as in effect from time to time, the provisions of such Certificate of Incorporation shall be controlling.

                                   ARTICLE VI
                                   AMENDMENTS

    These By-Laws and any amendment thereof may be altered, amended or repealed, or new By-Laws may be adopted, by the Board of Directors at any regular or special meeting by the affirmative vote of a majority of all of the members of the Board; PROVIDED, that in the case of any special meeting at which all of the members of the Board are not present, the notice of such meeting

                                     13-12
shall have stated that the amendment of these By-Laws was one of the purposes of the meeting. These By-Laws and any amendment thereof, including the By-Laws adopted by the Board of Directors, may be altered, amended or repealed, and other By-Laws may be adopted by the holders of a majority of the total outstanding stock of the Corporation entitled to vote at any annual meeting or at any special meeting; PROVIDED, that in the case of any special meeting, notice of such proposed alteration, amendment, repeal or adoption is included in the notice of the meeting; and FURTHER PROVIDED, that any alteration, modification or repeal to each of Article I, Sections 2, 3 and 10 and
Article II, Sections 4 and 5 of these By-Laws shall require the affirmative vote of holders of at least 67% of the issued and outstanding shares of the Corporation's capital stock entitled to vote thereon.

                                  ARTICLE VII
                                  SEVERABILITY

    The provisions of these By-Laws shall be separable each from any and all other provisions of these By-Laws, and if any such provision shall be adjudged to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, or the powers granted to this Corporation by the Certificate of Incorporation or these By-Laws.

                                     13-13

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by Section 145 of the Delaware General Corporation Law, Digital Fusion's Amended and Restated Certificate of Incorporation (the "Certificate"), provides that to the fullest extent permitted by Delaware law no director shall be personally liable to Digital Fusion or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) arising from payment of dividends or approval of a stock purchase in violation of
Section 174 of the Delaware General Corporation Law, (2) for any breach of their duty of loyalty to Digital Fusion or Digital Fusion's stockholders, (3) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or (4) for any transaction from which the director derived an improper personal benefit. While the Certificate provides protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the director's duty of care. Accordingly, the Certificate will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care. The provisions of the Certificate described above apply to officers of Digital Fusion only if they are directors of Digital Fusion and are acting in their capacity as directors, and does not apply to officers of Digital Fusion who are not directors.

    In addition, Article Eighth of the Certificate and Digital Fusion's Amended and Restated By-Laws provide that Digital Fusion will indemnify its officers and directors, employees and agents, to the fullest extent permitted by Delaware law. Under Delaware law, directors and officers, as well as employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to Digital Fusion's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Digital Fusion pursuant to the foregoing provisions, or otherwise, Digital Fusion has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy expressed in the Securities Act, and is, therefore, unenforceable.

    Digital Fusion will maintain, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Digital Fusion for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance will be paid by Digital Fusion.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits, as required by Item 601 of Regulation S-K, are filed as part of this registration statement:

    2.1 Agreement and Plan of Reorganization among I. I. Holding Company, Inc., IBS Interactive, Inc., Infonautics, Inc., I. I. Merger Sub I, Inc., I.
        I. Merger Sub II, Inc., I. I. Mergersub III, Inc. and First Avenue Ventures, Inc. (included as Annex 7 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

    3.1 Amended and Restated Certificate of Incorporation of the registrant (included as Annex 12 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

    3.2 Amended and Restated By-laws of the registrant (included as Annex 13 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

   *5.1 Opinion of Morgan, Lewis & Bockius LLP regarding legality of the securities being registered.

   *8.1 Opinion of Kelley Drye & Warren LLP as to certain United States federal income tax consequences of the business combination.

   *8.2 Opinion of Morgan, Lewis & Bockius LLP as to certain United States federal income tax consequences of the business combination.

   10.1 Employment Agreement, dated as of July 30, 2000, by and between the registrant and Richard J. Masterson (incorporated by reference to Exhibit D to Exhibit 10.1 of Infonautics' Current Report on Form 8-K, dated July 30, 2000 ("Infonautics Form 8-K") and Exhibit D to
        Exhibit 2.1 of IBS Interactive's Current Report on Form 8-K, dated July 30, 2000 ("IBS Interactive Form 8-K").

   10.2 Form of Registration Rights Agreement between the registrant and First Avenue Ventures, Inc. (incorporated by reference to Exhibit G to
        Exhibit 10.1 of Infonautics Form 8-K and Exhibit G to Exhibit 2.1 of IBS Interactive Form 8-K).

   13.1 IBS Interactive Annual Report on Form 10-KSB for the year ended December 31, 1999 (included as part of Annex 1 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

   13.2 IBS Interactive Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000 (included as part of Annex 2 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

  13.2.1 IBS Interactive Form 8-K/A filed May 16, 2000 (included as Annex 2A to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

   13.3 IBS Interactive Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000 (included as part of Annex 3 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

  13.4.1 Infonautics' Annual Report on Form 10-K for the year ended
         December 31, 1999 (included as part of Annex 4 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

  13.4.2 Infonautics' Annual Report on Form 10-K/A for the year ended
         December 31, 1999 (included as part of Annex 4 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

  13.5.1 Infonautics' Quarterly Report on Form 10-Q for the quarter ended
         March 31, 2000 (included as part of Annex 5 to the joint proxy statement/ prospectus forming a part of this registration statement and incorporated herein by reference).

  13.5.2 Infonautics' Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2000 (included as part of Annex 5 to the joint proxy statement/ prospectus forming a part of this registration statement and incorporated herein by reference).

   13.6 Infonautics' Quarterly Report on Form 10-Q for the quarter ended
        June 30, 2000 (included as part of Annex 6 to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

  *23.1 Consent of Morgan, Lewis & Bockius LLP (included as part of its opinions incorporated by reference to Exhibits 5.1 and 8.2).

   23.2 Consent of PricewaterhouseCoopers LLP.

   23.3 Consent of BDO Seidman, LLP.

   23.4 Consent of Ernst & Young, LLP.

  *23.5 Consent of Kelley Drye & Warren LLP (included as part of its opinion incorporated by reference to Exhibit 8.1).

   23.6 Consent of Janney Montgomery Scott LLC.

   23.7 Consent of First Union Securities, Inc.

   24.1 Powers of Attorney (included on the signature page of this Form S-4 and incorporated herein by reference).

  *99.1 Form of Proxy of IBS Interactive, Inc.

  *99.2 Form of Proxy of Infonautics, Inc.

  *99.3 Consent of Richard Masterson to be named a director.

  *99.4 Consent of Glenn Rieger to be named a director

  *99.5 Consent of Lloyd N. Morrisett to be named a director.

  *99.6 Consent of Roy E. Crippen, III to be named a director.

  *99.7 Consent of Ahmad Al-Khaled to be named a director

------------------------

*   To be filed by amendment.

ITEM 22.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered

    (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment may be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (5) That every prospectus: (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (7) To supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Knolls, State of New Jersey, on September 27, 2000.

                                                       DIGITAL FUSION, INC.

                                                       By:  /s/ NICHOLAS R. LOGLISCI, JR.
                                                            ----------------------------------------
                                                            Name:  Nicholas R. Loglisci, Jr.
                                                            Title: PRESIDENT

    Each person whose signature appears below hereby appoints Nicholas R. Loglisci, Jr. and David Van Riper Morris, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments and any amendment or amendments or abbreviated registration statement increasing the amount of securities for which registration is being sought) to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                        DATE
                  ---------                                  -----                        ----
        /s/ NICHOLAS R. LOGLISCI, JR.          President (Principal Executive      September 27, 2000
    ------------------------------------         Officer) and Director
          Nicholas R. Loglisci, Jr.

         /s/ DAVID VAN RIPER MORRIS            Chief Operating Officer and         September 27, 2000
    ------------------------------------         Director
           David Van Riper Morris

            /s/ HOWARD B. JOHNSON              Chief Financial Officer (Principal  September 27, 2000
    ------------------------------------         Financial and Accounting
              Howard B. Johnson                  Officer)

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
         *5.1           Opinion of Morgan, Lewis & Bockius LLP regarding legality of the securities being registered.

         *8.1           Opinion of Kelley Drye & Warren LLP as to certain United
                        States federal income tax consequences of the business combination.

         *8.2           Opinion of Morgan, Lewis & Bockius LLP as to certain United
                        States federal income tax consequences of the business
                        combination.

        *23.1           Consent of Morgan, Lewis & Bockius LLP (included as part of its opinions incorporated by reference to Exhibits 5.1 and
                        8.2 and incorporated herein by reference).

         23.2           Consent of PricewaterhouseCoopers LLP.

         23.3           Consent of BDO Seidman, LLP.

         23.4           Consent of Ernst & Young, LLP.

        *23.5           Consent of Kelley Drye & Warren LLP (included as part of its opinion incorporated by reference to Exhibit 8.1 and
                        incorporated herein by reference).

         23.6           Consent of Janney Montgomery Scott LLC.

         23.7           Consent of First Union Securities, Inc.

        *99.1           Form of Proxy of IBS Interactive, Inc.

        *99.2           Form of Proxy of Infonautics, Inc.

        *99.3           Consent of Richard Masterson to be named a director.

        *99.4           Consent of Glenn Rieger to be named a director

        *99.5           Consent of Lloyd N. Morrisett to be named a director.

        *99.6           Consent of Roy E. Crippen, III to be named a director.

        *99.7           Consent of Ahmad Al-Khaled to be named a director

------------------------

*   To be filed by amendment.